As confidentially submitted with the U.S. Securities and Exchange Commission on December 16, 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chijet Motor Company, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	3711	N/A
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Sertus Chambers

Governors Square, Suite #5-204

23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104, Cayman Islands

+86-0535-2766221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq.	Barry I. Grossman, Esq.
Arthur S. Marcus, Esq.	Nahal A. Nellis, Esq.
Sichenzia Ross Ference LLP	Ellenoff Grossman & Schole LLP
1185 Avenue of Americas	1345 Avenue of the Americas
New York, New York 10036	New York, New York 10105
Telephone: (212) 930-9700	Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION, DATED ____, 2022

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

JUPITER WELLNESS ACQUISITION CORP.

AND PROSPECTUS FOR UP TO 183,391,795 ORDINARY SHARES OF

CHIJET MOTOR COMPANY, INC.

To the Stockholders of Jupiter Wellness Acquisition Corp.:

You are cordially invited to attend the special meeting of stockholders (the “special meeting”) of Jupiter Wellness Acquisition Corp., a Delaware corporation, which we refer to as “JWAC,” “we,” “us” or “our”, to be virtually held at 10:00 a.m., Eastern time, on , 2023. The special meeting can be accessed via live webcast by visiting , where you will be able to listen to the meeting live and vote during the meeting.

On October 25, 2022 we entered into a Business Combination Agreement with Chijet Inc., a Cayman Islands exempted company (“Chijet”), each of the referenced holders of Chijet’s outstanding ordinary shares (collectively, the “Sellers”), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”) and Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Chijet (“Pubco”) (as it may be amended from time to time, the “BCA”). Subject to its terms and conditions, the Business Combination Agreement provides that JWAC and Chijet will become wholly-owned subsidiaries of Pubco, a newly formed holding company. Chijet indirectly holds an over 85% interest in Shandong Baoya New Energy Vehicle Co., Ltd., a Chinese company (“Baoya”), which is a producer and manufacturer of electric vehicles, and an over 60% interest in FAW Jilin Automobile Co., Ltd., a Chinese company, which manufactures and sells traditional fuel vehicles. The transactions contemplated by the BCA are referred to herein as the “Business Combination”.

Pursuant to the Business Combination and BCA (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco.

The BCA provides that at the effective time of the Business Combination (the “Effective Time”):

(i)	all of the outstanding shares of JWAC’s Class A Common Stock, par value $0.0001 per share (the “JWAC Common Stock”) will be exchanged for the right to receive the ordinary shares of Pubco, par value $0.0001 per share (the “Pubco Ordinary Shares”), comprising 14,705,000 Pubco Ordinary Shares; and all of the outstanding shares of JWAC’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), according to our certificate of incorporation, will be converted into JWAC Common Stock and likewise exchanged for the right to receive 3,450,000 Pubco Ordinary Shares (following which exchange all shares of JWAC Common Stock and such shares of Class B Common Stock will be cancelled and cease to exist); and

(ii)	the registered holder of each outstanding right to receive one eighth (1/8) of one share of JWAC Common Stock (collectively, the “JWAC Rights”) will be issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights is eligible, and which shall be exchanged for the equivalent number of Pubco Ordinary Shares, comprising the amount of 1,803,625 Pubco Ordinary Shares; and

(iii)	the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), comprising the amount of 157,519,170 of Pubco Ordinary Shares, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA.

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According to the terms of our privately placed warrant to the representative of the underwriters in connection with our initial public offering (the “Representative Warrant”), the Representative Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 414,000 Pubco Ordinary Shares. In addition, according to the terms of a privately placed warrant granted by Baoya to Greentree Financial Group Inc. (“Greentree”), a financial consultant of Baoya (“GT Warrant”), GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 5,000,000 Pubco Ordinary Shares. For further explanation of the consideration in the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

In connection with the Earnout, the holders of JWAC Common Stock shall additionally receive a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers Securities, Inc. (“I-Bankers”) which served as underwriter in our initial public offering) have waived their rights to receive a CVR relating to those privately placed shares.

It is anticipated that, immediately following completion of the Business Combination and if there are no redemptions by JWAC’s public stockholders and assuming all holders exercise their JWAC Rights and the Representative Warrant and GT Warrant are exercised, JWAC’s existing stockholders, including Jupiter Wellness Sponsor LLC (the “Sponsor”), will own approximately 10.8% of the outstanding Pubco Ordinary Shares (of which approximately 2.4% will be owned by the Sponsor and our officers and directors), I-Bankers and Greentree will collectively own approximately 3.3% of the outstanding Pubco Ordinary Shares, and the existing holders of Chijet’s ordinary shares, the Sellers, will own approximately 85.9% of the outstanding Pubco Ordinary Shares. If there are redemptions by JWAC’s public stockholders up to the maximum level that would permit completion of the Business Combination, and likewise assuming exercise of the JWAC Rights, Representative Warrant and GT Warrant, immediately following completion of the Business Combination, JWAC’s existing stockholders, including the Sponsor, will own approximately 3.6% of Pubco Ordinary Shares (of which approximately 2.5% will be owned by the Sponsor and our officers and directors), I-Bankers and Greentree will collectively own approximately 3.6% of the outstanding Pubco Ordinary Shares, and the Sellers will own approximately 92.8% of Pubco Ordinary Shares. These percentages include Pubco Ordinary Shares issuable in connection with (i) the Earnout, (ii) 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (iii) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree, following the consummation of the Business Combination, as described in the accompanying proxy statement/prospectus. These percentages are calculated based on a number of assumptions (as described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Business Combination Agreement. For a discussion of these assumptions, see “Summary of the Proxy Statement/Prospectus — The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

At the special meeting, our stockholders will be asked to consider and vote upon the following proposals:

●	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, which, among other things, provides for the Share Exchange and the merger of JWAC with and into a wholly-owned subsidiary of the newly formed holding company Pubco, with each of JWAC and Chijet surviving as a separate, direct, wholly-owned subsidiary of Pubco, and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement/prospectus (which we collectively refer to as the “Business Combination Proposal”);

●	Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to approve amended and restated memorandum and articles of association of Pubco (the “Proposed Charter”) in accordance with our certificate of incorporation, in the form attached hereto as Annex B (which we refer to as the “Charter Amendments Proposal”);

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●	Proposal No. 3— The Advisory Charter Amendments Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements (which we refer to as the “Advisory Charter Amendments Proposals”);

●	Proposal No. 4 — The Nasdaq Stock Issuance Proposal — to consider and vote on a proposal to approve, for purposes of complying with applicable listing rules of the Nasdaq Capital Market (“Nasdaq”), the issuance of more than 20% of the total issued and outstanding Pubco Ordinary Shares in connection with the Business Combination (which we refer to as the “Nasdaq Proposal”);

●	Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve the Chijet Motors 2023 Stock Incentive Plan (the “Incentive Plan), effective upon the consummation of the Business Combination, including the authorization of the shares reserve under the Incentive Plan, in substantially the form attached to the accompanying proxy statement/prospectus as Annex C (which we refer to as the “Incentive Plan Proposal”); and

●	Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting (which we refer to as the “Adjournment Proposal”).

Each of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal is cross-conditioned on the approval of each other. Each of the Advisory Charter Amendments Proposals and the Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety. The consummation of the Business Combination is also subject to customary closing conditions and a minimum cash condition that JWAC has cash and cash equivalents (including funds remaining in the its Trust Account after completion and payment of the redemption, which is offered as described in the accompanying proxy statement/prospectus in connection with the Business Combination, and the proceeds of any private placement financing) of $10 million, which is net of JWAC’S unpaid expenses and liabilities, if any.

The JWAC Common Stock and JWAC Rights, are currently listed on the Nasdaq Capital Market under the symbols “JWAC” and “JWACR,” respectively. We intend to list the Pubco Ordinary Shares on the Nasdaq Capital Market under the symbol “CJET” upon the consummation of the Business Combination.

The Board of Directors of JWAC (the “Board”) has fixed the close of business on , 2023 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the special meeting or any postponement or adjournment thereof. Stockholders should carefully read the accompanying Notice of Special Meeting and proxy statement/prospectus for a more complete statement of the proposals to be considered at the Special Meeting.

After careful consideration, the Board has unanimously approved and adopted the Business Combination Agreement and approved the Business Combination, has approved the other proposals described in this proxy statement/ prospectus, and has determined that it is advisable to consummate the Business Combination.

The JWAC board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meeting. We urge you to read the accompanying proxy statement/prospectus including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding these proposals by the Board, you should keep in mind that JWAC’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a stockholder of JWAC. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to stockholders of JWAC rather than liquidating JWAC. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 78 of this proxy statement/prospectus. See also the section entitled “The Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for additional information.

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Pursuant to our current certificate of incorporation, our public stockholders have redemption rights in connection with the Business Combination. Our public stockholders are not required to affirmatively vote for or against the Business Combination to redeem their shares of common stock. This means that public stockholders who hold shares of JWAC Common Stock on or before    , 2023 (two (2) business days before the special meeting) will be eligible to elect to have their shares of JWAC Common Stock redeemed for cash in connection with the special meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the special meeting. JWAC public stockholders should carefully refer to the accompanying proxy statement/prospectus for the requirements and procedures of redemption.

Pubco, with Chijet being its wholly-owned subsidiary post-Business Combination, is a holding company incorporated in the Cayman Islands with its headquarters in Sertus Chamber, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O Box 2547, Grand Cayman, KY1-1104, Cayman Islands . Pubco conducts its operations through Chijet and its subsidiaries, and Pubco’s global headquarters are based in No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China, or Mainland China. The securities registered herein are securities of Pubco, not those of its operating companies. Investments in Pubco’s securities are not purchases of equity securities of these operating subsidiaries in the Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.

Because some of the operations of Pubco are conducted in Mainland China through its wholly-owned subsidiary Chijet and its subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of Chijet’s business in Mainland China and may intervene in or influence its operations at any time, which could result in a material change in Chijet’s operations and/or the value of Pubco’s securities post-Business Combination. Please refer to the section entitled “Risk Factors — Risks Related to Doing Business in China” for a detailed discussion of the risks as a result of Chijet’s corporate structure.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investments in Mainland China-based issuers. While post-Business Combination, Pubco will be a company headquartered in Sertus Chambers，Governors Square，Suite # 5-204，23 Lime Tree Bay Avenue，P.O Box 2547，Grand Cayman，KY1-1104，Cayman Islands, its subsidiary Chijet’s headquarters are in No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China and a majority of its operations will be conducted in Mainland China, and any future action by the government of the People’s Republic of China, or PRC, expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or hinder Pubco’s ability to offer or continue to offer securities to investors post-Business Combination and could cause the value of such securities to significantly decline.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed outside Mainland China using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by Chijet’s Mainland China counsel, Jincheng Tongda & Neal Law Firm (“JT&N”), Chijet does not believe that it is directly subject to these regulatory actions or statements, as it does not have a variable interest entity structure and as of the date hereof, its business does not involve any type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in Mainland China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on the daily business operations of the Chinese subsidiaries of Chijet or their ability of to accept foreign investments, and value of Pubco’s securities post-Business Combination.

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Pubco and its PRC subsidiaries are also subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. For example, Pubco’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; the PRC subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiaries upon dividend remittance; approval from or registration with competent PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As of the date hereof, neither Chijet nor any of its subsidiaries have made any dividends or distributions to their parent companies or any investor, and there has been no transfer of cash among Chijet and its subsidiaries. Pubco currently does not have a specific timetable on when to settle the amounts owed within the group and plans to distribute cash dividends after it becomes profitable. See page 61 of Chijet’s audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information on the amount of cash balances held as of December 31, 2020 and 2021 and June 30, 2022, respectively. Any determination to pay dividends in the future post-Business Combination will be at the discretion of Pubco’s board of directors.

For Pubco’s operations in Mainland China post-Business Combination, if Pubco intends to distribute dividends from its subsidiaries in Mainland China in the future, such subsidiaries will transfer the dividends to Baoyaev Group Limited, Pubco’s Hong Kong-incorporated subsidiary which controls all of its operating subsidiaries in Mainland China in accordance with the laws and regulations of Mainland China, and then the Hong Kong-incorporated subsidiary will transfer the dividends all the way up to Pubco, and the dividends will be distributed from Pubco to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds by the subsidiaries in Mainland China under the direct holding structure must be legal and compliant with relevant laws and regulations of China. In utilizing the proceeds from this Business Combination, as an offshore holding company, Pubco is permitted under laws and regulations in Mainland China to provide funding to its subsidiaries in Mainland China only through loans or capital contributions and to its affiliated entities only through loans, subject to applicable government reporting, registration and approvals. However, loans by Pubco to its subsidiaries in Mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange of China, or SAFE, and capital contributions to its subsidiaries in Mainland China are subject to the requirement of making necessary registration with competent governmental authorities in Mainland China. See “Risk Factors —Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the Business Combination to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” However, as long as Pubco is compliant with the procedures for approvals from appropriate government authorities and banks in Mainland China, Chijet’s Mainland China counsel, JT&N, has advised that, as of the date hereof, except the restrictions disclosed above, Pubco can transfer funds out of Mainland China. Pubco currently does not have any cash management policy that dictate the transfer of cash between its subsidiaries post-Business Combination.

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Pubco is a “controlled company” under the Nasdaq Stock Market LLC listing rules (the “Listing Rules of Nasdaq”), and may be exempt from certain corporate governance requirements other than those exemptions available to foreign private issuers discussed herein. See “Risk Factors — Pubco will be a ‘controlled company’ within the meaning of the Listing Rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” and “Risk Factors — As a ‘foreign private issuer’ under the rules and regulations of the SEC, Pubco is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

Pubco is, and will be after the consummation of the Business Combination, considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pubco’s securities. Accordingly, after the Business Combination, if you continue to hold Pubco’s securities, you may receive less or different information about Pubco than you currently receive about JWAC.

In addition, as a “foreign private issuer”, Pubco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Pubco currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Pubco that it does follow, Pubco cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Pubco to follow its home country practice. Unlike the requirements of Nasdaq, Pubco is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is Pubco required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of Ordinary Shares. For additional information regarding the home country practices Pubco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Management of Pubco Following the Business Combination — Corporate Governance Practices and Foreign Private Issuer Status.”

Pubco would no longer be eligible for status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Pubco’s assets are located in the United States; or (iii) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

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Lastly, the Holding Foreign Companies Accountable Act (“HFCAA”) would subject Pubco to a number of prohibitions, restrictions and potential delisting if either it or its auditor were designated as an “HFCCA Issuer” or an auditor listed on an HFCAA Determination List, respectively, each as described further herein. An HFCAA Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a HFCAA Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. If identified as an HFCAA Issuer, Pubco would be prevented from using an auditor that the Public Company Accounting Oversight Board of the U.S., or PCAOB, determines it could not inspect or fully investigate and would (i) prohibit the trading of securities of a company and (ii) require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for three consecutive years. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those that are based in or have a majority or significant amount of their operations in the PRC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As of the date hereof, the auditor of Chijet, UHYLLP, is not among the auditor firms listed on the HFCAA Determination List, which identifies all of the auditor firms that the PCAOB is not able to inspect. See “Chijet’s Management’s Discussion and Analysis of Financial Position and Results oof Operations – Holding Company Structure” for more information on the holding company structure and these designations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The agreement includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, such as (i) independent discretion by the PCAOB to select any issuer audits for inspection or investigation in accordance with the Sarbanes-Oxley Act; (ii) direct access by the PCAOB to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) unfettered ability by the PCAOB to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) procedures for PCAOB inspectors to see complete audit work papers without any redactions. Implementation of the aforementioned framework is subject to uncertainties and will affect the PCAOB’s actual ability to inspect and investigate completely audit firms in Mainland China and Hong Kong.

We are providing this proxy statement/prospectus and accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting.

Your vote is very important. If you are a JWAC stockholder, whether or not you plan to attend the special meeting, please take the time to vote as soon as possible. On behalf of JWAC’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Very truly yours,

Brian S. John
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated              , 2023 and will first be mailed to the stockholders of JWAC on or about           , 2023.

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JUPITER WELLNESS ACQUISITION CORP.

1061 E. Indiantown Road, Suite 110

Jupiter, FL 33477

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF JUPITER WELLNESS ACQUISITION CORP.

TO BE HELD ON , 2023

TO THE STOCKHOLDERS OF JUPITER WELLNESS ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Jupiter Wellness Acquisition Corp. (“JWAC,” “we,” “us” or “our”) will be held virtually at 10:00 a.m., Eastern time, on    , 2023. The Special Meeting can be accessed via live webcast by visiting                  , where you will be able to listen to the meeting live and vote during the meeting.

At the Special Meeting, you will be asked to consider and vote upon the following proposals (the “Proposals”):

(1)	Proposal No. 1 — The Business Combination Proposal —to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of October 25, 2022, among JWAC, Chijet Inc., a Cayman Islands exempted company (“Chijet”), each of the referenced holders of Chijet’s outstanding ordinary shares (collectively, the “Sellers”), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”) and Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Chijet, (“Pubco”) (as may be amended from time to time, the “BCA” or the “Business Combination Agreement”). Subject to its terms and conditions, the BCA provides that JWAC and Chijet will become wholly-owned subsidiaries of Pubco, a newly formed holding company. The transactions contemplated by the BCA we refer to herein as the “Business Combination.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Pursuant to the Business Combination and BCA (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco.

The BCA provides that at the effective time of the Business Combination (the “Effective Time”):

(i)	all of the outstanding shares of JWAC’s Class A Common Stock, par value $0.0001 per share (the “JWAC Common Stock”) will be cancelled in exchange for the right to receive the ordinary shares of Pubco, par value $0.0001 per share (the “Pubco Ordinary Shares”), and all of the outstanding shares of JWAC’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), according to our certificate of incorporation, will be converted into JWAC Common Stock and likewise cancelled in exchange for the right to receive Pubco Ordinary Shares; and

(ii)	the registered holder of each outstanding right to receive one eighth (1/8) of one share of JWAC Common Stock (collectively, the “JWAC Rights”) will be issued the number of full shares of JWAC Common Stock to which such holder or JWAC Rights is eligible, and which shall be exchanged for the equivalent number of Pubco Ordinary Shares; and

(iii)	the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), comprising the amount of 157,519,170 of Pubco Ordinary Shares, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA.

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According to the terms of our privately placed warrant (the “Representative Warrant”) to I-Bankers Securities, Inc. (“I-Bankers”), the representative of the underwriters in connection with our initial public offering which was consummated on December 9, 2021 (the “IPO”), the Representative Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares. In addition, according to the terms of a privately placed warrant granted by Shandong Baoya New Energy Vehicle Co., Ltd., (“Baoya”) to Greentree Financial Group Inc. (“Greentree”), a financial consultant of Baoya (the “GT Warrant”), the GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 5,000,000 Pubco Ordinary Shares.

In connection with the Earnout, the holders of JWAC Common Stock shall receive a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers Securities, Inc. which served as underwriter in our initial public offering) have waived their rights to receive a CVR relating to those privately placed shares.

For further explanation of the consideration in the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

(2)	Proposal No. 2 — The Charter Amendments Proposal — to consider and vote upon a proposal to approve the Amended and Restated Memorandum and Articles of Association of Pubco (the “Proposed Charter”) in accordance with our certificate of incorporation, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, which we refer to as the “Charter Amendments Proposal,” and providing for, among other things, the following material differences from JWAC’s current amended and restated certificate of incorporation:

(a)	a single class of ordinary shares with authorized shares;

(b)	authorized preferred shares; and

(c)	establishing that the board of directors of Pubco following the consummation of the Business Combination (the “Pubco Board”) will not be divided into classes (with the number of directors of the Pubco Board being initially fixed at seven, as discussed under “The Business Combination Proposal—Covenants of the Parties”).

(3)	Proposal No. 3— The Advisory Charter Amendments Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with SEC requirements, which we refer to as the “Advisory Charter Amendments Proposals”;

(4)	Proposal No. 4 — The Nasdaq Stock Issuance Proposal — to consider and vote on a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the total issued and outstanding Pubco Ordinary Shares in connection with the Business Combination, which we refer to as the “Nasdaq Proposal”;

(5)	Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve the Chijet Motors 2023 Stock Incentive Plan (the “Incentive Plan), effective upon the consummation of the Business Combination (the “Closing”), including the authorization of the share reserve under the Incentive Plan equal to five percent (5%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, in substantially the form attached to the accompanying proxy statement/prospectus as Annex C (which we refer to as the “Incentive Plan Proposal”); and

(6)	Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the special meeting, which we refer to as the “Adjournment Proposal.”

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The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal are approved at the Special Meeting. Each of these Proposals are cross-conditioned on each other. The Advisory Charter Amendments Proposals and the Adjournment Proposal are each not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. The consummation of the Business Combination is also subject to customary closing conditions and a minimum cash condition that JWAC has cash and cash equivalents (including funds remaining in the its Trust Account after completion and payment of the redemption, which is offered as described in the accompanying proxy statement/prospectus in connection with the Business Combination, and the proceeds of any private placement financing) of $10 million, which is net of JWAC’S unpaid expenses and liabilities, if any.

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of JWAC Common Stock and JWAC’s Class B Common Stock at the close of business on                               , 2023 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of JWAC stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at the principal executive offices of JWAC for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

After careful consideration, the Board has unanimously approved and adopted the Business Combination Agreement and unanimously recommends that our stockholders vote “FOR” all of the proposals presented to our stockholders at the Special Meeting. When you consider the Board recommendation of these proposals, you should keep in mind that directors and officers of JWAC have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus.

Pursuant to JWAC’s current certificate of incorporation, its public stockholders may demand that JWAC redeem, upon the Closing of the Business Combination, shares of our JWAC Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing of the Business Combination) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of JWAC’s IPO. As of September 30, 2022, based on funds in the Trust Account of $140.0 million on such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of JWAC Common Stock was approximately $10.157 per share. Our public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of JWAC Common Stock for cash. This means that public stockholders who hold shares of our JWAC Common Stock on or before                      , 2023 (two (2) business days before the Special Meeting) will be eligible to elect to have their shares of JWAC Common Stock redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Special Meeting. To redeem their shares of JWAC Common Stock for cash, our public stockholders can demand that JWAC convert their public shares into cash and tender their shares to JWAC’s transfer agent. JWAC stockholders should carefully refer to the accompanying proxy statement/prospectus for the requirements and procedures of redemption. Holders of JWAC Rights and the Representative Warrant do not have redemption rights with respect to such securities in connection with the Business Combination.

Our sponsor, Jupiter Wellness Sponsor LLC, a Delaware limited liability company (our “Sponsor”), and holders of our Class B Common Stock issued prior to our IPO, their permitted transferees, and our officers and directors (collectively, the “JWAC Initial Stockholders”), and I-Bankers, the representative of the underwriters in our IPO, have agreed to waive their redemption rights with respect to any shares of JWAC Common Stock held by them in connection with the consummation of the Business Combination (which waiver was provided in connection with JWAC’s IPO and without any separate consideration paid in connection with providing such waiver), and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor and JWAC Initial Stockholders beneficially own 21.7%, JWAC’s public stockholders beneficially own 76.0 % and I-Bankers beneficially owns 2.3%, of the issued and outstanding shares of JWAC Common Stock giving effect to conversion from Class B Common Stock immediately prior to the effective time of the Business Combination. The JWAC Initial Stockholders and I-Bankers have agreed to vote any shares of JWAC Common Stock owned by them in favor of the Business Combination.

You are urged to carefully read and consider the “Risk Factors” beginning on page 78 of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to ensure that your shares are represented at the Special Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that votes relating to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (561) 244-7100.

By Order of the Board of Directors

Brian S. John
Chief Executive Officer

          , 2023

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Pubco, constitutes a prospectus of Pubco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (1) the Pubco Ordinary Shares to be issued to the JWAC stockholders, (2) the Pubco Ordinary Shares to be issued to the Sellers, and (3) the Pubco Ordinary Shares to be issued in exchange for JWAC Common Stock issued pursuant to JWAC Rights, in each case, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of JWAC stockholders at which JWAC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to JWAC stockholders nor the issuance by Pubco of its common stock in connection with the Business Combination will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, please contact JWAC’s proxy solicitor listed below. You will not be charged for any of these documents that you request.

[Proxy Solicitor’s name and contact information to be included].

In order for you to receive timely delivery of the documents in advance of the special meeting to be held on                        , 2023, you must request the information by                         , 2023.

For a more detailed description of the information incorporated by reference in this proxy statement/ prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 295 of this proxy statement/prospectus.

TRADEMARKS

JWAC and Chijet own or have rights to trademarks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/prospectus. This proxy statement/ prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

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MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry data and forecasts that JWAC and Chijet obtained or derived from internal company analyses, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses, information, assumptions or judgments, as well as the independent sources referred to above. Statements as to industry position are based on market data currently available. Any estimates underlying such market-derived information and other factors could cause actual results to differ from those expressed in the independent parties’ estimates and in our estimates, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “JWAC” refer to Jupiter Wellness Acquisition Corp., the term the “Company” refers to Chijet, and the terms the “Combined Company” and “Combined Entity” refer to Pubco immediately after the consummation of the Business Combination, which provides for each of JWAC and Chijet as Pubco’s wholly-owned subsidiaries.

In this document:

“AlixPartners” means AlixPartners, LLC, which was engaged to perform certain due diligence on Chijet.

“Board,” unless otherwise defined, means the board of directors of JWAC.

“Business Combination” means the transactions contemplated by the Business Combination Agreement whereby, among other things, (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for Pubco Ordinary Shares, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco (referred to as the Share Exchange); and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco.

“Chijet” means Chijet Inc., a Cayman Islands exempted company.

“Chijet Motor Company, Inc.” is the name of the Combined Entity, after the proposed filing of the Proposed Charter with the Delaware Secretary of State following the Business Combination.

“Chijet Holders” means, collectively, the holders of Chijet Ordinary Shares.

“Chijet Ordinary Shares” means the ordinary shares of Chijet.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date and time of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” or “Combined Company” means Pubco after the consummation of the Business Combination in which it becomes the parent company of its direct, wholly-owned subsidiaries, JWAC and Chijet, and means, collectively, Pubco, and its direct, wholly-owned subsidiaries, JWAC and Chijet.

“Condition Precedent Proposals” mean the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal.

“DGCL” means the Delaware General Corporation Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“founders shares” or “Class B Common Stock” means an aggregate of 3,450,000 shares of Class B Common Stock held by JWAC Initial Stockholders and their permitted transferees. The founder shares are convertible into shares of JWAC Class A Common Stock on a one-for-one basis, subject to adjustment as provided in the terms thereof and agreements with Chijet and Pubco, and are automatically so converted immediately prior to the Effective Time, pursuant to the terms of these securities.

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“GT Warrant” means the warrant issued on February 15, 2022 to Greentree by Baoya for services rendered, to purchase 5,000,000 shares of Baoya’s Common Stock, exercisable at $2.00 per share for five years. GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares pursuant to the GT Warrant Agreement.

“GT Warrant Agreement” means that certain warrant agreement by and among Greentree and Baoya and dated February 15, 2022.

“I-Bankers” means I-Bankers Securities, Inc., the representative of the underwriters in the JWAC IPO.

“JWAC” means Jupiter Wellness Acquisition Corp., a Delaware corporation.

“JWAC Certificate of Incorporation” means JWAC’s amended and restated certificate of incorporation, as may be amended from time to time.

“JWAC Class B Common Stock” or “Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of JWAC.

“JWAC Common Stock” or “Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of JWAC.

“JWAC Initial Stockholders” means our Sponsor who purchased our founder shares (consisting of our Class B Common Stock issued prior to our IPO), holders of our Class B Common Stock issued prior to our IPO and their permitted transferees.

“JWAC IPO” or “our IPO” means JWAC’s initial public offering.

“JWAC Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of JWAC.

“JWAC Rights” means, collectively, the rights, each of which is exchangeable into one-eighth of one share of JWAC Common Stock, which were sold as part of the JWAC Units to the public shareholders.

“JWAC Units” means a unit consisting of one share of JWAC Common Stock and one JWAC Right. On January 7, 2022, the JWAC Units were no longer traded on Nasdaq, and shares of JWAC Common Stock and JWAC Rights underlying the JWAC Units commenced trading separately.

“Merger Sub” means Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco.

“Business Combination Business Combination Agreement” or “BCA” means the Business Combination Agreement, dated as of October 25, 2022, by and among (i) JWAC, (ii) Pubco, (iii) Merger Sub, (iv) Chijet, (v) the Sellers and (vi) the Seller Representative.

“Minimum Cash Condition” means the condition in the Business Combination Agreement requiring that JWAC have, upon the Closing, cash and cash equivalents (including funds remaining in the Trust Account after completion and payment of the Redemption and the proceeds of any private placement financing), net of JWAC’s unpaid expenses or liabilities, at least equal to $10,000,000.

“private placement units” or “placement units” means the 629,000 units issued to Sponsor and I-Bankers, at a purchase price of $10.00 per unit, simultaneously with the closing of the IPO in a private placement transaction consisting of:

(a) 493,000 private placement units issued to our Sponsor and JWAC Initial Stockholders comprised of (i) 493,000 shares of Class A Common Stock issued to our Sponsor and the JWAC Initial Stockholders as “private placement shares” as defined below, and (ii) a right for each such unit, which are each exercisable into 1/8 of one shares of JWAC Class A Common Stock and in aggregate up to 61,625 shares of JWAC Class A Common Stock (“private placement rights”), and

(b) 136,000 private placement units issued to I-Bankers comprised of (i) 136,000 shares of Class A Common Stock which we refer to as “representative shares” and (ii) a private placement right for each unit received by I-Bankers, and which we refer to as “representative rights” in aggregate being exercisable up to 17,000 shares of JWAC Class A Common Stock (“Private Placement Rights Shares of Representative”).

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“private placement shares” or “placement shares” means an aggregate of 493,000 Class A Common Stock issue to Sponsor and JWAC Initial Stockholders in connection with our IPO as a component part of our private placement units. Unless the context otherwise requires, the definition of “private placement shares” or “placement shares” does not include the representative shares issued to I-Bankers, defined below as “representative shares”.

“private placement rights” or “placement rights” means the right exercisable into 1/8 of one share of JWAC Class A Common Stock included in each of the private placement units, for those issued to our Sponsor and the JWAC Initial Stockholders as part of the private placement units in the Private Placement, and exercisable into up to of 61,625 shares of JWAC Class A Common Stock.

“Private Placement” means the private placement consummated simultaneously with the JWAC IPO in which JWAC issued the private placement units to the Sponsor and I-Bankers.

“Private Placement Rights Shares of Representative” means up to 17,000 shares of JWAC Class A Common Stock issuable upon exercise of the representative rights.

“Proposals” means the Business Combination Proposal, the Charter Amendments Proposal, the Advisory Charter Amendments Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

“Proposed Charter” means the Amended and Restated Memorandum and Articles of Association of Pubco, a copy of which is attached to this proxy statement/prospectus as Annex B.

“Pubco” means Chijet Motor Company, Inc., a Cayman Islands exempted company, and newly formed corporation in connection with the Business Combination, and upon consummation of the Business Combination each of JWAC and Chijet will be direct, wholly-owned subsidiaries of Pubco.

“Pubco Ordinary Shares” means ordinary shares, par value $0.0001 per share, of Pubco.

“Pubco Preferred Shares” means preferred shares, par value $0.0001 per share, of Pubco.

“public rights” means the JWAC Rights.

“public shares” means JWAC Common Stock underlying the JWAC Units sold in the JWAC IPO.

“public stockholders” means holders of public shares.

“publicly traded units” means JWAC Units issued in the JWAC IPO.

“Purchaser Parties” means, collectively, JWAC, Pubco and the Merger Sub.

“redemption” or “Redemption” means the right of the holders of JWAC Common Stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Representative” means to I-Bankers Securities, Inc. as the representative of the several underwriters of JWAC in connection with the IPO.

“representative shares” means the shares we issued to I-Bankers in connection with our IPO as representative of the underwriters consisting of 276,000 shares of JWAC’s Class A Common Stock following the exercise of the Representative’s overallotment option.

“representative rights” means the right exercisable into 1/8 of one share of JWAC Class A Common Stock included in each of the private placement units, for those issued to our Sponsor and the JWAC Initial Stockholders as part of the private placement units, and exercisable into up to of 17,000 shares of JWAC Class A Common Stock.

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“representative warrants” or “Representative Warrant” means the warrants we issued to I-Bankers as Representative in connection with the IPO as representative of the underwriters, consisting in aggregate of Representative Warrants to purchase 414,000 shares of JWAC Class A Common Stock, exercisable at $12.00 per share for five years after the first anniversary of the effective date of this Registration Statement. They are exercisable on a cash-less basis at the option of their holder or holders. The representative warrants are exercisable upon the Closing and terminate on December 9, 2026.

“rights agent” means American Stock Transfer & Trust Company, the rights agent designed under the Rights Agreement.

“Rights Agreement” means the Rights Agreement between JWAC and the rights agent, dated December 6, 2021.

“Rights Holder” means a holder of JWAC Rights.

“Sellers” means the Chijet Holders, which are described as Sellers in the Business Combination Agreement.

“Share Exchange” means the transactions contemplated by the Business Combination Agreement whereby Pubco will acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for Pubco Ordinary Shares, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco.

“Special Meeting” means the special meeting of the stockholders of JWAC, to be virtually held at 10:00 a.m. Eastern Time, on, 2023.

“Sponsor” means Jupiter Wellness Sponsor LLC, a Delaware limited liability company.

“Stanton Park Opinion” means the formal written opinion of Stanton Park Capital LLC delivered to the Board on October 24, 2022 in respect of a valuation and opinion relating to the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex D.

“Trust Account” means the trust account of JWAC, which holds the net proceeds of the JWAC IPO and the sale of the placement units, together with interest earned thereon, less amounts released to remit tax payable obligations and up to $50,000 of any remaining interest for dissolution expenses.

“Working Capital Loans” means if our Sponsor or its affiliates, or any of our officers or directors, makes any working capital loans, up to $1,500,000 of such loans may be converted into private placement units at a price of $10.00 per unit (which, for example, would result in the holders being issued 150,000 shares of JWAC Class A Common Stock, and also up to 18,750 shares of Class A Common Stock upon exercise of private placement rights which are part of the private placement units, at the option of the lender). Such units would be identical to the private placement units.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. This includes, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements may include statements, among other things, relating to:

●	the benefits of the Business Combination;

●	the future financial and business performance of Pubco and its subsidiaries, including Chijet, following the Business Combination;

●	the performance of Chijet technology in full-scale operations at customer locations;

●	the potential market size and the assumptions and estimates related thereto;

●	changes in the market for Chijet products and services;

●	expansion and other plans and opportunities; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or “target,” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/ prospectus, and expectations, forecasts and assumptions as of that date, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, you should not place undue reliance on forward-looking statements in deciding how to grant your proxy, instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by our forward-looking statements. Some factors that could cause actual results to differ include, among others:

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

●	a delay in completing, or the inability to complete, the transactions contemplated by the proposed Business Combination, due to a failure to obtain the approval of the stockholders of JWAC, a failure to satisfy other conditions to Closing in the Business Combination Agreement or some other reason;

●	satisfaction or waiver (if applicable) of the conditions to the consummation of the Business Combination, including, among other things:

○	the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the stockholders of JWAC, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on the Nasdaq of Pubco Ordinary Shares to be issued in connection with the Business Combination (including shares issuable upon conversion of JWAC Class B common stock) and the expiration or early termination of the waiting period or periods under the HSR Act, (iv) that JWAC have at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions; and

○	the Minimum Cash Condition;

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●	the inability to obtain the listing of Pubco Ordinary Shares on Nasdaq or another exchange following the Business Combination;

●	the risk that the proposed Business Combination disrupts Chijet’s current plans and operations;

●	the response or reaction of Chijet’s customers to the Business Combination;

●	the inability to realize anticipated benefits of the Business Combination, which could result from, among other things, competition, the inability to integrate the JWAC and Chijet businesses or the inability of the combined business to generate revenue, grow and manage growth profitably;

●	the level of redemptions by holders of JWAC Common Stock;

●	differences in the debt, or working capital, or other expenses, or other items that affect the consideration in the Business Combination, or other assumptions relating to our calculation of possible values and percentages holdings by parties to the Business Combination;

●	costs related to the Business Combination;

●	the outcome of any legal proceedings that might be instituted against JWAC or Chijet, including any legal proceedings relating to the proposed Business Combination;

●	changes in applicable laws or regulations;

●	the actual performance of Chijet’s technology in full-scale operation at customer locations;

●	the timing of revenue and expenditures;

●	the ability of Chijet to access sufficient capital to run its business;

●	assumptions regarding, and changes in, energy, material and labor prices;

●	the possibility that JWAC or Chijet might be adversely affected by other economic, business or competitive factors; and

●	other risks and uncertainties indicated in this proxy statement/prospectus, including those indicated under the section entitled “Risk Factors.”

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RISK FACTOR SUMMARY

Chijet’s business and its ability to execute its strategy, the proposed Business Combination, and any investment in the securities of Pubco after the Business Combination are subject to risks and uncertainties, many of which are beyond Pubco’s or Chijet’s control and will be beyond the control of the Combined Company. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of the Combined Company, including, but not limited to, the following and those discussed under “Risk Factors.” References below to Chijet shall be deemed to also refer to Pubco and the post-Business Combination company, as the context requires or as appropriate.

Risks Relating to Chijet

●	Chijet will require significant additional capital to pursue its business strategy, but it may not be able to obtain additional financing on acceptable terms or at all.

●	If Chijet is not able to successfully manage its growth strategy, its business operations and financial results may be adversely affected.

●	An increase in the prices of materials used in Chijet’s business could adversely affect its business.

●	Chijet may be unable to operate on a profitable basis or as Chijet has committed to its customers.

●	Operation of its business in international markets may expose Chijet to additional risks that Chijet would not face in the United States, which could have an adverse effect on its operating results.

●	Failure of third parties to timely manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of Chijet’s vehicles and services, which could damage its reputation, have a negative impact on its relationships with its customers and adversely affect its growth.

●	Chijet’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Risks Relating to JWAC, Pubco and the Business Combination

●	If JWAC does not consummate a business combination by the termination date of March 9, 2023, JWAC will have to liquidate, or extend the termination date by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation.

●	Following the consummation of the Business Combination, your ability to achieve a return on your investment will depend on appreciation in the price of Pubco Ordinary Shares.

●	JWAC will incur significant costs in connection with the Business Combination and if not consummated, JWAC may not have sufficient cash available to pay such costs.

●	The working capital available to Pubco after the Business Combination will be reduced by any redemptions and transaction expenses in connection with the Business Combination.

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●	If the funds held outside of our Trust Account are insufficient to allow us to operate until at least March 9, 2023, our ability to complete an initial business combination may be adversely affected.

●	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

●	The Sponsor, and JWAC’s directors and officers, have conflicts of interest in determining to pursue the business combination with Chijet.

●	There are risks to unaffiliated stockholders who become stockholders of the Combined Company through the Business Combination rather than acquiring securities of Chijet or Pubco directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

●	The process of taking a company public by means of a special purpose acquisition company is different from an underwritten public offering and may create risks for unaffiliated investors.

●	Concentration of ownership among Chijet’s existing, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

●	There can be no assurance that Pubco Ordinary Shares will be approved for listing on Nasdaq upon the Closing, or be able to comply with its listing standards.

●	The ability to execute JWAC’s strategic plan could be negatively impacted by redemptions.

●	There is no guarantee that a JWAC stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

●	The Sponsor and JWAC’s directors, officers, advisors or their affiliates may elect to purchase shares of JWAC Common Stock from JWAC’s stockholders, which may influence a vote on a proposed business combination and reduce the public float of JWAC’s capital stock.

●	To complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

●	Chijet’s and JWAC’s operations may be restricted before Closing by the Business Combination Agreement.

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QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF JWAC

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting of JWAC stockholders. The following questions and answers do not include all the information that is important to stockholders of JWAC. We urge the stockholders of JWAC to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:	JWAC’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Business Combination Agreement, among other proposals. Upon the completion of the transactions contemplated by the Business Combination Agreement, each of JWAC and Chijet will become a direct, wholly-owned subsidiary of a newly formed company, Pubco. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at JWAC’s Special Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

YOUR VOTE IS IMPORTANT. YOU ARE URGED TO SUBMIT YOUR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL MEETING.

Q:	What proposals are stockholders of JWAC being asked to vote upon?

A:	Stockholders of JWAC are being asked to vote on the following proposals:

(1)	The Business Combination Proposal (Proposal 1) — To approve and adopt the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. A summary of the Business Combination is set forth in the “Business Combination (Proposal 1)” section of this proxy statement/prospectus and a complete copy of the Business Combination Agreement is attached hereto as Annex A. You are encouraged to read them in their entirety.

(2)	The Charter Amendments Proposal (Proposal 2) — Assuming the Business Combination Proposal (Proposal 1) is approved and adopted, to approve the Proposed Charter of Pubco, in the form appended to this proxy statement/prospectus as Annex B in accordance with our certificate of incorporation, and a summary of which is set forth in “The Charter Amendments Proposal (Proposal 2)” section of this proxy statement/prospectus, which provides for the following material differences from the JWAC’s existing certificate of incorporation:

(a)	a class of ordinary shares with authorized shares;

(b)	authorized preferred shares; and

(c)	establishing that the board of directors of Pubco following the consummation of the Business Combination (the “Pubco Board”) will not be divided into classes (with the number of directors of the Pubco Board being initially fixed at seven, as discussed under “The Business Combination Proposal—Covenants of the Parties”).

(3)	Advisory Charter Amendments Proposals (Proposal 3) — To consider and vote upon, on a non-binding basis, certain governance provisions in the Proposed Charter, presented separately in accordance with SEC requirements. A summary of these provisions is set forth in the “Advisory Charter Amendments Proposals (Proposal 3)” section of this proxy statement/prospectus.

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(4)	The Nasdaq Stock Issuance Proposal (Proposal 4) — To approve, for purposes of complying with applicable listing rules of Nasdaq, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the total issued and outstanding Pubco Ordinary Shares in connection with the Business Combination. A summary of this proposal is set forth in the “The Nasdaq Proposal (Proposal 4)” section of this proxy statement/prospectus.

(5)	The Incentive Plan Proposal (Proposal 5) — To approve the Incentive Plan, including the authorization of the share reserve under the Incentive Plan, in substantially the form attached hereto as Annex C. A summary of the 2023 Plan is set forth in the “The Incentive Plan (Proposal 5)” section of this proxy statement/prospectus.

(6)	The Adjournment Proposal (Proposal 6) — To consider and vote upon a proposal to adjourn the Special Meeting of JWAC to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more of the proposals at the special meeting.

Q:	Are the proposals conditioned on one another?

A:	Yes. We refer to the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal as “Condition Precedent Proposals”. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the special meeting. The Condition Precedent Proposals are each conditioned on each other. If the Business Combination Proposal is not approved, the other Proposals, other than the Adjournment Proposal, will not be presented to the stockholders of JWAC at the Special Meeting. The Adjournment Proposal, as well as the Advisory Charter Amendments Proposals, in each case is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, after taking into account any approved adjournment or postponement, if necessary, then we will not consummate the Business Combination. If JWAC does not consummate the Business Combination and fails to complete an initial business combination by March 9, 2023, or extend the termination date by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation, or by means of amendment to such certificate, JWAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.

Q:	What will happen in the Business Combination?

A:	Upon consummation of the Business Combination, JWAC and Chijet will each become direct, wholly-owned subsidiaries of a newly-formed holding company, Pubco. The merger consideration generally will be paid in Pubco Ordinary Shares. The merger consideration in the Business Combination to Sellers is the number of Pubco Ordinary Shares that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Sellers having an earnout (the “Earnout”), which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA. The exact amount of Pubco Ordinary Shares to be received by holders of Chijet Ordinary Shares and JWAC Common Stock will not be known until the Closing.

In connection with the Earnout, the holders of JWAC Common Stock shall also receive at the Closing a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged in the Business Combination, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers Securities, Inc. which served as underwriter in our initial public offering) have waived their rights to receive a CVR relating to those privately placed shares.

For an explanation and estimate of the consideration to Chijet Holders in the Business Combination, see the section entitled “—The Business Combination Proposal – Transaction Consideration.”

In connection with the Business Combination, the registered holder of each of the JWAC Rights will be issued the number of full shares of JWAC Common Stock to which such holder or JWAC Rights is eligible. The amount of JWAC Rights held by each Rights Holder will be rounded up to the nearest whole share of JWAC Common Stock and likewise exchanged for Pubco Ordinary Shares.

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Q:	What conditions must be satisfied to complete the Business Combination?

A:	In addition to approval of the Condition Precedent Proposals, there are a number of closing conditions in the Business Combination Agreement, including the approval by the holders of Chijet Ordinary Shares of the Business Combination. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “The Business Combination Proposal — The Business Combination Agreement — Conditions to Consummation of the Merger” and “Summary of the Proxy Statement/ Prospectus — The Proposals — The Business Combination Proposal.”

Q:	Why is JWAC providing stockholders with the opportunity to vote on the Business Combination?

A:	Under the DGCL and the JWAC Certificate of Incorporation, JWAC must provide all holders of its public shares with the opportunity to have their public shares redeemed upon the consummation of JWAC’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For legal and other reasons, JWAC has elected to provide its stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, JWAC is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their public shares in connection with the closing of the Business Combination.

Q:	How many votes do I have at the Special Meeting?

A:	JWAC stockholders are entitled to one vote at the Special Meeting for each share of JWAC Common Stock and JWAC Class B Common Stock held of record as of , 2023, the Record Date for the Special Meeting. As of the date of this proxy statement/prospectus December 16, 2022, there were 14,705,000 issued and outstanding shares JWAC Class A Common Stock and 3,450,000 issued and outstanding shares of JWAC Class B Common Stock.

Q:	What vote is required to approve the proposals presented at the Special Meeting?

A:	The approval of the Business Combination Proposal and the Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding JWAC Common Stock as of the Record Date. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person (including by virtual attendance) at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal.

In contrast, approval of the Advisory Charter Amendments Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal each requires the affirmative vote of the holders of a majority of the shares of JWAC Common Stock cast by the stockholders represented, in person (including by virtual attendance) or by proxy, and entitled to vote thereon, at the Special Meeting. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person (including by virtual attendance) at the Special Meeting will not be counted towards the number of shares of JWAC Common Stock required to validly establish a quorum and, if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on these other Proposals.

If the Business Combination Proposal is not approved, the other Condition Precedent Proposals will not be submitted to a vote. The approval of the Condition Precedent Proposals are preconditions to the consummation of the Business Combination.

The JWAC Initial Stockholders, including our Sponsor and our directors and officers, and I-Bankers have agreed to vote all of their founder shares and all of their shares of JWAC Common Stock (including, but not limited to, shares of JWAC Common Stock underlying the private placement units, representative shares, and JWAC Class B Common Stock) in favor of the Business Combination Proposal. As a result, in addition to our Initial Stockholders’ founders shares and private placement shares, we may need as few as 4,722,501 or approximately 34.22% of our 13,800,000 public shares, to be voted in favor of the Business Combination Proposal and the Charter Amendments Proposal, and as few as 183,751, or approximately 1.33% of the 13,800,000 of our public shares to be vote at the Special Meeting in favor of the other Proposals, in order to have our Business Combination approved.

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Specifically, the letter agreement among JWAC and our officers and directors and the Sponsor, provides therein that: the Sponsor and each Insider (as defined in such letter agreement) agrees that if the Company (i.e. JWAC) seeks stockholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any shares of Capital Stock (as defined in such letter agreement) owned by it, him or her in favor of any proposed Business Combination and (ii) not redeem any shares of Common Stock owned by it, him or her in connection with such stockholder approval. If the Company engages in a tender offer in connection with any proposed Business Combination, the Sponsor and each Insider agrees that it, he or she will not seek to sell or tender any shares of Capital Stock owned by it, him or her to the Company in connection with such tender offer.

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:	Our public stockholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by holders of our public shares.

The Business Combination Agreement provides that the obligations of Chijet to consummate the Merger are conditioned on, among other things, the satisfaction of the Minimum Cash Condition. If such condition is not met, and such condition is not waived under the terms of the Business Combination Agreement, then the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated. There can be no assurance that Chijet would waive the Minimum Cash Condition. In addition, pursuant to JWAC’s existing organizational documents in no event will we redeem public shares in an amount that would cause JWAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	Did JWAC’s board of directors obtain a fairness opinion in determining whether or not to proceed with the Business Combination?

A:	JWAC’s board of directors obtained from Stanton Park a fairness opinion in connection with JWAC’s board of director’s determination to approve the Business Combination. We note that the prospectus for JWAC’s IPO provides that if JWAC seeks to complete a business combination with an entity affiliated with the Sponsor or JWAC’s officers or directors, JWAC would be required to obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. Chijet is not an entity affiliated with the Sponsor or JWAC’s officers or directors. In addition to obtaining a fairness opinion, in analyzing the Business Combination, JWAC’s board of directors reviewed the significant business, financial and legal due diligence assessment completed and/or commission by JWAC’s management on Chijet and again concluded that its members’ collective experience and backgrounds, together with the experience and sector expertise of JWAC’s management, enabled it to make the necessary analyses and determinations regarding the Business Combination, including that the Business Combination was fair from a financial perspective to its shareholders and that Chijet’s fair market value was at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the Business Combination. For a description of the Stanton Park fairness opinion see the section entitled “Proposal 1 – Business Combination – Stanton Park Fairness Opinion.”

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Q:	May JWAC, the Sponsor or JWAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:	The Sponsor and JWAC’s directors, officers, advisors or their affiliates may purchase JWAC Common Stock in privately negotiated transactions or in the open market either prior to or after the Closing, including from holders of JWAC Common Stock who would have otherwise exercised their redemption rights. However, the Sponsor, directors, officers and their affiliates have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus. None of the Sponsor, or JWAC’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of JWAC Common Stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event the Sponsor or JWAC’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from holders of public shares who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account. The purpose of these purchases could be to vote such shares in favor of Proposals contained herein, including the Business Combination Proposal and the Charter Amendments obtaining stockholder approval of the Proposals, and could be to increase the amount of cash available to JWAC for use in the Business Combination.

Unlike our Sponsor’s and JWAC Initial Stockholders’ holdings currently, such newly purchased shares (if any) by those purchasers would not be subject to a lock-up period under the terms of our Sponsor Support Agreement. However, these newly purchased shares would be subject to limitations on resale under Rule 144 of the Securities Act as “control securities”, to the extent those shares were acquired by an affiliate of JWAC, unless they are registered on a subsequent registration statement filed under the Securities Act. Limitations on resale would require those affiliated purchasers of such newly purchased shares to hold them for at least one year (from the date Pubco files certain information on Form 8-K following the Closing in accordance with rules applicable to special purpose acquisition companies), assuming they are not registered on a registration statement following the Closing and Pubco has fully complied with its reporting requirements and other requirements under Rule 144. When eligible to be sold, such securities if not registered under such a registration statement would be limited by applicable requirements of Rule 144, including limitations in their manner of sale and to the volume of sales eligible under Rule 144.

Q:	What constitutes a quorum at the Special Meeting?

A:	The presence, in person (including by virtual attendance) or by proxy, at the Special Meeting of the holders of shares of outstanding capital stock of JWAC representing a majority of the voting power of all outstanding shares of capital stock of JWAC entitled to vote at such meeting shall constitute a quorum for the transaction of business. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the Record Date, 9,077,501 shares of JWAC Common Stock would be required to achieve a quorum assuming JWAC has 18,155,000 shares of JWAC Common Stock issued and outstanding.

Q:	What equity stake will current stockholders of JWAC and the Chijet Holders hold in Pubco after the Closing?

A:	JWAC’s public stockholders currently own approximately 76.0% of JWAC’s issued and outstanding capital stock, and the Sponsor together with our directors and officers currently own approximately 21.7% of JWAC’s issued and outstanding capital stock (with the remaining approximately 2.3% of shares held by I-Bankers).

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It is anticipated that, immediately following completion of the Business Combination and if there are no redemptions by JWAC’s public stockholders and assuming all holders exercise their JWAC Rights and the Representative Warrant and GT Warrant are exercised, JWAC’s existing stockholders, including Jupiter Wellness Sponsor LLC (the “Sponsor”), will own approximately 10.8% of the outstanding Pubco Ordinary Shares (of which approximately 2.4% will be owned by the Sponsor and our officers and directors), I-Bankers and Greentree will collectively own approximately 3.3% of the outstanding Pubco Ordinary Shares, and the existing holders of Chijet’s ordinary shares, the Sellers, will own approximately 85.9% of the outstanding Pubco Ordinary Shares. If there are redemptions by JWAC’s public stockholders up to the maximum level that would permit completion of the Business Combination, and likewise assuming exercise of the JWAC Rights, Representative Warrant and GT Warrant, immediately following completion of the Business Combination, JWAC’s existing stockholders, including the Sponsor, will own approximately 3.6% of Pubco Ordinary Shares (of which approximately 2.5% will be owned by the Sponsor and our officers and directors), I-Bankers and Greentree will collectively own approximately 3.6% of the outstanding Pubco Ordinary Shares, and the Sellers will own approximately 92.8% of Pubco Ordinary Shares. These percentages include Pubco Ordinary Shares issuable in connection with (i) the Earnout, (ii) 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (iii) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree, following the consummation of the Business Combination, as described in the accompanying proxy statement/prospectus. These percentages are calculated based on a number of assumptions (as described in this proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Business Combination Agreement. For a discussion of these assumptions, see “Summary of the Proxy Statement/Prospectus — The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership in Pubco will be different. See “Summary of the Proxy Statement/Prospectus – Impact of the Business Combination on JWAC’s Public Float” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for further information.

The following table illustrates varying ownership levels of the issued and outstanding capital stock of Pubco, assuming varying levels of redemptions by JWAC’s public stockholders:

(in thousands)	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions

JWAC public stockholders	13,800	7.8%	6,900	4.1%	1,624	1.0%
Shares of JWAC public stockholders issuable upon conversion of JWAC Rights at closing	1,725	1.0%	862	0.5%	203	0.1%
JWAC Sponsor and its permitted transferees and directors and officers	3,943	2.2%	3,943	2.3%	3,943	2.4%
Shares of JWAC Sponsor and its permitted transferees and directors and officers issuable upon conversion of JWAC Rights at closing	62	0.0%	62	0.0%	62	0.0%
I-Bankers’ private placement shares	136	0.1%	136	0.1%	136	0.1%
Shares of I-Bankers issuable upon conversion of JWAC Rights at closing	17	0.0%	17	0.0%	17	0.0%
I-Bankers representative shares	276	0.1%	276	0.2%	276	0.2%
Chijet Holders (1) (2)	157,519	88.8%	157,519	92.8%	157,519	96.2%
Total Shares at closing	177,478	100.0%	169,715	100.0%	163,780	100.0%

(1)	The number of Pubco Ordinary Shares to be held by Chijet Holders in the no redemption scenario includes 157,519,170 shares to be issued to the Sellers for all issued and outstanding Chijet Ordinary Shares at closing of the Business Combination.

(2)	If the actual facts are different than these assumptions, the ownership percentage retained by the holders of JWAC Common Stock in Pubco will be different from the above-stated ownership percentage.

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In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our public shares.

In addition, the following table illustrates varying ownership levels in Pubco Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders, on a fully diluted basis, showing full exercise and conversion of all securities expected to be outstanding as of the Closing of the Business Combination, including (i) Representative Warrant, (ii) GT Warrant, and (iii) any outstanding securities of Pubco and Chijet:

Additional Dilution Sources (1) (in thousands)	Assuming No Redemption	% of Total (2)	Assuming 50% Redemption (3)	% of Total (2)	Assuming Maximum Redemptions (4)	% of Total (2)

JWAC officer and director’s shares (5)	300	0.2%	300	0.2%	300	0.2%
Shares issuable to Greentree (6)	200	0.1%	200	0.1%	200	0.1%
Shares underlying Representative Warrant (7)	414	0.2%	414	0.2%	414	0.2%
GT warrant (8)	5,000	2.7%	5,000	2.8%	5,000	3.0%

(1)	All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(2)	The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative no redemption scenario, the Percentage of Total with respect to the Pubco Ordinary Shares underlying the Representative Warrant would be calculated as follows: (a) 414,000 shares issued pursuant to the Representative Warrant; divided by (b) (i) 177,477,795 shares (the number of shares outstanding prior to any issuance pursuant to the shares underlying Representative Warrant and GT Warrant) plus (ii) 414,000 shares issued pursuant to the shares underlying the Representative Warrant and (iii) 5,000,000 shares issued pursuant to the shares underlying the GT Warrant and (iv) the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (v) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree. See “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for further information.

(3)	Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 6,900,000 shares).

(4)	Assumes that approximately 87% of JWAC’s outstanding public shares are redeemed in connection with the Business Combination, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Business Combination Agreement.

(5)	Assumes issuance of 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares.

(6)	Assumes issuance of the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree.

(7)	Assumes exercise of all Representative Warrant to purchase 414,000 shares of JWAC Common Stock.

(8)	Assumes exercise of all GT Warrants to purchase 5,000,000 shares of JWAC Common Stock.

The ownership percentage set forth above with respect to Pubco includes the shares issuable to the Chijet Holders, and assumes Rights Holders have exercised all of their JWAC Rights, assumes exercise of the Representative Warrant and the GT Warrant, and the Earnout Shares which would otherwise adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674,000,000) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA, but does not take into account (i) any shares reserved for issuance under the Incentive Plan, or (ii) the issuance of any shares relating to any additional private placement units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to JWAC.

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The following table presents share information based on the various redemption scenarios, including no redemptions, 33.3%, 50%, 66.6% and maximum redemption scenarios.

	No		33.3%		50%		66.6%		Maximum
	Redemption (1)		Redemption (1)(2)		Redemption (1)(3)		Redemption (1)(4)		Redemption (1)(5)
JWAC public stockholders	15,525,000	8.8%	10,350,000	6.0%	7,762,500	4.6%	5,175,000	3.1%	1,827,469	1.1%
JWAC Sponsor and directors and officers and underwriting representative	4,433,625	2.4%	4,433,625	2.6%	4,433,625	2.6%	4,433,625	2.7%	4,433,625	2.7%
Chijet Holders	157,519,170	88.8%	157,519,170	91.4%	157,519,170	92.8%	157,519,170	94.3%	157,519,170	96.2%
Pro Forma Combined Company Common Stock	177,477,795	100%	172,302,795	100%	169,715,295	100%	167,127,795	100%	163,780,264	100%

(1)	Please see table below entitled “Additional Dilution Sources” showing dilution from exercise of Representative Warrant.
(2)	Assumes that 4,600,000 public shares are redeemed for aggregate redemption payments of $46.7 million assuming a $10.157 per share Redemption Price and based on funds in the Trust Account available to JWAC outside of the Trust Account as of September 30, 2022. The Business Combination Agreement includes a condition to the Closing, waivable by Chijet, that, at the Closing, JWAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions), prior to giving effect to the payment of JWAC’s unpaid transaction expenses or liabilities, at least equal to $10,000,000.
(3)	Assumes that 6,900,000 public shares are redeemed for aggregate redemption payments of $70.1 million assuming a $10.157 per share Redemption Price and based on funds in the Trust Account available to JWAC outside of the Trust Account as of September 30, 2022. The Business Combination Agreement includes a condition to the Closing, waivable by Chijet, that, at the Closing, JWAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions), prior to giving effect to the payment of JWAC’s unpaid transaction expenses or liabilities, at least equal to $10,000,000.
(4)	Assumes that 9,200,000 public shares are redeemed for aggregate redemption payments of $93.4 million assuming a $10.157 per share Redemption Price and based on funds available to JWAC outside of the Trust Account as of September 30, 2022. The Business Combination Agreement includes a condition to the Closing, waivable by Chijet, that, at the Closing, JWAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment any Redemptions), prior to giving effect to the payment of JWAC’s unpaid transaction expenses or liabilities, at least equal to $10,000,000.
(5)	Assumes that 12,175,583 public shares are redeemed for aggregate redemption payments of $123.7 million assuming a $10.157 per share Redemption Price and based on funds in the Trust Account available to JWAC outside of the Trust Account as of September 30, 2022. The Business Combination Agreement includes a condition to the Closing, waivable by Chijet, that, at the Closing, JWAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any Redemptions), prior to giving effect to the payment of JWAC’s unpaid transaction expenses or liabilities, at least equal to $10,000,000.

All of the relative percentages above are for illustrative purposes only. These percentages are calculated based on a number of assumptions (as described in this proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Business Combination Agreement. For a discussion of these assumptions, see “Summary of the Proxy Statement/Prospectus — The Business Combination Proposal (Proposal 1) — Transaction Consideration.” Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. Pursuant to JWAC’s underwriting agreement with I-Bankers, I-Bankers is entitled to $4,830,000 in deferred underwriting commissions.

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In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our public shares.

The following table shows the dilutive effect and the effect on the per share value of Pubco Ordinary Shares held by non-redeeming holders of JWAC Common Stock under a range of redemption scenarios and Representative Warrant exercise scenarios:

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	(shares in thousands)
	Shares	Value Per Share (4)	Shares	Value Per Share (5)	Shares	Value Per Share (6)
Base Scenario(7)	177,478	$1.14	169,715	$0.78	163,780	$0.48
Excluding Sponsor Shares and Rep Shares(8)	173,044	$1.17	165,282	$0.80	159,347	$0.49
Exercising Representative Warrant(9)(10)(11)	183,392	$1.10	175,629	$0.75	169,694	$0.46

(1)	Assumes that no shares of JWAC Common Stock are redeemed.
(2)	Assumes that 6,900,000 shares of JWAC Common Stock, or 50% of our public shares outstanding are redeemed.
(3)	Assumes that 12,175,583 shares of JWAC Common Stock, or 88.2% of the shares outstanding are redeemed.
(4)	Based on a post-transaction equity value of Pubco of $201.7 million.
(5)	Based on a post-transaction equity value of Pubco of $131.6 million.
(6)	Based on a post-transaction equity value of Pubco of $78.0 million.
(7)	Represents the post-Closing share ownership of Pubco assuming various levels of redemption by holders of JWAC Common Stock. Includes exercise of JWAC Rights, as JWAC Rights are generally exercisable upon consummation of the Business Combination, and which includes exercise of placement rights sold to Sponsor as part of the placement units exercisable into up to 1,803,625 Pubco Ordinary Shares.
(8)	Represents the Base Scenario excluding: the founders shares held by Sponsor and the JWAC Initial Stockholders, and I-Bankers and excluding the placement shares and placement rights held by Sponsor, and which we collectively refer to in this table as “Sponsor Shares” and the I- Bankers private placement shares, private placement rights and representative shares, which we collectively refer to as the “Rep Shares.” In addition, this excludes the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree.
(9)	Represents the Base Scenario plus the Sponsor Shares, plus the full exercise of the Representative Warrant for 414,000 shares and the full exercise of GT Warrant for 5,000,000 shares, the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree.
(10)	Does not account for proceeds paid to JWAC or Pubco, if any, in connection with payment of the exercise prices for Representative Warrant.
(11)	Does not account for proceeds paid to JWAC or Pubco, if any, in connection with payment of the exercise price for GT Warrant.

For further details, see “Business Combination Proposal—Transaction Consideration.”

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Q:	What are the effective deferred underwriting fees on a percentage basis for JWAC Common Stock based on the level of redemptions?

A:	Approximately $4,830,000 of deferred underwriting fees related to the IPO are conditioned upon completion of an initial business combination by JWAC, which fees are not impacted by the size of such transaction or the level of redemptions associated therewith. The following table illustrates the effective deferred underwriting fee on a percentage basis for JWAC Common Stock at each redemption level identified below.

	No Redemption Scenario	Assuming 50% Redemption Scenario	Maximum Redemption Scenario
	(shares in thousands)
	(amounts in thousands of US$)
Unredeemed public shares of JWAC
Class A Common Stock	13,800	6,900	1,624
Trust proceeds to Pubco	$140,173	$70,087	$16,500
Deferred Underwriting Fees	$4,830	$4,830	$4,830
Effective Deferred Underwriting Fees*	3.5%	7.0%	29.7%

* Assuming a trading price of $10.00 share.

The level of redemptions will also impact the effective deferred underwriting fee per share of our public shares incurred in connection with the IPO and payable upon the completion of the Business Combination. JWAC incurred $4,830,000 in deferred underwriting fees. Assuming exercise of the Rights, in a no redemption scenario, the effective deferred underwriting fee would be approximately $0.35 per public share on a pro forma basis (or 3.5% of the value of shares assuming a trading price of $10.00 per public share). In a medium redemption scenario in which 50% of the shares assumed to be redeemed in connection with the Business Combination, the effective deferred underwriting fee would be approximately $0.70 per public share on a pro forma basis (or 7.0% of the value of shares assuming a trading price of $10.00 per share). In the maximum redemption scenario, the effective deferred underwriting fee would be approximately $2.97 per public share on a pro forma basis (or 29.7% of the value of shares assuming a trading price of $10.00 per share).

Q:	How will the Sponsor and our directors and officers vote?

A:	Our Initial Stockholders, including the Sponsor and our directors and officers, currently own 493,000 shares of JWAC Common Stock and 3,450,000 shares of JWAC Class B Common Stock, representing 21.7% of the issued and outstanding shares of JWAC Common Stock. Shares of JWAC Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis, subject to adjustment as provided in our amended and restated certificate of incorporation. See “Certain Relationships and Related Person Transactions.”

As a result, and because I-Bankers has agreed to vote its representative shares in favor of the applicable proposal, we may need as few as only 183,751, or approximately 1.33%, of the 13,800,000 of our public shares, to be voted at the Special Meeting in favor of the Advisory Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, and as few as 4,722,501, or approximately 34.22% of our 13,800,000 public shares, to be voted in favor of the Business Combination Proposal and the Charter Amendments Proposal, in order to have our Business Combination approved.

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Q:	What interests do JWAC’s current officers and directors have in the Business Combination?

A:	The Sponsor, members of JWAC’s Board and its executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), then JWAC will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

●	Our Sponsor paid an aggregate of $50,000 for the founder shares, or approximately $0.017 per founder share. As a result, our Sponsor, its affiliates and our management team and advisors could make a substantial profit if the Business Combination is consummated. On the other hand, if the Business Combination is not consummated, such founder shares will be worthless.

●	Our Sponsor has agreed to purchase an aggregate of 425,000 units (or 470,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $4,250,000 (or 4,700,000 if the over-allotment option is exercised in full), and I-Bankers has agreed to purchase an aggregate of 90,000 units at a price of $10.00 per unit, for an aggregate purchase price of $900,000, that will also be worthless if the Business Combination is not consummated.

●	Within 10 days following the Business Combination, if it is approved and consummated, the Company will issue to our officers and directors an aggregate of 300,000 shares of JWAC Common Stock, with the same lock-up restrictions and registration rights as the founder shares

●	Our Sponsor has agreed to waive its redemption rights with respect to any founder shares, any private placement shares and any public shares held in connection with the consummation of our initial business combination. Additionally, our Sponsor has agreed to waive its redemption rights with respect to any founder shares or private placement shares held by it if we fail to consummate the Business Combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the Trust Account will be used to fund the redemption of our public shares, and the private placement rights (and the underlying securities) will expire worthless. Subject to certain limited exceptions, our Sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our shares of Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. With certain limited exceptions, the private units will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination.

Q:	What happens if I sell my shares of JWAC Common Stock before the Special Meeting?

A:	The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of JWAC Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of JWAC Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting.

Q:	What happens if the Business Combination Proposal is not approved?

A:	Pursuant to the JWAC Certificate of Incorporation, if the Business Combination Proposal is not approved and JWAC does not otherwise consummate an alternative business combination by March 9, 2023, unless extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate, JWAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

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Q:	Do I have redemption rights?

A:	Pursuant to the JWAC Certificate of Incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the JWAC Certificate of Incorporation. As of September 30, 2022, based on funds in the Trust Account of $140 million, this would have amounted to approximately $10.157 per share (net of taxes payable on accrued interest in the Trust Account). It is anticipated that the per share redemption price will be approximately $10.157 (net of taxes payable on accrued interest in the Trust Account) at the closing of the Business Combination, which is anticipated to occur during the first half of 2023. If a holder exercises its redemption rights, then such holder will be exchanging its shares of JWAC Common Stock for cash. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to JWAC’s transfer agent prior to the Special Meeting. See the question titled “How do I exercise my redemption rights?” below and the section titled “Special Meeting of JWAC Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Holders of JWAC Rights do not have redemption rights with respect to their rights. At the Closing of the Business Combination, the JWAC Rights will be eligible to be exchanged for one-eighth (1/8) of one share of JWAC Common Stock, as described elsewhere in this proxy statement/prospectus.

Holders of our public shares who also hold JWAC Rights may elect to redeem their public shares, and still retain their JWAC Rights. The value of our JWAC Rights based on a recent trading price as of November 4, 2022 was $1.5 million. Public stockholders who redeem their shares of JWAC Common Stock may continue to hold any JWAC Rights that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such JWAC Rights.

As indicated by the foregoing reduction in expected prices upon maximum redemptions, there are material risks relating to electing to redeem your public shares (and redemptions generally), relating to the value of your JWAC Rights. For more information see “Risk Factors — Our holders of JWAC Rights may elect to redeem their public shares while retaining their JWAC Rights, although if redemptions exceed the threshold allowable for us to consummate the Business Combination, the JWAC Rights will expire worthless.”

For information about the per share value of JWAC Common Stock given different levels of redemptions, see “Questions and Answers — What equity stake will current stockholders of JWAC and the Chijet Holders hold in Pubco after the Closing?”

Our JWAC Rights are eligible to be converted at the Effective Time of the Business Combination into JWAC Common Stock, as described elsewhere in this proxy statement/prospectus. Accordingly, your JWAC Rights will cease to be traded upon consummation of the Business Combination, and will only have value based on the value of Pubco Ordinary Shares which the holder is eligible to receive upon closing of the Business Combination. Because redemptions will deplete our Trust Account, and the assets of Pubco would be calculated, in part, based on the cash in the Trust Account at the Closing, an increase in redemptions of our public shares would reduce the assets available from the Trust Account to Pubco at Closing which may negatively impact the value of Pubco Ordinary Shares that you would receive in exchange for your JWAC Rights.

The JWAC Certificate of Incorporation does not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Business Combination and after payment of underwriters’ fees and commissions or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of JWAC Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, all shares of Class A common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

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If in excess of the maximum redemptions occur, and as a result we are unable to consummate the Business Combination, because your JWAC Rights are only exercisable or convertible following a business combination, if we do not consummate a business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), and we liquidate the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether or not you attend or vote your shares of JWAC Common Stock at the Special Meeting, and regardless of how you vote your shares with respect to the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on , 2023 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to American Stock Transfer & Trust Company, our transfer agent, at the following address:

American Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn:

E-mail:

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is JWAC’s understanding that stockholders should generally allot at least two (2) weeks to obtain physical certificates from the transfer agent. However, JWAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:	What are the federal income tax consequences of exercising my redemption rights?

A:	JWAC stockholders who exercise their redemption rights to receive cash in exchange for their shares of JWAC Common Stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of such common stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed shares of JWAC Common Stock, and any remaining amount will be treated as gain realized on the sale or other disposition of JWAC Common Stock. These tax consequences are described in more detail in the section titled “The Business Combination Proposal — Material U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

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Q:	What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate in the Business Combination?

A:	It is intended that the Business Combination will qualify as part of an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. If the Business Combination qualifies as part of an exchange described in Section 351, then U.S. Holders (as defined in the section entitled “The Business Combination Proposal — Material U.S. Federal Income Tax Considerations”) of JWAC Common Stock who do not exercise their redemption rights and who participate in the Business Combination generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of JWAC Common Stock for Pubco Ordinary Shares. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of your participation in the Business Combination. See “The Business Combination Proposal — Material U.S. Federal Income Tax Considerations.”

Q:	If I am a rights holder, can I exercise redemption rights with respect to my rights?

A:	No. The holders of rights have no redemption rights with respect to such rights.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	Under the DGCL, there are no appraisal rights available to holders of shares of JWAC Common Stock or holders of our rights in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

●	JWAC stockholders who properly exercise their redemption rights;

●	deferred underwriting fees owed to I-Bankers in connection with the Business Combination;

●	certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by JWAC or Chijet in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	any loans owed by JWAC to its Sponsor for any JWAC transaction expenses or other administrative expenses incurred by JWAC; and

●	for general corporate purposes including, but not limited to, maintenance or expansion of operations of post-transaction businesses, to fund the purchase of other companies or working capital for operations.

Q:	What happens if the Business Combination is not consummated?

A:	There are certain circumstances under which the Business Combination Agreement may be terminated. See the section titled “The Business Combination Proposal — Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, JWAC is unable to complete the Business Combination or another initial business combination transaction by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), the JWAC Certificate of Incorporation provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account net of interest not previously released to JWAC to pay taxes payable and up to $50,000 to pay dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Holders of founder shares have waived any right to any liquidation distribution with respect to those shares.

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In the event of liquidation, there will be no distribution with respect to JWAC’s outstanding rights. Accordingly, the rights will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:	The closing is expected to take place in the first half of 2023.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal.”

Q:	What will JWAC stockholders receive in the Business Combination?

A:	Upon completion of the Business Combination, each outstanding share of JWAC Class A Common Stock will be exchanged for Pubco Ordinary Share. Each share of JWAC Class B Common Stock will be automatically converted into applicable shares of JWAC Common Stock immediately prior to the Effective Time of the Business Combination. Shares held by JWAC as treasury stock or that are owned by JWAC, which we refer to as the JWAC excluded shares, will not be exchanged and will be cancelled.

Q:	If I am a JWAC Rights Holder, will my rights become exchangeable for shares of Pubco Common Stock if the Business Combination is consummated?

A:	Yes. Pursuant to the Business Combination Agreement and the terms of the JWAC rights, each JWAC right will be exchanged for one-eighth (1/8) of one share of JWAC Class A Common Stock, and these shares will be exchanged for Pubco Ordinary Shares pursuant to the Merger (and subsequent to such exchange the exchanged JWAC Class A Common Stock will be cancelled). However, in the event that JWAC does not consummate a business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), JWAC will be required to liquidate and any JWAC rights you own will expire without value.

JWAC will not issue fractional shares of our Class A Common Stock in exchange for rights, but will instruct the rights agent to round up for each Rights Holder the amount of our Class A Common Stock to be received by that Rights Holder to the nearest whole share.

Q:	I am a Rights Holder, and how do I receive stock in the Merger?

A:	As soon as practicable after the Business Combination, according to the terms of the Rights, JWAC will direct holders of the Rights to return their certificate of Rights to our rights agent, American Stock Transfer & Trust Company (the “rights agent”). Upon receipt of a valid certificate of Rights, the rights agent will issue to the registered Rights Holder a certificate (or certificates) or book-entry position for the number of shares, being full shares, of JWAC Common Stock to which that Rights Holder is entitled, aggregated on a per Rights Holder basis, in such name or names as may be directed by the Rights Holders. In no event will there be an issuance of net cash to settle the Rights, and JWAC and Pubco will not issue fractional shares to such Rights Holder. JWAC will instruct the rights agent to round down to the nearest whole share of JWAC Common Stock, when the rights agent issues to the registered Rights Holder a certificate for the number of shares of JWAC Common Stock to which that Rights Holder is registered. JWAC and the rights agent will then exchange those shares of JWAC Common Stock for Pubco Ordinary Shares as discussed in this proxy statement/prospectus. In the interests of efficiency and to avoid duplication of certificates, JWAC may instruct the rights agent to issue a certificate of Pubco Ordinary Shares to the Rights Holder, without the Rights Holder having again to exchange a certificate of JWAC Common Stock for Pubco Ordinary Shares.

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Q:	If the Business Combination is completed, when can I expect to receive the Pubco Common Stock for my shares of JWAC Common Stock?

A:	After the consummation of the Business Combination, Pubco’s transfer agent will send instructions to JWAC security holders regarding the exchange of their JWAC securities for Pubco securities. JWAC stockholders who exercise their redemption rights must deliver their stock certificates to JWAC’s transfer agent (either physically or electronically) at least two (2) business days prior to the vote at the Special Meeting.

Upon effectiveness of the Business Combination, all of the outstanding JWAC Class B Common Stock will be converted into JWAC Common Stock on a one-for-one basis, subject to adjustment as provided the JWAC Certificate of Incorporation. Hence, upon consummation of the Business Combination, JWAC Common Stock will consist of our Class A Common Stock, which will be exchanged for Pubco Ordinary Shares.

Q:	How much cash will be available to Pubco following the closing of the Business Combination, assuming maximum and minimum redemptions? To what extent will Pubco need to secure additional financing in connection with the Business Combination following the Business Combination?

A:	Following the closing of the Business Combination, it is currently anticipated that Pubco will have available to it approximately $140 million of cash from the Trust Account, after payment of estimated expenses and assuming no redemptions are made by JWAC public stockholders prior to the closing of the Business Combination, or approximately $140 million of cash from the Trust Account, after payment of estimated expenses and assuming that the maximum amount of redemptions are made by JWAC public stockholders prior to the closing of the Business Combination.

The Sponsor has made certain commitments regarding funding of the Company. The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.157 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters in the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company seeks to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

JWAC has entered into an extension loan, funding the Trust Account for $1,400,000 in exchange for an unsecured promissory note, which we refer to as the extension loan. The funds for the extension were advanced by Chijet in exchange for a promissory note, with a similar extension loan to be made three months from such date in the same amount by Chijet. The extension loans, along with the other funds in the Trust Account will be distributed either to: (i) all of the holders of public shares upon our liquidation or (ii) holders of public shares who elect to have their shares redeemed in connection with the consummation of our initial Business Combination. The extension loans bear no interest and are repayable in full upon the consummation of our Business Combination. If the Company does not complete the Business Combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), the loans will not be repaid.

In order to meet JWAC’s working capital needs, the Sponsor or its affiliates, or our officers and directors may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, and which we refer to as working capital loans. Each such loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at a holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit. If JWAC does not complete a business combination, JWAC may use a portion of proceeds held outside the Trust Account to repay these loans, but no proceeds held in the Trust Account would be used to repay these loans.

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There were no amounts outstanding relating to working capital loans at October 31, 2022. See “Certain Relationships and Related Party Transactions.”

Following the Business Combination, assuming no redemptions are made prior to the Closing, the Combined Entity believes it will have enough cash on its balance sheet to finance operations. In the event of maximum redemptions, we may be in need of raising additional financing. We expect that from time to time we may need to raise additional financing to maintain our operations, and from time to time we may wish to raise additional financing in order to take advantage of business opportunities. To the extent we need or wish to raise such additional financing, our access to commercial bank financing or the debt and equity capital markets may be limited by various factors, including the condition of overall credit and capital markets, general economic factors, the state of the industry, our financial performance, credit ratings, and other factors. Commercial credit and debt and equity capital may not be available to us on favorable terms, or at all. While Chijet is in continuing discussions with several potential lenders, no commitments for financing have been obtained to date, and there can be no assurances that any such financing will be consummated on terms acceptable to Chijet, if at all.

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/ prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

If you hold membership interests of Chijet, you may execute and return your written consent to Chijet in accordance with the instructions provided.

Q:	How do I vote?

A:	If you were a holder of record of JWAC Common Stock or JWAC Class B Common Stock on , 2023, the Record Date, you may vote with respect to the Proposals in person (including by virtual attendance) at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person (or by virtual attendance), obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:	Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal.

Abstentions will have no effect on the remaining Proposals in a special meeting with a duly called quorum.

A “broker non-vote” occurs when shares held by a broker for the account of a beneficial owner are not voted for or against a particular proposal because the broker has not received voting instructions from that beneficial owner and the broker does not have discretionary authority to vote those shares in the absence of such instructions. If you do not provide instructions to your broker, your broker will not have discretionary authority to vote on any of the Proposals at the Special Meeting, because JWAC does not expect any of the Proposals to be considered a routine matter. Broker non-votes will not be counted as present for the purposes of establishing a quorum.

Broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal. At a meeting with a quorum, broker non-votes will have no effect on the vote on the remaining Proposals.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by JWAC without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:	If I am not going to attend the Special Meeting in person (or by virtual attendance), should I return my proxy card instead?

A:	Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/ prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

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Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. JWAC believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote by sending a later-dated, signed proxy card to JWAC’s secretary at the address listed below so that it is received by JWAC’s secretary prior to the Special Meeting or virtually attend the Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to JWAC’s secretary, which must be received by JWAC’s secretary prior to the Special Meeting.

Q:	Who will solicit and pay the cost of soliciting proxies?

JWAC will pay the cost of soliciting proxies for the Special Meeting. JWAC has engaged [Proxy Solicitor], which we refer to as “[Proxy Solicitor],” to assist in the solicitation of proxies for the Special Meeting. JWAC has agreed to pay [Proxy Solicitor] a fee of $                            , plus disbursements. JWAC will reimburse [Proxy Solicitor] for reasonable out-of-pocket expenses and will indemnify [Proxy Solicitor] and its affiliates against certain claims, liabilities, losses, damages and expenses. JWAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of JWAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the JWAC Common Stock and in obtaining voting instructions from those owners. JWAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Brian S. John

Chief Executive Officer

Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, FL 33477

(561) 244-7100

You may also contact our proxy solicitor at: [Proxy Solicitor]

[Contact Info]

To obtain timely delivery, JWAC stockholders must request the materials no later than         , 2023.

You may also obtain additional information about JWAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to JWAC’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

American Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn:

E-mail:

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled, “Questions and Answers About the Proposals” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information.”

Parties to the Business Combination

JWAC

JWAC is a special purpose acquisition company incorporated on September 14, 2021 for purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. JWAC’s Class A common stock and rights are currently quoted on the Nasdaq Capital Market under the symbols “JWAC” and “JWACR,” respectively. JWAC’s executive office is located at 1061 E. Indiantown Road, Suite 110, Jupiter, Florida 33477, and its telephone number is (561) 244-7100.

Sponsor

Jupiter Wellness Sponsor LLC, a Delaware limited liability company, is the sponsor of JWAC and currently, together with our officers and directors, owns 21.7% of the issued and outstanding shares of JWAC Common Stock. The Sponsor’s executive office is located at 1061 E. Indiantown Road, Suite 110, Jupiter, Florida 33477, and its telephone number is (561) 462-2700.

Pubco

Pubco is a wholly-owned subsidiary of JWAC and is the owner of all of the issued and outstanding equity interests of Merger Sub. Pubco incorporated as an exempt company with limited liability under the laws of the Cayman Islands on June 14, 2022. Pubco owns no material assets other than the equity interest of Merger Sub and it does not operate any business.

The mailing address of the principal executive offices of Pubco are Sertus Chamber, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Pubco conducts its operations through Chijet and its subsidiaries, and Pubco’s global headquarters are based in No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China, or Mainland China. Pubco’s telephone number is +86-0535-2766221.

Chijet

Chijet, Inc., a Cayman Islands exempted company, or Chijet, is an owner and manufacturer of traditional and electric vehicles, together with its subsidiaries. Chijet indirectly holds an over 85% interest in Shandong Baoya New Energy Vehicle Co., Ltd., a Chinese company (“Baoya”), which is a producer and manufacturer of electric vehicles. In addition, Chijet indirectly holds an over 60% interest in FAW Jilin Automobile Co., Ltd., a Chinese company (“FAW Jilin”), which manufactures and sells traditional fuel vehicles. Chijet was incorporated under the laws of the Cayman Islands on July 2, 2021.

The primary business of Chijet is the development, manufacture, sales and service of traditional fuel vehicles and electric vehicles. State-of-the-art manufacturing systems and stable supply chain management enable the company to provide consumers with products of high performance at reasonable prices. Chijet’s factory in Yantai, China, is designed to be dedicated to EV production, and the company’s headquarters will be also located at the planned Yantai factory. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production and financial management.

Chijet’s executive office is located at No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, P.R. China, and its telephone number is +86 0535-2766202.

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Merger Sub

Merger Sub is a wholly-owned subsidiary of Pubco formed solely for the purpose of effectuating the merger with JWAC in which JWAC will be the surviving entity. Merger Sub was incorporated under the laws of the State of Delaware on June 21, 2022. Merger Sub owns no material assets and does not operate any business.

The mailing address and telephone number of Merger Sub’s principal executive office is the same as for JWAC. At the consummation of the Business Combination, Merger Sub will cease to exist after being merged into JWAC.

The Business Combination and the Business Combination Agreement

On October 25, 2022, JWAC entered into the Business Combination Agreement by and among JWAC, Pubco, Merger Sub, the Sellers and Chijet. The Business Combination Agreement provides for the combination of JWAC and Chijet under Pubco, a new holding company, as its direct, wholly-owned subsidiaries. Pursuant to the Business Combination and Business Combination Agreement (a) Pubco will acquire all of the issued and outstanding shares of Chijet from the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco, which we refer to as the Share Exchange; and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco. For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Proposal—Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated herein by reference.

Transaction Consideration

Subject to the terms and conditions set forth in the Business Combination Agreement, in connection with the Effective Time of the Business Combination:

(i)	each of the outstanding shares of JWAC Common Stock will be exchanged for the right to receive one Pubco Ordinary Share (and following such exchange the share of JWAC Common Stock will be cancelled),

(ii)	each outstanding share of JWAC’s Class B Common Stock, according to JWAC’s Certificate of Incorporation, will be converted into one share of JWAC Common Stock, immediately prior to the Effective Time, and exchanged for a Pubco Ordinary Share in accordance with subsection (i) above; and

(iii)	the registered holder of JWAC Rights will be issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights is eligible, and which shall be exchanged for the equivalent number of Pubco Ordinary Shares, in accordance with subsection (i) above; and

(iv)

the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674,000,000) based on certain post-Closing financial performance and stock price metrics of Pubco, described below, and all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

According to the terms of our privately placed warrant to the representative of the underwriters in connection with our initial public offering (the “Representative Warrant”), the Representative Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares.

In addition, according to the terms of GT Warrant granted by Baoya to Greentree, GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares.

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In connection with the Earnout, the holders of JWAC Common Stock shall receive a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers, which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers) have waived their rights to receive a CVR relating to those privately placed shares.

As JWAC does not have any outstanding shares of preferred stock, and is anticipated to have no outstanding shares of preferred stock at the Effective Time, no exchange of preferred stock is expected to occur at the Effective Time.

For further explanation of the consideration in the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

Conditions to Consummation of the Merger

The consummation of the Merger is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Condition Precedent Proposals; (ii) expiration of any waiting period under applicable antitrust laws; (iii) receipt of all consents required to be obtained from governmental authorities; (iv) no law or order preventing or prohibiting the Business Combination; (v) JWAC having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; (vi) the amendment by the shareholders of Pubco’s memorandum and articles of association in a form acceptable to Chijet and JWAC; (vii) receipt by Chijet and JWAC of evidence reasonably satisfactory to each such party that Pubco qualifies as a foreign private issuer; (viii) the Registration Statement of which this proxy statement/prospectus forms a part, being declared effective by the SEC; (ix) Pubco Ordinary Shares having been approved for listing on Nasdaq, subject only to the official notice of issuance; and (x) no litigation brought by a third party that is not an affiliate of the parties to the Business Combination Agreement, to enjoin or otherwise restrict the consummation of the Closing.

In addition, unless waived by Chijet, the obligations of Chijet, the Merger Sub and the Sellers to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of JWAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to materiality or material adverse effect qualifications);

●	JWAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing;

●	Absence of a material adverse effect with respect to JWAC since the date of the Business Combination Agreement which is continuing and uncured;

●	Chijet having received a copy of the Amended and Restated Registration Rights Agreement, an agreement for escrow of the CVRs and the CVR Agreement, in each case duly executed by JWAC; and

●	the election or appointment of members to Pubco’s post-Closing board of the four directors designated by Chijet, pursuant to the Business Combination Agreement; and

●	JWAC having upon the Closing cash and cash equivalents (including funds remaining in the Trust Account after completion and payment of the Redemption and the proceeds of any private placement financing), net of the Company’s unpaid expenses and liabilities, at least equal to $10,000,000, which we refer to as the Minimum Cash Condition.

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Unless waived by JWAC, the obligations of JWAC to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of Chijet, Pubco and Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to a qualifier as to material adverse effect);

●	Chijet, Pubco, Merger Sub and the Sellers having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the Closing Date;

●	Absence of a material adverse effect with respect to Chijet or Pubco since the date of the Business Combination Agreement which is continuing and uncured;

●	receipt by JWAC of employment agreements, effective as of the Closing, in form and substance acceptable to the JWAC and Chijet, between certain persons and Chijet or a Chijet affiliate, as applicable, duly executed by the parties thereto;

●	JWAC having received a copy of the Amended and Restated Registration Rights Agreement, CVR Agreement and related escrow agreement duly executed by Sellers party thereto and Pubco;

●	receipt by JWAC of the evidence of the termination of any outstanding options, warrants or other convertible securities of Chijet (if any);

●	receipt by JWAC of share certificates and other documents evidencing the transfer of the Chijet Ordinary Shares to Pubco;

●	receipt by JWAC of reasonably acceptable evidence of the termination of certain Chijet group related party contracts;

●	receipt by the JWAC of copies of lock-up agreements, effective as of the Closing, in the form attached to the Business Combination Agreement

●	JWAC having received a copy of duly executed customary non-competition agreements, effective as of the Closing, in form and substance acceptable to JWAC and Chijet, among Pubco, Chijet and certain Sellers; and

●	the election or appointment of members to Pubco’s post-Closing board of the two independent directors designated by JWAC pursuant to the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon the mutual agreement of Chijet and JWAC, or by Chijet or JWAC acting alone, in specified circumstances, including:

●	by written notice by either JWAC or Chijet if the Closing has not occurred on or prior to March 9, 2023, or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation, or amendment to such certificate, under the Business Combination Agreement (the “Outside Date”) provided that if the JWAC elects to extend the date by which it must consummate its initial business combination (by up to an additional three months, which we refer to as an Extension, the Company is required five (5) days prior to the applicable Extension deadline to deposit into the Trust Account the sum of $1,380,000, by means of a purchase by Chijet of limited liability company membership interests in the Sponsor, all on the terms and conditions set forth in the Business Combination Agreement upon. Upon an effective Extension as described above, the Outside Date will be automatically extended to the last day of such Extension period.

●	by written notice by either JWAC or Chijet if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable;

●	by Chijet for JWAC’s uncured breach of the Business Combination Agreement, if the breach by JWAC causing any of JWAC’s representations, covenants or agreements therein to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or the Outside Date);

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●	by JWAC for the uncured breach of the Business Combination Agreement by Chijet, Pubco, Merger Sub or any Seller, if the breach by such party causing any of such party’s representations, covenants or agreements to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or the Outside Date);

●	by written notice by JWAC if there has been a material adverse effect on Chijet or Pubco since the date of the Business Combination Agreement which is continuing and uncured; or

●	by written notice by either JWAC or Chijet if JWAC holds the Special Meeting and at a duly conducted vote of its stockholders does not obtain approval of the Business Combination Agreement and the Business Combination.

A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party (or with respect to Chijet, by the Sellers, Pubco or Merger Sub).

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, waiver of claims against the trust, termination and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Business Combination Agreement prior to such termination.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, and which we refer to as Related Agreements, but does not purport to describe all of their terms. The following summary is qualified in its entirety by reference to the complete text of each of these Related Agreements, which are included as exhibits to this proxy/statement prospectus. You are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, JWAC, Chijet, Pubco and the Sponsor entered into a sponsor support agreement, in which, among other things, these parties agreed to (i) not to solicit or cause JWAC to enter into any alternative competing transactions, (ii) to vote all of their founder shares and all of the public shares held by them in favor of the Business Combination and in opposition of any alternative competing transactions and (iii) a moratorium, or lock-up, on selling shares which was substantially the same as that entered into by the Sponsor in connection with our IPO.

Simultaneously with the execution of the Business Combination Agreement, the Company, Pubco, Chijet and the Sponsor, as well as Join Surplus International Ltd. (“Join Surplus”), and I-Bankers (collectively with the Sponsor and Join Surplus, the “Support Agreement Parties”) entered into a support agreement pursuant to which the Sponsor Support Agreement Parties agreed to support the Business Combination and to vote all of its shares of JWAC Common Stock (and any other securities of JWAC owned or acquired by them) in favor of the Business Combination Agreement and the Business Combination. The Sponsor Support Agreement Parties also agreed to take certain other actions in support of the Business Combination Agreement and the Business Combination and to refrain from taking such actions that would adversely impede the ability of the parties to perform the Business Combination Agreement. The Support Agreement also prevents transfers of JWAC Common Stock and JWAC securities held by the Sponsor Support Agreement Parties between the date of the Support Agreement and the date of the Closing or earlier termination of the Business Combination Agreement unless the transferee executes a joinder to the Support Agreement.

The Sponsor also agreed to be bound by and comply with the provisions of the Business Combination Agreement relating to Chijet’s funding of a potential Extension and, upon and subject to the funding of such an Extension by Chijet in accordance with the Business Combination Agreement, to issue to Chijet the relevant limited liability company membership interests in the Sponsor.

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Each of the Sponsor and Join Surplus, solely in connection with the Business Combination, agreed to waive certain anti-dilution provisions under JWAC’s governing documents relating to the conversion of JWAC’s Class B Common Stock. The Support Agreement Parties, solely in connection with the Business Combination, each agreed to waive the right to receive CVRs for JWAC’s Class A Common Stock which they received in a private placement from the Company or upon conversion of JWAC’s Class B Common Stock.

Each of the Support Agreement Parties, on behalf of itself and its affiliates, provided a general release of JWAC, Pubco, Chijet and Merger Sub, effective as of the Closing, other than with respect to rights under the Business Combination Agreement and ancillary documents and certain other customary exceptions.

Lock-Up Agreement

In connection with our IPO, JWAC Initial Stockholders, including our Sponsor, have agreed in a lock-up agreement not to transfer, assign or sell any of JWAC Class B Common Stock (except to certain permitted transferees) until the earlier of (i) six months after the date of the consummation of a Business Combination, (ii) the date on which the closing price of Pubco Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period from the Closing until such six months after a Business Combination or (iii) if, earlier, the date the Combined Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Combined Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

During the period of the lock-up agreement, the JWAC Initial Stockholders also agreed not to, with respect to Pubco Ordinary Shares, subject to customary exceptions (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, such stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such stock, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of such stock of Pubco or other securities, in cash or otherwise.

Chijet Lock-Up Agreement

In connection with the signing of the BCA, certain Chijet Holders holding approximately 78% of the Chijet Ordinary Shares and certain members of Chijet’s management team entered into a lock-up agreement, effecive as of the Closing, with Pubco substantially similar to the lock-up agreement between us and the JWAC Initial Stockholders. “The Business Combination Proposal (Proposal 1) — Chijet Lock-Up Agreement.”

Registration Rights

The Business Combination Agreement provides that effective as of the Closing, JWAC, Pubco, the Sellers, and the holders of a majority of the “Registrable Securities” pursuant to the registration rights agreement which we entered into in connection with our IPO (our “existing registration rights holders”), will enter into an amended and restated registration rights agreement. This amended agreement will provide registrations rights covering all of the Pubco Ordinary Shares these parties receive in the Business Combination (including those received upon conversion of our Class B Common Stock), subject to applicable contractual transfer restrictions and lock-up periods. The Sellers holding a majority of securities having the Sellers’ registration rights, or a majority of our existing registration rights holders, are in each case entitled after the Business Combination to demand that we register those securities. All of the registration rights holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require us to register for resale those securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the securities.

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Chijet Trust Account Waiver

Chijet has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in JWAC’s Trust Account, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) directly or indirectly.

Non-Competition Agreement

At the Closing, certain of the executive officers of Chijet will each enter into a Non-Competition and Non-Solicitation Agreement in substantially the form attached as a schedule to the Business Combination Agreement.

Total Shares to be Issued in the Business Combination

JWAC’s public stockholders currently own approximately 76.0% of JWAC’s issued and outstanding capital stock, and the Sponsor together with our directors and officers, consisting of JWAC Initial Stockholders, currently own approximately 21.7% of JWAC’s issued and outstanding capital stock (with the remaining approximately 2.3% of shares held by I-Bankers). It is anticipated that, immediately after the Business Combination and if there are no redemptions, JWAC’s public stockholders will own approximately 8.8% of Pubco’s issued and outstanding share capital, the Sponsor and our directors and officers will own approximately 2.4% of Pubco’s issued and outstanding share capital, I-Bankers will own approximately 0.2% of Pubco’s issued and outstanding share capital, and the Chijet Holders will own approximately 88.8% of Pubco’s issued and outstanding share capital.

For a Description of Pubco’s securities, see the section entitled “Description of Securities of Pubco” which provides a description of Pubco Ordinary Shares.

If any of JWAC’s public stockholders exercise their redemption rights, the ownership interest in Pubco of JWAC’s public stockholders will decrease and the ownership interest in Pubco of the Chijet Holders and the Sponsor will increase. If there are redemptions by JWAC’s public stockholders up to the maximum level that would permit completion of the Business Combination, JWAC’s public stockholders will own 1.1% of Pubco’s issued and outstanding capital stock, the Sponsor and our directors and officers will own approximately 2.4% of Pubco’s issued and outstanding share capital, I-Bankers will own 0.3% of Pubco’s issued and outstanding share capital and the Chijet Holders will own approximately 96.2% of Pubco’s issued and outstanding share capital. If the actual facts are different than these assumptions (based on redemptions by JWAC’s public stockholders, changes in the terms of the Business Combination, adjustments to the Transaction Consideration pursuant to the Business Combination Agreement or otherwise), the percentage ownership interests in Pubco post-Business Combination may be different.

The ownership percentages referenced above and set forth below with respect to Pubco include the shares issuable to the Chijet Holders, assumes Rights Holders exercise all of their JWAC Rights, and any Earnout Shares which otherwise would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA, but does not take into account (i) any shares reserved for issuance under the Incentive Plan, (ii) the issuance of any additional private placement units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to JWAC, (iii) any adjustments to the Transaction Consideration payable to the Chijet Holders set forth in the Business Combination Agreement, (iv) any shares issued upon the exercise of the Representative Warrant, (v) any shares issued upon the exercise of GT Warrant (vi) the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (vii) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree. These percentages are calculated based on a number of assumptions (as described in this proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Business Combination Agreement. For a discussion of these assumptions, see “Summary of the Proxy Statement/Prospectus— The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership in Pubco will be different. See “Summary of the Proxy Statement/Prospectus – Impact of the Business Combination on JWAC’s Public Float” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for further information.

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The following table illustrates varying ownership levels of the issued and outstanding capital stock of Pubco, assuming varying levels of redemptions by JWAC’s public stockholders:

(in thousands)	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions

JWAC public stockholders	13,800	7.8%	6,900	4.1%	1,624	1.0%
Shares of JWAC public stockholders issuable upon conversion of JWAC Rights at closing	1,725	1.0%	862	0.5%	203	0.1%
JWAC Sponsor and its permitted transferees and directors and officers	3,943	2.2%	3,943	2.3%	3,943	2.4%
Shares of JWAC Sponsor and its permitted transferees and directors and officers issuable upon conversion of JWAC Rights at closing	62	0.0%	62	0.0%	62	0.0%
I-Bankers’ private placement shares	136	0.1%	136	0.1%	136	0.1%
Shares of I-Bankers issuable upon conversion of JWAC Rights at closing	17	0.0%	17	0.0%	17	0.0%
I-Bankers representative shares	276	0.1%	276	0.2%	276	0.2%
Chijet Holders (1) (2)	157,519	88.8%	157,519	92.8%	157,519	96.2%
Total Shares at closing	177,478	100.0%	169,715	100.0%	163,780	100.0%

(1)	The number of Pubco Ordinary Shares to be held by Chijet Holders in the no redemption scenario includes 157,519,170 shares to be issued to the Sellers for all issued and outstanding Chijet Ordinary Shares at closing of the Business Combination.

(2)	If the actual facts are different than these assumptions, the ownership percentage retained by the holders of JWAC Common Stock in Pubco will be different from the above-stated ownership percentage.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions:

Sources		Uses
($ in Thousands)

JWAC Cash	$140,784	New Entity to the Chijet Holders	$1,600,000
Cash from Chijet	77,321	Deferred Underwriting Fees	4,830
New Equity to the Chijet Holders	1,600,000	Transaction Expenses	2,670
		Cash to Balance Sheet	210,605
Total Sources	$1,818,105	Total Uses	$1,818,105

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The following table summarizes the sources and uses for funding the Business Combination assuming JWAC stockholders exercise their redemption rights assuming 50% redemption:

Sources		Uses
(in thousands)

JWAC Cash	$70,697	New Entity to the Chijet Holders	$1,600,000
Cash from Chijet	77,321	Deferred Underwriting fees	4,830
New Entity to the Chijet Holders	1,600,000	Transaction Expenses and loan repayments	2,670
		Cash to Balance Sheet	140,518
Total Sources	$1,748,018	Total Uses	$1,748,018

The following table summarizes the sources and uses for funding the Business Combination assuming JWAC stockholders exercise their redemption rights assuming maximum redemption:

Sources		Uses
(in thousands)

JWAC Cash	$17,110	New Entity to the Chijet Holders	$1,600,000
Cash from Chijet	77,321	Deferred Underwriting fees	4,830
New Entity to the Chijet Holders	1,600,000	Transaction Expenses and loan repayments	2,670
		Cash to Balance Sheet	86,931
Total Sources	$1,694,431	Total Uses	$1,694,431

JWAC’s Reasons for the Business Combination

JWAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. JWAC has sought to capitalize on the ability of its management team to identify, acquire and partner with management to operate a business.

The Board, in evaluating the Business Combination, consulted with JWAC’s management and legal, accounting and financial advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of JWAC and its stockholders and (ii) to recommend that JWAC’s stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the Board considered a range of factors, including, but not limited to, the factors discussed below.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Board viewed its decision as being based on any and all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of JWAC’s reasons for the Business Combination and all other information presented in this section may be forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Many factors were considered by JWAC, and the factors outlined herein may or may not have been considered by any particular directors, member of management, or advisor of JWAC. Notwithstanding whether any of these factors were considered by any individual board member, the Board voted unanimously to proceed with the transaction.

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The officers and directors of JWAC have substantial experience in a wide range of industries and are confident that their experience and background, together with the experience of JWAC’s advisors, enabled them to exercise the necessary business judgment to make the determinations regarding the Business Combination. The Board also obtained the AlixPartners’ Report, described below, prior to the execution of the Business Combination Agreement, relating to the fairness, from a financial point of view, to JWAC of the Transaction Consideration to be paid to the equity holders of Chijet in the Business Combination.

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Growth Prospects. Analytical data suggests that consumers are receptive to vehicles using alternative fuel and energy sources. The transition to vehicles powered by cleaner forms of energy and regulation thereof in certain geographic regions bodes well for adoption of Chijet’s technology on a significant scale;

●	Broad Customer Base. Given the auto industry and electric vehicle industry particulars, Chijet has a broad potential customer base across multiple continents and industries, especially those regions with higher energy prices and taxes on carbon emitting energy sources;

●	Due Diligence. Business, financial and technical due diligence examinations of Chijet and discussions with Chijet’s management team were conducted, including extensive in-person meetings and calls with Chijet’s management team and its representatives regarding Chijet’s operations and financial prospects, technical analysis. Additional legal and technical review of Chijet’s material contracts, intellectual property and labor matters was conducted. In addition, JWAC engaged AlixPartners, a firm with an expertise in the auto industry to give it access to the report that such firm had prepared for Deep Medicine Acquisition Corp (DMAQ) in its proposed business combination with Chijet. Members of JWAC’s board had several calls with members of AlixPartners to discuss their findings, as well as to ask specific questions relating to its findings in such report. Such due diligence examination of Chijet, in consultation with JWAC’s legal, technical, and financial advisors, indicated to JWAC management that Chijet could assemble the required elements to create a foundation for a potentially very successful vehicle company;

●	Stockholder Liquidity. The obligation in the Business Combination Agreement to have Pubco Ordinary Shares issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, which the Board believes has the potential to offer JWAC stockholders enhanced liquidity following the Business Combination;

●	Management Team Continuity. Chijet’s senior management team including Liu Shengwang, Wang Xiangyin, Fang Jun, Li Na, and Wang Xinjian, intend to remain with the Combined Company in the capacity of officers following the Business Combination, providing beneficial continuity in advancing Chijet’s strategic and growth goals;

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●	Lock-Up. Key Chijet Holders (including its management team) agreed to be subject to lockup provisions of 6 months in respect of their Pubco Ordinary Shares (subject to certain customary exceptions), which would provide important stability to the Combined Company;

●	Valuation Report. On September 30, 2022, JWAC engaged Stanton Park for the benefit of its Board in connection with the consideration by the Board of the Business Combination between JWAC and Chijet pursuant to which JWAC would acquire all or substantially all of the assets and business of Chijet (the “Acquired Business”) in consideration of the issuance of common stock of the surviving company. Stanton Park had previously prepared a fairness report for DMAQ in connection with its proposed acquisition of Chijet. Subject to various agreed procedures, terms, conditions, assumptions, qualifications and limitations, Stanton Park valued the Acquired Business and, at the request of the Board, on October 24, 2022, rendered its formal written opinion, which we refer to as the “Stanton Park Opinion,” that as of that date the price of $1,650,000,000 (rounded) is fair for the shareholders of JWAC. See discussion under “—The Business Combination Proposal: Stanton Park Opinion.” The full text of the opinion is included with this proxy statement/prospectus; All descriptions of and disclosures concerning the Stanton Park Opinion are qualified in their entirety by reference to the specific text of the Stanton Park Opinion, a copy of which is included as Annex D to this proxy statement/prospectus. The included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board;

●	Other Alternatives. The Board believes, after a thorough review of other business combination opportunities reasonably available to JWAC that the proposed Business Combination represents the most promising potential business combination for JWAC and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets. Given the demand for electric and traditional fuel vehicles and Chijet’s proprietary process, customers and customer pipeline, JWAC’s Board believes Chijet offers its stockholders the most potential value when compared to other target candidates; and

●	Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between JWAC and Chijet.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Chijet’s revenues post-closing;

●	Business Plan and Growth Initiatives May Not Be Achieved. The risk that Chijet may not be able to execute on its business plan and realize the potential financial performance presented to JWAC’s management team, or that Chijet’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe. Although JWAC’s board was provided access to Chijet’s investor presentation summarizing the company’s plans for medium and long term growth, as analyzed in the due diligence performed by AlixPartners, those plans were believed to be subject to significant uncertainty due to several factors, including but not limited to fluctuation in global fuel and energy prices, legal and regulatory risks, lack of legal certainty in certain international markets, market access limitations favoring legacy vehicle production enterprises, uncertainties relating to timing and scale of alternative electric vehicle adoption, competition from other vehicle providers, and uncertainty relating to Chijet’s ability to optimize operational efficiency. Additionally, although JWAC’s board received certain preliminary sales estimates, these estimates were prepared by Chijet based upon certain assumptions, and there can be no assurance as to whether such projections will be achieved;

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●	Redemption Risk. The potential that a significant number of JWAC stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the JWAC Certificate of Incorporation, which would potentially make the Business Combination more difficult or impossible to complete;

●	Stockholder Vote. The risk that JWAC’s stockholders may fail to provide the votes necessary to effect the Business Combination;

●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within JWAC’s control;

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

●	Listing Risks. The challenges associated with preparing Chijet, a private entity, for the applicable disclosure and listing requirements to which the Combined Company will be subject as a publicly traded company on the Nasdaq;

●	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

●	Liquidation of JWAC. The risks and costs to JWAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in JWAC being unable to effect a business combination by March 9, 2023 or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate, the termination date under the Business Combination Agreement (the “Outside Date”);

●	Regulatory Risks. The risks to the adoption of Chijet’s technology included, among others, in the section entitled “Government Regulation of Our Business” included elsewhere in this proxy statement/prospectus, which are subject to change;

●	Board and Independent Committees. The risk that the Combined Company’s board of directors post- Closing and independent committees do not possess adequate skills set within the context of the Combined Company operating as a public company;

●	Holders of JWAC Common Stock, and JWAC Rights Receiving a Minority Position in the Combined Company. The risk that JWAC stockholders will hold a minority position in the Combined Company;

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination; and

●	Other Risk Factors. Various other risk factors associated with the business of Chijet, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board.

The Board concluded that the potential benefits expected to be achieved by JWAC and its stockholders resulting from the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Board determined that the Business Combination was advisable, fair to, and in the best interests of, JWAC and its stockholders.

JWAC Special Meeting

JWAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its Board for use at the Special Meeting to be held on                          , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to you on or about   , 2023. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct how your vote shall be cast at the Special Meeting.

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Date, Time and Place of Special Meeting

The Special Meeting will be virtually held at 10:00 a.m. Eastern Time on                        , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. The special meeting can be accessed via live webcast by visiting                         , where you will be able to listen to the meeting live and vote during the meeting.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of JWAC Common Stock as of the close of business on                                2023, which is the Record Date for the Special Meeting. You are entitled to one vote for each share of JWAC Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the date of this proxy statement/prospectus, there were 14,705,000 shares of JWAC Class A Common Stock issued and outstanding, consisting of 13,800,000 public shares of our Class A Common, 629,000 shares of our Class A Common Stock originally sold as part of units to the Sponsor in a Private Placement that occurred simultaneously with the consummation of the JWAC IPO, as well as 276,000 representative shares issued to our Representative. In addition, 3,450,000 founder shares on that date were outstanding which were issued to the Initial Stockholders prior to the JWAC IPO. JWAC does not expect to issue any shares of common stock on or before the Record Date.

Registering for the Special Meeting

Pre-registration for virtual attendance at the Special Meeting is recommended but is not required in order to attend through the following website: https://www.cstproxy.com/[            ].

Any stockholder wishing to attend the virtual meeting should register for the meeting by                           , 2023. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

●	If your shares are registered in your name with American Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to https://www.cstproxy.com/[ ], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

●	Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the special meeting. After contacting American Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact American Stock Transfer & Trust Company at least five (5) business days prior to the meeting date in order to ensure access.

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Quorum and Required Vote for Proposals for the Special Meeting

A quorum of JWAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding and entitled to vote at the Special Meeting is represented in person (including by virtual attendance) or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

Approval of the Business Combination Proposal and the Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding shares of JWAC Common Stock as of the Record Date. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and Charter Amendments Proposal.

The approval of the remaining Proposals (consisting of the Nasdaq Proposal, the Incentive Plan Proposal, the Advisory Charter Amendments Proposal and the Adjournment Proposal) each requires the affirmative vote of a majority of the votes cast by stockholders present in person (including by virtual attendance) or represented by proxy at the Special Meeting. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or the failure of a JWAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee (a “broker non-vote”) will result in that stockholder’s shares not being counted towards the number of shares of JWAC Common Stock required to validly establish a quorum, but if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the the Nasdaq Proposal, the Incentive Plan Proposal, the Advisory Charter Amendments Proposal or the Adjournment Proposal. Abstentions of persons appearing at the Special Meeting likewise will also have no effect on the outcome of these proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals (consisting of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal) are approved at the Special Meeting. The Advisory Charter Amendments Proposals and the Adjournment Proposal are not Condition Precedent Proposals for consummation of the Business Combination, and the Adjournment Proposal does not require the approval of any other proposal to be effective.

It is important for you to note that in the event that the Business Combination Proposal and the other Condition Precedent Proposals do not receive the requisite vote for approval, after taking into account any approved adjournment or postponement, if necessary, then we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

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The Proposals

The Business Combination Proposal

On October 25, 2022, JWAC entered into the Business Combination Agreement by and among JWAC, Pubco, Merger Sub, the Sellers and Chijet.

The Business Combination Agreement provides for the combination of JWAC and Chijet under Pubco, a new holding company, as its direct, wholly-owned subsidiaries. Pursuant to the Business Combination and Business Combination Agreement (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet from the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco, which we refer to as the Share Exchange; and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco. The transactions contemplated by the Business Combination Agreement and the Merger we refer to herein as the “Business Combination.” A copy of the Business Combination Agreement is attached to this proxy statement/ prospectus as Annex A.

Transaction Consideration

Subject to the terms and conditions set forth in the Business Combination Agreement, in connection with the Effective Time of the Business Combination:

(iii)	each of the outstanding shares of JWAC Common Stock will be exchanged for the right to receive one Pubco Ordinary Share (and following such exchange the share of JWAC Common Stock will be cancelled),

(iv)	each outstanding share of JWAC’s Class B Common Stock, according to JWAC’s Certificate of Incorporation, will be converted into one share of JWAC Common Stock, immediately prior to the Effective Time, and exchanged for a Pubco Ordinary Share in accordance with subsection (i) above; and

(iii)	the registered holder of JWAC Rights will be issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights is eligible, and which shall be exchanged for the equivalent number of Pubco Ordinary Shares, in accordance with subsection (i) above; and

(iv)	the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, described below, and all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

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According to the terms of our privately placed warrant to the representative of the underwriters in connection with our initial public offering (the “Representative Warrant”), the Representative Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares.

In addition, according to the terms of GT Warrant granted by Baoya to Greentree, GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares.

In connection with the Earnout, the holders of JWAC Common Stock shall receive a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers) have waived their rights to receive a CVR relating to those privately placed shares.

As JWAC does not have any outstanding shares of preferred stock, and is anticipated to have no outstanding shares of preferred stock at the Effective Time, no exchange of preferred stock is expected to occur at the Effective Time.

For further explanation of the consideration in the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — Transaction Consideration.”

Closing Conditions and Termination Rights

In addition to the approval of the Proposals at the Special Meeting, unless waived by the parties to the Business Combination Agreement, in accordance with applicable law, the Closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among others, receipt of the requisite stockholder approval contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section titled “The Business Combination Proposal — Conditions to Consummation of the Merger.”

The obligations of the parties to consummate the Business Combination are subject to various conditions. Unless waived by Chijet, the obligations of Chijet, Pubco, Merger Sub and the Sellers to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of JWAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to materiality or material adverse effect qualifications); (ii) JWAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) the absence of any material adverse effect with respect to JWAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by Chijet and Pubco of the executed Amended and Restated Registration Rights Agreement by and among JWAC, Pubco, the Sellers and the other parties thereto, amending and restating the Company’s Registration Rights Agreement that was entered into by JWAC at the time of its IPO (the “Founder Registration Rights Agreement”) in order to, among other matters, include Pubco and the Sellers as parties and to make it apply to (A) the Pubco securities to be received in connection with the Merger by JWAC’s stockholders who are parties to the Founder Registration Rights Agreement and (B) to the Exchange Shares delivered to the Sellers at the Closing; (v) receipt by Chijet of the executed contingent value rights agreement relating to the rights of the holder thereof and subject to its terms, in the event that any Earnout Shares (or Earnings thereon) are surrendered by the Earnout Participants, from Pubco a pro rata portion of the CVR Property as defined in such agreement (“CVR Agreement”) in form and substance reasonably satisfactory to Chijet, duly executed by Pubco and the CVR Rights Agent, and an executed copy of the related escrow agreement; (vi) the election or appointment of members to Pubco’s post-Closing board of the four directors designated by Chijet pursuant to the Business Combination Agreement; and (vii) JWAC having upon the Closing cash and cash equivalents (including funds remaining in the Trust Account after completion and payment of the Redemption and the proceeds of any private placement financing), net of JWAC’s unpaid expenses and liabilities, at least equal to $10,000,000.

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Further, unless waived by JWAC, satisfaction of certain Closing conditions, in addition to customary certificates and other closing deliveries, include: (i) the representations and warranties of Chijet, Pubco and the Sellers being true and correct as of the date of the Business Combination Agreement and its Closing (subject to materiality or material adverse effect qualifications); (ii) Chijet, Pubco, Merger Sub and the Sellers having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any material adverse effect with respect to Chijet or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by JWAC of employment agreements, effective as of the Closing, in form and substance acceptable to JWAC and Chijet, between certain persons and Chijet or a Chijet affiliate, as applicable, duly executed by the parties thereto; (v) receipt by JWAC of the Amended and Restated Registration Rights Agreement, duly executed by Pubco and the Sellers party thereto; (vi) receipt by JWAC of the CVR Agreement and related escrow agreement; (vii) receipt by JWAC of the evidence of the termination of any outstanding options, warrants or other convertible securities of Chijet (if any); (viii) receipt by JWAC of share certificates and other documents evidencing the transfer of the purchased shares to Pubco; (ix) receipt by JWAC of reasonably acceptable evidence of the termination of certain Chijet group related party contracts; (x) receipt by JWAC of copies of lock-up agreements, effective as of the Closing, in the form attached to the Business Combination Agreement, duly executed by Pubco and certain Sellers; (xi) receipt by JWAC of non-competition agreements, effective as of the Closing, in form and substance acceptable to JWAC and Chijet among Pubco, Chijet and certain Sellers, duly executed by the parties thereto; and (xii) the election or appointment of members to Pubco’s post-Closing board of the two directors designated by JWAC.

For more information about the closing conditions to the Business Combination, see the section titled “The Business Combination Proposal — Conditions to Consummation of the Merger.”

Termination Rights

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon the mutual agreement of Chijet and JWAC, or by Chijet or JWAC acting alone, in specified circumstances.

The Business Combination Agreement may be terminated at any time prior to the Closing by either JWAC or Chijet if the Closing has not occurred on or prior to March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate). However, a party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party (or with respect to Chijet, by the Sellers, Pubco or Merger Sub).

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances prior the Closing, including, among other reasons: (i) by mutual written consent of JWAC and Chijet; (ii) by either JWAC or Chijet if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable; (iii) by Chijet for JWAC’s uncured breach of the Business Combination Agreement, if the breach by JWAC causing any of JWAC’s representations, covenants or agreements to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or March 9, 2023); (iv) by JWAC for the uncured breach of the Business Combination Agreement by Chijet, Pubco, Merger Sub or any Seller, if the breach by such party causing any of such party’s representations, covenants or agreements to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or March 9, 2023); (v) by JWAC if there has been a Material Adverse Effect (as defined in the Business Combination Agreement) with respect to Chijet or Pubco since the date of the Business Combination Agreement which is uncured and continuing; or (vi) by either JWAC or Chijet if the Business Combination Proposal is not approved at the Special Meeting.

For more information about the termination rights under the Business Combination Agreement, see the section titled “The Business Combination Proposal—Business Combination Agreement—Termination.”

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The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

The Charter Amendments Proposal

Assuming the Business Combination Proposal is approved, in connection with the Business Combination, JWAC is proposing that its stockholders approve amendments to the Proposed Charter for the following:

(a)	a single class of ordinary shares with authorized shares;

(b)	authorized preferred shares; and

(c)	establishing that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will not be divided into classes (with the number of directors of the Pubco Board being initially fixed at seven, as discussed under “The Business Combination Proposal—Appointments of Directors”).

Advisory Charter Amendments Proposals

Assuming the Business Combination Proposal and other Condition Precedent Proposals are approved, JWAC’s stockholders are also being asked to approve the Advisory Charter Amendments Proposals in connection with the Proposed Charter. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

A summary of these provisions is set forth in the “Advisory Charter Amendments Proposals (Proposal 3)” section of this proxy statement/prospectus and a complete copy of these provisions is attached hereto as Annex B. You are encouraged to read them in their entirety.

The Nasdaq Proposal

JWAC is asking its stockholders to consider and vote on a proposal to approve, for the purposes of complying with Nasdaq Listing Rule 5635, the issuance, pursuant to the Business Combination Agreement, of up to _________ Pubco Ordinary Shares to Chijet Holders and JWAC stockholders upon the Closing.

The Incentive Plan Proposal

JWAC is asking its stockholders to approve the Incentive Plan, including the authorization of the share reserve under the Incentive Plan equal to five percent (5%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, which will become effective upon the Closing of the Business Combination. The Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, stock units, stock appreciation rights, restricted stock awards, other stock-based awards and cash-based awards. Incentive stock options (“ISOs”) may be granted only to Pubco’s employees, including officers, and the employees of Pubco’s subsidiaries. All other stock awards may be granted to Pubco’s employees, officers, Pubco’s non-employee directors, and consultants and the employees and consultants of Pubco’s subsidiaries and affiliates.

A summary of the Incentive Plan is set forth in the “Incentive Plan Proposal” section of this proxy statement/prospectus and a complete copy of the Incentive Plan is attached hereto as Annex C.

The Adjournment Proposal

JWAC is proposing that its stockholders approve and adopt a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if JWAC is unable to consummate the Business Combination for any reason.

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Stanton Park Opinion

On October 9, 2022, JWAC engaged Stanton Park to serve as an independent financial advisor for the benefit of the Board in connection with the consideration by the Board of the Business Combination between JWAC and Chijet pursuant to which JWAC would acquire all or substantially all of the assets and business of Chijet (the “Acquired Business”) in consideration of the issuance of common stock of the surviving company.

Subject to various agreed procedures, terms, conditions, assumptions, qualifications and limitations, Stanton Park valued the Acquired Business and, at the request of the Board, on October 24, 2022, rendered its formal written opinion, which we refer to as the “Stanton Park Opinion,” that as of that date the Transaction Consideration to be paid to the equity holders of Chijet in the Business Combination for the Acquired Business was fair to JWAC and its shareholders from a financial point of view. See discussion under “—The Business Combination Proposal: Stanton Park Opinion.”

The full text of the opinion is included with this proxy statement/prospectus. All descriptions of and disclosures concerning the Stanton Park Opinion are qualified in their entirety by reference to the specific text of the Stanton Park Opinion, a copy of which is included as Annex D to this proxy statement/prospectus. The included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board.

Recommendation to JWAC Stockholders

After careful consideration, our Board has concluded that the Business Combination is in the best interests of JWAC’s stockholders. Our directors believe that the proposals being presented at the Special Meeting are in the best interests of JWAC’s stockholders, and they recommend that JWAC’s stockholders vote FOR each of the proposals.

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of JWAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, JWAC’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “—Interests of JWAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Interests of JWAC’s Directors and Officers in the Business Combination

When you consider the recommendation of our Board in favor of the proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), then JWAC will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

●	Our Sponsor paid an aggregate of $50,000 for the founder shares, or approximately $0.017 per founder share. As a result, our Sponsor, its affiliates and our management team and advisors could make a substantial profit if the Business Combination is consummated. On the other hand, if the Business Combination is not consummated, such founder shares will be worthless.

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●	Our Sponsor has agreed to purchase an aggregate of 425,000 units (or 470,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $4,250,000 (or 4,700,000 if the over-allotment option is exercised in full), and I-Bankers has agreed to purchase an aggregate of 90,000 units at a price of $10.00 per unit, for an aggregate purchase price of $900,000, that will also be worthless if the Business Combination is not consummated.

●	Within 10 days following the Business Combination, if it is approved and consummated, the Company will issue to our officers and directors an aggregate of 300,000 shares of JWAC Common Stock, with the same lock-up restrictions and registration rights as the founder shares

●	Our Sponsor has agreed to waive its redemption rights with respect to any founder shares, any private placement shares and any public shares held in connection with the consummation of our initial business combination. Additionally, our Sponsor has agreed to waive its redemption rights with respect to any founder shares or private placement shares held by it if we fail to consummate the Business Combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the Trust Account will be used to fund the redemption of our public shares, and the private placement rights (and the underlying securities) will expire worthless. Subject to certain limited exceptions, our sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private units will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination.

These interests may influence our directors in making their recommendation that you vote in favor of the Business Combination.

Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes and the other documents referred to herein, for a discussion of factors, including the risks to holders of JWAC Common Stock who do not redeem in connection with the Special Meeting, you should consider carefully before making an investment decision.

Accounting Treatment for the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, Pubco will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Chijet members expecting to have a majority of the voting power of the Combined Company, Chijet comprising the ongoing operations of the Combined Entity, Chijet comprising a majority of the governing body of the Combined Company, and Chijet’s senior management comprising the senior management of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Chijet issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Chijet.

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U.S. Federal Income Tax Considerations

For a discussion summarizing certain U.S. federal income tax considerations in connection with the Business Combination, please see section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus.

Regulatory Matters

Neither JWAC nor Chijet is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

JWAC Appraisal Rights

Under the DGCL, there are no appraisal rights available to holders of shares of JWAC Common Stock or JWAC Rights in connection with the Business Combination.

Redemption Rights

In connection with the Business Combination, holders of JWAC Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the JWAC Certificate of Incorporation. As of September 30, 2022, the pro rata portion of the funds available in the Trust Account for the public shares was approximately $10.157 per share (net of taxes payable). JWAC anticipates the per share redemption price will be approximately $10.157 (net of taxes payable) at the closing of the Business Combination, which is anticipated to occur during the first half of 2023. If a holder exercises its redemption rights, then such holder will be exchanging its shares of JWAC Common Stock for cash and will no longer own shares of JWAC Common Stock and will not participate as a future stockholder of Pubco. Our public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of common stock for cash. This means that public stockholders who hold shares of JWAC Common Stock on or before                              , 2023 (two (2) business days before the Special Meeting) will be eligible to elect to have their shares of JWAC Common Stock redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Special Meeting. To redeem their shares of JWAC Common Stock for cash, holders of JWAC Common Stock can demand JWAC to convert their public shares into cash and tender their shares to JWAC’s transfer agent in accordance with the procedures described herein. See the section entitled “Special Meeting of JWAC Stockholders – Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals (consisting of the Business Combination Proposal, the Charter Amendments Proposals, the Nasdaq Proposal and the Incentive Plan Proposal) are approved at the Special Meeting. The Advisory Charter Amendments Proposals and the Adjournment Proposal in each case is not conditioned on the approval of any other proposal set forth in this proxy statement/ prospectus.

Directors and Officers of Pubco following the Business Combination

Upon the Closing, Pubco’s board of directors will consist of seven directors, including two directors designated by JWAC. Chijet will have the right to appoint the remaining members of the seven-member board of directors. At least four directors are required to be independent directors under Nasdaq rules. Upon the Closing, Pubco’s board of directors will not be divided into classes.

Pubco’s directors and executive officers upon consummation of the Business Combination, and their ages, as of the date of this proxy statement/prospectus, will be as follows:

Name Executive Officers and Directors	Age	Position

Mu Hongwei	51	Chief Executive Officer, Founder and Director
Zhang Jiannong	58	Founder and Director
Wu Lichun	59	Founder and Director
Wang Qingjun	57	Founder and Advisory Board Member
Liu Shengwang	60	Chief Financial Officer
Wang Xiangyin	59	Chief Operating Officer
Fang Jun	51	Chief Commercial Officer
Li Na	41	Senior Vice President
Wang Xinjian	38	Secretary of the Board
Non-Employee Directors
Simon Pang	66	Director
Wen Li	56	Director
John Chiang	60	Director
Ying Liu	47	Director

Chijet has designated Mu Hongwei, Zhang Jiannong, Wu Lichun, Simon Pang, Wen Li, John Chiang and JWAC has appointed Wu Lichun and Ying Liu to serve on the board of directors of Pubco. For more information on the new directors and management of Pubco, see “Management of Pubco After the Business Combination.”

Quotation of Pubco Securities

It is anticipated that Pubco Ordinary Shares will be traded on the Nasdaq Capital Market under the symbol “CJET” following the closing of the Business Combination.

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SELECTED HISTORICAL FINANCIAL INFORMATION OF CHIJET

The following tables present selected historical financial data for Chijet. Chijet derived the selected statements of operations data for the fiscal years ended December 31, 2021 and 2020, and the balance sheets data as of December 31, 2021 and 2020, from its audited consolidated financial statements that are included elsewhere in this proxy statement/ prospectus. Chijet derived the selected statements of operations data for the six months ended June 30, 2022 and 2021, and the balance sheet data as of June 30, 2022, from its unaudited condensed consolidated financial statements that are included elsewhere in this proxy statement/ prospectus. Chijet’s historical results are not necessarily indicative of the results that may be expected in any future period. All amounts are in thousands of dollars, except per share data.

You should read this information together with Chijet’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and the section titled “Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Statements of Operations

(Amounts in thousands of US$ except for number of shares and per share data, or otherwise noted)

	For years ended		For six months ended
Consolidated Statements of Operations Data:	December 31, 2021	December 31, 2020	June 30, 2022	June 30, 2021
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	$22,303	$26,515	$9,751	$10,567
Cost of revenues	(56,210)	(53,034)	(10,018)	(21,687)
Cost of revenues - idle capacity	(23,342)	(38,918)	(20,668)	(12,379)
Gross loss	(57,249)	(65,437)	(20,935)	(23,499)
Operating expenses	71,915	40,657	36,763	28,953
Loss from operation	(129,164)	(106,094)	(57,698)	(52,452)

Other income, net	66,612	47,628	9,441	60,754

Net (loss) income	$(62,552)	$(58,466)	$(48,257)	$8,302
Net loss attributed to non-controlling interest	$(32,642)	$(29,357)	$(16,046)	$(8,766)
Net (loss) income attributed to Chijet	$(29,910)	$(29,109)	$(32,211)	$17,068

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.11)	$(0.11)	$(0.12)	$0.06

Basic and diluted weighted average ordinary shares	266,102,827	266,102,827	266,102,827	266,102,827

Consolidated Cash Flow Data:
(in thousands of US$)

Net cash (used in) provided by operating activities	$(22,374)	$(142,984)	$51,201	$(9,526)
Net cash (used in) provided by investing activities	$(1,071)	$34,373	$(763)	$-
Net cash (used in) financing activities	$(44,611)	$(31,149)	$-	$-

	For years ended		For six months ended
Consolidated Statements of comprehensive income (loss) data:	December 31, 2021	December 31, 2020	June 30, 2022	June 30, 2021
(in thousands of US$)	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Net loss	$(62,552)	$(58,466)	$(48,257)	$8,302

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	(888)	-	(64)	(2)
Foreign currency adjustments	3,811	12,413	(4,492)	2,031

Comprehensive income (loss)	(59,629)	(46,053)	(52,813)	10,331

Net comprehensive loss attributed to non-controlling interest	(32,017)	(25,373)	(16,857)	(8,181)

Comprehensive income (loss) attributable to Chijet	$(27,612)	$(20,680)	$(35,956)	$18,512

	As of	As of	As of
Consolidated Balance Sheets Data:	June 30, 2022	December 31, 2021	December 31, 2020
(in thousands of US$)	(Unaudited)	(Audited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$77,322	$23,188	$41,198
Restricted cash	12,483	19,952	67,995
Short term investments	149	-	-
Accounts and notes receivable, net	101	11	625
Accounts and notes receivable from Related parties, net	1,116	408	4,041
Inventory	21,395	31,194	25,654
Amounts due from related parties	67,595	76,368	140,344
Other current assets	19,284	28,939	15,168
Total non-current assets	525,394	629,093	658,276
Total assets	$724,839	$809,153	$953,301

Total current liabilities	$347,537	$367,398	$246,970
Total non-current liabilities	308,389	329,720	534,667
Chijet’s stockholders’ (deficit) equity	(34,538)	(8,273)	19,339
Non-controlling interest	103,451	120,308	152,325

Total liabilities and stockholders’ equity	$724,839	$809,153	$953,301

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SELECTED HISTORICAL FINANCIAL INFORMATION OF JWAC

The following tables set forth selected historical financial information derived from JWAC’s audited financial statements included elsewhere in this proxy statement/prospectus, as of September 30, 2021, and for the Period from September 14, 2021 (inception) through September 30, 2021, respectively. The selected historical operations data for the nine months ended June 30, 2022, and the selected historical balance sheet data as of June 30, 2022 are derived from JWAC’s unaudited financial statements appearing elsewhere in this proxy statement/prospectus. The JWAC’s unaudited interim financial statements were prepared on the same basis as its audited financial statements.

This information is only a summary and should be read in conjunction with JWAC’s financial statements and related notes and the sections entitled “JWAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. All amounts are in thousands of dollars, except per share data.

	For the Period from September 14, 2021 (inception) through September 30, 2021	For the Nine months Ended June 30, 2022
	(Audited)	(Unaudited)
Statement of Operations Data:
(in thousands of US$, except per share data)

Loss from operation	$(21)	$(655)
Unrealized (loss) gain from the trust account	-	178

Net (loss)	$(21)	$(477)

Net (loss) per share
Basic and diluted - Class A	$(0.00)	$(0.02)
Basic and diluted - Class B	$(0.01)	$(0.05)

Weighted average number of shares
Basic and diluted - Class A	-	10,934,487
Basic and diluted - Class B	2,500,000	3,450,000

Cash Flow Data:
(in thousands of US$)

Net cash (used in) operating activities	$(59)	$(849)
Net cash (used in) investing activities	$-	$(139,380)
Net cash provided by financing activities	$422	$140,762

	September 30, 2021	June 30, 2022
	(Audited)	(Unaudited)
Balance Sheet Data:
(in thousands of US$)

Cash and cash equivalents	$363	$896
Prepaid Expense	38	249
Government securities held in Trust Account	-	139,558
TOTAL ASSETS	$401	$140,703

Total current liabilities	$-	$4,847
Total non-current liabilities	372	-
Common stock subject to redemption	-	139,380
Total stockholders’ (deficit) equity	29	(3,524)
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$401	$140,703

62

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

Introduction

Pubco and JWAC are providing the following unaudited pro forma condensed consolidated combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed consolidated combined financial statements give effect to the Merger and other events contemplated by the Business Combination as described in this proxy statement/prospectus. The unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2022 combines the historical unaudited condensed consolidated balance sheet of Chijet as of June 30, 2022 with the historical unaudited condensed balance sheet of Jupiter Wellness Acquisition Corp. as of June 30, 2022, giving effect to the transactions as if they had occurred as of that date. The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2022 combines the historical unaudited condensed consolidated statement of operations of Chijet for the six months ended June 30, 2022 and the historical unaudited condensed statement of operations of Jupiter Wellness Acquisition Corp. for the six months ended June 30, 2022, giving effect to the transactions as if they had occurred as of the earliest period present. The unaudited pro forma condensed consolidated combined statement of operations for the period ended December 31, 2021 combines the historical audited consolidated statement of operations of Chijet for the year ended December 31, 2021, with the historical unaudited statement of operations of Jupiter Wellness Acquisition Corp. for the period from September 14, 2021 (inception) through December 31, 2021, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination had been consummated on the beginning of the earliest period presented.

The unaudited pro forma condensed consolidated combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what the Combined Company’s condensed financial position or results of operations actually would have been had the Business Combination been consummated prior to June 30, 2022, nor are they necessarily indicative of future results of operations. In addition, the unaudited pro forma condensed consolidated combined financial statements do not purport to project the future financial position or operating results of the Combined Company.

The unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2022 has been prepared using the following:

●	unaudited historical condensed balance sheet of Jupiter Wellness Acquisition Corp. as of June 30, 2022;

●	unaudited historical consolidated financial statements of Chijet Inc. June 30, 2022.

The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2022 has been prepared using the following:

●	unaudited historical statement of operations of Jupiter Wellness Acquisition Corp for the six months ended June 30, 2022 (not included elsewhere in this proxy statement/ prospectus);

●	unaudited historical consolidated statement of operations of Chijet Inc. for the six months ended June 30, 2022.

The unaudited pro forma condensed consolidated combined statements of operations for the period ended December 31, 2021 has been prepared using the following:

●	unaudited historical statement of operations of Jupiter Wellness Acquisition Corp for the period from September 14, 2021 (inception) through December 31, 2021 (not included elsewhere in this proxy statement/ prospectus);

●	Audited historical consolidated statement of operations of Chijet Inc. for the year ended December 31, 2021.

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This information should be read together with Chijet’s and JWAC’s respective unaudited and audited financial statements and related notes, “Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “JWAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transaction

On October 25, 2022, JWAC entered into the Business Combination Agreement with Chijet, Pubco, Merger Sub and the Sellers (JWAC, together with Pubco, shall be referred to as “JWAC” in these unaudited pro forma condensed consolidated combined financial statements).

Subject to the terms and conditions set forth in the Business Combination Agreement at its Effective Time:

(a)	all of the outstanding Chijet Ordinary Shares will be exchanged for the right to receive Pubco Ordinary Shares;

(b)	all of the outstanding shares of JWAC Class B Common Stock will automatically be exchanged for JWAC Common Stock immediately prior to the Effective Time;

(c)	all of the outstanding JWAC Rights will be automatically exercised into JWAC Common Stock immediately prior to the Effective Time; and

(d)	all of the outstanding shares of JWAC Common Stock will be exchanged for the right to receive Pubco Ordinary Shares, and thereafter such JWAC Common Stock will be cancelled.

The amount of JWAC Rights held by each Rights Holder will be rounded up to the nearest whole share of JWAC Common Stock and this stock shall be exchanged for Pubco Ordinary Shares at the Effective Time. The Representative Warrant held by the Representative shall be exchanged for a substantially equivalent warrant exercisable to purchase Pubco Ordinary Shares. GT Warrant held by Greentree shall be exchanged for a substantially equivalent warrant exercisable to purchase Pubco Ordinary Shares.

As JWAC does not have any outstanding shares of preferred stock, and is anticipated to have no outstanding shares of preferred stock at the Effective Time, no exchange of preferred stock is expected to occur at the Effective Time.

The amount of Pubco Ordinary Shares that the Chijet Holders and our security holders described above receive in the Business Combination depends on the redemption price of JWAC Common Stock in the redemption described in this proxy statement/prospectus, which per share price determines the value of one share of Pubco Ordinary Shares under the terms of the Business Combination Agreement, for purposes of determining the consideration to be received by Chijet Holders and our security holders in the Business Combination.

The Chijet Holders will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Chijet Holders having an earnout which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674,000,000) based on certain post-Closing financial performance and stock price metrics of Pubco, described below, and all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

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The Earnout is not given effect in this Presentation.

The issuance of an amount of Pubco Ordinary Shares to certain Chijet Holders who are earnout participants, and who we refer to as the Earnout Participants, is subject to an Earnout equal in value to Six Hundred and Seventy Four Million U.S. Dollars ($674,000,000), with each of such shares being valued at the redemption price (such Pubco ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof), and which we refer to as the Earnout Shares. The Earnout Shares shall be issued and registered by Pubco in the name of the Earnout Participants, but shall be subject to potential surrender and cancellation as provided in the Business Combination Agreement. Additionally, (i) all earnings, such as dividends or distributions, related to such Earnout Shares shall be held in a segregated escrow account (the “Escrow Account”), and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the earnings thereon) (the “Earnout Transfer Restrictions”). Otherwise, the Earnout Shares shall have the same rights as the Pubco Ordinary Shares. Each of the Earnout Participants agrees that the Earnout Shares shall, at such time as more fully set out below, no longer be subject to potential cancellation and become free of the Earnout Transfer Restrictions, and that each of the Earnout Participants shall have the contingent right to receive a pro rata portion of the earnings (such pro rata allocation based on the number of Purchased Shares owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants). The Earnout Shares will cease to have any restrictions based on either meeting the criteria relating to (i) consolidated gross revenue or (ii) closing price of Pubco Ordinary Shares, and will vest in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings thereon (as defined in the Business Combination Agreement), as described as follows:

(i)	The first tranche shall (i) vest based on gross revenues of Pubco and the Target Companies (including the period prior to Closing) as set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 that exceed the gross revenue milestones specified in the Business Combination Agreement, or alternatively (ii) vest if the Pubco Ordinary Shares on the applicable Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Pubco files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023.
(ii)	The second tranche will likewise either (i) vest based on gross revenues set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 that exceed the gross revenue milestones specified in the Business Combination Agreement; or (ii) based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024.
(iii)	Any remaining Earnout Shares not vested in the first or second tranches are eligible either to (i) vest based on gross revenues set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 that exceed the gross revenue milestones specified in the Business Combination Agreement; or (ii) vest based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025.

The Transaction Consideration will be paid in the form of a number Pubco Ordinary Shares (the “Consideration Shares”), valued at the applicable redemption price (the “Closing Share Price”).

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Jupiter Wellness Acquisition Corp. will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Chijet Holders expecting to have a majority of the voting power of the Combined Company, Chijet comprising the ongoing operations of the Combined Entity, Chijet comprising a majority of the governing body of the Combined Company, and Chijet’s senior management comprising the senior management of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Chijet issuing stock for the net assets of Jupiter Wellness Acquisition Corp., accompanied by a recapitalization. The net assets of Jupiter Wellness Acquisition Corp. will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Chijet.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/ or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the Combined Company. The adjustments presented on the unaudited pro forma condensed consolidated combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

65

The unaudited pro forma condensed consolidated combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed consolidated combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. Chijet and Jupiter Wellness Acquisition Corp. have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma condensed consolidated combined financial statements.

The unaudited pro forma condensed consolidated combined financial information has been prepared assuming that (1) $140,173,416, the balance of Trust Account as of September 30, 2022, were available to fund expenses in connection with the business combination and to fund future cash needs of the Combined Company, and (2) three alternative levels of redemption into cash of the JWAC Common Stock:

●	Scenario 1 – Assuming no redemptions for cash: This presentation assumes that no public stockholders exercise redemption rights with respect to their JWAC Common Stock upon consummation of the Merger.

●	Scenario 2 – Assuming redemptions of 6,900,000 shares, or 50% of the public shares for cash: This presentation assumes that 50% of Jupiter Wellness Acquisition Corp. stockholders exercise redemption rights with respect to 6,900,000 shares of JWAC Common Stock upon consummation of the Merger, at a redemption price of $10.157 per share; and

●	Scenario 3 – Assuming redemptions of 12,175,583 shares, or 88% of the public shares for cash: This presentation assumes that public stockholders exercise their redemption rights with respect to a maximum of 12,175,583 shares of JWAC Common Stock upon consummation of the Merger at a redemption price of approximately $10.157 per share. The maximum redemption amount is derived so that there is a minimum $6,500,000 of cash remaining in the Trust Account to pay for transaction expenses, after giving effect to the payments to redeeming stockholders and giving effect to the minimum cash required to close the Business Combination.

According to the Business Combination Agreement there is a minimum cash requirement to close the Business Combination of Jupiter Wellness Acquisition Corp. having cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of redemptions in connection with the Business Combination) and the proceeds of any PIPE investment (as defined in the Business Combination Agreement), net of Jupiter Wellness Acquisition Corp.’s unpaid transaction expenses or liabilities, at least equal to Ten Million U.S. Dollars ($10,000,000).

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed consolidated combined financial statements are 157,519,170 Pubco Ordinary Shares to be issued to Chijet Holders. The number of shares to be issued is subject to adjustment as provided in the Business Combination Agreement. In addition, certain expenses of Chijet may be paid with proceeds from the Trust Account, which would reduce the shares issuable to Chijet Holders at the Closing of the Business Combination.

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The following table presents share information based on the various redemption scenarios.

(in thousands)	Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions

JWAC public stockholders	13,800	7.8%	6,900	4.1%	1,624	1.0%
Shares of JWAC public stockholders issuable upon conversion of JWAC Rights at closing	1,725	1.0%	862	0.5%	203	0.1%
JWAC Sponsor and its permitted transferees and directors and officers	3,943	2.2%	3,943	2.3%	3,943	2.4%
Shares of JWAC Sponsor and its permitted transferees and directors and officers	-	0.0%	-	0.0%	-	0.0%
issuable upon conversion of JWAC Rights at closing	62	0.0%	62	0.0%	62	0.0%
I-Bankers’ private placement shares	136	0.1%	136	0.1%	136	0.1%
Shares of I-Bankers issuable upon conversion of JWAC Rights at closing	17	0.0%	17	0.0%	17	0.0%
I-Bankers representative shares	276	0.1%	276	0.2%	276	0.2%
Chijet Holders (1) (2)	157,519	88.8%	157,519	92.8%	157,519	96.2%
Total Shares at closing	177,478	100.0%	169,715	100.0%	163,780	100.0%

(1)	The number of Pubco Ordinary Shares to be held by Chijet Holders in the no redemption scenario includes 157,519,170 shares to be issued to the Sellers for all issued and outstanding Chijet Ordinary Shares at closing of the Business Combination.

(2)	If the actual facts are different than these assumptions, the ownership percentage retained by the holders of JWAC Common Stock in Pubco will be different from the above-stated ownership percentage.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our public shares.

In addition, the following table illustrates varying ownership levels in Pubco Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders, on a fully diluted basis, showing full exercise and conversion of all securities expected to be outstanding as of the Closing of the Business Combination, including (i) Representative Warrant, (ii) GT Warrant, and (iii) any outstanding securities of Pubco and Chijet:

Additional Dilution Sources (1) (in thousands)	Assuming No Redemption	% of Total (2)	Assuming 50% Redemption (3)	% of Total (2)	Assuming Maximum Redemptions (4)	% of Total (2)

JWAC officer and director’s shares (5)	300	0.2%	300	0.2%	300	0.2%
Shares issuable to Greentree (6)	200	0.1%	200	0.1%	200	0.1%
Shares underlying Representative Warrant (7)	414	0.2%	414	0.2%	414	0.2%
GT warrant (8)	5,000	2.7%	5,000	2.8%	5,000	3.0%

(1)	All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(2)	The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative no redemption scenario, the Percentage of Total with respect to the Pubco Ordinary Shares underlying the Representative Warrant would be calculated as follows: (a) 414,000 shares issued pursuant to the Representative Warrant; divided by (b) (i) 177,477,795 shares (the number of shares outstanding prior to any issuance pursuant to the shares underlying Representative Warrant and GT Warrant) plus (ii) 414,000 shares issued pursuant to the shares underlying the Representative Warrant and (iii) 5,000,000 shares issued pursuant to the shares underlying GT Warrant.

(3)	Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 6,900,000 shares).

(4)	Assumes that approximately 87% of Jupiter Wellness Acquisition Corp.’s outstanding public shares are redeemed in connection with the Business Combination, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Business Combination Agreement.

(5)	Assumes issuance of 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares.

(6)	Assumes issuance of the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree.

(7)	Assumes exercise of all Representative Warrant to purchase 414,000 shares of JWAC Common Stock.

(8)	Assumes exercise of all GT Warrant to purchase 5,000,000 shares of JWAC Common Stock.

The ownership percentage set forth above with respect to Pubco includes the shares issuable to the Chijet Holders, and assumes Rights Holders have exercised all of their JWAC Rights, and assumes exercise of the Representative Warrant, GT Warrant, and the earnout shares which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674,000,000) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the BCA. but does not take into account (i) any shares reserved for issuance under the Incentive Plan, (ii) the issuance of any shares relating to any additional private placement units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to Jupiter Wellness Acquisition Corp., (iii) any adjustments to the Transaction Consideration payable to the Chijet Holders pursuant to terms set forth in the Business Combination Agreement, (iv) the 300,000 shares of JWAC Common Stock issuable to Jupiter Wellness Acquisition Corp.’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, (v) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree. See “Unaudited Pro Forma Condensed consolidated Combined Financial Information” for further information.

The level of redemptions will also impact the effective deferred underwriting fee per share of our public shares incurred in connection with the IPO and payable upon the completion of the Business Combination. Jupiter Wellness Acquisition Corp. incurred $4,830,000 in deferred underwriting fees. Assuming no exercise of the Representative Warrants but exercise of the JWAC Rights, in a no redemption scenario, the effective deferred underwriting fee would be approximately $0.35 per public share on a pro forma basis (or 3.5% of the value of shares assuming a trading price of $10.00 per public share). In a medium redemption scenario in which 50% of the shares assumed to be redeemed in connection with the Business Combination, the effective deferred underwriting fee would be approximately $0.70 per public share on a pro forma basis (or 7.0% of the value of shares assuming a trading price of $10.00 per share). In the maximum redemption scenario, the effective deferred underwriting fee would be approximately $2.97 per public share on a pro forma basis (or 29.7% of the value of shares assuming a trading price of $10.00 per share).

67

Pro Forma Condensed Combined Consolidated Balance Sheet as of June 30, 2022

(Unaudited)

(Amounts in thousands of US$, except for per share data)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No			Assuming 50%			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash			Redemptions into Cash
		Jupiter Wellness	Transaction		Pro	Additional Transaction		Pro	Additional Transaction		Pro
	Chijet Inc. (Consolidated)	Acquisition Corp.	Accounting adjustments		Forma Combined	Accounting adjustments		Forma Combined	Accounting adjustments		Forma Combined

ASSETS

Current assets:
Cash and cash equivalents	$77,322	$896	$132,673	(A)	$210,891	$(70,087)	(J)	$140,804	$(53,586)	(K)	$87,218
Restricted cash	12,483	-	-		12,483	-		12,483	-		12,483
Short term investments	149	-	-		149	-		149	-		149
Accounts and notes receivable, net	101	-	-		101	-		101	-		101
Accounts and notes receivable from related parties, net	1,116	-	-		1,116	-		1,116	-		1,116
Inventory	21,395	-	-		21,395	-		21,395	-		21,395
Amounts due from related parties	67,595	-	-		67,595	-		67,595	-		67,595
Other current assets and prepaids	19,284	249	-		19,533	-		19,533	-		19,533
Cash and marketable securities held in Trust Account		139,558	(139,558)	(B)	-	-		-	-		-

Total current assets	199,445	140,703	(6,885)		333,263	(70,087)		263,176	(53,586)		209,590

Property, plant and equipment, net	240,590	-	-		240,590	-		240,590	-		240,590
Intangible assets, net	135,202	-	-		135,202	-		135,202	-		135,202
Land use right, net	140,070	-	-		140,070	-		140,070	-		140,070
Long term investments	4,480	-	-		4,480	-		4,480	-		4,480
Goodwill	2,857	-	-		2,857	-		2,857	-		2,857
Other assets	2,195	-	-		2,195	-		2,195	-		2,195

TOTAL ASSETS	$724,839	$140,703	$(6,885)		$858,657	$(70,087)		$788,570	$(53,586)		$734,984

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts and notes payable	$30,409	$-	$-		$30,409	$-		$30,409	$-		$30,409
Accounts and notes payable to related parties	58,186	-	-		58,186	-		58,186	-		58,186
Amounts due to related parties	103,704	14	-		103,718	-		103,718	-		103,718
Contract liabilities	3,633	-	-		3,633	-		3,633	-		3,633
Contract liabilities to related parties	1,014	-	-		1,014	-		1,014	-		1,014
Long-term payables, current	103,729	-	-		103,729	-		103,729	-		103,729
Right-of-use liabilities	1,742	-	-		1,742	-		1,742	-		1,742
Accruals and other current liabilities	45,120	3	1,000	(C)	46,123	-		46,123	-		46,123
Deferred underwriting fee	-	4,830	(4,830)	(D)	-	-		-	-		-

Total current liabilities	347,537	4,847	(3,830)		348,554	-		348,554	-		348,554

Non-current liabilities:
Accrued post-employment and termination benefits	56,460	-	-		56,460	-		56,460	-		56,460
Amounts due to related parties, non-current	244,513	-	-		244,513	-		244,513	-		244,513
Other liabilities	7,416	-	-		7,416	-		7,416	-		7,416

Total liabilities	655,926	4,847	(3,830)		656,943	-		656,943	-		656,943

COMMITMENTS AND CONTINGENCIES
Common stock subject to possible redemption, 13,800,000 shares at $10.10 per share	-	139,380	(139,380)	(E)	-			-			-

STOCKHOLDERS’ (DEFICIT) EQUITY

Preferred stock	-	-	-		-			-			-
Class A Common stock	27	-	(10)	(F)	17	(1)	(J)	16	-	(K)	16
Class B Common stock		-	-	(G)	-	-		-	-		-

Additional paid in capital	150,517	-	133,817	(H)	284,334	(70,086)	(J)	214,248	(53,586)	(K)	160,662

Accumulated other comprehensive income	9,268	-	-		9,268	-		9,268	-		9,268
Accumulated deficit	(194,350)	(3,524)	2,518	(I)	(195,356)	-		(195,356)	-		(195,356)
Non-controlling interest	103,451	-	-		103,451	-		103,451	-		103,451

Total stockholders’ (deficit) equity	68,913	(3,524)	136,325		201,714	(70,087)		131,627	(53,586)		78,041

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$724,839	$140,703	$(6,885)		$858,657	$(70,087)		$788,570	$(53,586)		$734,984

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Pro Forma Condensed Combined Consolidated Statement of Operations

For the Six Months Ended June 30, 2022

(Unaudited)

(Amounts in thousands of US$, except for per share data)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No			Assuming 50%			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash			Redemptions into Cash
		Jupiter Wellness	Transaction		Pro	Additional Transaction		Pro	Additional Transaction	Pro
	Chijet Inc. (Consolidated)	Acquisition Corp.	Accounting adjustments		Forma Combined	Accounting adjustments		Forma Combined	Accounting adjustments	Forma Combined

Revenues	$9,751	$-	$-		$9,751	$-		$9,751	$-	$9,751
Cost of revenues	(10,018)	-	-		(10,018)	-		(10,018)	-	(10,018)
Cost of revenues - idle capacity	(20,668)	-	-		(20,668)	-		(20,668)	-	(20,668)
Gross loss	(20,935)	-			(20,935)			(20,935)		(20,935)

Operating expenses:
Officers compensation	-	24	6	(AA)	30	-	(AA)	30	-	30
Research and development	6,759	-	-		6,759	-		6,759	-	6,759
Selling, general and administrative	30,004	505	-		30,509	-		30,509	-	30,509
Total operating expenses	36,763	529	6		37,298	-		37,298	-	37,298

Loss from operations	(57,698)	(529)	(6)		(58,233)	-		(58,233)	-	(58,233)

Other income (expenses):
Other income	370	178	(178)	(CC)	370	-		370	-	370
Interest income	504	-	-		504	-		504	-	504
Interest expense	(7,349)	-	-		(7,349)	-		(7,349)	-	(7,349)
Government grant	16,041	-	-		16,041	-		16,041	-	16,041
Loss on equity investment	(16)	-	-		(16)	-		(16)	-	(16)
Other expenses	(109)	-	(1,000)	(BB)	(1,109)	-		(1,109)	-	(1,109)
Total other income (expense)	9,441	178	(1,178)		8,441	-		8,441	-	8,441

Loss before income taxes	(48,257)	(351)	(1,184)		(49,792)			(49,792)		(49,792)

Provision for income tax	-	-			-			-		-

Net loss	$(48,257)	$(351)	$(1,184)		$(49,792)			$(49,792)		$(49,792)

Other comprehensive loss	(4,556)	-	-		(4,556)			(4,556)		(4,556)

Comprehensive loss	$(52,813)	$-			$(54,348)			$(54,348)		$(54,348)

Net comprehensive loss attributed to non-controlling interest	$(16,857)	$-			$(16,857)			$(16,857)		$(16,857)

Comprehensive loss attributable to Chijet	$(35,956)	$-			$(37,491)			$(37,491)		$(37,491)

Net loss per share - basic and diluted		$(0.02)	$-		$(0.28)	$-		$(0.29)	$-	$(0.30)
Net loss per share attributable to Chijet shareholders - basic and diluted		$-	$-		$(0.21)			$(0.22)		$(0.23)
Weighted average shares outstanding, basic		14,705	162,773		177,478	(7,763)		169,715	(5,935)	163,780
Weighted average shares outstanding, diluted		14,705	168,687		183,392	(7,763)		175,629	(5,935)	169,694

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Pro Forma Condensed Combined Consolidated Statement of Operations

For the Period Ended December 31, 2021

(Unaudited)

(Amounts in thousands of US$, except for per share data)

	Chijet	Jupiter Wellness Acquisition Corp. For the period from September	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming 50% Redemptions into Cash		Scenario 3 Assuming Maximum Redemptions into Cash
	Inc.(Consolidated) For the year ended December 31, 2021	14, 2021 (inception) through December 31, 2021	Transaction Accounting adjustmentst		Pro Forma Combined	Additional Transaction Accounting adjustments	Pro Forma Combined	Additional Transaction Accounting adjustments	Pro Forma Combined

Revenues	$22,303	$-	$-		$22,303		$22,303		$22,303
Cost of revenues	(56,210)	-	-		(56,210)		(56,210)		(56,210)
Cost of revenues - idle Capacity	(23,342)	-	-		(23,342)		(23,342)		(23,342)
Gross loss	(57,249)	-	-		(57,249)		(57,249)		(57,249)

Operating expenses:
Officers compensation	-	10	6	(AA)	16		16		16
Research and development	15,420	-	-		15,420		15,420		15,420
Selling, general and administrative	50,441	137	-		50,578		50,578		50,578
Impairment Charge	6,054	-	-		6,054		6,054		6,054
Total operating expenses	71,915	147	6		72,068		72,068		72,068

Loss from operations	(129,164)	(147)	(6)		(129,317)		(129,317)		(129,317)

Other income (expenses):
Other income	1,540	-	-		1,540		1,540		1,540
Interest income	1,884	-	-		1,884		1,884		1,884
Interest expense	(16,096)	-	-		(16,096)		(16,096)		(16,096)
Government grant	80,995	-	-		80,995		80,995		80,995
Loss on equity investment	131	-	-		131		131		131
Other expenses	(1,842)	-	(1,000)	(BB)	(2,842)		(2,842)		(2,842)
Total other income (expense)	66,612	-	(1,000)		65,612	-	65,612	-	65,612

Loss before income taxes	(62,552)	(147)	(1,006)		(63,705)		(63,705)		(63,705)

Provision for income tax benefits	-	-	-		-		-		-

Net loss	$(62,552)	$(147)	$(1,006)		$(63,705)		$(63,705)		$(63,705)

Other comprehensive income	2,923				2,923		2,923		2,923

Comprehensive loss	$(59,629)	$-			$(60,782)		$(60,782)		$(60,782)

Net comprehensive loss attributed to non-controlling interest	$(32,017)	$-			$(32,017)		$(32,017)		$(32,017)

Comprehensive loss attributable to Chijet	$(27,612)	$-			$(28,765)		$(28,765)		$(28,765)

Net loss per share - basic and diluted		$(0.03)	$-		$(0.36)		$(0.38)		$(0.39)
Net loss per share attributable to Chijet shareholders - basic and diluted		$-	$-		$(0.16)		$(0.17)		$(0.18)
Weighted average shares outstanding, basic		2,995	174,483		177,478	(7,763)	169,715	(5,935)	163,780
Weighted average shares outstanding, diluted		2,995	180,397		183,392	(7,763)	175,629	(5,935)	169,694

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Notes to unaudited pro forma condensed consolidated combined financial information

1. Basis of presentation

The unaudited pro forma condensed consolidated combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated combined financial information.

Under each of the scenarios of no redemption, the 50% redemption and the maximum redemption, the Business Combination transaction will be accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Jupiter Wellness Acquisition Corp. will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination transaction will be treated as the equivalent of Chijet issuing stock for the net assets of Jupiter Wellness Acquisition Corp., accompanied by a recapitalization. The net assets of Jupiter Wellness Acquisition Corp. will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2022, giving effect to the transactions as if they have occurred as of the earliest period presented. The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2022, giving effect to the transactions as if they have occurred as of the beginning of the earliest period presented. The unaudited pro forma condensed consolidated combined statement of operations for the period ended December 31, 2021, giving effect to the transactions as if they have occurred as of the beginning of the earliest period presented.

The unaudited pro forma condensed consolidated combined financial statements have been developed from and should be read in conjunction with:

(i) these accompanying notes to the unaudited pro forma condensed consolidated combined financial statements;

(1)	(ii) The unaudited pro forma combined consolidated balance sheets as of June 30, 2022 has been prepared using the following:

●	unaudited historical condensed balance sheet of Jupiter Wellness Acquisition Corp. as of June 30, 2022;

●	unaudited historical consolidated financial statements of Chijet Inc. June 30, 2022.

(iv)	(iii) The unaudited pro forma combined consolidated statement of operations for the six months ended June 30, 2022 has been prepared using the following:

●	unaudited historical statement of operations of Jupiter Wellness Acquisition Corp for the six months ended June 30, 2022 (not included elsewhere in this proxy statement/ prospectus);

●	unaudited historical consolidated statement of operations of Chijet Inc. for the six months ended June 30, 2022.

(2)	(iv) The unaudited pro forma combined consolidated statements of operations for the period ended December 31, 2021 has been prepared using the following:

●	unaudited historical statement of operations of Jupiter Wellness Acquisition Corp for the period from September 14, 2021 (inception) through December 31, 2021 (not included elsewhere in this proxy statement/ prospectus);

●	Audited historical consolidated statement of operations of Chijet Inc. for the year ended December 31, 2021.

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Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed consolidated combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Jupiter Wellness Acquisition Corp. believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Jupiter Wellness Acquisition Corp. believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial information.

The unaudited pro forma condensed consolidated combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Jupiter Wellness Acquisition Corp. and Chijet Inc.

2. Accounting policies

Upon completion of the Business Combination, management will perform a comprehensive review of Jupiter Wellness Acquisition Corp.’s and Chijet’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.

3. Adjustments to unaudited pro forma condensed consolidated combined financial information

Adjustments to Unaudited Pro Forma Condensed consolidated Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed consolidated combined balance sheet as of June 30, 2022 are as follows:

(A) Represents pro forma adjustments to cash to reflect the following:

(Amounts in thousands of US$)
Investments held in Trust Account	$140,173	(1)
Payment of deferred underwriting fees, legal fees, and other Jupiter
Wellness Acquisition Corp. transaction-related fees	$(6,500	)(2)
Payment of advisory fees, legal fees, and other Chijet transaction-related fees	$(1,000	)(3)

(1)	Reflects the reclassification of $140 million of cash held in the Jupiter Wellness Acquisition Corp as of September 30, 2022. Trust Account that becomes available at closing of the Business Combination to fund expenses in connection with the business combination and to fund future cash needs of the Combined Company.

(2)	Reflects the settlement of estimated $6.5 million of Jupiter Wellness Acquisition Corp. transaction costs at close in connection with the Business Combination. Of the total, $1.7 million relates to advisory, legal and other acquisition-related transaction costs to be incurred and $4.8 million relates to deferred underwriting fees payable at closing. The acquisition-related transaction costs are accounted for as equity issuance costs and the unaudited pro forma balance sheet reflects these costs as a reduction of cash with a corresponding decrease to additional paid in capital.

(3)	Reflects the settlement of estimated $1.0 million of Chijet transaction costs at close in connection with the Business Combination, representing advisory, legal and other acquisition-related transaction costs to be incurred. The acquisition-related transaction costs are accounted for either as equity issuance costs ($1.0 million), for which the unaudited pro forma balance sheet reflects these costs as a reduction of cash with a corresponding decrease to additional paid in capital, or as transaction expenses ($1.0 million), for which the unaudited pro forma balance sheet reflects these costs as a reduction of cash with a corresponding decrease to retained earnings.

(B) Reflects the reclassification of cash held in Jupiter Wellness Acquisition Corp. Trust Account that becomes available at closing of the Business Combination to fund expenses in connection with the business combination and to fund future cash needs of the Combined Company.

(C) Reflects the conversion of Chijet’s accrued expenses of $1,000,000 into 200,000 shares of Pubco Ordinary Shares pursuant to a financial consulting agreements with Greentree.

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(D) Reflects the repayment of $4.8 million of deferred underwriters’ fees due at the Closing.

(E) Reflects the reclassification of approximately $139 million of Class A Common Stock subject to possible redemption to permanent equity.

(F) Represents pro forma adjustments to reclassify Chijet member equity to paid in capital upon conversion of Chijet member units to Pubco Ordinary Shares at the closing of the business combination.

(G) Represents pro forma adjustments to conversion of 3,450,000 shares of Class B Common Stock to 3,450,000 shares of Class A Common Stock

(H) Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

(Amounts in thousands of US$)
Reclassification of Jupiter Wellness Acquisition Corp. public shares subject to redemption, assuming no redemption, to permanent equity	$139,379
Reclassification of Chijet member equity to paid in capital upon conversion of Chijet member units to Pubco Ordinary Shares at the closing of the business combination	11
Reclassification of Jupiter Wellness Acquisition Corp.’s historical retained earnings to additional paid in capital as part of the reverse recapitalization	(2,909)
Reduction in additional paid-in capital for acquisition related transaction expenses	(1,670)
Issuance of 300,000 shares to Jupiter Wellness Acquisition Corp.’s officers and directors within 10 days following the closing of the Business Combination	6
Conversion of Chijet’s accrued expenses of $1,000,000 into 200,000 shares	(1,000)
133,817

(I) Represents pro forma adjustments to accumulated deficit balance to reflect the following:

(Amounts in thousands of US$)
Reflects the gain on marketable securities held in Trust Account as of September 30, 2022	$615
Reclassification of JWAC’s historical accumulated deficit to additional paid in capital as part of the reverse recapitalization	$2,909
Issuance of 300,000 shares to JWAC’s officers and directors within 10 days following the closing of the Business Combination	(6)
Reflects transaction related costs that are charged to expense in connection with the closing of the business combination	(1,000)
$2,518

(J) Reflects the redemption of 6.9 million Class A Common Stock for $70.1 million, at a redemption price of $10.157 per share.

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(K) Reflects the pro forma adjustment for incremental impact of maximum redemption of 12.2 million Class A Common Stock for a total of $123.7 million while maintaining the Minimum Cash Condition of at least $10,000,000 upon the Closing, net of the Company’s unpaid transaction expenses and liabilities.

Adjustments to Unaudited Pro Forma Condensed consolidated Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30, 2022 and for the period ended December 31, 2021 are as follows:

(AA) Reflect the issuance of 300,000 shares of Class A Common Stock, with a value of $0.02 per share at date of grant, to Jupiter Wellness Acquisition Corp.’s officers and directors within 10 days following the closing of the Business Combination.

(BB) Represents pro forma adjustment to reflect certain transaction related costs that are charged to expense in connection with the closing of the business combination.

(CC) Elimination of the unrealized gain or loss on marketable securities held in the Trust Account. Represents pro forma adjustment to reflect certain transaction related costs that are charged to expense in connection with the closing of the business combination.

4. Net loss per Share

Net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022 and January 1, 2021 for the six months ended June 30, 2022 and for the year ended December 31, 2021, respectively. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

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The unaudited pro forma condensed consolidated combined financial information has been prepared assuming three alternative levels of redemption for the six months ended June 30, 2022:

Unaudited Pro Forma Condensed Combined Statements of Operations

(Amounts in thousands of US$, except for per share data)

	For the Six Months Ended June 30, 2022
(in thousands, except for per share data)	No Redemption	50% Redemption	Maximum Redemption

Pro forma net (loss)	$(49,792)	$(49,792)	$(49,792)

Pro forma other comprehensive income (loss)	(4,556)	(4,556)	(4,556)

Pro forma comprehensive Loss	$(54,348)	$(54,348)	$(54,348)

Pro forma net comprehensive loss attributed to non-controlling interest	$(16,857)	$(16,857)	$(16,857)

Pro forma comprehensive loss attributable to Chijet	$(37,491)	$(37,491)	$(37,491)

Net loss per share - basic and diluted (1)	$(0.28)	$(0.29)	$(0.30)

Net loss per share attributable to Chijet shareholders - basic and diluted (1)	$(0.21)	$(0.22)	$(0.23)

Pro forma weighted average shares outstanding
Chijet Holders	157,519	157,519	157,519
Jupiter Wellness Acquisition Corp. Initial Stockholders, including the Sponsor and its permitted transferees and Jupiter Wellness Acquisition Corp.’s directors and officers (other than I-Bankers )	3,943	3,943	3,943
Private Placement Rights	62	62	62
I-Bankers’ private placement shares	136	136	136
I-Bankers’ private placement rights	17	17	17
I-Bankers’ representative shares	276	276	276
Jupiter Wellness Acquisition Corp. public stockholders	13,800	6,900	1,624
Jupiter Wellness Acquisition Corp. public rights	1,725	862	203
Weighted average shares outstanding, basic	177,478	169,715	163,780
JWAC officers and directors’ shares	300	300	300
GT warrants, issued upon completion of BCA	200	200	200
GT warrants, issued on Feb. 15, 2022	5,000	5,000	5,000
Underwriter warrants, issued in initial public offering	414	414	414
Weighted average shares outstanding, basic and diluted	183,392	175,629	169,694

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The unaudited pro forma condensed consolidated combined financial information has been prepared assuming three alternative levels of redemption for the year ended December 31, 2021:

Unaudited Pro Forma Condensed Combined Statement of Operations

(Amounts in thousands of US$, except for per share data)

	Period Ended December 31, 2021
(in thousands, except for per share data)	No Redemption	50% Redemption	Maximum Redemption

Pro forma net (loss)	$(63,705)	$(63,705)	$(63,705)

Pro forma other comprehensive income (loss)	2,923	2,923	2,923

Pro forma comprehensive Loss	$(60,782)	$(60,782)	$(60,782)

Pro forma net comprehensive loss attributed to non-controlling interest	$(32,017)	$(32,017)	$(32,017)

Pro forma comprehensive loss attributable to Chijet	$(28,765)	$(28,765)	$(28,765)

Net loss per share - basic and diluted (1)	$(0.36)	$(0.38)	$(0.39)

Net loss per share attributable to Chijet shareholders - basic and diluted (1)	$(0.16)	$(0.17)	$(0.18)

Pro forma weighted average shares outstanding
Chijet Holders	157,519	157,519	157,519
Jupiter Wellness Acquisition Corp. Initial Stockholders, including the Sponsor and its permitted transferees and Jupiter Wellness Acquisition Corp.’s directors and officers (other than I-Bankers )	3,943	3,943	3,943
Private Placement Rights	62	62	62
I-Bankers’ private placement shares	136	136	136
I-Bankers’ private placement rights	17	17	17
I-Bankers’ representative shares	276	276	276
Jupiter Wellness Acquisition Corp. public stockholders	13,800	6,900	1,624
Jupiter Wellness Acquisition Corp. public rights	1,725	862	203
Weighted average shares outstanding, basic	177,478	169,715	163,780
JWAC officers and directors’ shares	300	300	300
GT warrants, issued upon completion of BCA	200	200	200
GT warrants, issued on Feb. 15, 2022	5,000	5,000	5,000
Underwriter warrants, issued in initial public offering	414	414	414
Weighted average shares outstanding, basic and diluted	183,392	175,629	169,694

(1)	Because Pubco was in a loss position for each of the periods presented, diluted net loss per share is the same as basic net loss per share for each period, as the inclusion of all potential common stock shares outstanding would have been anti-dilutive. The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

(in thousands)	No Redemption	50% Redemption	Maximum Redemptions

JWAC officers and directors’ shares	300	300	300
GT warrants, issued upon completion of BCA	200	200	200
Shares underlying Representative Warrant	414	414	414
GT warrant	5,000	5,000	5,000

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COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Chijet and Jupiter Wellness Acquisition Corp. on a stand-alone basis and the unaudited pro forma combined share information for the year ended December 31, 2021, after giving effect to the Business Combination, (1) assuming no Jupiter Wellness Acquisition Corp. stockholders exercise redemption rights with respect to their common stock upon the consummation of the Business Combination; (2) assuming that Jupiter Wellness Acquisition Corp. stockholders exercise their redemption rights with respect to 50% shares of JWAC Common Stock upon consummation of the Business Combination and (3) assuming that Jupiter Wellness Acquisition Corp. stockholders exercise their redemption rights with respect to a maximum of 12,175,583 shares of JWAC Common Stock upon consummation of the Business Combination. The number of shares redeemed may vary, as long as Jupiter Wellness Acquisition Corp. has the Minimum Cash Condition of at least $10 million upon consummation of the Business Combination.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Jupiter Wellness Acquisition Corp. and Chijet and related notes that are included elsewhere in this proxy statement/ prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

(Amounts in thousands, except for per share data)			Pro Forma	Pro Forma	Pro Forma
		Jupiter Wellness	Combined Assuming	Combined Assuming	Combined Assuming
	Chijet (Consolidated) (Historical)	Acquisition Corp. (Historical)	No Redemptions in Cash	Maximum Redemptions in Cash	Maximum Redemptions in Cash
Six Months Ended June 30, 2022

Net loss	$(48,257)	$(351)	$(49,792)	$(49,792)	$(49,792)
Weighted average shares outstanding, basic		14,705	177,478	169,715	163,780
Weighted average shares outstanding, diluted		14,705	183,392	175,629	169,694
Net loss per share - basic and diluted		$(0.02)	$(0.28)	$(0.29)	$(0.30)
Net loss per share attributable to Chijet shareholders - basic and diluted		$-	$(0.21)	$(0.22)	$(0.23)

For the Year Ended December 31, 2021

Net loss	$(62,552)	$(147)	$(63,705)	$(63,705)	$(63,705)
Weighted average shares outstanding, basic		2,995	177,478	169,715	163,780
Weighted average shares outstanding, diluted		2,995	183,392	175,629	169,694
Net loss per share - basic and diluted		$(0.03)	$(0.36)	$(0.38)	$(0.39)
Net loss per share attributable to Chijet shareholders - basic and diluted		$-	$(0.16)	$(0.17)	$(0.18)

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RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to “Chijet,” or the “Company” refer to Chijet and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Pubco and its subsidiaries following the consummation of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Pubco, in which event the market price of Pubco Ordinary Shares could decline, and you could lose part or all of your investment.

Risks Relating to Chijet

Chijet’s business model and technology have yet to be operated in a commercial setting and any failure to commercialize its strategic plans would have an adverse effect on its operating results and business, harm its reputation and could result in substantial liabilities that exceed its resources.

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond Chijet’s control, including substantial risks and expenses in the course of developing new, unproven technology, establishing or entering new markets, organizing operations and undertaking marketing activities. Chijet’s financial performance depends, in part, on its ability to design, develop, manufacture, assemble, test, commercialize, market and support its vehicles on a timely and cost-effective basis.

Chijet plans to commercialize electric commercial vehicles for production and sales currently, and will commercialize a large number of electric passenger cars in 2023. Chijet will reduce the production of conventional fuel vehicles. Chijet’s principal focus has been on research and development activities to improve its technology and make its vehicles attractive to potential customers. Chijet has begun construction of its first electric vehicle manufacturing site for pure electric vehicles only, having started construction in the second half of 2022. These activities are subject to various risks and uncertainties Chijet is not able to control, including changes in customer demand, competing energy prices or industry standards and the introduction of new or superior technologies by others. Moreover, any failure by Chijet in the future to develop new technologies or to timely react to changes in existing technologies could materially delay its development of new solutions, which could result in technology obsolescence, decreased revenues and a loss of its market share to its competitors. In addition, solutions or technologies developed by others may render Chijet’s solutions or technologies obsolete or non-competitive. Further, if Chijet’s solutions are not in compliance with prevailing industry standards, such non-compliance could materially and adversely affect its financial condition, cash flows and results of operations.

The likelihood of Chijet’s success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which Chijet operates. There is, therefore, nothing at this time upon which to base an assumption that its business plan will prove successful, or that its technology will work as intended or be scalable, and Chijet may not be able to generate revenue, raise additional capital or operate profitably. Chijet will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, as a result of the capital-intensive nature of Chijet’s business, Chijet expects to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in Chijet is therefore highly speculative and could result in the loss of your entire investment.

Chijet has a history of operating losses, has not yet generated any revenue, and expects to incur significant additional expenses and operating losses.

Chijet is an early-stage company, has a history of operating losses and negative operating cash flows and has not yet generated any revenue. Chijet incurred a net loss of $48 million, $63 million and $58 million for the six months ended June 30, 2022, and for the years ended December 31, 2021 and 2020, respectively. The Company expects that it will continue to incur operating and net losses for the medium term. The amount of future losses and when, if ever, Chijet will achieve profitability are uncertain. In addition, even if Chijet achieves profitability, there can be no assurance that Chijet will be able to maintain profitability in the future. Chijet’s potential profitability is particularly dependent upon the penetration and growth of the market for its vehicles, parts and technology, including solid-state batteries, in-wheel motors, and intelligent driving solutions, which may not occur at the levels Chijet currently anticipates or at all.

The Company’s failure to secure new contracts may adversely affect its business operations and financial results.

The Company’s business depends in large part on its ability to secure contracts with customers. Contract proposals and negotiations are complex and frequently involve a lengthy negotiation and selection process, which is affected by a number of factors. These factors include market conditions, demonstrating to potential customers that its solutions can work for them, financing arrangements, and any required governmental approvals. If negative market conditions arise, and Chijet cannot sell its vehicles, or if Chijet fails to secure adequate financial arrangements or any required government approvals, Chijet may not be able to pursue particular projects, which could adversely affect its ability to generate revenue. If Chijet fails to complete a project in a timely manner, misses a required performance standard, or otherwise fails to adequately perform on a project, then Chijet may incur a loss on that project, which may result in increased losses.

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The Company’s engagements will involve complex projects. The quality of its performance on such projects depends in large part upon its ability to manage the relationship with its clients and its ability to effectively manage the project and deploy appropriate resources, including third-party contractors and its own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, Chijet may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors, including unavoidable delays from suppliers and subcontractors, government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by Chijet’s clients, industrial accidents, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed the Company’s estimates and the Company could incur a loss on a project, which would have an adverse effect on its business, results of operations and financial condition. Further, any defects or errors, or failures to meet its clients’ expectations, could result in claims for damages against the Company.

If Chijet is not able to successfully manage its growth strategy, its business operations and financial results may be adversely affected.

Chijet’s expected future growth presents numerous managerial, administrative and operational challenges. In addition, all of its current contracts are for projects located outside of the United States, adding to the complexity of its operations. The Company’s ability to manage the growth of its operations will require it to continue to develop and improve its management information systems and its other internal systems and controls. In addition, Chijet’s growth will increase its need to attract, develop, motivate, and retain both its management and employees. The inability of Chijet’s management to effectively manage its growth or the inability of its employees to achieve anticipated performance could have a material adverse effect on its business.

The unavailability, reduction or elimination of government and economic incentives and other legislative or regulatory actions relating to renewable energy could have a material adverse effect on the Company’s business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of vehicles with carbon-free fuel solutions or other reasons may result in the diminished competitiveness of the renewable energy industry generally or the Company’s vehicles. This could also materially and adversely affect the growth of the renewable energy markets and Chijet’s business, prospects, financial condition, and operating results.

While Chijet may seek to use certain tax credits and other incentives for electric vehicles, there is no guarantee these programs will be available in the future, or that Chijet will be able to use them. If current tax incentives are not available in the future, Chijet’s financial position could be harmed.

Because most of the Company’s revenue is expected to be derived from the industrial market sector, regulatory and environmental requirements affecting the relevant industries could adversely affect its business, financial condition, results of operations, and cash flows. Customers in the industries Chijet is targeting, including global mining companies and manufacturers of cement, tile, tires, beverages and metals, face regulatory and environmental requirements, as well as permitting processes, as they implement plans for their projects, which may result in delays, reductions, and cancellations of some of their projects. These regulatory factors may result in decreased demand for the Company’s solutions, potentially impacting its future operations and its ability to grow.

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Chijet may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of any government grants, loans and other incentives for which Chijet may apply. As a result, its business and prospects may be adversely affected.

Chijet anticipates applying for federal loans, and, where applicable, grants and tax incentives under government programs designed to support the production of renewable energy and related technologies, as well as the sale of electric vehicles. The Company anticipates that in the future there will be new opportunities for Chijet to apply for grants, loans and other incentives from various federal, state and foreign governments, including the United States. The Company’s ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of its applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. Chijet cannot assure you that it will be successful in obtaining any of these additional grants, loans and other incentives. If Chijet is not successful in obtaining any of these additional incentives and Chijet is unable to find alternative sources of funding to meet its planned capital needs, its business and prospects for certain projects could be materially adversely affected.

An increase in the prices of materials used in the Company’s business could adversely affect its business.

Because Chijet owns the the Company’s vehicles it installs on its customers’ premises, Chijet is exposed to market risk of increases in certain commodity prices of materials, such as nickel, steel, concrete and adhesives, which are used as components of supplies or materials utilized in Chijet’s operations. In particular, raw material costs have been extremely volatile during the pandemic, in some cases increasing by 30 to 100%. These prices could be materially impacted by general market conditions and other factors, including U.S. trade relationships with other countries or the imposition of tariffs. Under Chijet’s current customer contracts, Chijet is responsible for the costs of installing and constructing its the Company’s vehicles on its customers’ premises. The Company’s prices with current customers are determined by sale of its vehicles and there is limited ability for prices to be adjusted for price increases in materials, and while the Company believes it may be able to increase its prices under future sales to account for some price increases in materials, there can be no assurance that price increases of materials, if they were to occur, would be recoverable.

The Company may be unable to complete or operate its projects on a profitable basis or as the Company has committed to its customers.

Design and manufacturer of the Company’s vehicles, and maintenance support for those vehicles, entails many risks, including:

●	failure to receive critical components and equipment that can be delivered on schedule,

●	loss of necessary rights to land access and use,

●	failure to receive quality and timely performance of third-party services,

●	increases in the cost of labor, equipment and materials needed to install or maintain projects,

●	permitting and other regulatory issues, license revocation and changes in legal requirements,

●	shortages of equipment or skilled labor,

●	unforeseen engineering problems,

●	failure of a customer to accept or pay for the Company’s vehicles,

●	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism,

●	accidents involving personal injury or the loss of life,

●	health or similar issues, such as a pandemic or epidemic, such as the novel coronavirus (COVID-19),

●	labor disputes and work stoppages,

●	mishandling of hazardous substances and waste, and

●	other events outside of Chijet’s control.

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Any of these factors could give rise to installation delays and installation and other costs in excess of Chijet’s expectations. This could prevent the Company from completing installation of its projects, cause defaults under any then-existing financing agreements or under contracts that require completion of project installation by a certain time, cause projects to be unprofitable for the Company, or otherwise impair its business, financial condition and operating results.

Operation of its business in international markets may expose Chijet to additional risks that Chijet would not face in the United States, which could have an adverse effect on its operating results.

All of the Company’s current customer contracts are for the sale of the Company’s vehicles outside of the United States, and the Company expects to generate a significant portion of its revenues from operations outside of the United States in the future. Operations in international markets may require the Company to respond to new and unanticipated regulatory, marketing, sales and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that Chijet will be successful in responding to these and other challenges it may face as it operates in international markets, including:

●	building and managing an experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors,

●	difficulties in developing, staffing, and simultaneously managing a number of varying foreign operations as a result of distance, language, and cultural differences,

●	increased travel, infrastructure and legal and compliance costs associated with multiple international locations,

●	additional withholding taxes or other taxes on Chijet’s foreign income, and tariffs or other restrictions on foreign trade or investment,

●	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States,

●	increased exposure to foreign currency exchange rate risk,

●	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable,

●	difficulties in repatriating overseas earnings,

●	compliance with numerous legislative, regulatory or market requirements of foreign countries,

●	compliance with U.S. laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and local laws prohibiting bribery and corrupt payments to government officials,

●	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses,

●	potentially adverse tax consequences,

●	compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws,

●	the inability to continue to benefit from local subsidies due to change in control,

●	unfavorable labor regulations, and

●	general economic conditions in the countries in which Chijet operates.

Chijet’s international operations are also subject to general geopolitical risks, such as political, social and economic instability, war, civil unrest, sabotage, kidnapping and ransom, expropriation, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of Chijet’s international operations and result in lower revenue and/or greater operating expenses than Chijet expects, and could significantly affect its results of operations and financial condition.

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Chijet’s overall success in international markets will depend, in part, on its ability to succeed in differing legal, regulatory, economic, social and political conditions. Chijet may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where Chijet does business. The Company’s failure to manage these risks successfully could harm its international operations, reduce its international sales and increase its costs, thus adversely affecting its business, financial condition and operating results.

The Company’s revenue, expenses, and operating results may fluctuate significantly.

The Company’s revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. In addition to the other risks described in this “Risk Factors” section, the following factors could cause the Company’s operating results to fluctuate:

●	delays, increased costs, or other unanticipated changes in contract performance that may affect profitability,

●	the number and significance of client contracts commenced and completed during a quarter,

●	the continuing creditworthiness and solvency of clients,

●	reductions in the prices of solutions offered by Chijet’s competitors, and

●	legislative and regulatory enforcement policy changes that may affect demand for the Company’s vehicles.

As a consequence, operating results for any future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on the Company’s business, results of operations and financial condition that could adversely affect the stock price of the Combined Company following consummation of the Business Combination.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of the Company’s services and completion of its projects, which could damage its reputation, have a negative impact on its relationships with its customers and adversely affect its growth.

The Company’s success depends on its ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide the Company with timely and reliable products and services. In designing and manufacturing its vehicles, the Company relies on components that meet its design specifications and components manufactured and supplied by third parties, as well as on services performed by subcontractors.

The Company will also rely on subcontractors to perform substantially all of the installation work related to its projects; and the Company may need to engage subcontractors with whom it has no experience for its projects.

If any of Chijet’s subcontractors are unable to provide services that meet its customers’ expectations or satisfy its contractual commitments, the Company’s reputation, business and operating results could be harmed. In addition, if Chijet is unable to avail itself of warranty and other contractual protections with providers of products and services, Chijet may incur liability to its customers or additional costs related to the affected products and components, which could have a material adverse effect on its business, financial condition and operating results. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of Chijet’s solutions and require considerable expense to establish alternate sources for such products and services. This could cause Chijet to experience difficulty retaining current customers and attracting new customers, and could harm its brand, reputation and growth.

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The Company’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing expectations regarding the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts included in this proxy statement/prospectus relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated global addressable market is based on assumptions that may prove to be inaccurate or incorrect. In addition, the estimated global market may not materialize in the timeframe Chijet expects, if ever, and even if the markets meet the estimates presented in this proxy statement/prospectus, this should not be taken as indicative of Chijet’s future growth or prospects. In order to be successful, Chijet will need to prove its ability to commercialize and scale its technology, successfully secure substantial customer contracts, obtain sufficient capital to finance its business, including construction of the Company’s vehicles, and otherwise successfully scale its business and operations. Chijet faces a number of challenges in achieving its objectives, including those described elsewhere in these risk factors, and these challenges are significant. There can be no assurance that Chijet will be able to achieve its objectives or successfully grow its business, capture meaningful market share or take advantage of market opportunities.

The Company’s business will depend on experienced and skilled personnel and third-party engineering subcontractor resources, and if Chijet loses key personnel or if Chijet is unable to attract and integrate additional skilled personnel, it will be more difficult for the Company to manage its business and complete projects.

The success of the Company’s business and installation of projects will depend in large part on the skill of its personnel and on trade labor resources. Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high. In the event Chijet is unable to attract, hire and retain the requisite personnel and subcontractors, Chijet may experience delays in completing projects in accordance with project schedules and budgets.

Further, any increase in demand for personnel may result in higher costs, causing Chijet to exceed the budget on a project. Either of these circumstances may have an adverse effect on Chijet’s business, financial condition and operating results, harm its reputation among and relationships with its customers and cause Chijet to curtail its pursuit of new projects.

The Company’s future success is particularly dependent on the vision, skills, experience and effort of its senior management team, including its executive officers and its founder, director and chief executive officer, Mu Hongwei. If Chijet was to lose the services of any of its executive officers or key employees, its ability to effectively manage its operations and implement its strategy could be harmed and its business may suffer.

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Chijet expects to operate in a highly competitive industry, and its current or future competitors may be able to compete more effectively than Chijet does, which could have a material adverse effect on its business, revenues, growth rates and market share.

The markets and industries in which Chijet expects to compete in are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as Chijet does. Many of Chijet’s competitors have longer operating histories and greater resources than the Company and could focus their substantial financial resources to develop a competitive advantage. The Company’s competitors may also offer vehicles with carbon-free fuel solutions at prices below cost, devote significant sales resources to competing with Chijet or attempt to recruit its key personnel by increasing compensation, any of which could improve these competitors’ competitive positions. Additionally, Chijet expects competition to intensify in the future as existing competitors and new market entrants introduce new solutions into Chijet’s markets. Any of these competitive factors could make it more difficult for Chijet to attract and retain customers, increase its sales and marketing expenses, reduce profit margins, cause Chijet to lower its prices in order to compete, and reduce its market share and revenues, any of which could have a material adverse effect on its financial condition and operating results. The Company can provide no assurance that it will continue to effectively compete against its current competitors or additional companies that may enter its markets.

In addition, Chijet may also face competition based on technological developments that compete with the Company’s vehicles. The Company’s competitors may develop technology that would make its technology noncompetitive or obsolete. If Chijet does not keep pace with product and technology advances and otherwise keep its solutions competitive, there could be a material adverse effect on its competitive position, revenue and prospects for growth. Some of its existing competitors have, and some of its potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories and larger customer bases;

●	larger sales and marketing budgets and resources;

●	broader and deeper product lines;

●	greater customer support resources;

●	proven technology;

●	lower labor and research and development costs;

●	substantially greater financial and other resources; and

●	larger scale manufacturing operations.

Some of the Company’s expected larger competitors may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing the Company’s vehicles, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may invent similar or superior technologies that compete with Chijet’s technology. The Company’s current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If Chijet is unable to compete successfully, or if competing successfully requires it to take costly actions in response to the actions of its competitors, its business, financial condition and results of operations could be adversely affected.

The Company expects that its business will benefit in part from government support for new energy vehicles and electric vehicles, and a decline in such support could harm its business.

The Company expects to benefit in part from legislation and government policies that support renewable energy, and projects that supports vehicles that operate through renewable and electric energy. This support may include legislation and regulations that encourage or in some cases require its customers to procure power from renewable or low-emission sources or otherwise to procure its solutions; and provide the Company or its customers with tax and other incentives that reduce the Company’s costs or increase its revenues. The government of China supports the EV industry through vehicle purchase tax reduction and subsidy of which relating tax reduction and exemption will end on December 31, 2023. Without this support, the Company’s ability obtain project commitments could be adversely affected.

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An inability to protect Chijet’s intellectual property could negatively affect its ability to compete, its business and its results of operations.

The Company’s ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to the Company’s vehicles. Chijet holds a portfolio of: 90 granted patents, including 3 invention patents, 61 utility model patents and 26 appearance patents, and 39 pending patents, along with 141 granted trademarks, and 23 pending trademarks.

The Company might not succeed in obtaining patents from any of its pending applications. Even if Chijet is awarded patents, they may not provide any meaningful protection or commercial advantage to Chijet, as they may not be of sufficient scope or strength or may not be issued in all countries where the Company’s vehicles can be sold. Patent protection is unavailable for certain aspects of the technology and operational processes that are important to Chijet’s business. Any patent held by Chijet or to be issued to it, or any of its pending patent applications, could be challenged, invalidated, deemed unenforceable or circumvented. In addition, Chijet’s competitors may be able to design around its patents. To date, Chijet has relied principally on patent, copyright, trademark and trade secret laws, as well as confidentiality and proprietary information agreements and licensing arrangements, to establish and protect its intellectual property. While Chijet has obtained confidentiality and proprietary information agreements from its targeted customers, vendors and all of its employees, Chijet cannot be certain that these agreements will be honored. Policing unauthorized use of Chijet’s intellectual property is difficult and expensive, as is enforcing its rights against unauthorized use.

The steps that Chijet has taken or may take may not prevent misappropriation of the intellectual property on which Chijet relies. In addition, effective protection may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe the Company’s intellectual property rights. Litigation may be necessary to enforce or protect Chijet’s rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause Chijet to incur substantial costs, divert resources away from its daily operations and result in the impairment of its intellectual property. Failure to adequately enforce Chijet’s rights could cause Chijet to lose rights in its intellectual property and may negatively affect its business.

In addition to patent protection, Chijet relies significantly upon trade secret laws to protect its proprietary technologies. The confidentiality and proprietary information agreements may not be adequate to prevent misappropriation of its technologies or to assure that its competitors will not independently develop technologies that are substantially equivalent or superior to its technologies. In addition, the laws of other countries in which Chijet operates may not protect its proprietary rights to the same extent as the laws of the United States. Chijet is also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

The Company’s patent applications may not issue as patents, which may have a material adverse effect on its ability to prevent others from commercially exploiting solutions similar to the Company’s.

The Company cannot be certain that it is the first inventor of the subject matter to which Chijet has filed a particular patent application, or if Chijet is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Chijet has, Chijet may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, Chijet cannot be certain that the patent applications that Chijet files will issue, or that its issued patents will afford protection against competitors with similar technology. In addition, Chijet’s competitors may design around its issued patents, which may adversely affect its business, prospects, financial condition or operating results.

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Certain of the Company’s facilities are or may be located in regions that may be affected by extreme weather conditions and natural disasters.

Chijet’s business is headquartered in No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, P.R.China, and its production plants are in Yantai base-No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, P.R.China; Jilin base-2888 Dongshan Street, Gaoxin Automobile Industrial Park, Jilin City, Jilin, P.R.China. Historically,Yantai base, in the middle and east of China, suffered from natural disasters rarely, but Jilin base, in the northeast of China, lasted nearly half a year in winter, which brought possible natural disasters. Although Chijet intends to maintain loss insurance where necessary, a hurricane or other natural disaster could result in significant damage to its facilities, destruction or disruption of its critical business or information technology systems, recovery costs and interruption to certain of its operations. In addition, catastrophic events could interrupt operations of Chijet’s customers and suppliers, which could result in delays or cancellation of customer orders, the loss of customers, harm to or destruction of its the Company’s vehicles on customer premises, and impediments to the manufacture or shipment of products or execution of projects, which could result in loss of business or an increase in expense, both of which may have a material adverse effect on Chijet’s business. Moreover, Chijet expects to have facilities in international markets and its current customer sites are located in international markets, which may be subject to weather-related risks, natural disasters, or other risks.

The Company may be impacted by weather extremes, earthquakes, drought, floods, and wildfire, which may cause temporary, short-term anomalies in its operational performance in certain localized geographic regions. Delays and other weather impacts could adversely affect Chijet’s ability to meet project deadlines and may increase a project’s cost and decrease its profitability.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm the Company’s business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in the Company’s services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on Chijet’s systems. Any attempts by cyber attackers to disrupt the Company’s services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage its reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Notwithstanding the security measures Chijet has implemented, such as managed security services, that are designed to detect and protect against cyber-attacks, and any additional measures Chijet may implement or adopt in the future, its facilities and systems, and those of its third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and Chijet may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm Chijet’s reputation, brand and ability to attract customers.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable Chijet to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect Chijet’s business and financial results.

Chijet is or may be subject to risks associated with strategic alliances or acquisitions.

Chijet has entered into, and may in the future enter into additional, strategic alliances, including joint ventures or minority equity investments with various third parties to further its business purpose. These alliances could subject Chijet to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect its business. Chijet may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, Chijet may also suffer negative publicity or harm to its reputation by virtue of its association with any such third party.

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When appropriate opportunities arise, Chijet may acquire additional assets, products, technologies or businesses that are complementary to its existing business. In addition to possible stockholder approval, Chijet may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt the Company’s business strategy if it fails to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into the Company’s own assets and businesses require significant attention from the Company’s management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the financial results the Company expects. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

The Company is subject to various environmental laws and regulations that could impose substantial costs upon Chijet and cause delays in manufacture and sale of the Company’s vehicles.

The Company’s operations may be subject to international, federal, state, and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and Chijet expects that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require Chijet to change its operations, potentially resulting in a material adverse effect on its business, prospects, financial condition, and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of the Company’s operations.

Chijet’s ability to produce vehicles and its future growth depend upon its ability to maintain relationships with its existing suppliers and strategic partners, to source new suppliers for its critical components, and to complete building out its supply chain while effectively managing the risks due to such relationships.

Chijet’s success will be dependent upon its ability to enter into new supplier agreements and maintain its relationships with suppliers and strategic partners who are critical and necessary to the output and production of its vehicles. Chijet also relies on suppliers and its strategic partners to provide it with key components and technology for its vehicles. The supplier agreements Chijet has or may enter into with key suppliers and its strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers and strategic partners become unable to provide, or experience delays in providing components or technology, or if the supplier and the strategic agreements Chijet has in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes and other factors beyond Chijet’s control or that Chijet does not presently anticipate could affect its ability to receive components or technology from its suppliers and strategic partners.

Further, Chijet has not secured supply agreements for all of its components, technology and services. Chijet may be at a disadvantage in negotiating supply agreements for the production of its vehicles. In addition, there is the possibility that finalizing the supply agreements for the parts and components of its vehicles will cause significant disruption to Chijet’s operations, or such supply agreements could be at costs that make it difficult for Chijet to operate profitably.

If Chijet does not enter into longer-term supplier agreements with guaranteed pricing for its parts or components, it may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase Chijet’s operating costs and could reduce its margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of Chijet’s vehicles in response to increased costs could be viewed negatively by its customers or potential customers and could adversely affect Chijet’s business, prospects, financial condition or results of operations.

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Chijet’s operations rely heavily on a variety of agreements with its strategic partners, including agreements related to research and development, purchasing, manufacturing engineering and logistics, and Chijet may come to rely on other original equipment manufacturers, vendors and technology providers. The inability of Chijet to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships could have a material and adverse effect on Chijet’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus efforts on its core areas of differentiation.

Chijet’s operations rely heavily on a variety of agreements, including agreements related to research and development, purchasing, manufacturing engineering and logistics, with its strategic partners, including certain other original equipment manufacturers, vendors and technology providers. Chijet’s reliance on these agreements subjects it to a number of significant risks, including the risk of being unable to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation.

These partnerships permit Chijet to benefit from the decades of experience of established technology and know-how in auto manufacturing while focusing its efforts on core areas of differentiation, such as design, performance and rapid adoption of the latest technologies and sustainability solutions. Chijet intends to continue to rely on these partnerships as part of its strategy. Chijet intends to rely primarily on its arrangements with specified contract partners to manufacture future Chijet models. If Chijet is unable to maintain agreements or partnerships with its existing strategic partners or to enter into new agreements or partnerships Chijet’s ability to operate as a standalone business, produce vehicles, reach its development and production targets or focus its efforts on core areas of differentiation could be materially and adversely affected.

Chijet is dependent on its strategic partners and suppliers, some of which are single-source suppliers, and the inability of these strategic partners and suppliers to deliver necessary components of Chijet’s products on schedule and at prices, quality levels and volumes acceptable to Chijet, or Chijet’s inability to efficiently manage these components, could have a material and adverse effect on Chijet’s results of operations and financial condition.

Chijet relies on its strategic partners and suppliers for the provision and development of the key components and materials used in its vehicles. While Chijet plans to obtain components from multiple sources whenever possible, some components used in Chijet’s vehicles will be purchased by Chijet from a single source, and Chijet’s limited, and in many cases single-source, supply chain exposes it to multiple potential sources of delivery failure or component shortages for its production. Chijet’s suppliers may not be able to meet Chijet’s required product specifications and performance characteristics, which would impact Chijet’s ability to achieve its product specifications and performance characteristics as well. Additionally, Chijet’s suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in Chijet’s vehicles. Chijet may also be impacted by changes in its supply chain or production needs, including cost increases from its suppliers, in order to meet its quality targets and development timelines as well as due to design changes. Likewise, any significant increases in its production may in the future require Chijet to procure additional components in a short amount of time. Chijet’s suppliers may not ultimately be able to sustainably and timely meet Chijet’s cost, quality and volume needs, requiring Chijet to replace them with other sources. If Chijet is unable to obtain suitable components and materials used in its vehicles from its suppliers or if its suppliers decide to create or supply a competing product, its business could be adversely affected. Further, if Chijet is unsuccessful in its efforts to control and reduce supplier costs, its results of operations will suffer.

In addition, Chijet could experience delays if its strategic partners and suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of its vehicles until an alternative supplier is able to supply the required material, and there can be no guarantee that Chijet or its strategic partners will be able to make up delays in production caused by any disruption in the supply of critical components. Even in cases where Chijet may be able to establish alternate supply relationships and obtain or engineer replacement components for its single source components, it may be unable to do so quickly, or at all, at prices or quality levels that are acceptable to it. This risk is heightened by the fact that Chijet has less negotiating leverage with suppliers than larger and more established automobile manufacturers, which could adversely affect its ability to obtain necessary components and materials on favorable pricing and other terms, or at all. Any of the foregoing could materially and adversely affect Chijet’s results of operations, financial condition and prospects. (See “— Risks Related to Chijet’s Business and Industry —Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Chijet’s business. Chijet will need to maintain and significantly grow its access to battery cells and control its related costs.”)

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Furthermore, as the scale of its vehicle production increases, Chijet will need to accurately forecast, purchase, warehouse and transport components internationally to manufacturing facilities and servicing locations and at much higher volumes. If Chijet is unable to accurately match the timing and quantities of component purchases to its actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in its supply chain, Chijet may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material and adverse effect on its results of operations and financial condition.

In addition, if Chijet develops an international manufacturing footprint, it will face additional challenges with respect to international supply chain management and logistics costs. If Chijet is unable to access or develop localized supply chains in the regions where it or its partners already have or develop manufacturing facilities with the quality, costs and capabilities required, Chijet could be required to source components from distant suppliers, which would increase its logistics and manufacturing costs, increase the risk and complexity of Chijet’s supply chain and significantly impair Chijet’s ability to develop cost-effective manufacturing operations, which could have a material and adverse effect on Chijet’s business, results of operations and financial condition.

Chijet may not be able to accurately estimate the supply and demand for its vehicles, which could result in inefficiencies in its business, hinder its ability to generate revenue and create delays in the production of its vehicles. If Chijet fails to accurately predict its manufacturing requirements, Chijet incurs the risk of having to pay for research and development costs as well as production capacities that it reserved but will not be able to use or that Chijet will not be able to secure sufficient additional production capacities at reasonable costs in case product demand exceeds expectations.

It is difficult to predict Chijet’s future revenues and appropriately budget for its expenses, and Chijet has limited insight into trends that may emerge and affect its business. Chijet is required to provide forecasts of its demand to certain of its strategic partners and suppliers several months prior to the scheduled delivery of vehicles to its prospective customers. Currently, there is little historical basis for making judgments about the demand for Chijet’s vehicles or its ability to develop, manufacture, and deliver vehicles, or its profitability in the future. If Chijet overestimates its requirements, it may incur a higher cost of research and development of its models which will increase its cost of production, and its strategic partners or suppliers may have excess manufacturing capacity and/or inventory, which indirectly would increase its costs. If Chijet underestimates its requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that Chijet’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Chijet fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its customers could be delayed, which would harm Chijet’s brand, business, financial condition and results of operations.

Chijet may be unable to grow its global product sales, delivery capabilities and its servicing and vehicle charging partnerships, or Chijet may be unable to accurately project and effectively manage its growth. If Chijet is unable to expand its distribution network and servicing capabilities, customers’ perceptions of Chijet could be negatively affected, which could materially and adversely affect Chijet’s business, financial condition, results of operations and prospects.

Chijet’s success will depend on its ability to continue to expand its sales capabilities. As Chijet develops and grows its products worldwide, its success will depend on its ability to correctly forecast demand in various markets. If Chijet incorrectly forecasts its demand in one market, it cannot move this excess supply to another market where demand for Chijet products exists. Chijet may face difficulties with deliveries at increasing volumes, particularly in international markets requiring significant transit times. Moreover, because of Chijet’s unique expertise with its vehicles, Chijet recommends that its vehicles be serviced by Chijet or by certain authorized professionals. If Chijet experiences delays in adding servicing capacity or servicing its vehicles efficiently, or experiences unforeseen issues with the reliability of its vehicles, it could overburden Chijet’s servicing capabilities and parts inventory.

There is no assurance that Chijet will be able to ramp its business to meet its sales, delivery, manufacturing and servicing targets globally, or that Chijet’s projections on which such targets are based will prove accurate. These plans require significant cash investments and management resources and there is no guarantee that they will generate additional sales or manufacturing of Chijet’s products, or that Chijet will be able to avoid cost overruns or be able to hire additional personnel to support them. As Chijet expands, it will also need to ensure its compliance with regulatory requirements in various jurisdictions applicable to the manufacturing, sale and servicing of its products. If Chijet fails to manage its growth effectively, its brand, business, prospects, financial condition and operating results may be harmed.

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Chijet may in the future experience significant delays in the design, development, manufacture, launch and financing of its vehicles, as well as delay in its constructions of factories, which could harm its business and prospects.

Any delay in the financing, development, design, manufacture and launch of Chijet’s vehicles, including planned future models, and any future electric vehicles could materially damage Chijet’s business, prospects, financial condition and results of operations. Automobile manufacturers often experience delays in the development, design, manufacture and commercial release of new vehicle models, and Chijet has experienced in the past, and may experience in the future, such delays with regard to its vehicles. Chijet’s plan to commercially manufacture and sell its vehicles is also dependent upon the timely availability of funds, upon Chijet’s finalizing of the related development, component procurement, testing, build-out and manufacturing plans in a timely manner and also upon Chijet’s ability to execute these plans within the planned timeline. Prior to mass production of its new models, Chijet will also need the vehicles to be fully approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies where Chijet intends to launch its vehicles.

Additionally, if Chijet does not timely complete its planned construction of additional factories, or if such construction is delayed, Chijet may be required to contract with third-party providers to perform certain manufacture activities and the additional cost could adversely affect Chijet’s business, results of operations.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, could harm Chijet’s business. Chijet will need to maintain and significantly grow its access to battery cells and control its related costs.

As Chijet produces its vehicles, it may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and adversely impact Chijet’s business, results of operations, prospects and financial condition. The production of Chijet’s vehicles requires lithium-ion cells and semiconductors from suppliers, as well as aluminum, steel, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium and manganese. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions, inflationary pressure and global demand for these materials, including as a result of increased production of electric vehicles and energy storage products by Chijet’s competitors, and could adversely affect Chijet’s business and results of operations. Chijet’s ability to manufacture its vehicles will depend on the continued supply of battery cells for the battery packs used in its products. Chijet has limited flexibility in changing battery cell suppliers, and any disruption in the supply of battery cells from such suppliers could disrupt production of Chijet’s vehicles until a different supplier is fully qualified. In particular, Chijet is exposed to multiple risks relating to lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	an increase in the cost, or a decrease in the available supply, of materials, such as cobalt, used in lithium-ion cells;

●	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

●	fluctuations in the value of any foreign currencies, RMB, USD or EUR in particular, in which battery cell and related raw material purchases are or may be denominated.

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Furthermore, Chijet’s ability to manufacture its vehicles depends on continuing access to semiconductors and components that incorporate semiconductors. A global semiconductor supply shortage is having wide-ranging effects across multiple industries and the automotive industry in particular, and it has impacted many automotive suppliers and manufacturers, including Chijet, that incorporate semiconductors into the parts they supply or manufacture. Chijet has experienced and may continue to experience an impact on its operations as a result of the semiconductor supply shortage, and such shortage could in the future have a material impact on Chijet or its suppliers, which could delay production or force Chijet or its suppliers to pay exorbitant rates for continued access to semiconductors and could have a material and adverse effect on Chijet’s business, prospects and results of operations. In addition, prices and transportation expenses for these materials fluctuate depending on many factors beyond Chijet’s control, including fluctuations in supply and demand, currency fluctuations, tariffs and taxes, fluctuations and shortages in petroleum supply, freight charges, the ongoing COVID-19 pandemic and other economic and political factors. Substantial increases in the prices for Chijet’s materials or prices charged to Chijet, such as those charged by battery cell or semiconductor suppliers, would increase Chijet’s operating costs, and could reduce Chijet’s margins if it cannot recoup the increased costs through increased prices. Any attempt to increase product prices in response to increased material costs could result in cancellations of orders and reservations and materially and adversely affect Chijet’s brand, image, business, results of operations, prospects and financial condition.

The success and growth of Chijet’s business depends upon its ability to continuously and rapidly innovate, develop and market new products and there are significant risks related to future market adoption of Chijet’s products. Chijet’s limited operating history of NEVs makes evaluating its business and future prospects difficult and may increase the risk of your investment.

The success and growth of Chijet’s business depends upon its ability to continuously and rapidly innovate, develop and market new products, and there are significant risks related to future market adoption of Chijet’s products and government programs incentivizing consumers to purchase electric vehicles. Chijet has a limited operating history in NEVs and operates in a rapidly evolving and highly regulated market. Chijet has encountered and expects to continue to encounter risks and uncertainties frequently experienced by early-stage companies in rapidly changing markets, including risks relating to its ability to, among other things:

●	successfully launch commercial production and sales of its vehicles on the timing and with the specifications Chijet has planned;

●	hire, integrate and retain professional and technical talent, including key members of management;

●	continue to make significant investments in research, development, manufacturing, marketing and sales;

●	successfully obtain, maintain, protect and enforce its intellectual property and defend against claims of intellectual property infringement, misappropriation or other violations;

●	build a well-recognized and respected brand;

●	establish and refine its commercial manufacturing capabilities and distribution infrastructure;

●	establish and maintain satisfactory arrangements with its strategic partners and suppliers;

●	establish and expand a customer base;

●	navigate an evolving and complex regulatory environment;

●	anticipate and adapt to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape; and

●	successfully design, build, manufacture and market new models of electric vehicles at a profitable level in the future.

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Chijet operates in an intensely competitive market, which is generally cyclical and volatile. Should Chijet not be able to compete effectively against its competitors then it is likely to lose market share, which could have a material and adverse effect on the business, financial condition, results of operations and prospects of Chijet.

The global automotive market, particularly for NEVs, is highly competitive, and Chijet expects it will become even more so in the future. In recent years, the electric vehicle industry has grown, with several companies that focus completely or partially on the electric vehicle market. Chijet expects additional companies to enter this market within the next several years. Chijet also competes with established automobile manufacturers in the vehicle segment, many of which have entered or have announced plans to enter the alternative fuel and electric vehicle market with either fully electric or plug-in hybrid versions of their vehicles . Many of Chijet’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Chijet does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, servicing and support of their products. In addition, many of these companies have longer operating histories, greater name recognition, larger and more established research and development team and sales forces, broader customer and industry relationships and other resources than Chijet does. Chijet’s competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than it does. Chijet expects competition in its industry to significantly intensify in the future in light of increased demand for new energy vehicles, continuing globalization, favorable governmental policies and consolidation in the worldwide automotive industry. Chijet’s ability to successfully compete in its industry will be fundamental to its future success in existing and new markets. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Chijet to further volatility as it expands and adjusts its operations. Decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make Chijet’s products less attractive to customers. There can be no assurance that Chijet will be able to compete successfully in its markets.

Chijet’s business and prospects depend significantly on the Chijet and its subsidiaries’ brands. If Chijet is unable to maintain and enhance its brands and capture additional market share or if its reputation and business are harmed, it could have a material and adverse impact on Chijet’s business, financial condition, results of operations and prospects.

Chijet’s business and prospects will heavily depend on its ability to develop, maintain and strengthen the “Chijet”, “Shandong Baoya” and “FAW Jilin” brands associated with design, affordability, sustainability and technological excellence. Promoting and positioning its brands will likely depend significantly on Chijet’s ability to provide a consistently high-quality customer experience. To promote its brands, Chijet may be required to change or expand its customer development and branding practices, which could result in substantially increased expenses, including the need to develop direct sale network, as well as to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in Chijet’s brands. Chijet’s ability to successfully position its brands could also be adversely affected by perceptions about the quality of its competitors’ vehicles or its competitors’ success. For example, certain of Chijet’s competitors have been subject to significant scrutiny for incidents involving their self-driving technology and battery fires, which could result in similar scrutiny of Chijet.

In addition, from time to time, Chijet’s vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare Chijet unfavorably to competitors could adversely affect consumer perception about its vehicles and reduce demand for its vehicles, which could have a material and adverse effect on Chijet’s business, results of operations, prospects and financial condition.

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Chijet’s sales will depend in part on its ability to establish and maintain confidence in its business prospects among consumers, analysts and others within its industry.

Consumers may be less likely to purchase Chijet’s products if they do not believe that its business will succeed or that its operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Chijet if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, Chijet must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including Chijet’s limited operating history in NEVs, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and Chijet’s production and sales performance compared with market expectations. Many of these factors are largely outside of Chijet’s control, and any negative perceptions about Chijet’s business prospects, even if exaggerated or unfounded, would likely harm its business and make it more difficult to raise additional capital in the future. In addition, a significant number of NEV companies have recently entered the automotive industry, which is an industry that has historically been associated with significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including Chijet, and further challenging customer, supplier and analyst confidence in Chijet’s business prospects.

The automotive industry has significant barriers to entry that Chijet must overcome in order to manufacture and sell electric vehicles at scale.

The automobile industry is characterized by significant barriers to entry, including large capital requirements, investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. Since Chijet is focused on electric vehicles, it faces a variety of added challenges to entry that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with selling and servicing electric vehicles, regulations associated with the transport of batteries, the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. If Chijet is not able to overcome these barriers, its business, prospects, results of operations and financial condition will be negatively impacted, and its ability to grow its business will be harmed.

Chijet may be unable to adequately control the substantial costs associated with its operations.

Chijet will require significant capital to develop and grow its business, and will need to seek new financing in the future. Chijet has incurred and expects to continue to incur significant expenses, including leases, sales and distribution expenses as its builds its brand and markets its vehicles; expenses relating to developing and manufacturing its vehicles; tooling and expanding its manufacturing facilities; research and development expenses, raw material procurement costs; and general and administrative expenses as it scales its operations and incurs the costs of being a public company. In addition, Chijet expects to incur significant costs servicing and maintaining customers’ vehicles, including establishing its service operations, partnerships with service providers and facilities. These expenses could be significantly higher than Chijet currently anticipates. In addition, any delays in the start of testing or production, obtaining necessary equipment or supplies, expansion of Chijet’s manufacturing facilities or manufacturing agreements, or the procurement of permits and licenses relating to Chijet’s expected manufacturing, sales and distribution model could significantly increase Chijet’s expenses. In such event, Chijet could be required to seek additional financing earlier than it expects, and such financing may not be available on commercially reasonable terms, or at all.

In the longer term, Chijet’s ability to become profitable in the future will depend on its ability not only to control costs, but also to sell in quantities and at prices sufficient to achieve its expected margins. If Chijet is unable to cost-efficiently develop, design, manufacture, market, sell, distribute and service its vehicles, its margins, profitability and prospects would be materially and adversely affected.

Chijet has incurred net losses each year since its inception. As of June 30, 2022, Chijet’s accumulated deficit was about $194 million. Chijet expects to continue this trend in the foreseeable future as it:

●	continues to design and develop its vehicles;

●	builds up inventories of parts and components for its vehicles;

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●	Completed its planned construction and manufactures an available inventory of its vehicles;

●	develops and deploys vehicle servicing partnerships;

●	expands its design, research, development, maintenance and repair capabilities;

●	increases its sales and marketing activities and develops its distribution infrastructure; and

●	expands its general and administrative functions to support its growing operations and status as a public company.

If Chijet’s product development or commercialization is delayed, its costs and expenses may be significantly higher than it currently expects. Because Chijet will incur the costs and expenses from these efforts before it receives any incremental revenues with respect thereto, Chijet expects its losses in future periods will be significant.

Chijet’s independent registered public accounting firm has included an explanatory paragraph relating to Chijet’s ability to continue as a going concern in its report on Chijet’s audited consolidated financial statements included in this proxy statement/prospectus.

Chijet’s audited consolidated financial statements were prepared assuming that Chijet Group will continue as a going concern. However, the report of Chijet’s independent registered public accounting firm included elsewhere in this proxy statement/prospectus contains an explanatory paragraph on Chijet’s consolidated financial statements stating there is substantial doubt about its ability to continue as a going concern, meaning that Chijet may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit Chijet’s ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow Chijet to continue as a going concern. The perception that Chijet may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Chijet’s business due to concerns about its ability to meet contractual obligations.

Based on current operating plans, assuming successful completion of the Business Combination, availability of short-term and long-term equity and debt financing arrangements and financial support from existing Chijet shareholders, who may provide Chijet additional equity financing in the case Chijet is not able to meet financial liabilities, Chijet believes that it has resources to fund its operations for at least the next twelve months, but may require further funds to finance its activities thereafter. Chijet may also consider potential financing options with banks or other third parties. In the event the Business Combination is not completed as expected, Chijet Group may need to consider alternative arrangements and such arrangements could have a potentially significant negative impact on its ability to continue its operations.

Chijet depends on revenue generated from a limited number of models and expects this to continue in the foreseeable future.

Chijet currently depends on revenue generated from R-Series vehicle models, V-Series and T-Series, and in the foreseeable future will be significantly dependent on a limited number of models. Although Chijet has other vehicle models on its product pipeline, it currently does not expect to introduce another vehicle model for sale until March 31, 2023 or later. Chijet expects to rely on sales from HEV and EV, among other sources of financing, for the capital that will be required to develop and commercialize those subsequent models (see “—Risks Related to Financing and Strategic Transactions—Chijet will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.”). To the extent that the development or the production of Chijet’s vehicles are delayed or reduced, or if the vehicles are not well-received by the market for any reason, Chijet’s revenues and cash flow would be adversely affected and it may need to seek additional financing earlier than it expects, and such financing may not be available to it on commercially reasonable terms, or at all.

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Chijet relies on its partnerships with vehicle charging networks to provide charging solutions for its vehicles.

Demand for Chijet’s vehicles will also depend in part on the availability of charging infrastructure. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale. Chijet’s ability to generate customer loyalty and grow its business could be impaired by a lack of satisfactory access to charging infrastructure. To the extent Chijet is unable to meet user expectations or experiences difficulties in providing charging solutions, demand for its vehicles may suffer, and Chijet’s reputation and business may be materially and adversely affected.

Chijet relies on its distributors and third-party service providers for servicing its vehicles and on their systems. If Chijet is unable to adequately address the service requirements of its customers, Chijet’s business, prospects, financial condition and results of operations may be materially and adversely affected.

Chijet’s certain distributors and third-party service providers have limited experience servicing or repairing Chijet vehicles. This risk is enhanced by Chijet’s limited operating history and its limited data regarding its vehicles’ real-world reliability and service requirements. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. As such, there can be no assurance that Chijet’s service arrangements adequately address the service requirements of its customers to their satisfaction, or that Chijet and its servicing partners have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of vehicles Chijet delivers increases. In addition, if Chijet is unable establish a widespread service network that provides satisfactory customer service, its customer loyalty, brand and reputation could be adversely affected, which in turn could materially and adversely affect its sales, results of operations, prospects and financial condition.

In addition, the motor vehicle industry laws in many jurisdictions require that service facilities be available to service vehicles physically sold from locations in the state. While Chijet anticipates developing a service program that would satisfy regulatory requirements in these circumstances, the specifics of its service program are still in development, and at some point may need to be restructured to comply with state law, which may impact Chijet’s business, financial condition, results of operations and prospects.

Chijet’s customers will also depend on Chijet’s customer support team to resolve technical and operational issues relating to the integrated software underlying its vehicles. As Chijet grows, additional pressure may be placed on its customer support team or partners, and Chijet may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Chijet also may be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Chijet’s results of operations. If Chijet is unable to successfully address the service requirements of its customers, or if it establishes a market perception that it does not maintain high-quality support, its brand and reputation could be adversely affected, and it may be subject to claims from its customers, which could result in loss of revenue or damages, and its business, results of operations, prospects and financial condition could be materially and adversely affected.

If Chijet’s vehicles fail to perform as expected, its ability to develop, market and sell its products could be harmed.

Chijet’s vehicles may contain defects in components, software, design or manufacture that may cause them not to perform as expected or that may require repairs, recalls and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Chijet’s vehicles use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors. If Chijet’s vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of Chijet’s vehicles take longer than expected to become available, are legally restricted or become subject to additional regulation, Chijet’s ability to develop, market and sell its products and services could be harmed. Efforts to remedy any issues Chijet observes in its products could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, Chijet’s limited operating history and limited field data reduce its ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of its battery packs, powertrains and vehicles. There can be no assurance that Chijet will be able to detect and fix any defects in its products prior to their delivery to customers.

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Any defects, delays or legal restrictions on vehicle features, or other failure of Chijet’s vehicles to perform as expected, could harm Chijet’s reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material and adverse impact on Chijet’s business, results of operations, prospects and financial condition. As a newer entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to Chijet. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for Chijet’s vehicles.

In addition, even if its vehicles function as designed, Chijet expects that the battery efficiency, and hence the range, of its electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require Chijet to limit vehicles’ battery charging ability for safety reasons or to protect battery capacity, which could further decrease Chijet’s vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. There can be no assurance that Chijet will be able to improve the performance of its battery packs, or increase its vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase Chijet’s vehicles and negatively impact its brand and reputation, which could adversely affect Chijet’s business, prospects, results of operations and financial condition.

Chijet must develop complex software and technology systems, including in coordination with its strategic partners, vendors and suppliers, in order to produce its electric vehicles, and there can be no assurance such systems will be successfully developed.

Chijet’s vehicles use a substantial amount of externally developed and in-house software and complex technological hardware to operate, some of which is still subject to further development and testing. The development and implementation of such advanced technologies is inherently complex, and Chijet will need to coordinate with its vendors and suppliers in order to integrate such technology into its electric vehicles and ensure it interoperates with other complex technology as designed and as expected. Chijet may fail to detect defects and errors that are subsequently revealed, and its control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, Chijet’s technology, could result in, among other things:

●	delayed production and delivery of Chijet’s vehicles;

●	delayed market acceptance of Chijet’s vehicles;

●	loss of customers or the inability to attract new customers;

●	diversion of engineering or other resources for remedying the defect or error;

●	damage to Chijet’s brand or reputation;

●	increased service and warranty costs;

●	legal action by customers or third parties, including product liability claims; and

●	penalties imposed by regulatory authorities.

In addition, if Chijet is unable to develop the software and technology systems necessary to operate its vehicles, Chijet’s competitive position will be harmed. Chijet relies on its strategic partners and suppliers to develop a number of technologies for use in its products, including hybrid system installed in Chijet vehicles and independent developers developing third-party apps for Chijet vehicles. There can be no assurances that Chijet’s strategic partners and suppliers will be able to meet the technological requirements, production timing and volume requirements to support Chijet’s business plan. Furthermore, Chijet may not be able to acquire exclusive intellectual property rights for such developed technologies and hardware. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics Chijet anticipates in its business plan, which could materially and adversely affect Chijet’s business, prospects and results of operations.

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Chijet’s vehicle production relies heavily on complex machinery and involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Chijet’s vehicle production relies heavily on complex machinery and involves a significant degree of uncertainty and risk in terms of operational performance and costs. The existing plants and the planned manufacturing plants for Chijet’s vehicles will consist of large-scale machinery combining many components. These manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed.

Unexpected malfunctions of the manufacturing plant components may significantly affect the intended operational efficiency of Chijet. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Chijet’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative enforcement actions and fines, increased insurance costs and potential legal liabilities, all which could have a material and adverse effect on Chijet’s business, results of operations, cash flows, financial condition or prospects.

Chijet relies on its partners to manufacture parts of the vehicles and these partners may have limited experience in producing electric vehicles. Further, Chijet relies on sufficient production capacity being available and/or allocated to it by its partners in order to manufacture parts of its vehicles. Delays in the timing of expected business milestones and commercial launches, including Chijet’s ability to mass produce its electric vehicles and/or complete and/or expand its manufacturing capabilities, could materially and adversely affect Chijet’s business, financial condition, results of operations and prospects.

Although Chijet currently has manufacturing facilities, Chijet may rely on its contract manufacturing arrangements with its partners to manufacture parts of current and future Chijet models. Chijet cannot provide any assurance as to whether its partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply that will enable Chijet to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market its vehicles. Even if Chijet’s partners are successful in developing high volume production capabilities and processes and reliably source their component supplies, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their and Chijet’s control such as problems with suppliers and vendors, or force majeure events, or in time to meet Chijet’s commercialization schedules or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within Chijet’s projected costs and timelines could have a material and adverse effect on its business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges may also arise as Chijet ramps production, and it will be important that Chijet address these challenges promptly while continuing to control its manufacturing costs. If Chijet is not successful in doing so, or if it experiences issues with its manufacturing process improvements, it could face delays in establishing and/or sustaining its production ramps or be unable to meet its related cost and profitability targets.

Chijet faces risks associated with international operations, including tariffs and unfavorable regulatory, political, tax and labor conditions, which could materially and adversely affect its business, financial condition, results of operations and prospects.

As part of its growth strategy, Chijet intends to expand its sales, maintenance and repair services and manufacturing activities to new countries in the coming years. However, Chijet has limited experience to date manufacturing, selling or servicing its vehicles, and such expansion would require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. Chijet is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell, service and manufacture its vehicles and require significant management attention. These risks include:

●	conforming Chijet’s vehicles to various international regulatory requirements where its vehicles are sold, or homologation;

●	establishing localized supply chains and managing international supply chain and logistics costs;

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●	establishing sufficient charging points for Chijet’s customers in those jurisdictions, via partnerships or, if necessary, via development of its own charging networks;

●	difficulty in staffing and managing foreign operations;

●	difficulties attracting customers in new jurisdictions;

●	difficulties establishing international manufacturing operations, including difficulties establishing relationships with or establishing localized supplier bases and developing cost-effective and reliable supply chains for such manufacturing operations;

●	taxes, regulations and permit requirements, including taxes imposed by one taxing jurisdiction that Chijet may not be able to offset against taxes imposed upon it in another relevant jurisdiction, and foreign tax and other laws limiting its ability to repatriate funds to another relevant jurisdiction;

●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any forward currency contracts, interest rate swaps or other hedging activities Chijet undertakes;

●	United States and foreign government trade restrictions, tariffs and price or exchange controls;

●	foreign labor laws, regulations and restrictions;

●	changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

●	political instability, natural disasters, pandemics (including the ongoing COVID-19 pandemic), war or events of terrorism; and

●	the strength of international economies.

If Chijet fails to successfully address these risks, its business, prospects, results of operations and financial condition could be materially harmed.

The growing presence increases Chijet’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down, particularly in view of the effects of government actions to address the effects of the COVID-19 pandemic, including significant closures of businesses in 2022. For example, prolonged government mandated quarantines and lockdowns in China during 2022 due to further outbreaks of COVID-19 has resulted in delays in the production and delivery of such critical components and delayed production of Chijet vehicles. Please also see “Summary of the Proxy Statement/Prospectus—The Parties to the Business Combination—Chijet—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Chijet vehicles by supplies and their impact on anticipated Chijet car volumes. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on Chijet. For example, Chijet’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Higher inflation could adversely affect Chijet’s results of operations and financial condition. Furthermore, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the Chinese government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Chijet’s products and services, and consequently have a material and adverse effect on Chijet’s businesses, financial condition and results of operations.

It is unclear whether and how Chijet’s current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on Chijet’s operations and business development.

Additionally, the legal system in China is not fully developed and there are inherent uncertainties that may affect the protection afforded to Chijet for its business and activities in China that are governed by the Chinese laws and regulations. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for Chijet than in more developed legal systems. These uncertainties may impede Chijet’s ability to enforce contracts and could materially and adversely affect Chijet’s business, financial condition and results of operations.

The Chinese government may intervene in or influence Chijet’s and Chijet’s partners’ operations in China at any time, which could result in a material change in Chijet’s operations and ability to produce vehicles

The Chinese government exerts substantial influence, discretion, oversight and control over the manner in which companies incorporated under the laws and regulations of China must conduct their business activities, including activities relating to overseas offerings of securities and/or foreign investments in such companies. Chijet is incorporated under the laws of Cayman Islands and has subsidiaries with operations in mainland China. That may result in a material adverse change in Chijet’s and its partners’ operations and cause the value of Chijet’s securities to significantly decline or be worthless.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and Chijet, albeit not engaging in such industries, cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding Chijet’s industry that could require Chijet and its partners to seek permission from Chinese authorities to continue operating, which may adversely affect Chijet’s business, financial condition and results of operations.

Changes in Chinese policies, regulations and rules may be quick with little advance notice and the enforcement of laws of the Chinese government is uncertain and could have a significant impact upon Chijet’s and its partners’ ability to operate profitably.

Chijet relies on its operations and facilities located in China. Accordingly, economic, political and legal developments in China will significantly affect Chijet’s business, financial condition, results of operations and prospects. Policies, regulations, rules and the enforcement of laws of the Chinese government can have significant effects on economic conditions in China and the ability of businesses to operate profitably. Chijet’s ability to operate profitably may be adversely affected by rapid and unexpected changes in policies by the Chinese government, including changes in laws, regulations, their interpretation and their enforcement.

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Chijet may be adversely affected by the complexity, uncertainties and changes in the regulations on internet-related business, automotive businesses and other business carried out by Chijet’s operating entities in China.

The Chinese government extensively regulates the internet and automotive industries and other business carried out by Chijet’s operating entities in China. Such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Several regulatory authorities in China, such as the State Administration for Market Regulation, the National Development and Reform Commission, the Ministry of Industry and Information Technology and the Ministry of Commerce, oversee different aspects of the electric vehicle business, and Chijet’s operating entities in China are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with their operations in China. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the electric vehicle industry is relatively immature in China, and the government has not adopted a clear regulatory framework to regulate the industry.

There are substantial uncertainties regarding the interpretation and application of the existing laws, regulations and policies and possible new laws, regulations or policies in China relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that Chijet will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing permits and licenses or obtain new ones. In the event that the Chinese government considers that Chijet was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of Chijet’s business, the Chinese government has the power, among other things, to levy fines, confiscate Chijet’s income, revoke its business licenses and require Chijet to discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the Chinese government may have a material and adverse effect on Chijet’s business, prospects, financial condition and results of operations.

If Chijet updates or discontinues the use of its manufacturing equipment more quickly than expected, it may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in Chijet’s depreciation could negatively affect its financial results.

Chijet has invested and expects to continue to invest significantly in what it believes is necessary, including tooling, machinery and other manufacturing equipment, and Chijet depreciates the cost of such equipment over its expected useful lives. However, manufacturing technology may evolve rapidly, and Chijet may decide to update its manufacturing processes more quickly than expected. Moreover, as Chijet ramps the commercial production of its vehicles, Chijet’s experience may cause it to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and Chijet’s results of operations could be negatively impacted.

Chijet’s operating and financial results forecasts and projections rely in large part upon assumptions and analyses developed by it. If the assumptions or analyses that Chijet made in connection with its projections and forecasts prove to be incorrect, Chijet’s actual results of operations may be materially different from its forecasted results.

Any projections appearing elsewhere in this proxy statement/prospectus, reflect Chijet’s estimates of future performance as June 30, 2022, incorporating certain financial and operational assumptions based on information available at the time the forecasts were made and should not be regarded as an indication that Chijet or any other recipient of this information considered, or now considers, it to be predictive of actual future results. In addition, such projections incorporate assumptions relating to (a) sales volumes and revenues, which could be significantly impacted by economic events and consumer demand for Chijet’s vehicles, (b) Chijet’s expectation to complete its construction of new plants, which could be impacted by government approvals, fund and time constraints and other factors, (c) projected growth in the NEV market; and (d) Chijet’s ability to start and scale production of its electric vehicles, and introduce new models, on the timeline and at the quantities planned.

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In addition, the projected financial and operating information incorporates assumptions about Chijet’s ability to maintain an effective cost structure, which could be impacted by the prices of commodities and other inputs, wage inflation, logistics costs, infrastructure and utilities costs, the costs of specialized equipment and tooling, research and development costs, facilities costs and numerous other factors. These assumptions were preliminary and there can be no assurance that the actual results upon which Chijet’s assumptions were based will be in line with its expectations at the time the forecasts were made. As an early-stage company in a rapidly evolving industry, Chijet has limited data on which to base its projections of its future performance and has limited experience forecasting revenues and volumes. The projections also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the projections. Whether actual operating and financial results and business developments will be consistent with the expectations and assumptions reflected in the projections depend on a number of factors, many of which are outside of Chijet’s control, including, but not limited to, the risks and uncertainties described elsewhere in this section. If Chijet fails to meet its own financial or operating forecasts, including those relating to development of new models, volumes and revenues, or those of securities analysts, the value of the Post-Combination Company’s securities could be significantly and adversely affected.

Chijet’s adoption of a traditional dealer distribution network combined with a direct sale approach could limit opportunities to generate sales.

Chijet does leverage the existing network of dealers partnered with FAW Jilin as a pipeline of potential operators of Chijet Locations or distributors (depending on the distribution approach in each region). Moreover, Chijet competes with automakers with well-established distribution channels. If Chijet’s adoption of a traditional dealer distribution network combined with a direct sale approach results in lost opportunities to generate sales, it could limit Chijet’s ability to grow. Chijet’s expansion of its network of retail locations and service points may not fully meet users’ expectations. Chijet’s success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies. Implementing its business model is subject to numerous challenges, including obtaining permits and approvals from government authorities, and Chijet may not be successful in addressing these challenges.

Insufficient reserves to cover future warranty or part replacement needs or other vehicle repair requirements, including any potential software upgrades, could have a material and adverse effect on Chijet’s business, prospects, financial condition and results of operations.

Chijet provides a manufacturer’s warranty on all vehicles, components and systems it sells. Chijet needs to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. Warranty reserves will include Chijet’s management team’s best estimate of the projected costs to repair or to replace items under warranty. Such estimates are inherently uncertain, particularly in light of Chijet’s limited operating history and the limited field data available to it, and changes to such estimates based on real-world observations may cause material changes to Chijet’s warranty reserves in the future. If Chijet’s reserves are inadequate to cover future maintenance requirements on its vehicles, its business, prospects, financial condition and results of operations could be materially and adversely affected. Chijet may become subject to significant and unexpected expenses as well as claims from its customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims. In addition, if future laws or regulations impose additional warranty obligations on Chijet that go beyond Chijet’s manufacturer’s warranty, Chijet may be exposed to materially higher warranty, parts replacement and repair expenses than it expects, and its reserves may be insufficient to cover such expenses.

Chijet may be subject to risks associated with advanced driver assistance system technology. Chijet is also working on adding autonomous driving technology to its vehicles and expects to be subject to the risks associated with this technology. Chijet cannot guarantee that its vehicles will achieve its targeted assisted or autonomous driving functionality within its projected timeframe, or ever.

Chijet’s vehicles are planned to be designed with the advanced driver assistance system (“ADAS”) hardware, and Chijet expects to launch automation functionalities and additional capabilities, including autonomous driving (“AD”), over time. ADAS/AD technologies are emerging and subject to known and unknown risks, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction, and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. In addition, self-driving technologies are the subject of intense public scrutiny and interest, and previous accidents involving autonomous driving features in other vehicles, including alleged failures or misuse of such features, have generated significant negative media attention and government investigations. To the extent accidents associated with Chijet’s ADAS or AD technologies occur, Chijet could be subject to significant liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect Chijet’s results of operations, financial condition and growth prospects.

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In addition, Chijet faces substantial competition in the development and deployment of ADAS/AD technologies. Many of Chijet’s competitors and established automakers devoted significant time and resources to developing ADAS/AD technologies. If Chijet is unable to develop competitive or more advanced ADAS/AD technologies in-house or acquire access to such technology via partnerships or investments in other companies or assets, it may be unable to equip its vehicles with competitive ADAS/AD features, which could damage its brand, reduce consumer demand for its vehicles or trigger cancellations of reservations and could have a material and adverse effect on its business, results of operations, prospects and financial condition. ADAS/AD technologies are also subject to considerable regulatory uncertainty, which exposes Chijet to additional risks.

Uninsured losses, including losses resulting from product liability, accidents, acts of God and other claims against Chijet, could result in payment of substantial damages, which would decrease Chijet’s cash reserves and could harm its cash flow and financial condition.

In the ordinary course of business, Chijet may be subject to losses resulting from product liability, accidents, acts of God and other claims against it, for which it may have no insurance coverage. While Chijet currently carries commercial general liability, commercial automobile liability, excess liability, product liability, crime, cargo stock throughput, property, workers’ compensation, employment practices, production and directors’ and officers’ insurance policies, it may not maintain as much insurance coverage as other companies do, and in some cases, it may not maintain any at all. Additionally, the policies it does have may include significant deductibles, and it cannot be certain that its insurance coverage will be sufficient to cover all or any future claims against it. A loss that is uninsured or exceeds policy limits may require Chijet to pay substantial amounts, which could adversely affect its financial condition and results of operations. Further, insurance coverage may not continue to be available to Chijet or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in Chijet’s risk profile in the future.

Chijet’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within Chijet’s vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Any such events or failures of Chijet’s vehicles, battery packs or warning systems could subject Chijet to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve Chijet’s vehicles, could seriously harm Chijet’s business and reputation.

Moreover, any failure of a competitor’s electric vehicle or energy storage product, as well as the mishandling of battery cells or a safety issue or fire or related to the cells at partners’ manufacturing facilities, may cause indirect adverse publicity for Chijet and its products. Such adverse publicity could negatively affect Chijet’s brand and harm its business, prospects, results of operations and financial condition.

Chijet’s ability to generate meaningful product revenue will depend on consumer adoption of electric vehicles. However, the market for electric vehicles is still evolving and changes in governmental programs incentivizing consumers to purchase electric vehicles, fluctuations in energy prices, the sustainability of electric vehicles and other regulatory changes might negatively impact adoption of electric vehicles by consumers. If the pace and depth of electric vehicle adoption develops more slowly than Chijet expects, its revenue may decline or fail to grow, and Chijet may be materially and adversely affected.

Chijet is focusing on developing electric vehicles and, accordingly, its ability to generate meaningful product revenue will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as Chijet expects or develops more slowly than it expects, or if there is a decrease in consumer demand for electric vehicles, Chijet’s business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulations (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Chijet’s electric vehicles in particular.

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In addition, demand for electric vehicles may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives like tax credits, prices of raw materials and parts and components, cost of fuel or electricity, availability of consumer credit and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Chijet’s business, prospects, financial condition and results of operations. Further, sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Chijet to increased volatility, especially as it expands and adjusts its operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact Chijet as a newer entrant in an industry that has globally been experiencing a recent decline in sales.

Other factors that may influence the adoption of electric vehicles include:

●	perceptions about electric vehicle quality, safety, design, performance and cost;

●	perceptions about the limited range over which electric vehicles may be driven on a single battery charge;

●	perceptions about the total cost of ownership of electric vehicles, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

●	concerns about electric grid capacity and reliability;

●	perceptions about the sustainability and environmental impact of electric vehicles, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;

●	the availability of other alternative fuel vehicles, including plug-in hybrid electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the quality and availability of service for electric vehicles, especially in international markets;

●	volatility in the cost of oil, gasoline and electricity;

●	government regulations and economic incentives promoting fuel efficiency and alternative forms of energy;

●	access to charging stations and the cost to charge an electric vehicle, especially in international markets, and related infrastructure costs and standardization;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

●	macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Chijet’s electric vehicles in particular, either of which would materially and adversely affect Chijet’s business, results of operations, financial condition and prospects.

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Developments in electric vehicle or alternative fuel technology or improvements in the internal combustion engine may adversely affect the demand for Chijet’s vehicles.

Chijet may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Significant developments in alternative technologies, such as alternative battery cell technologies, hydrogen fuel cell technology, advanced gasoline, ethanol or natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Chijet’s business and prospects in ways it does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to the technologies in Chijet’s electric vehicles. Any failure by Chijet to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenues and a loss of market share to competitors. In addition, Chijet expects to compete in part on the basis of its vehicles’ range, efficiency, charging speeds and performance, and improvements in the technology offered by competitors could reduce demand for Chijet’s vehicles. As technologies change, Chijet plans to upgrade or adapt its vehicles and introduce new models that reflect such technological developments, but its vehicles may become obsolete, and its research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. Additionally, as new companies and larger, existing vehicle manufacturers continue to enter the electric vehicle space, Chijet may lose any technological advantage it may have and suffer a decline in its competitive position. Any failure by Chijet to successfully react to changes in existing technologies or the development of new technologies could materially harm its competitive position and growth prospects.

The global COVID-19 outbreak and the global response could continue to affect Chijet’s business and operations.

The ongoing COVID-19 pandemic poses risks to Chijet’s business, including through its impact on general economic conditions; manufacturing and supply chain operations; stay-at-home orders; and global financial markets. The pandemic’s impact on economic conditions has led to a global decrease in vehicle sales in markets around the world. Its continued impact on the economy, even after the pandemic has subsided, could lead consumers to further reduce spending, delay purchases of Chijet’s vehicles or cancel their orders for Chijet’s vehicles. Because of Chijet’s brand positioning and pricing, an economic downturn is likely to have a heightened adverse effect on it, compared to many of its electric vehicle and traditional automotive industry competitors, to the extent that consumer demand for luxury goods is reduced in favor of lower-priced alternatives. Any economic recession or other downturn could also cause logistical challenges and other operational risks if any of Chijet’s suppliers, sub-suppliers or partners becomes insolvent or is otherwise unable to continue its operations. Further, the immediate or prolonged effects of the COVID-19 pandemic could significantly affect government finances and, accordingly, the continued availability of incentives related to electric vehicle purchases and other governmental support programs.

The spread of COVID-19 has also periodically disrupted the manufacturing operations of other vehicle manufacturers and their suppliers. Any such disruptions to Chijet or to its suppliers could result in delays and could negatively affect its production volume. Please also see “Summary of the Proxy Statement/Prospectus—The Parties to the Business Combination—Chijet—Recent Developments” for more information on government mandated quarantines and lockdowns in China due to COVID-19, their impact on the production and timely delivery of critical components for Chijet vehicles by supplies and their impact on anticipated Chijet car volumes.

The pandemic has resulted in the imposition of travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders and business shutdowns. These measures pose numerous operational risks and logistical challenges to Chijet’s business. In addition, regional, national and international travel restrictions may result in adverse impacts to Chijet’s supply chain. Further, Chijet’s sales and marketing activities have been, and may in the future be, adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. The transition of Chijet’s personnel to a mostly remote workforce has also increased demand on its information technology resources and systems and increased data privacy and cybersecurity risks. These restrictive measures could be in place for a significant period of time and may be reinstituted or replaced with more burdensome restrictions if conditions deteriorate, which could adversely affect Chijet’s manufacturing and sales and distribution plans and timelines.

In addition, the COVID-19 pandemic has resulted in extreme volatility in the global financial markets, which could increase Chijet’s cost of capital or limit its ability to access financing when needed. Broader impacts of the pandemic also include inflationary pressure, which impacts the cost at which Chijet can manufacture vehicles. The severity, magnitude and duration of the COVID-19 pandemic and its economic and regulatory consequences are rapidly changing and uncertain. Accordingly, Chijet cannot predict the ultimate impact of the COVID-19 pandemic on its business, financial condition and results of operations.

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Chijet’s facilities or operations could be and have been adversely affected by events outside of its control, such as natural disasters, wars, health epidemics or pandemics or security incidents.

Chijet may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of its control. Further, if major disasters such as earthquakes, wildfires, tornadoes or other events occur, or if Chijet’s information system or communications network breaks down or operates improperly, Chijet’s facilities and manufacturing may be seriously damaged or affected, or Chijet may have to stop or delay production and shipment of its products. In addition, the ongoing COVID-19 pandemic has impacted economic markets, manufacturing operations, supply chains, employment and consumer behavior in nearly every geographic region and industry across the world, and Chijet has been, and may in the future be, adversely affected as a result. Furthermore, Chijet could be impacted by physical security incidents at its facilities, which could result in significant damage to such facilities that could require Chijet to delay or discontinue production of its vehicles. Chijet may incur significant expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, results of operations and financial condition.

The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, including sanctions that could adversely affect Chijet’s business prospects and results of operations.

Russia and Ukraine are not Chijet markets, and there are no plans to launch in either market in the near future. Nevertheless, the uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine may weaken demand for Chijet’s vehicles, which could make it difficult for Chijet to forecast its financial results and manage its inventory levels. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers’ buying patterns, adversely impact operations of our suppliers, or interrupt Chijet’s ability to source products from this region. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, Chijet’s operations and could create or exacerbate risks facing Chijet’s business.

While we do not believe that we have any “Tier 1” suppliers from Russia, car production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on our business and results of operations. In the event geopolitical tensions deteriorate further or fail to abate, additional governmental sanctions may be enacted that could adversely impact the global economy, banking and monetary systems, markets, and the operations of Chijet and its suppliers.

If vehicle owners customize Chijet vehicles or change the infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm Chijet’s business.

Automobile enthusiasts may seek to alter Chijet’s vehicles to modify their performance, which could compromise vehicle safety systems. Also, customers may customize their vehicles with after-market parts that can compromise driver safety. Chijet does not test, nor does it endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of Chijet’s vehicles and any injuries resulting from such modifications could result in adverse publicity that would negatively affect Chijet’s brand and harm its business, prospects, financial condition and operating results.

Risks Related to Cybersecurity and Data Privacy

Chijet relies on its IT systems and any material disruption to its IT systems could have a material and adverse effect on Chijet.

The availability and effectiveness of Chijet’s services depend on the continued operation of its information technology and communications systems. Chijet relies on its IT systems, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm its systems. Chijet’s products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies.

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Any unauthorized control or manipulation of Chijet’s products, digital sales tools and systems could result in loss of confidence in Chijet and its products.

Chijet’s products contain complex information technology systems. Chijet expects to collect, store, transmit and otherwise process data from vehicles, customers, employees and other third parties as part of its business operations, which may include personal data or confidential or proprietary information. Chijet also works with third parties that collect, store and process such data on its behalf and also uses digital tools to sell vehicles to its customers. Chijet has created a foundation of security polices and an information security directive and is in the process of creating and testing information security policies to deployed systems. Chijet is creating measures to implement such policies, including encryption technologies, to prevent unauthorized access and plans to continue deploying additional security measures as it grows. Chijet’s third-party service providers and vendors will also be obliged to take steps to protect the security and integrity of Chijet’s and their information technology systems and Chijet’s and their customers’ information. However, there can be no assurance that such systems and measures will not be compromised as a result of intentional misconduct, including by employees, contractors or vendors, as well as by software bugs, human error or technical malfunctions.

Furthermore, hackers may in the future attempt to gain unauthorized access to, modify, alter and use Chijet’s vehicles, products, digital sales tools and systems to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, Chijet’s vehicles, products, digital sales tools and systems. Advances in technology, an increased level of sophistication and diversity of Chijet’s products, digital sales tools and services, an increased level of expertise of hackers and new discoveries in the field of cryptography could lead to a compromise or breach of the measures that Chijet or its service providers uses. Chijet and its service providers’ systems have in the past and may in the future be affected by security incidents. Chijet’s systems are also vulnerable to damage or interruption from, among other things, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, ransomware, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm its products and systems. Chijet’s and its service providers’ or vendors’ data centers could be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of Chijet’s systems will not be fully redundant. Further, its disaster recovery planning is not yet fully developed and cannot account for all eventualities. Any problems at Chijet’s or its service providers’ or vendors’ data centers could result in lengthy interruptions in Chijet’s service. There can be no assurance that any security or other operational measures that Chijet or its service providers or vendors have implemented will be effective against any of the foregoing threats or issues.

If Chijet is unable to protect its products, digital sales tools and systems (and the information stored on such platforms) from unauthorized access, use, disclosure, disruption, modification, destruction or other breach, such problems or security breaches could have negative consequences for its business and future prospects, subjecting Chijet to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, incurring substantial costs to respond to, investigate and remedy such incidents, reducing customer demand for Chijet’s products, harming its reputation and brand and compromising or leading to a loss of protection of its intellectual property or trade secrets. In addition, regardless of their veracity, reports of unauthorized access to Chijet’s vehicles, systems or data, as well as other factors that may result in the perception that its vehicles, systems or data are capable of being “hacked,” could negatively affect Chijet’s brand. In addition, some members of the U.S. federal government, including certain members of Congress and the National Highway Traffic Safety Administration (“NHTSA”), have recently focused attention on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. In addition, the United Nations Economic Commission for Europe has introduced new regulations governing connected vehicle cybersecurity, which became effective in January 2021 and are expected to apply in the European Union to all new vehicle types beginning in July 2022 and to all new vehicles produced from July 2024. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect Chijet’s future business in Europe and other markets, and if such regulations or other future regulations are inconsistent with Chijet’s approach to automotive cybersecurity, Chijet would be required to modify its systems to comply with such regulations upon entry of such markets, which would impose additional costs and delays and could expose Chijet to potential liability to the extent its automotive cybersecurity systems and practices are inconsistent with such regulation.

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In addition, Chijet’s vehicles depend on the ability of software and hardware to store, retrieve, process and manage immense amounts of data. Chijet’s software and hardware, including any over-the-air or other updates, may contain, errors, bugs, design defects or vulnerabilities, and its systems may be subject to technical limitations that may compromise its ability to meet its objectives. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after code has been released for external or internal use. Although Chijet will attempt to remedy any issues it observes in its vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers. Additionally, if Chijet is able to deploy updates to the software addressing any issues, but its over-the-air update procedures fail to properly update the software, Chijet’s customers would then need to arrange for installing such updates to the software, and their software may be subject to deficiencies and vulnerabilities until they do so. Any compromise of Chijet’s intellectual property, proprietary information, systems or vehicles or inability to prevent or effectively remedy errors, bugs, vulnerabilities or defects in Chijet’s software and hardware may cause Chijet to suffer lengthy interruptions to its ability to operate its business and its customers’ ability to operate their vehicles, damage to Chijet’s reputation, loss of customers, loss of revenue, governmental fines, investigations or litigation or liability for damages, any of which could materially and adversely affect its business, results of operations, prospects and financial condition.

Data privacy concerns are generally increasing, which could result in new legislation, in negative public perception of Chijet’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Chijet’s business and product development plans.

In the course of its operations, Chijet collects, uses, stores, discloses, transfers and otherwise processes personal information from its customers, employees and third parties with whom it conducts business, including names, accounts, user IDs and passwords and payment or transaction related information. Additionally, Chijet uses its vehicles’ electronic systems to log information about vehicle use, such as charge time, battery usage, mileage and driving behavior, in order to aid it in vehicle diagnostics, repair and maintenance, as well as to help it customize and improve the driving experience.

Data privacy concerns of consumers are generally increasing, which could result in new legislation, in negative public perception of Chijet’s current data collection practices and certain of its services or technologies and/or in changing user behaviors that negatively affect Chijet’s business and product development plans.

Chijet is subject to evolving laws, regulations, standards, policies and contractual obligations related to data privacy, security and consumer protection, and any actual or perceived failure to comply with such obligations could harm Chijet’s reputation and brand, subject Chijet to significant fines and liability, or otherwise adversely affect its business.

Due to Chijet’s data collection practices, products, services and technologies, upon entries into relevant jurisdiction, Chijet will be subject to or affected by a number of federal, state, local and international laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of Chijet’s employees, customers and other third parties with whom Chijet conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on Chijet’s business, financial condition and results of operations.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Chijet may not be able to monitor and react to all developments in a timely manner. The European Union adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain privacy rights to individual persons whose data is collected. Compliance with existing, proposed and recently enacted laws and regulations (including implementation of the privacy and process enhancements called for under the GDPR and CCPA) can be costly, and any failure to comply with these regulatory standards could subject Chijet to legal and reputational risks.

Specifically, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages for violations and a private right of action for certain data breaches. The CCPA requires covered businesses to provide California residents with new privacy-related disclosures and new ways to opt-out of certain uses and disclosures of personal information. As Chijet expands its operations, the CCPA may increase its compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Additionally, effective in most respects starting on January 1, 2023, the California Privacy Rights Act (“CPRA”) will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

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Other jurisdictions have begun to propose similar laws. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Chijet may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause Chijet to incur substantial costs or require Chijet to change its business practices, including its data practices, in a manner adverse to its business. In particular, certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. Failure to comply with applicable laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against Chijet, which could result in substantial fines, damages and other liability as well as damage to Chijet’s reputation and credibility, which could have a negative impact on revenues and profits.

Chijet posts public privacy policies on its websites and provides privacy notices to the categories of persons whose personal information it collects, processes, uses or discloses. Although Chijet endeavors to comply with its published policies and other documentation, Chijet may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, Chijet may not be successful in achieving compliance if its employees, contractors, service providers, vendors or other third parties fail to comply with its published policies and documentation. Such failures could carry similar consequences or subject Chijet to potential local, state and federal action if they are found to be deceptive, unfair or misrepresentative of Chijet’s actual practices. Claims that Chijet has violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices could, even if Chijet is not found liable, be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and other third parties of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. In addition, Chijet’s agreements with certain customers may require it to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, penalties or fines, litigation and Chijet’s customers losing confidence in the effectiveness of its security measures, and could require it to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any of the foregoing could materially and adversely affect Chijet’s business, prospects, results of operations and financial condition.

Risks Related to Chijet’s Employees and Human Resources

Chijet’s ability to effectively manage its growth relies on the performance of highly skilled personnel, including its Chief Executive Officer Mu Hongwei, its senior management team and other key employees, and Chijet’s ability to recruit and retain key employees. The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair Chijet’s ability to expand its business.

Chijet’s success is substantially dependent upon the continued service and performance of its senior management team and key personnel with digital, technical and automotive expertise. Although Chijet anticipates that its management and key personnel will remain in place following the Business Combination, it is possible that Chijet could lose some key personnel. For example, Chijet is highly dependent on the services of Mu Hongwei, its Chief Executive Officer. Mr. Mu has a significant influence on and is a driver of Chijet’s business plan and business, design and technology development. If Mr. Mu were to discontinue his service to Chijet, Chijet would be significantly disadvantaged. The replacement of any members of Chijet’s senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of Chijet’s business objectives. Chijet’s future success also depends, in part, on its ability to continue to attract, integrate and retain highly skilled personnel.

Competition for highly skilled personnel is frequently intense. As with any company, there can be no guarantee that Chijet will be able to attract such individuals or that the presence of such individuals will necessarily translate into Chijet’s profitability. Because Chijet operates in a newly emerging industry, there may also be limited personnel available with relevant business experience, and such individuals may be subject to non-competition and other agreements that restrict their ability to work for Chijet. Chijet’s inability to attract and retain key personnel may materially and adversely affect Chijet’s business operations. Any failure by Chijet’s management to effectively anticipate, implement and manage the changes required to sustain Chijet’s growth would have a material and adverse effect on its business, financial condition and results of operations.

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Misconduct by Chijet’s employees and independent contractors during and before their employment with Chijet could expose Chijet to potentially significant legal liabilities, reputational harm and/or other damages to its business.

Many of Chijet’s employees play critical roles in ensuring the safety and reliability of its vehicles and/or its compliance with relevant laws and regulations. Certain of Chijet’s employees have access to sensitive information and/or proprietary technologies and know-how. While Chijet has adopted codes of conduct for all of its employees and implemented policies relating to intellectual property, confidentiality and the protection of company assets, Chijet cannot assure you that its employees will always abide by these codes, policies and procedures, nor that the precautions Chijet takes to detect and prevent employee misconduct will always be effective. If any of Chijet’s employees engages in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information or proprietary information, Chijet and such employees could be subject to legal claims and liabilities and Chijet’s reputation and business could be adversely affected as a result.

In addition, while Chijet has screening procedures during the recruitment process, Chijet cannot assure you that it will be able to uncover misconduct of job applicants that occurred before Chijet offered them employment, or that Chijet will not be affected by legal proceedings against its existing or former employees as a result of their actual or alleged misconduct. Any negative publicity surrounding such cases, especially in the event that any of Chijet’s employees is found to have committed any wrongdoing, could negatively affect Chijet’s reputation and may have an adverse impact on its business.

Furthermore, Chijet faces the risk that its employees and independent contractors may engage in other types of misconduct or other illegal activity, such as intentional, reckless or negligent conduct that violates production standards, workplace health and safety regulations, fraud, abuse or consumer protection laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Chijet takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Chijet from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Chijet is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Chijet and Chijet is not successful in defending itself or asserting its rights, those actions could have a significant impact on Chijet’s business, prospects, financial condition and results of operations, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of Chijet’s operations, any of which could adversely affect its business, prospects, financial condition and results of operations.

Risks Related to Litigation and Regulation

Chijet is subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon its operations or products, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm its business and results of operations.

Chijet has been subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. For example, Chijet is subject to laws, regulations and regulatory agencies like the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance, including remediating contamination if any is found on Chijet’s properties and any changes to Chijet’s operations mandated by new or amended laws, may be significant. Chijet may also face unexpected delays in obtaining permits and approvals required by such laws in connection with the manufacturing and sale of its vehicles, which would hinder its ability to conduct its operations. Such costs and delays may adversely impact its business prospects and results of operations. Furthermore, any violations of these laws may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of Chijet’s operations.

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In addition, motor vehicles are subject to substantial regulation under international, federal, state and local laws. Chijet has incurred, and expects to continue to incur, significant costs in complying with these regulations. Any failures to comply could result in litigation, significant expenses, delays or fines. Generally, vehicles must meet or exceed mandated motor vehicle safety standards to be certified under applicable regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Any future vehicles will be subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by various government agencies and compliance certification is required for each new model year and changes to the model within a model year. These laws and standards are subject to change from time to time, and Chijet could become subject to additional regulations in the future, which would increase the effort and expense of compliance. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing, and Chijet faces risks associated with changes to these regulations, which could have an impact on the acceptance of its electric vehicles, and increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Compliance with these regulations is challenging, burdensome, time consuming and expensive. If compliance results in litigation, delays or substantial expenses, Chijet’s business could be adversely affected.

Chijet or its subsidiaries may have undertaken, or in the future may choose to or be compelled to undertake, product recalls or to take other actions that could result in litigation and adversely affect its business, prospects, results of operations, reputation and financial condition.

Product recalls, if any occur, may result in litigation and adverse publicity and may damage Chijet’s reputation and adversely affect its business, prospects, results of operations and financial condition. In the future, Chijet may, voluntarily or involuntarily, initiate a recall if any of its electric vehicles or components (includingits battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, Chijet may be unable to service and repair recalled vehicles for a significant period of time. These types of disruptions could jeopardize Chijet’s ability to fulfill existing contractual commitments or satisfy demand for its electric vehicles and could also result in the loss of business to its competitors. Such recalls, whether caused by systems or components engineered or manufactured by Chijet or its suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect Chijet’s brand image in its target market and its business, prospects, results of operations and financial condition.

Chijet may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause it to incur significant expenses, divert its management’s attention and materially harm its business, results of operations, cash flows and financial condition.

From time to time, Chijet may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labor and employment, health and safety, its direct distribution model, environmental claims, commercial disputes, corporate and other matters that could adversely affect its business, results of operations, cash flows and financial condition. In the ordinary course of business, Chijet has been the subject of complaints or litigation, including claims.

Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, Chijet’s litigation costs could be significant, even if it achieves favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require Chijet to modify, make temporarily unavailable or stop manufacturing or selling its vehicles in some or all markets, all of which could negatively affect its sales and revenue growth and adversely affect its business, prospects, results of operations, cash flows and financial condition.

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The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurances that Chijet’s expectations will prove correct, and even if these matters are resolved in Chijet’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm Chijet’s business, results of operations, cash flows and financial condition. In addition, the threat or announcement of litigation or investigations by governmental authorities or other parties, irrespective of the merits of the underlying claims, may itself have an adverse impact on the trading price of Pubco’s securities.

Chijet may become subject to product liability claims, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

Chijet may become subject to product liability claims, which could harm its business, prospects, results of operations and financial condition. The automotive industry experiences significant product liability claims, and Chijet faces inherent risks of exposure to claims in the event its vehicles do not perform or are claimed not to perform as expected or malfunction, resulting in property damage, personal injury or death. Chijet also expects that, as is true for other automakers, Chijet’s vehicles will be involved in crashes resulting in death or personal injury, and even if not caused by the failure of its vehicles, Chijet may face product liability claims and adverse publicity in connection with such incidents. In addition, Chijet may face claims arising from or related to failures, claimed failures or misuse of new technologies that Chijet expects to offer, including ADAS/AD features and future upgrades in its vehicles. In addition, the battery packs that Chijet utilizes make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells (see “—Risks Related to Chijet’s Business and Industry—Chijet’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.”). Any such events or failures of Chijet’s vehicles, battery packs or warning systems could subject it to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive.

A successful product liability claim against Chijet could require it to pay a substantial monetary award. Moreover, a product liability claim against Chijet or its competitors could generate substantial negative publicity about its vehicles and business and inhibit or prevent commercialization of its future vehicles, which would have material and adverse effects on its brand, business, prospects and results of operations. Chijet’s insurance coverage might not be sufficient to cover all potential product liability claims, and insurance coverage may not continue to be available to Chijet or, if available, may be at a significantly higher cost. Any lawsuit seeking significant monetary damages or other product liability claims may have a material and adverse effect on Chijet’s reputation, business and financial condition.

Chijet’s suppliers and manufacturing partner’s may be exposed to delays, limitations and risks related to the environmental permits and other operating permits required to operate manufacturing facilities for its vehicles.

Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state and local government entities. Chijet may expand its manufacturing capacities by entering into into additional agreements with its suppliers and manufacturing partners over time to achieve a future target production capacity and will be required to apply for and secure various environmental, wastewater and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities and will also rely on its partners’ ability to apply for and secure various environmental, wastewater and land use permits and certificates of occupancy necessary for the commercial operation of such expanded and additional facilities. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate Chijet’s manufacturing facilities could adversely affect its ability to execute on its business plans and objectives based on its current target production capacity or its future target production capacity.

If Chijet fails to implement and maintain an effective system of internal controls over financial reporting, it may be unable to accurately report its results of operations, meet reporting obligations or prevent fraud. As a result, Pubco’s security holders could lose confidence in its financial and other public reporting, which would harm its business and trading price of Pubco securities.

In the course of auditing consolidated financial statements, Chijet’s independent registered public accounting firm and Chijet had identified two material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified relate to (i) lack of sufficient internal capabilities and resources with relevant experience, skills and knowledge in accounting and financial reporting under the requirements of U.S. GAAP and rules set forth by the SEC to prepare financial statements and related footnote disclosures in accordance with U.S. GAAP, and (ii) lack of regular reconciliations with third-party suppliers and customers, which increases the risk of inaccurate financial reporting because transactions could be improperly recorded and the misstatements might not be identified and corrected on a timely basis. For details, see “Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations --Internal Control Over Financial Reporting.”

Although Chijet has begun to implement measures to address the material weaknesses, the implementation of these measures may not fully address the material weaknesses and deficiencies in its internal control over financial reporting, and it cannot conclude that it has been fully remedied. In the future Chijet may determine that it has additional material weaknesses, or its independent registered public accounting firm may disagree with its management assessment of the effectiveness of its internal controls. Chijet’s failure to correct the material weaknesses or failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in its reported financial information, which may result in volatility in and a decline in the market price of Pubco securities.

Furthermore, it is possible that, had Chijet’s independent registered public accounting firm conducted an audit of its internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this Business Combination, Chijet will become a wholly-owned subsidiary of Pubco. Pubco will be subject to the Sarbanes-Oxley Act of 2002, and the Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that the Pubco include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F beginning with annual report for the fiscal year ending December 31, 2023, assuming that the business combination date would be completed after May 2023. In addition, once Chijet ceases to be an “emerging growth company” as such term is defined in the JOBS Act, its independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. Chijet’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if Chijet’s management concludes that its internal control over financial reporting is effective, Chijet’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with Chijet’s internal controls or the level at which Chijet’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Chijet. In addition, the reporting obligations may place a significant strain on Chijet’s management, operational and financial resources and systems for the foreseeable future. Chijet may be unable to timely complete our evaluation testing and any required remediation.

Chijet is subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production capabilities.

Chijet’s manufacturing partners’ operations are subject to environmental laws and regulations in different jurisdictions. Environmental, health and safety laws and regulations are complex, and Chijet has limited experience complying with them. Moreover, Chijet may be affected by future amendments to such laws or other new environmental, health and safety laws and regulations which may require it to change its operations, potentially resulting in a material and adverse effect on its business, prospects, results of operations and financial condition. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations could result in litigation and substantial fines and penalties, third-party damages, suspension of production or a cessation of operations.

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Chijet is planning to introduce ADAS/AD technology, which is subject to uncertain and evolving regulations.

Chijet expects to introduce ADAS/AD technologies into its vehicles over time. ADAS/AD technology is subject to considerable regulatory uncertainty as the law in different jurisdictions evolves to catch up with the rapidly evolving nature of the technology itself, all of which is beyond Chijet’s control. There is a variety of government regulations that may apply to self-driving and driver-assisted vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in China and foreign countries, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict self-driving features and availability, which could adversely affect Chijet’s business. Any such requirements or limitations could impose significant expense or delays and could harm its competitive position, which could adversely affect Chijet’s business, prospects, results of operations and financial condition.

The unavailability, reduction, elimination or the conditionality of certain government and economic programs could have a material and adverse effect on Chijet’s business, prospects, financial condition and results of operations.

Chijet has benefited from government subsidies, economic incentives and government policies that support the growth of electric vehicles. These government and economic programs are subject to certain limits as well as changes that are beyond Chijet’s control, and Chijet cannot assure you that future changes, if any, would be favorable to its business and could result in margin pressures. For example, if government regulations and economic programs have the effect of imposing electric vehicle production quotas on automobile manufacturers, the market for electric vehicles may become oversaturated. Further, any uncertainty or delay in collection of the government subsidies may also have an adverse impact on Chijet’s financial condition. Any of the foregoing could materially and adversely affect Chijet’s business, financial condition and results of operations.

Further, Chijet may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which it may apply. As a result, Chijet’s business and prospects may be adversely affected.

Risks Related to Intellectual Property

Chijet may fail to adequately obtain, maintain, enforce and protect its existing and future intellectual property and licensing rights, and may not be able to prevent third parties from unauthorized use of its intellectual property and proprietary technology. If Chijet is unsuccessful in any of the foregoing, its competitive position could be harmed and it could be required to incur significant expenses to enforce its rights.

Chijet’s ability to compete effectively is dependent in part upon its ability to obtain, maintain, enforce and protect its existing and future intellectual property, proprietary technology and licensing rights, but it may not be able to prevent third parties from the unauthorized use of its intellectual property and proprietary technology, which could harm its business and competitive position. Chijet establishes and protects its intellectual property and proprietary technology through a combination of licensing agreements, nondisclosure and confidentiality agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in China. Despite Chijet’s efforts to obtain and protect intellectual property rights, there can be no assurance that these protections will be available in all cases, or will guarantee Chijet’s success in claiming the intellectual property rights, or will be adequate or timely to prevent Chijet’s competitors or other third parties from copying, reverse engineering or otherwise obtaining and using Chijet’s technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate Chijet’s intellectual property. Failure to adequately obtain, maintain, enforce and protect Chijet’s intellectual property could result in its competitors offering identical or similar products, potentially resulting in the loss of Chijet’s competitive advantage and a decrease in its revenue, which would adversely affect its business, prospects, financial condition and results of operations.

The measures Chijet takes to obtain, maintain, protect and enforce its intellectual property, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:

●	any patent application Chijet files may not result in the issuance of a patent;

●	Chijet may not be the first inventor of the subject matter to which it has filed a particular patent application, and/or it may not be the first party to file such a patent application;

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●	the scope of Chijet’s issued patents may not be sufficient to protect its inventions and proprietary technology;

●	Chijet’s issued patents may be challenged by its competitors or other third parties and invalidated by courts or other tribunals;

●	patents have a finite term, and competitors and other third parties may offer identical or similar products after the expiration of Chijet’s patents that cover such products;

●	Chijet’s employees, contractors or business partners may breach their confidentiality, non-disclosure and non-use obligations;

●	Chijet may not be able to claim rights to the intellectual property rights it collaborates with third-parties to develop; or may not be the exclusive licensee to a developed patents or technology;

●	competitors and other third parties may independently develop technologies that are the same or similar to Chijet’s;

●	the costs associated with enforcing patents or other intellectual property rights, or confidentiality and invention assignment agreements may make enforcement impracticable; and

●	competitors and other third parties may circumvent or otherwise design around Chijet’s patents or other intellectual property.

Patent, trademark, copyright and trade secret laws vary significantly throughout the world. The laws of some countries, including countries in which Chijet’s products are produced or will be sold, may not be as protective as the laws in the United States, and mechanisms for obtaining and enforcing intellectual property rights may be ineffectual or inadequate. Further, policing the unauthorized use of Chijet’s intellectual property in some jurisdictions may be difficult or too expensive to be practical. In addition, third parties may seek to challenge, invalidate or circumvent Chijet’s patents, trademarks, copyrights, trade secrets or other intellectual property, or applications for any of the foregoing, which could permit Chijet’s competitors or other third parties to develop and commercialize products and technologies that are the same or similar to Chijet’s.

While Chijet has registered and applied for registration of trademarks in an effort to protect its brand and goodwill with customers, competitors or other third parties have in the past and may in the future oppose its trademark applications or otherwise challenge Chijet’s use of the trademarks and other brand names in which it has invested. Such oppositions and challenges can be expensive and may adversely affect Chijet’s ability to maintain the goodwill gained in connection with a particular trademark. In addition, Chijet may lose its trademark rights if it is unable to submit specimens or other evidence of use by the applicable deadline to perfect such trademark rights.

Furthermore, Chijet cannot be certain that these agreements will not be breached and that third parties will not improperly gain access to its trade secrets, know-how and other proprietary technology. Third parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of Chijet’s intellectual property is difficult and costly, as are the steps Chijet has taken or will take to prevent misappropriation.

Chijet has acquired or licensed, and plans to further acquire licenses, patents and other intellectual property from third parties, including suppliers and service providers, and it may face claims that its use of this acquired or in-licensed technology infringes, misappropriates or otherwise violates the intellectual property rights of third parties. In such cases, Chijet will seek indemnification from its licensors or other applicable entities. However, Chijet’s rights to indemnification may be unavailable or insufficient to cover its costs and losses. Furthermore, disputes may arise with Chijet’s licensors or other applicable entities regarding the intellectual property subject to, and any of Chijet’s rights and obligations under, any license or other commercial agreement.

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To prevent the unauthorized use of Chijet’s intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of Chijet’s intellectual property against third parties. Any such action could result in significant costs and diversion of Chijet’s resources and management’s attention, and there can be no assurances that Chijet will be successful in any such action, and may result in a loss of intellectual property rights. Furthermore, many of Chijet’s current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than Chijet currently does. Accordingly, despite its efforts, Chijet may not be able to prevent third parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing could adversely affect Chijet’s business, prospects, financial condition and results of operations.

Chijet uses other parties’ software and other intellectual property in its proprietary software, including “open source” software. Any inability to continuously use such software or other intellectual property in the future could have a material adverse impact Chijet’s business, financial condition, results of operations and prospects.

Chijet uses open source software in its products and anticipates using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and Chijet may be subject to such terms. The terms of many open source licenses to which Chijet is subject have not been interpreted by U.S. or other courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Chijet’s ability to provide or distribute its products or services. Any actual or claimed requirement to disclose Chijet’s proprietary source code or pay damages for breach of contract could harm Chijet’s business and could help third parties, including Chijet’s competitors, develop products and services that are similar to or better than Chijet’s. While Chijet monitors its use of open source software and tries to ensure that none is used in a manner that would require it to disclose its proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred. Additionally, Chijet could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that it developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require Chijet to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and Chijet may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open source software can lead to greater risks than use of other parties’ commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and Chijet cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negaively affect Chijet’s business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on Chijet’s business, financial condition and results of operations.

Chijet may become subject to claims of intellectual property infringement by third parties which, regardless of merit, could be time-consuming and costly and result in significant legal liability, and could negatively impact Chijet’s business, financial condition, results of operations and prospects.

Chijet’s competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with Chijet’s ability to make, use, develop, sell or market Chijet’s products and services, which could make it more difficult for Chijet to operate. From time to time, the holders of such intellectual property rights may assert their rights and urge Chijet to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit. While Chijet endeavors to obtain and protect the intellectual property rights that it expects will allow it to retain or advance its strategic initiatives, there can be no assurance that it will be able to adequately identify and protect the portions of intellectual property that are strategic to its business, or mitigate the risk of potential suits or other legal demands by its competitors. Accordingly, Chijet may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase Chijet’s operating expenses. In addition, if Chijet is determined to have or believes there is a high likelihood that it has infringed upon a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into its goods and services, to pay substantial damages and/or license royalties, to redesign its products and services and/or to establish and maintain alternative branding for its products and services. In the event that Chijet is required to take one or more such actions, its brand, business, financial condition and operating results may be harmed.

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Risks Related to Financing and Strategic Transactions

Chijet will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

Chijet anticipates that it will need to raise additional funds through equity or debt financings. Chijet’s business is capital-intensive, and Chijet expects that the costs and expenses associated with its planned operations will continue to increase in the near term. Chijet does not expect to achieve positive cash flow from operations in the short term, if at all. Chijet’s plan to grow its business is dependent upon the timely availability of funds and further investment in development, component procurement, testing and the build-out of manufacturing capabilities. In addition, the fact that Chijet has a limited operating history means that it has limited historical data on the demand for its vehicles. As a result, Chijet’s future capital requirements are uncertain, and actual capital requirements may be greater than what it currently anticipates.

If Chijet raises additional funds through further issuances of equity or convertible debt securities, the Pubco’s shareholders could suffer significant dilution and economic loss, and any new equity securities the Pubco issues could have rights, preferences and privileges superior to those of holders of Chijet’s current equity securities. Any debt financing in the future could involve additional restrictive covenants relating to the Pubco’s capital raising activities and other financial and operational matters, which may make it more difficult for the Pubco to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Chijet may not be able to obtain additional financing on terms favorable to it, if at all. Chijet’s ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of the ongoing COVID-19 pandemic, inflation, interest rate changes and the ongoing conflict between Ukraine and Russia, or investor acceptance of its business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to Chijet. If Chijet is unable to obtain adequate financing or financing on terms satisfactory to it, when it requires it, Chijet will have to significantly reduce its spending, delay or cancel its planned activities or substantially change its corporate structure, and it might not have sufficient resources to conduct or support its business as projected, which would have a material and adverse effect on its results of operations, prospects and financial condition.

Chijet’s financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

Chijet expects its period-to-period financial results to vary based on its operating costs and product demand, which it anticipates will fluctuate as it continues to design, develop and manufacture new vehicles, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Chijet’s revenues from period to period may fluctuate as it identifies and investigates areas of demand, adjusts volumes and adds new product derivatives based on market demand and margin opportunities, develops and introduces new vehicles or introduces existing vehicles to new markets for the first time. In addition, automotive manufacturers typically experience significant seasonality, with comparatively low sales in the first quarter and comparatively high sales in the fourth quarter. Chijet’s period-to-period results of operations may also fluctuate because of other factors including labor availability and costs for hourly and management personnel; profitability of its vehicles, especially in new markets; changes in interest rates; impairment of long-lived assets; macroeconomic conditions, both internationally and locally; negative publicity relating to its vehicles; changes in consumer preferences and competitive conditions; or investment in expansion into new markets. As a result of these factors, Chijet believes that period-to-period comparisons of its financial results, especially in the short term, may have limited utility as an indicator of future performance. Significant variation in Chijet’s quarterly performance could significantly and adversely affect the trading price of the Pubco securities.

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Risks Related to Doing Business in China

The Holding Foreign Companies Accountable Act (“HFCA Act”), together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the disclosure, financial reporting and other risks associated with investing in companies based in or have substantial operations in emerging markets including China as well as the limited remedies available to investors who might take legal action against such companies. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These proposals were approved by the SEC on October 4, 2021. These developments add uncertainties to our ability to be listed on U.S. stock exchanges, including the possibility that Nasdaq can stop trading in our securities if the PCAOB cannot inspect or fully investigate our auditor.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

On May 20, 2020 and December 2, 2020, the United States Senate and the United States House of Representatives, respectively, passed S. 945, the HFCA Act, which was signed into law on December 18, 2020. The HFCA Act requires a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which has been introduced in the United States House of Representatives. This Act, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ordinary shares may be prohibited from trading or delisted. On February 4, 2022, the United States House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act will be reduced from three years to two. Although we believe that the HFCA Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCA Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our primary operations in China. See “Risk Factors — Risks Related to Doing Business in China.”

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC issued final rules under the HFCA Act, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the Commission establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The Commission is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction; and

●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

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Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “Commission-Identified Issuers,” to submit in connection with their annual report documentation to the Commission establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. Our auditor, UHY LLP, an independent registered public accounting firm headquartered in the United States, was not included in the determinations made by the PCAOB on December 16, 2021. Our auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2019.

In the event the PCAOB expands the category of firms which it cannot inspect in future and include our auditor UHY LLP in the list, we must change our independent auditor in sufficient time so as to meet the requirements of SEC and Nasdaq. If we fail to change auditors to meet the SEC and Nasdaq requirements, we will be delisted from the Nasdaq, and our ordinary shares are unable to be listed on another securities exchange or traded on an over-the-counter market in the United States, your ability to sell or purchase our ordinary shares when you wish to do so will be impaired, and the risk and uncertainty associated with a potential delisting would have a negative impact on the market for and the price of our ordinary shares. We cannot assure you that, because our books and records are located in China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our ordinary shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our ordinary shares can be traded. It is possible that, in the event trading in our stock in the United States is no longer possible, you may lose the entire value of your ordinary shares.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance (the “MOF”), and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the CSRC, the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect Pubco’s ability to list Pubco’s ordinary shares on Nasdaq, which could materially impair the market for and market price of Pubco’s shares.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

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The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

Since July 2021, the PRC government have provided various new guidance on China-based companies raising capital outside of China, including the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, or the Opinions, which strengthens the supervision on overseas listings by China-based companies, and the Measures of Cybersecurity Review which requires government-led cybersecurity reviews of certain companies raising capital through offshore entities. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the PRC government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Chijet.

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Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure” (“CIIOs”), any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates among others, in addition to “operator of critical information infrastructure” (“CIIOs”), any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We believe, based upon the opinion of our PRC counsel, that we are not subject to the cybersecurity review, since (i) as companies that engaged in the research and development, production and sales of vehicles, including EVs, we and our subsidiaries are unlikely to be classified as CIIOs under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021; and (ii) we and our subsidiaries possess personal information of less than one million users. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to penalties for non-compliance. As of the date of this proxy statement/prospectus, we believe we are in compliance with the regulations or policies that have been issued by the CAC to date in general, with the other subsidiaries in China are not subject to the regulations or policies that have been issued by the CAC. There remains uncertainty, however, as to how the regulations or policies issued by the CAC will be interpreted or implemented and whether the CAC may adopt new laws, regulations, rules, or detailed implementation and interpretation. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, financial performance and/or the value of the ordinary shares we are registering for sale, or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this Business Combination at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if any of our PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

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For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchanges, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the PRC government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Our vehicles are subject to various motor vehicle standards which are continually evolving, and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. In addition, on August 12, 2021, the Ministry of Industry and Information Technology, or MIIT, issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. The Access Administration Opinion requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with relevant laws, regulations, technical standards and technical specification and file for record with the MIIT prior to over-the-air updates, and shall file with the MIIT in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Failure by us to have any of our vehicle models satisfy motor vehicle standards or any new laws and regulations in China or other markets where our vehicles are to be sold would have a material adverse effect on our business and operating results.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

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The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology (the “MIIT”), and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Measures for Cybersecurity Review (2021 version) issued by the CAC on November 16, 2021, which became effective on February 15, 2022, includes the following key changes:

●	companies who are engaged in data processing are also subject to the regulatory scope;

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

●	the operators of critical information infrastructure and online platform operators holding more than one million users/users’ (which is to be further specified) individual information and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and

●	the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022 and specifies the circumstances in which data processors providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration, including, among others, the data processor provide important information outbound. As of the date of this proxy statement/prospectus, we had disclosed certain information of our shareholders, directors, managerial officers, customers and employees to the counsel and Underwriters for the purpose of due diligence, while the counsel and Underwriters are professional parties which have entered into legally binding non-disclosure agreements with us, we believe we are not subject to the outbound data transfer security assessment. However, there remain uncertainties as to the interpretation and application of the Outbound Data Transfer Security Assessment Measures, if we are deemed to be a data processor providing important data outbound, we could be subject to the outbound data security assessment with national Cyberspace Administration as mentioned above.

On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments), which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Currently, the Measures for Cybersecurity Review (2021 version) were recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) has been released for public comment, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this Business Combination. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this proxy statement/prospectus, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. We believe that we are in compliance with the aforementioned regulations and policies that have been issued by the CAC in general.

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On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As of the date of this proxy statement/prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts.

In addition, the Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners of our PRC subsidiary to liability or penalties, limit our ability to inject capital into the subsidiary, limit PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

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These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to SAFE Circular 37 and SAFE Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, substantially all of our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with SAFE Circular 37 and SAFE Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of the Business Combination to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company conducting its operations in China through its PRC subsidiary. As permitted under PRC laws and regulations, in utilizing the proceeds of the Business Combination, we may make loans to our PRC subsidiary subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

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The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from the Business Combination, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiary by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from the Business Combination and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC enterprise shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (“EIT Law”), that became effective in January 2008 and was amended in February 2017 and December 2018, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation (the “SAT”), specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as an exempted company incorporated in the Cayman Islands with limited liability meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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Finally, since there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends payable by us to our investors and gains on the sale of our shares would become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises (subject to the provisions of any applicable tax treaty). It is unclear whether non-PRC enterprise shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify for certain treaty benefits.

Under the EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. WFOE is 100% owned by Baoyaev Group Limited. Accordingly, Baoyaev Group Limited may qualify for a 5% tax rate in respect of distributions from WFOE when it becomes operational and is not obligated to pay more than 50% of the income in twelve months to residents in third country or region. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to utilize the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to take advantage of the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“Circular 35”). Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from WFOE.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”) issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer.

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On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises (“SAT Bulletin 7”), to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprises. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source (“SAT Bulletin 37”), which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the EIT Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

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We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and the PRC subsidiary’s restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

Chijet is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to shareholders and service, any debt Chijet may incur. Our PRC subsidiary in the PRC generate and retain cash generated from operating activities and re-invest it in our business. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Failure to obtain or maintain any of the preferential tax treatments or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. In 2021, Shandong Baoya New Energy Vehicle Co., Ltd. (“Shandong Baoya”) obtained qualification as a “high and new technology enterprise” and is entitled to enjoy a preferential income tax rate of 15% for the calendar years from 2021 to 2023. However, if it fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms and could impact our gross profit and gross margin.

The value of the RMB and the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the RMB appreciated by approximately 5.5% against the U.S. dollar; and in 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S. dollar will result in foreign currency translation gain, while depreciation of RMB to U.S. dollar will result in foreign currency translation loss.

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Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our WFOE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC without first receiving approval from the CSRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The approval of the CSRC, the CAC, or other PRC regulatory agencies may be required in connection with the Business Combination under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval.

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Jincheng Tongda & Neal Law Firm (“JT&N”) , has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval under the M&A Rules is not required for this Business Combination (including the offering of ordinary shares to U.S. investors) and the listing and trading of our ordinary shares on Nasdaq in the context of this Business Combination, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this proxy statement/prospectus are subject to this regulation; and

●	WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and Shandong Baoya was incorporated as a domestic company in April 2009 and became a foreign-invested enterprise in July 2021, the acquisition of the equity of a foreign-invested enterprise shall not be a merger or acquisition of the equity or assets of a “PRC domestic enterprise” as defined under the M&A Rules.

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However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further specifies the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Network Internet Data Protection Draft Regulations (draft for comments) and accepted public comments until December 13, 2021. The Network Internet Data Protection Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. We believe, based upon the opinion of our PRC counsel, that we are not subject to the cybersecurity review since (i) as companies that engaged in the research and development, production and sales of vehicles, including EVs, we and our subsidiaries are unlikely to be classified as CIIOs under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021; and (ii) we and our subsidiaries possess personal information of less than one million users. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to penalties for non-compliance.

There remains uncertainty, however, as to how the regulations or policies issued by the CAC will be interpreted or implemented and whether the CAC may adopt new laws, regulations, rules, or detailed implementation and interpretation. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered.

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In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Chijet is an offshore holding company with no material operations of its own and conducts substantially all of its operations through its PRC subsidiary. As of the date of this proxy statement/prospectus, substantially all of our cash and assets are located in the PRC. As a holding company, Chijet may rely on dividends and other distributions on equity paid by its PRC subsidiary for its cash and financing requirements. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. We are in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among our holding company and subsidiaries. Historically, one PRC operating entity provides financial support for other entities’ operations by inter-company loans and we have not experienced difficulties or limitations on our ability to transfer cash between subsidiaries. Prior to our reorganization for purpose of our listing, cash transfers among our PRC operating entities and their subsidiaries were generally approved by the management of the company providing the funds. After our reorganization, cash transfers among our holding company and subsidiaries of less than RMB5 million (US$0.78 million) must be reported to, reviewed and approved by the finance department of the company initiating such cash transfers; cash transfers equal to or in excess of RMB5 million (US$0.8 million) but less than RMB20 million (US$3.1 million) must be approved by the chief executive officer and the chief financial officer of Chijet; cash transfers equal to or in excess of RMB20 million (US$3.1 million) must be approved by the board of directors of Chijet. Among Chijet and its subsidiaries, cash is transferred from Chijet and Baoyaev Group Limited as needed in the form of capital contributions or working capital loans, as the case may be, to the PRC subsidiary as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this proxy statement/prospectus, no transfers, dividends or other distributions have been made to date from our subsidiaries to our holding company nor have we or any of our subsidiaries ever paid dividends or made distributions to U.S. investors to date.

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The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. Therefore, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Notwithstanding the foregoing, there can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiary or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the proxy statement/prospectus based on foreign laws.

Chijet is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our production and sales in China, and substantially all of our assets are located in China. In addition, our executive officers and certain directors are PRC nationals and reside within China for a significant portion of the time. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, as we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

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Although the direct impact of the current international trade tension, and any escalation of such tension, on the healthy food industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Relating to JWAC, Pubco and the Business Combination

The process of taking a company public by means of a business combination with a special purpose acquisition company (a “SPAC”) is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. The Sponsor and our officers and directors are, and may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business, including other special purpose acquisition companies with a class of securities registered under the Exchange Act.

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Our officers and directors also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating any legal obligation.

In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates.

However, the personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause our directors and officers to prioritize a different business combination over finding a suitable acquisition target for our business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest, which could negatively impact the timing for a business combination. We are not aware of any such conflicts of interest and do not believe that any such conflicts of interest impacted our search for an acquisition target.

If JWAC does not consummate a business combination by the termination date of March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), JWAC will have to cease all operations except for the purpose of winding up and redeem all of its public shares for their pro rata portions of the Trust Account and liquidate, or seek approval of its stockholders to extend the termination date.

If JWAC is unable to complete a business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), JWAC will have to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem all public shares then outstanding at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Following the consummation of the Business Combination, the only significant asset of the Combined Entity will be ownership of 100% of the Chijet Ordinary Shares and the Combined Entity does not currently intend to pay dividends on its common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of Pubco Ordinary Shares.

Following the consummation of the Business Combination, the Combined Entity will have no direct operations and no significant assets other than the ownership of 100% of the Chijet Ordinary Shares. Promptly after the consummation of the Business Combination, JWAC is required distribute any remaining funds in the Trust Account to Pubco, who is then required to contribute such funds along with any other cash held by Pubco (net of necessary reserves) to Chijet. Pubco will depend on Chijet for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends with respect to its stock. Legal and contractual restrictions may limit Pubco’s ability to obtain cash from Chijet. Thus, Pubco does not expect to pay cash dividends on its common stock. Any future dividend payments are within the absolute discretion of the board of directors of Pubco and will depend on, among other things, Pubco’s results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that its board of directors may deem relevant.

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JWAC will incur significant transaction and transition costs in connection with the Business Combination. If JWAC fails to consummate the Business Combination, it may not have sufficient cash available to pay such costs.

JWAC expects to incur significant, non-recurring costs in connection with consummating the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. JWAC’s transaction expenses as a result of the Business Combination are currently estimated at approximately $6.5 million, which is comprised of (i) $4,830,000 in deferred underwriting compensation payable to the underwriters of its IPO and (ii) approximately $1.7 million relating to fees associated with legal, audit, printing and mailing this proxy statement/prospectus, investor relations, insurance, and other operating costs related to the Business Combination. Chijet estimates its Business Combination costs to be approximately $17.5 million which is comprised of approximately $13 million of legal, accounting, financial consulting, investor relations, and underwriter commission. If JWAC and Chijet do not consummate the Business Combination, each party will be required to pay its own fees and expenses, and JWAC likely will not have sufficient cash available to pay its fees and expenses unless and until it completes a subsequent business combination transaction.

The working capital available to the Combined Company after the Business Combination will be reduced to the extent JWAC’s stockholders exercise their redemption rights in connection with the Business Combination and will also be reduced to the extent of Chijet’s and JWAC’s transaction expenses, which will be payable by the Combined Company. This may adversely affect the business and future operations of the Combined Company.

The amount of working capital available to the Combined Company after the Business Combination will depend in part on the extent to which JWAC stockholders exercise their right to redeem their shares into cash in connection with the Business Combination. The Combined Company’s working capital will be reduced in proportion to such redemptions, and will also be reduced to the extent of JWAC’s and Chijet’s transaction expenses, which will be payable by the Combined Company. Reduced working capital may adversely affect the Combined Company’s business and future operations.

If the funds held outside of our Trust Account are insufficient to allow us to operate until at least March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), our ability to complete an initial business combination may be adversely affected.

We believe the funds available to us outside of the Trust Account will be sufficient to allow us to operate until we complete our business combination; however, we cannot assure you that our estimate is accurate. If we are required to seek additional capital, we would need to borrow funds from our Sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into units of private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 168,750 shares of JWAC Class A Common Stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 18,750 shares upon the closing of the Business Combination), at the option of the lender. The units would be identical to the private placement units. As of June 30, 2022, there were no outstanding working capital loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our public stockholders may only receive an estimated $10.157 per share, or possibly less, on our redemption of our public shares, and our rights and warrants will expire worthless.

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Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, since we will cease all operations except for the purpose of liquidating if we are unable to complete an initial business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate).

As of October 31, 2022, JWAC had $418,242 in cash held outside of the Trust Account for its working capital needs. JWAC has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. We may need to raise additional funds in order to meet the expenditures required for operating our business. Further, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. In addition, we intend to target businesses larger than we could acquire with the net proceeds of our initial public offering and the sale of the placement units, and may as a result be required to seek additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. While JWAC intends to complete the proposed Business Combination before March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate) there are no assurances that this will happen. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about JWAC’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Resources could be wasted in researching acquisitions that are not completed (including the proposed Business Combination), which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we have not completed our initial business combination within the required time period, our public stockholders may receive only approximately $10.10 per share, or less than such amount in certain circumstances, on the liquidation of our Trust Account and our rights and warrants will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, such as the proposed Business Combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, such as Chijet, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.36 per share on the liquidation of our Trust Account and our rights and warrants will expire worthless.

Recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for us to consummate an initial business combination.

Recent increases in inflation and interest rates in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, and may lead to other national, regional and international economic disruptions, any of which could make it more difficult for us to consummate an initial business combination.

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We are currently experiencing a period of economic uncertainty and price volatility for publicly traded securities, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. The length and impact of the ongoing military conflict is highly unpredictable, and could continue leading to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We continue to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the above-mentioned factors could affect our ability to search for a target and consummate a business combination. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial and any such disruptions may also magnify the impact of other risks described in this prospectus. These, individually or as a whole, may result in a negative impact on the markets and, thereby, may negatively impact our ability to consummate a business combination or, if we complete such combination, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.

JWAC and Chijet have no history operating as a combined company. The unaudited pro forma condensed consolidated combined financial information may not be an indication of the Combined Company’s financial condition or results of operations following the Business Combination or would have been, and accordingly, you have limited financial information on which to evaluate Chijet and your investment decision.

JWAC and Chijet have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed consolidated combined financial information contained in this proxy statement/prospectus has been prepared using the historical financial statements of JWAC and Chijet, and is presented for informational purposes only and are not necessarily indicative of what the Combined Company’s condensed financial position or results of operations actually would have been had the Business Combination been consummated prior to June 30, 2022, nor are they necessarily indicative of future results of operations. In addition, the unaudited pro forma condensed consolidated combined financial statements do not purport to project the future financial position or operating results of the Combined Company. See the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for more information.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed consolidated combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that JWAC believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. JWAC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial information. The unaudited pro forma condensed consolidated combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of JWAC and Chijet.

The Business Combination remains subject to conditions that JWAC cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.

The Business Combination is subject to a number of conditions, including the condition that JWAC have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-5(g)(1) of the Exchange Act) immediately after consummation of the Business Combination, that the Minimum Cash Condition is satisfied, that there is no legal prohibition against consummation of the Business Combination, that the Pubco Ordinary Shares be approved for listing on Nasdaq subject only to official notice of issuance thereof, that JWAC and Chijet receive evidence that Pubco will qualifies as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act, continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, the truth and accuracy of JWAC’s and Chijet’s representations and warranties made in the Business Combination Agreement, the non-termination of the Business Combination Agreement and agreements by both JWAC and Chijet. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected.

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If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), either JWAC or Chijet may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement. See the section of this proxy statement/prospectus titled “The Business Combination Agreement and Ancillary Agreements — Termination.”

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either JWAC or Chijet may refuse to complete the Business Combination if there is a material adverse effect affecting Chijet or Pubco between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to consummate the Business Combination, even if such change could be said to have a material adverse effect on Chijet or Pubco, including the following events (except, in certain cases where the change has a disproportionate effect on a party):

●	general changes in the financial or securities markets or general economic or political conditions;
●	changes, conditions or effects that generally affect the industries in which the party operates;
●	changes in applicable laws, including COVID-10 measures, or GAAP or other applicable accounting principles;
●	conditions caused by acts of God, epidemic, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19); or
●	changes attributable to the public announcement or performance of the Business Combination Agreement.

Furthermore, JWAC or Chijet may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still consummate the Business Combination, the market trading price of the Pubco Ordinary Shares may suffer.

The exercise of JWAC’s discretion in agreeing to changes to or waivers of terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers of conditions are appropriate and in JWAC’s best interests.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require JWAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Chijet, or to waive rights that JWAC is entitled to under the Business Combination Agreement. For example, it is a condition to JWAC’s obligations to close the Business Combination that the representations and warranties of Chijet Holders are true and correct in all respects as of the date of the Business Combination Agreement and as of the date of the Closing (or an earlier date to the extent that an earlier date is referenced in the representation and warranty), except, for certain of the representations and warranties, for such inaccuracies that, individually or in the aggregate, would not result in a Material Adverse Effect (as defined in the Business Combination Agreement) on Chijet. Under applicable law and JWAC’s existing charter, JWAC is not able to waive the condition that its stockholders approve the Business Combination.

In any of such circumstances, it would be at JWAC’s discretion, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors and officers described in these risk factors may result in a conflict of interest on the part of one or more of the directors or officers between what he or they may believe is best for JWAC and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, JWAC does not believe there will be any changes or waivers that JWAC’s directors and officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, JWAC will circulate a new or amended proxy statement/prospectus and resolicit approval by JWAC’s stockholders if changes to the terms of the Business Combination Agreement would have a material impact on its stockholders or represent a fundamental change in the proposals being voted upon.

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The Sponsor, and JWAC’s directors and officers, have conflicts of interest in determining to pursue the Business Combination with Chijet, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which may conflict with) the interests of JWAC’s stockholders.

The Sponsor, and officers and directors of JWAC, have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of JWAC’s public stockholders, which may result in a conflict of interest. These interests include:

●	If the Business Combination, or another business combination, is not consummated by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), then JWAC will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

●	Our Sponsor paid an aggregate of $50,000 for the founder shares, or approximately $0.017 per founder share. As a result, our Sponsor, its affiliates and our management team and advisors could make a substantial profit if the Business Combination is consummated. On the other hand, if the Business Combination is not consummated, such founder shares will be worthless.

●	Our Sponsor has agreed to purchase an aggregate of 425,000 units (or 470,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $4,250,000 (or 4,700,000 if the over-allotment option is exercised in full), and I-Bankers has agreed to purchase an aggregate of 90,000 units at a price of $10.00 per unit, for an aggregate purchase price of $900,000, that will also be worthless if the Business Combination is not consummated.

●	Within 10 days following the Business Combination, if it is approved and consummated, the Company will issue to our officers and directors an aggregate of 300,000 shares of JWAC Common Stock, with the same lock-up restrictions and registration rights as the founder shares

●	Our Sponsor has agreed to waive its redemption rights with respect to any founder shares, any private placement shares and any public shares held in connection with the consummation of our initial business combination. Additionally, our Sponsor has agreed to waive its redemption rights with respect to any founder shares or private placement shares held by it if we fail to consummate the Business Combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the Trust Account will be used to fund the redemption of our public shares, and the private placement rights (and the underlying securities) will expire worthless. Subject to certain limited exceptions, our sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private units will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination.

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These interests may influence JWAC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Our Sponsor and JWAC’s affiliates will lose their entire investment of privately placed shares (consisting of founder shares and placement units) in JWAC if the Business Combination is not completed and, therefore, they may have had a conflict of interest in identifying and selecting Chijet for JWAC’s initial business combination in order to close the Business Combination.

The JWAC Initial Stockholders, including our Sponsor, and their permitted transferees, currently own an aggregate of 3,450,000 Class B Common Stock, or founder shares, for an aggregate purchase price of $50,000. In addition, our Sponsor purchased an aggregate of 493,000 placement units for $4,930,000 in a Private Placement that occurred simultaneously with the consummation of our IPO and upon exercise of the underwriter’s over-allotment option. All of such founder shares and placement units will be worthless if an initial business combination is not consummated. The personal and financial interests of our Sponsor and its affiliates may have influenced their motivation in identifying and selecting Chijet for its target business combination and consummating the Business Combination in order to close the Business Combination.

If JWAC stockholders fail to properly demand redemption rights, they will not be entitled to convert their JWAC Class A Common Stock into a pro rata portion of the Trust Account.

JWAC stockholders holding public shares may demand that JWAC convert their public shares into a pro rata portion of the Trust Account, calculated as of two (2) business days before the Special Meeting. To demand redemption rights, stockholders must deliver, either physically or electronically, their certificates (if any) and other redemption forms to American Stock Transfer & Trust Company, JWAC’s transfer agent no later than two (2) business days before the Special Meeting. Any stockholder who fails to properly demand redemption rights by delivering his, her or its shares will not be entitled to convert his, her or its shares into a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus titled “Special Meeting of JWAC Stockholders — Redemption Rights” for a detailed description of the necessary procedures.

Holders who redeem their public shares of JWAC Common Stock may continue to hold any JWAC Rights that they own, which results in additional dilution to non-redeeming holders upon exercise of the JWAC Rights.

Public stockholders who redeem their shares of JWAC Common Stock may continue to hold any JWAC Rights that they owned prior to redemption, which results in additional dilution to non- redeeming holders upon exercise of such JWAC Rights. Assuming the maximum redemption of the shares of JWAC Common Stock held by the redeeming holders of JWAC public shares, up to 13,800,000 publicly traded JWAC Rights would be retained by redeeming holders of JWAC public shares (assuming all such holders elected not to exercise their warrants) with an aggregate market value of $1,518,000, based on the market price of $0.11 per JWAC Rights as of November 4, 2022. As a result, the redeeming holders of JWAC public shares would recoup their entire investment (and any JWAC Rights will automatically convert into Pubco Ordinary Shares), whereas non-redeeming holders of JWAC public shares would suffer additional dilution in their percentage ownership and voting interest of Pubco if the Business Combination is consummated, upon automatic exercise of the JWAC Rights at Closing of the Business Combination. However, if redemptions exceed the amount allowable for consummation of the Business Combination, or the Business Combination is otherwise not consummated, the JWAC Rights will not be exercisable and expire worthless.

Deferred underwriting fees in connection with the IPO and payable at the consummation of our initial business combination will not be adjusted to account for redemptions by our public stockholders; if our public stockholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.

The underwriters in our IPO are entitled to deferred underwriting commissions totaling $4,830,000 upon the consummation of our initial business combination, such amounts being held in our Trust Account until the consummation of our initial business combination. The deferred underwriting commissions will not be adjusted to account for redemptions of public shares by our public stockholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of public shares redeemed increases. Assuming the exercise of the Rights, if no public stockholders of JWAC exercise redemption rights with respect to their public shares, the effective deferred underwriting fee would be approximately $0.30 per public share on a pro forma basis (or 3% of the value of public shares assuming a trading price of $10.00 per public share). If public stockholders of JWAC exercise redemption rights with respect to 50% of public shares in connection with the Business Combination, the effective deferred underwriting fee would be approximately $0.35 per public share on a pro forma basis (or 3.5% of the value of shares assuming a trading price of $10.00 per public share). If holders of our public shares exercise redemption rights with respect to the maximum number of public shares which would nevertheless allow us to consummate the Business Combination, the effective deferred underwriting fee would be approximately $0.70 per public share on a pro forma basis (or 7% of the value of shares assuming a trading price of $10.00 per public share).

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Since the Sponsor, and JWAC’s executive officers and directors will not be eligible for reimbursements of their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may arise in determining whether Chijet is appropriate for JWAC’s initial business combination in order to close the Business Combination.

At the Closing of the Business Combination, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. Unless JWAC consummates an initial business combination, JWAC’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account, and which amount as of October 31, 2022 is $418,242. Although the amount of such expenses will vary depending on the level of redemptions of JWAC Common Stock in connection with the Business Combination, these out-of-pocket expenses are estimated to be approximately $6.5 million if there are no redemptions, $6.5 million if 50% of the outstanding shares of JWAC Common Stock are redeemed and $6.5 million if the maximum amount of redemptions occur which would continue to allow us to consummate the Business Combination. These financial interests of the Sponsor, executive officers and directors of JWAC may have influenced their motivation in identifying and selecting Chijet for the Business Combination in order to close the Business Combination.

JWAC’s ability to successfully effect the Business Combination and the Combined Company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including the key personnel of Chijet, all of whom are expected to stay with Chijet following the Business Combination. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business.

JWAC’s ability to successfully effect the Business Combination and the Combined Company’s ability to successfully operate the business is dependent upon the efforts of certain key personnel of Chijet, particularly Mu Hongwei. Although all of such key personnel are expected to remain with Chijet following the Business Combination, it is possible that the Combined Entity will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination business. Furthermore, while JWAC has scrutinized individuals it intends to engage to stay with Chijet following the Business Combination, its assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause the Combined Company to have to expend time and resources helping them become familiar with such requirements.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of JWAC’s or Pubco’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of JWAC’s securities prior to the Closing of the Business Combination may decline. The market values of JWAC’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of the securities of Pubco could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Chijet’s Ordinary Shares or Pubco’s Ordinary Shares and trading in JWAC Class A Common Stock has not been active. Accordingly, the valuation ascribed to Chijet and our common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If, following the Business Combination, an active market for Pubco’s securities develops and continues, the trading price of these securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Pubco’s control. Any of the factors listed below could have a material adverse effect on your investment in our securities and Pubco’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Pubco’s securities may not recover and may experience a further decline.

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Factors affecting the trading price of Pubco’s securities following the Business Combination may include:

●	actual or anticipated fluctuations in the quarterly financial results of Pubco or the quarterly financial results of companies perceived to be similar to Pubco;
●	changes in the market’s expectations about Pubco’s operating results;
●	success of competitors;
●	Pubco’s operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning Pubco or the industry in general;
●	operating and stock price performance of other companies that investors deem comparable to Pubco;
●	Pubco’s ability to market new and enhanced products on a timely basis;
●	changes in laws and regulations affecting Pubco’s business;
●	commencement of, or involvement in, litigation involving Pubco;
●	changes in Pubco’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of Pubco Ordinary Shares available for public sale;
●	any major change in the board or management of Pubco;
●	sales of substantial amounts of Pubco stock by its directors, executive officers or significant stockholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Pubco’s securities irrespective of its operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Pubco’s securities, may not be predictable. A loss of investor confidence in the market for clean energy related stocks or the stocks of other companies which investors perceive to be similar to Pubco could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Pubco’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The Sponsor, and JWAC’s directors and officers have agreed to vote in favor of its initial business combination, regardless of how JWAC’s public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor, JWAC’s directors and officers have agreed to vote their founder shares and placement shares, as well as any public shares purchased by them in or after the JWAC IPO, in favor of the initial business combination of JWAC. Our Sponsor together with our directors and officers and permitted transferees currently own 3,450,000 shares of Class A Common Stock and 493,000 shares of Class B Common Stock, representing 21.7% of the 18,155,000 issued and outstanding shares of JWAC Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if JWAC’s Sponsor, directors and officers agreed to vote their founder shares and placement shares in accordance with the majority of the votes cast by its public stockholders.

The Sponsor, JWAC’s directors and officers and advisors and their respective affiliates may elect to purchase shares from holders of our public shares in connection with the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of JWAC Common Stock.

The Sponsor, JWAC’s directors and officers and advisors and their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. No such person will make any such purchases when such persons are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such purchases may include a contractual acknowledgement that such shareholder, although still the record holder of JWAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, JWAC’s directors and officers and advisors or their affiliates purchase shares in privately negotiated transactions from holders of our public shares who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The price per share paid in any such transaction may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with the Business Combination. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval or to satisfy the closing condition that requires JWAC to have a minimum amount of cash upon the consummation of the Business Combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination although it may not otherwise have been possible. Any such purchases will be reported pursuant to Sections 13 and 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

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In addition, if such purchases are made, the public “float” of the JWAC Common Stock and the number of beneficial holders of JWAC’s securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of JWAC’s securities on a national securities exchange, including Nasdaq.

Unlike our Sponsor’s and JWAC Initial Stockholders’ holdings currently, such newly purchased shares (if any) by those purchasers would not be subject to a lock-up period under the terms of our Sponsor Support Agreement. However, these newly purchased shares would be subject to limitations on resale under Rule 144 of the Securities Act as “control securities”, to the extent those shares were acquired by an affiliate of JWAC, unless they are registered on a subsequent registration statement filed under the Securities Act. Limitations on resale would require those affiliated purchasers of such newly purchased shares to hold them for at least one year (from the date Pubco files certain information on Form 8-K following the Closing in accordance with rules applicable to special purpose acquisition companies), assuming they are not registered on a registration statement following the Closing and Pubco has fully complied with its reporting requirements and other requirements under Rule 144. When eligible to be sold, such securities if not registered under such a registration statement would be limited by applicable requirements of Rule 144, including limitations in their manner of sale and to the volume of sales eligible under Rule 144.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by the persons described above have been entered into with any such investor or holder. JWAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

The Pubco Ordinary Shares to be received by JWAC’s stockholders as a result of the Business Combination will have different rights from shares of JWAC Common Stock.

Following completion of the Business Combination, the JWAC stockholders will no longer be stockholders of JWAC but will instead be stockholders of Pubco. There will be important differences between your current rights as a JWAC stockholder and your rights as a Pubco stockholder. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with the shares.

JWAC’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

After the completion of the Business Combination, JWAC’s stockholders will own a smaller percentage of Pubco than they currently own of JWAC. Immediately upon completion of the Business Combination, it is anticipated that JWAC’s stockholders and the Sponsor will own approximately 10.8% of the Pubco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, and of that amount approximately 2.4% will be owned by the Sponsor, assuming that none of JWAC stockholders exercise their redemption rights and exercise by all of our Rights Holders. Consequently, JWAC’s stockholders, as a group, will have reduced ownership and voting power in Pubco compared to their ownership and voting power in JWAC.

Subsequent to the consummation of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although JWAC has conducted due diligence on Chijet, there is no assurance that this diligence revealed all material issues that may be present in Chijet’ business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of JWAC’s and Chijet’s control will not later arise. As a result, Pubco may be forced later to write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if JWAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with JWAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the liquidity of Pubco, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. In addition, charges of this nature may cause Pubco to be unable to obtain future financing on favorable terms or at all.

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Our rights and founder shares may have an adverse effect on the market price of JWAC Common Stock and Pubco Ordinary Shares.

We issued in our IPO rights convertible into up to 1,725,000 shares of JWAC Common Stock. Simultaneously with the IPO, we issued placement units, in a private placement to our Sponsor and I-Bankers, consisting of placement rights convertible into up to an aggregate of 78,625 shares of JWAC Common Stock. The JWAC Initial Stockholders also currently own an aggregate of 3,450,000 founder shares, which are convertible into shares of JWAC Common Stock on a one-for-one basis, subject to adjustment as described in this proxy statement/prospectus. In addition, if our Sponsor makes any working capital loans, up to $1,500,000 of such loans may be converted into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. Those units, if any, would be identical to the placement units, although as of June 30, 2022, there were no such working capital loans outstanding. The potential for the issuance of a substantial number of additional shares of Class A Common Stock upon exercise of these warrants, conversion of these rights and loan conversion rights will increase the number of issued and outstanding shares of our JWAC Common Stock and reduce the value of the shares of JWAC Common Stock issued to complete the Business Combination.

Holders of JWAC Rights may elect to redeem their public shares while retaining their JWAC Rights, although if redemptions exceed the threshold allowable for us to consummate the Business Combination, the JWAC Rights will expire worthless.

A decision to redeem public shares will have no effect on our shareholders’ ability to hold JWAC Rights. But a decision to redeem public shares carries a risk to the value of JWAC Rights.

The JWAC Rights are only exercisable or convertible into JWAC Common Stock subject to and upon occurrence of the consummation of a business combination. See “Description of Securities of Pubco —Rights” for further information. However, we cannot consummate a business combination, including the Business Combination, among other things, if redemptions of our public shares exceed the amount allowable for us to proceed with the Business Combination. The Closing of the Business Combination is conditioned, among other things, on JWAC having met the Minimum Cash Condition of $10 million as of the Closing, after giving effect to the redemptions of JWAC Common Stock (and payment of all of JWAC’s expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby). See “Summary of the Proxy Statement/Prospectus -The Business Combination and Business Combination Agreement - Conditions to Consummation of the Merger” for more information.

Accordingly, if redemptions exceed the amount we need to fulfill our Working Capital requirements and we cannot consummate the Business Combination, your JWAC Rights will not be exercisable into JWAC Common Stock, and if we fail to consummate a business combination prior to our termination, your JWAC Rights will expire worthless.

For information about the per share value of JWAC Common Stock given different levels of redemptions, see “Questions and Answers — What equity stake will current stockholders of JWAC and the Chijet Holders hold in Pubco after the Closing?”

Pubco may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that will be applicable to it after the Business Combination.

Neither JWAC nor Chijet is currently subject to Section 404 of the Sarbanes-Oxley Act of 2002. However, following the Business Combination, Pubco will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of Chijet as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements that will be applicable to Pubco after the Business Combination. If Pubco is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, Pubco may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its common stock.

The requirements of being a public company may strain Pubco’s resources and divert management’s attention.

As a public company, Pubco will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase the legal and financial compliance costs of Pubco, make some activities more difficult, time-consuming or costly and increase demand on Pubco’s systems and resources, particularly after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that Pubco maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve Pubco’s disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect Pubco’s business and operating results. Pubco may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pubco intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If Pubco’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against Pubco and its business may be adversely affected.

Pubco is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its shares of common stock less attractive to investors.

Pubco is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, Pubco elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, the financial statements of Pubco may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find Pubco Ordinary Shares less attractive because Pubco may rely on these exemptions. If some investors find Pubco Ordinary Shares less attractive as a result, there may be a less active trading market for Pubco Ordinary Shares and its share price may be more volatile.

The future exercise of registration rights may adversely affect the market price of Pubco Ordinary Shares.

In connection with the Business Combination Agreement, Pubco, JWAC, our Sponsor and other persons and entities will enter into an amended and restated registration rights agreement. Pursuant to such agreement, Pubco will be obligated to file a registration statement to register the resale of Pubco Ordinary Shares issued in connection with the Business Combination to specified equity holders of Chijet and JWAC. The agreement also provides these persons with demand and “piggy-back” registration rights as to their Pubco Ordinary Shares, subject to certain minimum requirements and customary conditions. See “Shares Eligible for Future Sale- Registration Rights Agreement” for further details. The presence of these additional Pubco Ordinary Shares trading in the public market may have an adverse effect on the market price of Pubco’s securities. Additionally, the Chijet Holders are being granted piggy-back registration rights under the transmittal letters for any shares that may be issued to them by Pubco under the Business Combination Agreement after the Closing for purchase price adjustments or indemnification claims.

Future resales of Pubco Ordinary Shares issued in connection with the Business Combination may cause the market price of Pubco Ordinary Shares to drop significantly, even if Pubco’s business is doing well.

Our Sponsor, officers and directors have agreed in a lock-up agreement not to transfer, assign or sell any of JWAC Class B Common Stock (except to certain permitted transferees) until the earlier of (i) six months after the date of the consummation of a Business Combination, (ii) the date on which the closing price of Pubco Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period from the Closing until such six months after a Business Combination or (iii) if, earlier, the date the Combined Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Combined Company’s stockholders having the right to exchange their common stock for cash, securities or other property. See the section of this proxy statement/prospectus titled “Business Combination Agreement and Ancillary Agreements — Lock-Up Agreements.”

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Upon expiration of the applicable lock-up periods, and in accordance with Rule 144 under the Securities Act, such stockholders may sell large amounts of Pubco Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of Pubco Ordinary Shares or putting significant downward pressure on the price of Pubco Ordinary Shares. Further, sales of Pubco Ordinary Shares upon expiration of the applicable lock-up period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of Pubco Ordinary Shares could have a tendency to depress the price of Pubco Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of Pubco Ordinary Shares or the effect, if any, that future issuances and sales of Pubco Ordinary Shares will have on the market price of Pubco Ordinary Shares. Sales of substantial amounts of Pubco Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may adversely affect prevailing market prices of Pubco Ordinary Shares.

Anti-takeover provisions contained in the Proposed Charter and proposed amended and restated bylaws of Pubco, as well as provisions of Cayman Islands law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for the Pubco Ordinary Shares and could entrench management.

The Proposed Charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Pubco is also subject to anti-takeover provisions under Cayman Islands law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Pubco’s securities.

These provisions include the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Pubco’s securities.

The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with Pubco or its directors, officers, employees or stockholders.

The Proposed Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty, actions under the Delaware general corporation law or under the Proposed Charter, or actions asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter. These provisions in the Proposed Charter do not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive or concurrent federal and state jurisdiction.

Additionally, unless Pubco otherwise consents in writing, the federal district courts of the United States will be the exclusive forum for the resolution of claims arising under the Securities Act and Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring such claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

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If third parties bring claims against the Company, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.10 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

MaloneBailey, LLP, our independent registered public accounting firm, and the underwriters of the offering, will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the letter agreement, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

JWAC directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.10 per share.

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JWAC’s stockholders may be held liable for claims by third parties against JWAC to the extent of distributions received by them.

If JWAC is unable to complete the Business Combination or another business combination within the required time period, JWAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JWAC to pay taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding JWAC public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of JWAC’s remaining shareholders and its board of directors, dissolve and liquidate, subject (in each case above) to JWAC’s obligations under the Delaware law to provide for claims of creditors and the requirements of other applicable law. JWAC cannot assure you that it will properly assess all claims that may be potentially brought against JWAC. As a result, JWAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, JWAC cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by JWAC.

Additionally, if JWAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by JWAC’s stockholders. Because JWAC intends to distribute the proceeds held in the Trust Account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, JWAC’s board of directors may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and JWAC to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. JWAC cannot assure you that claims will not be brought against it for these reasons.

JWAC may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on JWAC’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent it from being completed. Currently, JWAC is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Business Combination.

The ongoing COVID-19 pandemic may adversely affect JWAC’s and Chijet’s ability to consummate the Business Combination.

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement/prospectus.

JWAC and Chijet may be unable to complete the Business Combination if continued concerns relating to COVID-19 restrict travel and limit the ability to have meetings with potential investors or the Chijet personnel. The extent to which COVID-19 impacts JWAC’s and Chijet’s ability to consummate the Business Combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, JWAC’s and Chijet’s ability to consummate the Business Combination may be materially adversely affected.

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Risks Related to Ownership of Pubco Ordinary Shares

Concentration of ownership among Chijet’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of the Business Combination, assuming there are no redemptions by the public stockholders, Chijet Inc. will beneficially own, directly or indirectly, approximately 85.9% of outstanding Pubco Ordinary Shares and Chijet’s executive officers, directors and their affiliates as a group will beneficially own approximately 68.4% of outstanding Pubco Ordinary Shares. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of Pubco’s amended and restated certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

The Company does not expect to declare any dividends in the foreseeable future.

After the completion of the Business Combination, the Company does not anticipate declaring any cash dividends to holders of its common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

There can be no assurance that Pubco Ordinary Shares will be approved for listing on Nasdaq upon the Closing, or if approved, that Pubco will be able to comply with the continued listing standards of Nasdaq.

The JWAC Common Stock, the JWAC Rights, and JWAC’s publicly traded units are currently listed on the Nasdaq Capital Market. In connection with the Closing, we intend to apply to list the Pubco Ordinary Shares on the Nasdaq Capital Market upon the Closing under the symbol “CJET”. As part of the application process, we are required to provide evidence that we are able to meet the initial listing requirements of Nasdaq, which are more rigorous than Nasdaq’s continued listing requirements and include, among other things, a requirement that Pubco have 300 or more unrestricted round lot holders, at least 150 of which hold unrestricted shares with a minimum value of $2,500, and meet a minimum public float Pubco’s ability to meet these listing requirements may depend, in part, on the number of shares of JWAC Common Stock that are redeemed in connection with the Business Combination, as the number of redemptions may impact whether Pubco has at least 300 unrestricted round lot holders upon the Closing, among other initial listing requirements. Pubco’s application has not yet been approved, and may not be approved if we are unable to provide evidence satisfactory to Nasdaq that Pubco will meet these listing requirements.

If the Pubco Ordinary Shares is not approved for listing on Nasdaq or, after the Closing, Nasdaq delists Pubco’s shares from trading on its exchange for failure to meet the listing standards, Pubco and its stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that Pubco Ordinary Shares is a “penny stock” which will require brokers trading in Pubco Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Following the Business Combination, Pubco’s business and stock price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business, or its market, or if they change their recommendations regarding Pubco Ordinary Shares in an adverse manner, the price and trading volume of Pubco Ordinary Shares could decline.

Prior to the completion of the Business Combination, Chijet has been a privately-held company. Chijet’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If Pubco is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, Pubco’s business, prospects, financial condition and operating results may be harmed.

The trading market for Pubco Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco changes its recommendation regarding Pubco’s stock in an adverse manner, or provides more favorable relative recommendations about its competitors, the price of Pubco Ordinary Shares would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause Pubco’s stock price or trading volume to decline.

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A market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination, including a significant number of redemptions by JWAC’s public stockholders, and general market and economic conditions. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of Pubco’s securities after the Business Combination could vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. You may be unable to sell your securities unless a market can be established or sustained.

Pubco’s issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other stockholders.

Pubco expects to issue additional capital stock in the future that will result in dilution to all other stockholders. Pubco expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. Pubco expects to raise capital through equity financings in the future. As part of its business strategy, Pubco may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of Pubco Ordinary Shares to decline.

Risks Relating to Redemption

The ability to execute JWAC’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

In the event the aggregate cash consideration JWAC would be required to pay for all of its public shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to JWAC, JWAC may be required to increase the financial leverage JWAC’s business would have to support. This may negatively impact JWAC’s ability to execute on its own future strategic plan.

There is no guarantee that a JWAC stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell the Pubco Ordinary Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a JWAC stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s shares. Similarly, if an JWAC stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any business combination, and there can be no assurance that a stockholder can sell its shares of JWAC Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Each JWAC stockholder should consult its own tax and/or financial advisor for assistance on how this may affect its individual situation.

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If JWAC stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their shares of JWAC Common Stock for a pro rata portion of the funds held in JWAC’s Trust Account.

Holders of JWAC Common Stock are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent at least two business days prior to the special meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of JWAC Stockholders – Redemption Rights” for additional information on how to exercise your redemption rights. Failure to comply with the redemption procedures could result in the inability to redeem your JWAC Common Stock.

Risks Related to JWAC and the Business Combination

The Sponsor and JWAC’s directors, officers, advisors or their affiliates may elect to purchase shares of JWAC Common Stock from JWAC’s stockholders, which may influence a vote on a proposed business combination and reduce the public float of JWAC’s issued and outstanding capital stock.

The Sponsor and JWAC’s directors, officers, advisors or their affiliates may purchase shares of JWAC Common Stock in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and JWAC’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from JWAC stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, or to satisfy the closing condition in the Business Combination Agreement that requires JWAC to have a minimum amount of cash at the Closing. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public float of JWAC Common Stock and the number of beneficial holders of JWAC’s securities may be reduced, possibly making it difficult for Pubco to obtain the quotation, listing or trading of its securities on a national securities exchange.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of JWAC Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of JWAC Common Stock.

The JWAC Certificate of Incorporation provides that a stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the JWAC IPO, which JWAC refers to as the “Excess Shares.” However, JWAC would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against its business combination. The inability of a stockholder to redeem the Excess Shares will reduce its influence over JWAC ability to complete its business combination and such stockholder could suffer a material loss on its investment in JWAC if it sells Excess Shares in open market transactions. Additionally, such stockholder will not receive redemption distributions with respect to the Excess Shares if JWAC completes its business combination. And as a result, such stockholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its stock in open market transactions, potentially at a loss.

If, before distributing the proceeds in the Trust Account to the JWAC stockholders, JWAC files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against JWAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of JWAC’s stockholders and the per-share amount that would otherwise be received by JWAC’s stockholders in connection with JWAC’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the JWAC stockholders, JWAC files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against JWAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in JWAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of JWAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by JWAC’s stockholders in connection with JWAC’s liquidation may be reduced.

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JWAC’s stockholders may be held liable for claims by third parties against JWAC to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to JWAC stockholders upon the redemption of JWAC Common Stock in the event JWAC does not complete its initial business combination by March 9, 2023, or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate, or such later date that may be approved by JWAC’s stockholders, may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is JWAC’s intention to redeem its JWAC Common Stock as soon as reasonably possible following March 9, 2023, or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate, or such later date that may be approved by JWAC’s stockholders, in the event JWAC does not complete its business combination and, therefore, JWAC does not intend to comply with those procedures.

Because JWAC will not be complying with Section 280, Section 281(b) of the DGCL requires JWAC to adopt a plan, based on facts known to JWAC at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against JWAC within the 10 years following its dissolution. However, because JWAC is a blank check company, rather than an operating company, and JWAC ‘s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from JWAC’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If JWAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. JWAC cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, JWAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of JWAC’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the JWAC stockholders upon the redemption of the JWAC Common Stock in the event JWAC does not complete its initial business combination by March 9, 2023, or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate, is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

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Risks Related to the Business Combination and Integration of Businesses

While JWAC and Chijet work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm the new Combined Company’s business financial condition, results of operations and prospects. In addition, uncertainty about the effect of the Business Combination on Chijet’s systems, employees, customers, partners, and other third parties, including regulators, may have an adverse effect on the new Combined Company. These uncertainties may impair the new Combined Company’s ability to attract, retain and motivate key personnel for a period of time after the completion of the Business Combination.

Chijet’s management has no or limited experience operating a public company.

Chijet’s executive officers and directors have no or limited experience in the management of a publicly traded company. Chijet’s management team may not successfully or effectively manage its transition to a public company following the Business Combination that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Combined Company. It is possible that the Combined Company will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

Chijet’s and JWAC’s operations may be restricted during the pendency of the Business

Combination pursuant to terms of the Business Combination Agreement.

Prior to the consummation of the Business Combination, Chijet is subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period without JWAC’s consent. As a result, Chijet may be unable, during the pendency of the Business Combination, to make certain acquisitions and capital expenditures, borrow money and otherwise pursue other actions, even if such actions would prove beneficial.

Uncertainty about the effect of the Business Combination may affect our ability to retain key employees and may materially impact the management, strategy and results of our operation as a Combined Company.

Uncertainty about the effect of the Business Combination on Chijet’s business, employees, customers, third parties with whom Chijet has relationships, and other third parties, including regulators, may have an adverse effect on the Combined Company. These uncertainties may impair the Combined Company’s ability to attract, retain and motivate key personnel for a period of time after the Business Combination. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the new Combined Company, our business could be harmed.

The Combined Company may incur successor liabilities due to conduct arising prior to the completion of the

Business Combination.

The new Combined Company may be subject to certain liabilities of JWAC and Chijet. JWAC and Chijet at times may each become subject to litigation claims in the operation of its business, including, but not limited to, with respect to employee matters, intellectual property infringement matters and contract matters. Any litigation may be expensive and time-consuming and could divert management’s attention from the Combined Company’s business and negatively affect its operating results or financial condition. The outcome of any litigation cannot be guaranteed, and adverse outcomes can affect JWAC, Chijet and the new Combined Company negatively.

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SPECIAL MEETING OF JWAC STOCKHOLDERS

General

JWAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its Board for use at the Special Meeting to be held on        , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to you on or about       , 2023. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct how your vote shall be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will virtually be held at 10:00 a.m. Eastern Time on        , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of JWAC Common Stock as of the close of business on              , 2023, which is the Record Date for the Special Meeting. You are entitled to one vote for each share of JWAC Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the date of this proxy statement/prospectus, there were 18,155,000 shares of JWAC Common Stock issued and outstanding, consisting of 13,800,000 shares originally sold as part of units in the JWAC IPO, 629,000 shares originally sold as part of units to the Sponsor and underwriter representative in a Private Placement that occurred simultaneously with the consummation of the JWAC IPO and 3,450,000 founder shares that were issued to the Sponsor prior to the JWAC IPO (as well as 276,000 shares of our Class A Common Stock issued to I-Bankers as underwriter representative in the JWAC IPO). JWAC does not expect to issue any shares of common stock on or before the Record Date.

Vote of the Sponsor, Directors and Officers

In connection with the JWAC IPO, JWAC entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of common stock owned by it in favor of the Business Combination Proposal. These agreements apply to the Sponsor as it relates to the founder shares and any placement shares and the requirement to vote such shares in favor of the Business Combination Proposal. Our Sponsor with our directors and officers currently own 493,000 shares of our Class A Common Stock and 3,450,000 shares of our Class B Common Stock, representing 21.7 % of the 18,155,000 issued and outstanding shares of JWAC Common Stock. Our Sponsor, JWAC Initial Stockholders, and our directors and officers have agreed to vote all of their founder shares and all of their shares of Class A Common Stock (including, but not limited to, shares of Class A Common Stock underlying the placement units) in favor of the Business Combination Proposal. As a result, assuming I-Bankers votes its representative shares in favor of the applicable proposal, we may need as few as 183,751, or approximately 1.33%, of the 18,155,000 of our public shares, to be voted in favor of the Advisory Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal, and as few as 4,722,501, or approximately 34.22% of our 18,155,000 public shares, to be voted in favor of the Business Combination Proposal and the Charter Amendments Proposal, in order to have our Business Combination approved.

Registering for the Special Meeting

Pre-registration for virtual attendance at the Special Meeting is recommended but is not required in order to attend through the following website: https://www.cstproxy.com/[                  ].

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Any stockholder wishing to attend the virtual meeting should register for the meeting by             , 2023. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

●	If your shares are registered in your name with American Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to https://www.cstproxy.com/[ ], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

●	Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the special meeting. After contacting American Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact American Stock Transfer & Trust Company at least five (5) business days prior to the meeting date in order to ensure access.

Quorum and Required Vote for Proposals

A quorum of JWAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding and entitled to vote at the Special Meeting is represented in person (including by virtual attendance) or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

Approval of the Business Combination Proposal and Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding shares of JWAC Common Stock as of the Record Date. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and Charter Amendments Proposal.

The approval of the remaining Proposals (consisting of the Advisory Charter Amendments Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal) requires the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the Special Meeting. Accordingly, a JWAC stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or the failure of a JWAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee (a “broker non-vote”) will result in that stockholder’s shares not being counted towards the number of shares of JWAC Common Stock required to validly establish a quorum, but if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Abstentions of persons appearing at the Special Meeting likewise will also have no effect on the outcome of these proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals (consisting of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal) are approved at the Special Meeting. The Advisory Charter Amendments Proposals and the Adjournment Proposal are not Condition Precedent Proposals for consummation of the Business Combination, and the Adjournment Proposal does not require the approval of any other proposal to be effective.

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It is important for you to note that in the event that the Business Combination Proposal and the other Condition Precedent Proposals do not receive the requisite vote for approval, after taking into account any approved adjournment or postponement, if necessary, then we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, if you hold your stock in “street name” through a broker, bank or other nominee, that entity cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe that all the proposals presented to our stockholders will be considered non-discretionary, and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted as present for the purposes of establishing a quorum. Broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal and Charter Amendments Proposal. At a meeting with a quorum, broker non-votes will have no effect on the remaining Proposals.

Abstentions will be considered present for the purposes of establishing a quorum, but will not be counted for or against any particular proposal. An abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal but will have no effect on the outcome of any vote on the remaining Proposals (consisting of the Nasdaq Proposal, the Incentive Plan Proposal or the Adjournment Proposal).

Recommendation of JWAC’s Board

The Board has unanimously determined that each of the proposals is fair to and in the best interests of JWAC and its stockholders, and has unanimously approved such proposals. The Board unanimously recommends that stockholders:

●	vote “FOR” the Business Combination Proposal;
●	vote “FOR” the Charter Amendments Proposal;
●	vote “FOR” the Advisory Charter Amendments Proposals;
●	vote “FOR” the Nasdaq Proposal;
●	vote “FOR” the Incentive Plan Proposal; and
●	vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of JWAC’s Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of JWAC’s Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), then JWAC will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

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●	Our Sponsor paid an aggregate of $50,000 for the founder shares, or approximately $0.017 per founder share. As a result, our Sponsor, its affiliates and our management team and advisors could make a substantial profit if the Business Combination is consummated. On the other hand, if the Business Combination is not consummated, such founder shares will be worthless.

●	Our Sponsor has agreed to purchase an aggregate of 425,000 units (or 470,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $4,250,000 (or 4,700,000 if the over-allotment option is exercised in full), and I-Bankers has agreed to purchase an aggregate of 90,000 units at a price of $10.00 per unit, for an aggregate purchase price of $900,000, that will also be worthless if the Business Combination is not consummated.

●	Within 10 days following the Business Combination, if it is approved and consummated, the Company will issue to our officers and directors an aggregate of 300,000 shares of JWAC Common Stock, with the same lock-up restrictions and registration rights as the founder shares;

●	Our Sponsor has agreed to waive its redemption rights with respect to any founder shares, any private placement shares and any public shares held in connection with the consummation of our initial business combination. Additionally, our Sponsor has agreed to waive its redemption rights with respect to any founder shares or private placement shares held by it if we fail to consummate the Business Combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the Trust Account will be used to fund the redemption of our public shares, and the private placement rights (and the underlying securities) will expire worthless. Subject to certain limited exceptions, our sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private units will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination.

Voting Your Shares

Each JWAC Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of JWAC Common Stock at the Special Meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by JWAC’s Board “FOR” the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

●	You Can Attend the Special Meeting and Vote in Person. When you arrive, you will receive a ballot that you may use to cast your vote.

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If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way JWAC can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify JWAC’s secretary in writing before the Special Meeting that you have revoked your proxy; or

●	you may virtually attend the Special Meeting, revoke your proxy, and vote in person (by virtual attendance) as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your JWAC Common Stock, you may call [Proxy Solicitor], JWAC’s proxy solicitor, at [(___) ____-____] or by the website at [____].

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under JWAC’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the JWAC Certificate of Incorporation, any holders of public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable and up to $50,000 for dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the JWAC IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s taxes payable and up to $50,000 of any remaining interest for dissolution expenses). For illustrative purposes, based on funds in the Trust Account of $140 million on September 30, 2022, the estimated per share redemption price would have been approximately $10.157 (net of taxes payable). JWAC anticipates the per share redemption price will be approximately $10.157 (net of taxes payable) at the closing of the Business Combination, which is anticipated to occur during the first half of 2023.

In order to exercise your redemption rights, you must:

●	prior to 5:00 p.m. Eastern Time on , 2023 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to American Stock Transfer & Trust Company, JWAC’s transfer agent, at the following address:

American Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: [    ]

E-mail: [    ]

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●	deliver your public shares either physically or electronically through DTC to JWAC’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is JWAC’s understanding that stockholders should generally allot at least two (2) weeks to obtain physical certificates from the transfer agent. However, JWAC does not have any control over this process and it may take longer than two (2) weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with JWAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to JWAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that JWAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting JWAC’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of JWAC Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of JWAC Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in JWAC Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of JWAC Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and JWAC does not consummate an initial business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate) JWAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

JWAC Appraisal Rights

Under the DGCL, holders of JWAC Common Stock and JWAC Rights do not have appraisal rights in connection with the Business Combination.

Proxy Solicitation

JWAC is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone or in person. JWAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials.

JWAC will pay the cost of soliciting proxies for the Special Meeting. JWAC has engaged [Proxy Solicitor] to assist in the solicitation of proxies for the Special Meeting. JWAC has agreed to pay [Proxy Solicitor] a fee of $[  ], plus disbursements. JWAC will reimburse [Proxy Solicitor] for reasonable out-of-pocket expenses and will indemnify [Proxy Solicitor] and its affiliates against certain claims, liabilities, losses, damages and expenses.

JWAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of JWAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of JWAC Common Stock and in obtaining voting instructions from those owners. JWAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

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THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Our stockholders should carefully read this proxy statement/ prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.

We may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the shares of our common stock that are voted at the Special Meeting.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the related agreements. JWAC’s stockholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which may be updated prior to the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

On October 25, 2022, JWAC entered into the Business Combination Agreement by and among JWAC, Pubco, Merger Sub, the Sellers and Chijet. The Business Combination Agreement provides for the combination of JWAC and Chijet under Pubco, a new holding company, as its direct, wholly-owned subsidiaries. Pursuant to the Business Combination and Business Combination Agreement (a) Pubco will acquire all of the issued and outstanding capital shares of Chijet from the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco shall be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco, which we refer to as the Share Exchange; and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco. For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Proposal—Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated herein by reference.

Transaction Consideration

Subject to the terms and conditions set forth in the Business Combination Agreement, in connection with the Effective Time of the Business Combination:

(i)	each of the outstanding shares of JWAC Common Stock will be exchanged for the right to receive one Pubco Ordinary Share (and following such exchange the share of JWAC Common Stock will be cancelled),

(ii)	each outstanding share of JWAC’s Class B Common Stock, according to JWAC’s certificate of incorporation, will be converted into one share of JWAC Common Stock, immediately prior to the Effective Time, and exchanged for a Pubco Ordinary Share in accordance with subsection (i) above; and

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(iii)	the registered holder of JWAC Rights will be issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights is eligible, and which shall be exchanged for the equivalent number of Pubco Ordinary Shares, in accordance with subsection (i) above; and

(iv)	the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Sellers having an earnout (the “Earnout”), which would adjust downwards the consideration they receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-Closing financial performance and stock price metrics of Pubco, described below, and all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

In connection with the Earnout, the holders of JWAC Common Stock shall receive one CVR for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers) have waived their rights to receive a CVR relating to those privately placed shares.

According to the terms of the Representative Warrant which was placed with the Representative in connection with JWAC’s initial public offering, the Representative Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares. According to the terms of GT Warrant granted by Baoya to Greentree, GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares.

As JWAC does not have any outstanding shares of preferred stock, and is anticipated to have no outstanding shares of preferred stock at the Effective Time, no exchange of preferred stock is expected to occur at the Effective Time.

Earnout Provisions

The issuance of an amount of Pubco Ordinary Shares to certain Chijet Holders who are earnout participants, and who we refer to as the Earnout Participants, is subject to an Earnout equal in value to Six Hundred and Seventy Four Million U.S. Dollars ($674,000,000), with each of such shares being valued at the redemption price (such Pubco ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof), and which we refer to as the Earnout Shares. The Earnout Shares shall be issued and registered by Pubco in the name of the Earnout Participants, but shall be unvested and subject to potential surrender and cancellation as provided in the Business Combination Agreement. Additionally, until the Earnout Shares have become vested, (i) all earnings, such as dividends or distributions, related to such Earnout Shares shall be held in a segregated escrow account (the “Escrow Account”), and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the earnings thereon) (the “Earnout Transfer Restrictions”). Otherwise, the Earnout Shares shall have the same rights as the Pubco Ordinary Shares. Each of the Earnout Participants agrees that the Earnout Shares shall vest and no longer be subject to potential cancellation and become free of the Earnout Transfer Restrictions, and that each of the Earnout Participants shall have the contingent right to receive a pro rata portion of the earnings (such pro rata allocation based on the number of Purchased Shares owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants). The Earnout Shares will vest based on either meeting the criteria relating to (i) consolidated gross revenues or (ii) closing price of Pubco Ordinary Shares, and will vest in three tranches consisting of up to 30% for 2023, 30% for 2024 and any remaining unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings thereon (as defined in the Business Combination Agreement)), as described as follows:

(a)	The first tranche shall (i) vest proportionately based on the consolidated gross revenues of Pubco and the Target Companies (including the period prior to Closing) as set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $528,000,000, up to a maximum of 100% of the first tranche at $801,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the first tranche if the Pubco Ordinary Shares on the applicable Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Pubco files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023.

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(b)	The second tranche will likewise either (i) vest proportionately based on the consolidated gross revenues of Pubco and the Target Companies (including the period prior to Closing) as set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $870,000,000, up to a maximum of 100% of the second tranche at $2,206,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the second tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024.

(c)	Any remaining Earnout Shares not vested in the first or second tranches are eligible either to (i) vest proportionately based on the consolidated gross revenues of Pubco and the Target Companies (including the period prior to Closing) as set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 (as adjusted for a fixed 6.5-to-1 Chinese yuan renminbi to U.S. dollar exchange rate) in excess of $1,616,000,000, up to a maximum of 100% of the final tranche at $3,215,000,000 in consolidated gross revenues, or alternatively (ii) vest for 100% of the final tranche based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025.

The Transaction Consideration will be paid in the form of a number Pubco Ordinary Shares (the “Consideration Shares”), valued at the applicable redemption price (the “Closing Share Price”) and in the form of CVRs to those receiving CVRs under the Business Combination Agreement.

CVRs

In connection with the Earnout, the holders of JWAC Common Stock that do not redeem their shares in connection with the Business Combination shall additionally receive a contingent value rights, or CVR, for each share of JWAC Common Stock exchanged as described above, to compensate the holders of JWAC Common Stock in the event the Earnout criteria is not met by the Sellers, which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers Securities, Inc., which served as underwriter in our initial public offering) have waived their rights to receive a CVR relating to those privately placed shares. For more information see the section entitled “Description of the CVRs” contained elsewhere in this proxy statement/prospectus.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by JWAC, Chijet and Pubco as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Business Combination, subject to certain customary exceptions.

In the Business Combination Agreement, Chijet made certain customary representations and warranties to JWAC and Pubco, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and tax returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with affiliates; (22) insurance; (23) customers and suppliers; (24) business practices; (25) Investment Company Act of 1940 (“Investment Company Act”); (26) finders and brokers; (27) information supplied and (28) independent investigation. Additionally, Pubco made certain customary representations and warranties to JWAC, Chijet and Sellers, with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) title and ownership of the Pubco shares to be issued to the Sellers; (7) Pubco and Merger Sub activities; (8) SEC filings; (9) absence of certain changes; (10) compliance with laws; (11) litigation, orders and permits; (12) taxes and tax returns; (13) employees and employee benefit plans; (14) properties; (15) material contracts; (16) transactions with affiliates; (17) Investment Company Act and the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); (18) business practices; (19) insurance; (20) finders and brokers; (21) information supplied; and (22) independent investigation.

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In the Business Combination Agreement, JWAC made certain customary representations and warranties to Chijet, Sellers and Pubco, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings, financial statements and internal controls; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits; (10) taxes and tax returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act and the JOBS Act; (16) finders and brokers; (17) business practices; (18) insurance; (19) information supplied; (20) independent investigation; and (21) Trust Account.

In the Business Combination Agreement, each Seller made customary representations and warranties to JWAC and Pubco, including among others, related to the following: (1) organization and good standing; (2) authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) ownership of the Purchased Shares; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) finders and brokers; (9) information supplied; and (10) independent investigation.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among others, covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business, in compliance with law, and using commercially reasonable efforts to preserve their respective organizations, access to services of personnel and consultants, and material assets; (3) JWAC’s public filing obligations and Chijet’s obligation to deliver interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers after the Closing; (12) use of trust proceeds after the Closing; and (13) efforts to conduct a private placement, backstop or redemption waiver arrangements, if sought.

JWAC agreed that its board of directors will not withhold, withdraw or modify its recommendation that JWAC’s stockholders vote in favor of the approval of the Business Combination Agreement and the Business Combination and other matters relating thereto unless JWAC’s board of directors determines in good faith, after consultation with its legal and financial advisors, that it is required to do so in order to comply with its fiduciary duties under applicable law (and then only subject to certain requirements).

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of seven directors, a majority of which will be independent. Two directors (each one being an independent director) will be designated by JWAC prior to the Closing and four directors (at least two being independent directors) will be designated by Chijet prior to the Closing. An additional independent director will be mutually agreed upon by JWAC and Chijet prior to the Closing.

JWAC and Pubco also agreed to jointly prepare, and Pubco shall file with the SEC, a registration statement on Form F-4 in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of Company securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the stockholders of JWAC for the matters relating to the Business Combination to be acted on at the special meeting of the stockholders of JWAC and providing such stockholders with an opportunity to participate in the Redemption.

Survival and Indemnification

None of the representations and warranties of the parties to the Business Combination Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto.

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None of the covenants and agreements of the parties contained in the Business Combination Agreement will survive the Closing, except that those covenants and agreements that by their terms apply or are contemplated to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

Conditions to Consummation of the Merger

The consummation of the Business Combination is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Condition Precedent Proposals; (ii) expiration of any waiting period under applicable antitrust laws; (iii) receipt of all consents required to be obtained from governmental authorities; (iv) no law or order preventing or prohibiting the Business Combination; (v) JWAC having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; (vi) the amendment by the shareholders of Pubco’s memorandum and articles of association in a form acceptable to Chijet and JWAC; (vii) receipt by Chijet and JWAC of evidence reasonably satisfactory to each such party that Pubco qualifies as a foreign private issuer; (viii) the Registration Statement of which this proxy statement/prospectus forms a part, being declared effective by the SEC; (ix) Pubco Ordinary Shares having been approved for listing on Nasdaq, subject only to the official notice of issuance; and (x) no litigation brought by a third party that is not an affiliate of the parties to the Business Combination Agreement, to enjoin or otherwise restrict the consummation of the Closing.

In addition, unless waived by Chijet, the obligations of Chijet, the Merger Sub and the Sellers to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of JWAC being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to materiality or material adverse effect qualifications);

●	JWAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing;

●	Absence of a material adverse effect with respect to JWAC since the date of the Business Combination Agreement which is continuing and uncured;

●	Chijet having received a copy of the Amended and Restated Registration Rights Agreement, an agreement for escrow of the CVRs and the CVR Agreement, in each case duly executed by JWAC; and

●	the election or appointment of members to Pubco’s post-Closing board the four directors designated by Chijet, pursuant to the Business Combination Agreement; and

●	JWAC having upon the Closing cash and cash equivalents (including funds remaining in the Trust Account after completion and payment of the Redemption and the proceeds of any private placement financing), net of JWAC’s unpaid expenses and liabilities, at least equal to $10,000,000, which we refer to as the Minimum Cash Condition.

Unless waived by JWAC, the obligations of JWAC to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries:

●	The representations and warranties of Chijet, Pubco and Sellers being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to a qualifier as to material adverse effect);

●	Chijet, Pubco, Merger Sub and the Sellers having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the Closing Date;

●	Absence of a material adverse effect with respect to Chijet or Pubco since the date of the Business Combination Agreement which is continuing and uncured;

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●	receipt by JWAC of employment agreements, effective as of the Closing, in form and substance acceptable to the JWAC and Chijet, between certain persons and Chijet or a Chijet affiliate, as applicable, duly executed by the parties thereto;

●	JWAC having received a copy of the Amended and Restated Registration Rights Agreement, CVR Agreement and related escrow agreement duly executed by Sellers party thereto and Pubco;

●	receipt by JWAC of the evidence of the termination of any outstanding options, warrants or other convertible securities of Chijet (if any);

●	receipt by JWAC of share certificates and other documents evidencing the transfer of the Chijet Ordinary Shares to Pubco;

●	receipt by JWAC of reasonably acceptable evidence of the termination of certain Chijet group related party contracts;

●	receipt by the JWAC of copies of lock-up agreements, effective as of the Closing, in the form attached to the Business Combination Agreement

●	JWAC having received a copy of duly executed customary non-competition agreements, effective as of the Closing, in form and substance acceptable to JWAC and Chijet, among Pubco, Chijet and certain Sellers; and

●	the election or appointment of members to Pubco’s post-Closing board of the two independent directors designated by JWAC pursuant to the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon the mutual agreement of Chijet and JWAC, or by Chijet or JWAC acting alone, in specified circumstances, including:

●	by written notice by either JWAC or Chijet if the Closing has not occurred on or prior to March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation), the termination date under the Business Combination Agreement (the “Outside Date”) provided that if the JWAC elects to extend the date by which it must consummate its initial business combination (by up to an additional three (3) months, which we refer to as an Extension, JWAC is required five (5) days prior to the applicable Extension deadline to deposit into the Trust Account the sum of $1,380,000, by means of a purchase by Chijet of limited liability company membership interests in the Sponsor, all on the terms and conditions set forth in the Business Combination Agreement upon. Upon an effective Extension as described above, the Outside Date will be automatically extended to the last day of such Extension period.

●	by written notice by either JWAC or Chijet if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable;

●	by Chijet for JWAC’s uncured breach of the Business Combination Agreement, if the breach by JWAC causing any of JWAC’s representations, covenants or agreements therein to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or the Outside Date);

●	by JWAC for the uncured breach of the Business Combination Agreement by Chijet, Pubco, Merger Sub or any Seller, if the breach by such party causing any of such party’s representations, covenants or agreements to become untrue or materially inaccurate which would result in a failure of its related Closing condition (and which has not been cured within the earlier of 20 days of written notice or the Outside Date);

●	by written notice by JWAC if there has been a material adverse effect on Chijet or Pubco since the date of the Business Combination Agreement which is continuing and uncured; or

●	by written notice by either JWAC or Chijet if JWAC holds the Special Meeting and at a duly conducted vote of its stockholders does not obtain approval of the Business Combination Agreement and the Business Combination.

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A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party (or with respect to Chijet, by the Sellers, Pubco or Merger Sub).

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, waiver of claims against the trust, termination and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Business Combination Agreement prior to such termination.

Trust Account Waiver and Releases

Chijet, Pubco, Merger Sub and each of the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in JWAC’s Trust Account held for its public stockholders, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom directly or indirectly to JWAC’s public stockholders).

Each Seller, on behalf of itself and its affiliates that own shares of such Seller, provided a general release of Chijet and its subsidiaries, effective as of the Closing, other than with respect to its rights under the Business Combination Agreement and ancillary documents and certain other customary exceptions.

Governing Law

The Business Combination Agreement is governed by New York law, except that to the extent that Delaware law is required to apply with respect to the Merger or other actions under the Business Combination Agreement, Delaware law will so apply. The state and federal courts sitting in New York, New York will have exclusive jurisdiction.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, and which we refer to as Related Agreements, but does not purport to describe all of their terms. The following summary is qualified in its entirety by reference to the complete text of each of these Related Agreements, which are included as exhibits to this proxy/statement prospectus. You are urged to read such Related Agreements in their entirety.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, JWAC, Chijet, Pubco and the Sponsor entered into a sponsor support agreement, in which, among other things, these parties agreed to (i) not to solicit or cause JWAC to enter into any alternative competing transactions, (ii) to vote all of their founder shares and all of the public shares held by them in favor of the Business Combination and in opposition of any alternative competing transactions and (iii) a moratorium, or lock-up, on selling shares which was substantially the same as that entered into by the Sponsor in connection with our IPO.

Simultaneously with the execution of the Business Combination Agreement, JWAC, Pubco, Chijet and the Sponsor, as well as Join Surplus International Ltd. (“Join Surplus”), and I-Bankers (collectively with the Sponsor and Join Surplus, the “Support Agreement Parties”) entered into a support agreement pursuant to which the Sponsor Support Agreement Parties agreed to support the Business Combination and to vote all of its shares of JWAC Common Stock (and any other securities of JWAC owned or acquired by them) in favor of the Business Combination Agreement and the Business Combination. The Sponsor Support Agreement Parties also agreed to take certain other actions in support of the Business Combination Agreement and the Business Combination and to refrain from taking such actions that would adversely impede the ability of the parties to perform the Business Combination Agreement. The Support Agreement also prevents transfers of JWAC Common Stock and JWAC securities held by the Sponsor Support Agreement Parties between the date of the Support Agreement and the date of the Closing or earlier termination of the Business Combination Agreement unless the transferee executes a joinder to the Support Agreement.

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The Sponsor also agreed to be bound by and comply with the provisions of the Business Combination Agreement relating to Chijet’s funding of a potential Extension and, upon and subject to the funding of such an Extension by Chijet in accordance with the Business Combination Agreement, to issue to Chijet the relevant limited liability company membership interests in the Sponsor.

Each of the Sponsor and Join Surplus, solely in connection with the Business Combination, agreed to waive certain anti-dilution provisions under JWAC’s governing documents relating to the conversion of JWAC’s Class B Common Stock. The Support Agreement Parties, solely in connection with the Business Combination, each agreed to waive the right to receive CVRs for JWAC’s Class A Common Stock which they received in a private placement from JWAC or upon conversion of JWAC’s Class B Common Stock.

Each of the Support Agreement Parties, on behalf of itself and its affiliates, provided a general release of JWAC, Pubco, Chijet and Merger Sub, effective as of the Closing, other than with respect to rights under the Business Combination Agreement and ancillary documents and certain other customary exceptions.

Lock-Up Agreement

In connection with our IPO, JWAC Initial Stockholders, including our Sponsor, have agreed in a lock-up agreement not to transfer, assign or sell any of JWAC Class B Common Stock (except to certain permitted transferees) until the earlier of (i) six months after the date of the consummation of a Business Combination, (ii) the date on which the closing price of Pubco Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period from the Closing until such six months after a Business Combination or (iii) if, earlier, the date the Combined Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Combined Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

During the period of the lock-up agreement, the JWAC Initial Stockholders also agreed not to, with respect to Pubco Ordinary Shares, subject to customary exceptions (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, such stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such stock, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of such stock of Pubco or other securities, in cash or otherwise.

Chijet Lock-Up Agreement

In connection with the BCA, certain Chijet Holders holding approximately 78% of the Chijet Ordinary Shares and certain members of Chijet’s management team entered into a lock-up agreement, effective as of the Closing, with Pubco substantially similar to the lock-up agreement between us and the JWAC Initial Stockholders. “The Business Combination Proposal (Proposal 1) — Chijet Lock-Up Agreement.”

Registration Rights

The Business Combination Agreement provides that effective as of the Closing, JWAC, Pubco, the Sellers, and the holders of a majority of the “Registrable Securities” pursuant to the registration rights agreement which we entered into in connection with our IPO (our “existing registration rights holders”), will enter into an amended and restated registration rights agreement. This amended agreement will provide registrations rights covering all of the Pubco Ordinary Shares these parties receive in the Business Combination (including those received upon conversion of our Class B Common Stock), subject to applicable contractual transfer restrictions and lock-up periods. The Sellers holding a majority of securities having the Sellers’ registration rights, or a majority of our existing registration rights holders, are in each case entitled after the Business Combination to demand that we register those securities. All of the registration rights holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require us to register for resale those securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the securities.

Chijet Trust Account Waiver

Chijet has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in JWAC’s Trust Account, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) directly or indirectly.

Non-Competition Agreement

At the Closing, certain of the executive officers of Chijet will each enter into a Non-Competition and Non-Solicitation Agreement in substantially the form attached to the Business Combination Agreement, and included as an exhibit to this proxy statement/prospectus, and which we refer to as a Non-Competition Agreement.

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Background of the Business Combination

JWAC is a blank check company incorporated as a Delaware corporation on September 14, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more target businesses. Promptly following its initial public offering that closed on December 9, 2021. Prior to the consummation of its initial public offering, neither JWAC, nor anyone on its behalf, contacted any target business or had any substantive discussions, formal or otherwise, with respect to a transaction with JWAC. JWAC expended extensive efforts into identifying a prospective target business. JWAC’s management team, working together with its professional service providers, sought out potential target businesses through their network of relationships across different industries. JWAC also responded to inquiries from investment bankers and other professional service providers who represented companies engaged in a sale or financing process that were potential target businesses.

The following is not intended to be a list of all opportunities initially evaluated or explored or discussions held by JWAC, but rather sets forth the significant discussions and steps that JWAC took to reaching the Business Combination Agreement with ChiJet.

During the search process, JWAC had discussions with more than 20 potential targets and/or their representatives, in a wide range of industries including biotech, consumer products, electric transportation, retail and media. For those targets that were deemed to warrant significant interest, the JWAC board and support team performed further tasks, including, on a case-by-case basis, management presentations, management discussions, experience and readiness discussions and/or assessments, and assessments of financial condition and potential growth prospects for their business and industry. JWAC then discussed preliminary parameters for proposals to those targets that it determined were strong candidates for a business combination. In most cases, if a potential target was deemed compelling enough for JWAC to pursue a potential business combination with, an initial non-binding letter of intent (“LOI”) to pursue a proposed business combination would be prepared. Approximately, 15 non-disclosure agreements (“NDAs”) and 5 LOIs were executed.

In January 2022, JWAC was introduced to Chijet by Weiheng Cai, President of R-Opus Inc. who is a member of JWAC’s sponsor, Jupiter Wellness Acqusition Sponsor, LLC. On January 15, 2022, JWAC’s board of directors held a call with members of Chijet to do a presentation on Chijet’s business. On January28, 2022, JWAC signed an LOI with Chijet. JWAC continued to pursue other deals including taking significant steps in pursuing a business combination with an alcohol and spirits home delivery business in Europe.

After the LOI exclusivity period expired, Chijet also began to pursue transactions with other potential SPAC acquirers, as well as exploring the possibility of initiating an initial public offering on its own. In fact, on July 12, 2022 Chijet signed a business combination agreement with Deep Medicine Acquisition Corporation (“DMAQ”). One of the members of the DMAQ sponsor is also a member of JWAC’s sponsor. The business combination agreement with DMAQ provided that the transaction value was $2.1 billion.

Prior to signing the business combination agreement with Chijet, DMAQ performed extensive due diligence on the business of Chijet. They hired AlixPartners, a consulting firm to perform an evaluation of Chijet’s business. AlixPartners has an extensive knowledge and expertise in the automotive industry. The business combination agreement provided that DMAQ had the right to terminate the business combination agreement for due diligence reasons. During the due diligence process, the consulting firm raised certain concerns that the $2.1 billion purchase price contained assumptions that reflected a flat value that they did not believe Chijet would achieve and also used a non-trading company discount to reflect that Chijet was a private company. The parties worked to negotiate a lower base price with the difference to be made up with an earnout. Ultimately, on September 26, 2022, DMAQ and Chijet terminated the business combination agreement.

During the course of the DMAQ-Chijet transaction, JWAC’s CEO, Brian John and Robert C. Cottone, President of Greentree Financial Group, Inc. discussed the transaction and the continued desire of Chijet to get listed in the United States. Mr. John indicated that JWAC still had an interest in the transaction but that the JWAC board still hoped to complete a business combination with a biotech company. Ultimately, JWAC’s board determined that it would not be able to consummate a transaction with a biotech company at a valuation which would be favorable and achievable based on the current SPAC market. In addition, JWAC engaged in extensive discussions and took steps towards entering into a business combination with a European company in the alcohol delivery business. JWAC ceased negotiations with the alcohol delivery business in September when it became apparent that they were having difficulty finishing their audit and for other concerns. When the DMAQ-Chijet agreement was terminated on September 26, 2022, Mr. John and Mr. Cottone discussed JWAC pursuing the Chijet transaction at such time.

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On September 28, 2022, Mr. John arranged a call with JWAC’s Board to discuss pursuing a business combination with Chijet and invited Mr. Cottone to discuss the history of the transaction. During the call, Mr. Cottone discussed the issues that led it to reduce the price, down from the $2.1 billion value originally agreed to, to a $926.0 million valuation, with an earnout bringing the total value to the $2.1 billion. JWAC’s board led by Hans Haywood, also extensively discussed the due diligence conducted by DMAQ and the report prepared by the consulting firm. JWAC’s board determined to discuss assumptions and conclusions with the people at the consulting firm. In the beginning of October 2022, Mr. John held a call with the Managing Director of the consulting firm to discuss JWAC engaging them to continue the work on behalf of JWAC. Since the vast portion of the work was already completed, it was agreed that the scope of the engagement would be to understand the previously prepared report and to be available to discuss the report with JWAC’s Board of Directors, the parties agreed on a fee of $125,000 for the work which JWAC paid to AlixPartners in October 2022.

JWAC’s Board also determined that it should obtain a fairness opinion for the transaction. On September 28, 2022 and on September 29, 2022, Mr. John contacted Stanton Park to discuss preparing a fairness opinion. They agreed on a price of $25,000 and JWAC engaged Stanton Park on September 30, 2022 to prepare the fairness opinion. Stanton Park was already familiar with Chijet because it had performed valuation services for DMAQ in connection with the terminated DMAQ-Chijet business combination. Jon Taylor, the Managing partner at Stanton Park was the representative at Stanton Park. Mr. John held subsequent conversations with Mr. Taylor on October 4 and 5, 2022 as well as frequent subsequent conversations between that time and the date of delivery of the fairness opinion. On October 24, 2022, Stanton Park delivered their opinion to JWAC.

On October 17, 2022, certain members of the Board of JWAC held a call with AlixPartners to discuss their diligence findings. Hans Haywood led the call for JWAC. Steven Dyer, Managing Partner, participated for AlixPartners. The parties had an extensive conversation where Mr. Dyer went through their findings in their due diligence and the assumptions that they made in their analysis. Mr. Cottone also participated in the discussions. Subsequent to the call, Mr. John had discussions with individual members of the Board to discuss the possible transaction. Mr. John also discussed the proposed price and deal structure and how it reflected the price that DMAQ and Chijet had ultimately agreed to in principal prior to the termination of the deal. Mr. Heyworth discussed some of his concerns in the AlixPartners due diligence report and requested that JWAC have another call with AlixPartners.

On October 24, 2022, JWAC held another diligence call with AlixPartners. The individual at AlixPartners was Marc Brown who had initially worked on the AlixPartners report prepared for DMAQ. He primarily discussed the assumptions used in preparing the report for DMAQ. AlixPartners was not engaged by JWAC to prepare a valuation or report. Mr. John followed up with Mr. Haywood and it was determined that they needed a further call with the Board and Mr. Dyer to go over certain follow up questions that Mr. Haywood had with respect to the due diligence report. On October 25, 2022, members of JWAC’s board had an additional conversation with Mr. Dyer who addressed the specific question that Mr. Haywood wanted additional information on. On October 25, 2022, JWAC’s board of directors held a telephonic meeting and approved the Business Combination Agreement.

While JWAC was completing its due diligence, JWAC’s counsel was working on the Business Combination Agreement with Chijet and its counsel. The Business Combination Agreement was based on the last versions of the business combination agreement between DMAQ and Chijet with earnout and structure reflecting a reduced valuation and was revised to formulate the earnout and make certain other changes. On October 25, 2022, JWAC and Chijet signed the Business Combination Agreement. On October 26, 2022, JWAC released a press release reporting that it had entered into the Business Combination Agreement and filed a corresponding Current Report on Form 8-K. On October 31, 2022, JWAC released an additional Current Report on Form 8-K filing the Business Combination Agreement and related agreements executed on October 25, 2022.

The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take actions and exercise their respective rights under the Business Combination Agreement to facilitate the completion of the Business Combination.

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JWAC’s Board of Directors’ Reasons for the Approval of the Business Combination

Board of Directors’ Reasons for Approval of the Business Combination

The Board, in evaluating the Business Combination, consulted with JWAC’s management and legal, accounting and financial advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of JWAC and its stockholders and (ii) to recommend that JWAC’s stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the Board considered a range of factors, including, but not limited to, the factors discussed below.

In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Board viewed its decision as being based on any and all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of JWAC’s reasons for the Business Combination and all other information presented in this section may be forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Many factors were considered by JWAC, and the factors outlined herein may or may not have been considered by any particular directors, member of management, or advisor of JWAC. Notwithstanding whether any of these factors were considered by any individual board member, the Board voted unanimously to proceed with the transaction.

The officers and directors of JWAC have substantial experience in a wide range of industries and are confident that their experience and background, together with the experience of JWAC’s advisors, enabled them to exercise the necessary business judgment to make the determinations regarding the Business Combination. The Board also obtained the Stanton Park Opinion, described below, prior to the execution of the Business Combination Agreement, relating to the fairness, from a financial point of view, of the Transaction Consideration to be paid to the equity holders of Chijet in the Business Combination.

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Growth Prospects. JWAC believes that the electric car industry is an industry with the potential for high growth. They believe that demand for electric cars is growing and that a company such as Chijet which is attempting to appeal to a lower purchase point customer has favorable growth prospects.

●	Broad Customer Base. JWAC believes that there is a growing customer base for electric vehicles in China particularly the vehicles produced by Chijet.

●	Due Diligence. Business, financial and technical due diligence examinations of Chijet and discussions with Chijet’s management team were conducted, JWAC reviewed the due diligence report prepared for DMAQ by AlixPartners who had performed extensive due diligence, including conducting extensive in-person meetings and calls with Chijet’s management team and its representatives regarding Chijet’s operations and financial prospects, technical analysis. Additional legal and technical review of Chijet’s material contracts, intellectual property and labor matters was conducted. Such due diligence examination of Chijet was reviewed by JWAC’s legal, technical, and financial advisors, and indicated to JWAC management that Chijet could assemble the required elements to create a foundation for a potentially very successful vehicle design and manufacturing company;

●	Stockholder Liquidity. The obligation in the Business Combination Agreement to have Pubco Ordinary Shares issued as merger consideration listed on the Nasdaq, a major U.S. stock exchange, which the Board believes has the potential to offer JWAC stockholders enhanced liquidity following the Business Combination;

●	Management Team Continuity. Chijet’s senior management team intends to remain with the Combined Company in the capacity of officers and/or directors following the Business Combination, providing beneficial continuity in advancing Chijet’s strategic and growth goals;

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●	Lock-Up. Key Chijet Holders (including its management team) agreed to be subject to lockup provisions of 6 months in respect of their Pubco Ordinary Shares (subject to certain customary exceptions), which would provide important stability to the Combined Company;

●	Fairness Opinion. On September 30, 2022, JWAC engaged Stanton Park for the benefit of its Board in connection with the consideration by the Board of the Business Combination between JWAC and Chijet pursuant to which JWAC would acquire all or substantially all of the assets and business of Chijet (the “Acquired Business”) in consideration of the issuance of common stock of the surviving company. Subject to various agreed procedures, terms, conditions, assumptions, qualifications and limitations, Stanton Park valued the Acquired Business and, at the request of the Board, on October 24, 2022, rendered its formal written opinion, which we refer to as the “Stanton Park Opinion,” that as of that date the purchase price of up to $1,650,000,000. See discussion under “—The Business Combination Proposal: Stanton Park Opinion.” The full text of the opinion is included with this proxy statement/prospectus; All descriptions of and disclosures concerning the Stanton Park Opinion are qualified in their entirety by reference to the specific text ofthe Stanton Park Opinion, a copy of which is included as Annex D to this proxy statement/prospectus. The included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board;

●	Other Alternatives. The Board believes, after a thorough review of other business combination opportunities reasonably available to JWAC that the proposed Business Combination represents the most promising potential business combination for JWAC and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets. Given the demand for vehicles which are powered with alternatives to fossil fuels and Chijet’s technology and customer pipeline, JWAC’s Board believes Chijet offers its stockholders the most potential value when compared to other target candidates; and

●	Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between JWAC and Chijet.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

●	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Chijet’s revenues post-closing;

●	Business Plan and Growth Initiatives May Not Be Achieved. The risk that Chijet may not be able to execute on its business plan and realize the potential financial performance presented to JWAC’s management team, or that Chijet’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe. Although JWAC’s board was provided access to Chijet’s investor presentation summarizing the company’s plans for medium and long term growth, those plans were believed to be subject to significant uncertainty due to several factors, including but not limited to supply chain interruptions, the effect of covid shutdowns in China and increased competition in the Chines EV market.

●	Redemption Risk. The potential that a significant number of JWAC stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the JWAC Certificate of Incorporation, which would potentially make the Business Combination more difficult or impossible to complete;

●	Stockholder Vote. The risk that JWAC’s stockholders may fail to provide the votes necessary to effect the Business Combination;

●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within JWAC’s control;

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

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●	Listing Risks. The challenges associated with preparing Chijet, a private entity, for the applicable disclosure and listing requirements to which the Combined Company will be subject as a publicly traded company on the Nasdaq;

●	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

●	Liquidation of JWAC. The risks and costs to JWAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in JWAC being unable to effect a business combination by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), the termination date under the Business Combination Agreement (the “Outside Date”);

●	Regulatory Risks. The risks to the adoption of Chijet’s technology include national and local and environmental regulations, which are subject to change;

●	Board and Independent Committees. The risk that the Combined Company’s board of directors post- Closing and independent committees do not possess adequate skills set within the context of the Combined Company operating as a public company;

●	Holders of JWAC Common Stock, and JWAC Rights Receiving a Minority Position in the Combined Company. The risk that JWAC stockholders will hold a minority position in the Combined Company;

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination; and

●	Other Risk Factors. Various other risk factors associated with the business of Chijet, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board.

The Board concluded that the potential benefits expected to be achieved by JWAC and its stockholders resulting from the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Board determined that the Business Combination was advisable, fair to, and in the best interests of, JWAC and its stockholders.

Opinion of Stanton Park Advisors LLC

Opinion of Financial Advisor to Jupiter Wellness Acquisition Corp.

Stanton Park Advisors, LLC (“Stanton Park”) was retained by Jupiter Wellness Acquisition Corp. (“JWAC”) to provide its opinion as to the fairness, from a financial point of view, to the shareholders of JWAC regarding the Business Combination. On October 24, 2022, Stanton Park delivered its opinion to JWAC’s board of directors, to the effect that, based on financial, business and operating information available to it as of September 30, 2022, the total consideration to be paid by JWAC in the Business Combination is fair to the JWAC shareholders from a financial perspective.

The summary of the opinion in this proxy statement/solicitation consent/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Stanton Park in preparing its opinion. However, neither Stanton Park’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/solicitation consent/prospectus are intended to be, and do not constitute, advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed Business Combination or otherwise, including, without limitation, whether any such shareholder should redeem its shares or any party should participate in the Private Placement.

The opinion was addressed to the JWAC Board for the use and benefit of the members of the JWAC Board (in their capacities as such) in connection with its evaluation of the Business Combination. Stanton Park’s opinion was just one of the several factors the JWAC Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus.

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Stanton Park’s opinion only addressed whether, as of the date of the opinion, the Business Combination in the aggregate pursuant to the Business Combination Agreement was fair, from a financial point of view, to JWAC. It did not address any other terms, aspects, or implications of the Business Combination, the Business Combination Agreement or any related or other transaction or agreement, including, without limitation, (i) other than assuming the consummation thereof, the Private Placement; (ii) the shareholder support agreement and the lock-up agreements to be entered into in connection with the Business Combination Agreement, (iii) any term or aspect of the Business Combination that is not susceptible to financial analysis, (iv) the fairness of the Business Combination, or all or any portion of the Merger shares, to any security holders of JWAC, Chijet, Inc. (“Chijet”) or any other person or any creditors or other constituencies of JWAC, Chijet or any other person, (v) the appropriate capital structure of JWAC or Chijet or whether JWAC should be issuing debt or equity securities or a combination of both in the Business Combination, (vi) any capital raising or financing transaction contemplated by JWAC, including, without limitation, the Private Placement, nor (vi) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Business Combination, or any class of such persons, relative to the Merger shares, or otherwise. Stanton Park did not express any opinion as to what the value of shares of JWAC Common Stock, Class B Common Stock or any other security of JWAC actually will be when issued in the Business Combination or the prices at which shares of JWAC Common Stock, Class B Common Stock, or any other securities of JWAC or Chijet could trade, be purchased or sold at any time.

Stanton Park’s opinion did not address the relative merits of the Business Combination as compared to any alternative transaction or business strategy that might have existed for JWAC, or the merits of the underlying decision by the board of directors of JWAC or JWAC to engage in or consummate the Business Combination. The financial and other terms of the Business Combination were determined pursuant to negotiations between the parties to the Business Combination Agreement and were not determined by or pursuant to any recommendation from Stanton Park. In addition, Stanton Park was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving JWAC.

Stanton Park was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of JWAC, Chijet or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Business Combination, or (c) advise the board of directors of JWAC, JWAC or any other party with respect to alternatives to the Business Combination. Stanton Park’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of Stanton Park’s opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on Stanton Park’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Stanton Park did not assume any obligation to update, review, or reaffirm its opinion to JWAC or any other person or otherwise to comment on or consider events occurring or coming to Stanton Park’s attention after the date of its opinion.

Stanton Park received a fee of $15,000 for its opinion, no portion of which was contingent upon the completion of the Business Combination. In addition, JWAC agreed to reimburse certain of Stanton Park’s expenses and to indemnify Stanton Park and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Stanton Park previously performed a valuation of Chijet for DMAQ.

In connection with its analysis, Stanton Park has made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Stanton Park also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. Stanton Park’s procedures, investigations, and financial analyses included, but were not limited to historical and projected financial statements, Chijet’s investor presentation, industry and market research, discussions with the management teams of JWAC and Chijet, and other documents related to the Business Combination and Chijet. Stanton Park performed certain valuation analyses using generally accepted valuation and analysis techniques, including a discounted cash flow analysis. Stanton Park conducted such other analyses and considered such other factors as it deemed appropriate.

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Stanton Park

Stanton Park is a valuation advisory and consulting firm based in Boston, Massachusetts and Menlo Park, California. Stanton Park’s valuator for this opinion, Mr. Jon Taylor has over 20 years of business valuation, merger & acquisition advisory, and capital raising experience. Mr. Taylor has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes. Mr. Taylor is a certified valuation analyst with the national association of certified valuators and analysts.

Overview of Industry

Stanton Park estimated the probability of each of Chijet’s indications success based on a review of studies, which analyzed historical data.

Mordor Intelligence, CHINA ELECTRIC VEHICLES MARKET - GROWTH, TRENDS, COVID-19 IMPACT, AND FORECASTS (2022-2027)

Stanton Park considered the Chinese electric vehicles market industry, which Electric vehicles in China have seen rapid development due to increasing manufacturing companies, growing charging infrastructure, and government initiatives. The Chinese electric vehicles market is segmented by vehicle type and by drivetrain type. By Vehicle Type, the market is segmented into passenger cars and commercial vehicles. By drivetrain type, the market is segmented into battery electric vehicles and plug-in hybrid electric vehicles. For each segment, the market sizing and forecasting have been done on the basis of value (USD billion).

The Chinese government has given a considerable amount of tax exemption or had lifted taxes on the buying of EVs. These initiatives by the government have engrossed a lot of buyers to purchase EVs in this country. For instance, in April 2020, the Chinese government introduced a 10% service tax waiver for electric vehicles to boost the demand in the market. China represents about 40% of the global battery electric vehicle (BEV) market. The vehicle manufacturers such as Toyota and Honda have been dominating the hybrid vehicle segment in China, with their models such as Toyota Corolla Hybrid and Honda Accord Hybrid. In the first three quarters of 2019, Corolla Hybrid sold 38,540 units in China, which accounted for a nearly 20% increase in total hybrid deliveries during the period.

Such events are assisting China to formulate a resolute and optimistic prospect for the development of electric vehicles in the country, which is anticipated to propel the market.

However, the market was negatively impacted by COVID-19 in 2020. The market growth was disrupted owing to lockdowns and reduced income of the population in China. A halt in manufacturing and sales activities and the disrupted supply chain hampered the market growth in 2020.

Comparable Public Companies Selected for Analysis

In the market approach to valuation, Stanton Park selected five publicly traded companies that operate in the electric car industry. Stanton Park determined that these companies have similar suppliers, customers, and face similar business and economic risks relative to Chijet:

●	Canoo Inc.
●	NIO Inc.
●	Xpeng Inc.
●	Kandi Technologies Group Inc.
●	Li Auto Inc.

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Valuation Methodology – Income Approach

The income and market approaches are most appropriate when conducting a valuation rather than the asset-based approach. The asset-based approach to valuation is normally only used when the subject company does not appear to be able to continue operations as a going-concern or when the company is expected to be liquidated. This approach is very complex and time consuming due to the fact that it requires an appraisal of all assets and liabilities, tangible and intangible, of the business using the defined standard of value. Therefore, it is not used normally in conjunction with the appraisal of an operating business that is anticipated to carry on as a going concern. In Stanton Park’s valuation of Chijet, Stanton Park primarily relied on the income approach to determine the intrinsic value of Chijet.

Overview of Key Assumptions and Inputs

Stanton Park’s equity value calculation assumes a debt-free, cash-free balance sheet.

To determine an appropriate discount rate, Stanton Park calculated the weighted average cost of capital, or WACC, of Chijet. The WACC approximates the expected return on invested capital within the industry. To calculate the WACC, Stanton Park calculated the cost of equity and after-tax cost of debt relying on the Capital Asset Pricing Model, or CAPM, to develop the cost of equity using the Duff & Phelps Cost of Capital Navigator. CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market.

CAPM calculates the required or expected rate of return of a particular asset through a risk-free rate, a risk premium based on the associated risk of the asset, and a beta based on comparable public companies, which measure the volatility of the asset relative to the overall market. The CAPM formula is as follows:

Return on Asset = Risk-Free Rate + Beta (Return on Market – Risk-Free Rate)

Chijet, Inc
Weighted Average Cost of Capital Analysis

Cost of Equity
Risk-Free Rate (1)	3.50%
Beta (1)	1.94
Equity Risk Premium (1)	6.0%
Company Size Premium (1)	1.2%
Company Specific Premium	-
Cost of Equity (2)	16.4%

Cost of Debt
Pre-Tax Cost of Debt	6.0%
Tax Rate	25.0%
After-Tax Cost of Debt	4.500%

Weighted Average Cost of Capital(WACC):

Debt-to-Equity Ratio	20.00%
WACC	14.0%

(1)	Duff & Phelps Cost of Capital Navigator
(2)	Based on CAPM (Risk-Free Rate + Beta * (Return on Market – Risk Free Rate)

Conclusion & Opinion

Stanton Park’s analysis provided that the purchase price for an 85.1717 percent equity stake in Chijet of $1,600,000,000 (rounded) is fair to the shareholders of JWAC. Based on Stanton Park’s analysis, it is their opinion that the Business Combination is “fair” to shareholders of JWAC from a financial perspective.

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The above description and disclosure are summary in nature and are qualified in its entirety by the text of the Stanton Park Opinion, a copy of which is included as Annex D hereto. The included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board.

Roles of JWAC’s Advisor in the Negotiation and Execution of the Business Combination

I-Bankers served as representative to the underwriters in the JWAC IPO and is acting as JWAC’s capital markets advisor for the Business Combination. JWAC’s management consulted with I-Bankers in connection with its evaluation of Chijet, including a review of information on other publicly traded companies in the life sciences and healthcare industries. I-Bankers was not engaged to provide a report, opinion or appraisal for the proposed Business Combination. I-Bankers is entitled to $4,830,000 of deferred compensation for its underwriting services in connection with the JWAC IPO. Additionally, in connection with its IPO, JWAC issued to I-Bankers an aggregate of 276,000 shares of our Class A Common Stock for nominal consideration, which we refer to as the representative shares, and which will be worthless unless and until JWAC completes an initial business combination. Other than as disclosed herein, there has been no material relationship between JWAC or its affiliates and I-Bankers and its affiliates or unaffiliated representatives during the past two years, nor is any such relationship contemplated.

Interests of JWAC’s Directors and Officers in the Business Combination

When you consider the recommendation of our Board in favor of the Proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), then JWAC will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

●	Our Sponsor paid an aggregate of $50,000 for the founder shares, or approximately $0.017 per founder share. As a result, our Sponsor, its affiliates and our management team and advisors could make a substantial profit if the Business Combination is consummated. On the other hand, if the Business Combination is not consummated, such founder shares will be worthless.

●	Our Sponsor has agreed to purchase an aggregate of 425,000 units (or 470,000 units if the over-allotment option is exercised in full) at a price of $10.00 per unit, for an aggregate purchase price of $4,250,000 (or 4,700,000 if the over-allotment option is exercised in full), and I-Bankers has agreed to purchase an aggregate of 90,000 units at a price of $10.00 per unit, for an aggregate purchase price of $900,000, that will also be worthless if the Business Combination is not consummated.

●	Within 10 days following the Business Combination, if it is approved and consummated, JWAC will issue to our officers and directors an aggregate of 300,000 shares of JWAC Common Stock, with the same lock-up restrictions and registration rights as the founder shares

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●	Our Sponsor has agreed to waive its redemption rights with respect to any founder shares, any private placement shares and any public shares held in connection with the consummation of our initial business combination. Additionally, our Sponsor has agreed to waive its redemption rights with respect to any founder shares or private placement shares held by it if we fail to consummate the Business Combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the Trust Account will be used to fund the redemption of our public shares, and the private placement rights (and the underlying securities) will expire worthless. Subject to certain limited exceptions, our sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private units will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of the Sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he has then-current fiduciary or contractual obligations, he will honor his fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Delaware and applicable law. Given the substantial target universe considered by JWAC’s management team, which included initial contact with over 20 companies and non-disclosure agreements with approximately 15 companies, and LOIs with 5 companies, JWAC’s Board did not believe that the other fiduciary duties or contractual obligations of its officers and directors materially affected JWAC’s ability to source a potential business combination. JWAC’s Board considered the factors supporting, and risks and uncertainties related to, a business combination with Chijet as set forth above under “The Business Combination Proposal — JWAC’s Board of Directors’ Reasons for the Business Combination,” and did not believe that such other fiduciary duties or contractual obligations impacted such consideration.

Total Shares to be Issued in the Business Combination

JWAC’s public stockholders currently own approximately 76.0% of JWAC’s issued and outstanding capital stock, and the Sponsor together with our directors and officers currently own approximately 24.0% of JWAC’s issued and outstanding capital stock (with the remaining approximately 2.3% of shares held by I-Bankers). It is anticipated that, immediately after the Business Combination and if there are no redemptions, JWAC’s public stockholders will own approximately 8.8% of Pubco’s issued and outstanding capital stock, the Sponsor and our directors and officers will own approximately 2.4% of Pubco’s issued and outstanding capital stock, I-Bankers will own approximately 0.2% of Pubco’s issued and outstanding capital stock, and the Chijet Holders will own approximately 88.8% of Pubco’s issued and outstanding capital stock.

If any of JWAC’s public stockholders exercise their redemption rights, the ownership interest in Pubco of JWAC’s public stockholders will decrease and the ownership interest in Pubco of the Chijet Holders and the Sponsor will increase, and if there are redemptions by JWAC’s public stockholders up to the maximum level that would permit completion of the Business Combination, JWAC’s public stockholders will own 1.1% of Pubco’s issued and outstanding capital stock, the Sponsor and our directors and officers will own approximately 2.4% of Pubco’s issued and outstanding capital stock, I-Bankers will own 0.3% of Pubco’s issued and outstanding capital stock and the Chijet Holders will own approximately 96.2% of Pubco’s issued and outstanding capital stock. If the actual facts are different than these assumptions (based on redemptions by JWAC’s public stockholders, changes in the terms of the Business Combination, adjustments to the Chijet purchase price pursuant to the Business Combination Agreement or otherwise), the percentage ownership interests in Pubco post-Business Combination may be different.

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The ownership percentages discussed above and set forth below with respect to Pubco includes the shares issuable to the Chijet Holders, and assumes Rights Holders exercise all of their JWAC Rights, but does not take into account (i) any shares reserved for issuance under the Incentive Plan, (ii) the issuance of any shares upon the exercise of additional private placement units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to JWAC, (iii) any adjustments to the Transaction Consideration payable to the Chijet Holders set forth in the Business Combination Agreement, (iv) any shares issued upon the exercise of the Representative Warrant, (v) any shares issued upon the exercise of GT Warrant, (vi) the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (vii) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree . See “Unaudited Pro Forma Condensed consolidated Combined Financial Information” for further information.

The following table illustrates varying ownership levels of the issued and outstanding capital stock of Pubco, assuming varying levels of redemptions by JWAC’s public stockholders:

	Ownership Percentage Assuming No Redemption of Shares	Ownership Percentage Assuming 50% Redemption of Shares	Ownership Percentage Assuming Maximum Redemption of Shares

Chijet Holders	85.9%	89.7%	92.8%
JWAC Initial Stockholders, including the Sponsor and JWAC’s directors and officers	2.4%	2.5%	2.5%
I-Bankers and GT	3.3%	3.4%	3.6%
JWAC’s public stockholders	8.4%	4.4%	1.1%

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions:

No redemption

Sources		Uses
(in thousands)

JWAC Cash	$140,784	New Entity to the Chijet Holders	$1,600,000
Cash from Chijet	77,321	Deferred Underwriting fees	4,830
New Entity to the Chijet Holders	1,600,000	Transaction Expenses and loan repayments	2,670
		Cash to Balance Sheet	210,605
Total Sources	$1,818,105	Total Uses	$1,818,105

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Deferred Underwriting Fees

Approximately $4.83 million of the underwriting fee in connection with JWAC’s IPO was deferred and conditioned upon completion of a business combination. The following table illustrates the effective deferred underwriting fee on a percentage basis for public shares at each redemption level identified below.

	Assuming	Assuming	Assuming
	No Redemption(1)	50% Redemption (2)	Maximum Redemption (3)
(in thousands)
Unredeemed public shares of JWAC Class A Common Stock	13,800	6,900	1,624
Trust proceeds to Pubco	$140,173	$70,087	$16,500
Deferred Underwriting Fees	$4,830	$4,830	$4,830
Effective Deferred Underwriting Fees*	3.5%	7.0%	29.7%

(1)	Assumes that no shares of JWAC Common Stock are redeemed.
(2)	Assumes that 6,900,000 shares JWAC Common Stock, or 50% of our public shares outstanding are redeemed.
(3)	Assumes that 12,175,583 shares of JWAC Common Stock, or 88.2% of the shares outstanding are redeemed.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by JWAC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $805 million for Chijet compared to the $140 million held in the Trust Account on September 30, 2022 when the Business Combination Agreement was signed by JWAC, the Board determined that this requirement was met. The Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of JWAC and its stockholders and appropriately reflected Chijet’s value. In reaching this determination, the Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. The Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Chijet met this requirement.

Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting JWAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Chijet members expecting to have a majority of the voting power of the Combined Company, Chijet comprising the ongoing operations of the Combined Entity, Chijet comprising a majority of the governing body of the Combined Company, and Chijet’s senior management comprising the senior management of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Chijet issuing stock for the net assets of JWAC, accompanied by a recapitalization. The net assets of JWAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Chijet.

Vote Required for Approval

Adoption of this proposal requires the affirmative vote of a majority of the issued and outstanding shares of JWAC Common Stock represented in person or by proxy that are voted at the Special Meeting (which would include presence by virtual attendance at the Special Meeting) and entitled to vote thereon. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Special Meeting.

This proposal is conditioned upon the approval of the other Condition Precedent Proposals (being the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal). Unless this proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the Business Combination will not occur.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of JWAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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THE CHARTER AMENDMENTS PROPOSAL

The following table sets forth a summary of the principal changes proposed to be made between JWAC’s certificate of incorporation and the proposed Pubco’s Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	JWAC Certificate of Incorporation	Pubco Amended and Restated Memorandum and Articles of Association

Common Stock	The JWAC Certificate of Incorporation authorizes an aggregate of 110,000,000 shares of common stock, par value $0.0001 per share, which is comprised of two classes of common stock – 100,000,000 shares of Class A common stock and 10,000,000 of Class B common stock.	Pubco will have one class of common stock and authorized shares of ordinary shares, par value $0.0001 per share.

Preferred Stock	The JWAC Certificate of Incorporation authorizes 1,000,000 shares of JWAC Preferred Stock.	Pubco will have authorized shares of preferred shares, par value $0.0001 per share.

Number of Directors	The JWAC Certificate of Incorporation is silent on the number of directors, and the number of directors of JWAC, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by JWAC’s board of directors pursuant to a resolution adopted by a majority of JWAC’s board of directors. JWAC’s board of directors is divided into two classes of directors, as nearly equal as possible, with each class being elected to a staggered two-year term. Directors serve until their successors are elected and qualified or until their earlier death, resignation, retirement, disqualification or removal.	The total number constituting the board of directors of Pubco following the Closing will initially consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements.

Classified Board	The board of directors of JWAC consists of two classes with staggered two-year terms.	The board of directors of Pubco is unclassified.

Stockholder Actions	Holders of JWAC Common Stock may not act by written consent in lieu of a meeting, on the other hand, holders of JWAC Class B Common Stock may take action by written consent.	Pubco stockholders may not act by written consent in lieu of a meeting.

Provisions Specific to a Blank Check Company	The JWAC Certificate of Incorporation sets forth various provisions related to its operations as a blank check company prior to the consummation of an initial business combination.	These provisions are not applicable to an operating company, and so the Proposed Charter does not include these blank check company provisions.

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Each of the amendments above is referred to as a “Charter Amendment” and collectively, the “Charter Amendments.” These consist of the following separable proposals:

Charter Amendment Proposal A — To provide for a single class of Pubco Ordinary Shares and increase the number of authorized Pubco Ordinary Shares;

Charter Amendment Proposal B — To increase the number of authorized shares of Pubco “blank check” preferred stock; and

Charter Amendment Proposal C —To establish that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will not be divided into classes (with the number of directors of the Pubco Board being initially fixed at seven amended, as discussed under “The Business Combination Proposal—Appointments of Directors” and “Management of the Pubco after the Business Combination—Board Composition”).

Reasons for the Charter Amendments

Common Stock

The principal purpose of this Charter Amendment is to authorize additional Pubco Ordinary Shares. The greater number of authorized Pubco Ordinary Shares will be used to issue shares pursuant to the Business Combination Agreement, to the employees of Pubco under the Incentive Plan, each as proposed to be adopted by Pubco in connection with the Business Combination, and for general corporate purposes. Additionally, the JWAC Board believes that it is important for the Combined Entity to have available for issuance a number of authorized Pubco Ordinary Shares and Pubco Preferred Shares sufficient to support the growth of the Combined Entity and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The JWAC Board also believes that a single class of common stock provides a cleaner capital structure and suits the Combined Entity’s requirements following the consummation of the Business Combination.

Notwithstanding the foregoing, authorized but unissued common shares may enable the Combined Entity’s board of directors to render it more difficult or to discourage an attempt to obtain control of the Combined Entity and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Combined Entity’s common stock. If, in the due exercise of its fiduciary obligations, for example, the Combined Entity’s board of directors were to determine that a takeover proposal was not in the best interests of the Combined Entity, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable the Combined Entity to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

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Preferred Stock

The JWAC Board believes that these additional shares will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

However, authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of Pubco and thereby protect continuity of or entrench its management, which may adversely affect the market price of Pubco. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of Pubco, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing Pubco’s board of directors to issue the authorized Pubco Preferred Shares on its own volition will enable Pubco to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Number of Directors

This Charter Amendment is being made to ensure stockholders understand the exact number of directors in the Combined Entity as of the consummation of the Business Combination.

JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Vote Required for Approval

This Charter Amendments Proposal will be approved in its entirety only if the holders of a majority of the issued and outstanding shares of JWAC Common Stock vote “FOR” each of the Charter Amendments. Failure to vote by proxy or to vote in person at the Special Meeting (which would include presence by virtual attendance at the Special Meeting) or an abstention from voting will have the same effect as a vote “AGAINST” the Charter Amendments Proposal.

The approval of the Charter Amendments Proposal, is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal and the Incentive Plan Proposal at the Special Meeting.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” APPROVAL OF EACH OF THE CHARTER AMENDMENTS IN THE CHARTER AMENDMENTS PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of JWAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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THE ADVISORY CHARTER AMENDMENTS PROPOSALS

Overview

In connection with the Business Combination, JWAC is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendments Proposal but, pursuant to SEC guidance, JWAC is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on JWAC or the JWAC Board (separate and apart from the approval of the Charter Proposal). In the judgment of the JWAC Board, these provisions are necessary to adequately address the needs of Pubco. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendments Proposals (separate and apart from approval of the Charter Amendments Proposal).

JWAC stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter of Pubco and the existing JWAC Certificate of Incorporation, which are being presented in accordance with the requirements of the SEC as six separate sub-proposals (the “Advisory Charter Amendments Proposals”):

Advisory Charter Amendment Proposal A — To provide for a single class of Pubco Ordinary Shares and increase the number of authorized Pubco Ordinary Shares;

Advisory Charter Amendment Proposal B — To increase the number of authorized shares of Pubco “blank check” preferred stock; and

Advisory Charter Amendment Proposal C —To establish that the board of directors of Pubco following the Closing of the Business Combination (the “Pubco Board”) will not be divided into classes (with the number of directors of the Pubco Board being initially fixed at seven, as discussed under “The Business Combination Proposal—Appointments of Directors” and “Management of the Pubco after the Business Combination—Board Composition”).

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Reasons for the Advisory Charter Amendments

Advisory Charter Amendment Proposal A

The principal purpose of this Charter Amendment is to authorize additional Pubco Ordinary Shares. The greater number of authorized Pubco Ordinary Shares will be used to issue shares pursuant to the Business Combination Agreement, to the employees of Pubco under the Incentive Plan, each as proposed to be adopted by Pubco in connection with the Business Combination, and for general corporate purposes. Additionally, the JWAC Board believes that it is important for the Combined Entity to have available for issuance a number of authorized Pubco Ordinary Shares and Pubco Preferred Shares sufficient to support the growth of the Combined Entity and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The JWAC Board also believes that a single class of common stock provides a cleaner capital structure and suits the Combined Entity’s requirements following the consummation of the Business Combination.

Notwithstanding the foregoing, authorized but unissued shares of common stock may enable the Combined Entity’s board of directors to render it more difficult or to discourage an attempt to obtain control of the Combined Entity and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Combined Entity’s common stock. If, in the due exercise of its fiduciary obligations, for example, the Combined Entity’s board of directors were to determine that a takeover proposal was not in the best interests of Combined Entity, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable Combined Entity to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Advisory Charter Amendment Proposal B

The JWAC Board believes that these additional shares will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Notwithstanding the foregoing, authorized but unissued preferred stock may enable the Pubco Board to render it more difficult or to discourage an attempt to obtain control of Pubco and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Pubco Ordinary Shares. If, in the due exercise of its fiduciary obligations, for example, the Pubco Board was to determine that a takeover proposal was not in the best interests of Pubco, such preferred stock could be issued by the Pubco Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Pubco Board to issue the authorized preferred stock on its own volition will enable Pubco to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. However, Pubco currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

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Advisory Charter Amendment Proposal C

The total number constituting the Pubco Board following the Closing will initially consist of seven individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. It is in the interests of stockholders of the Combined Company to know the size of its board of directors, and such provisions are also in accordance with the DGCL. The Proposed Charter customarily can specify independence requirements to the extent relevant to a listing on Nasdaq or a securities exchange.

JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Vote Required for Approval

These Advisory Charter Amendments Proposals require the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting (which would include presence by virtual attendance at the Special Meeting). An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Special Meeting.

The approval and adoption of the Advisory Charter Amendments Proposals is non-binding and not conditioned on any other Proposal at the Special Meeting.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS

VOTE “FOR” APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENTS IN THE

ADVISORY CHARTER AMENDMENTS PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of JWAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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THE NASDAQ PROPOSAL

Overview

In connection with the Business Combination, we intend to effect (subject to the terms and conditions of the Business Combination Agreement), for purposes of complying with the applicable listing rules of the Nasdaq Capital Market, the issuance of up to 157,519,170 Pubco Ordinary Shares to Chijet Holders and JWAC stockholders upon the Closing. For further information, please see the section entitled “The Business Combination Proposal (Proposal 1),” as well as the annexes to this proxy statement/prospectus.

Why JWAC Needs Stockholder Approval

Stockholder approval of the listing on Nasdaq is a condition to the Closing under the Business Combination Agreement.

We also are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d), as applicable.

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company where, due to the present or potential issuance of common stock, other than common stock issued in a public offering (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of Proposal on JWAC Stockholders and Pubco Stockholders

If the Nasdaq Proposal is adopted, we will issue up to 183,391,795 Pubco Ordinary Shares assuming no redemptions, 175,629,295 Pubco Ordinary Shares assuming 50% redemptions and 169,694,264 Pubco Ordinary Shares assuming maximum redemptions to Chijet Holders and JWAC stockholders upon the Closing.

The issuance of the Pubco Ordinary Shares described above would result in significant dilution to JWAC stockholders and result in JWAC stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Pubco.

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In the event that this Proposal is not approved by JWAC stockholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by JWAC stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, including to Chijet members, be approved, and that for purposes of complying with the applicable provisions of Nasdaq Listing Rule 3635, the potential issuance of the Earnout Shares pursuant to the terms and conditions of the Business Combination Agreement, be approved.”

Required Vote for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting (which would include presence by virtual attendance at the Special Meeting). An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Special Meeting.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Charter Amendments Proposal and the Incentive Plan Proposal.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT JWAC

STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JWAC and its stockholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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THE INCENTIVE PLAN PROPOSAL

The Background of the Incentive Plan

Prior to the consummation of the Business Combination, our board of directors is expected to approve, subject to approval by our stockholders, the adoption of the Chijet Motors 2023 Stock Incentive Plan (the “Incentive Plan”) by Pubco, effective as of and contingent on the consummation of the Business Combination (the “Effective Date”). If the Incentive Plan is approved by our stockholders, Pubco will be authorized to grant equity and cash incentive awards to eligible employees, non-employee directors and other service providers. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex C.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to enhance Pubco’s ability to attract, retain, incent, reward and motivate persons who make (or are expected to make) important contributions to Pubco by providing these individuals with equity ownership and other incentive opportunities. Pubco believes that the equity-based awards to be issued under the Incentive Plan will motivate recipients to offer their maximum effort to Pubco and help focus them on the creation of long-term value consistent with the interests of Pubco’s stockholders. The board of directors of Pubco believes that the Incentive Plan (a) will provide Pubco with significant means to attract and retain talented personnel, (b) will result in saving cash, which otherwise would be required to maintain current employees and adequately attract and reward personnel and others who perform services for Pubco, and (c) consequently, will prove beneficial to Pubco’s ability to be competitive.

As of the date of this proxy statement/prospectus, the number of persons that would be eligible to participate in the Incentive Plan upon its effective date is approximately employees, non-employee directors and independent contractors.

Reasons for the Approval of the Incentive Plan Proposal

Stockholder approval of the Incentive Plan is a condition to the Closing under the Business Combination Agreement. Stockholder approval of the Incentive Plan is also necessary in order for Pubco to (a) meet the stockholder approval requirements of the Nasdaq Capital Market and (b) grant ISOs thereunder.

Consequences if the Stock Incentive Plan Proposal is Not Approved

If the Stock Incentive Plan Proposal is not approved by our stockholders, (a) the Business Combination will not be consummated and (b) the Incentive Plan will not become effective and Pubco will not be able to grant equity awards under the Incentive Plan. Additionally, Pubco believes its ability to recruit, retain and incentivize top talent will be adversely affected if the Stock Incentive Plan Proposal is not approved.

Material Terms of the Incentive Plan

The material terms of the Incentive Plan, as currently contemplated by Pubco’s board of directors, are summarized below, which summary is qualified in its entirety by the full text of the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C. Our stockholders are being asked to approve the Incentive Plan as presented. If the terms of the Incentive Plan are materially amended in a manner that would require stockholder approval under the Nasdaq Capital Market or the ISO requirements, stockholders will be asked to approve such material amendment.

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Stock Awards. The Incentive Plan provides for the grant of ISOs, non-statutory stock options (“NSOs”), stock unit awards, restricted share awards, stock appreciation rights, and performance-based stock awards, or collectively, stock awards and cash-based awards. Stock awards and cash-based awards are collectively revered to as “awards.” ISOs may be granted only to Pubco’s employees, including officers, and the employees of Pubco’s parent or subsidiaries. All other awards may be granted to Pubco’s employees, officers, Pubco’s non-employee directors, and consultants and the employees, directors and consultants of Pubco’s parent, subsidiaries, and affiliates.

Share Reserve. The aggregate number of Pubco Ordinary Shares that may be issued pursuant to awards under the Incentive Plan will not exceed the sum of (a)        million shares, plus (b) an annual increase on the first day of each calendar year, for a period of not more than 10 years, beginning on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) two and one-half percent (2.5%) of the outstanding shares on the last day of the immediately preceding calendar year or (ii) such lesser amount (including zero) that the Compensation Committee (as defined below) determines for purposes of the annual increase for that calendar year.

If restricted shares or shares issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the Incentive Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the Incentive Plan. If stock units or stock appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such stock units or stock appreciation rights shall reduce the number of shares available under the Incentive Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the Incentive Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or stock appreciation rights shall again become available for awards under the Incentive Plan.

Shares issued under the Incentive Plan shall be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted and no shares have been issued under the Incentive Plan.

Incentive Stock Option Limit. The maximum number of Pubco Ordinary Shares that may be issued upon the exercise of ISOs under the Incentive Plan is five times the number of shares provided under clause (a) under “Share Reserve” above, plus, to the extent allowable under the Internal Revenue Code, any shares that become available for issuance under the Plan discussed above as a result of forfeiture or termination of awards.

Grants to Outside Directors. The fair market value of any awards granted under the Incentive Plan to an outside director, taken together with any cash fees paid by the Company as compensation for services as an outside director during any 12-month period may not exceed seven hundred and fifty thousand dollars ($750,000) in total value (calculating the value of any awards based on the grant date fair value of the awards for financial reporting purposes) or, with respect to the calendar year in which an outside director is first appointed or elected to the board of directors of Pubco, one million dollars ($1,000,000). Additionally, if permitted by the Pubco board of directors, an outside director may elect to receive his or her annual retainer payments and/or meeting fees in the form of cash, options, stock appreciation rights, restricted shares, stock units, or a combination thereof.

Administration. The Incentive Plan will be administered by a committee appointed by the Pubco board of directors or by the Pubco board of directors acting as the committee (the board and committee are referred to in this summary as the “Compensation Committee”). Subject to the limitations set forth in the Incentive Plan, the Compensation Committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The Compensation Committee also will have the authority to determine the consideration and methodology of payment for awards.

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Repricing; Cancellation and Re-Grant of Stock Awards. The Compensation Committee will have the authority to modify outstanding awards under the Incentive Plan. Subject to the terms of the Incentive Plan, the Compensation Committee will have the authority cancel any outstanding stock award in exchange for new stock awards, cash, or other consideration, without stockholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the Incentive Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the Compensation Committee. The Compensation Committee determines the per share exercise price for a stock option, within the terms and conditions of the Incentive Plan, provided that the per share exercise price of a stock option generally cannot be less than one hundred percent (100%) of the per share fair market value of a share of Pubco Ordinary Shares on the date of grant. Options granted under the Incentive Plan vest at the rate specified by the Compensation Committee.

Stock options granted under the Incentive Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (a) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (b) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to Pubco in payment of the aggregate exercise price, (c) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to Pubco in payment of the aggregate exercise price, (d) by a “net exercise” arrangement, (e) by delivering a full-recourse promissory note, or (f) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of Pubco Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of Pubco’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than ten percent (10%) of Pubco’s total combined voting power or that of any of Pubco’s affiliates unless (a) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the ISO does not exceed five years from the date of grant.

Stock Unit Awards. Stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the Compensation Committee and as set forth in a stock unit award agreement. A stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the Compensation Committee. Recipients of stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Compensation Committee’s discretion and as set forth in the stock unit award agreement, stock units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the stock unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested stock units that do not vest will be forfeited. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

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Restricted Share Awards. The terms of any awards of restricted shares under the Incentive Plan will be set forth in a restricted share agreement to be entered into between Pubco and the recipient. The Compensation Committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the Compensation Committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Stock Appreciation Rights. Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of Pubco Ordinary Shares over the exercise price of the stock appreciation right. The Compensation Committee determines the per share exercise price for a stock appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value per share of Pubco Ordinary Shares on the date of grant. A stock appreciation right granted under the Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the Compensation Committee. The Compensation Committee determines the term of stock appreciation rights granted under the Incentive Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or a combination of stock and cash as determined by the Compensation Committee, equal to the product of (a) the excess of the per share fair market value of Pubco Ordinary Shares on the date of exercise over the exercise price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised.

Other Stock Awards. The Compensation Committee may grant other awards based in whole or in part by reference to Pubco Ordinary Shares. The Compensation Committee will set the number of shares under the stock award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The Compensation Committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the Compensation Committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a stock or stock unit award may be made subject to the attainment of performance goals. The Compensation Committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, stock split, or similar capital transaction, the Compensation Committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the Incentive Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

Transactions. If Pubco is involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement may provide for, without limitation, one or more of the following (a) the continuation of the outstanding awards by Pubco, if Pubco is a surviving corporation, (b) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (c) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, (d) cancellation of the awards, to the extent not vested or not exercised prior to the effect time of the transaction, in exchange for such cash or equity consideration (if any) as the Compensation Committee in its sole discretion may consider appropriate, or (e) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards, provided that any such amount may be delated to the same extent that payment of consideration to the holders of stock in connection with the transaction is delayed as a result of escrows, earnouts, holdbacks or other contingencies.

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Change of Control. The Compensation Committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the Compensation Committee provides otherwise, no award granted under the Incentive Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. The Pubco Board will have the authority to amend, suspend, or terminate the Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date the Pubco Board adopted the Incentive Plan.

Recoupment. In the event that Pubco is required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the Compensation Committee will have the authority, to the extent permitted by applicable law, to require reimbursement or forfeiture to Pubco of the amount of bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during the three fiscal years preceding the year the restatement is determined to be required, to the extent that such bonus or incentive compensation exceeds what the officer would have received based on an applicable restated performance measure or target. Pubco will recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

Certain Federal Income Tax Aspects of Awards Under the Incentive Plan

This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Incentive Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the Incentive Plan depend upon the type of award.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the Pubco Ordinary Shares from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the Pubco Ordinary Shares on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the Pubco Ordinary Shares until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the shares of Pubco Common Stock as of the date of exercise will be treated as a long-term capital gain. If a recipient fails to hold the shares for the minimum required time, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the Pubco Ordinary Shares on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. Pubco will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

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Nonstatutory Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonstatutory stock options when the stock options are exercised. The excess of the fair market value of the Pubco Ordinary Shares purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient on exercise. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Stock Unit Awards. Recipients who receive stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

Other Awards. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of Pubco Ordinary Shares on the exercise date over the exercise price. Pubco will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

New Incentive Plan Benefits

Grants of awards under the Incentive Plan are subject to the discretion of the Compensation Committee. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Incentive Plan.

Registration with the SEC

If the Incentive Plan is approved by Pubco’s stockholders and becomes effective, Pubco intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after Pubco becomes eligible to use such form.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting (which would include presence by virtual attendance at the Special Meeting). An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Special Meeting.

The approval and adoption of the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendments Proposal and the Nasdaq Proposal at the Special Meeting.

Recommendation of Our Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK INCENTIVE PLAN PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JWAC and its stockholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that, at the time of the Special Meeting, JWAC is unable to consummate the Business Combination for any reason.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented at the Meeting and is not approved by the stockholders of JWAC, JWAC’s Board may not be able to adjourn the Meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Meeting to approve the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal and the Incentive Plan Proposal. In such event, the Business Combination may not be completed.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the adjournment of the meeting to a later date or dates, if necessary, be determined by the chairman of the meeting to permit further solicitation and vote of proxies if it is determined by the Board that more time is necessary or appropriate to approve one or more Proposals at the meeting be adopted and approved in all respects.”

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Required Vote

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting (which would include presence by virtual attendance at the Special Meeting). An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. A broker non-vote will neither be counted towards the quorum requirement (as the Proposals we believe will be considered as non-discretionary) nor count as a vote cast in the Special Meeting.

The approval and adoption of the Adjournment Proposal is not a condition for nor conditioned on the approval of any other Proposal at the Special Meeting.

Recommendation of Our Board

IF THE ADJOURNMENT RESOLUTION IS PRESENTED TO OUR STOCKHOLDERS, OUR BOARD

OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS

VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

Interests of JWAC’s Directors

The existence of financial and personal interests of one or more of JWAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JWAC and its stockholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that stockholders vote for the Proposals. In addition, JWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Business Combination Proposal — Interests of JWAC’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion attached as Exhibit 8.1), the following is a summary of the material U.S. federal income tax consequences to holders of JWAC Common Stock (which in this section we refer to as “Common Stock”) with respect to (i) an election by the holders of shares of JWAC Common Stock to have JWAC redeem such shares for cash, (ii) the Business Combination and (iii) the post-Business Combination ownership and disposition of Pubco Ordinary Shares acquired pursuant to the Business Combination. This summary applies only to holders of Common Stock that hold their shares of Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder of Common Stock in light of such holder’s individual circumstances or status, nor does it address tax consequences applicable to holders of Common Stock subject to special rules, such as:

●	dealers in securities or foreign currency;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	tax-exempt organizations;

●	financial institutions, banks or trusts;

●	mutual funds;

●	life insurance companies, real estate investment trusts and regulated investment companies;

●	holders that actually or constructively own 10% or more of JWAC’s voting stock;

●	holders that hold Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	holders that have a functional currency other than the U.S. dollar;

●	holders that received Common Stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

●	U.S. expatriates;

●	controlled foreign corporations;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to JWAC Common Stock being taken into account in an applicable financial statement;

●	passive foreign investment companies; or

●	pass-through entities or investors in pass-through entities.

This summary is based on the Code, applicable Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. Any such change could impact the conclusions discussed below. This summary does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

JWAC has not and does not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

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If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds Common Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Common Stock and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of an exercise of redemption rights or the Business Combination.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF AN EXERCISE OF REDEMPTION RIGHTS, THE BUSINESS COMBINATION AND OTHER EVENTS DESCRIBED BELOW, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

For purposes of this summary, a U.S. Holder means a beneficial owner of Common Stock and/or CVRs that is, for U.S. federal income tax purposes:

an individual who is a citizen or resident of the United States;

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state therein or the District of Columbia;

an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of Pubco

Tax Residence of Pubco for U.S. Federal Income Tax Purposes

Although Pubco is incorporated and tax resident in the Cayman islands, following the closing of the Merger the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Pubco is not so created or organized (but is instead incorporated only in the Cayman Islands), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

Pubco will indirectly acquire substantially all of the assets of JWAC through the Merger. As a result, Section 7874 of the Code may apply to cause Pubco to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, JWAC and Pubco currently expect that the Section 7874 Percentage of JWAC stockholders in Pubco should be less than 80% after the Merger. Accordingly, Pubco is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 80% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Moreover, former holders of JWAC Common Stock may be deemed to own an amount of Pubco Ordinary Shares in respect to certain redemptions by former holders of JWAC Common Stock prior to the Merger for purposes of determining the ownership percentage of former holders of JWAC Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of Pubco as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

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If the IRS were to successfully challenge under Code Section 7874 Pubco’s status as a foreign corporation for U.S. federal income tax purposes, Pubco and certain Pubco shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Pubco and future withholding taxes on certain Pubco shareholders. In particular, holders of Pubco Ordinary Shares would be treated as holders of stock of a U.S. corporation.

However, even if the Section 7874 Percentage was such that Pubco were still respected as a foreign corporation under Code Section 7874, Pubco may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If Pubco were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of Pubco attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this discussion assumes that Pubco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of JWAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Pubco and Pubco’s Shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. Specifically, Code Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, JWAC and Pubco currently expect that the Section 7874 Percentage should be less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to Pubco or JWAC after the Merger.

If the Section 7874 Percentage applicable to the Merger is at least 60% but less than 80%, Pubco and certain of Pubco’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Pubco include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that JWAC will have a significant amount of inversion gain as a result of the Merger.

The determination that the Section 7874 Percentage should be less than 60% after the Merger is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 60% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. There can be no assurance that the IRS will not challenge whether Pubco is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Pubco, significant adverse tax consequences could result for Pubco and for certain Pubco shareholders, including a higher effective corporate tax rate on Pubco U.S. Holders.

Redemption of Shares of Common Stock

If the Business Combination takes place in connection with a redemption of Common Stock, we expect that the U.S. federal income tax consequences to a U.S. Holder that exercises its redemption rights to receive cash from the Trust Account (which we refer to in this section also as the “Trust Account”) in exchange for all or a portion of its shares of Common Stock will qualify as a sale or exchange of Common Stock under Section 302(a) of the Code. If the redemption qualifies as a sale or exchange of the shares of Common Stock, the U.S. Holder will be treated in the same manner as described under “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Ordinary Shares” below. If the redemption does not qualify as a sale or exchange of shares of Common Stock, the U.S. Holder will be treated as receiving a corporate distribution with similar tax consequences to those described below under “— U.S. Holders — Taxation of Distributions on Pubco Ordinary Shares.” Whether the redemption qualifies as a sale or exchange of the shares of Common Stock or is treated as a distribution with respect to the shares of Common Stock will depend on the total amount of Common Stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder, as discussed below) relative to all of Common Stock outstanding both before and after the redemption (including any shares of Common Stock owned by Pubco after the Business Combination). The redemption of shares of Common Stock will generally be treated as a sale or exchange (rather than as a distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in JWAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally should take into account not only shares actually owned by such U.S. Holder, but also shares of Common Stock constructively owned by it through Pubco. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain family members of such U.S. Holder (in the case of an individual) and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder (if not an individual), as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include shares of Common Stock or Pubco Ordinary Shares, which could be acquired pursuant to the exercise of the Representative Warrants.

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There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption (for this purpose, the shares outstanding after the redemption should take into account shares issued by Pubco in the Business Combination). A redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in JWAC. Whether a redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in JWAC will depend on such holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction”. A U.S. Holder should consult with its tax advisors as to the tax consequences of a redemption.

If a redemption does not qualify as a sale or exchange, the U.S. Holder will be treated as receiving a distribution from JWAC and the tax effects will be as described under “— U.S. Holders — Taxation of Distributions on Pubco Ordinary Shares,” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares of Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, possibly in other shares constructively owned by such U.S. Holder. U.S. Holders of Common Stock are urged to consult with their own tax advisors regarding the tax consequences of a redemption of all or a portion of their Common Stock pursuant to an exercise of redemption rights.

The Receipt of Pubco Ordinary Shares in the Business Combination

The surrender by a U.S. Holder of the shares of Common Stock in exchange for the Pubco Ordinary Shares pursuant to the Business Combination, when taken together with the other steps of the Business Combination, should qualify as a non-recognition transaction pursuant to Section 351(a) of the Code. However, the provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond our control.

Provided that the Business Combination qualifies as an exchange pursuant to Section 351(a), the aggregate adjusted tax basis of the Pubco Ordinary Shares received by a U.S. Holder in the Business Combination should be equal to the aggregate adjusted tax basis of the shares of Common Stock surrendered by such U.S. Holder in the Business Combination. In addition, the holding period of such Pubco Ordinary Shares should include the period during which the shares of Common Stock, surrendered in the Business Combination, were held by such U.S. Holder, although the running of the holding period for the shares of Common Stock may be suspended as a result of any redemption rights with respect thereto.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section 351 of the Code, generally, the Business Combination will be treated as a taxable sale or exchange of Common Stock by U.S. Holders in exchange for Pubco Ordinary Shares. In such case, subject to the discussion of backup withholding below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in its shares of Common Stock. Any such capital gain or loss generally will be long term capital gain or loss if the U.S. Holder’s holding period in the shares of Common Stock exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a taxable sale or exchange of Common Stock is subject to certain limitations.

Generally the amount of gain or loss recognized by a U.S. Holder on a taxable sale or exchange of Common Stock pursuant to the Business Combination will be an amount equal to the difference between (i) the fair market value of the Pubco Ordinary Shares received by the U.S. Holder in the Business Combination and (ii) the U.S. Holder’s adjusted tax basis in Common Stock surrendered thereof. A U.S. Holder’s adjusted tax basis in the shares of Common Stock generally will equal the U.S. Holder’s acquisition cost of such shares, reduced by any prior distributions with respect to such shares treated as a return of basis.

The CVRs are intended to represent a deferred payment obligation under the Code, and as a result recipients of the CVRs would recognize imputed interest income at the time of receipt of any additional Pubco ordinary shares pursuant to the CVRs based on discounting at the applicable federal rate at the time of receipt back to the date of the Business Combination. However, except for such imputed interest, and subject to the following paragraph, if the CVRs are treated as a deferred payment obligation, U.S. Holders will generally not recognize gain or loss upon the receipt of such CVRs and any additional Pubco ordinary shares pursuant to the CVRs.

Notwithstanding the foregoing, there is a material possibility that the IRS could successfully challenge the intended tax treatment of the issuance of the CVRs and any additional Pubco ordinary shares pursuant to the CVRs. If so , then the receipt of the CVRs by U.S. Holders could result in the recognition of gain by such U.S. Holders up to the fair market value of such CVRs (but in no event greater than the amount of gain such U.S. Holders would recognize if the U.S. Holders sold their ordinary shares for their fair market value). The balance of this discussion assumes that the intended tax treatment of the issuance of the CVRs will be respected.

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We did not obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination, including the tax consequences described herein, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS with respect to conclusions expressed herein in the event of litigation.

Taxation of Distributions on Pubco Ordinary Shares

After the Business Combination, Pubco may make distributions with respect to its stock Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution (except certain distributions of common stock or rights to acquire common stock) paid on the Pubco Ordinary Shares. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Pubco’s current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). A portion of any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and provided certain requirements are met, such dividend will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividend income. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Distributions in excess of Pubco’s current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares of Pubco (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Ordinary Shares.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Ordinary Shares

After the Business Combination, U.S. Holders of Pubco Ordinary Shares may sell or dispose of their Pubco Ordinary Shares. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of Pubco Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common stock.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Pubco Ordinary Shares exceeds one year. It is unclear, however, whether the redemption rights with respect to the shares of Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period with respect to the shares of Common Stock for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses realized by a U.S. Holder on a sale or other taxable disposition of Pubco Ordinary Shares is subject to certain limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the Pubco Ordinary Shares is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the applicable Pubco Ordinary Shares so sold or disposed. A U.S. Holder’s adjusted tax basis in the Pubco Ordinary Shares generally will equal the U.S. Holder’s acquisition cost of such shares, subject to the discussion in “— U.S. Holders — The Receipt of Pubco Ordinary Shares in the Business Combination” above.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Pubco Ordinary Shares could be materially different from that described above, if Pubco is treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Pubco will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Pubco own, directly or indirectly, 25% or more (by value) of the stock.

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Based on the current and anticipated composition of the income, assets and operations of Pubco and its subsidiaries, Pubco does not believe it will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, which includes the Merger, and does not expect to become one for U.S. federal income tax purposes in the near future,

Nevertheless, whether Pubco is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of Pubco’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether Pubco will be a PFIC in 2022 or for any future taxable year. In addition, neither JWAC’s nor Pubco’s respective U.S. counsel expresses any opinion with respect to Pubco’s PFIC status for 2022 or future taxable years.

Under the PFIC rules, if Pubco were considered a PFIC at any time that a U.S. Holder owns Pubco Ordinary Shares, Pubco would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) Pubco has ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s Pubco Ordinary Shares in which Pubco was a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its Pubco Ordinary Shares at their fair market value on the last day of the last taxable year in which Pubco is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the Pubco Ordinary Shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless Pubco subsequently becomes a PFIC.

For each taxable year that Pubco is treated as a PFIC with respect to a U.S. Holder’s Pubco Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of Pubco Ordinary Shares and under proposed regulations certain transfers of Pubco Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its Pubco Ordinary Shares (collectively the “excess distribution rules”), unless, with respect to the Pubco Ordinary Shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the Pubco Ordinary Shares that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Pubco Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of Pubco’s first taxable year in which Pubco is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Pubco Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Pubco Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Pubco may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Pubco does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of Pubco’s subsidiaries.

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If Pubco is a PFIC, a U.S. Holder of shares in Pubco may avoid taxation under the excess distribution rules described above in respect to the Pubco Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Pubco Ordinary Shares only if Pubco provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that Pubco will have timely knowledge of its status as a PFIC in the future or that Pubco will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its Pubco Ordinary Shares would generally be required to include in income for each year that Pubco is treated as a PFIC the U.S. Holder’s pro rata share of Pubco’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Pubco Ordinary Shares. Any net deficits or net capital losses of Pubco for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the Pubco Ordinary Shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the Pubco Ordinary Shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Pubco Ordinary Shares by a corresponding amount. If Pubco owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Pubco’s providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that Pubco will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, Pubco may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance Pubco will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the Pubco Ordinary Shares in which Pubco is a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its Pubco Ordinary Shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Pubco Ordinary Shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Pubco Ordinary Shares.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its Pubco Ordinary Shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if Pubco is a PFIC and Pubco Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s Pubco Ordinary Shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Pubco Ordinary Shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its Pubco Ordinary Shares, such U.S. Holder generally will include in income for each year that Pubco is treated as a PFIC with respect to such Pubco Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Pubco Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Pubco Ordinary Shares as of the beginning of such taxable year. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Pubco Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Pubco Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Pubco Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Pubco Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Pubco Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Pubco Ordinary Shares previously included in income. A U.S. Holder’s basis in the Pubco Ordinary Shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions Pubco makes would generally be subject to the rules discussed above under “— Distributions on Pubco Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

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The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Pubco Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Pubco Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Pubco Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Pubco Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Pubco Ordinary Shares in which Pubco is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Pubco Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Pubco Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if Pubco is a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

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Non-U.S. Holders

For purposes of this summary, a non-U.S. Holder means a beneficial owner of Common Stock that is, for U.S. federal income tax purposes, neither a U.S. Holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Redemption of Shares of Common Stock

The U.S. federal income tax consequences to a non-U.S. Holder that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of the shares of Common Stock generally will depend on the U.S. federal income tax characterization of such redemption as a sale or distribution, as described above under “— U.S. Holders — Redemption of Shares of Common Stock.” If the redemption qualifies as a sale or exchange of the shares of Common Stock, the non-U.S. Holder will be treated in the same manner as described under “— Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Ordinary Shares” below. If the redemption is treated as a distribution with respect to the shares of Common Stock, the non-U.S. Holder will be treated as receiving a corporate distribution with similar tax consequences to those described below under “— Non-U.S. Holders — Taxation of Distributions on Pubco Ordinary Shares.”

Non-U.S. Holders of Common Stock are urged to consult with their own tax advisors regarding the tax consequences of a redemption of all or a portion of their Common Stock pursuant to an exercise of redemption rights.

The Receipt of Pubco Ordinary Shares in the Business Combination

The U.S. federal income tax consequences to the non-U.S. Holders as a result of the Business Combination generally are the same as to the U.S. Holders as described above in section entitled “— U.S. Holders — The Receipt of Pubco Ordinary Shares in the Business Combination.” However, different U.S. federal income tax consequences will apply to the non-U.S. Holders as a result of the Business Combination if JWAC is a “United States real property holding corporation” within the meaning of Section 897(c)(2) (“USRPHC”) at any time during the lesser of (i) the five-year period ending on the date the Business Combination occurs and (ii) the period during which the non-U.S. Holders held the shares of Common Stock ending on the date the Business Combination occurs. Generally, if JWAC is a USRPHC during the lesser of the two time periods described above, a non-U.S. Holder’s gain (or loss) realized on its transfer of the shares of Common Stock in exchange for the shared of Pubco Ordinary Shares would be subject to tax in the United States in the same manner as if such non-U.S. Holder was engaged in a trade or business within the United States and such gain (or loss) was effectively connected with the conduct of such trade or business, unless certain exceptions apply. JWAC does not believe that it has been or will be a USRPHC, but there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding JWAC status as a USRPHC and the U.S. federal income tax consequences of the Business Combination to them if JWAC is a USRPHC.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section 351 of the Code, generally, the Business Combination will be treated as a taxable sale or exchange of Common Stock by non-U.S. Holders in exchange for the Pubco Ordinary Shares. In such case, subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the taxable exchange of its Common Stock for the Pubco Ordinary Shares in the Business Combination generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. Holder), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as if the non-U.S. Holder were a U.S. person as defined under the Code (see the discussion above entitled “— U.S. Holders — The Receipt of Pubco Ordinary Shares in the Business Combination” in the event the Business Combination does not qualify for Section 351), and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

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●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Business Combination occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the amount by which its capital gains allocable to U.S. sources, including gain from the taxable sale or exchange of Common Stock pursuant to the Business Combination, exceeds any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

●	JWAC is or has been a USRPHC at any time during the shorter of the five-year period ending on the date of the Business Combination or the period that the non-U.S. Holder held such securities disposed of, and, in the case where shares of Common Stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of Common Stock at any time within the shorter of the five-year period preceding the Business Combination or such non-U.S. Holder’s holding period for the shares of Common Stock.

With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such non-U.S. Holder on the taxable sale or exchange of Common Stock pursuant to the Business Combination will be subject to tax on net basis at generally applicable U.S. federal income tax rates. In addition, Pubco Ordinary Shares would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. Holder. There can be no assurance that Common Stock will be treated as regularly traded on an established securities market. JWAC does not believe that it has been or will be a “United States real property holding corporation” for U.S. federal income tax purposes but there can be no assurance in this regard.

We did not obtain a ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination, including the tax consequences described herein, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS with respect to conclusions expressed herein in the event of

Gain or Loss on Sale, Taxable Exchange or Other Disposition of Pubco Ordinary Shares

After the Business Combination, non-U.S. Holders of Pubco Ordinary Shares may sell or dispose of their Pubco Ordinary Shares. Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the taxable disposition of the Pubco Ordinary Shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. Holder), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as if the non-U.S. Holder were a U.S. person as defined under the Code (see the discussion above entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Ordinary Shares”), and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the sale or other taxable disposition of the Pubco Ordinary Shares occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the amount by which its capital gains allocable to U.S. sources, including gain from the sale or other taxable disposition of the Pubco Ordinary Shares, exceeds any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

●	Pubco is or has been a USRPHC at any time during the shorter of the five-year period ending on the date of sale or other disposition (whether taxable or not) or the period that the non-U.S. Holder held such securities disposed of, and, in the case where Pubco Ordinary Shares are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of the common stock of Pubco at any time within the shorter of the five-year period preceding the sale or other disposition or such non-U.S. Holder’s holding period for the Pubco Ordinary Shares.

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With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such non-U.S. Holder on the sale or other taxable disposition of the Pubco Ordinary Shares will be subject to tax on net basis at generally applicable U.S. federal income tax rates. In addition, a purchaser of Pubco Ordinary Shares from such non-U.S. Holder would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. holder. There can be no assurance that Pubco Ordinary Shares will be treated as regularly traded on an established securities market. Pubco does not believe that it has been or will be a “United States real property holding corporation” for U.S. federal income tax purposes but there can be no assurance in this regard.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with the redemption of Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. For example, a non-U.S. Holder who is an individual may be required to provide a valid IRS Form W-8BEN, a non-U.S. Holder that is an entity may be required to provide a valid IRS Form W-8BEN-E, and, in the event of income treated as effectively connected to a U.S. trade or business, a non-U.S. Holder (whether an individual or an entity) may be required to provide a valid IRS Form W-8ECI. A U.S. Holder may also be subject to backup withholding and may be required to provide certain certification that it is a United States person for U.S. federal income tax purposes in order to avoid such backup withholding. For example, a U.S. Holder may be required to provide a valid IRS Form W-9. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished by such holder to the IRS in a timely manner.

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Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on certain “withholdable payments” in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. For this purpose, with holdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS recently issued proposed Treasury Regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury Regulations, the corporation and any other withholding agent may (but are not required to) rely on the proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. Accordingly, the entity through which shares of Common Stock are held will affect the determination of whether such withholding is required. Similarly, “withholdable payments” (e.g., dividends) in respect of, Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Common Stock.

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INFORMATION ABOUT JWAC

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to JWAC before the Business Combination.

Overview; Incorporation and History

We are a blank check company formed under the laws of the State of Delaware on September 14, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the initial public offering and the sale of the private units, our capital stock, debt or a combination of cash, stock and debt.

All activity through the date of this proxy statement/prospectus relates to our formation, initial public offering, and search for a prospective initial business combination.

Fair Market Value of Target Business

The rules of the Nasdaq and the JWAC Certificate of Incorporation require that JWAC’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). The JWAC Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

JWAC is seeking stockholder approval of the Business Combination at the special meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote in respect of the Business Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Subject to the terms and conditions of the Business Combination Agreement, the Business Combination will be consummated only if we have met the Minimum Cash Condition of at least $10,000,000 upon the Closing, and other customary closing conditions, unless such conditions are waived in accordance with the Business Combination Agreement, and the Condition Precedent Proposals have been approved. Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

In a letter agreement dated September 20, 2021, our Sponsor, officers and directors also have agreed to vote any founder shares and placement shares held by them and any public shares they may acquire during or after this offering (including in open market and privately negotiated transactions) in favor of our initial business combination. If we submit the Business Combination to our public stockholders for a vote at the Special Meeting, we will complete the Business Combination, subject to the terms and conditions of the Business Combination Agreement and approval of the Proposals to the extent described in this proxy statement/prospectus, only if a majority of the then outstanding shares of our Common Stock present and entitled to vote at the meeting to approve the initial business combination are voted in favor of the initial business combination. Our Sponsor, JWAC Initial Stockholders, and our directors and officers have agreed to vote all of their founder shares and all of their shares of Class A Common Stock (including, but not limited to, shares of Class A Common Stock underlying the placement units) in favor of the Business Combination Proposal. As a result, we may need as few as only 183,751, or approximately 1.33%, of the 13,800,000 of our public shares, to be voted in favor of the Advisory Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal), and as few as 4,722,501, or approximately 34.22% of our 13,800,000 public shares, to be voted in favor of the Business Combination Proposal and the Charter Amendments Proposal, in order to have our Business Combination approved.

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At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing Chijet Holders or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of JWAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing Chijet Holders or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal by a requisite vote of our stockholders, (2) otherwise limiting the number of public shares electing to redeem and (3) JWAC having met the Minimum Cash Condition of at least $10 million.

Liquidation if No Business Combination

If JWAC has not completed the Business Combination with Pubco by March 9, 2023 (unless otherwise extended in accordance with our certificate of incorporation) and has not completed another business combination by such date, JWAC will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem its public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of JWAC’s remaining stockholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Our Sponsor, officers and directors have entered into a letter agreement with us, dated December 6, 2021, pursuant to which they have agreed to (i) waive their redemption rights with respect to any founder shares, placement shares and public shares held by them in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to any founder shares, placement shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our public shares if we do not complete our initial business combination within 12 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares and placement shares held by them if we fail to complete our initial business combination within 12 months from the closing of this offering (or up to 18 months from the closing of this offering if we extend the period of time to consummate a business combination, as described in more detail in this prospectus), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame.

JWAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing JWAC’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, JWAC may request the trustee to release to us an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the Trust Account could, however, become subject to the claims of JWAC’s creditors which would have higher priority than the claims of JWAC’s public stockholders. JWAC cannot assure you that the actual per-share redemption amount received by public stockholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and JWAC — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein. While JWAC intend to pay such amounts, if any, JWAC cannot assure you that JWAC will have funds sufficient to pay or provide for all creditors’ claims.

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If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein.

JWAC will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than JWAC’s independent auditors), prospective target businesses and other entities with which JWAC does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under JWAC’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If JWAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in JWAC’s insolvency estate and subject to the claims of third parties with priority over the claims of JWAC’s stockholders. To the extent any insolvency claims deplete the Trust Account, JWAC cannot assure you JWAC will be able to return $10.00 per share to JWAC’s public stockholders. Additionally, if JWAC files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by JWAC’s stockholders. Furthermore, the JWAC Board may be viewed as having breached its fiduciary duty to JWAC’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. JWAC cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and JWAC — If, after we distribute the proceeds in the Trust Account to our public stockholders, JWAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

JWAC’s public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) JWAC’s completion of an initial business combination, and then only in connection with those shares of JWAC Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the JWAC Certificate of Incorporation (A) to modify the substance or timing of JWAC’s obligation to allow redemption in connection with JWAC’s initial business combination or to redeem 100% of the public shares if JWAC does not complete JWAC’s initial business combination by that applicable date (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if JWAC has not completed an initial business combination by the March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account.

Competition

If JWAC succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Chijet’s competitors. JWAC cannot assure you that, subsequent to the Business Combination, the Combined Company will have the resources or ability to compete effectively. Information regarding Chijet’s competition is set forth in the sections entitled “Information about Chijet — Competition.”

Human Capital/Employees

JWAC currently has two executive officers. These individuals are not obligated to devote any specific number of hours to JWAC matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process JWAC is in. For more information about our executive officers, see “JWAC’s Management.”

Properties

Our executive offices are located at 1061 E. Indiantown Road, Suite 110, Jupiter, Florida 33477, and its telephone number is (561) 244-7100. The cost for our use of this space is included in the $100 per month fee we pay to an affiliate of our Sponsor for office space, administrative and shared personnel support services. We consider our current office space adequate for our current operations.

Legal Proceedings

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property, except as described below.

We recently received a subpoena from the SEC seeking various documents regarding, among other things, meetings of our Board of Directors; communications with and the evaluation of potential targets, including Chijet; communications relating to Chijet; agreements with certain advisors and affiliates; and documents sufficient to identify banking, telephone, and email addresses. At this time, neither JWAC, Pubco nor Chijet appear to be a focus of the SEC’s investigation. Additionally, according to the subpoena, the existence of an investigation does not mean that the SEC has concluded that anyone violated the law or that the SEC has a negative opinion of any person, entity, or security. To the extent that we become a focus of the SEC’s investigation, any resolution of the investigation, could result in the imposition of significant penalties, or injunctions, prohibitions on the conduct of our business, damage to our reputation and other sanctions against us, including restrictions on our activities.

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MANAGEMENT OF JWAC

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to JWAC before the Business Combination.

JWAC’s directors and executive officers are as follows:

Name	Age	Position
Brian S. John	53	Chairman of the Board and Chief Executive Officer
Ke Li	33	Chief Financial Officer
Nancy Torres Kaufman	42	Director
N. Adele Hogan	60	Director
Hans Haywood	54	Director
Robert D. Allison, M.D.	46	Director

The experience of our directors and executive officers is as follows:

Brian S. John has been our Chief Executive Officer since September 2021. Since October 2018, he has been the Chief Executive Officer and a director of Jupiter Wellness, Inc. (NASDAQ: JUPW), a cutting-edge developer of cannabidiol (CBD) based medical therapeutics and wellness products, of which he was a founder. He is the founder of Caro Partners, LLC, a financial consulting firm specializing in assisting emerging growth companies primarily in the sub-$100 million space, and has worked with hundreds of companies in dozens of countries over the last 25 years. Mr. John was the Chief Executive Officer of Teeka Tan Products Inc., a sun care company he co-founded in 2004 and later sold. He also serves on the board of directors of The Learning Center at the Els Center of Excellence–a school for children with autism in Jupiter, Florida. In August 2015, Mr. John voluntarily petitioned the United States Bankruptcy Court in the Southern District of Florida (case #15-24036-PGH) for personal bankruptcy under Chapter 7 of the United States bankruptcy Code, primarily resulting from medical expenses incurred in connection with personal illness. The debtor, Mr. John, was discharged in February 19, 2016 and the matter was terminated in April 2017. There were no allegations of fraud made in the proceedings.

Ke Li has been our Chief Financial Officer since September 2021 and our Secretary since November 2021. Ke is a co-founder of L&L CPAS, PA and has been the Managing Partner since September 2014, leading integrated annual audits of US publicly traded companies, reviewing the quarterly reports with financial statements, and evaluating significant accounting judgements. In addition, since September 2013, Ke has served as an analyst at Greentree Financial Group Inc. which provides financial and accounting advisory services to US public companies. Ke has over 10 years of practical experience in US publicly traded companies with respect to audits, financial statements preparation and compliance, financial analysis, risk assessments, internal control and business combination. Ke is a Certified Public Accountant in the State of Illinois, US.

Nancy Torres Kaufman has served as our director since February 2022, and since January 2021, she has been a director of Jupiter Wellness, Inc. (NASDAQ:JUPW). Ms. Torres Kaufman is the Chairman and CEO of Beacon Capital LLC, a New York family office, recently relocated to Jupiter, Florida. Ms. Torres Kaufman officially founded Beacon Capital as a life science investment advisory platform in 2010 with a focus on life sciences businesses. Based in Jupiter, Florida Ms. Torres Kaufman and the Beacon group of companies are developing the Beacon Pharmaceutical Jupiter venture, a LEED Life Sciences Accelerator smart facility comprised of state-of-the-art physical space and mammalian cell biologics production capabilities to be operated by a world class CDMO. A partnership with the town of Jupiter Florida to cement and expand the life Science ecosystem, which is current home of Scripps, University of Florida, Max Planck Institutes, and Florida Atlantic University, Jupiter Wellness, Inc. and many others. In 2008 she joined the investment banking boutique Violy & Company and began to focus increasingly on her first passion, life sciences. Ms. Torres Kaufman is a Cuban born and raised entrepreneur focused on leveraging venture philanthropy to catalyze the life science and healthcare space. She left Cuba 1994 for the US unaccompanied as a 14-years old. In 1999, Ms. Kaufman was awarded a full academic scholarship to the College of St. Elizabeth, consisting of an accelerated medical program with UMDNJ for a Bachelor of Science Major in Biology with a Chemistry minor. Ms. Kaufman also entered the Women’s Leadership Program at Yale School of Management in 2020.

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N. Adele Hogan has been our director since September 2021, and has been a Partner and Co-Chair of the Corporate and Securities Practice Group at Lucosky Bookman LLP from March 2021 until November 2022. From 2012 to March 2021, she was a Partner at Hogan Law Associates PLLC. During 2016, Ms. Hogan was also a Director at Deutsche Bank. From 2009 to 2012, she was Counsel at Cadwalader, Wickersham & Taft LLP; from 2009 to 2012, she was a Partner at White & Case LLP; and from 2005 to 2007, she was a Partner at Linklaters LLP. From 1995 to 2005, Ms. Hogan was a Senior Attorney at Cravath Swaine & Moore LLP. Ms. Hogan received a J.D. from Cornell University Law School in 1985 and a B.A. from Cornell University in 1982.

Hans Haywood has been our director since September 2021, and is currently a principal of HKA Capital Advisors, a platform from which to offer consulting services and develop proprietary trading algorithms, which he founded in 2010. From May 2011 to April 2018, Mr. Haywood was the Co-Chief Investment Officer and a Director of Tempest Capital AG, a Zurich-based family office/private equity fund, responsible for structuring and making activist investments in the technology and natural resource sectors. From May 2009 to March 2011, Mr. Haywood was the Chief Investment Officer of Panda Global Advisors, an emerging markets oriented Global Macro fund with a focus on liquid assets, sovereign credit, interest rates, foreign exchange, equity and commodities, which he founded in 2011. From July 2005 to December 2007, Mr. Haywood was a Partner and Senior Portfolio Manager for Sailfish Capital Partners, a multi-strategy fund, where he co-founded and managed the fund’s global Emerging Markets strategy. From December 1997 to June 2005, he was a Managing director at Credit Suisse where he managed the firm’s proprietary credit portfolio and was jointly responsible for the creation of the firm’s customer-oriented trading platform. Mr. Haywood received a master’s degree in Chemical Engineering from Imperial College, University of London in 1990.

Robert D. Allison, M.D. has been our director since September 2021, and has over 15 years of experience leading clinical research and public health programs for the National Institutes of Health (NIH), the Centers for Disease Control (CDC), the World Health Organization (WHO) and the U.S. Navy. Since February 2021, he has been a medical reviewer in the Division of Antivirals, Office of New Drugs, Center for Drug Evaluation and Research at the U.S. Food and Drug Administration. He has served as the Principal of Quality Management Consultants, LLC, since October 2020, where he leads quality improvement research solutions for the healthcare industry. From January 2019 to February 2020, he was a medical epidemiologist for the CDC supporting hepatitis elimination as a liaison to WHO and COVID-19 response globally. From January 2019 to January 2020 he was the Chief Medical Officer of Sendero Health Plans, Inc., and from January 2016 to January 2019, he was the Chief of the Infectious Diseases Section and Associate Director for Research in the NIH Clinical Center. Dr. Allison has served as an adjunct faculty member in the Department of Health Policy and Management at the Johns Hopkins Bloomberg School of Public Health since March 2017. He received a B.S. in Chemistry in 1997 at the College Of New Jersey, an M.P.H. in infectious diseases epidemiology at the University of South Florida in 2000 and an M.D. from the Florida State University College of Medicine in 2006. From 2006 to 2008 he trained directly under Dr. Harvey J. Alter (Nobel Prize in Medicine, 2020) as a postdoctoral fellow. He completed training in internal medicine at the Naval Medical Center San Diego in 2010 and in preventive medicine at Johns Hopkins in 2014. Dr. Allison has been principal or associate investigator on numerous clinical research studies at the NIH since 2006, has authored over 25 peer-reviewed publications and has 2 patents for his laboratory’s development of a pathogen detection chip.

Number and Terms of Office of Officers and Directors

We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of N. Adele Hogan, Andy Goren and Robert D. Allison will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Brian S. Jones and Hans Haywood, will expire at the second annual meeting of stockholders. Our amended and restated certificate of incorporation will provide that our board of directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all of our outstanding stock.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

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Director Independence

Currently, Mr. Allison, Mr. Haywood, Mrs. Hogan and Mrs. Kaufman would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of our Board would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Our independent directors conduct regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our Board reviews and approves all affiliated transactions with any interested director abstaining from such review and approval.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that complies with Nasdaq rules, has been approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

Our audit committee consists of Hans Haywood, Adele Hogan and Nancy Torres Kaufman, each of whom is an independent director under applicable Nasdaq listing standards. Hans Haywood has been appointed chair of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

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Financial Experts on Audit Committee

Our audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under applicable Nasdaq listing standards. Nasdaq’s standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board has determined that Hans Hayward qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

Our compensation committee consists of Hans Haywood and Adele Hogan, each of whom is an independent director under applicable Nasdaq listing standards. The compensation committee’s duties, which are specified in our compensation committee charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, other than the payment to an affiliate of our Sponsor of $100 per month for office space, utilities and secretarial and administrative support, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee generally is only responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The JWAC Certificate of Incorporation also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

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Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Hans Haywood and Adele Hogan. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Our board of directors also considers director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

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EXECUTIVE COMPENSATION OF JWAC

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to JWAC before the Business Combination.

None of our executive officers has received any cash compensation for services rendered to us. We pay our Chief Financial Officer, Ke Li, a $5,000 monthly fee for his services, which upon completion of our initial business combination or our liquidation, we will cease paying. We will issue to our officers and directors an aggregate of 300,000 shares of JWAC Class A Common Stock within 10 days following the Business Combination, with the same lock-up restrictions and registration rights as the founder shares.

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers or directors or any affiliate of our Sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Combined Company. We have not established any limit on the amount of such fees that may be paid by the Combined Company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post- combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

EXECUTIVE COMPENSATION OF CHIJET

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Chijet before the Business Combination.

None of our executive officers has received any compensation for services rendered to us. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our officers or directors or any affiliate of our officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Following the consummation of the Business Combination, Pubco intends to adopt a board of directors’ compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. That compensation program is expected to consist of, for each director of Pubco, as follows: Independent directors receive $50,000 per year in compensation and $50,000 in market value of company stock, and executive directors receive $100,000 per year in compensation and $100,000 in market value of company stock.

JWAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the “Company,” “our,” “us” or “we” in this section refer to JWAC. References to our “management” or our “management team” refer to our officers and directors, and references to the “Sponsor” refer to Jupiter Wellness Acquisition Sponsor LLC. The following discussion and analysis of JWAC’s financial condition and results of operations should be read in conjunction with the unaudited condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

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Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding JWAC’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of this proxy statement/prospectus. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, JWAC disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

We are a blank check company formed under the laws of the State of Delaware on September 14, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the initial public offering and the sale of the private units, our capital stock, debt or a combination of cash, stock and debt.

All activity through June 30, 2022 relates to our formation, initial public offering, and search for a prospective Initial Business Combination.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through June 30, 2022 were organizational activities and those necessary to prepare for the initial public offering, described below, and searching for a prospective Initial Business Combination. We do not expect to generate any operating revenues until after the completion of our Initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses related to our search for targets for our Initial Business Combination.

For the nine months ended June 30, 2022, we had a net loss of $477,066, which consisted of operating costs of $655,107 and interest income of $178,041 on marketable securities held in the Trust Account.

For the period from September 14, 2021 (inception) through our year ended September 30, 2021, we had a net loss of $21,015, which consisted of General and administrative expenses of $21,015.

Liquidity and Capital Resources

On December 9, 2021, we consummated the initial public offering of 13,800,000 units, which included the full exercise of the underwriter’s option to purchase up to an additional 1,800,000 units at the initial public offering price to cover over-allotments, at a price of $10.00 per unit, generating gross proceeds of $138,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of 629,000 placement units at a price of $10.00 per placement unit in a private placement to the Sponsor and I-Bankers Securities, Inc., generating gross proceeds of $6,290,000.

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Following the initial public offering and the private placement, a total of $139,380,000 was placed in the Trust Account. We incurred $7,985,917 consisting of $2,760,000 in cash of underwriting commissions, $4,830,000 of business combination marketing fee, and $395,917 of other offering costs.

As of June 30, 2022, we had marketable securities held in the Trust Account of $139,558,041 consisting of both cash and U.S. treasury bills with a maturity of 185 days or less.

We had $896,510 of cash held outside of the Trust Account as of June 30, 2022. JWAC did not have any cash equivalents as of June 30, 2022.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our business combination. We may withdraw interest to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit, at the option of the lender. The units would be identical to the placement units.

We anticipate that the $139,558,041 outside of the Trust account as of June 30, 2022 will not be sufficient to allow us to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time. Moreover, we may need to obtain additional financing to consummate our Initial Business Combination but there is no assurance that new financing will be available to us on commercially acceptable terms. Furthermore, if we are not able to consummate a Business Combination by March 9, 2023, it will trigger our automatic winding up, liquidation and dissolution. We may further extend the Combination Period by up to three months if the Sponsor deposits an additional $1,380,000 into our Trust Account but there is no assurance that the Sponsor will do so. These conditions raise substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The preparation of the unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. We don’t believe there are any critical accounting policies or estimates.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2022.

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Common Stock Subject to Possible Redemption

All of the 13,800,000 shares of Class A Common Stock sold as part of the Units in the IPO contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of JWAC require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit. Accordingly, on June 30, 2022, the shares of Class A common stock subject to possible redemption in the amount of $139,380,000 were presented as temporary equity, outside of the stockholders’ equity section of JWAC’s balance sheet.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

We have engaged I-Bankers Securities, Inc. as an advisor in connection with our business combination to assist us in holding meetings with our stockholders to discuss the potential business combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with our initial business combination, assist us in obtaining stockholder approval for the business combination and assist us with our press releases and public filings in connection with the business combination. We will pay I-Bankers Securities, Inc. a cash fee of $4,830,000 for such services upon the consummation of our initial business combination (exclusive of any applicable finders’ fees which might become payable).

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

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INFORMATION ABOUT CHIJET

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” and other similar terms refer to Pubco immediately following the consummation of the Business Combination. See page 3 for a glossary of certain terms used throughout this section.

Overview

We are a high-tech enterprise engaged in the research and development, production and sales of new energy vehicles. New energy vehicles, or NEVs, refers to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment.

Our core operating entity, Shandong Baoya Energy Vehicle Co., Ltd., was founded in 2009 and is one of the earliest companies in China to engage in the research and development, production and sales of new energy vehicles. Our subsidiaries mainly include Jixiang Automobile Service (Yantai) Co., Ltd., Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd., Baoya New Energy Automobile Sale (Yantai) Co., Ltd., Xiangyang Yazhi New Energy Automobile Co., Ltd., Xiangyang Yazhi New Energy Automobile Sale Co. Ltd., Bijie Yabei New Energy Automobile Co., Ltd. (“Bijie Yabei”), Dezhou Yitu New Energy Automobile Co., Ltd., Dezhou Yarui New Energy Automobile Co., Ltd (“Dezhou Yarui”), and Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd. In 2019 we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Please see the section below entitled “Our Structure before and after the Business Combination” for a diagram of our corporate structure. FAW Jilin has two branches: FAW Jilin Automobile Sale Co., Ltd. and Shandong Senya Automobile Sale Co., Ltd.

Our main business includes the design and development, production, sales, after-sales service and export of new energy vehicles and vehicle parts. Our passenger vehicles include small cars, sedans and sports utility vehicles, or SUVs, and our commercial vehicles include light trucks and vans. Our automobile industry group provides products and services to the entire value chain for our vehicles include R&D, manufacturing, sales and product services.

We manufacture using intelligent manufacturing ecosystems, which focus on efficiency in planning, R&D, supply chain management, manufacturing, quality, and logistics.

Our two core operating entities, Shandong Baoya Energy Automobile Co., Ltd. and its subsidiary FAW Jilin, respectively produce new energy vehicles and traditional fuel vehicles. After more than 40 years of development and operations, FAW Jilin has sold millions of vehicles in China and has established its place as one of the leaders in the popularization of light and small vehicles in China.

Industry

The company’s industry is the new energy vehicle industry. With the acceleration of the global energy crisis and the global determination among many countries around the world to pursue carbon neutrality, a significant number of countries around the world have issued mandatory policies to promote the development of the new energy vehicle market. The industry has ushered in rapid development. Driven in part by China’s new energy vehicle consumption trend, global new energy vehicle production and sales are expected to continue to move towards a new level.

National policies support the development of the new energy vehicle industry. China vigorously advocates the purchase and consumption of new energy vehicles, and strives to promote the comprehensive transformation of the automobile industry to new energy. With the improvement of China’s consumption level, the market for new energy vehicles is expected to continue to maintain a high-speed growth trend in the future, with broad market prospects.

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In the next 5 to 10 years, the new energy automobile industry will usher in rapid development, and the pattern of the automobile industry will undergo great changes. Driven by China’s new energy vehicle consumption trend, the global new energy vehicle production and sales scale we believe will continue to move towards a new level. In 2025, global sales are expected to reach 18 million vehicles, of which Chinese auto companies are forecasted to sell approximately 9 million vehicles.

This forecast data has been widely recognized in the automobile industry in China. China’s EV sales are projected to reach 5.2 million units in 2022 by a Chinese automobile research and media firm Jiashipai. An industry leader has predicted in publications that China’s EV sales will reach 7 million units in 2025 and 30 million units worldwide in 2030. In addition, China Association of Automobile Manufacturers, the most authoritative association in China, also provided forecast data. It estimated that by 2022, the number of new energy vehicles ownership in China would reach 12.21 million units and the number of alternative energy charging stations would reach 5.06 million. By 2025, the number of new energy vehicles ownership in China was forecasted to increase to 32.24 million and the number of charging stations to increase to 14.66 million. From 2021 to 2025, the number of new charging stations are expected to grow at an average compound annual rate of 44%. At the 4th Global New Energy and Intelligent Vehicle Supply Chain Innovation Conference hosted on September 6th, 2022, a deputy director of the Economic Committee of the National Committee of the Chinese People’s Political Consultative Conference stated the production and sales of new energy vehicles all exceeded 3.5 million units in the first half of 2022, representing a 160% increase from the same period last year. In his published comments the deputy director predicted that the annual 2022 sales volume might reach 5.5 million vehicles, representing an increase of 56% over the same period last year. The Chinese government previously announced that it had targeted a 20% adoption rate of new energy vehicles by 2025. If the sales of the new energy vehicles in China indeed reach the volume predicted by the industry leaders, the governmental target will be achieved three years ahead of its schedule.

Our Structure before and after the Business Combination

The ownership structure of the Company before Closing is as follows.

Mu Hongwei 慕宏伟
Zhang Jiannong 张建农
Wang Qingjun 王庆军
Zhong hongbin 周忠滨
Liu Yang 柳杨
Yan Jiayi 颜嘉旖
3,860股 38.6%
2,988股 29.88%
2,880股 28.8%
209股 2.09%
47股 0.47%
16股 0.16%
Wu Lichun 吴立春
Chijetgroup Holding Limited(BVI)
100%
100%
Euroamer Kaiwan Technology Company Limited
Chijet Holdings Limited (BVI-II)
Sunrise 18 Limited
Hong Kong Yeda International Holdings Co., Limited
Hong Kong Guotai International Holdings Co., Limited
115,038,859股 43.231%
93,080,558股 34.979%
4,104,100股 1.542%
26,939,655股 10.124%
26,939,655股 10.124%
100%
Chijet Inc. (Company Co.)
100%
100%
CHIJET MOTOR COMPANY, INC.
Baoya Technology Holdings Limited (BVI-III)
100%
100%
CHIJET MOTOR (USA) COMPANY, INC.
BAOYAEV GROUP LIMITED (HK Co.)
100%
Baoya New Energy (Shandong) Co., Ltd. (WFOE)
Qingdao Lianfeng New Energy Technology Co., Ltd.
266,102,827股 85.1717%
46,328,283股 14.828%
Shandong Baoya New Energy Vehicle Co., Ltd. 山东宝雅新能源汽车有限公司(OpeCo)
China FAW Co., Ltd 中国第一汽车股份有限公
70.5%
29.5%
FAW Jilin Automobile Co.,Ltd. 一汽吉林汽车有限公司

Our Structure after the Business Combination

[Diagram to Come]

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Mixed ownership reform of FAW Jilin and History

One of our principal subsidiaries is FAW Jilin, and our acquisition of FAW Jilin we believe provides an example of our innovative ownership and expansion structure, because we led the mixed ownership investment in and private ownership reform of FAW Jilin, which partial privatization we refer to as the reform of FAW Jilin. Before the reform, FAW Jilin was a wholly-owned subsidiary of China FAW Co., Ltd, a state owned enterprise. Shandong Baoya, China FAW Co., Ltd. and FAW Jilin formally signed the purchase contract on December 27, 2019, and completed the reform by increasing the capital of FAW Jilin by RMB 1.5 billion (or approximately $210 million).

Shandong Baoya and China FAW Co., Ltd currently hold 70.5% and 29.5% shares of FAW Jilin, respectively. Chijet owns over 60% in FAW Jilin as a result of its 85.172% holding in Shandong Baoya. This acquisition was accomplished in accordance with procedures of the Shanghai United Assets and Equity Exchange, a public competitive bidding exchange in 2019. We believe the reform complements each other’s advantages, gives full play to each party’s strengths and demonstrates joint efforts. Shandong Baoya fully combines the vitality of private enterprises with the strength of FAW Jilin, so as to enhance its market competitiveness.

Over the next three to five years, FAW Jilin plans to focus on market demand and industrial trends with a series of platform products for passengers and merchants having FAW Jilin designed and specialized characteristics. This strategy supports Shandong Baoya goal to become a service provider to meet people’s needs and to improve their travel experiences.

Our Growth Strategy and Ecosystems

We plan to divide our operations generally into three phases, (1) research and development of traditional and new energy vehicle products to be on the cutting of edge of technological advancement and anticipating future product developments, (2) manufacturing high-performance and multi-purpose vehicles to meet customer needs and (3) providing thoughtful after-sales service in order to allow consumers to enjoy a wonderful driving experience and convenient travel services.

We use and plan to use intelligent ecosystems such as channels, services, government procurement, travel sharing, car owners’ services, social media, digital marketing, and online and offline technology, as part of our growth strategy for purchase by consumers of our products and services. Each of these ecosystems is described in more detail below.

Channels

Traditional channels include mixed sales methods such as buying through dealers, direct sales by manufacturers, building product experience stores by franchisees, and online sales by manufacturers. The new generation channel refers to the promotion of third parties on well-known online such as WeChat, Tik Tok and Weibo.

Government Procurements

Social service is only defined as providing official vehicles for the government. Service refers to providing customized car service for different systems, such as postal system, municipal system, police system, medical system, etc.

Travel sharing

Travel sharing is the hosting and sharing of resources. After the mobile travel resources are integrated, we can accurately schedule shared cars and increase our market share in the online car travel market.

Car owners’ services

We plan to provide value-added services to car owners. We are organized to provide car owners with free door-to-door pick-up and delivery, vehicle maintenance, road rescue, community vehicle custody, point redemption, used car replacement, and organizing exclusive activities for car owners.

Social Media and Socialization

We plan to aim to integrate vehicle ecosystem with social life, business socialization, resource system allocation and office resource. The intelligent cockpit meets specified needs of users for business socialization, resource system deployment and office resource sharing, by making use of smart car ecology, intelligent voice, touch screen, multimedia resources, head-up display, atmosphere lights and other functions. The user drives not only a car, but we would like also to provide our users with aspects of a mobile living room and mobile office.

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Digital marketing

We currently analyze customer preferences using publicly available background data. Through an organized preference selection system based on categorized types of potential customers, our marketing system is structure to meet all kinds of customer requirements, including online booking for test drive, online vehicle configuration, online deposit submission and late delivery order inquiry. The entire ecological marketing preference selection system is designed to form a closed loop with a customer so that a customer can make a reasonable quantitative production plan in connection with an online sales deposit.

Online technology

Our on-line system strategy combines and is planned to combine the following six tools consisting of our: official website, official Weibo, official mobile application (App), official Tik Tok site, know the car emperor App, and related Weibo.

Offline technology

Offline technology enables consumers to actively purchase our products and services through supermarkets, experience stores, delivery centers, exhibition halls, community cultural centers, charging/replacing power stations and other channels.

Our Competitive Strengths

Experienced Management Team

We are a pioneer in China in lean management systems, based off of a system in lean management used by Toyota Motor Corporation in its management model. The Company uses this model base for its intelligent manufacturing plants of FAW Jilin. The Company’s model consists of six processes for blanking, stamping, welding, painting, final assembly, and resin in vehicle production. Preparation and current production management we believe have reached the forefront of the industry.

We have more than 13 employees who have received industry awards for their expertise in management in the Chinese automotive field, including the Beijing Enterprise Management Innovation Award, and more than 21 of our employees have received industry recognition for their research and development experience.

Institutional Advantages

After the reform of FAW Jilin, FAW Jilin’s equity structure is clear, and the dual mixed ownership structure of private -state-owned is conducive to giving full play to institutional advantages.

The institutional advantages of FAW Jilin’s are reflected in the dual mixed ownership. First, the parent company of FAW Jilin, Shandong Baoya, has private company shareholders, state-owned enterprise shareholders and Hong Kong shareholders. Second, as for the core subsidiary FAW Jilin, this subsidiary is controlled by the Company, which owns 70.5%, while China FAW Co., Ltd., the state owned enterprise shareholder, owns 29.5%, and which has received direct investment from the Central State-owned Assets Supervision and Administration Commission. We believe this shareholder structure can promote FAW Jilin’s R&D, production, procurement and marketing based on the support of China FAW Co., Ltd.

In August 2018, the Chinese government’s Office of the Leading Group for State-owned Enterprise Reform of the State Council issued the Work Plan of “Double Hundred Actions” for State-owned Enterprise Reform, which we refer to as the Enterprise Reform. FAW Jilin is the only vehicle manufacturer selected by this Office to be identified as a pilot enterprise to implement the “Double Hundred Actions” governmental standards of state-owned enterprise reform.

We believe mixed ownership will make substantial changes in the corporate governance structure of state-owned enterprises, improve the market-oriented operation mechanism, improve the incentive and restraint mechanism, and solve the problems left over from history, so as to give full play to the joint force of reform. The cooperation between the two sides of government and the private sector, we believe, will complement each other’s advantages and make joint efforts. By combining the vitality of our private enterprises with the strength of China FAW Co., Ltd., we believe our market competitiveness will be enhanced.

In the next three to five years, we will use the expertise of FAW Jilin to further focus on market demand and industrial development trends, realize product renewal iteration and forma best practices product platform system using the characteristics of FAW Jilin. We plan to adhere to the New Energy Vehicles strategy, build a series of platform products for passengers and merchants, and become a service provider to meet the needs of people in order to improve our customer’s travel experiences.

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As the 70.5% owner and parent company of FAW Jilin, Shandong Baoya is a private enterprise, and its own equity is composed of shareholders which are private, state-owned and based in Hong Kong, as described elsewhere in this proxy statement/prospectus. This diverse kind of shareholder structure and ownership strategy we believe closely follows market demand, and allows an operation strategy which is flexible to respond to market changes, while allowing financing channels to be open and inclusive. The Company endeavors to apply the innovation and high efficiency of a multi-level integration of industry and social superior resources, enterprise development and a talent incentive mechanism.

As for FAW Jilin’s other shareholder, China FAW Co., Ltd, as a state-owned enterprise, has many advantages, such as well-known brand in China consisting of FAW Jilin as well as automobile brands JIABAO, SERIA, its product platform, talent reserve, manufacturing system, supply and marketing network.

We believe FAW Jilin has the qualification to completely cover the commencement of production of the main vehicle models such as passenger cars and commercial vehicles, based on its existing 40 years of automobile manufacturing history, a standardized and systematic production system and a mature manufacturing team, and its historical models in production which were continuously sold in domestic and foreign marketing networks.

After the Enterprise Reform’s programs have ceased, we expect China FAW Co., Ltd. will continue to support FAW Jilin in terms of capital, brand, platform, research and development, etc. As a shareholder of FAW Jilin, we believe FAW Jilin will be able to rely on China FAW Co., Ltd.’s solid talent and technical reserves, scientific and technological innovation level and industry influence.

When the Company acquired ownership of FAW Jilin, retaining the original core management team of China FAW Co., Ltd.., the Company introduced to FAW Jilin industry experts, and completed its layout, management system, management mechanism and talent team to adapt to the development of market competitiveness and demand in a changing economy. FAW Jilin inherits and integrates the strengths of private economy and state-owned economy, and promotes complementary advantages. The Company plans to also continuously introduce available capital, technology, products, market and other resources to improve the system guarantee, deepen internal reform, stimulate the potential of talents, create an extensible business model, and realize equity diversification and business model diversification. Using this set of strategies, the Company plans to create a new standard of mixed-ownership with joint investment, collusion, sharing, co-creation and win-win development.

Advantages of New Products and Technologies

We focus on the cost-effectiveness of our vehicles and parts and engage in research collaboration for new technologies for our products, including innovations relating to solid-state batteries, in-wheel motors, and intelligent driving. Our collaborations are with Yantai University and Wuxi Intelligent Research Institute, CRRC Corporation Limited (“CRRC”), and Beijing Weilan Technology Company (“Beijing Weilan”).

Shandong Baoya, Yantai University and CRRC jointly developed in-wheel motors, which is a type of motor that uses an axial flux motor with double stators and single rotors. We entrusted Yantai University to design and develop the in-wheel motor body, and CRRC to develop the motor controller including testing and debugging of the in-wheel motor. The Company licenses the technology for industrial application from Yantai University. At present, we have completed the first stage of demo testing, and we are ready to carry out the second stage of product optimization.

We jointly developed battery technology with Beijing Weilan. In the first stage, the 270Wh/kg battery system has been verified by loading. In the next stage, the product will be a 350Wh/kg battery system, which will continue to be carried on the FB77 model car for verification. After product verification, the solid-state battery technology is held by Beijing Weilan, and the solid-state system application scheme is held by Shandong Baoya.

Manufacturing Advantages

Our vehicle production includes six steps for blanking, stamping, welding, painting, final assembly, and resin application. The production preparation and current production management of new products we believe have reached the forefront of the industry, because they have passed the IATF16949 quality management system certification, which is a general quality management system standard for automobile industry coordinated and formulated by the International Automobile Working Group. In our manufacturing process, we emphasize the strict control of manufacturing quality of the vehicle.

Advantages of Marketing Network

We market and sell both through an offline sales network and via online and digital cloud technology. Our offline sales network covers 10 provinces and 3 municipalities, including Beijing, Shanghai, Tianjin, Jilin, Jinan, Qingdao, Yantai, Weifang, Shijiazhuang, Baoding, Handan, Xingtai, Dezhou, Rizhao and other cities across the country. At the same time, our cloud digital marketing experience platform is being designed to, when launched, allow our customers to appreciate and purchase products online, which improves the convenience of car buying and user experience.

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Our Operational Strategies

Chijet’s operational strategies are key components of management’s plan to drive success for Chijet’s existing and future operations and strategic plan. Our strategies include:

Business Strategy

We are committed to the research and development, production, sales and after-sales service of new energy vehicles, and have been recognized by the market with excellent products and advanced technology. Up to now, the awards and reports which we have obtained are listed as follows:

●	On December 17, 2018, Shandong Baoya was awarded the “2018 Advanced Unit of Automobile Industry Statistics in Shandong Province” by the Shandong Automobile Industry Association.

●	On December 15, 2021, Shandong Baoya received the certificate of “Shandong High-tech Enterprise”.

●	On December 31, 2021, Shandong Baoya was recognized as a “Shandong Technology Center”.

Brand Strategy

Our brand strategy consists of marketing our development and innovation in cutting-edge technologies, including in-wheel motors, solid-state batteries, silicon carbide controllers, possible future automatic driving, domain controllers, and smart cockpits. We market our brand as a designer and producer of high-tech new energy passenger vehicles and intelligent and connected commercial vehicles.

Advantages in Cooperation Strategy between Industry-University-Research sectors

Our products adopt an innovative mode, that is, using alliance development and market-oriented operation. We cooperate with well-known domestic Chinese universities to jointly develop products, and at the same time, strategic investors and the government are introduced to participate, for both direct and third party purchases.

Advantages in Product technology – the In-Wheel Motor Drive System

Our in-wheel motor drive system that is developed in cooperation with Yantai University, and licensed from them for commercialization, is the world’s first axial flux motor with double stators and single rotors. We have innovated the product structure, which is reflected in the effective combination of the brake caliper and the motor, and the integrated brake is in the motor, thus effectively saving the internal space and being applied to the class A00 passenger cars. In the aspect of in-wheel motor control system, we integrate the controller with other controllers to form a “power domain” controller with independent intellectual property rights. Generally speaking, our products are characterized as designed to be high integration, low noise, small size, high flexibility and high transmission efficiency.

Product Strategy

Our current business focuses on our vehicles in the categories of small and medium-sized new energy passenger vehicles and commercial using hybrid technology such as plug-in hybrid electric vehicles, battery electric vehicles and fuel cell electric vehicles.

Manufacturing Strategy

We continually strive to implement a leaner, more flexible and less labor-intensive manufacturing system, and to strictly control the quality of our products according to the IATF16949 quality standard.

Marketing Strategy

Our marketing strategy is to increase investment in online and offline sales and creative marketing channels, and make products and brands better recognized through more exposure and promotional activities.

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Our Vehicles

Our vehicle production lines include three platforms: the A-class electric car platform, referred to asFBS; the hybrid A-class SUV platform, referred to as RSS; the electric commercial vehicle platform, referred to as TVS; and the micro electric vehicle platform, referred to as FAS. We manufacture a variety of passenger vehicles (with the names R7, R8, R9), trucks (with the names T80, T90), passenger cars (the V80) and special sanitation vehicles and ambulances.

Our vehicles include, as applicable, technological innovations and breakthroughs which we have made (with our development partners), and these technologies include: (1) in-wheel motors, (2) solid-state batteries, (3) smart cockpits and (4) domain controllers. These innovations are discussed below.

(1) In-wheel motor

The in-wheel motor has completed four demo testings, accompanied by controller matching and functional debugging after the first round of verification test.Yantai University, including with our collaboration and participation as licensee, has applied for more than 10 patents from its body design, lightweight design, braking system, structure and control, which positions the innovation we believe for a leading position in the industry.

(2) Solid-state battery

The first generation of our solid-state battery has been loaded into the car, completed the road test for our FB77 prototype electric car and passed the local regulatory acceptance for battery function. We have cooperated with Beijing Weilan New Energy Technology Co., Ltd. to carry out the verification of the solid-state battery in this vehicle.

(3) Intelligent Driving:

Using our L2 automatic driving assistance system, in our FB77 prototype model, a low-cost scheme of “pure vision” L2 automatic driving will be applied, including an intelligent driving domain controller, a forward-looking camera, a forward-looking millimeter wave radar, two corner millimeter wave radars at the rear of the vehicle and 12 ultrasonic devices. We likewise cooperate with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

(4) Domain Controllers:

The innovation of Domain Controllers uses a Mosfet relay instead of a traditional fuse relay box to more accurately control the power supply system of the whole vehicle in order to manage energy. The controller also uses a lithium-ion battery instead of the lead-acid battery, so that the weight of the vehicle body is reduced, and the power supply system of the whole vehicle can be more refined in a low-voltage capacity. We likewise cooperate with Wuxi Intelligent Research Institute of Hunan University in developing this technology.

In addition to the above innovations, we are in the process of developing other innovations, including cooperating with other companies to develop control chips and cooperating with Hunan University to develop L4-level autonomous driving. Our L2++and L4 autonomous driving products include a focus on product research and development for the two key application scenarios of parking and also urban road driving. About our autonomous parking system, we are in the process of developing an automatic parking system, or AVP, which can function at distances of up to 100 meters. At the same time, our vehicle prototype, the FB77 vehicle, is equipped with our L4 fully automatic driving prototype system, which provides technical reserve for an autonomous driving system for pre-identified city destinations, which we refer to as RoboTaxi in the city.

Our Current Vehicles

Current models in production: R7, V80, T80.

Our current vehicles in production consist of our models R7, V80 and T80.

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Our R7 SUV

R7 is an A0-class SUV, with a vehicle size of 4305mm×1780mm×1555mm, a wheelbase of 2600mm and a 1.5L engine, which meets the Chinese national six emission standards. Its maximum power is 85kw and its maximum torque is 150Nm. The vehicle’s shape and key parts are all designed to international standards, reflecting the characteristics of safety, comfort and practicality. We believe this vehicle provides reliable quality and price while reflecting high value performance.

Our V80 Compact Box Truck

V80 is a compact box truck, with a body size of 4205mmX1685mmX1910mm, a wheelbase of 2800mm, and a cargo space of 4.53m3. Its appearance is stylish and atmospheric, and its power system is equipped with an electronic throttle, which can control more accurately the transmission and save fuel, and can meet the needs of three major markets: commercial, domestic and special.

Our T80 Mini-Series Truck

T80 is a mini-series truck, which is positioned as an export product. The size of the truck is 4820mm×1675mm×1955mm, equipped with a 1.5L national V emission engine and a 5-speed manual transmission. Its maximum power is 75kw and its maximum torque is 135Nm. This truck is characterized by an emphasis on reliable quality and flexible configuration to meet the consumption needs of various regions.

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Prototype Vehicles

Current prototype models：FB77, FB31, FA11, and R9PHEV.

Our current prototype vehicles include models FB77, FB31, FA11 and R9PHEV.

FB77

FB77 is A+ class pure electric car. Its size is 4670mm*1870mm*1500mm with wheelbase 2825mm. Its appearance is designed as “high-energy pulse”. And the penetrating LED taillights are added to form a simple and smooth shape. Adopting advanced lightweight technology and intelligent Dolphin chassis system, the car body has achieved the characteristics of high performance and light weight. It adopts the design of front McPherson independent suspension and rear multi-link suspension, and is equipped with 6 airbags and 5 safety belts, which has the characteristics of large space, high comfort and strong safety. Intelligent human-machine interaction design adopts intelligent networking technology, equipped with car networking and intelligent safety equipment. The power design adopts a high-performance three-in-one electric drive system, with 7.5s acceleration time from 0 to 100 km/h and up to a 600km long battery life, during a test charging cycle.Based on the functions and configurations of the above products, FB77 models can not only meet different young consumers in the market, but also bring comfortable driving experience to car owners.

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Source: Inf.news news agency; Baoya group.

FB31

FB31 is an A+ class crossover SUV. It adopts a new design to reflect the future concepts of mobile home, intelligent networking, intelligent interaction, intelligent driving and environmental protection. The car solves the demand of future home travel, human-computer interaction, leisure and entertainment, and is designed to meet the requirements of intelligent driving and an intelligent cockpit. It is equipped with a number of advanced technologies, including CTC (cell to chassis) chassis integration technology, chassis by wire technology, chassis domain control, drive system, solid-state battery, and other technologies. Its shape mainly reflects the future automobile state such as new species, mobile space and high-end transportation. The intelligent driving level of the car under test conditions has reached aspects of aL4 autonomous driving system, which is an industry term that refers to autonomous driving under specified conditions that can realize multiple interactions among people, cars and roads.

FA11

FA11 is a high-end A-class two-door e-sports style pure electric vehicle which we are developing. This product is designed to develop new platforms and models and broaden our family tree of models. It is designed with enhanced features for individual driving, human-computer interaction, leisure and entertainment, intelligent driving and intelligent cockpit in order to reflect future automobile demand. This prototype uses a new platform design and styling design, which embodies the future concepts of features of a mobile home, e-sports entertainment, intelligent networking, intelligent interaction and intelligent driving while being a purely electric vehicle is designed to support environmental protection.

R9PHEV

R9PHEV is an A-class hybrid SUV, which comprehensively upgrades the chassis based on the original R9 fuel vehicle. Its size is 4505mm×1835mm×1675mm. The wheelbase is 2700mm, and it has a 4.5L high-efficiency engine. Its DHT300 power system integrates the motor, generator, electronic control and variable speed system, and its peak power can reach 130kw, realizing the acceleration of 0-50km in as little as 3 seconds and 0-100km in as little as 8.5 seconds, under test conditions. At the same time, it is also configured with a high-efficiency thermal management battery system of 17.52kw, realizing WLTC pure battery life ≥85km and we believe a highly competitive, comprehensive battery life. We believe the comprehensive fuel consumption and power loss fuel consumption of this prototype car have reached the market leading level.

Our Power Solutions

Our power supply solutions offer super charging mode and fast power changing mode. The super charging mode matches the public fast charging pile and 4C fast charging battery system to achieve a charge of 200KM in up to 10 minutes, thus helping solve the problem of battery life anxiety. At present, we are in contact with Zhongchuang Xinhang (6C scheme), Lanjun Ruipu (4C scheme), Yiwei Lithium Energy (4C scheme) and other enterprises to lay the framework for battery charging services and related components. In the electricity exchange mode we will cooperate with Aodong New Energy and Xiexin New Energy to realize quick exchange in small areas through a modular platform battery system for battery exchanges.

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Vehicle Engineering and Design

Investment in Research and Development

We are developing new models. We plan to invest a total of $78 million to develop the FB77 model, and we have invested an accumulated approximately $25 million as of June 30, 2022 for FB77 model. We plan to invest $3.9 million in the modeling stage for our FA11 and FB31 models, and we have invested approximately $1 million as of June 30, 2022 in these models.

Frontier Technology Research and Development Projects

Our frontier technology projects and innovations, discussed above, include in-wheel motor research and development projects, solid-state battery research and development projects and other cutting-edge technology research and development projects, with a planned total investment of $1.6 million. The project is currently in the stage of cooperative research and development, and $0.1 million has been invested.

Major Achievements of R&D Team

Our R&D team completed the pre-research and project approval of the FB77 project, completed the trial production of the simulated prototype and key performance verification, and completed the release of engineering data.

Our R&D team also completed the pre-research and project approval of the FA11 project, in cooperation with Yantai University to develop in-wheel motors and carry out vehicle installation verification, and has cooperated with Beijing Weilan New Energy Technology Co., Ltd. to carry out the verification of solid-state battery on the vehicle.

Our R&D team has the development and verification capabilities of the entire engineering chain from software development to real vehicle function debugging and calibration, and builds development and verification capabilities based on user driving experience, functional safety, and network security.

R&D Center

We have a new energy vehicle research institute in Yantai, Shandong province of China, and a technology center in our subsidiary, FAW Jilin.

New Energy Vehicle Research Institute

Our R&D team is located in our New Energy Vehicle Research Institute, which was established in March 2021. Our 102 researchers are mainly engaged in the design, development and testing of new energy vehicles and core components. The total size for scientific research at the Institute is 8,600 square meters, including 6,400 square meters of office space for scientific researchers and 2200 square meters of trial production workshop.

Technology Center

FAW Jilin Technology Center currently has 68 R&D technicians, including 25 senior engineers and 54 having more than 10 years of R&D technical work experience.

Ongoing R&D projects

As described above, we have innovations in in-wheel technology and solid state batteries, as well as certain prototypes that integrate these innovations and other innovations. Our R&D team is tasked with further advancing these innovations and our prototypes. The activities of our R&D team in respect of these innovations and are prototypes are described below.

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1) In-wheel motor technology

In-wheel motor project is a forward-looking project. At present, the completed process is motor theoretical analysis, electromagnetic simulation design and Demo sample production of in-Wheel motor.

The completed verification experiments are: the first round of verification test of demo prototype and the first round of verification test of motor controller equipped with in-Wheel motor prototype;

2) The future plan is: optimize and verify the motor control strategy and in-wheel motor samples, with the first quarter in 2023 for the second round of verification. Thereafter we plan to carry the whole vehicle for real vehicle verification and commercial application.Solid-state battery technology

The solid-state battery project is a forward-looking project. The completed work of this project is: development and design, structural simulation and thermal management simulation. The solid-state battery pack sample has been equipped in our prototype FB77 model (described below), and has been verified by road test. We plan the project also to use the 350Wh/kg solid-state battery for carrying verification.

3) FB77 project advanced pure electric passenger vehicle development, for our FB77 electric car

FB77 project is a high-grade pure electric passenger car development project, which is currently in the preparation stage of PPV. It is currently expected that it will be approved and announced as early as the end of March 2023, and will begin production as early as April 2023. Our goal is to produce and sell 10,000 units in 2023.

The status of our R&D activities for this prototype are as follows:

Standards: The formulation of winter and summer standards has been completed;

Announcement: CAMDS/ELV system submission, regulatory compliance check, compulsory inspection report, announcement test and other related work have been announced;

Parts and components approval: OTS approval of parts and components and PPAP related work of suppliers are in progress;

Production line: technical transformation and new factory construction are under way;

Production: The mold manufacturing, inspection tool processing and welding fixture transformation of car body and vehicle parts are under way.

4) Development of advanced pure electric passenger vehicles for the FA11 project, for our prototype FA11, which is a high-end A-class two-door e-sports style pure electric vehicle

The first-level plan of FA11 Project has been officially released. Currently, the performance, configuration and layout data of competing cars are benchmarked and CAS external flow field optimization analysis is being carried out.

Product scheme: At present, the project has completed the first edition renderings of interior and exterior decoration, the first round of foam model production of exterior decoration and the selection of standard car, and the chassis and electronic architecture scheme has been determined.

Development plan: Complete the following work before G8 valve point: freeze the exterior and interior renderings; Hard point delivery of the first version of the system architecture; Delivery of all professional TG0 data.

5) FB31 advanced pure electric vehicle project, for our FB31 A+ class crossover SUV

At present, FB31 has completed the following processes: E-E, chassis, three electric and mule car scheme refinement; The renderings are frozen, and the model is being made and reviewed; The performance analysis of competing products has been completed, and the performance target of the whole vehicle is being determined.

6) Z161 Senya Honghu PHEV project, for our R9PHEV A-class hybrid SUV

Z161(R9PHEV) started the project planning and scheme demonstration in April 2021. The completed progress of the project is as follows: the first body-in-white rolled off the assembly line, the trial installation of the hybrid system, and the trial installation of the first mule car. The standards have been formulated and verified as follows: calibration in winter, calibration in summer, basic functions of battery system and vehicle matching, high-temperature and low-temperature performance, three-round trial production and loading of 14 TRY(TTO) vehicles, matching of powertrain system and production line tooling, software debugging and off-line inspection of the whole vehicle. The project has completed three rounds of prototype trial production, and the calibration in summer has been completed as planned. At present, the announcement-related tests and announcement declaration work are being carried out. Affected by the epidemic and supply chain, the mass production time was postponed to the beginning of December 2022.

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Cooperation with Universities or Research Centers

We cooperate with Yantai University to establish an electric drive technology innovation center, and in particular are cooperating with the university to jointly develop the in-wheel motor system project. We cooperate with Wuxi Intelligent Research Institute of Hunan University to develop domain controller technology.

We reached a strategic cooperation agreement with Beijing Estech (Alt), and carried out cooperation in design and manufacturing.

We also cooperate with Changchun Daxiang Automobile Technology Co., Ltd., Changchun Jisheng Automobile Technology Co., Ltd., Changchun Yashang Automobile Technology Center (Limited Partnership), Wuxi Junda Automobile Design Co., Ltd., Shanghai Tengying Automobile Design Co., Ltd., Changchun Yuchuang Digital Automotive Technology Co., Ltd. to carry out product design work.

Vehicle Servicing and Warranty Terms

Customer Service Team

The total number of customer service representatives is mainly divided into customer service team (4 people), technical support team (5 people), spare parts business team (4 people), warranty claim team (4 people), service management team (2 people).

Customer Service Center

We have set up a customer service center in Jilin, uniting the service teams of various outlets across the country to provide services to customers.

Customer Service Terms

We also offer warranties and customer service policies for models on sale which we believe are commercially competitive, including up to a three year product guaranty period, and a specified service period depending on the type of model purchased.

Advertising and Marketing

We advertise through multimedia such as television, Internet, and print. Our marketing aims to put the pursuit of customer satisfaction first, provide customers with a more convenient way to purchase cars through widely distributed distribution channels; narrow the distance with consumers through auto shows, road shows, and tour exhibitions, as well as through media public relations manuscript reports, WeChat public account, official website, Vlog and personal WeChat Moments spread product image and performance.

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Manufacturing, Supply Chain and Quality Control

We have more than four hundred existing suppliers, and related contracting parties, located domestically and internationally. The majority of our supply base is located in China, which we believe is beneficial as it enables us to acquire supplies more quickly and reduces risk of delays related to shipping and importing. We have developed close relationships with several key suppliers. We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. Similar to other global major automobile manufacturers, we follow our internal process to source suppliers taking into account quality, cost and timing. We have a part quality management team which is responsible for managing and ensuring that supplies meet quality standards.

Quality Control

The Company has 121 quality management and full-time technical personnel. FAW Jilin as a production base has passed the IATF16949 quality management system audit, IATF certificate number: 0362398. Our quality control requirements are set according to IATF16949:2016 “Quality Management System Requirements for Automobile Production Parts and Service Parts Organization”, “Compulsory Product Certification Implementation Rules-Automobile”, “Compulsory Product Certification Implementation Rules-Automotive Interior” and other requirements Perform quality control.

We maintain quality control standards and documentation, including a first-level quality control document “Quality Manual” has been established, and 166 quality control standards and procedures relating to management support process, product birth process, mass production process, and sales service process.

Our supplier quality management includes carrying out quality review of our supplier access, process optimization, elimination and exit support through supplier system audit, product audit, process audit, and other functions.

Seasonality

There are certain seasonal fluctuations in China’s new energy vehicle sales market. Generally, September to December is the peak sales season, and January to February is the off-season. Our company’s products’ seasonality are in line with the situation in China’s new energy vehicle market.

Certain Other Cooperation Arrangements

Strategic Cooperation

We have signed strategic cooperation agreements with Ruidong New Energy Technology Co., Ltd. And we work together to develop on board equipment to carry out the integration and development of new energy hybrid power system in order to improve the company’s product endurance and other performance indicators

Technology Research and Development

We cooperate with Yantai University, Hunan University Wuxi Intelligent Control Research Institute, Beijing Weilan New Energy Technology Co., Ltd., CRRC Corporation Limited, Nantong Ruidong New Energy Technology Co., Ltd. and other scientific research institutes and new Technology companies have carried out in-depth cooperation on forward-looking technologies.

Marketing

We cooperate with Bogao Automobile (Shanghai) Co., Ltd., Guangzhou Shenyang New Energy Group Co., Ltd., Leling Tuanhe Trading Co., Ltd., Guizhou Skylark Automobile Sales Co., Ltd., Tai’an Xingyue Automobile Sales Co., Ltd., Shu We have established cooperative relations with large customers such as Du Automobile Co., Ltd.

Customers

Our customers consist of distributors, online car-hailing and other private market customers, supplemented by government and group procurement.

Sales and Delivery of Vehicles

We sell and distribute our products through three modes: distribution (dealer sales), direct sales (factory sales and direct sales stores) and overseas agency sales. Domestic sales of commercial vehicles are mainly delivered by land (road) transportation, and international sales are mainly by sea and railway by our distribution.

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We utilize international and domestic sales network distributors, which generally are independent of our Company including 129 for Shandong Baoya and 215 for FAW Jilin, and 35 overseas networks that we share with China FAW Co., Ltd. Our sales department has a total of 66 employees. Among them, there are 7 management staff, 41 sales staff and 18 sales support staff.

There are two modes of our overseas sales, vehicle export and third-party, or KD, export. The FAW Jilin has two overseas cooperative KD factories.

One of our cooperative KD factories, resuming during the second half of 2022, is located in Mexico, which is a company called Mount Motors. It operates Dongfeng, Pentium and other Chinese brand cars. It buys T80 distribution parts, assembles them in the factory, and sells them to chain stores as logistics vehicles in the city.

The second is located Vietnam, which is the only cooperative factory of the current brand in Vietnam. It has complete stamping, welding and painting, and final assembly lines.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

●	Pricing;

●	Technological innovation;

●	Vehicle performance quality and safety;

●	Service and charging options;

●	User experience;

●	Design and styling; and

●	Manufacturing efficiency.

The China automotive market is generally competitive. We expect it will become more competitive in the future. In addition to domestic traditional car companies, it will also face multi-faceted competition from international wholly-owned enterprises, joint ventures and new car manufacturers.

Our main competitors include Nio Inc., Li Auto Inc.,Xpeng Inc., among others.

Intellectual Property

The Company has in China a total of 90 patents, including 3 invention patents, 61 utility model patents, and 26 appearance patents, all of which are applied to the Company’s products. A total of 40 patents are pending and applications have been filed in China. At present, we have registered in China 141 available trademarks, and 23 trademarks are being accepted. 1 copyright registration.

Employees

As of June 30, 2022 we had approximately 1,608 employees of which 1,448 were employed at our FAW Jilin subsidiary and 66 were employed by us in R&D. The Company has 4 offices, including in Yantai, Xiangyang, Dezhou and Jilin. The Company has no labor disputes as of the date hereof.

Facilities

Currently, we own land use rights with respect to two parcels of land in Yantai of approximately 479,044.4 square meters in total and the ownership with respect to the plants and buildings thereon, as well as parcels in Jilin, Yantai, Dezhou, and Xiangyang. The following table sets forth the location, registered name, approximate size, use of the property, and the term of the rights.

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No.	Located Address	Registered Name	Area (M²)	Nature of Property	Duration	Use of Property
1.	B-36, Kaifa District, Yantai	Shandong Baoya	20,072.5	land-use rights	2020.12.18-2070.12.17	Industrial
2.	B-42, Kaifa District, Yantai	Shandong Baoya	458,971.9	land-use rights	2020.12.18-2070.12.17	Industrial
3.	East Hengshan Rd. 2, High-tech District, Jilin	FAW Jilin	5,981.30	land-use rights	2010.8.5-2050.7.29	Business and Financial
4.	Jilin High-tech District Dongshan Rd. 2888	FAW Jilin	678,453.46	land-use rights	2011.12.15-2061.4.29	Industrial
5	Huanshan Street, Auto Industrial Park, Jilin	FAW Jilin	602,916.49	land-use rights	2014.9.26-2062.11.2	Industrial
6.	North of 314 Avenue, East of Jingsi Road, Economic Technology Development District, Dezhou	Dezhou Yarui	184,404.4	land-use rights	Up to 2062.11.29	Industrial
7.	Gaoxin Rd. 8, High-tech District	Xiangyang Yazhi	308,647.7	land-use rights	Up to 2066.7.30	Industrial

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We also leased a number of our facilities and premises.

No.	Located Address	Lessee	Lessor	Duration of Leasehold	Use of Leasehold	Rent per year USD
1.	Workshop No. 2, Yeda Industrial Plant, Tianshan Rd. 3-6, Kaifa District, Yantai	Shandong Baoya	Yeda	2022.1.31-2023.1.30	Headquarters of offices, temporary office, the establishment of new energy vehicle research institute, automotive laboratory and exhibition hall	217,603
2.	Yeda Industrial Plant Canteen	Shandong Baoya	Yeda	2022.11.1-2023.10.31	Business	13,500
3.	North of Yeda Industrial Plant	Shandong Baoya	Yeda	2022.5.24-2023.5.23	Production	72,934
4.	Yeda Industrial Plant Administrative Building 4th Floor, 408、409、410、411、412	Shandong Baoya	Yeda	2022.4.14-2023.4.13	Office Housing	5,977
5.	Yeda Industrial Plant Administrative Building 4th Floor, 402、403、404、405、406、407、414、415、416、417	Shandong Baoya	Yeda	2022.5.31-2023.5.31	Office Housing	11,953

Insurance

We maintain vehicle insurance, property insurance, machinery breakdown insurance, inventory insurance, and real property insurance.

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Environment Matters

The Company’s main environmental protection facilities are: two-chamber RTO thermal incineration, Venturi wet paint mist purification, low-nitrogen combustion, filter tube dust removal, bag filter dust removal, adsorption + two-chamber RTO thermal incineration, water spin wet paint mist purification, painting VOCS online monitoring, comprehensive sewage treatment station of sewage discharge unit, online monitoring of its sewage station, among other matters.

The Company is currently not being fined/penalized for environmental violations.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The subsidiary FAW Jilin has significant litigations in contractual disputes in court. The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

No.	Plaintiff	Defendant	Cause of Action	Amount in Controversy (USD)	Name of the Court	Current Status
1	FAW Mould Manufacturing Co., LTD	FAW Jilin	Contractual Dispute	45,358,000	Jilin Gaoxin District People’s Court	Judgment effected
2	The Ninth Design and Research Institute of Machinery Industry Co. LTD	FAW Jilin	Contractual Dispute	10,163,000	Jilin Province Higher People’s Court	Mediation agreement reached
3	FAW Logistics Co. LTD	FAW Jilin	Contractual Dispute	8,402,000	Jilin Intermediate People’s Court	Judgment effected
4	FAW Logistics (Changchun Lushun) Storage and Transportation Co., LTD	FAW Jilin	Contractual Dispute	3,514,000	Jilin Intermediate People’s Court	Judgment effected
5	Shenyang Xinbaolu Automotive Component Technology Co., LTD	FAW Jilin	Contractual Dispute	2,963,000	Jilin Intermediate People’s Court	Settlement agreement reached
6	Jilin Dongguang Headlight Co. Ltd.	FAW Jilin	Contractual Dispute	2,632,000	Jilin Gaoxin District People’s Court	Mediation agreement reached
7	Bijie Jinhai Management Committee	Bijie Yabei	Loan Contract Disputes	1,563,000	Intermediate People’s Court of Bijie City	Execution stage
8	Changchun FAW International Logistics Co. LTD	FAW Jilin	Contractual Dispute	1,287,000	Jilin Gaoxin District People’s Court	Settlement agreement reached
9	The Ninth Design and Research Institute of Machinery Industry Co. LTD	FAW Jilin	Contractual Dispute	1,250,000	Jilin Province Higher People’s Court	Mediation agreement reached
10	Jilin Huihu Environmental Protection Equipment Co. LTD	FAW Jilin	Contractual Dispute	830,000	Jilin Province Higher People’s Court	Settlement agreement reached
11	FUAO Thyssenkrupp Automotive Steering Column Co., LTD	FAW Jilin	Contractual Dispute	827,000	Jilin Gaoxin District People’s Court	Judgment effected
12	Tianjin Aoyuan Auto Parts Co., Ltd.	FAW Jilin	Contractual Dispute	154,000	Jilin Gaoxin District People’s Court	Stage of first instance trial

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Family Relationships

There are no family relationships among Chijet’s directors and executive officers.

Aggregate Compensation of Directors and Other Executive Officers

For the six months ended June 30, 2022 and for the year ended December 31, 2021, no compensation was paid to Chijet’s directors and executive officers. For Shandong Baoya and FAW Jilin, the aggregate compensation in wage and salaries paid to their directors and executive officers was approximately $1.44 million and $0.80 million for the year ended December 31, 2021 and for the six months ended June 30, 2022, respectively.

The aforementioned amounts include government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees and exclude Pension, severance, retirement or similar benefits or expenses.

Director Compensation

For the six months ended June 30, 2022, and for the year ended December 31, 2021, no compensation was paid to Chijet’s director, whose sole director is Mr. Mu Hongwei.

Post-Business Combination Director Compensation for Chijet

Following the consummation of the Business Combination, Pubco intends to adopt a board of directors’ compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. That compensation program is expected to consist of, for each director of Pubco, as follows: Independent directors receive $50,000 per year in compensation and $50,000 in market value of company stock, and executive directors receive $100,000 per year in compensation and $100,000 in market value of company stock.

Post-Business Combination Executive Compensation for Chijet

Following the consummation of the Business Combination, the Compensation Committee of Pubco may develop an executive compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the Compensation Committee.

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GOVERNMENT REGULATION OF OUR BUSINESSES

Regulations and Approvals Covering the Manufacturing of New Energy Vehicles

The National Development and Reform Commission (the “NDRC”) promulgated the Provisions on Administration of Investment in Automobile Industry (the “Investment Provisions”), effective on January 10, 2019, according to which enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationships, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in the automobile industry shall be propelled to form industrial alliance and industrial consortium.

Pursuant to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises (the “New Electric Passenger Vehicle Enterprise Regulations”) effective on July 10, 2015, before a vehicle can be added to the Announcement of Vehicle Manufacturers and Products (the “Manufacturers and Products Announcement”) issued by the Ministry of Industry and Information Technology (the “MIIT”), a procedure required by law for vehicles to be approved for manufacture and sale in China, the vehicle must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (the “MIIT Admission Rules”), effective on July 1, 2017 and amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspections every three (3) years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement. According to the MIIT Admission Rules, in order for vehicles to enter into the Manufacturers and Products Announcement, the vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized testing institution. Once such conditions for vehicles are met and the application has been approved by the MIIT, the qualified vehicles will be published in the Manufacturers and Products Announcement by the MIIT. Where any new energy vehicle manufacturer manufactures or sells any model of a new energy vehicle without the prior approval of the competent authorities, including being published in the Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the “QSIQ”, which has merged into the State Administration for Market Regulation, or the SAMR) on July 3, 2009 and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, SAMR, as the successor of QSIQ, is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

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Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, or the MOFCOM, on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within ninety (90) days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within thirty (30) days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and were amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and was latest amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and latest amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations on Consumer Protection

In October 1993, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the PRC Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the PRC Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements. Business operators may be subject to civil liabilities for failing to fulfill those obligations, including ceasing infringement, restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. Further, they may also be subject to penalties for the infraction of these obligations, including issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Regulations on Data Security and Privacy Protection

On 1 July 2015, SCNPC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC. In August 2015, SCNPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information.

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In November 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data. Any violation of the Cybersecurity Law may subject the operators to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities. Further, on May 28, 2020, NPC approved the PRC Civil Code, which came into effect on January 1, 2021, pursuant to which the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology – Personal Information Security Specification (2017 edition) took effect in May 2018, and the Standard of Information Security Technology – Personal Information Security Specification (2020 edition) took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information is considered as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

On June 10, 2021, SCNPC promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. Furthermore, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data without the approval of the competent PRC governmental authorities. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

In July 2021, General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies.

On August 12, 2021, MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.

On August 16, 2021, CAC, NDRC, MPS, MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (For Trial Implementation) (“Provisions on Automobile Data Security”) which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to transmit such data overseas. To process critical data, automobile data processors shall conduct risk assessments in accordance with regulations and submit risk assessment reports to related departments at provincial levels. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.

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On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Law. The Regulations provide, among others, that protection department of certain industries or sectors shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood or public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.

On August 20, 2021, SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

On December 28, 2021, CAC and twelve other PRC regulatory agencies jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by critical information infrastructure operator and the data processing activities carried out by network platform operators, which affects or may affect national security, shall be subject to cybersecurity review. It further stipulates that network platform operators with personal information of over one million users shall declare cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, wastewater, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Intellectual Property Rights

Patent

Pursuant to the PRC Patent Law which was promulgated by the SCNPC on March 12, 1984 and amended on August 25, 2000, on December 27, 2008 and on October 17, 2020, and its implementation rules, once a patent for an invention or utility model has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

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Copyright

The PRC Copyright Law, which took effect on June 1, 1991 and was subsequently amended on October 27, 2001, on February 26, 2010 and on November 11,2020, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and subsequently amended on December 20, 2001 and on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and last amended on November 1, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark license agreements must be filed with the Trademark Office.

Domain Name

According to the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology of PRC in August 24, 2017 and took effect on November 1, 2017.The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations on Development of Construction Projects

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area. After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (“MOHURD”), on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

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Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law, which was promulgated on March 16, 2007, and came into effect on January 1, 2008 and was amended by SCNPC on February 24, 2017 and December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was amended by the State Council on April 23, 2019 and came into effect on the same date, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises. These enterprises are classified as either resident enterprises or non-resident enterprises. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount.

Dividend Withholding Tax

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong entered into between Mainland China and the Hong Kong Special Administrative Region on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Administration of Taxation or the SAT on February 20, 2009 and which came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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Regulations on Employment and Social Welfare

Labor Contract

The PRC Labor Contract Law promulgated by PRC Congress in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2008, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and subsequently amended in 2002, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including goods, services, gains and transaction items, but not for capital account items, such as capital transfers, direct investments, investment in securities, derivatives and loans, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated on March 30, 2015 and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under the Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, the Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects.

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According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations on Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries (the “Foreign Investment Catalogue”), jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the 2021 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and came into effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (the “2020 Encouraging Catalogue”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2020 and became effective on January 27, 2021. The 2020 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2020 Encouraging Catalogue, the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on October 26, 2018. The PRC Company Law generally governs two types of companies – limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law, which became effective on 1 January 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations.

The SCNPC enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of the PRC (the “Company Law”). Under the Company Law, companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.

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Regulations on Offshore Financing

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options.

The SAFE simultaneously issued guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

Regulations on Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, through which to purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals who also control such PRC domestic companies, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

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CHIJET’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis provides information which Chijet’s management believes is relevant to an assessment and understanding of Chijet’s results of operations and financial condition. This discussion and analysis should be read together with “Selected Historical Financial Information of Chijet” and the audited historical consolidated financial statements and related notes that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with Chijet’s pro forma consolidated financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/prospectus.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Chijet’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Unless the context otherwise requires all references in this section to “Chijet,” the “Company,” “we,” “us” and “our” refer to Chijet Inc. and its consolidated subsidiaries.

Overview

Chijet Inc. (“Chijet”) was incorporated under the laws of the Cayman Islands on July 2, 2021. Chijet through its subsidiaries (collectively “the Company”) noted below are principally engaged in in the research and development, production and sales of new energy vehicles. New energy vehicles, or NEVs, refers to plug-in electric vehicles including battery electric vehicles, plug-in hybrid (PHEV) electric vehicles and fuel cell electric vehicles. Our mission is to produce vehicles with efficient exhaust emissions, improve air quality, and benefit users and the environment.

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya New Energy Co., Ltd. (“Baoya”) and its subsidiaries. Baoya and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

On December 27, 2019, we acquired our interest in FAW Jilin Automobile Co., Ltd., which we refer to as “FAW Jilin.” Pursuant to the Agreement and Plan of Merger relating to this acquisition the purchase price was approximately $215 million (RMB 1.5 billion). Please see section entitled “Information About Chijet” generally and Information about Chijet - Our Structure before and after the “Business Combination” for more information about our subsidiaries. Please see Note 11 to our Financial Statements for years ended December 31, 2021 and 2020 for more information on the acquisition of FAW Jilin.

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 2, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands as a wholly-owned subsidiary of Chijet.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly-owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the PRC as a wholly-owned subsidiary of Baoyaev Group Limited.

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By June 3, 2022, Chijet gradually owned 85.172% stake in Shandong Baoya New Energy Co., Ltd. through the following transactions: (1) Chijet issued 53,879,310 shares of common stock in exchange for the 17.245% stake in Shandong Baoya New Energy Co., Ltd. from two shareholders; and (2) Baoya New Energy (Shandong) Co., Ltd., a wholly-owned subsidiary of Chijet, acquired 67.927% stake in Shandong Baoya New Energy Co., Ltd. from its shareholders, individual and institutional, for total consideration of 7 Renminbi (“RMB”). Upon the Baoya New Energy (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

For financial reporting purposes, the acquisition of Shandong Baoya New Energy Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflect the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflects the equity of Chijet Inc.

Recent Developments

On July 12, 2022, Chijet has entered into a definitive business combination agreement with Deep Medicine Acquisition Corp., a blank check, special purpose acquisition company incorporated in Delaware, and related support agreement, dated as of such date with this company and its sponsor, Bright Vision Sponsor LLC. On September 26, 2022 this business combination agreement and related supported agreement were terminated following expiration of a prescribed negotiation period in the business combination agreement. None of the parties were obligated to pay any penalties as a result of the termination, pursuant to the terms of the business combination agreement.

Impact of COVID-19

During January 2020, a strain of coronavirus, also known as COVID-19, was reported to have surfaced in Wuhan, China. In an effort to halt the outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. We are headquartered in Shandong, and we market and sell our vehicles mainly to consumers in China. Our production facilities and our key suppliers are located in China. In addition, a significant portion of the research and development staff is based in China. If the COVID-19 outbreak continues for an extended period or worsens, it could materially and adversely impact the supply chain, technology development, sales and other aspects of the operations.

There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the two quarters of 2022 and year of 2021 as a result of the COVID-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Sales of the vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of the vehicles and the results of operations may be materially and adversely affected.

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Key Factors Affecting Our Results of Operations

Chijet believes that its future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.”

Global and local demand for our vehicles and automotive products.

Our business performance is related to sales of our vehicles and parts for vehicles. Economic conditions in North America, Europe and Asia can have a large impact on the production volume of new vehicles, implementation of manufacturing solutions and the adoption by municipalities of new energy vehicles. While the automotive industry and these other industries are showing recovery from the COVID-19 pandemic, the pandemic had an impact on purchases during the fiscal year ended 2020 and 2021. For example, the automotive globally industry has had approximately 3% growth in global vehicle production year over year in 2021, production in 2021 was still approximately 13% below the 2019 level. Moreover, automakers continue to face supply chain shortages, and it is expected that global vehicle production will not fully recover from the impact of supply chain constraints in 2022 and 2023. We believe that the expected continued constraint on global automotive production resulting from supply chain shortages and the effects of economic uncertainty will limit our ability to increase our revenue.

Growth in the market for new energy vehicles, NEVs.

New Energy Vehicles, or NEVs, generally include three types: battery electric vehicles, or BEVs, hybrid electric vehicles, or HEVs, and plug-in hybrid electric vehicles, or PHEVs. Among these, the BEV is considered the most eco-friendly as a zero emission solution. Recognizing these benefits, the Chinese government has provided incentives for all of them. With battery technology improving and charging network expansion, consumer concern over range has also lessened, another factor contributing to BEV growth.

Supply and manufacturing capacity

Our solutions are dependent on the multi-suppliers. The continued and timely supply of input materials, the availability of manufacturing capacity, and packaging and testing services at reasonable prices impact our ability to meet customer demand. Supply chain disruptions, shortages of raw material, such as wafers and substrates, and manufacturing limitations as a result of COVID-19 or other factors could limit our ability to meet customer demand and result in delayed, reduced, or canceled orders. The semiconductor industry is experiencing widespread shortages of substrates and other components and available foundry manufacturing capacity, and we anticipate that such shortages will continue. Our reliance on single or limited suppliers and vendors for certain components, equipment, and services and the aforementioned shortages of substrates and other components have led to increased supply chain risks and continue to stress our ability to meet the supply demands of our customers. To mitigate these supply chain constraints, management is monitoring inventory levels on an ongoing basis. Although we cannot fully predict the length and the severity of the impact these pressures will have on a long-term basis, we do not anticipate that our current supply chain constraints would materially adversely affect our results of operations, capital resources, sales, profits, and liquidity.

Investment in technology and product development.

We believe our ability to continue to develop and design highly advanced and cost-efficient NEVs will position us to extend our technology leadership and encourage greater adoption of our solutions by enabling greater levels of autonomy. It will be critical to enabling the increase in vehicle sales. While our significant investments in these technologies may not result in revenue in the near term, we believe these investments will position us for revenue growth over time.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC. The consolidated financial statements include the financial statements of Chijet and its subsidiaries for which Chijet is the primary beneficiary. All inter-company transactions and balances between Chijet and its subsidiaries are eliminated upon consolidation.

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A subsidiary is an entity in which Chijet, directly or indirectly, controls more than one half of the voting power (a) has the power to appoint or remove the majority of the members of the board of directors (the “Subsidiary Board”) (b) to cast majority of votes at the meeting of the Subsidiary Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the acquisition of FAW Jilin in 2019 and continued restructuring and streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) continues to make decisions with regards to business operations and resource allocation based on evaluation of Chijet as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

Components of Results of Operations

(a)	Revenues

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. We generated revenues from (i) Vehicle sales, (ii) Sales of vehicle parts and accessories, and (iii) Practical expedients and exemptions.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid service is insignificant, representing less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

(b)	Cost of revenue

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(c)	Cost of revenue – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Operating costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The Company charges for labor and overhead allocated to its finished goods are determined on a daily basis which is lower than its actual costs incurred. Operating costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced.

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(d)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses.

(e)	Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expenses as incurred.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses.

(f)	Other Income

Other income mainly consists of income from non-operating activities and profit or loss of disposition of non-current assets.

(g)	Interest Income

Interest income consists of interest earned on our cash, cash equivalents, short-term investments and deposits held in designated bank accounts.

(h)	Interest Expense

Interest expense consists of interest on short and long-term obligations.

(i)	Government Grant

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred.

(j)	Gain (Loss) on Equity Investment

Gain (loss) on equity investment consists of the changes in fair value of our investment in in unconsolidated subsidiaries.

(k)	Other Expenses

Other expenses mainly consist of expense of non-operating activities, including expense related to liquidation of subsidiaries.

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(l)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2022, for the years ended December 31, 2021 and 2020. As of June 30, 2022, December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

Value-added tax (VAT)

The Company is subject to statutory VAT of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(m)	Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustment and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

Results of Operations

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	Year Ended December 31, 2021	Year Ended December 31, 2020
(in thousands)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Total revenue	$9,751	$10,567	$22,303	$26,515
Cost of revenues	(10,018)	(21,687)	(56,210)	(53,034)
Cost of revenues - idle capacity	(20,668)	(12,379)	(23,342)	(38,918)
Gross loss	(20,935)	(23,499)	(57,249)	(65,437)
Research and development	6,759	6,205	15,420	5,689
Selling, general and administrative	30,004	22,748	50,441	34,446
Impairment charge	-	-	6,054	522
Other income	370	228	1,540	2,235
Interest income	504	644	1,884	6,132
Interest expense	(7,349)	(8,534)	(16,096)	(20,589)
Government grant	16,041	69,223	80,995	60,834
Loss on equity investment	(16)	(245)	131	(490)
Other expenses	(109)	(562)	(1,842)	(494)
Provision for income tax	-	-	-	-
Net (loss) income	$(48,257)	$8,302	$(62,552)	$(58,466)

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Six months ended June 30, 2022 compared to six months ended June 30, 2021

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the six months ended June 30, 2022 and 2021.

Revenue:	For the period ended June 30,
	2022		2021
(in thousands USD $, except for percentages)	USD	%	USD	%
Vehicle sales	7,328	75.2%	4,833	45.7%
Parts and Other sales	2,423	24.8%	5,734	54.3%
Total Revenue	9,751	100.0%	10,567	100.0%

We had revenues from vehicle sales of $7,328,000 for the six months ended June 30, 2022 compared to revenues of $4,833,000 for the six months ended June 30, 2021. The increase in revenue from vehicle sales was mainly due to the increase in sales of the vehicles from FAW Jilin Automobile Co., Ltd., the subsidiaries from the Company.

We had revenues from parts, accessories, and other sales of $2,423,000 for the six months ended June 30, 2022 compared to revenues from parts, accessories, and other sales of $5,734,000 for the six months ended June 30, 2021. The decrease in revenue from parts, accessories, and other sales was mainly due to the decrease in revenue generated from original equipment manufacturing (“OEM”).

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2022 was $10,018,000 compared to cost of revenues of $21,687,000 for the six months ended June 30, 2021. The decrease in cost of revenues was mainly due to the impairment of inventory for the six months ended June 30, 2021.

Cost of Revenues – idle capacity

Our cost of revenues in idle capacity expense for the six months ended June 30, 2022 was $20,668,000 compared to $12,379,000 for the six months ended June 30, 2021. The increase in cost of revenue was mainly due to the temporary suspension at the factories resulted in idle capacity charges as the Company still incurred fixed costs such as depreciation and certain payroll related expenses for the six months ended June 30, 2022.

Research and Development

The research and development remained relatively stable at $6,759,000 for the six months ended June 30, 2022 as compared to $6,205,000 for the six months ended June 30, 2021.

Selling, general and administrative

The selling, general and administrative for the six months ended June 30, 2022 was $30,004,000 compared to selling, general and administrative of $22,748,000 for the six months ended June 30, 2021. The increase in selling, general and administrative was mainly due to the warrants granted and vested under the financial advisory agreements for the six months ended June 30, 2022.

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Other income

The other income remained relatively stable at $370,000 for the six months ended June 30, 2022 as compared to $228,000 for the six months ended June 30, 2021.

Interest income

The interest income remained relatively stable at $504,000 for the six months ended June 30, 2022 as compared to $644,000 for the six months ended June 30, 2021.

Interest expense

The interest expense remained relatively stable at $7,349,000 for the six months ended June 30, 2022 as compared to $8,534,000 for the six months ended June 30, 2021.

Government grant

The government grant for the six months ended June 30, 2022 was $16,041,000 compared to government grant of $69,223,000 for the six months ended June 30, 2021. The decrease in government grant was mainly due to the recognition as the required performance was met during the six months ended June 30, 2021.

Loss on equity investment

The loss on equity investment for the six months ended June 30, 2022 was $16,000 compared to loss on equity investment of $245,000 for the six months ended June 30, 2021. The decrease in loss on equity investment was mainly due to the decrease in net losses from the investees during the six months ended June 30, 2022.

Other expenses

Our other expenses for the six months ended June 30, 2022 was $109,000 compared to other expenses of $562,000 for the six months ended June 30, 2021. The decrease in other expenses was mainly due to the liquidation of one of our subsidiaries during the six months ended June 30, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the years ended December 31, 2021 and 2020.

Revenue:	For the year ended December 31,
	2021		2020
(in thousands USD $, except for percentages)	USD	%	USD	%
Vehicle sales	12,178	54.6%	4,291	16.2%
Parts and Other sales	10,125	45.4%	22,224	83.8%
Total Revenue	22,303	100.0%	26,515	100.0%

We had revenues from vehicle sales of $12,178,000 for the year ended December 31, 2021 compared to revenues of $4,291,000 for the year ended December 31, 2020. The increase in revenue from vehicle sales was mainly due to the increase in sales of the vehicles from FAW Jilin the subsidiaries from the Company.

We had revenues from parts, accessories, and other sales of $10,125,000 for the year ended December 31, 2021 compared to revenues from parts, accessories, and other sales of $22,224,000 for the year ended December 31, 2020. The decrease in revenue from parts, accessories, and other sales was mainly due to the decrease in revenue generated from OEM.

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Cost of Revenues

The cost of revenues remained relatively stable at $56,210,000 for the year ended December 31, 2021 as compared to $53,034,000 for the year ended December 31, 2020.

Cost of Revenues – idle capacity

Our cost of revenues in idle capacity expense for the year ended December 31, 2021 was $23,342,000 compared to $38,918,000 for year ended December 31, 2020. The decrease in idle capacity expense was mainly due to the temporary suspension at the factories resulted in idle capacity charges as the Company incurred fixed costs such as depreciation and certain payroll related expenses for the year ended December 31, 2020.

Research and Development

The research and development for the year ended December 31, 2021 was $15,420,000 compared to research and development of $5,689,000 for the year ended December 31, 2020. The increase in research and development was mainly due to the increase in employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses during year ended December 31, 2021.

Selling, general and administrative

The selling, general and administrative for the year ended December 31, 2021 was $50,441,000 compared to selling, general and administrative of $34,446,000 for the year ended December 31, 2020. The increase in selling, general and administrative was mainly due to the increases in employee compensation because of the growth of the business, and the increase in professional fee related to the initial public offering.

Impairment charge

The impairment charge for the year ended December 31, 2021 was $6,054,000 compared to impairment charge of $522,000 for the year ended December 31, 2020. The increase in impairment charge was mainly due to recognition of the impairment of properties, plants, and equipment for the year ended December 31, 2021.

Other income

The other income was remained relatively stable at $1,540,000 for the year ended December 31, 2021 as compared to $2,235,000 for the year ended December 31, 2020.

Interest income

The interest income for the year ended December 31, 2021 was $1,884,000 compared to interest income of $6,132,000 for the year ended December 31, 2020. The decrease in interest income was due to decrease in the deposits held in designated bank accounts for the year ended December 31, 2021.

Interest expense

The interest expense for the year ended December 31, 2021 was $16,096,000 compared to interest expense of $20,589,000 for the year ended December 31, 2020. The decrease in interest expense was mainly due to the repayment in principal of loans during year ended December 31, 2021.

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Government grant

The government grant for the year ended December 31, 2021 was $80,995,000 compared to government grant of $60,834,000 for the year ended December 31, 2020. The increase in government grant was mainly due to the recognition as the required performance was met during the year ended December 31, 2021.

Gain (Loss) on equity investment

The gain on equity investment for the year ended December 31, 2021 was $131,000 compared to $490,000 (loss) on equity investment for the year ended December 31, 2020. The increase in gain (loss) on equity investment was mainly due to the increase in net income for the investees during the year ended December 31, 2021.

Other expenses

Our other expenses for the year ended December 31, 2021 was $1,842,000 compared to other expenses of $494,000 for the year ended December 31, 2020. The increase in other expenses was mainly due to the liquidation of one of our subsidiaries during the year ended December 31, 2021.

Liquidity and Capital Resources

Historically, we have financed our operations mainly through financing from our shareholders, payments received from our customers, and cash received from government grant. We had cash and cash equivalents of $77,322,000 and $23,188,000 on June 30, 2022 and December 31, 2021, respectively. As of June 30, 2022, the company had working deficit of $148,092,000. The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

We believe that our cash on hand following the consummation of the Business Combination, including the current available cash and cash equivalents on our balance sheet, the funds contained in JWAC’s Trust Account (assuming the no redemption and 50% redemption scenarios) will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this proxy statement/prospectus and sufficient to fund our operations.

To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing, and will continue to seek government grants. If the financing is not available, or if the terms of financing are less desirable than we expect, or fail to obtain government grants, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Even though management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

Government Grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the years ended December 31, 2021 and 2020, the Company has recognized US$80,995,235 (RMB 522,651,736) and US$60,833,879 (RMB 419,884,922), respectively, of specific subsidies received from the government.

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The following table summarizes information related to government grant income received and recognized by the Company:

	December 31,		June30,
	2021	2020	2022	2021
	US$’000	US$’000	US$’000	US$’000

Government grant income recorded in other income (expense), net	80,995	60,834	16,041	69,223

Debt Arrangements

In May 2016, the Company entered two loans, each referred to as “project entrance agreement” loans, with unrelated non-financial institutions (collectively, the “2016 Loans”). The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and cannot be used for any other purposes. The 2016 Loans bear no interest, and the maturity date was determined depending on the development status, measured begining July 8, 2018. Due to the nature of the loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results, which are commonly found in lending arrangements in the industry. The Company regularly monitors its compliance with these covenants. The carrying value of these borrowings approximates its fair value as of December 31, 2021 and 2020, and June 30, 2022. As of December 31, 2021 and 2020, the outstanding principal amounts of the 2016 Loans was US$109,287,411 (RMB 694,598,000) and US$106,326,328 (RMB 694,598,000), respectively. As of June 30, 2022, the outstanding principal amounts of the 2016 Loans was US$103,728,629 (RMB 694,598,000). The difference in the principal is the same in RMB (being 694,598,000) for each period, and the difference reflected in U.S. dollars was primarily due to the change in the currency exchange rate.

The covenants associated with the loans include that the loan proceeds need to be repaid if the project does not meet the conditions for applying for government subsidies as stipulated in the contract within five consecutive years after the year of the project began. The Company started the project in July 2017, and a five-year period would end in 2022 (from 2018 to 2022). Due to the production interruption in 2019, the Company’s eligibility for the government subsidy is remote. As a result, the loans were reclassified as current portion as of December 31, 2021 and the amount is due by July 2022. The Company is currently negotiating with loan holder to extend the terms of the loan.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows:

	Year ended December 31,		Six months ended June 30,
(U.S.$ in thousands, unless otherwise stated)	2021	2020	2022	2021
Net cash provided by (used in) operating activities	(22,374)	(142,984)	51,201	(9,526)
Net cash provided by (used in) investing activities	(1,071)	34,373	(763)	-
Net cash (used in) financing activities	(44,611)	(31,149)	-	-

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Cash Flows from Operating Activities

Net cash provided by operating activities was $51,201,000 for six months ended June 30, 2022, compared to $9,526,000 net cash used in for six months ended June 30, 2021. The positive cash flow from operation for six months ended June 30, 2022 was due primarily to net loss of $48,257,000, plus decreases in accounts and notes payable of $7,079,000, and accrued post-employment and termination benefits of $4,449,000, offset mainly by $24,517,000 in depreciation and amortization expense, $9,691,000 warrant expense, decrease in other asset of $55,376,000, and increase in amount due to related parties of $7,148,000.

The negative cash flow from operation for six months ended June 30, 2021 was due primarily to net income of $8,302,000, plus depreciation expense of $27,081,000, decrease in amounts due from related party of $48,583,000, decrease in other asset of $50,567,000, increases in accounts and notes payable of $15,210,000, and offset mainly by government grant of $56,442,000, increase in other current asset of $86,065,000, and decreases in accounts and notes payable to related party of $20,702,000.

Net cash used in operating activities was $22,374,000 for year ended December 31, 2021, compared to $142,984,000 net cash used in for year ended December 31, 2020. The negative cash flow from operation for year ended December 31, 2021 was due primarily to net loss of $62,552,000, plus recognition of government grant of $80,995,000, increases in inventory of $25,080,000, and decrease in Accounts and notes payable of $23,168,000, and offset mainly by depreciation expense of $54,312,000, impairment of inventory of $20,328,000, decrease in amount due to related party of $55,010,000 and increases in other liabilities of $23,623,000.

The negative cash flow from operation for year ended December 31, 2020 was due primarily to net loss of $58,466,000, plus recognition of government grant of $60,834,000, increase in amounts due from related party of $35,097,000, and decreases in accounts and notes payable of $37,998,000, and mainly offset by depreciation and amortization expense of $58,214,000, and impairment of inventory of $19,748,000.

Cash Flows from Investing Activities

Net cash used in investing activities was $763,000 for six months ended June 30, 2022, compared to $0 net cash used in for six months ended June 30, 2021. The negative cash flow from investing for six months ended June 30, 2022 was mainly due to the $767,000 cash used in purchasing of fixed assets.

Net cash used in investing activities was $1,071,000 for year ended December 31, 2021, compared to $34,373,000 net cash provided by investing activities for the year ended December 31, 2020. The negative cash flow from investing activities for year ended December 31, 2021 was mainly due to the $951,000 cash used in purchasing of fixed assets.

The positive cash flow from investing activities for year ended December 31, 2020, was mainly due to the $65,197,000 proceeds from maturity of short-term investments, which was mainly offset by $30,761,000 cash used in purchases of land use right.

Cash Flows from Financing Activities

During the six months ended June 30, 2022 and 2021, no cash was generated from or used in financing activities.

Net cash used in financing activities was $44,611,000 for year ended December 31, 2021, compared to $31,149,000 net cash used in financing activities for the year ended December 31, 2020. The negative cash flow from financing activities for year ended December 31, 2021 was mainly due to the $44,611,000 used in repayment of long term payable.

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The negative cash flow from financing activities for year ended December 31, 2020, was mainly due to the $69,543,000 used in repayment of short term borrowings and offset by proceeds from short term borrowings of $38,394,000.

Commitments And Contingencies

Commitments

(a)	Capital commitments

As of June 30, 2022, the Company had several capital commitments with a total contract amount of US$79,545,663 (RMB 532,661,624). Where US$26,123,135 (RMB 174,928,349) is due within one year. The capital commitment includes but is not limited to construction, equipment, and molding and tooling.

(b)	Parts purchase commitment

During the six months ended June 30, 2022, the Company entered into several trial production and development agreements for tooling fees for a total of approximate US$1.5 million (RMB 9.7 million). Pursuant to the agreements, the Company shall order a certain quantity in a certain period from the supplier. In addition, the Company shall pay an initial deposit upon receipt of the VAT invoice from the supplier. The remaining balance will be amortized based on certain units at the price of parts and components for certain periods after agreed-upon date. At the end of the period, when the tooling fee has not been fully amortized, the supplier will issue the VAT invoice to the Company for the residual balance.

Prior to year ended December 31, 2019, the Company entered into various agreements with various suppliers for production and development. The balance of contractual commitment was approximately $23.6 million (RMB 159.0 million) as of June 30, 2022. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 16, 2022.

(c)	Service commitment

On February 15, 2022, the Company entered into a service agreement for financial advisory services in assisting the Company listing on the U.S. Exchange Market via merging with a SPAC traded in NASDAQ for a total of US$600,000. Pursuant to the agreement, an initial payment of US$100,000 shall be made within five days from February 15, 2022. The second payment of $100,000 shall be made before February 28, 2022. Unless the failure of listing is due to the service provider’s fault, the Company is liable for the full amount of the service fees regardless of the result. As of June 30, 2022, US$200,000 has been paid, and the remaining balance of US$400,000 is due within one year.

(d)	Operating lease

The Company entered into a lease agreement for equipment in July 2017, for a term beginning July 1, 2017 through June 30, 2022. The lease requires payments of US$60,216 (RMB 382,547) per month through the lease term. The Company adopted a new lease standard under ASC 842 on January 1, 2022 using the modified retrospective method. The Company recognized an initial right of use asset and liability of US$354,389 and US$1,828,536, respectively, based on the present value of the minimum lease payments. The leasing arrangement requires value-added tax payment. The value-added tax is not presented as part of the initial right-of-use asset or lease liability. As of June 30, 2022, the lease was terminated, and the right-of-use asset was amounted to nil. In addition, the unpaid balance of US$1,741,935 was included in lease liabilities.

Short-term lease cost is recognized as rental expenses in unaudited condensed consolidated statements of operations.

Supplemental cash flows information related to leases as follows:

For the six
months ended
June 30, 2022
US$’000

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	258
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	347

258

The components of lease cost for operating leases for the six months ended June 30, 2022 and 2021 were as follows:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
	US$’000	US$’000

Operating lease cost	354	-
Short-term lease cost	317	607
Total lease cost	671	607

The following table summarizes the lease-related assets and liabilities recorded in the unaudited condensed consolidated balance sheets:

June 30, 2022
US$’000
Operating leases
Operating lease right-of-use assets, net	-
Total operating lease assets	-
Operating lease liabilities, current	1,742
Operating lease liabilities, non-current	-
Total operating lease liabilities	1,742

The Company used the following incremental borrowing rate and remaining term in determining the present value:

June 30, 2022
Weighted-average remaining lease term
Operating leases	0 year
Weighted-average discount rate
Operating leases	6.50%

The following table provides the maturities of lease liabilities at June 30, 2022:

US$’000

Six months ending December 31, 2022	1,749
Total future undiscounted lease payments	1,749
Less: interest	(7)
Present value of lease liabilities	1,742

As of December 31, 2021, operating lease commitments contracted for at the balance sheet dates but not recognized in the consolidate dated financial statements was $2,041,561 (RMB 12,975,552), where $1,231,608 (RMB 7,827,731) is due within one year.

(e)	Accrued Benefits.

For the six months ended June 30, 2022, the years ended December 31, 2021 and 2020, the non-current liabilities were US$56,459,537, US$63,965,985 and US$69,103,127, respectively.

For the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, the current portion of the accrued post-employment and termination benefits were US$9,818,855, US$10,828,076 and US$11,630,719, respectively. The amounts were included in accruals and other current liabilities and presented on the consolidated balance sheets.

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(f)	Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$3,414,607, US$7,276,454 and US$5,712,279 for the six months ended June 30, 2022, for the years ended December 31, 2021 and 2020, respectively.

Contingencies

(a)	Legal proceedings

The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FAW Jilin was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of FAW Jilin in December 2019. These legal proceedings include the CO23 and other models in FAW Jilin’s EOP project. Additionally, there were a lot of labor disputes arising from the corporate reorganization in 2003, including but not limited to loss of files, labor relationships, default in social insurance, and other labor disputes. In recent years, there has been a risk of not being able to complete the agreed-upon payments for the auto molding that have not been produced for a long time. As a result, there may be a substantial risk of litigation and settlement agreement obligations. As of the date of this report, most of these legal proceedings were settled. The settlement amounts were accrued and included in Accrued and Other Current Liabilities.

On October 2022, one of FAW Jilin’s supplier filed a lawsuit in district court against FAW Jilin, claiming FAW Jilin failed to pay its bills, in the amount of approximately USD $154,000. The Company intended to defend against the lawsuit. As of December 16, 2022, the Company estimated the amount of probable loss was not material taken the financial statement as a whole.

Other than the unpaid contract amount that the Company assumed from FAW Jilin Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of June 30, 2022 and December 31, 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from China FAW Group Corporation (“FAW Group”), FAW Group also agreed in the FAW Jilin Acquisition Agreement that, it will indemnify damages and loss arising from the following case:

In 2017, FAW Jilin’s three independent dealers in Beijing have been fined a total of US$5,349,528 (RMB 34,000,000) by Beijing’s Chaoyang District Market Supervision Administration for selling vehicles that failed to meet emission standards. As the third party, FAW Jilin has not been judged to be liable for joint and several compensations, but as the manufacturer, FAW Jilin may faces the risk of being claimed by the dealer. According to an effective agreement, FAW Group will undertake all compensation for such potential claims. As of the reporting date, and the possibility and amount of contingency cannot be estimated given the current status.

Contractual Disputes relating to FAW Jilin

As of June 30, 2022, there remains contingent claims in litigation in China between other parties and FAW Jilin as a defendant, relating to contractual disputes, which have not been settled and remain in litigation.

Other than the commitments and contingencies disclosed in this discussion and analysis, our consolidated financial statements included elsewhere in this proxy statement/prospectus and the costs related to the transactions described under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information,” we did not have material contractual commitments or contingencies for payments of cash as of the date of this proxy statement/prospectus.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

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Other than the contingencies described above and certain transactions related to the Business Combination described under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information,” we did not have any off-balance sheet arrangements as of the date of this proxy statement/prospectus.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Holding Company Structure

Each of Chijet and Pubco is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In the future we expect that our in-house vehicle manufacturing will be carried out primarily by Baoya and FAW Jilin.

See “Risk Factors —Risks Related to Doing Business in China —The Holding Foreign Companies Accountable Act (“HFCA Act”), together with recent joint statement by the SEC and PCAOB, Nasdaq rule changes, a determination by the PCAOB that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our ability to be listed on U.S. stock exchanges.” for more information on the effect of recent regulation in the United States relating to holding companies and doing business in China.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2020 were increases of 0.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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Seasonality

Demand for new cars in the automotive industry typically are higher in the spring and summer and decline over the winter season, while sales are generally higher during the spring and summer months. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Critical Accounting Policies and Estimates

The application of our accounting policies may require us to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue and expense, and the accompanying disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the estimate was made.

We consider an accounting policy to be a critical estimate if: (1) we must make assumptions that were uncertain when the judgment was made, and (2) changes in the relevant estimate or assumptions, or selection of a different estimate methodology, could have a significant impact on our financial position or the results that we report in our combined financial statements.

We believe that our estimates, assumptions, and judgments are reasonable in that they were based on information available when the estimates, assumptions and judgments were made. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from those implied by our assumptions and estimates.

On an ongoing basis, management evaluates its estimates, including those related to Impairment assessment, Retirement benefit obligation, commitment and contingencies related to contracts dispute, revenue recognition and warrants. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from the results implied by these estimates and judgments under different assumptions or conditions.

Impairment assessments

Impairment assessments consist primarily of property and equipment, land use right, intangible assets, and goodwill, acquired in business acquisition or invested for future operation, and inventory purchased for operation. Property and equipment, land use right, amortizable identified intangible assets are assigned useful lives ranging from 1 to 40 years. Indefinite-lived intangible assets and goodwill are not amortized.

Impairment of the Company’s long-lived assets were assessed using both qualitative and quantitative analysis, or whenever events or circumstances change that indicate the carrying value of such long-lived assets may not be recoverable.

Impairment of inventories were assessed using quantitative analysis whenever events or circumstances change that indicate excess or obsolete inventories, or when the carrying value of inventory exceeds the net amount realize value.

Nature of estimated required.

Management has to estimate the useful lives of the Company’s long-lived assets. In regard to the Company’s impairment analysis of long lived asset, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expenses.

Management has to estimate the demand for current and future, and estimated the selling cost of the Company’s inventory. In regard to the Company’s impairment analysis of inventory, the most significant assumptions include management’s estimate of the annual growth rate used to project future sales.

Assumptions and approach used

For property and equipment, depreciable lives are based on our accounting policy which is intended to mirror the expected useful life of the asset. In determining the estimated useful life of land use right and amortizable intangible assets such as patent and software, we rely on our historical experience in addition to estimates of how long certain assets will generate cash flows. If impairment indicators arise, we then evaluate the potential impairment of property and equipment, land use right and amortizable identifiable intangible assets using an undiscounted future cash flow approach.

When evaluating the potential impairment of non-amortizable indefinite-lived assets and goodwill, the Company first assesses a range of qualitative factors, including but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company’s products and services, market prices, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and the overall financial performance for each of the Company’s reporting units. If after completing this assessment, the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative evaluation is performed using the income approach (discounted cash flow method).

A discounted cash flow methodology requires the estimation of a wide range of factors including but not limited to: (i) forecasting future earnings and cash flows (ii) determining the discount rate applicable to the earnings stream being discounted, and (iii) computing a terminal value at some point in the future. These estimations require significant judgment and include making assumptions such as sales growth rates including the addition of new retail stores, future store profitability, planned capital expenditures, our ability to control costs, the successful implementation of initiatives designed to enhance sales and improve inventory management, gross profit estimates, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company’s products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, working capital requirements, weighted average cost of capital, and current and anticipated operating conditions. The use of different assumptions or estimates for future cash flows could produce different results.

When evaluating the demand for current and future, future selling price, and future selling cost of the Company’s inventory, recent sales experience, aging of inventories and other factors that affect inventory obsolescence were assessed. Under these estimates, if the inventory on hand is in excess of future demand forecast, the excess amounts are written off, and if the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory, the inventory were written down.

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Retirement benefit obligation

The Company has three defined benefits, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method. The following components have been included in the net obligation recognized (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions). These inputs were estimated based on historical data, macroeconomic conditions, and other factors that may affected. The use of different assumptions or estimates for future cash flows could produce different results.

Commitment and contingencies

The Company has capital, parts purchase, and services commitments. Management has to estimate the quantities of parts or tooling that needed to be used in future operation. The most significant assumptions include management’s estimate of the annual growth rate used to project future sales and expense. When evaluating future sales, recent sales experience, aging of inventories and other factors that affect future sales were assessed.

The Company records a contingency liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company has to estimate the probability of loss and amount of loss based on management’s assessment. The use of different assumptions or estimates from the management could produce different results.

Revenue recognition

We recognized revenue when the performance obligation is satisfied, which is the point at which control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods and services.

We generate revenue mainly from the sale of vehicle, vehicle parts and accessories, and immaterial promises. The Company recognizes revenue when vehicle, parts and access were delivered to the customer, and when shipping and handling activities were performed.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers. The limited warranty is not considered to be a separate performance obligation.

Nature of estimated required.

The Company estimates the standalone selling price for vehicle sale, projected costs to repair or replace items under warranties and recalls, and the stand-alone fair value of the promise. The most significant assumptions include management’s estimate of the nature, frequency, and costs of future performance obligation.

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Assumptions and approach used

When evaluating the nature, frequency, and costs of future performance obligation by taking into account historical data, macroeconomic conditions, and other factors were assessed.

Warrants

The Company issued warrants for services rendered. The warrants were classified as equity. The Company estimates the fair value of the warrants by using Black-Scholes Option Pricing model which is based on the value of the underlying ordinary share at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary share.

The volatility was estimated based on historical volatility of the publicly traded peer companies. Expected dividend yield is based on the fact that Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of an award grant for time periods approximately equal to the expected term of award.

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 3 “Recent Accounting Pronouncements” to our consolidated financial statements for the six months ended June 30, 2022 included in this proxy statement/prospectus.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, and reviews of our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that have been identified relate to (i) lack of sufficient internal capabilities and resources with relevant experience, skills and knowledge in accounting and financial reporting under the requirements of U.S. GAAP and rules set forth by the SEC to prepare financial statements and related footnote disclosures in accordance with U.S. GAAP, and (ii) lack of regular reconciliations with third- party suppliers and customers, which increases the risk of inaccurate financial reporting because transactions could be improperly recorded and the misstatements might not be identified and corrected on a timely basis.

To remedy identified material weaknesses, we have implemented, and plan to continue to implement, several measures, including, among others:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;
●	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements;
●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements;
●	hiring additional competent and qualified accounting and reporting personnel to reconciliate with customers regularly.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Risk Factors —Risks Related to Chijet’s Business and Industry — If Chijet fails to implement and maintain an effective system of internal controls over financial reporting, it may be unable to accurately report its results of operations, meet reporting obligations or prevent fraud. As a result, Pubco’s security holders could lose confidence in its financial and other public reporting, which would harm its business and trading price of Pubco securities.

Chijet is an “emerging growth company,” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Pubco is an emerging growth company. As such, Pubco will be eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Pubco will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Pubco Ordinary Shares were offered in connection with the closing of the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

Quantitative and Qualitative Disclosures about Market Risks

Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s oversea financing activities in future are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Interest Rates Risk

We incur risk arising from the fluctuation of interest rates relating to interest income from interest-bearing assets such as cash and cash-equivalent assets that bear variable interest rates.

Credit Risk

Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivable based on the agreed terms and the financial assets at amortized cost. We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits. With respect to our customers, our local entities are responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our Board.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

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MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of Pubco following the closing of the Business Combination.

Name	Age	Position
Executive Officers
Mu Hongwei	51	Chief Executive Officer, Founder and Director
Zhang Jiannong	58	Founder and Director
Wu Lichun	59	Founder and Director
Wang Qingjun	57	Founder and Advisory Board Member
Liu Shengwang	60	Chief Financial Officer
Wang Xiangyin.	59	Chief Operating Officer
Fang Jun	51	Chief Commercial Officer
Li Na	41	Senior Vice President
Wang Xinjian	38	Secretary of the Board
Non-Employee Directors
Simon Pang	66	Director
Wen Li	56	Director
John Chiang	60	Director
Ying Liu	47	Director

(1)	Member of the audit committee, effective upon the consummation of the Business Combination.
(2)	Member of the compensation committee, effective upon the consummation of the Business Combination.
(3)	Member of the nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Chijet has designated Mu Hongwei, Zhang Jiannong, Wu Lichun, Simon Pang, Wen Li and John Chiang and JWAC has appointed Wu Lichun and Ying Liu to serve on the board of directors of Pubco. For more information on the new directors and management of Pubco, see “Management of Pubco After the Business Combination.”

Executive Officers

Wang Xiangyin COO

Dr. Xiangyin Wang has been the president of Shandong Baoya New Energy Vehicle Co., Ltd since September 2020. He is also the executive director of China Market Society (Automobile Marketing Expert Committee), and a special tutor (part-time professor) of Hunan University and Yantai University. He used to be the general manager of China Aerospace Automobile Sanjiang Vehicle Company, the executive deputy general manager of Beiqi Foton Motor Co., Ltd., the president of Huatai Automobile Group, and the co-founder and CEO of Reech Automotive Technology Group Co., Ltd. Dr. Wang holds a master’s degree in mechanical and electronic engineering from Hunan University and a doctor’s degree in vehicle engineering from Hunan University, has more than 30 years’ practice experience in the automobile industry, and is an expert in strategy, management and marketing in the field of commercial vehicles and passenger cars. He has profound experience in automobile R&D, supply chain, intelligent manufacturing and global marketing, and has led the top-level design, strategic planning and overall operation management of many well-known automobile enterprises in China. He has led Beiqi Foton marketing team to win the top sales of commercial vehicles in China for six years.

Shengwang Liu CFO

Mr. Shengwang Liu has served as deputy chief accountant of Shandong Baoya New Energy Vehicle Co., Ltd since May 2020, deputy general manager and financial controller of FAW Jilin Automobile Co., Ltd. Mr. Liu has been in finance for nearly 40 years, and has been financial officer of medium and large manufacturing enterprises. He is a senior corporate manager, familiar with investment and capital operation, financial management, and is good at financial control and risk management. Mr. Liu obtained his bachelor’s degree in industrial accounting from Zhongnan University of Economics and Law, and has been awarded the certificates of international registered senior accountant, senior manager, senior credit manager and enterprise management consultant, and was awarded the title of “China’s Financial Value Leader” in Anhui Province in 2012.

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Wang Qingjun

Mr. Wang Qingjun is the founder, shareholder and director of Shandong Baoya New Energy Vehicle Co., Ltd.. He once served as one of the main founders of many science and technology companies, bachelor’s degree. He has a deep understanding and operational experience of enterprise “innovation”, and is good at grafting and integration of technological innovation and market convergence. He is currently a member of the Board of Directors of Shandong University of Technology and an inventor of several Chinese patented technologies.

Fang Jun CCO

Mr. Fang Jun, MBA of Zhejiang University and senior engineer, has been the CEO of Baoya Group since November 2019. Mr. Fang Jun has been engaged in auto business for nearly 30 years, and has studied commercial vehicle manufacturing technology and quality management system in Neoplan, MAN and Benz in Germany; manufacturing technology, process planning and enterprise management of passenger cars in Proton in Malaysia and LOTUS in Britain; and pure electric bus system technology in KP and SIEMENS in Germany. He has been the chief quality engineer, chief engineer and executive general manager of the automobile group company; He is a senior marketing expert and resource management expert in the automotive industry, and has rich experience in manufacturing asset management, sales management, public relations management, and overall operation management of the vehicle factory; He was awarded the title of Excellent Entrepreneur of Jinan City, Shandong Province, and Director of the World Chinese Union General in 2007.

Li Na SVP

Ms. Li Na has been working in Baoya Group since October 2010. As a founding senior employee of the company, she has successively held the posts of Deputy General Manager and General Manager of Human Resources Center of Baoya Group, General Manager of Sales Company and Vice President of the Group.

Ms. Li Na has been in the industry for nearly 20 years. She is familiar with the operation and management of automobile OEMs. She has a wide range of connections in the industry, superb professional brand marketing and marketing capabilities, and rich experience in the automobile sales industry; She was awarded the title of “Jinan Municipal Model Worker”.

Wang Xinjian Secretary of the Board

Mr. Wang Xinjian joined Baoya Group in December 2014 and has been serving as the assistant to the Chairman of the Board Office of Baoya Group. Mr. Wang Xinjian is a bachelor’s degree in mechanical engineering and automation of Jinan University, and an intermediate engineer. He used to be the project manager and CTO assistant of QINGQI; He has rich experience in product research and development and project management, strong work coordination and organization ability, decent professional ethics and clear-up stand.

Directors

Mu Hongwei

Mr. Mu Hongwei is the founder, shareholder and chairman of Shandong Baoya New Energy Vehicle Co., Ltd. Mr.Mu graduated from Shandong University with a bachelor’s degree in Chemistry, and worked in Shandong Academy of Sciences from 1993 to 1998 with five years’ experience in electrochemical research and management. He used to be the representative of Australia Situ Company in China, the director of Shandong Aosuo Management Consulting Co., Ltd and the chairman of Shanghai Aosuo Investment Co., Ltd.. Mr. Mu has rich experience ,nearly 30 years, in capital operation, management, sales and international business development in new energy vehicles, biotechnology and enterprise management consulting. Mr. Mu is an engineering and technical expert of Shandong Science and Technology Commission, a leader of new energy vehicles in Shandong Province, an electrochemical expert and an economist.

Zhang Jiannong

Mr. Zhang Jiannong is the shareholder and director of Shandong Baoya New Energy Vehicle Co., Ltd from October 2010 and has served as the legal representative since December 2013. Mr. Zhang graduated from Jinan University with a bachelor’s degree in Physics, taught at Jinan No. 34 Middle School (Yanshan Middle School) from September 1983 to July 1993, and served as executive vice president of Shandong Sanzhu Pharmaceutical Group Co. Mr. Zhang has rich experience in comprehensive operation and management of new energy vehicle, and has vision and keen insight into the development trend of new energy vehicle. As an expert in management and Confucianism, he authored “Soul and Wealth”、”Three Primary Colors of Confucius” with in-depth research and unique insight.

Wu Lichun

Mr. Wu Lichun is the founder, shareholder and director of Shandong Baoya New Energy Vehicle Co., Ltd., with dual master’s degrees from Huazhong University of Science and Technology and Tsinghua University respectively. He is of Canadian nationality, and currently serves as the chairman of Euroamer Kaiwan Technology Company Limited, Chairman of Shandong University of Engineering and Vocational Technology, Vice President of China Overseas Chinese Businessmen Federation, with rich experience in enterprise operation and management and a sense of social responsibility.

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Non-Employee Directors

Simon Pang

Mr. Simon Pang is the Executive Vice President / Co-Founder of Royal Business Bank (founded in 2008) and serves as the President of the US-Sino Friendship Association.

After completing high school in Singapore, Pang furthered his studies at California State University receiving a bachelor’s degree in Business Administration. Pang’s banking career began immediately after graduation in 1982 and now has 38 years of experience. Prior to joining Royal Business Bank 皇佳商业银行 as an Executive Vice President in 2008, Pang was Head of Commercial Lending. From 2000 to 2008, he was a SVP/Commercial and International Banking Manager at United Commercial Bank 联合银行. His international experience has included employment with various banks in Asia, including – International Loan Officer at Bank of America’s Singapore Branch from 1981-1984; Corporate Banking Loan Officer with Standard Chartered Bank from 1984 to 1986; and Manager, Singapore United Overseas Bank Xiamen Branch 新加坡大华银行厦门 from 1986-1989. From 1989-1992, Pang was Vice President/Senior Loan Officer for Lippo Bank 印尼力宝集团 and from 1992-1994 for Guaranty Bank of California 印尼中亜银 行. From 1994-1997, Pang was Vice President/Trade Finance Manager at Tokai Bank of California 加卅东海银行 and from 1997-2000 as a First Vice President for Imperial Bank 加卅帝国银行. In 2013 and 2016, Pang was invited to join the California Trade Delegation to China led by California Governor Jerry Brown. In 2013, Pang was appointed by the Governor to serve on the Advisory Board of US China Trade and Investment Committee.

Wen Li

Mr. Li is currently the President of AATC, a company providing technical insights to customers. He has extensive program and project development experiences in the alternative energy industry. From November 2014 until October 2020, he served as the Chief Scientist of Tianneng Power International. From April 2007 to October 2014, he served as the Senior Research Staff Member of HRL Laboratories LLC, a subsidiary of General Motors and Boeing. From January 2002 to April 2007, he was the Senior Principal Scientist and Fuel Cell & H2 Storage Project Lead at Toyota Technology Center, USA. From July 2002 to December 2001, he was a postdoctoral Research Associate at the University of Notre Dame. From November 1997 to June 2000, Mr. Li was a postdoctoral Research Associate at California Institute of Technology. Mr. Li received his Ph.D. in Environmental Chemistry and Engineering from Tokyo Institute of Technology and his M.S. and B.S. degree in Chemical Engineering from Tianjin University. We believe Mr. Li is well qualified to serve as a director due to his extensive laboratory experience and technical knowledge related to batteries and fuel cell.

John Chiang

Mr. John Chiang serves as a member of the Board of Directors of Apollo Medical Holdings (Nasdaq: AMEH). In addition. he serves on the corporate advisory boards of Faraday Future (Nasdaq: FFIE), Pasadena Private Finance, Adept and Calyx Peak. From 2015-2018, John Chiang served as California’s 33rd State Treasurer. As the state’s treasurer, he oversaw trillions of dollars in annual transactions, managed a $75 billion investment portfolio and was the nation’s largest issuer of municipal bonds. He spearheaded efforts to increase financing of housing, stand up the CalSavers program and further advance green bonds. Prior to being elected Treasurer, Mr. Chiang served as State Controller for California from 2007-2014. As a CalPERS and CalSTRS Trustee in 2008, Chiang led the movement to have the nation’s two largest public defined benefit plans advocate for greater diversity of corporate boards. In 1998, he was elected to California’s Board of Equalization and served two terms, including three years as chair. Mr. Chiang serves as Co-Chair of California Forward,Treasurer of California State Guard Foundation,Treasurer of Committee of 100, a member of Board of Councilors of the USC Sol Price School of Public Policy, and an advisory board member of the Robert T. Matsui Center at the University of California Berkeley Institute of Governmental Studies. Mr. Chiang served as an Aspen Institute Rodel Fellow, Hunt-Kean Leadership Fellow and University of Southern California Center for the Political Future Fellow. He has appeared in articles in the Wall Street Journal, New York Times, Los Angeles Times and San Francisco Chronicle and spoken on CNBC, Fox Business, Bloomberg and numerous state and local media outlets. Mr. Chiang graduated with honors from the University of South Florida with a degree in finance and received his law degree from the Georgetown University Law Center.

Ying Liu

Ms. Liu, 47 years old, has served as Chief Operating Officer since August 2022 and Chief Financial Officer since November 2021 at Wish, a Nasdaq traded public company based in San Francisco, US. She previously served as Chief Financial Officer and Senior Vice President of Shutterfly, Inc., from April 2020 to November 2021, where she played a critical role in helping Shutterfly navigate the pandemic, while transforming the business to achieve accelerated topline growth and EBITDA improvement. Prior to joining Shutterfly, Ms. Liu served as CFO and SVP at the printing and imaging solution company, Lexmark International, from July 2017 to April 2020 and had previously been VP of Finance, Enterprise BG at the global information and technology company, Huawei Technology Inc. Prior to Huawei, Ms. Liu spent eight years at Cisco Systems, Inc. where she held a number of senior finance positions. Earlier in her career, Ms. Liu held finance positions with Deloitte Financial Advisory Services, Goldman Sachs, and Deloitte & Touche LLP. She began her career at China Merchants Bank in Shanghai, China. Ms. Liu sits on the board of directors of Expensify, an expense management software company. Ms. Liu holds an M.B.A from the University of Washington and a B.A. from the Shanghai University of Finance and Economics. She is a chartered financial analyst and a certified public accountant.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

Following the Business Combination, there will be no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

Corporate Governance Practices and Foreign Private Issuer Status

Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pubco’s securities. Accordingly, after the Business Combination, if you continue to hold Pubco’s securities, you may receive less or different information about Pubco than you currently receive about JWAC.

In addition, as a “foreign private issuer”, Pubco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Pubco currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Pubco that it does follow, Pubco cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Pubco to follow its home country practice. Unlike the requirements of Nasdaq, Pubco is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is Pubco required to have a compensation committee, a nominating or a corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of Ordinary Shares.

Pubco also intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings and with respect to Nasdaq shareholder approval rules. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting, pursuant to the Proposed Charter to be effective upon the closing of the Business Combination, the quorum required for a general meeting will consist of at least two shareholders present in person or by proxy who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, Pubco qualifies as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of Pubco Ordinary Shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

Upon the completion of the Business Combination, Pubco will be a “controlled company” as defined under the rules of Nasdaq, because Alan Nan WU will be able to exercise 74.35% of the aggregate voting power of Pubco’ total issued and outstanding shares (assuming no JWAC Common Stock is redeemed as described in this proxy statement/prospectus). Under the rules of Nasdaq, a “controlled company” may elect not to comply with certain corporate governance requirements. As a result, Pubco’ shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed non-controlled companies for practices to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

As a result of the Pubco Ordinary Shares being listed on Nasdaq following consummation of the Business Combination, Pubco will adhere to the rules of Nasdaq in determining whether a director is independent. The board of directors of Pubco has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Upon consummation of the Business Combination, Mr. Mu Hongwei will be appointed as Chairman of the Board and Chief Executive Officer of Pubco.

Meetings and Committees of the Board of Directors

Upon consummation of the Business Combination, Pubco will establish a separately standing audit committee, compensation committee, and nominating and corporate governance committee (which we refer to as the “nominating committee”).

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Audit Committee Information

Effective upon consummation of the Business Combination, Pubco will establish an audit committee comprised of independent directors. It is expected that the audit committee will initially consist of Wang Qingjun, Simon Pang, Ying Liu. Each of the members of the audit committee will be independent under the applicable Nasdaq listing standards. The audit committee will have a written charter. The purpose of the audit committee will be, among other things, to appoint, retain, set compensation of, and supervise Pubco’s independent accountants, review the results and scope of the audit and other accounting related services and review Pubco’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Pubco will be required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Simon Pang will serve as a financial expert on the audit committee.

Compensation Committee Information

Effective upon consummation of the Business Combination, the board of directors of Pubco will establish a compensation committee. It is expected that the compensation committee will initially consist of Zhang Jiannong, Wu Lichun, John Chiang. The compensation committee will have a written charter. The purpose of the compensation committee will be to review and approve compensation paid to Pubco’s officers and directors and to administer Pubco’s incentive compensation plans, if any, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Combined Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below Board level.

Nominating Committee

Following the closing of the Business Combination, Pubco’s nominating committee will consist of Wu Lichun, Zhang Jiannong, Wen Li and be responsible, among other things, for:

●	select the director slate (or recommend the slate to the full board of directors);
●	oversee board governance;
●	develop board meeting procedures; and
●	evaluate the effectiveness of board.

Corporate Governance Practices

As a foreign private issuer, Pubco may generally follow home country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq Listing Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

Pubco intends to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

●	Executive Sessions. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules requiring Pubco’s independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. Pubco will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

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●	Proxy Statements. We will not be required to and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the provision of proxy statements for general meetings of shareholders. Pubco will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●	Shareholder Approval. Pubco will not be required to and, in reliance on home country practice, it does not intend to, comply with certain Nasdaq rules regarding shareholder approval for certain issuances of securities under Nasdaq Rule 5635. In accordance with the provisions of Pubco’s Amended and Restated Memorandum and Articles of Association, Pubco’s board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

Chijet Motors 2023 Incentive Plan

Simultaneously with, or immediately prior to, the closing of the Business Combination, and effective as of the closing date of the Business Combination, Pubco’s board of directors and its shareholders will approve and adopt the Chijet Motors 2023 Incentive Plan, which according to the Business Combination Agreement will reserve for grant a number of Pubco Ordinary Shares equal to 5% of the number of issued and outstanding Pubco ordinary shares immediately after the closing of the Business Combination.4

Director Compensation

Following the consummation of the Business Combination, Pubco intends to adopt a board of directors’ compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward directors who contribute to the long-term success of Pubco. That compensation program is expected to consist of, for each director of Pubco, as follows: Independent directors receive $50,000 per year in compensation and $50,000 in market value of company stock, and executive directors receive $100,000 per year in compensation and $100,000 in market value of company stock.

Post-Business Combination Executive Compensation

Following the consummation of the Business Combination, the Compensation Committee of Pubco may develop an executive compensation program that is designed to align compensation with Pubco’ business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the Compensation Committee.

4To discuss with Chijet.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

JWAC’s Related Person Transactions

Founder Shares

On September 20, 2021, the Sponsor purchased 2,875,000 shares of JWAC’s Class B Common Stock for an aggregate purchase price of $50,000.

In December 2021, JWAC effected a 0.2 for 1 stock dividend for each share of Class B Common Stock outstanding (which was accounted for as a stock split) of 575,000 shares of Class B Common Stock, which resulted in an aggregate of 3,450,000 shares of Class B common stock outstanding. The Founder Shares include an aggregate of up to 450,000 shares of Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of JWAC’s issued and outstanding shares upon the completion of the IPO. On December 9, 2021, the Underwriter exercised the over-allotment option in full. As a result, no Founder Shares is subject to for forfeiture.

Private Placement

Concurrently with the closing of the IPO, the Sponsor and the underwriters purchased an aggregate of 629,000 private placement units, generating gross proceeds of $6,290,000 in aggregate in a private placement. Each private placement unit consisted of one share of Class A common stock and one right. Each right underlying the private placement unit (the “Private Placement Right”) entitles the holder to receive one-eighth of one share of JWAC Class A Common Stock at the closing of a business combination. The proceeds from the sale of the private placement units were added to the net proceeds from the IPO held in the Trust Account. If the Company does not complete a business combination before March 9, 2023 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the JWAC Certificate of Incorporation or amendment to such certificate), the proceeds from the sale of the private placement units will be used to fund the redemption of the public shares (subject to the requirements of applicable law), and the private placements units and all underlying securities will expire worthless.

Executive Compensation

The Company’s Chief Financial Officer receives $5,000 in cash per month as compensation for his services, commencing December 9, 2021.

Sponsor Note Payable

As of September 30, 2021, the Company had a loan payable to the Sponsor in amount of $371,650 with zero interest (the “Loan”). The Loan is unsecured. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Company, be obligated personally for any obligations or liabilities of the Loan. The proceeds of the Loan are used to pay a portion of the offering expenses of the IPO. These amounts will be repaid upon completion of an initial business combination. On December 17, 2021, the balance was repaid in full and no other amounts were taken on the note.

JWAC’s Related Person Transactions Policy and Procedure

JWAC’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) JWAC or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 4% beneficial owner of JWAC Common Stock, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

JWAC’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent JWAC enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to JWAC than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. JWAC also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, if such related party transaction were to occur, JWAC has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, officers or directors of JWAC unless JWAC has obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view..

Chijet’s Related Person Transactions

The principal related parties with which the Company had transactions during the six months period ended June 30, 2022 and year ended December 31, 2021 are as follows:

(a)	Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Affiliate
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate
Zhang Jiannong	Shareholder
Jinan Tangqing Investment Co., Ltd.	Principal owner (Disposed on September 1, 2021)
Mu Hongwei	Principal Owner/Director
Wang Qingjun	Shareholder
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Qingjian Group Co., Ltd.	Affiliate of non-controlling interest shareholder

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(b)	The following table consists of the total amount of transactions that have been entered into with related parties:

i)	Balance Sheets

	As of June 30, 2022						As of December 31, 2021
	US$’000						US$’000
	Accounts receivable	Prepaid Expense	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties	Accounts receivable	Prepaid Expense	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	121	-	45	-	-	-	763	-	634	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	153	1,825	-	2,459	-	-	-	1,500	-	2,293	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	128,973	-	-	-	-	-	132,080

Shareholder
Zhang Jiannong	-	-	-	-	-	677	-	-	-	-	-	713

Principal owner (Disposed on September 1, 2021)
Jinan Tangqing Investment Co., Ltd.	-	-	-	-	-	1,741	-	-	-	-	-	1,835

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	251	-	-	-	-	-	264

Shareholder
Wang Qingjun	-	-	-	-	-	295	-	-	-	-	-	311

Non-controlling interest shareholder
China FAW Co., Ltd.	115	-	67,500	687	61	-	-	-	76,271	724	65	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	5,747	-	-	-	-	-	5,926

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	397	-	669	-	-	-	418	-	705
China FAW Group Co., Ltd.	-	-	-	-	-	26,723	-	-	-	-	-	28,155
China FAW Group Import & Export Co., Ltd.	-	1,038	-	88	40	27	21	1,076	-	76	796	29
China FAW Technology Center	2	-	-	-	-	-	8	-	-	-	-	-
FAW Bestune Car Co., Ltd.	718	-	-	505	-	-	-	-	-	597	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	804	-	-	-	-	-	847	-
FAW Finance Co., Ltd.	-	-	75	-	-	182,251	-	-	45	-	-	188,452
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,880	-	97	-	-	-	3,035	-	102
FAW Logistics Co., Ltd.	-	-	-	2,947	-	-	-	-	-	3,105	-	-
FAW Mould Manufacturing Co., Ltd.	-	10	-	42,842	-	-	-	11	-	45,138	-	-
FAW-Volkswagen Automobile Co., Ltd.	93	-	-	-	-	-	71	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	34	-	-	3,355	25	-	278	-	-	3,535	-	-
Qiming Information Technology Co., Ltd.	-	-	-	895	-	717	-	-	-	943	-	939
Qingjian Group Co., Ltd.	-	-	-	813	-	45	-	-	-	857	-	-

Other	1	885	20	273	84	4	30	504	52	301	88	71

Total	1,116	3,879	67,595	58,186	1,014	348,217	408	3,854	76,368	61,656	1,796	359,582

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ii)	Operations

	For the three months ended June 30, 2022				For the three months ended June 30, 2021
	US$’000				US$’000
	Sales of goods	Purchase of goods	Interest Expense	Other Income	Sales of goods	Purchase of goods	Interest Expense	Other Income
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	579	-	-	-	262	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	22	43	-	-	58	814	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	3,728	-	-	-	4,717	-

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	126	-	-	-	102	-

Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	1,745	-	-	-	1,558	179	-	-
China FAW Technology Center	284	-	-	-	397	-	-	-
FAW Bestune Car Co., Ltd.	1,089	164	-	-	4,583	1,472	-	-
FAW Finance Co., Ltd.	-	-	3,494	-	-	-	3,712	-
FAW-Volkswagen Automobile Co., Ltd.	167	-	-	-	98	-	-	-

Other	105	-	-	-	4	629	-	-

Total	3,412	786	7,348	-	6,698	3,356	8,531	-

(c)	The following table consists of the financing that have been entered into with related parties:

	June 30, 2022	December 31, 2021
	US$’000	US$’000
Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	110,509	116,431

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	5,037	5,307

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	171,956	181,171

Total	287,502	302,909

During the six months ended June 30, 2022 and year ended December 31, 2021, Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. The loans mature on December 9, 2023. Pursuant to the loan agreements, if Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. For the six months ended June 30, 2022 and year ended December 31, 2021, the principal amount converted to government subsidies were nil and US$55,788,870 (RMB 360,000,000).

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During the six months ended June 30, 2022 and year ended December 31, 2021, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans are bearing rates between 3.915% and 4.75%, respectively. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$44,379,480 (RMB 287,867,500) each for the remaining principal balance. The carrying amount of buildings pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$40,399,929 and US$44,509,532, respectively. In addition, the carrying amount of machinery and equipment pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$52,774,355 and US$70,938,402, respectively.

Related Person Transactions Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the Pubco Board will adopt a written Related Person Transactions Policy that sets forth Pubco’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of Pubco’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Pubco or any of its subsidiaries are participants involving an amount that exceeds $     , in which any “related person” has a material interest.

Transactions involving compensation for services provided to Pubco as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of Pubco’s voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of Pubco’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to Pubco’s audit committee (or, where review by Pubco’s audit committee would be inappropriate, to another independent body of the Pubco Board) for review. To identify related person transactions in advance, Pubco will rely on information supplied by Pubco’s executive officers, directors and certain significant unitholders. In considering related person transactions, Pubco’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the potential conflicts with the interests of Pubco;

●	the risks, costs, and benefits to Pubco;

●	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the terms of the transaction;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties.

Pubco’s audit committee will approve only those transactions that it determines are fair to us and in Pubco’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

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DESCRIPTION OF SECURITIES OF THE COMBINED COMPANY

The following description of the material terms of Pubco’s ordinary shares following the Business Combination includes a summary of specified provisions of the amended and restated memorandum and articles of association of Pubco that will be in effect upon such time that the Business Combination has been completed. Such amended and restated memorandum and articles of association of Pubco are attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part of and incorporated herein by reference. You are encouraged to read the relevant provisions of the Cayman Islands Companies Act and Pubco’s amended and restated memorandum and articles of association as they relate to the following summary.

Authorized Share Capital

Pubco’s share capital is $50,000 divided into 499,000,000 ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each. The board of directors of Pubco is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

As of the close of business on October 31, 2022, Pubco had one ordinary share issued and outstanding and no preferred shares issued and outstanding. Upon the completion of the Business Combination, assuming no redemptions, Pubco will issue approximately 183,391,795 Pubco Ordinary Shares in connection with the Business Combination and the pre-existing one ordinary share issued and outstanding prior to the Business Combination will be automatically surrendered and cancelled.

Ordinary Shares

General

All of Pubco’s issued and outstanding ordinary shares will be issued credited as fully paid and non-assessable. Pubco’s ordinary shares are issued in registered form, and are issued when registered in Pubco’s register of members. Pubco’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of Pubco’s ordinary shares are entitled to such dividends as may be declared by Pubco’s board of directors, subject to Cayman Islands law, the Cayman Islands Companies Act and the amended and restated memorandum and articles of association of Pubco. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may Pubco pay a dividend if this would result in Pubco being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, Pubco must keep a register of members and there will be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;
●	whether voting rights are attached to the share in issue;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon closing, the register of members will be immediately updated to reflect the issue of shares by Pubco. Once Pubco’s register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of Pubco’s ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of Pubco’s board of directors or by any one or more shareholders holding at least one-eighth of the votes attaching to the issued and outstanding ordinary shares in Pubco entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in Pubco entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Cayman Islands Companies Act or Pubco’s amended and restated memorandum and articles of association, Pubco expects to hold shareholders’ meetings annually and such meetings may be convened by Pubco’s board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 percent in par value of Pubco’s issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the Board or the President of the Company. Advance notice of at least 10 days is required for the convening of Pubco’s annual general meeting and other general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of Pubco, as permitted by the Cayman Islands Companies Act and the amended and restated memorandum and articles of association of Pubco. A special resolution will be required for important matters such as change of name or making further changes to the amended and restated memorandum and articles of association of Pubco.

Transfer of Ordinary Shares

Subject to the restrictions of Pubco’s amended and restated memorandum and articles of association, as applicable, any of Pubco’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Pubco’s board of directors.

Pubco’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Pubco has a lien. Pubco’s directors may also decline to register any transfer of any ordinary share unless:

● the instrument of transfer is lodged with Pubco, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as Pubco’s board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of ordinary shares;

● the instrument of transfer is properly stamped, if required;

● in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

● the ordinary shares transferred are free of any lien in favor of Pubco.

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If Pubco’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Pubco’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

On a winding up of Pubco, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise. If Pubco’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Pubco’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Pubco may issue shares on terms that are subject to redemption, at Pubco’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by Pubco’s board of directors or by a special resolution of Pubco’s shareholders. Pubco may also repurchase any of its shares provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its amended and restated memorandum and articles of association. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of Pubco’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if Pubco can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, Pubco may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Islands Companies Act, the amended and restated memorandum and articles of association and Cayman Islands law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of Pubco’s ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of Pubco’s list of shareholders or its corporate records. However, Pubco will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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Changes in Capital

Pubco may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
●	sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the amended and restated memorandum and articles of association; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Act and confirmation by the Grand Court of the Cayman Islands on an application by Pubco for an order confirming such reduction, Pubco may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Preferred Shares

Pubco’s amended and restated memorandum and articles of association authorizes Pubco’s board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Pubco’s amended and restated memorandum and articles of association authorizes Pubco’s board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Pubco’s board of directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

Pubco is an exempted company with limited liability under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Taxation

The following summary of certain Cayman Islands tax consequences of an investment in Pubco’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Pubco’s ordinary shares, such as the tax consequences under other tax laws.

Prospective investors should consult their advisors on the possible tax consequences of investing in Pubco’s ordinary shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in Pubco’s ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of Pubco’s ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Pubco’s ordinary shares nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Pubco’s ordinary shares or on an instrument of transfer in respect of such shares.

Pubco has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Chijet Motor Company Ltd (the “Company”):

1. That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2. In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1 On or in respect of the shares, debentures or other obligations of the Company; or

2.2 by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

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Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

Pubco has certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which Pubco is subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, Pubco will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

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How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;
b)	where this is necessary for compliance with a legal and regulatory obligation to which Pubco is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Pubco wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), Pubco will contact you.

Why We May Transfer Your Personal Data

In certain circumstances Pubco may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Anti-Takeover Provisions

Some provisions of Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring or discouraging another party from acquiring control of Pubco. Pubco’s Amended and Restated Memorandum and Articles of Association provide for a classified board of directors with three-year staggered terms as well as restrictions requiring the holders of shares together carrying at least one-third of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. As a matter of Cayman Islands law, any resolutions in writing must be passed unanimously.

These provisions of Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual general meeting or an extraordinary general meeting called by Pubco’s board of directors or on the requisition of the holders of shares carrying at least one-third of the rights to vote at a shareholder meeting of Pubco, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Pubco’s Amended and Restated Memorandum and Articles of Association require an ordinary resolution to remove any director. Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent Pubco’s existing shareholders from effecting a change of management of Pubco and removing the provisions in Pubco’s constitutional documents that may have an anti-takeover effect. See the section entitled “Beneficial Ownership of Securities — Comparison of Corporate Governance and Shareholder Rights.”

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Representative Warrant

Upon the closing of the IPO, JWAC issued to I-Bankers a five-year warrant to purchase 414,000 shares of JWAC Class A Common Stock, equal to 3.0% of the shares issued in the IPO (“Representative Warrants”). The exercise price of Representative Warrants is $12.00 per share. The Representative Warrants shall be exercisable, in whole or in part, for cash or on a cashless basis, commencing the later of December 9, 2022 and the Closing of the Business Combination and terminating on December 9, 2026.

The Representative Warrants grants to its holders demand and “piggy back” registration rights for periods of five and seven years from December 9, 2021. JWAC will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or JWAC’s recapitalization, reorganization, merger or consolidation.

Upon completion of the Business Combination, all of the Representative Warrant will be exchanged for a substantially similar warrant to purchase an equal number of Pubco Ordinary Shares on the same terms and conditions as the original warrant, exercisable at $2.00 per share for five years.

GT Warrant

Upon completion of the Business Combination, all of GT Warrant will be exchanged for a substantially similar warrant to purchase an equal number of Pubco Ordinary Shares on the same terms and conditions as the original warrant, exercisable at $2.00 per share for five years.

Transfer Agent

The transfer agent and registrar for Pubco’s ordinary shares is expected to be American Stock Transfer & Trust Company, LLC.

282

DESCRIPTION OF THE CVRS

The following is a summary of the material terms and conditions of the CVRs, which will be governed by the BCA and a CVR agreement, which will be entered into at or immediately prior to the Closing by Pubco and American Stock Transfer & Trust Company, LLC, or another CVR rights agent appointed prior to the Closing by Chijet and JWAC (the “Rights Agent”). This summary may not contain all the information about the CVRs and the CVR agreement that is important to you, and will be supplemented by amendment to this Registration Statement when the form of the CVR agreement has been agreed upon by the parties.

Overview

Pubco and the Rights Agent, will enter into a CVR agreement, effective as of the Closing, in form and substance reasonably satisfactory to JWAC and Chijet relating to the CVRs, and which we refer to as the CVR Agreement.

Pursuant to the Business Combination Agreement, each holder of any shares of JWAC Common Stock which do not redeem their shares will be entitled to one CVR for each such share held by them at the Effective Time of the Business Combination, which are CVR Eligible JWAC Holders (which exclude the Sponsor and such other persons who hold private shares as described below who have waived their rights to CVRs). For the avoidance of doubt, under the terms of the Business Combination Agreement, shares of JWAC Class B Common Stock and holders of JWAC Rights will not receive any CVRs in the Business Combination, even if they are converted into shares of JWAC Class A Common Stock at or prior to the Closing.

Any Earnout Shares (and Earnings thereon) that are surrendered by the Earnout Participants in accordance with the Business Combination Agreement will be, with respect to Pubco Ordinary Shares, cancelled by Pubco and returned to Pubco’s authorized but unissued share capital (with any other securities or property included within the surrendered Earnout Shares or Earnings being held in reserve by Pubco), and then promptly thereafter reissued by Pubco as newly issued Pubco Ordinary Shares, and other securities or property included within the surrendered Earnout Shares shall be delivered, to the CVR Rights Agent for distribution to the holders of CVRs in accordance with the terms of the Business Combination Agreement and the CVR Agreement. Such newly reissued Pubco Ordinary Shares which are surrendered and other securities or property included within the surrendered Earnout Shares that are delivered to the CVR Rights Agent, we refer to as the “CVR Property”.

Pursuant to the BCA and CVR Agreement, the CVR Property will be distributed by the CVR Rights Agent to the holders of CVRs promptly after the CVR Rights Agent’s receipt of the CVR Property, with the CVR Property (including each type of security or property included in the CVR Property) being allocated among all holders of CVRs pro rata, based on their respective number of CVRs held.

The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Pubco, Chijet or JWAC, or any other constituent company to the Business Combination, or any of their respective affiliates.

283

CVR Provisions

Each CVR will entitle the holder thereof to receive a portion of the CVR Property to compensate the holder in the event the Earnout criteria is not met by the Sellers, which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC Common Stock and Class B Common Stock (including the Sponsor, its transferees and I-Bankers) have waived their rights to receive a CVR relating to those privately placed shares (such eligible holders of JWAC Common Stock to receive CVRs, being the “CVR Eligible JWAC Holders”).

This summary of the CVRs will be supplemented by amendment to this Registration Statement when the form of the CVR agreement has been agreed upon by the parties.

284

COMPARISON OF SHAREHOLDER RIGHTS

General

The following is a summary comparison of the material differences between the rights of JWAC stockholders and the rights that former JWAC stockholders will have as stockholders of Pubco under the Business Combination Agreement and the Proposed Charter effective following the Closing. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq rules. Such rights or obligations generally apply equally to shares of JWAC Common Stock and Pubco Ordinary Shares.

JWAC is incorporated under Delaware law, and both Chijet and Pubco are organized under the law of the Cayman Islands. Following the consummation of the Business Combination, both JWAC and Chijet will become wholly-owned subsidiaries of Pubco which is organized under the laws of the Cayman Islands, and will received Ordinary Shares of Pubco.

Both JWAC and Pubco are companies incorporated under the laws of the State of Delaware, and so both operate under and subject to the DGCL. More details about the rights of Pubco stockholders can be found in the section titled “Description of Securities of Pubco”. This summary is not intended to be a complete discussion of the respective rights of JWAC stockholders and Pubco stockholders and may not contain all of the information that is important to you, but is focused upon the differences that may be considered material to you. This summary is qualified in its entirety by reference to the DGCL and the laws of the Cayman Islands and the governing documents of JWAC and Pubco, which we urge you to read carefully and in their entirety.

JWAC and Pubco urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a JWAC stockholder and the rights of Pubco stockholder.

JWAC has filed its governing documents with the SEC and will send copies of these documents to you, without charge, upon your request. See the section titled “Where You Can Find More Information”. The forms of Proposed Charter, which will be adopted at the Closing, are included as Annex B to this proxy statement/prospectus.

The applicable provisions of the Delaware General Corporation Law (“DGCL”) differ from laws applicable to corporations organized in the Cayman Islands and their shareholders. Set forth below is a summary of certain differences between the provisions of the DGCL and Cayman Islands laws relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Cayman Islands law and the DGCL.

	Delaware	Cayman Islands
Number of Directors	A corporation must have at least one director and the number of directors is fixed by, or in the manner provided in, the bylaws, unless the corporation’s certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate.	Subject to the memorandum and articles of association, the board of directors of a Cayman Islands company may increase the size of the board and fill any vacancies.

Removal of Directors	Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is apart.	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

285

	Delaware	Cayman Islands
Vacancies on the Board of Directors	Vacancies may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	Subject to the memorandum and articles of association, the board of directors have the power to appoint additional directors in order to fill any vacancies.

Annual General Meeting

The annual meeting of stockholders is held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

Under the Cayman Islands law and subject to the articles of association, there is no requirement for a Cayman Islands exempted company to hold an annual general meeting.

General Meeting

General meetings of stockholders may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

Subject to the articles of association, a general meeting of the shareholders of a Cayman Islands exempted company may be called by the directors.

Notice of General Meetings

Written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting, as of the record date for determining the stockholders entitled to notice of the meeting, not less than 10 nor more than 60 days before the date of the meeting.

The notice must state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Subject to a company’s articles of association providing for a longer period, under the Cayman Islands Companies Act, (i) at least five days’ notice has been served on every member; and in default of any regulations as to the persons to summon meetings, three members shall be competent to summon general meetings and any resolutions to be proposed at the meeting.

286

	Delaware	Cayman Islands
Quorum	Unless the articles of incorporation or the bylaws provide otherwise, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.	Subject to the provisions of a company’s articles of association, the Cayman Islands Companies Act provides that three shareholders personally present shall be a quorum at a meeting.

Proxy	At any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.	Under the Cayman Islands Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

	Delaware	Cayman Islands
Preemptive Rights	Stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.	Subject to the provisions of a company’s articles of association, under the Cayman Islands law, shareholders have no preemptive rights to subscribe to additional issues of shares or to any security convertible into such shares.

Authority to Allot	If the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.	Under the Cayman Islands Companies Act and subject to the memorandum and articles of association, the Directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

287

	Delaware	Cayman Islands
Liability of Directors and Officers

A corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

Liability of directors may be limited, except with regard to their own fraud or willful default.

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;
●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
●	any transaction from which the director derives an improper personal benefit.

	Delaware	Cayman Islands
Voting Rights	Unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.	Subject to the articles of association, each shareholder is entitled to one vote for each share held by such shareholder.

	Delaware	Cayman Islands
Shareholder Vote on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for a greater vote, any merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

The Cayman Islands Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

●	the approval of the board of directors; and	●	the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

●	approval by the vote of the holders of a majority of the outstanding shares entitled to vote thereof and, if the certificate of incorporation provides for a separate vote of any class or series of stock, the approval by the holders of a majority of the outstanding shares of such class or series of stock of a corporation entitled to vote on the matter.	●	the approval of the court.

288

	Delaware	Cayman Islands
Standard of Conduct for Directors

Delaware law does not contains specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Shareholder Litigation

A stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must: state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and either (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action, or (ii) or state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

289

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Pubco will have 499,000,000 shares of Pubco Ordinary Shares authorized and, based on assumptions set out elsewhere in this proxy statement/prospectus, up to 183,391,795 shares of Pubco Ordinary Shares issued and outstanding. All of the shares of Pubco Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by Pubco’s “affiliates” or JWAC’s or Chijet’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Pubco Ordinary Shares in the public market could adversely affect prevailing market prices of the Pubco Ordinary Shares. Prior to the Business Combination, there has been no public market for shares of Pubco Ordinary Shares. Pubco intends to apply for listing of the Pubco Ordinary Shares on Nasdaq, but Pubco cannot assure you that a regular trading market will develop in the Pubco Ordinary Shares.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco entered into lock-up agreements (each, a “Lock-Up Agreement”), to become effective as of the Closing, with certain Sellers with respect to the Pubco Ordinary Shares to be received by such Sellers in the Share Exchange (such Seller’s “Exchange Shares”). In such Lock-Up Agreements, such Seller agreed that it will not, during the period commencing from the Closing and ending on the six (6) month anniversary of the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) (the “Lock-Up Period”) (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, solely with respect to 50% of such Exchange Shares, the Lock-Up Period, if not earlier terminated in accordance with the terms of the Lock-Up Agreement, will be deemed to terminate on the date after the Closing on which the closing price of Pubco’s publicly traded Ordinary Shares equals or exceeds $12.50 per share for any 20 days within a 30-day trading period after the Closing. However, each such Seller will be allowed to transfer any of its Exchange Shares by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. The Sellers who sign Lock-Up Agreements will also be permitted to pledge their shares during the Lock-Up Period so long as the pledgee agrees not to exercise its remedies with respect to the Exchange Shares during the Lock-Up Period.

Rule 144

All of Pubco Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those shares of Pubco Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of Pubco and has beneficially owned Pubco’ restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Pubco. Persons who are affiliates of Pubco and have beneficially owned Pubco’ restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding equity shares of the same class which, immediately after the Merger, will equal equity shares; or
●	the average weekly trading volume of Pubco Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Pubco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Pubco.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

290

Pubco is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that Pubco sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by Pubco’s affiliates. Generally, subject to certain limitations, holders of Pubco’s restricted shares who are not affiliates of Pubco or who are affiliates of Pubco by virtue of their status as an officer or director of Pubco may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of Pubco restricted shares by an officer or director who is an affiliate of Pubco solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of Pubco restricted shares who will be an affiliate of Pubco other than by virtue of his or her status as an officer or director of Pubco.

Pubco is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Pubco’s or any of its eligible subsidiaries’ employees, consultants or advisors who purchases equity shares from Pubco in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

The Business Combination Agreement provides that, at or before the Closing, and effective as of the Closing, JWAC, Pubco, the Sellers, and the holders of a majority of the “Registrable Securities” pursuant to the Founder Registration Rights Agreement, will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement will obligate Pubco to register for resale under the Securities Act all or any portion of (i) the Pubco Ordinary Shares received by the Sellers in the Share Exchange (the “Exchange Investor Registrable Securities”), and (ii) the Pubco Ordinary Shares to be received by the Sponsor and certain other founding investors of JWAC in respect of their JWAC founder shares pursuant to the Business Combination Agreement (the “Initial Investor Registrable Securities”, and together with the Exchange Investor Registrable Securities, as well as, in each case, with any warrants, capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “ Registrable Securities”), except that Registrable Securities that are subject to contractual transfer restrictions may not be requested to be registered or registered until the end of the applicable lock-up period.

After the Closing, (i) Sellers holding a majority-in-interest of the Exchange Investor Registrable Securities, or (ii) Initial Investors holding a majority-in-interest of the Initial Investor Registrable Securities, will be entitled under the Amended and Restated Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other holders of Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Amended and Restated Registration Rights Agreement, Pubco shall give notice to the holders of Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, holders of Registrable Securities will be entitled under the Amended and Restated Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time.

Under the Amended and Restated Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

291

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of JWAC Common Stock as of the date of this proxy statement/prospectus (pre-Business Combination) and (ii) the expected beneficial ownership of Pubco Ordinary Shares immediately following the consummation of the Business Combination, by:

●	each person who is known to be the beneficial owner of more than 5% of the outstanding shares of JWAC Common Stock and/or is expected to be the beneficial owner of more than 5% of the outstanding Pubco Ordinary Shares post-Business Combination;

●	each of JWAC’s current executive officers and directors;

●	each person who will become an executive officer or director of Pubco post-Business Combination; and

●	all executive officers and directors of JWAC as a group pre-Business Combination and all executive officers and directors of Pubco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of JWAC Common Stock pre-Business Combination is based on 14,705,000 shares of JWAC Common Stock and 3,450,000 shares of Class B Common Stock, issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of Pubco Ordinary Shares post-Business Combination is based on 177,977,795 Pubco Ordinary Shares issued and outstanding immediately following the closing of the Business Combination.

The ownership percentage set forth below with respect to Pubco includes the shares issuable to holders of Chijet’s Ordinary Shares, including the shares reserved for issuance relating to Earnout Shares. See “Unaudited Pro Forma Condensed consolidated Combined Financial Information” for further information.

Unless otherwise indicated, JWAC and Pubco believe that all that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them.

292

	JWAC Common Stock		JWAC Class B Common Stock (2)
Name of Beneficial Owners (1)	Number of Shares Beneficialy Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Voting Control

JWAC Officers and Directors
Brian John (3)	-	-	-	-	-
Ke Li (4)	-	-	-	-	-
Nancy Torres-Kaufman (5)	-	-	-	-	-
Dr. Robert Allison (5)	-	-	-	-	-
Hans Haywood (5)	-	-	-	-	-
Adele Hogan (5)	-	-	-	-	-
Richard Miller (5)	-	-	-	-	-
All officers, directors and director nominees as a group (seven individuals)	-	-	-	-	-
Five Percent or More Shareholders
Jupiter Wellness Sponsor LLC (6)	396,665	2.70%	2,869,335	83.17%	17.99%
Join Surplus International Ltd (7)	-	-	580,665	16.83%	3.20%
Saba Capital Management, L.P. (8)	999,942	6.80%	-	-	5.51%
Lighthouse Investment Partners, LLC (9)	749,997	5.10%	-	-	4.13%
Yakira Capital Management, Inc. (10)	955,581	6.50%	-	-	5.26%
Weiss Asset Management LP (11)	798,600	5.43%	-	-	4.40%

(1)	Unless otherwise indicated, the business address of each of the following entities or individuals is c/o Jupiter Wellness Acquisition Inc., 1061 E. Indiantown Road, Suite 110, Jupiter, Florida 33477.

(2)	Interests shown consist solely of Founder Shares, classified as JWAC Class B Common Stock. According to JWAC certificate of incorporation, JWAC Class B Common Stock will be converted into JWAC Common Stock and likewise exchanged for the right to receive 3,450,000 Pubco Ordinary Shares (following which exchange all shares of JWAC Common Stock and such shares of Class B Common Stock will be cancelled and cease to exist).

(3)	Excludes 100,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(4)	Excludes 50,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(5)	Excludes 30,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(6)	Represents shares held by Jupiter Wellness Sponsor LLC, our sponsor. Brian John is the managing member of our sponsor and may be deemed to have beneficial ownership of the common stock held directly by our sponsor.

(7)	Represents shares held by Join Surplus International Ltd., a limited liability company incorporated in British Virgin Islands (“Join Surplus”). Mr. Feng Wang, the sole shareholder and director of Join Surplus, may be deemed to beneficially own shares held by Join Surplus and has sole voting and dispositive control over such securities. The principal business address of Join Surplus is Suite 802-804 8/F, Jardine House, 1 Connaught Place, Hong Kong SAR.

(8)	According to the Schedule 13G/A filed with the SEC on February 14, 2022, by Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), and Mr. Boaz R. Weinstein (“Mr. Weinstein”). Saba Capital, Saba GP and Mr. Weinstein may be deemed to have beneficial ownership of these shares. The principal business address of Saba Capital, Saba GP and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174. .

(9)	According to the Schedule 13G/A filed on March 10, 2022 by Lighthouse Investment Partners, LLC (“Lighthouse”), MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”), MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 204”) and MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”). Lighthouse serves as the investment manager of MAP 136, MAP 204 and MAP 214. Because Lighthouse may be deemed to control MAP 136, MAP 204, and MAP 214, as applicable, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein. Each of MAP 136, MAP 204 and MAP 214 are segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. Lighthouse is a Delaware limited liability company. The address of the principal business office of Lighthouse, MAP 136, MAP 204 and MAP 214 are 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410.

(10)	According to a Schedule 13G filed with the SEC on February 9, 2022 by Yakira Capital Management, Inc on behalf of Yakira Partners, L.P., Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio (together, the “Reporting Entities”), beneficial ownership of these securities may be attributed to the Reporting Entities. The address of the business office of each of the Reporting Entities is 1555 Post Road East, Suite 202, Westport, CT 06880.

(11)	According to a Schedule 13G filed on February 11, 2022, Weiss Asset Management LP (“Weiss Asset Management”) is the sole investment manager to a private investment partnership (the “Partnership”) and private investment funds (“Funds”). WAM GP LLC (“WAM GP”) is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP. Shares reported for WAM GP, Andrew M. Weiss, Ph.D. and Weiss Asset Management include shares beneficially owned by the Partnership and the Funds. Each of WAM GP, Weiss Asset Management, and Dr. Weiss disclaims beneficial ownership of the shares reported therein as beneficially owned by each except to the extent of their respective pecuniary interest therein. Each of the WAM GP, Weiss Asset Management and Dr. Weiss share voting and dispositive power over the securities reported above, and each share a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.

293

Security Ownership of Chijet

There are 266,102,827 issued and outstanding ordinary shares of Chijet, which are held by 5 shareholders, and are not publicly traded.

Security Ownership of Certain Beneficial Owners and Management of Pubco

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the Record Date and immediately following consummation of the Business Combination by, assuming a $10.157 Redemption Price and Exchange Consideration of $1,600,000,000, which does not take account the various adjustments agreed to in the Business Combination Agreement:

●	each person known by Pubco to be the beneficial owner of more than 5% of Pubco’s outstanding Ordinary Shares upon the consummation of the Business Combination;

●	each of JWAC’s current executive officers and directors;

●	all of JWAC’s current executive officers and directors as a group;

●	each person who will become an executive officer or a director of Pubco upon consummation of the Business Combination; and

●	all of Pubco’s executive officers and directors as a group upon the consummation of the Business Combination.

	Pre-Business Combination		Post-Business Combination
Name of Beneficial Owners (1)	Pre-Closing Ordinary Shares Equivalent	Approximate Percentage of Total Shares	Number of Shares Beneficially Owned	Approximate Percentage of Voting Power - No Redemption	Approximate Percentage of Voting Power - Maximum Redemption

JWAC Officers and Directors
Brian John (3)	-	-	100,000	*	*
Ke Li (4)	-	-	50,000	*	*
Nancy Torres-Kaufman (5)	-	-	30,000	*	*
Dr. Robert Allison (5)	-	-	30,000	*	*
Hans Haywood (5)	-	-	30,000	*	*
Adele Hogan (5)	-	-	30,000	*	*
Richard Miller (5)	-	-	30,000	*	*
All JWAC officers, directors and director nominees as a group (seven individuals)	-	-	300,000	*	*

Directors and Executive Officers of Pubco Pre-Business Combination
Mu Hongwei (6)	35,929,095	13.50%	21,278,174	11.96%	12.95%
Zhang Jiannong (7)	27,812,471	10.45%	16,473,551	9.26%	10.03%
Wu Lichun (8)	115,038,859	43.23%	68,107,080	38.27%	41.46%
Wang Qingjun (9)	26,807,201	10.07%	15,868,482	8.92%	9.66%

Directors and Executive Officers of Pubco Post-Business Combination
Mu Hongwei (6)	35,929,095	13.50%	21,278,174	11.96%	12.95%
Zhang Jiannong (7)	27,812,471	10.45%	16,473,551	9.26%	10.03%
Wu Lichun (8)	115,038,859	43.23%	68,107,080	38.27%	41.46%
Simon Pang (10)	-	0.00%	5,000	*	*
John Chiang (10)	-	0.00%	5,000	*	*
Wen Li (10)	-	0.00%	5,000	*	*
Ying Liu (10)	-	0.00%	5,000	*	*
All executive officers and directors of Pubco as a group (seven individuals)	178,780,425	67.18%	105,878,806	59.48%	64.44%

Five Percent or More Shareholders
Euroamer Kaiwan Technology Company Limited*	115,038,859	43.23%	68,097,080	38.26%	41.45%
Chijet Holdings Limited*	93,080,558	34.98%	55,098,897	30.96%	33.54%
Hong Kong Yeda International Holdings Co., Limited	26,939,655	10.12%	15,946,888	8.96%	9.71%
Hong Kong Guotai International Holdings Co., Limited	26,939,655	10.12%	15,946,888	8.96%	9.71%

* less than 1%.

(1)	Based on 177,977,795 Ordinary Shares outstanding immediately after the Closing, which reflects: (i) the issuance of 1,725,000 Pubco Ordinary Shares underlying the Rights contained in the Units, (ii) the issuance of 157,519,170 Pubco Ordinary Shares to the Sellers, (iii) the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (iv) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree. Does not reflect the full exercise of the Representative Warrant for 414,000 shares and the full exercise of GT Warrant for 5,000,000 shares.

(2)	Based on 164,280,264 Ordinary Shares outstanding immediately after the Closing, which reflects: (i) the redemption of 12,175,583 JWAC Common Stock (The Business Combination Agreement includes a condition to the Closing, waivable by Chijet, that, at the Closing, JWAC have cash or cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any Redemptions), prior to giving effect to the payment of JWAC’s unpaid transaction expenses or liabilities, at least equal to $10,000,000), (ii) the issuance of 1,725,000 Pubco Ordinary Shares underlying the Rights contained in the Units, (iii) the issuance of 157,519,170 Pubco Ordinary Shares to the Sellers, (iv) the 300,000 shares of JWAC Common Stock issuable to JWAC’s officers and directors within 10 days following the closing of the Business Combination, which shall be exchanged for the equivalent number of Pubco Ordinary Shares, and (v) the 200,000 shares of Pubco Ordinary Shares issuable to Greentree due to the conversion of Baoya’s accrued expenses of $1,000,000 pursuant to the financial consulting agreements with Greentree. Does not reflect the full exercise of the Representative Warrant for 414,000 shares and the full exercise of GT Warrant for 5,000,000 shares.

294

(3)	Based on 100,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(4)	Based on 50,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(5)	Based on 30,000 shares of common stock to be issued within 10 days of the consummation of our business combination.

(6)	Based on (i) shares of common stock held by Chijet Holding Limited (BVI-II): 35,929,095 shares of common stocks pre business combination and 21,268,174 shares of common post business combination and (ii) 10,000 shares to be issued as stock compensation for executive director.

(7)	Based on (i) shares of common stock held by Chijet Holding Limited (BVI-II): 27,812,471 shares of common stocks pre business combination and 16,463,551 shares of common post business combination and (ii) 10,000 shares to be issued as stock compensation for executive director.

(8)	Based on (i) shares of common stock held by Euroamer Kaiwan Technology Company Limited: 115,038,859 shares of common stocks pre business combination and 68,097,080 shares of common post business combination and (ii) 10,000 shares to be issued as stock compensation for executive director.

(9)	Based on shares of common stock held by Chijet Holding Limited (BVI-II): 26,807,201 shares of common stocks pre business combination and 15,868,482 shares of common post business combination.
(10)	Based on 5,000 shares to be issued as stock compensation for independent director.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding JWAC or its securities, the JWAC Initial Stockholders, officers and directors as well as Chijet and/or their affiliates, may enter into a written plan to purchase JWAC securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. The ownership percentages listed below do not include any such shares that may be purchased after the Record Date.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding JWAC or its securities, the JWAC Initial Stockholders, officers and directors as well as Chijet or Chijet’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of JWAC common stock or vote their shares in favor of the Business Combination Proposal. The JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates anticipate that they may identify the stockholders with whom the JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates may pursue privately negotiated purchases by either the stockholders contacting JWAC directly or by JWAC’s receipt of redemption requests submitted by stockholders following the mailing of this proxy statement/prospectus. To the extent that the JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to vote against the business combination. The JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. Any purchases by the JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The JWAC Initial Stockholders, or Chijet’s shareholder and/or their respective affiliates will not make purchases of any shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the stockholders of JWAC approve the Business Combination Proposal, that JWAC will have at least $5,000,001 of net tangible assets upon the consummation of the Business Combination after taking into account holders of Public Shares that properly demanded Redemption of their Public Shares into cash, when it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or Warrants owned by the JWAC Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on the shares of JWAC common stock. For example, as a result of these arrangements, an investor or holder may have JWAC, Chijet or their respective affiliates effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. JWAC will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals included herein or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

295

MARKET INFORMATION AND DIVIDENDS ON SECURITIES

JWAC

Market for JWAC Common Stock

JWAC’s Common Stock is currently listed on the Nasdaq Capital Market under the symbol “JWAC.”

Holders

As of the date of this proxy statement/prospectus, there were 4 holders of record of JWAC Common Stock. See the section entitled “Beneficial Ownership of Securities.”

Dividend Policy

JWAC does not pay a regular dividend on its common stock and does not currently intend to pay cash dividends.

Pubco

Market for Pubco Ordinary Shares

Pubco is an entity newly formed to effectuate the Business Combination and there has been no public market for Pubco Ordinary Shares.

Holders

As a newly-formed entity, as of the date of this proxy statement/prospectus, there was one holder of Pubco’s securities.

Dividend Policy Following the Business Combination

Following completion of the Business Combination, Pubco’s board of directors will consider whether or not to institute a dividend policy. It is the present intention of Pubco to retain any earnings for use in its business operations and, accordingly, Pubco does not anticipate its board of directors declaring any dividends in the foreseeable future.

Chijet

Market for Chijet’s Securities

Chijet is a private entity and there has been no public market for Chijet’s securities.

296

ENFORCEABILITY OF CIVIL LIABILITIES

Chijet Motor Company, Inc. (“Pubco”) is an exempted company incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of Pubco’s assets are located outside the United States. In addition, a majority of Pubco’s directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco or these persons, or to bring an action against Pubco or against these persons in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Chijet Corp Holdings Limited and its officers and directors. Pubco has appointed Puglisi & Associates as its agent to receive service of process in the United States.

Maples and Calder (Cayman) LLP (“Maples”), our legal counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against Pubco or its directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against Pubco or its directors or officers, predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.

Maples has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgement of the same matter, (f) is not impeachable on grounds of fraud, and (g) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

LEGAL MATTERS

The validity of the Ordinary Shares of Pubco offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for Maples and Calder (Cayman) LLP. Certain legal matters relating to U.S. law will be passed upon for Pubco and Chijet by Ellenoff Grossman & Schole LLP. Certain legal matters relating to U.S. law will be passed upon for JWAC by Sichenzia Ross Ference LLP.

EXPERTS

The financial statements of JWAC as of September 30, 2021 and for the period ended September 14, 2021 (inception) through September 30, 2021, included in this proxy statement/prospectus have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

297

The financial statements of Chijet as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent for JWAC’s securities is American Stock Transfer & Trust Company LLC. The transfer agent Pubco’s Ordinary Shares is expected to be American Stock Transfer & Trust Company LLC.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, JWAC and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of JWAC’s annual report to shareholders and JWAC’s proxy statement. Upon written or oral request, JWAC will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that JWAC deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that JWAC deliver single copies of such documents in the future. Shareholders may notify JWAC of their requests by calling or writing JWAC at its principal executive offices at:

Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, FL 33477

(561) 244-7100

SUBMISSION OF SHAREHOLDER PROPOSALS

Shareholder Proposals

Pubco’s Amended and Restated Memorandum and Articles of Association, or Pubco’s Governing Documents, do not establish a procedure for shareholders who wish to present a proposal before an annual general meeting of shareholders. Pubco’s Governing Documents provide that the only business that may be conducted at an annual general meeting of shareholders is business that is properly brought before such meeting by or at the direction of Pubco’s board of directors.

Pubco’s Governing Documents do provide a means for shareholders holding at the date of deposit of the requisition not less than one-third of the share capital of Pubco as at that date carries the right of voting at general meetings of Pubco. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at Pubco’s principal place of business (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If the directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

Shareholder Director Nominees

Pubco’s Governing Documents do not provide for shareholders to nominate directors for appointment at an annual general meeting or at a special meeting.

FUTURE SHAREHOLDER PROPOSALS

If the Business Combination is consummated and Pubco holds a 2023 annual general meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held. Following completion of the Business Combination, Pubco is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Pubco will be exempt from certain rules under the Exchange Act that would otherwise apply if Pubco were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or special meetings of its security holders. For more information, see “Management of Pubco Following the Business Combination — Corporate Governance Practices.”

298

WHERE YOU CAN FIND MORE INFORMATION

JWAC files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read JWAC’s SEC filings, including this proxy statement/ prospectus, over the Internet at the SEC’s website at http://www.sec.gov. Upon the closing of the Business Combination, Pubco will file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You will be able to access information about Pubco following the closing of the Business Combination at the SEC’s web site at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact JWAC by telephone or in writing:

Brian S. John

Chief Executive Officer

Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, FL 33477

(561) 244-7100

You may also obtain these documents by requesting them in writing or by telephone from JWAC’s proxy solicitation agent at the following address and telephone number:

[Proxy Solicitor’s name and contact information]

If you are a stockholder of JWAC and would like to request documents, please do so by, 2023, in order to receive them before the Special Meeting. If you request any documents from JWAC, JWAC will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to JWAC has been supplied by JWAC, all information relating to Chijet has been supplied by Chijet, and all information relating to Pubco has been supplied by Pubco. Information provided by one party does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of JWAC for the Special Meeting. JWAC has not authorized anyone to give any information or make any representation about the Business Combination, JWAC or Chijet that is different from, or in addition to, that contained in this proxy statement/ prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/ prospectus, unless the information specifically indicates that another date applies.

MISCELLANEOUS

You should not send in your JWAC stock certificates until you receive transmittal materials after the Merger is completed.

None of JWAC, Chijet or Pubco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this prospectus/proxy statement or in any of the materials that have been incorporated in this prospectus/proxy statement. Therefore, neither JWAC, Chijet nor Pubco take any responsibility for any other information that others may provide you. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus/proxy statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus/proxy statement does not extend to you. This proxy statement/prospectus is dated __________, 2023. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement/prospectus) and the mailing of this proxy statement/prospectus to stockholders does not create any implication to the contrary. This proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

299

INDEX TO FINANCIAL STATEMENTS

JUPITER WELLNESS ACQUISITION CORP.

F-1

JUPITER WELLNESS ACQUISITION CORP.

Balance Sheets

	June 30, 2022	September 30, 2021
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$896,510	$363,135
Prepaid expense	248,596	37,500
Cash and marketable securities held in Trust Account	139,558,041	—
Total current assets	140,703,147	400,635

Total assets	$140,703,147	$400,635

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accrued expense - related party	$13,667	$—
Accrued expense	3,478	—
Deferred underwriting fee	4,830,000	—
Total current liabilities	4,847,145	—

Non-current liabilities
Loan payable - related party	—	371,650
Total non-current liabilities	—	371,650

Total liabilities	4,847,145	371,650

Commitments
Common stock subject to possible redemption, 13,800,000 shares at $10.10 per share	139,380,000	—

Stockholders’ Equity (Deficit)
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, -0- shares issued and outstanding	—	—
Class A Common stock, $0.0001 par value, 100,000,000 shares authorized, 905,000 and 0 shares issued and outstanding as of June 30, 2022 and September 30, 2021, respectively	91	—
Class B Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,450,000 shares issued and outstanding as of June 30, 2022 and September 30, 2021(1)	345	345
Additional paid in capital	—	49,655
Retained (deficits)	(3,524,434)	(21,015)
Total Stockholders’ Equity (Deficit)	(3,523,998)	28,985

Total Liabilities and Stockholders’ Equity (Deficit)	$140,703,147	$400,635

(1) In December 2021, the Company effected a dividend of 575,000 shares of Class B common stock, which resulted in an aggregate of 3,450,000 shares of Class B common stock outstanding. All share and associated amounts have been retroactively restated to reflect the share dividend (see Note 6).

The accompanying notes are an integral part of these unaudited financial statements

F-2

JUPITER WELLNESS ACQUISITION CORP.

Statements of Operations

	For the Three Months Ended June 30, 2022	For the Nine Months Ended June 30, 2022
	(Unaudited)	(Unaudited)
Operating expense
Officers compensation	$15,000	$33,667
General and administrative expenses	274,951	621,440
Total operating expense	289,951	655,107

Other income (loss):	190,886	178,041

Net (loss) before income tax	(99,065)	(477,066)

Net income (loss)	$(99,065)	$(477,066)

Net income (loss) per share:
Weighted average shares outstanding, basic and dilutive
Class A - Common stock	14,705,000	10,934,487
Class B - Common stock	3,450,000	3,450,000

Basic and diluted net income (loss) per share
Class A - Common stock	$0.01	$(0.02)
Class B - Common stock	$(0.02)	$(0.05)

The accompanying notes are an integral part of these unaudited financial statements

F-3

JUPITER WELLNESS ACQUISITION CORP.

Statements of Changes in Stockholders’ (Deficit)

(Unaudited)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficits	Total
Balance, September 30, 2021	—	$—	—	$—	3,450,000	$345	$49,655	$(21,015)	$28,985

Sale of 13,800,000 Units at IPO	—	—	13,800,000	1,380	—	—	137,998,620	—	138,000,000

Offering Cost-Funds Flow	—	—	—	—	—	—	(3,155,917)	—	(3,155,917)

Class A units issued for Representative shares	—	—	276,000	28	—	—	(28)	—	—

Deferred underwriting fee	—	—	—	—	—	—	(4,830,000)	—	(4,830,000)

Sale of 629,000 private units	—	—	629,000	63	—	—	6,289,937	—	6,290,000

Common stock subject to possible redemption	—	—	(13,800,000)	(1,380)	—	—	(139,378,620)	—	(139,380,000)

Reclassification from negative additional paid-in capital to accumulated deficit	—	—	—	—	—	—	3,026,353	(3,026,353)	—

Net (loss)	—	—	—	—	—	—	—	(125,577)	(125,577)

Balance, December 31, 2021	—	$—	905,000	$91	3,450,000	$345	$—	$(3,172,945)	$(3,172,509)

Net (loss)	—	—	—	—	—	—	—	(252,424)	(252,424)

Balance, March 31, 2022	—	$—	905,000	$91	3,450,000	$345	$—	$(3,425,369)	$(3,424,933)

Net (loss)	—	—	—	—	—	—	—	(99,065)	(99,065)

Balance, June 30, 2022	—	$—	905,000	$91	3,450,000	$345	$—	$(3,524,434)	$(3,523,998)

The accompanying notes are an integral part of these unaudited financial statements

F-4

JUPITER WELLNESS ACQUISITION CORP.

Statement of Cash Flows

(Unaudited)

For nine months ended, June 30, 2022

Cash flows from operating activities:
Net (loss)	$(477,066)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest earned on marketable securities held in Trust Account	(14,103)
Unrealized (gain) / loss from the trust account	(163,938)
Changes in operating assets and liabilities:
Prepaid expense	(211,096)
Accrued expense-related party	13,667
Accrued expense	3,478
Net cash (used in) operating activities	(849,058)

Cash flows from investing activities:
Investment of cash in Trust Account	(139,380,000)
Net cash (used in) financing activities	(139,380,000)

Cash flows from financing activities:
Proceeds from sale of Units, net of underwriting discounts and offering expenses paid	134,844,083
Proceeds from sale of private units	6,290,000
Repayment to notes payable - related parties	(371,650)
Net cash provided by financing activities	140,762,433

Net increase/(decrease) in cash and cash equivalents	533,375

Cash and cash equivalents at the beginning of the period	363,135

Cash and cash equivalents at the end of the period	$896,510

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for income taxes	$—

Non-Cash investing and financing activities:
Initial classification of ordinary shares subject to possible redemption	$139,380,000
Deferred Underwriting Fee	$4,830,000

The accompanying notes are an integral part of these unaudited financial statements

F-5

JUPITER WELLNESS ACQUISITION CORP.

Notes to Financial Statements

June 30, 2022

(UNAUDITED)

Note 1 — Organization and Business Operations

Jupiter Wellness Acquisition Corporation (the “Company”) is a blank check company incorporated on September 14, 2021 under the laws of the State of Delaware for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”). The Company has not selected any potential business combination target, and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with the Company. While the Company may, subject to certain limitations, pursue a Business Combination target with operations or prospects in the digital healthcare and AI in medicine sector in the global market.

As of June 30, 2022, the Company had not yet commenced any operations. All activity through June 30, 2022 relates to the Company’s formation and the its initial Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected September 30 as its fiscal year end.

On December 9, 2021, the Company consummated its IPO of 13,800,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units, the “Public Shares”) at $10.00 per unit, which included 1,800,000 Units issued pursuant to the full exercise by the Underwriters (as defined below) of their over-allotment option, and the private sale of an aggregate of 629,000 Units (the “Private Placement Units” and with respect to the shares of Class A common stock included in the Units, the “Private Placement Shares”) to its sponsor, Jupiter Wellness Sponsor LLC (the “Sponsor”) and I-Bankers Securities, Inc. (“I-Bankers”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $6,290,000 to the Company that closed simultaneously with the closing of the IPO (see Note 3). The Company’s Units have been listed on the Nasdaq Global Market (“Nasdaq”).

Transaction costs amounted to $7,985,917 consisting of $2,760,000 in cash of underwriting commissions, $4,830,000 of business combination marketing fee, and $395,917 of other offering costs. In addition, as of December 9, 2021, cash of $1,630,676 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Upon the closing of the IPO on December 9, 2021, the Company deposited $139,380,000 ($10.10 per Unit) from the proceeds of the IPO and certain proceeds of the sales of Private Placement Units in the trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

F-6

Note 1 — Organization and Business Operations (Continued)

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.10 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The shares of Class A common stock will be recorded at redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to (i) waive its redemption rights with respect to their Private Placement Shares in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to their Private Placement Shares in connection with a stockholder vote to approve an amendment to the Company’s second amended and restated certificate of incorporation (a) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination within the Combination Period (as defined below) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to their Private Placement Shares if the Company fails to complete the Business Combination within the Combination Period. In addition, the Sponsor has agreed to vote any share it held in favor of the Business Combination.

Additionally, each public stockholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s second amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Company will have until 12 months from the closing of the IPO (or 18 months from the closing of the IPO if the Company may extend the period of time to consummate a Business Combination) (the “Combination Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and requirements of other applicable law.

F-7

Note 1 — Organization and Business Operations (Continued)

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares (as defined below) and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their business combination marketing fees (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.10).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Underwriting Agreement and Business Combination Marketing Agreement

The Company engaged I-Bankers as the representative of the underwriters (the “Underwriters”) in the IPO of the Company’s Class A common stock, par value of $0.0001 per share (“Shares”), for $120 million and the simultaneous listing on Nasdaq. Pursuant to that certain underwriting agreement, I-Bankers acted as the representative of the Underwriters of the IPO for 12,000,000 Units at $10.00 per unit, plus an over-allotment option equal to 15% of the number of Units offered, or 1,800,000 Units, which was exercised in full simultaneously upon the closing of the IPO. The Company paid I-Bankers underwriters’ commission of $2,760,000, equal to 2.0% of the gross proceeds raised in the IPO for such services upon the consummation of the IPO (exclusive of any applicable finders’ fees which might become payable).

Upon the closing of the IPO, the Company issued to I-Bankers a five-year warrant to purchase 414,000 Shares of Class A common stock, equal to 3.0% of the Shares issued in the IPO (“Representative Warrants”). The exercise price of Representative Warrants is $12.00 per Share. In addition, I-Bankers was issued 276,000 shares of Class A common stock upon the consummation of IPO (“Representative Shares”). . In addition, according to the terms of a privately placed warrant granted by Shandong Baoya New Energy Vehicle Co., Ltd., (“Baoya”) to Greentree Financial Group Inc. (“Greentree”), a financial consultant of Baoya ( “GT Warrant”), GT Warrant will be replaced with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 5,000,000 Pubco Ordinary Shares.

In addition, under a business combination marketing agreement, the Company has engaged I-Bankers as an advisor in connection with the Business Combination and will pay I-Bankers a cash fee for such marketing services upon the consummation of the Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the IPO, including any proceeds from the exercise of the underwriters’ over-allotment option. The fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

F-8

Note 1 — Organization and Business Operations (Continued)

Going Concern Consideration

The Company expects to incur significant costs in pursuit of its financing and acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty. Management has determined that the Company has funds that are sufficient to fund the working capital needs of the Company until the consummation of an initial business combination or the winding up of the Company as stipulated in the Company’s amended and restated memorandum of association. The accompanying financial statement has been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act and modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

F-9

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Emerging Growth Company Status (Continued)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company had $896,510 and $363,135 in cash as of June 30, 2022 and September 30, 2021, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022.

Marketable Securities Held in Trust Account

At June 30, 2022, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. $139,558,041 and $0 was held in the Trust Account as of June 30, 2022, and September 30, 2021, respectively.

Offering Costs Associated with the IPO

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the IPO. The Company incurred offering costs amounting to $7,985,917 as a result of the IPO consisting of $2,760,000 in cash of underwriting commissions, $4,830,000 of business combination marketing fee, and $395,917 of other offering costs. As of June 30, 2022, offering costs in the aggregate of $3,155,917 have been charged to stockholders’ equity and $4,830,000 have been classified to current liabilities.

F-10

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Class A Common Stock Subject to Possible Redemption

All of the 13,800,000 shares of Class A common stock sold as part of the Units in the IPO contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit. Accordingly, at June 30, 2022, the shares of Class A common stock subject to possible redemption in the amount of $139,380,000 were presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the federal depository insurance coverage corporation limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Business Combination Marketing Fee

Pursuant to the business combination marketing agreement, the Company has engaged I-Bankers as an advisor in connection with the Business Combination and will pay I-Bankers a cash fee for such marketing services upon the consummation of the Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the IPO, including any proceeds from the full or partial exercise of the underwriters’ over-allotment option.

Stock-Based Compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

On September 14, 2021, the inception date, the Company adopted Accounting Standards Update (“ASU”) No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC, 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

F-11

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There were no unrecognized tax benefits as of June 30, 2022 or September 31, 2021. Deferred tax assets were deemed to be de minimis as of June 30, 2022 and September 30, 2021.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2022 and September 30, 2021.

The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period ended June 30, 2022 and September 30, 2021.

Warrants

ASC 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480-10-S99 addresses concerns raised by the SEC regarding the financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. If the stock subject to mandatory redemption provisions represents the only shares in the reporting entity, it must report instruments in the liabilities section of its statement of financial position. The stock subject must then describe them as shares subject to mandatory redemption, so as to distinguish the instruments from other financial statement liabilities. The Company concludes that the warrants to I-Bankers do not exhibit any of the above characteristics and, therefore, are outside the scope of ASC 480. The warrants were issued in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. Such guidance provides that because the warrants meet the criteria for equity treatment.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

NOTE 3 — PUBLIC OFFERING

At the IPO, the Company sold 13,800,000 Units at a purchase price of $10.00 per Unit, which included 1,800,000 Units issued pursuant to the full exercise by the Underwriters of their over-allotment option, generating gross proceeds to the Company of $138,000,000. Each Unit consists of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A common stock”), and one right to receive one-eighth of one share of Class A common stock upon the consummation of the Company’s initial business combination (see Note 6).

A total of $139,380,000 of the net proceeds from the IPO and the sale of the Private Placement Units was placed in a U.S.-based Trust Account maintained by American Stock Transfer & Trust Company, LLC, acting as trustee.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

On September 20, 2021, the Sponsor purchased 2,875,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $50,000.

In December 2021, the Company effected a 0.2 for 1 stock dividend for each share of Class B common stock outstanding (which has been accounted for as a stock split) of 575,000 shares of Class B common stock, which resulted in an aggregate of 3,450,000 shares of Class B common stock outstanding. All share and associated amounts have been retroactively restated to reflect the share dividend.

F-12

The Founder Shares include an aggregate of up to 450,000 shares of Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the IPO. On December 9, 2021, the Underwriter exercised the over-allotment option in full. As a result, no Founder Shares is subject to for forfeiture (see Note 3).

Private Placement

Concurrently with the closing of the IPO, the Sponsor and the Underwriters purchased an aggregate of 629,000 Private Placement Units, generating gross proceeds of $6,290,000 in aggregate in a private placement. Each Private Placement Unit will consist of one share of Class A common stock and one right. Each right underlying the Private Placement Unit (the “Private Placement Right”) will entitle the holder to receive one-eighth of one share of Class A common stock at the closing of a Business Combination. The proceeds from the sale of the Private Placement Units have been added to the net proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placements Units and all underlying securities will expire worthless.

The Private Placement Units (including the underlying Private Placement Rights, the Private Placement Shares and the shares of Class A common stock issuable upon conversion of the Private Placement Rights) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (except as described under the section of the IPO prospectus entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Units”). Following such period, the Private Placement Units (including the underlying Private Placement Rights, the Private Placement Shares and the shares of Class A common stock issuable upon conversion of the Private Placement Rights) will be transferable, assignable or salable, except that the Private Placement Units will not trade.

Accrued Expenses - Related Parties

Pursuant to the executed Offer Letters, the Company agreed to pay the Company’s Chief Financial Officer $5,000 in cash per month starting from December 9, 2021. As of June 30, 2022 and September 30, 2021, the Company had accrued expenses – related parties in amount of $13,667 and $0 in connection with the accrued compensation to the Company’s management and directors.

Sponsor Note Payable

As of September 30, 2021, the Company had a loan payable to the Sponsor in amount of $371,650 with zero interest (the “Loan”). The Loan is unsecured. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Company, be obligated personally for any obligations or liabilities of the Loan. The proceeds of the Loan are used to pay a portion of the offering expenses of the IPO. These amounts will be repaid upon completion of an initial business combination. On December 17, 2021, the balance was repaid in full and no other amounts were taken on the note.

F-13

NOTE 4 — RELATED PARTY TRANSACTIONS (Continued)

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into private placement-equivalent units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2022, no Working Capital Loans were outstanding.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Units (and their underlying securities), the Representative Shares, the Representative Warrants (and their underlying securities), the 300,000 shares of Class A common stock issuable to the Company’s directors and officers within 10 days following the Business Combination and any Units that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company had granted the Underwriters a 30-day option from the date of IPO to purchase up to 1,800,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

Simultaneously upon the closing of the IPO, the Underwriters exercised the over-allotment option in full. As such, the Underwriters were paid an underwriting discount and commission of $0.20 per Unit, or $2,760,000 in the aggregate payable upon the closing of the IPO, and I-Bankers was entitled to a business combination marketing fee of $4,830,000 in the aggregate, which is held in the Trust Account and payable upon completion of the Business Combination.

NOTE 6 — STOCKHOLDERS’ EQUITY

The Company is authorized to issue a total of 111,000,000 shares, par value of $0.0001 per share, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Class A common stock, and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

F-14

NOTE 6 — STOCKHOLDERS’ EQUITY (Continued)

As of June 30, 2022, there were 905,000 shares of Class A common stock and 3,450,000 shares of Class B common stock issued and outstanding, which such amount having been restated to reflect a 0.2 for 1 stock dividend for each share of Class B common stock outstanding in December 2021 (excluding 13,800,000 shares of Class A common stock subject to possible redemption).

Of the 3,450,000 shares of Class B common stock outstanding, an aggregate of up to 450,000 shares of Class B common stock were subject to forfeiture, to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding common stock after the IPO (assuming Sponsor does not purchase any Public Shares in the IPO). As a result of the Underwriters’ full exercise of the over-allotment option on December 9, 2021, no share of Class B common stock is subject to forfeiture.

As of June 30, 2022, no share of Preferred Stock was issued or outstanding. The designations, voting and other rights and preferences of the Preferred Stock may be determined from time to time by the Company’s board of directors.

Rights

Each holder of a right will receive one-eighth (1/8) of one share of Class A common stock upon consummation of a Business Combination. In the event the Company will not be the surviving entity upon completion of the Company’s initial Business Combination, each holder of a public right will automatically receive the 1/8 share of Class A common stock underlying such public right (without paying any additional consideration); and each holder of a Private Placement Right or right underlying Units to be issued upon conversion of the Working Capital Loans will be required to affirmatively convert its rights in order to receive the 1/8 share of Class A common stock underlying each right (without paying any additional consideration). If the Company is unable to complete an initial Business Combination within the required time period and public stockholders redeem the public shares for the funds held in the Trust Account, holders of rights will not receive any such funds in exchange for their rights and the rights will expire worthless. The Company will not issue fractional shares upon conversion of the rights. If, upon conversion of the rights, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exchange, comply with Section 155 of the Delaware General Corporation Law. The Company will make the determination of how to treat fractional shares at the time of its initial Business Combination and will include such determination in the proxy materials that it will send to stockholders for their consideration of such initial Business Combination.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Representative Warrants and Representative Shares

Upon the closing of the IPO, the Company issued to the Underwriters Representative Warrants, the exercise price of which will be $12.00 per Share, and 276,000 Representative Shares.

The Representative Warrants shall be exercisable, in whole or in part, commencing the later of December 9, 2022 and the closing of the Company’s initial Business Combination and terminating on December 9, 2026.

F-15

NOTE 6 — STOCKHOLDERS’ EQUITY (Continued)

Representative Warrants and Representative Shares (Continued)

The Company accounted for the 414,000 warrants as an expense of the IPO resulting in a charge directly to stockholders’ equity. The fair value of Representative Warrants was estimated to be approximately $1,087,164 (or $2.626 per warrant) using the Black-Scholes option-pricing model. The fair value of the Representative Warrants granted to the Underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.18% and (3) expected life of five years. The Representative Warrants and the shares of Class A common stock underlying Representative Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up immediately following December 9, 2021 pursuant to FINRA Rule 5110(e)(1).

The Representative Warrants grants to holders demand and “piggy back” rights for periods of five and seven years from December 9, 2021. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the Representative Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price.

The Underwriters agreed not to transfer, assign or sell any of the Representative Shares without the Company’s prior written consent until the completion of the Business Combination. The Underwriters agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to the Representative Shares if the Company fails to complete its initial Business Combination within Combination Period. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following December 9, 2021 pursuant to FINRA Rule 5110(e)(1).

F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Jupiter Wellness Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Jupiter Wellness Acquisition Corp. the “Company”) as of September 30, 2021, and the related statements of operations, stockholders’ equity deficit, and cash flows for the period from September 14, 2021 (inception) through September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the period from September 14, 2021 (inception) through September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, its business plan is dependent on the completion of a financing transaction and the Company’s cash and working capital are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2021.
Houston, Texas
November 1, 2021

F-17

JUPITER WELLNESS ACQUISITION CORP.

Balance Sheet

September 30, 2021
Assets
Current assets
Cash	$363,135
Prepaid expense	37,500
Total current assets	400,635

Total assets	$400,635

Liabilities and Stockholders’ Equity

Non-current liabilities
Loan payable - related party	371,650
Total non-current liabilities	371,650

Stockholder’s Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, -0- shares issued and outstanding as of September 30, 2021	—
Class A Common stock, $0.0001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding as of September 30, 2021	—
Class B Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,875,000 shares issued and outstanding as of September 30, 2021(1)	288
Additional paid in capital	49,712
Retained (deficits)	(21,015)
Total Stockholders’ Equity	28,985

Total Liabilities and Stockholders’ Equity	$400,635

(1) Includes an aggregate of 375,000 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part.

The accompanying notes are an integral part of these audited financial statements

F-18

JUPITER WELLNESS ACQUISITION CORP.

Statement of Operations

For the Period from September 14, 2021 (inception) through September 30, 2021

Operating expense
General and administrative expenses	21,015
Total operating expense	21,015

Net (loss) before income tax	(21,015)

Income tax	—

Net income (loss)	(21,015)

Net (loss) per share
Basic and diluted	$(0.01)

Weighted average number of shares(1)
Basic and diluted	2,500,000

(1) Excludes an aggregate of 375,000 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part.

The accompanying notes are an integral part of these audited financial statements

F-19

JUPITER WELLNESS ACQUISITION CORP.

Statement of Changes in Stockholders’ (Deficit)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficits	Total
Balance, September 14, 2021 (Inception)	—	$—	—	$—	—	$—	$—	$—	$—

Class B common stock issued for cash (1)	—	—	—	—	2,875,000	288	49,712	—	50,000

Net (loss)	—	—	—	—	—	—	—	(21,015)	(21,015)

Balance, September 30, 2021	—	$—	—	$—	2,875,000	$288	$49,712	$(21,015)	$28,985

(1) Includes an aggregate of 375,000 shares of Class B common stock subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part.

The accompanying notes are an integral part of these audited financial statements

F-20

JUPITER WELLNESS ACQUISITION CORP.

Statement of Cash Flows

For the Period from September 14, 2021 (inception) through September 30, 2021

Cash flows from operating activities:
Net (loss)	$(21,015)
Adjustments to reconcile net income to net cash	—
provided by (used in) operating activities:
Changes in operating assets and liabilities:
Prepaid expense	(37,500)
Net cash (used in) operating activities	(58,515)

Cash flows from financing activities:
Proceeds from notes payable - related parties	371,650
Proceeds from sales of class B common stock	50,000
Net cash provided by financing activities	421,650

Net increase/(decrease) in cash and cash equivalents	363,135

Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	$363,135

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for income taxes	$—

The accompanying notes are an integral part of these audited financial statements

F-21

Note 1 — Organization and Business Operations

Jupiter Wellness Acquisition Corporation (the “Company”) is a blank check company incorporated on September 14, 2021 under the laws of the State of Delaware for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”). The Company has not selected any potential business combination target, and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with the Company. While the Company may, subject to certain limitations, pursue a Business Combination target with operations or prospects in the digital healthcare and AI in medicine sector in the global market.

As of September 30, 2021, the Company had not yet commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and the Proposed Public Offering (as defined below). The Company has selected September 30 as its fiscal year end.

Underwriting Agreement and Business Combination Marketing Agreement

The Company has engaged I-Bankers Securities, Inc. (“I-Bankers”) as to act as underwriters (the “Underwriters”) on the proposed public offering of the Company’s Class A common stock, par value of $0.0001 per share (“Shares”), for $100 million and a simultaneous listing on Nasdaq (the “Proposed Public Offering”). This will be an initial public offering for the purpose of merging with or acquiring a company, otherwise known as a Special Purpose Acquisition Company or SPAC. Pursuant to an underwriting agreement, I-Bankers will provide the Company with financial services and assistance with respect to the Proposed Public Offering pursuant to the Company’s registration statement on Form S-1 for the agreed upon number of the Company’s newly issued Shares, plus an over-allotment option equal to 15% of the number of Shares being offered (exercisable for a period of up to thirty (30) days from the date the Proposed Public Offering is priced). The Company will pay I-Bankers a transaction fee equal to 2.0% of the gross proceeds raised in the Proposed Public Offering for such services upon the consummation of the Proposed Public Offering (exclusive of any applicable finders’ fees which might become payable).

Upon the closing of the Proposed Public Offering, the Company will issue to I-Bankers (a five-year) warrant to purchase a number of Shares equal to 3.0% of the Shares issued in the Proposed Public Offering. The exercise price of such warrant will be 120% of the offering price of the Shares in the Proposed Public Offering. In addition, I-Bankers shall be issued 200,000 shares of common stock (or 230,000 shares if I-Bankers’ overallotment option is exercised in full) upon the consummation of this Proposed Public Offering.

In addition, under a business combination marketing agreement, the Company will engage I-Bankers as an advisor in connection with the Business Combination and will pay I-Bankers a cash fee for such marketing services upon the consummation of the Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Proposed Public Offering, including any proceeds from the full or partial exercise of the underwriters’ over-allotment option.

Proposed Public Offering

In the Proposed Public Offering, the Company will offer for sale 10,000,000 units (the “Units”) (or 11,500,000 Units if the Underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of the Company’s Class A common stock and one right. Each right entitles the holder thereof to receive one-eighth (1/8) of one share of Class A common stock upon the consummation of the Business Combination.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Public Offering of 10,000,000 Units at $10.00 per Unit (or 11,500,000 Units if the Underwriters’ over-allotment option is exercised in full) (with respect to the shares of Class A common stock included in the Units being offered, the “Public Shares”) and the sale of 515,000 Units (or 560,000 Units if the Underwriters’ over-allotment option is exercised in full) (the “Private Placement Units”) at a price of $10.00 per Unit in a private placement, of which 425,000 Units (or 470,000 Units if the Underwriters’ over-allotment option is exercised in full) to the Company’s sponsor, Jupiter Wellness Sponsor, LLC (the “Sponsor”) and 90,000 Units to I-Bankers, that will close simultaneously with the Proposed Public Offering. The private placement units are identical to the units sold in this offering, subject to certain limited exceptions as described in this prospectus.

F-22

Note 1 — Organization and Business Operations (Continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any business combination marketing fees held in the Trust Account and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the sale of the Private Placement Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.10 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The shares of Class A common stock will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to (i) waive its redemption rights with respect to their Private Placement Shares (as defined below) in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to their Private Placement Shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (a) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination within 12 months from the closing of the Proposed Public Offering (or up to 18 months from the closing of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination, as described in more detail in this prospectus) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to their Private Placement Shares if the Company fails to complete the Business Combination within 12 months from the closing of the Proposed Public Offering (or up to 18 months from the closing of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination, as described in more detail in this prospectus). In addition, the Sponsor has agreed to vote any Private Placement Shares held by them in favor of the Business Combination.

Additionally, each public stockholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

F-23

Note 1 — Organization and Business Operations (Continued)

The Company will have until 12 months from the closing of the Proposed Public Offering (or 18 months from the closing of the Proposed Public Offering if the Company may extend the period of time to consummate a Business Combination) (the “Combination Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their business combination marketing fees (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Public Offering price per Unit ($10.10).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of September 30, 2021, the Company had $363,135 in cash, accumulated deficit of $21,015, and the cash flow used in operation during the period ended September 30, 2021 was $58,515. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed above. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

F-24

Note 2 — Significant Accounting Policies (Continued)

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of September 30, 2021, the Company has no cash equivalents.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.

Stock based compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

On July 8, 2020, the inception date, the Company adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

F-25

Note 2 — Significant Accounting Policies (Continued)

Net Loss per Common Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings per Share.” Net loss per common share is computed by dividing net loss by the weighted average number of common shares issued and outstanding for the period, excluding common shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 375,000 common shares that are subject to forfeiture by the Company if the over-allotment option is not exercised by the underwriters. At September 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common shares and then share in the earnings (loss) of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period.

For the period from September 14, 2020 (Inception) to September 30, 2021

Numerator:	$(21,015)
Net loss

Denominator:
Denominator for basic earnings per share - Weighted-average common shares issued and outstanding during the period	2,500,000
Denominator for diluted earnings per share	2,500,000
Basic loss per share	$(0.01)
Diluted loss per share	$(0.01)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on September 14, 2021, the evaluation was performed for upcoming 2021 tax year which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The provision for income taxes was deemed to be immaterial for the period from September 14, 2020 (inception) to September 30, 2021.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

F-26

Note 3 — Related Party Transactions

Founder Shares

As of September 30, 2021, 2,875,000 shares of the Company’s Class B Common Stock (the “Founder Shares”) were issued to the stockholders prior to the date of the prospectus (“Founders”) for an aggregate amount of $50,000, or $0.02 per share. The 2,875,000 Founder Shares include an aggregate of up 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Founder will own 20% of the Company’s issued and outstanding shares after the Proposed Public Offering.

The Founder has agreed not to transfer, assign or sell 50% of the Founder Shares until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Company’s Class A common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their common shares for cash, securities or other property.

Sponsor Note Payable

As of September 30, 2021, the Company had a loan payable to related party in amount of $371,650 with zero interest (the “Loan”). The principal balance of this Note is payable on the earlier of : (i) September 30, 2022 or (ii) the date on which the Company consummates an initial public offering of its securities. The Loan is unsecured. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Company, be obligated personally for any obligations or liabilities of the Loan. The proceeds of the Loan are used to pay a portion of the offering expenses of this Proposed Public Offering. These amounts will be repaid upon completion of an initial business combination.

Note 4 — Private Placement

The Sponsor and I-Bankers has committed to purchase an aggregate of 515,000 Private Placement Units (or 560,000 Private Placement Units if the underwriters’ over-allotment is exercised in full) at a price of $10.00 per Private Placement Unit, in each case, from the Company in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. Each Private Unit will consist of one share of Class A common stock (“Private Placement Share”) and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-eighth of one share of Class A common stock at the closing of a Business Combination. The proceeds from the sale of the Private Placement Units will be added to the net proceeds from the Proposed Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placements Units and all underlying securities will expire worthless.

Note 5 — Commitments and Contingency

Registration Rights

The holders of the Founder Shares, Private Placement Units (and their underlying securities), the 300,000 shares of Class A common stock issuable to the Company’s directors and officers within 10 days following the Business Combination and any Units that may be issued upon conversion of the Working Capital Loans (and underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-27

Note 5 — Commitments and Contingency (Continued)

Underwriting Agreement

The Company will grant the underwriters a 30-day option to purchase up to 1,500,000 additional Units to cover over-allotments at the Proposed Public Offering price, less the underwriting discounts and commissions. The underwriters will be entitled to a cash underwriting discount of $0.20 per Unit, or $2,000,000 in the aggregate (or $2,300,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, the underwriters will be entitled to a business combination marketing fee of $0.35 per Unit, or $3,500,000 in the aggregate (or $4,025,000 in the aggregate if the underwriters’ over-allotment option is exercised in full). The business combination marketing fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6 — Stockholder’s Equity

The Company is authorized to issue a total of 111,000,000 shares, par value of $0.0001 per share, consisting of (a) 110,000,000 shares of common stock (the “Common Stock”), including (i) 100,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 10,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

As of September 30, 2021, 2,875,000 shares of Class B Common Stock were issued and outstanding, of which 375,000 shares held by the Founder are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Company’s Founder will own 20% of the issued and outstanding shares after the Proposed Public Offering (not including the shares of Class A common stock underlying the private placement units or the representative shares).

Note 7 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to November 1, 2021, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

F-28

CHIJET INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	2(f)	$77,322	$23,188
Restricted cash	2(g)	12,483	19,952
Short term investments	2(h)	149	-
Accounts and notes receivable, net	2(j), 5	101	11
Accounts and notes receivable from related parties, net	21(b)(i)	1,116	408
Inventory	2(k), 6	21,395	31,194
Amounts due from related parties	21(b)(i)	67,595	76,368
Other current assets	7	19,284	28,939
Total current assets		199,445	180,060

Property, plant and equipment, net	2(l), 8	240,590	270,646
Intangible assets, net	2(m), 9	135,202	142,396
Land use rights, net	2(n), 10	140,070	149,352
Long-term investments	2(i)	4,480	4,860
Goodwill	2(o), 12	2,857	3,010
Other assets	13	2,195	58,829

Total assets		$724,839	$809,153

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts and notes payable	14	$30,409	$38,785
Accounts and notes payable to related parties	21(b)(i)	58,186	61,656
Amounts due to related parties	21(b)(i)	103,704	101,966
Contract liabilities	2(r), 15	3,633	4,458
Contract liabilities to related parties	21(b)(i)	1,014	1,796
Long-term payables, current	17	103,729	109,287
Lease liabilities	2(bb), 11	1,742	-
Accruals and other current liabilities	16	45,120	49,450
Total current liabilities		347,537	367,398

Accrued post-employment and termination benefits	18	56,460	63,966
Amounts due to related parties, non-current	21(b)(i), 21(c)	244,513	257,616
Other liabilities		7,416	8,138

Total liabilities		655,926	697,118

Stockholders’ equity:
Ordinary share (US$0.0001 par value; 500,000,000 shares authorized, 266,102,827 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively) (i)	19	27	27
Additional paid-in capital		150,517	140,826
Accumulated deficit		(194,350)	(162,139)
Accumulated other comprehensive income		9,268	13,013
Chijet’s stockholders’ deficit		(34,538)	(8,273)
Non-controlling interest		103,451	120,308

Total stockholders’ equity		68,913	112,035

Total liabilities and stockholders’ equity		$724,839	$809,153

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-29

CHIJET INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six	For the six
		months ended	months ended
	Note	June 30, 2022	June 30, 2021

Revenues	2(r)	$6,339	$3,869
Revenues from related parties	21(b)(ii)	3,412	6,698
Total revenues		9,751	10,567
Cost of revenues	2(s)	(10,018)	(21,687)
Cost of revenues - idle capacity	2(t)	(20,668)	(12,379)
Gross loss		(20,935)	(23,499)

Operating expenses:

Research and development	2(u)	6,759	6,205
Selling, general and administrative	2(v)	30,004	22,748
Total operating expenses		36,763	28,953

Loss from operations		(57,698)	(52,452)

Other income (expenses):
Other income		370	228
Interest income		504	644
Interest expense		(7,349)	(8,534)
Government grant	2(x)	16,041	69,223
Loss on equity investment		(16)	(245)
Other expenses		(109)	(562)
Total other income, net		9,441	60,754

(Loss) income before income taxes		(48,257)	8,302

Provision for income tax		-	-

Net (loss) income		(48,257)	8,302

Net (loss) income attributed to non-controlling interest		(16,046)	(8,766)

Net (loss) income attributed to Chijet		$(32,211)	$17,068

Basic and diluted net (loss) earnings per share attributable to ordinary shareholders (i)(ii)		$(0.12)	$0.06

Basic and diluted weighted average ordinary shares (i)(ii)		266,102,827	266,102,827

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

(ii) Shares issuable upon exercising of warrants were excluded in calculating diluted loss per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-30

CHIJET INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six	For the six
		months ended	months ended
	Note	June 30, 2022	June 30, 2021

Net (loss) income		$(48,257)	$8,302

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	18	(64)	(2)
Foreign currency adjustments	2(d)	(4,492)	2,031

Comprehensive (loss) income		(52,813)	10,331

Other comprehensive loss
Net comprehensive (loss) income attributed to non-controlling interest		(16,857)	(8,181)

Comprehensive (loss) income attributable to Chijet		$(35,956)	$18,512

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-31

CHIJET INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of US$, except for number of shares and per share data)

			Chijet Shareholders (i)
Six months ended			Ordinary Share		Additional Paid- in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
June 30, 2022	Note		Shares	Amount	Capital	Deficit	Income	Interest	Equity

Balance, December 31, 2021			266,102,827	$27	$140,826	$(162,139)	$13,013	$120,308	$112,035

Foreign currency translation adjustment	2	(d)	-	-	-	-	(3,706)	(786)	(4,492)

Changes in post-employment and termination benefits	18		-	-	-	-	(39)	(25)	(64)

Issuance of warrants	2(y), 19(a)		-	-	9,691	-	-	-	9,691

Net loss			-	-	-	(32,211)	-	(16,046)	(48,257)

Balance, June 30, 2022			266,102,827	$27	$150,517	$(194,350)	$9,268	$103,451	$68,913

		Chijet Shareholders (i)
Six months ended		Ordinary Share		Additional Paid- in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
June 30, 2021	Note	Shares	Amount	Capital	Deficit	Income	Interest	Equity

Balance, December 31, 2020		266,102,827	$27	$140,826	$(132,229)	$10,715	$152,325	$171,664

Foreign currency translation adjustment	2(d)	-	-	-	-	1,446	585	2,031

Changes in post-employment and termination benefits	18	-	-	-	-	(2)	-	(2)

Net income (loss)		-	-	-	17,068	-	(8,766)	8,302

Balance, June 30, 2021		266,102,827	$27	$140,826	$(115,161)	$12,159	$144,144	$181,995

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-32

CHIJET INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the six	For the six
		months ended	months ended
	Note	June 30, 2022	June 30, 2021
Cash flows from operating activities
Net (loss) income		$(48,257)	$8,302
Adjustments to reconcile net (loss) income to net cash provided by (used) in operating activities:
Depreciation and amortization expense		24,517	27,081
Impairment of inventory	2(k), 6	1,254	1,586
Bad debt expense		4	1
Warrant expense	2(z), 19(a)	9,691	-
Government grant		(324)	(56,442)
Gain on disposition of fixed assets		4	-
Loss on equity investment		16	245
Changes in operating assets and liabilities:
Accounts and notes receivable		(97)	(2,480)
Accounts and notes receivable from related parties		(752)	4,078
Inventory		6,657	(70)
Amounts due from related party		5,047	48,583
Other current assets		4,256	(86,065)
Other assets		55,376	50,567
Accounts and notes payable		(7,079)	15,210
Accounts and notes payable to related party		(345)	(20,702)
Amount due to related parties		7,148	(661)
Contract liabilities		(1,331)	3,629
Lease liabilities		1,798	-
Accrual and other current liabilities		(1,939)	1,546
Accrued post-employment and termination benefits		(4,449)	(3,658)
Other liabilities		6	(276)

Net cash provided by (used in) operating activities		51,201	(9,526)

Cash flows from investing activities:
Purchase of fixed assets		(767)	-
Proceed from disposition of fixed assets		37	-
Proceed from equity investment		121	-
Purchases of short-term investment	2	(154)	-

Net cash used in investing activities		(763)	-

Cash flows from financing activities:		-	-

Net change in cash, cash equivalents, and restricted cash		50,438	(9,526)

Effects of currency translation on cash, cash equivalents, and restricted cash		(3,773)	1,257

Cash, cash equivalents, and restricted cash, beginning of period		43,140	109,190

Cash, cash equivalents, and restricted cash, end of period		$89,805	$100,921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$-	$204

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Warrant issued for services	2(z), 19(a)	$9,691	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-33

1.	ORGANIZATION

(a)	Principal activities

Chijet Inc. (“Chijet”) was incorporated under the laws of the Cayman Islands on July 2, 2021. Chijet through its subsidiaries (collectively “the Company”) noted below are principally engaged in designing, developing, manufacturing, and marketing vehicles (“VEH”) and components.

(b)	Impact of COVID-19

During January 2020, a strain of coronavirus, also known as COVID-19, was reported to have surfaced in Wuhan, China. In an effort to halt the outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. We are headquartered in Shandong, and we market and sell our vehicles mainly to consumers in China. Our production facilities and our key suppliers are located in China. In addition, a significant portion of the research and development staff is based in China. If the COVID-19 outbreak continues for an extended period or worsens, it could materially and adversely impact the supply chain, technology development, sales and other aspects of the operations.

There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the two quarters of 2022 and year of 2021 as a result of the COVID-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Sales of the vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of the vehicles and the results of operations may be materially and adversely affected.

(c)	History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya New Energy Co., Ltd. (“Baoya”) and its subsidiaries. Baoya and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 2, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands as a wholly owned subsidiary of Chijet.

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established in the PRC as a wholly owned subsidiary of Baoyaev Group Limited.

By June 3, 2022, Chijet gradually owned 85.172% stake in Shandong Baoya New Energy Co., Ltd. through the following transactions: (1) Chijet issued 53,879,310 shares of common stock in exchange for the 17.245% stake in Shandong Baoya New Energy Co., Ltd. from two shareholders; and (2) Baoya New Energy (Shandong) Co., Ltd., a wholly owned subsidiary of Chijet, acquired 67.927% stake in Shandong Baoya New Energy Co., Ltd. from seven shareholders, individual and institutional, for total consideration of Renminbi 7 (“RMB”). Upon the Baoya New Energy (Shandong) Co., Ltd.’s transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

F-34

For financial reporting purposes, the acquisition of Shandong Baoya New Energy Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflect the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflects the equity of Chijet Inc.

As of June 30, 2022, subsidiaries of the Company where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
Baoya New Energy (Shandong) Co., Ltd	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sale (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	New energy vehicle sales
Baoya New Energy Automobile R&D (Xiangyang) Co., Ltd.	May 25, 2022	The PRC	85.17%	Research and development of new energy vehicles
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Chijet Motor (USA) Company, Inc.	June 21, 2022	Delaware, US	100.00%	Investment holding
Chijet Motor Company, Inc.	June 14, 2022	Cayman Islands	100.00%	Investment holding
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	64.28%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	85.17%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jixiang Automobile Service (Yantai) Co., Ltd.	April 10, 2020	The PRC	85.17%	Sales and leasing of new energy vehicles
Shandong Baoya New Energy Co., Ltd	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Shandong Senya Automobile Sale Co., Ltd	June 29, 2020	The PRC	60.05%	Sales of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

(d)	Liquidity and going concern

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$48,258,188 and net profit of US$8,301,519 for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company has a working capital deficit of US$148,091,633 and a cash inflow from operating activities of US$51,201,359. The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

Even though management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(c)	Principles of consolidation

The consolidated financial statements include the financial statements of Chijet and its subsidiaries for which Chijet is the primary beneficiary. All inter-company transactions and balances between Chijet and its subsidiaries are eliminated upon consolidation.

A subsidiary is an entity in which Chijet, directly or indirectly, controls more than one half of the voting power (a) has the power to appoint or remove the majority of the members of the board of directors (the “Board”) (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(e)	Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

(f)	Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

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When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Fair value disclosure:

		June 30, 2022
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Short-term investment	149,336	-	155,014	-

December 31, 2021
Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Short-term investment	-	-	-	-

The Company values its short-term investment using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2.

(g)	Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Cash and cash equivalents	77,322	23,188
Restricted cash	12,483	19,952
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	89,805	43,140

(h)	Restricted cash

Restricted cash represents (a) the cash is frozen relating to the court order; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable. The restricted cash due to the court order primarily resulted from the legal proceeding related to the contract dispute (See note 22, Legal Proceedings). As of June 30, 2022 and December 31, 2021, the restricted cash amounted to US$12,483,256 and US$19,951,923, respectively.

The restricted cash is presented separately on the consolidated balance sheets as follows:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Frozen amount	4,160	5,358
Security amount	8,323	14,594
Total restricted cash	12,483	19,952

(i)	Short-term investments

Short-term investments comprise primarily of investment in a bank-issued wealth management product with underlying investments in cash, bonds, and equity funds. The investment products are issued by China Minsheng Bank. The investments have no explicit maturity date and their carrying value approximate their fair value. As of June 30, 2022 and December 31, 2021, short-term investments are US$149,336 (RMB 1,000,000) and nil, respectively.

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(j)	Long-term investments

Long-term investments are comprised of investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to US$4,480,104 and US$4,859,900 as of June 30, 2022 and December 31, 2021, respectively. The Company held an approximately 30% equity interest in Baosteel as of June 30, 2022 and December 31, 2021.

The Company uses the equity method of accounting for its investment in, and earning or loss of, the company that it does not control but over which it does exert significant influence. The Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investment for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying value. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. An impairment charge would be recorded when the decline in value is determined to be other-than-temporary. There was no impairment loss of long-term investment during the six months ended June 30, 2022 and 2021.

(k)	Accounts and notes receivable and allowance for doubtful accounts

Accounts and notes receivable are recorded at the realizable value amount, net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and credit quality of the customers, current economic trends and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off after all collection efforts have been exhausted.

(l)	Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost on monthly weighted average method. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(m)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rate is determined to 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

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The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. For the six months ended June 30, 2022 and 2021, the gain on the disposal of property was US$3,550 and nil, respectively.

(n)	Intangible assets, net

Intangible assets mainly consist of patents and software. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Patent	5 to 10 years
Software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing permission and trademark as of June 30, 2022 and December 31, 2021. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

(o)	Land use rights, net

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842, Leases, on January 1, 2022, land use rights, net were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights” in the Company’s unaudited condensed consolidated balance sheets.

(p)	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted Accounting Standards Update (“ASU”) 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(q)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

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(r)	Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operation.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Accrued warranty - beginning of year	290	1,202
Warranty costs incurred	(119)	(989)
Provision for warranty	116	131
Translation adjustment	(12)	(54)
Accrued warranty - end of period / year	275	290

(s)	Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Company performs; or
●	does not create an asset with an alternative use to the Company and the Company have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606, Revenue from Contracts with Customers. The Company generally determines standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

For new Master Service Agreements (“MSA”) or for Purchase Orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

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If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities are primarily resulted from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid service is insignificant, representing less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

(t)	Cost of revenue

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(u)	Cost of revenue – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Operating costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The Company charges for labor and overhead allocated to its finished goods are determined on a daily basis which is lower than its actual costs incurred. Operating costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$20,668,080 and US$12,378,957 for the six months ended June 30, 2022 and 2021, respectively.

(v)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2022 and 2021, R&D expenses were US$6,759,450 and US$6,205,338, respectively.

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(w)	Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expenses as incurred. For the six months ended June 30, 2022 and 2021, total sales and marketing expenses were US$1,052,262 and US$1,155,902, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, shared-based compensation, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2022 and 2021, general and administrative expenses were US$28,952,293 and US$21,591,971, respectively.

(x)	Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$3,414,607 and US$3,697,952 for the six months ended June 30, 2022 and 2021, respectively.

(y)	Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the six months ended June 30, 2022 and 2021, the Company has recognized US$16,041,163 (RMB 104,051,764) and US$69,222,779 (RMB 448,107,770), respectively, of specific subsidies received from the government.

The following table summarizes information related to government grant income received and recognized by the Company:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
	US$’000	US$’000
Government grant income recorded in other income, net	16,041	69,223

(z)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2022 and 2021. As of June 30, 2022 and December 31, 2021, the Company did not have any significant unrecognized uncertain tax positions.

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(aa)	Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently issued warrants in conjunction with the Company’s ordinary shares in permanent equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

(bb)	Value-added tax

The Company is subject to statutory VAT of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(cc)	Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(dd)	Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheets, while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02. ASC 842 eliminates real estate-specific provisions and modifies certain aspects of lessor accounting.

Operating lease

The Company adopted the ASUs as of January 1, 2022 using modified retrospective transition approach. Upon adoption, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Company also elected the practical expedient to apply consistently to all of the Company’s leases to use hindsight in determining the lease term and in assessing impairment of the Company’s right-of-use assets.

The Company includes a right-of-use asset and lease liability related to substantially all of the Company’s lease arrangements in the consolidated balance sheets. All of the Company’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included within lease liabilities on the consolidated balance sheets as of June 30, 2022.

The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Company is reasonably certain to exercise. The Company recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company uses the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

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(ee)	Earnings (losses) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net earnings (loss) per share attributable to holders of ordinary shares when their effect is dilutive.

Since the Company has incurred losses for six months ended June 30, 2022, the potential shares issuable related to outstanding warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts is the same for each period presented.

(ff)	Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the acquisition of FAW Jilin Automobile Co., Ltd (“FAW Jilin”) in 2019 and continued restructuring and streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) continues to make decisions with regards to business operations and resource allocation based on evaluation of Chijet as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.	RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of operations and the statement of cash flows is largely unchanged from previous GAAP. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In June 2020, the FASB postponed the effective date of the new lease standard, which will become effective after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, for entities other than public and Not-for-profit entities. The Company elected to adopt the new lease standard as of the effective date applicable to non-issuers and implemented the new lease standard on January 1, 2022, using the modified retrospective method. The adoption of ASC 842 resulted in recognition of right of use (“ROU”) assets of US$354,389 and right of use liabilities of US$1,828,536 upon the adoption date. The Company elected the package of practical expedients permitted under the transition guidance with ASC 842, which among others, allows the Company to carry forward certain historical conclusions reached under Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company is elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and does not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted the ASU prospectively on January 1, 2022. There were no significant impact resulting from these disclosures on the unaudited condensed consolidated financial statements or related disclosures as presented in this interim set of accounts for the six months ended June 30, 2022.

F-44

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for certain to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of the new guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on the consolidated financial statements.

4.	CONCENTRATION OF RISK

(a)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2022 and December 31, 2021, substantially all of the Company’s cash and cash equivalents and restricted cash were placed with the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b)	Customer risk

As of June 30, 2022, one customer held 59% of the total accounts and notes receivable.

As of December 31, 2021, one customer held 94% of the total accounts and notes receivable.

During the six months ended June 30, 2022 and 2021 one customer accounted for 11% and 43% of the total revenue, respectively. This customer was determined as related parties under ASC 850.

(c)	Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s oversea financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

F-45

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Accounts receivable	31	37
Notes receivable	109	-
Less: allowance for doubtful accounts	(39)	(26)
Net accounts and notes receivable	101	11

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required.

6.	INVENTORY

Inventory consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Finished goods	16,812	30,731
Raw materials	13,942	14,939
Work-in-process	8,566	11,345
Inventory, subtotal	39,320	57,015
Less: inventory impairment provision	(17,925)	(25,821)
Inventory, net	21,395	31,194

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into finished goods inventory when completed.

For the six months ended June 30, 2022 and 2021, write-downs of inventories to net realizable value were US$1,254,268 and US$1,586,478, respectively.

7.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Prepayments for materials	11,552	14,246
Prepayments for R&D	1,393	1,964
Prepayments for utilities	665	1,020
Other prepayments	638	461
Prepayments to related parties	3,879	3,854
Deductible value-added tax input	628	7,153
Other receivable	382	241
Deferred Cost	147	-
Subtotal	19,284	28,939
Less: allowance for doubtful accounts	-	-
Net balance	19,284	28,939

On March 21, 2022, the Ministry of Finance (“MOF”) and State Administration of Tax (“SAT”) released Announcement (2022) No.14 to issue China’s VAT rebates to eligible industries. Companies in these industries can now apply for monthly refunds of incremental VAT credits and a one-time refund of remaining VAT credits from April 1, 2022 onward. Given that Chijet falls within the scope of the eligible industry, the deductible value-added tax input is classified as current assets.

F-46

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000
At cost:
Buildings	179,264	188,871
Mold and tooling	11	11
Computer and electronic equipment	8,803	9,267
Machinery and equipment	414,191	436,462
Vehicles	1,593	1,039
Other logistic equipment	7,274	7,580
Construction in progress	13,650	8,848
Property, plant and equipment, subtotal	624,786	652,078
Less: accumulated depreciation	(377,347)	(374,216)
Less: accumulated impairment	(6,849)	(7,216)
Property, plant and equipment, net	240,590	270,646

There was no impairment loss during the six months ended June 30, 2022 and 2021.

Depreciation expense during the six months ended June 30, 2022 and 2021 were US$22,734,680 and US$25,323,682, respectively.

The carrying amount of buildings pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$40,399,929 and US$44,509,532, respectively. In addition, the carrying amount of machinery and equipment pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$52,774,355 and US$70,938,402, respectively.

The carrying amount of machinery and equipment that was frozen due to the court order as of June 30, 2022 and December 31, 2021 were US$581,902 and US$911,026, respectively.

9.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30, 2022
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	502	(355)	147
Patent	220	(220)	-
Total finite-lived intangible assets	722	(575)	147
Indefinite-lived intangible assets:
Trademark and manufacturing license	135,055	-	135,055
Total indefinite-lived intangible assets	135,055	-	135,055
Total intangible assets	135,777	(575)	135,202

	December 31, 2021
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	434	(330)	104
Patent	232	(232)	-
Total finite-lived intangible assets	666	(562)	104
Indefinite-lived intangible assets:
Trademark and manufacturing license	142,292	-	142,292
Total indefinite-lived intangible assets	142,292	-	142,292
Total intangible assets	142,958	(562)	142,396

No impairment charges were recognized on intangible assets for the six months ended June 30, 2022 and 2021, respectively.

F-47

Amortization expense of intangible assets were US$42,721 and US$14,457 for the six months ended June 30, 2022 and 2021, respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

US$’000

Six months ending December 31, 2022	29
2023	83
2024	30
2025	5
Total	147

10.	LAND USE RIGHTS, NET

Land use rights consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Land use rights	163,782	172,560
Less: accumulated amortization	(23,712)	(23,208)
Land use rights, net	140,070	149,352

Amortization expense of land use rights were US$1,739,475 and US$1,742,995 for the six months ended June 30, 2022 and 2021, respectively.

11.	OPERATING LEASES (EXCLUDING LAND USE RIGHTS)

The Company entered into a lease agreement for equipment in July 2017, for a term beginning July 1, 2017 through June 30, 2022. The lease requires payments of US$60,216 (RMB 382,547) per month through the lease term. The Company adopted a new lease standard under ASC 842 on January 1, 2022 using the modified retrospective method. The Company recognized an initial right of use asset and liability of US$354,389 and US$1,828,536, respectively, based on the present value of the minimum lease payments. The leasing arrangement requires value-added tax payment. The value-added tax is not presented as part of the initial right-of-use asset or lease liability. As of June 30, 2022, the lease was terminated, and the right-of-use asset was amounted to nil. In addition, the unpaid balance of US$1,741,935 was included in lease liabilities .

Short-term lease cost is recognized as rental expenses in unaudited condensed consolidated statements of operations.

Supplemental cash flows information related to leases as follows:

For the six
months ended
June 30, 2022
US$’000

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	258
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	347

F-48

The components of lease cost for operating leases for the six months ended June 30, 2022 and 2021 were as follows:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
	US$’000	US$’000

Operating lease cost	354	-
Short-term lease cost	317	607
Total lease cost	671	607

The following table summarizes the lease-related assets and liabilities recorded in the unaudited condensed consolidated balance sheets:

June 30, 2022
US$’000
Operating leases
Operating lease right-of-use assets, net	-
Total operating lease assets	-
Operating lease liabilities, current	1,742
Operating lease liabilities, non-current	-
Total operating lease liabilities	1,742

The Company used the following incremental borrowing rate and remaining term in determining the present value:

June 30, 2022
Weighted-average remaining lease term
Operating leases	0 year
Weighted-average discount rate
Operating leases	6.50%

The following table provides the maturities of lease liabilities at June 30, 2022:

US$’000

Six months ending December 31, 2022	1,749
Total future undiscounted lease payments	1,749
Less: interest	(7)
Present value of lease liabilities	1,742

12.	GOODWILL

Goodwill was represented the excess of the purchase price over the fair value of the net assets acquired from FAW Jilin on December 27, 2019 and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce.

Changes in the carrying amount of goodwill consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Beginning balance	3,010	3,010
Addition during the period	-	-
Impairment during the period	-	-
Translation adjustment	(153)	-
Goodwill	2,857	3,010

Gross goodwill balances were US$2,857,258 and US$3,010,378 as of June 30, 2022 and December 31, 2021, respectively. There were no accumulated impairment losses as of June 30, 2022 and December 31, 2021.

F-49

13.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Deductible value-added tax input	-	57,090
Others	2,195	1,739
Total	2,195	58,829

Non-current deductible value-added tax input mainly consists of VAT which will not be deducted within one year.

14.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Accounts payable	22,050	29,153
Notes payable	8,359	9,632
Total	30,409	38,785

Notes payable consisted of bank note payable provided by the Company to its suppliers. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guarantee deposit, which is classified on the consolidated balance sheet as restricted cash.

15.	CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Contract liabilities - beginning of year	6,254	5,594
A change in time frame for a performance obligation satisfied	(6,831)	(14,667)
Advance received	5,501	15,164
Translation adjustment	(277)	163
Contract liabilities - subtotal	4,647	6,254
Less: contract liabilities to related parties	(1,014)	(1,796)
Contract liabilities - end of period	3,633	4,458

16.	ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Payroll payable	7,914	7,747
Accrued post-employment and termination benefits - current portion	9,819	10,828
Business and other taxes payable	1,995	661
Accrued expenses	18,254	18,529
Other payable secured by acceptance draft	-	4,168
Other payable	7,138	7,517
Total	45,120	49,450

F-50

17.	LONG-TERM PAYABLE

In May 2016, the Company entered two loans with unrelated non-financial institutions. The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and cannot be used for any other purposes. The loans bear no interest, and the maturity date was determined depending on the development status. Due to the nature of the loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results, which are commonly found in lending arrangements in the industry. The Company regularly monitors its compliance with these covenants. The carrying value of the borrowings approximates its fair value as of June 30, 2022 and December 31, 2021. As of June 30, 2022 and December 31, 2021, the outstanding principal were US$103,728,629 (RMB 694,598,000) and US$109,287,411 (RMB 694,598,000), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

The covenants associated with the loans were that the loan proceeds need to be repaid if the project does not meet the conditions for applying for government subsidies as stipulated in the contract within five consecutive years after the year of the project began. The Company started the project in 2017, and a five-year period would end in 2022 (from 2018 to 2022). Due to the production interruption in 2019, the Company’s eligibility for the government subsidy is remote. As a result, the loan was reclassified as current portion as of June 30, 2022 and December 31, 2021.

18.	ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company paid post-employment obligations to its retired employees. In addition, the Company was committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits were only applicable to the qualifying employees.

The Company has three defined benefits, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. During the six months ended June 30, 2022, June 30 2021, and the year ended December 31, 2021, the Company made cash payments of US$5,038,156 (RMB 32,680,000), US$5,539,593 (RMB 35,860,000) and US$11,848,936 (RMB 76,460,000), respectively, to settle part of the defined benefit plans, details of the movements of the defined benefit plans during the quarter are presented below.

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of June 30, 2022, June 30, 2021 and December 31, 2021 were prepared by an independent firm of actuaries, Willis Towers Watson, a member of China Association of Actuaries.

In accordance with ASC 715-30, Benefit Plans–Pension, the following components have been included in the net obligation recognized for a period by the Company: (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions), which includes, to the extent recognized, amortization of the net gain or loss included in accumulated other comprehensive income. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2022	June 30, 2021	December 31, 2021

Discount rate	2.50%-3.25%	2.75%-3.75%	2.50%-3.25%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years
Annual withdrawal rate	3.00%	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%	8.00%

F-51

Movements in the present value of the retirement and supplemental benefit obligations during the six months ended June 30, 2022 and 2021 and during the year ended December 31, 2021 are as follows:

	For the Six Months Ended		For the Year Ended
	June 30, 2022	June 30, 2021	December 31, 2021
	US$’000	US$’000	US$’000

Beginning of period	74,794	80,734	80,734
Service costs	34	29	60
Interest costs	914	1,159	2,202
Benefits paid	(5,038)	(5,540)	(11,849)
Actuarial (gain) loss arising from changes in financial assumptions	(1,116)	548	1,523
Past service costs	341	-	-
Translation adjustment	(3,650)	937	2,124
End of period	66,279	77,867	74,794

The amount of retirement and supplemental benefit obligations recognized in the unaudited condensed consolidated balance sheets are determined as follows:

	For the Six Months Ended		For the Year Ended
	June 30, 2022	June 30, 2021	December 31, 2021
	US$’000	US$’000	US$’000

Beginning of period	66,279	77,867	74,794
Less: net amount due within one year	(9,819)	(11,620)	(10,828)
Net amount due after one year	56,460	66,247	63,966

For the six months ended June 30, 2022 and year ended December 31, 2021, the non-current liabilities were US$56,459,537 and US$63,965,985, respectively.

For the six months ended June 30, 2022 and year ended December 31, 2021, the current portion of the accrued post-employment and termination benefits were US$9,818,855 and US$10,828,076, respectively. The amounts were included in accruals and other current liabilities (Note 16) and presented on the consolidated balance sheets.

The following amounts were recorded in the unaudited condensed consolidated statements of operations as components of the net periodic benefit cost:

	For the Six Months Ended		For the Year Ended
	June 30, 2022	June 30, 2021	December 31, 2021
	US$’000	US$’000	US$’000

Service costs	34	29	60
Interest costs	902	1,159	2,202
Amortization of actuarial (gains) losses	2	-	-
Amortization of past service cost	14	-	-
Net periodic benefit cost	952	1,188	2,262

The following amounts were recorded in the unaudited condensed consolidated statements of comprehensive income (loss):

	For the Six Months Ended		For the Year Ended
	June 30, 2022	June 30, 2021	December 31, 2021
	US$’000	US$’000	US$’000

Actuarial (gain) loss arising from changes in financial assumptions	(284)	2	888
Past service costs	362	-	-
Amortization recognized in net period benefit cost	(14)	-	-
Total	64	2	888

F-52

19.	ORDINARY SHARES

In July 2021, Chijet Inc. was incorporated in the Cayman Islands. In May 2022, Chijet became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of 500,000,000 authorized shares of Chijet were designated as Ordinary Shares. Each Ordinary Share is entitled to one vote. Upon the Reorganization, Chijet issued ordinary shares to shareholders of Baoya in exchange for respective equity interests that they held in Baoya immediately before the Reorganization. Share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

Each ordinary share has US$0.0001 par value. As of June 30, 2022 and December 31, 2021, Chijet had issued and outstanding ordinary shares of 266,102,827 and 266,102,827, respectively. The ordinary shares are held in stock certificate.

(a)	Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2022:

		Weighted average
	Number	exercise price

Balance of warrants - December 31, 2021	-	-
Issued for cash	-	-
Issued for services	5,000,000	$2.00
Cancelled	-	-
Expired	-	-
Balance of warrants - June 30, 2022	5,000,000	$2.00
Balance of warrants exercisable - June 30, 2022	5,000,000	$2.00

On February 15, 2022, pursuant to the financial advisory agreement, the Company issued 5,000,000 warrants, having an exercise price of $2.00. In accordance with ASC 815-40, the warrants are classified as equity and the relative fair value of approximately US$21,700,000 was recognized gradually over the service term from February 15, 2022 to December 31, 2022. As of June 30, 2022, US$9,691,223 was recognized as additional paid in capital. The estimated fair value is determined using the Black-Scholes Option Pricing Model which is based on the value of the underlying ordinary share at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying ordinary share.

The Company used the following assumptions to estimate the fair value of warrants granted under the financial advisory agreement for the six months ended June 30, 2022:

For the six
months ended
June 30, 2022

Risk-free interest rate	1.72%
Expected volatility	60.00%
Expected term (in years)	5
Expected dividend yield	0.00%

(b)	Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital but are not distributable as cash dividends.

Because the Company’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC (mainland) not available for distribution, were US$150,517,942 and US$140,826,719, as of June 30, 2022 and December 31, 2021, respectively.

F-53

20.	INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Inc. is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Composition of income tax benefits for the periods presented are as follow:

	June 30, 2022	December 31, 2021
	US$’000	US$’000

Deferred tax assets	217,846	217,476
Deferred tax liabilities	(17,136)	(18,770)
Total deferred tax assets	200,710	198,706
Less: valuation allowance	(200,710)	(198,706)
Deferred tax assets, net	-	-

21.	RELATED PARTIES

The principal related parties with which the Company had transactions during the six months period and year presented are as follows:

(d)	Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Affiliate
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate
Zhang Jiannong	Shareholder
Jinan Tangqing Investment Co., Ltd.	Principal owner (Disposed on September 1, 2021)
Mu Hongwei	Principal Owner/Director
Wang Qingjun	Shareholder
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Qingjian Group Co., Ltd.	Affiliate of non-controlling interest shareholder

F-54

(e)	The following table consists of the total amount of transactions that have been entered into with related parties:

i)	Balance Sheets

	As of June 30, 2022						As of December 31, 2021
	US$’000						US$’000
	Accounts receivable	Prepaid Expense	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties	Accounts receivable	Prepaid Expense	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	121	-	45	-	-	-	763	-	634	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	153	1,825	-	2,459	-	-	-	1,500	-	2,293	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	128,973	-	-	-	-	-	132,080

Shareholder
Zhang Jiannong	-	-	-	-	-	677	-	-	-	-	-	713

Principal owner (Disposed on September 1, 2021)
Jinan Tangqing Investment Co., Ltd.	-	-	-	-	-	1,741	-	-	-	-	-	1,835

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	251	-	-	-	-	-	264

Shareholder
Wang Qingjun	-	-	-	-	-	295	-	-	-	-	-	311

Non-controlling interest shareholder
China FAW Co., Ltd.	115	-	67,500	687	61	-	-	-	76,271	724	65	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	5,747	-	-	-	-	-	5,926

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	397	-	669	-	-	-	418	-	705
China FAW Group Co., Ltd.	-	-	-	-	-	26,723	-	-	-	-	-	28,155
China FAW Group Import & Export Co., Ltd.	-	1,038	-	88	40	27	21	1,076	-	76	796	29
China FAW Technology Center	2	-	-	-	-	-	8	-	-	-	-	-
FAW Bestune Car Co., Ltd.	718	-	-	505	-	-	-	-	-	597	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	804	-	-	-	-	-	847	-
FAW Finance Co., Ltd.	-	-	75	-	-	182,251	-	-	45	-	-	188,452
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	2,880	-	97	-	-	-	3,035	-	102
FAW Logistics Co., Ltd.	-	-	-	2,947	-	-	-	-	-	3,105	-	-
FAW Mould Manufacturing Co., Ltd.	-	10	-	42,842	-	-	-	11	-	45,138	-	-
FAW-Volkswagen Automobile Co., Ltd.	93	-	-	-	-	-	71	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	34	-	-	3,355	25	-	278	-	-	3,535	-	-
Qiming Information Technology Co., Ltd.	-	-	-	895	-	717	-	-	-	943	-	939
Qingjian Group Co., Ltd.	-	-	-	813	-	45	-	-	-	857	-	-

Other	1	885	20	273	84	4	30	504	52	301	88	71

Total	1,116	3,879	67,595	58,186	1,014	348,217	408	3,854	76,368	61,656	1,796	359,582

F-55

ii)	Operations

	For the three months ended June 30, 2022				For the three months ended June 30, 2021
	US$’000				US$’000
	Sales of goods	Purchase of goods	Interest Expense	Other Income	Sales of goods	Purchase of goods	Interest Expense	Other Income
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	579	-	-	-	262	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	22	43	-	-	58	814	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	3,728	-	-	-	4,717	-

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	126	-	-	-	102	-

Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	1,745	-	-	-	1,558	179	-	-
China FAW Technology Center	284	-	-	-	397	-	-	-
FAW Bestune Car Co., Ltd.	1,089	164	-	-	4,583	1,472	-	-
FAW Finance Co., Ltd.	-	-	3,494	-	-	-	3,712	-
FAW-Volkswagen Automobile Co., Ltd.	167	-	-	-	98	-	-	-

Other	105	-	-	-	4	629	-	-

Total	3,412	786	7,348	-	6,698	3,356	8,531	-

(f)	The following table consists of the financing that have been entered into with related parties:

	June 30, 2022	December 31, 2021
	US$’000	US$’000
Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	110,509	116,431

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	5,037	5,307

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	171,956	181,171

Total	287,502	302,909

During the six months ended June 30, 2022 and year ended December 31, 2021, Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. The loans are mature on December 9, 2023. Pursuant to the loan agreements, if Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. For the six months ended June 30, 2022 and year ended December 31, 2021, the principal amount converted to government subsidies were nil and US$55,788,870 (RMB 360,000,000).

During the six months ended June 30, 2022 and year ended December 31, 2021, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans are bearing rates between 3.915% and 4.75%. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$44,379,480 (RMB 287,867,500) each for the remaining principal balance. The carrying amount of buildings pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$40,399,929 and US$44,509,532, respectively. In addition, the carrying amount of machinery and equipment pledged by the Company to secure the borrowings as of June 30, 2022 and December 31, 2021 were US$52,774,355 and US$70,938,402, respectively.

F-56

22.	COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of June 30, 2022, the Company had several capital commitments with a total contract amount of US$79,545,663 (RMB 532,661,624). Where US$26,123,135 (RMB 174,928,349) is due within one year. The capital commitment includes but is not limited to construction, equipment, and molding and tooling.

(b)	Parts purchase commitment

During the six months ended June 30, 2022, the Company entered into several trial production and development agreements for tooling fees for a total of approximate US$1.5 million (RMB 9.7 million). Pursuant to the agreements, the Company shall order a certain quantity in a certain period from the supplier. In addition, the Company shall pay an initial deposit upon receipt of the VAT invoice from the supplier. The remaining balance will be amortized based on certain units at the price of parts and components for certain periods after agreed-upon date. At the end of the period, when the tooling fee has not been fully amortized, the supplier will issue the VAT invoice to the Company for the residual balance.

Prior to year ended December 31, 2019, the Company entered into various agreements with various suppliers for production and development. The balance of contractual commitment was approximately $23.6 million (RMB 159.0 million) and $24.9 million (RMB 159.0 million) as of June 30, 2022 and December 31, 2021, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 16, 2022.

(c)	Service commitment

On February 15, 2022, the Company entered into a service agreement for financial advisory services in assisting the Company listing on the U.S. Exchange Market via merging with a SPAC traded in NASDAQ for a total of US$600,000. Pursuant to the agreement, an initial payment of US$100,000 shall be made within five days from February 15, 2022. The second payment of $100,000 shall be made before February 28, 2022. Unless the failure of Listing is due to the service provider’s fault, the Company is liable for the full amount of the service fees regardless of the result. As of June 30, 2022, US$200,000 has been paid, and the remaining balance of US$400,000 is due within one year.

Contingencies

(a)	Legal proceedings

The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FAW Jilin was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of FAW Jilin in December 2019. These legal proceedings include the CO23 and other models in FAW Jilin’s EOP project. Additionally, there were a lot of labor disputes arising from the corporate reorganization in 2003, including but not limited to loss of files, labor relationships, default in social insurance, and other labor disputes. In recent years, there has been a risk of not being able to complete the agreed-upon payments for the auto molding that have not been produced for a long time. As a result, there may be a substantial risk of litigation. Furthermore, there is a risk that the Company cannot fulfill the settlement agreements arising from the corporate reorganization that entered in 2021 and 2020. As of the date of this report, most of these legal proceedings were settled. The settlement amounts were accrued and included in Accrued and Other Current Liabilities.

On October 2022, one of FAW Jilin’s supplier filed a lawsuit in district court against FAW Jilin, claiming FAW Jilin failed to pay its bills, in the amount of approximately USD $154,000. The Company intended to defend against the lawsuit. As of December 16, 2022, the Company estimated the amount of probable loss was not material taken the financial statement as a whole.

Other than the unpaid contract amount that the Company assumed from FAW Jilin Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of June 30, 2022 and December 31, 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from China FAW Group Corporation (“FAW Group”), FAW Group also agreed in the FAW Jilin Acquisition Agreement that, it will indemnify damages and loss arising from the following case:

In 2017, FAW Jilin’s three independent dealers in Beijing have been fined a total of US$5,349,528 (RMB 34,000,000) by Beijing’s Chaoyang District Market Supervision Administration for selling vehicles that failed to meet emission standards. As the third party, FAW Jilin has not been judged to be liable for joint and several compensations, but as the manufacturer, FAW Jilin may faces the risk of being claimed by the dealer. As of the reporting date, and the possibility and amount of contingency cannot be estimated given the current status.

F-57

23.	SUBSEQUENT EVENT

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

On July 12, 2022, Chijet entered into a definitive Business Combination Agreement (the “DMAQ BCA”) with Deep Medicine Acquisition Corp., (“DMAQ”) a blank check, special purpose acquisition company incorporated as a Delaware corporation. On September 6, 2022, the DMAQ BCA was amended to extend the due diligence period until and ending on September 20, 2022, which was subsequently extended to September 30, 2022 pursuant to the second amendment of the DMAQ BCA, dated September 16, 2022. On September 26, 2022, Chijet was informed by DMAQ that the DMAQ BCA was terminated and neither Chijet nor DMAQ should be obligated to pay any penalties pursuant to the terms of the DMAQ BCA.

On October 25, 2022, Chijet entered into a definitive Business Combination Agreement (the “JWAC BCA”) with Jupiter Wellness Acquisition Corp., (“JWAC”) a blank check, special purpose acquisition company incorporated as a Delaware corporation, each of the referenced holders of Chijet’s outstanding capital shares (collectively, the “Sellers”) and certain other parties formed in connection with the transactions contemplated by the JWAC BCA, including Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Chijet (“Pubco”). Pursuant to the JWAC BCA, subject to the terms and conditions set forth therein, at the closing of the JWAC BCA (the “Closing”), (a) Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”) will merge with and into JWAC, with JWAC continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Merger”), and with shareholders of JWAC receiving substantially equivalent securities of Pubco, and (b) immediately prior to the Merger, Pubco will acquire all of the issued and outstanding ordinary shares of Chijet (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco and Chijet shall surrender for no consideration its shares in Pubco, with Chijet likewise becoming a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”). In the Share Exchange, Pubco shall issue and deliver to the Sellers an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), with each Pubco Ordinary Share valued at the redemption price of JWAC shares, subject to adjustment as set forth in the JWAC BCA, and all upon the terms and subject to the conditions set forth in the JWAC BCA. In addition, the issuance to certain of the Sellers (the “Earnout Participants”) of Exchange Shares having a value of Six Hundred and Seventy Four Million U.S. Dollars ($674,000,000), with each of such shares being valued at the redemption price (such Pubco ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof, the “Earnout Shares”), and each of the Earnout Participants shall have the contingent right to receive a pro rata portion of such Earnout Shares and earnings thereon (such pro rata allocation based on the number of Purchased Shares owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants) based on Pubco and its subsidiaries achieving certain financial performance metrics over for calendar years 2023, 2024 and 2025 or meeting certain stock price metrics from the closing until 30 trading days after the date on which Pubco files its annual report for the calendar year ended December 31, 2023, 2024 and 2025, respectively with the SEC. To the extent that any such Earnout Shares are not earned, they (along with income thereon) will be redistributed pro rata to the holders of contingent value right (“CVR”).

On December 5, 2022, the Company entered into an unsecured promissory note in the principal amount of $1,380,000 with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware blank check company. The company also entered into a business combination agreement with JWAC , among others, on October 25, 2022. The Note is non-interest bearing and payable in cash upon the closing of the Company’s initial business combination. In the event that the Company fails to complete an initial business combination prior to the deadline set forth in its governing document, no payment will be due under the Note and the principal balance of this Note will be forgiven.

In connection with the issuance of the Note, on December 5, 2022, the Company deposited an aggregate of $1,380,000 into the trust account of JWAC for its public stockholders, which enables the Company to further extend the period of time it has to consummate its initial business combination by three months from December 8, 2022 to March 8, 2023 (the “Extension”). The Extension is the first of up to two three-month extensions permitted under the Company’s governing.

F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Chijet Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chijet Inc., and Subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and had significant accumulated deficit and negative cash flows from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP
We have served as the Company’s auditor since 2021.

New York, New York

December 16, 2022

F-59

CHIJET INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

	Note	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	2(f)	$23,188	$41,198
Restricted cash	2(g)	19,952	67,995
Accounts and notes receivable, net	2(i), 5	11	625
Accounts and notes receivable from related parties, net	20(b)(i)(ii)	408	4,041
Inventory	2(j), 6	31,194	25,654
Amounts due from related parties	20(b)(i)(ii)	76,368	140,344
Other current assets	7	28,939	15,168
Total current assets		180,060	295,025

Property, plant and equipment, net	2(k), 8	270,646	313,214
Intangible assets, net	2(l), 9	142,396	138,470
Land use rights, net	2(m), 10	149,352	148,750
Long-term investments	2(h)	4,860	4,603
Goodwill	2(n), 11	3,010	2,929
Other assets	12	58,829	50,310

Total assets		$809,153	$953,301

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts and notes payable	13	$38,785	$54,203
Accounts and notes payable to related parties	20(b)(i)(ii)	61,656	76,525
Amounts due to related parties	20(b)(i)(ii)	101,966	44,866
Contract liabilities	2(q), 14	4,458	3,484
Contract liabilities to related parties	20(b)(i)(ii)	1,796	2,110
Long-term payables, current	16	109,287	-
Accruals and other current liabilities	15	49,450	65,782
Total current liabilities		367,398	246,970

Long-term payables	16	-	106,326
Accrued post-employment and termination benefits	17	63,966	69,103
Amounts due to related parties, non-current	20(c)(i)(ii)	257,616	349,756
Other liabilities		8,138	9,482

Total liabilities		697,118	781,637

Stockholders’ equity:
Ordinary share (US$0.0001 par value; 500,000,000 shares authorized, 266,102,827 issued and outstanding as of December 31, 2021 and 2020, respectively) (i)	18	27	27
Additional paid-in capital		140,826	140,826
Accumulated deficit		(162,139)	(132,229)
Accumulated other comprehensive loss		13,013	10,715
Chijet’s stockholders’ equity		(8,273)	19,339
Non-controlling interest		120,308	152,325

Total stockholders’ equity		112,035	171,664

Total liabilities and stockholders’ equity		$809,153	$953,301

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-60

CHIJET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the Year Ended December 31,
	Note	2021	2020

Revenues	2(q)	$7,020	$2,500
Revenues from related parties	20(b)(i)	15,283	24,015
Total revenue		22,303	26,515
Cost of revenue	2(r)	(56,210)	(53,034)
Cost of revenue - idle capacity	2(s)	(23,342)	(38,918)
Gross loss		(57,249)	(65,437)

Operating expenses:

Research and development	2(t)	15,420	5,689
Selling, general and administrative	2(u)	50,441	34,446
Impairment Charge		6,054	522
Total operating expenses		71,915	40,657

Loss from operations		(129,164)	(106,094)

Other income (expenses):
Other income		1,540	2,235
Interest income		1,884	6,132
Interest expense		(16,096)	(20,589)
Government grant	2(w)	80,995	60,834
Gain (Loss) on equity investment		131	(490)
Other expenses		(1,842)	(494)
Total other income, net		66,612	47,628

Loss from operations before income taxes		(62,552)	(58,466)

Provision for income tax benefits		-	-

Net loss		(62,552)	(58,466)

Net loss attributed to non-controlling interest		(32,642)	(29,357)

Net loss attributed to Chijet		$(29,910)	$(29,109)

Basic and diluted net loss per share attributable
to ordinary shareholders (i)		$(0.11)	$(0.11)

Basic and diluted weighted average ordinary shares (i)		266,102,827	266,102,827

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-61

CHIJET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the Year Ended December 31,
	Note	2021	2020

Net loss		$(62,552)	$(58,466)

Other comprehensive income, net of tax
Changes in post-employment and termination benefits	17	(888)	-
Foreign currency adjustments	2(d)	3,811	12,413

Comprehensive loss		(59,629)	(46,053)

Other comprehensive loss
Net comprehensive loss attributed to non-controlling interest		(32,017)	(25,373)

Comprehensive loss attributable to Chijet		$(27,612)	$(20,680)

The accompanying notes are an integral part of these audited consolidated financial statements.

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CHIJET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of US$, except for number of shares and per share data)

	Chijet Shareholders (i)
	Ordinary Share		Additional Paid- in	Accumulated	Accumulated Other Comprehensive	Non-Controlling	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income	Interest	Equity

Balance, December 31, 2019	266,102,827	$27	$140,826	$(103,120)	$2,286	$93,781	$133,800

Foreign currency translation adjustment	-	-	-	-	8,429	3,984	12,413

Loan forgiveness converted to capital contribution	-	-	-	-	-	83,917	83,917

Net loss	-	-	-	(29,109)	-	(29,357)	(58,466)

Balance, December 31, 2020	266,102,827	$27	$140,826	$(132,229)	$10,715	$152,325	$171,664

Foreign currency translation adjustment	-	-	-	-	2,831	980	3,811

Changes in post-employment and termination benefits	-	-	-	-	(533)	(355)	(888)

Net loss	-	-	-	(29,910)	-	(32,642)	(62,552)

Balance, December 31, 2021	266,102,827	$27	$140,826	$(162,139)	$13,013	$120,308	$112,035

(i) Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these audited consolidated financial statements.

F-63

CHIJET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

		For the Year Ended December 31,
	Note	2021	2020
Cash flows from operating activities
Net loss		$(62,552)	$(58,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense		54,312	58,214
Impairment charge		6,054	522
Impairment of inventory		20,328	19,748
Bad debt expense		94	430
Government grant		(80,995)	(60,834)
Disposition of fixed assets		(11)	(121)
(Gain) Loss on equity investment		(131)	490
Changes in operating assets and liabilities:
Accounts and notes receivable		528	3,777
Accounts and notes receivable from related parties		3,689	7,450
Inventory		(25,080)	(8,532)
Amounts due from related party		66,867	(35,097)
Other current assets		(12,006)	(3,768)
Other assets		(7,010)	10,236
Accounts and notes payable		(23,168)	(37,998)
Accounts and notes payable to related party		(16,744)	(17,292)
Amounts due to related party		55,010	420
Contract liabilities		497	(2,348)
Accrual and other current liabilities		(17,836)	(12,272)
Accrued post-employment and termination benefits		(7,843)	(9,229)
Other liabilities		23,623	1,686

Net cash used in operating activities		(22,374)	(142,984)

Cash flows from investing activities:
Purchase of fixed assets		(951)	(57)
Proceed from disposition of fixed assets		-	2
Purchase of intangible assets		(120)	-
Purchase of land use rights	10	-	(30,761)
Cash used in long-term investments		-	(8)
Proceeds from maturity of short-term investments		-	65,197

Net cash (used in) provided by investing activities		(1,071)	34,373

Cash flows from financing activities:
Proceeds from short term borrowings		1,258	38,394
Repayments of short term borrowings		(1,258)	(69,543)
Repayments of long term payable		(44,611)	-

Net cash used in financing activities		(44,611)	(31,149)

Net change in cash, cash equivalents, and restricted cash		(68,056)	(139,760)

Effects of currency translation on cash, cash equivalents, and restricted cash		2,003	8,002

Cash, cash equivalents, and restricted cash, beginning of period		109,193	240,951

Cash, cash equivalents, and restricted cash, end of period		$43,140	$109,193

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$258	$3,009

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Loan forgiveness and reclassified to non-controlling interest	18	$-	$83,917

The accompanying notes are an integral part of these audited consolidated financial statements.

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1.	ORGANIZATION

(a)	Principal activities

Chijet Inc. (“Chijet”) was incorporated under the laws of the Cayman Islands on July 2, 2021. Chijet through its subsidiaries (collectively “the Company”) noted below are principally engaged in designing, developing, manufacturing, and marketing vehicles (“VEH”) and components.

(b)	Impact of COVID-19

During January 2020, a strain of coronavirus, also known as COVID-19, was reported to have surfaced in Wuhan, China. In an effort to halt the outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. We are headquartered in Shandong, and we market and sell our vehicles mainly to consumers in China. Our production facilities and our key suppliers are located in China. In addition, a significant portion of the research and development staff is based in China. If the COVID-19 outbreak continues for an extended period or worsens, it could materially and adversely impact the supply chain, technology development, sales and other aspects of the operations.

There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the years of 2021 and 2020 as a result of the COVID-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Sales of the vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of the vehicles and the results of operations may be materially and adversely affected.

(c)	History of the Company and Reorganization

Prior to the incorporation of the Company and starting in April 2009, the business was carried out under Shandong Baoya New Energy Co., Ltd. (“Baoya”) and its subsidiaries. Baoya and its subsidiaries were controlled by a group of shareholders, individual and institutional, with voting agreements to vote consensually concerning operation and development matters.

In preparation for listing (“Listing”) on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded in NASDAQ, the Company completed a reorganization (the “Reorganization”) by June 2022, which involved the following steps:

●	On July 2, 2021, Chijet Inc. was established under the laws of the Cayman Islands.

●	On July 12, 2021, Baoya Technology Holdings Limited was incorporated in British Virgin Islands as a wholly owned subsidiary of Chijet

●	On July 28, 2021, Baoyaev Group Limited was incorporated in Hong Kong as a wholly owned subsidiary of Baoya Technology Holdings Limited.

●	On October 21, 2021, Baoya New Energy (Shandong) Co., Ltd. (“WFOE”) was established as a wholly owned subsidiary of Baoyaev Group Limited in the PRC.

By June 3, 2022, Chijet gradually owned 85.172% stake in Shandong Baoya New Energy Co., Ltd. through the following transactions: (1) Chijet issued 53,879,310 shares of common stock in exchange for the 17.245% stake in Shandong Baoya New Energy Co., Ltd. from two shareholders; and (2) Baoya New Energy (Shandong) Co., Ltd., a wholly owned subsidiary of Chijet, acquired 67.927% stake in Shandong Baoya New Energy Co., Ltd. from seven shareholders, individual and institutional, for total consideration of Renminbi 7 (“RMB”). Upon the Baoya New Energy (Shandong) Co., Ltd. transaction, all seven shareholders entered into a voting agreement to vote consensually concerning operation and development matters of the Chijet and its subsidiaries. Given no change in control, the transaction is accounted for as business combination under common control.

For financial reporting purposes, the acquisition of Shandong Baoya New Energy Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflect the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflects the equity of Chijet Inc.

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As of December 31, 2021, subsidiaries of the Company where the Company is the primary beneficiary include the following:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
Baoya New Energy (Shandong) Co., Ltd	October 21, 2021	The PRC	100.00%	Investment holding
Baoya New Energy Automobile Sales (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	New energy vehicle sales
Baoya New Energy Automobile R&D Institution (Yantai) Co., Ltd.	November 29, 2019	The PRC	85.17%	Research and development of new energy vehicles
Baoya Technology Holdings Limited	July 12, 2021	BVI	100.00%	Investment holding
Baoyaev Group Limited	July 28, 2021	Hong Kong	100.00%	Investment holding
Bijie Yabei New Energy Automobile Co., Ltd.	May 22, 2014	The PRC	85.17%	New energy vehicle manufacturing
Dezhou Yarui New Energy Automobile Co., Ltd.	February 1, 2016	The PRC	64.28%	R&D and manufacturing of new energy vehicles
Dezhou Yitu New Energy Automobile Co., Ltd.	April 23, 2011	The PRC	85.17%	R&D and manufacturing of special electric vehicles
Faw Jilin Automobile Co., Ltd.	June 20, 1984	The PRC	60.05%	Commercial vehicles, passenger vehicles manufacturing
Faw Jilin Automobile Sale Co., Ltd.	June 23, 2021	The PRC	60.05%	Vehicle sales
Jinan Baoya Industry and Trade Co., Ltd.	February 26, 2010	The PRC	84.58%	New energy vehicle manufacturing
Jixiang Automobile Service (Yantai) Co., Ltd.	April 10, 2020	The PRC	85.17%	Sales and leasing of new energy vehicles
Shandong Baoya New Energy Co., Ltd	April 14, 2009	The PRC	85.17%	New energy vehicle production and manufacturing
Shandong Senya Automobile Sale Co., Ltd	June 29, 2020	The PRC	85.17%	Sales of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Co., Ltd.	May 16, 2016	The PRC	85.17%	R&D and manufacturing of small new energy vehicles
Xiangyang Yazhi New Energy Automobile Sale Co., Ltd.	July 22, 2016	The PRC	85.17%	Sales of small new energy vehicles

(d)	Liquidity and going concern

The Company’s consolidated financial statements as of December 31, 2021 and 2020 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of US$62,550,089 and US$58,466,477 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, the Company has a working capital deficit of US$187,337,326 and a negative cash flow from operating activities of US$22,374,893. The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

Even though management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of Chijet and its subsidiaries for which Chijet is the primary beneficiary. All inter-company transactions and balances between Chijet and its subsidiaries are eliminated upon consolidation.

A subsidiary is an entity in which Chijet, directly or indirectly, controls more than one half of the voting power (a) has the power to appoint or remove the majority of the members of the board of directors (the “Board”) (b) to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements primarily include, but are not limited to, the fair value of the net assets of acquired subsidiaries, the determination of performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables as well as valuation of deferred tax assets.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“US$”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

(e)	Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

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(f)	Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

	December 31,
	2021	2020
	US$’000	US$’000

Cash and cash equivalents	23,188	41,198
Restricted cash	19,952	67,995
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	43,140	109,193

(g)	Restricted cash

Restricted cash represents (a) the cash is frozen relating to the court order; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable. The restricted cash due to the court order primarily consisted of the legal proceeding related to the contract dispute (See note 21, Legal Proceedings). As of December 31, 2021 and 2020, the restricted cash amounted to US$19,951,923 and US$67,994,824, respectively.

The restricted cash is presented separately on the consolidated balance sheets as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Frozen amount	5,358	22,439
Security amount	14,594	45,556
Total restricted cash	19,952	67,995

(h)	Long-term investments

Long-term investments are comprised of investment in Jilin FAW Baosteel Auto Steel Parts Co., Ltd. (“Baosteel”) amounting to US$4,859,900 and US$4,602,909 as of December 31, 2021 and 2020, respectively. The Company held approximately 30% equity interest in Baosteel as of December 31, 2021 and 2020.

The Company uses the equity method of accounting for its investment in, and earning or loss of, the company that it does not control but over which it does exert significant influence. The Company initially records its investment at cost and is included in the long-term investments on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. If an equity investment no longer qualifies to be accounted for under the equity method, the investment’s initial basis for which subsequent changes in value are measured should be the previous carrying amount of the investment.

The Company periodically reviews its equity investment for impairment. Under the equity method of accounting, an impairment loss would be recorded whenever the fair value of an equity investment is determined to be below its carrying. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If any decline in value is determined, an impairment charge would be recorded. There was no impairment loss of long-term investment during the years ended December 31, 2021 and 2020.

(i)	Accounts and notes receivable and allowance for doubtful accounts

Accounts and notes receivable are recorded at the realizable value amount, net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and credit quality of the customers, current economic trends and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off after all collection efforts have been exhausted.

F-68

(j)	Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost on monthly weighted average method. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Salvage value rate is determined to 0% to 5% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	20 years
Machinery and equipment	3 to 25 years
Vehicles	4 to 5 years
Computer and electronic equipment	2 to 5 years
Mold and tooling	1 to 13 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. For the years ended December 31, 2021 and 2020, the gain on the disposal of property were US$10,216 and US$120,692, respectively.

(l)	Intangible assets, net

Intangible assets mainly consist of patents and software. Intangible assets with finite lives are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Patent	5 to 10 years
Software	2 to 10 years

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life are automotive manufacturing permission and trademark as of December 31, 2021 and 2020. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

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(m)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 40 to 50 years that represent the terms of land use rights certificate.

(n)	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Company’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

The Company adopted ASU 2017-04, Intangible – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(o)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

(p)	Warranties

The Company provides a manufacturer’s standard warranty on all vehicles sold. The Company accrues a warranty reserve for the vehicles sold by the Company, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. Changes to the Company’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operation.

The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

Accrued warranty is included in other liabilities and the movement of accrued warranty is as following:

	December 31,
	2021	2020
	US$’000	US$’000

Accrued warranty - beginning of year	1,202	1,708
Warranty costs incurred	(989)	(811)
Provision for warranty	131	238
Translation adjustment	(54)	67
Accrued warranty - end of year	290	1,202

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(q)	Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Company performs; or
●	does not create an asset with an alternative use to the Company and the Company have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Company generally determine standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Company to all performance obligations as conditions under ASC 606-10-32-37 are not met.

For new Master Service Agreements (“MSA”) or for Purchase Orders (“PO”) from new customers, a credit check is required, which establishes collectability of the considerations to which the Company expects to be entitled. Management also has controls in place for the review of credit limits with existing customers. Other considerations in determining collectability include the customer’s payment history, prior or existing customer disputes, if any, and market conditions.

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made or a receivable is recorded, whichever is earlier. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration, or an amount of consideration is due, from the customer. The Company’s contract liabilities are primarily resulted from the performance obligation identified in the vehicle sales contract, which is recorded as deferred revenue and revenue will be recognized when future goods or services are transferred. Besides, amounts received on behalf of third parties are recorded as other current liabilities.

Vehicle Sales

Vehicle sales revenue includes revenues related to deliveries of new vehicles under the definition of a performance obligation under ASC 606. The Company recognizes revenue on vehicle sales upon delivery to the customer, which is when the control of a vehicle transfers. For the obligations related to the vehicle sales, the Company estimates the standalone selling price by considering costs used to develop and deliver the service, third-party pricing of similar options and other information that may be available.

The Company provides a manufacturer’s limited warranty on all new vehicles sold to the customers, ensuring that the vehicles comply with agreed-upon specifications. As the manufacturer’s limited warranty is not separately sold to the customers, the Company does not consider the warranty as a separate performance obligation under the ASC 606-10-55-31.

Sales of vehicle parts and accessories

The Company recognizes revenue upon transfer of control to the customer which occurs at a point in time. When the Company performs shipping and handling activities after the transfer of control to the customer, they are considered as fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized.

Practical expedients and exemptions

The Company follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that labor related to assurance-type warranties is not a performance obligation considering this service is value-added service to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of this service will be very limited. The Company also performs an estimation on the stand-alone fair value of the promise applying a cost-plus margin approach and concludes that the standalone fair value of foresaid service is insignificant, representing less than 5% of vehicle gross selling price and aggregate fair value of each individual promise.

F-71

(r)	Cost of revenue

Cost of revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty cost. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(s)	Cost of revenue – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Operating costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance and property taxes. The Company charges for labor and overhead allocated to its finished goods are determined on a daily basis which is lower than its actual costs incurred. Operating costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to US$23,342,028 and US$38,918,358 for the years ended December 31, 2021 and 2020, respectively.

(t)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2021 and 2020, R&D expenses were US$15,419,764 and US$5,689,177, respectively.

(u)	Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation, transportation cost, and packaging fee. Selling costs are expenses as incurred. For the years ended December 31, 2021 and 2020, total sales and marketing expenses were US$1,863,556 and US$2,558,237, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2021 and 2020, general and administrative expenses were US$48,576,938 and US$31,887,616, respectively.

(v)	Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately US$7,276,454 and US$5,712,279 for the years ended December 31, 2021 and 2020, respectively.

(w)	Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consist of specific subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with conditions attaching to them and the grants will be received. Hence, the Company recorded specific subsidies as other non-current liabilities when received and the specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the years ended December 31, 2021 and 2020, the Company has recognized US$80,995,235 (RMB 522,651,736) and US$60,833,879 (RMB 419,884,922), respectively, of specific subsidies received from the government.

F-72

The following table summarizes information related to government grant income received and recognized by the Company:

	December 31,
	2021	2020
	US$’000	US$’000

Government grant income recorded in other income (expense), net	80,995	60,834

(x)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

(y)	Value-added tax

The Company is subject to statutory VAT of 13%, 6%, 9% for revenue from sales of vehicles and spare parts, and other services, respectively, in PRC.

(z)	Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustment and actuarial loss arising from changes in financial assumptions on the Company’s defined contribution plan that has been excluded from the determination of net loss.

(aa)	Earnings (losses) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted-average ordinary shares outstanding for the period. Potentially dilutive shares, which are based on the weighted-average ordinary shares underlying outstanding stock-based awards, warrants, or options using the treasury stock method or the if-converted method, if applicable, are included when calculating diluted net earnings (loss) per share attributable to holders of ordinary shares when their effect is dilutive.

(bb)	Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products and services are offered mutually. Considering the acquisition of FAW Jilin Automobile Co., Ltd (“FAW Jilin”) in 2019 and continued restructuring and streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) continues to make decisions with regards to business operations and resource allocation based on evaluation of Chijet as a whole. Accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

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3. RECENT ACCOUNTING PRONOUNCEMENT

Recently adopted accounting pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, to simplify the test for goodwill impairment by removing Step 2. An entity will, therefore, perform the goodwill impairment test by comparing the fair value of a reporting unit with it carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is prospective. The Company adopted the ASU on January 1, 2020, which did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company adopted the ASU prospectively on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company adopted the ASU prospectively on January 1, 2021, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of operations and the statement of cash flows is largely unchanged from previous GAAP. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In June 2020, the FASB postponed the effective date of the new lease standard, which will become effective after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, for entities other than public and Not-for-profit entities. The Company has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will implement the new lease standard on January 1, 2022, using the modified retrospective method. The Company expected to elect the package of practical expedients permitted under the transition guidance with ASC 842, which among others, allows the Company to carry forward certain historical conclusions reached under Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company expected to elect not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company is expected to elect the land easement transition practical expedient and does not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company expected the adoption would result in recognition of right of use (“ROU”) assets of US$354,389 and right of use liabilities of US$1,828,536 upon the adoption date.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for certain to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company still evaluating the impact of the new guidance on the consolidated financial statements.

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In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the consolidated financial statements.

4. CONCENTRATION OF RISK

(a)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, accounts and notes receivable, and accounts and notes payable. The maximum exposure of such financial instruments to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2020, substantially all of the Company’s cash and cash equivalents and restricted cash were placed with the PRC. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Company uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b)	Customer risk

As of December 31, 2021, one customer held 94% of the total accounts and notes receivable.

As of December 31, 2020, two customers held 86% and 11% of the total accounts and notes receivable, respectively.

During the year ended December 31, 2021, two customers held 35% and 28% of the total revenue, respectively. Both customers were determined as related parties under ASC 850.

(c)	Foreign currency exchange rate risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Company’s oversea financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

F-75

5. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and allowance for doubtful accounts consisted of the following:

	December 31,		January 1,
	2021	2020	2020
	US$’000	US$’000	US$’000

Accounts receivable	37	259	507
Notes receivable	-	366	4,250
Less: allowance for doubtful accounts	(26)	-	-
Net accounts and notes receivable	11	625	4,757

Notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. The Company recognized an allowance of US$94,038 including the amount from related party of US$67,970 for the year ended December 31, 2021 and US$430,413 which was all from related party for the year ended December 31, 2020. The accounts and notes receivable net amount from related parties are presented in Note 20.

6. INVENTORY

Inventory consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Finished goods	30,731	17,689
Raw materials	14,939	16,186
Work-in-process	11,345	8,292
Inventory, subtotal	57,015	42,167
Less: inventory impairment provision	(25,821)	(16,513)
Inventory, net	31,194	25,654

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of vehicles in production which will be transferred into production cost when completed.

For the years ended December 31, 2021 and 2020, write-downs of inventories to net realizable value were US$20,327,670 and US$19,747,624, respectively.

7. OTHER CURRENT ASSETS

Other receivable, prepayments and other current assets consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Prepayments for materials	14,246	4,766
Prepayments for R&D	1,964	309
Prepayments for utilities	1,020	1,073
Other prepayments	461	424
Prepayments to related parties	3,854	1,518
Deductible value-added tax input	7,153	6,578
Other receivable	241	500
Subtotal	28,939	15,168
Less: allowance for doubtful accounts	-	-
Net balance	28,939	15,168

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8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000
At cost:
Buildings	188,871	183,678
Mold and tooling	11	14
Computer and electronic equipment	9,267	8,746
Machinery and equipment	436,462	423,659
Vehicles	1,039	1,019
Other logistic equipment	7,580	7,422
Construction in progress	8,848	4,330
Property, plant and equipment, subtotal	652,078	628,868
Less: accumulated depreciation	(374,216)	(314,551)
Less: accumulated impairment	(7,216)	(1,103)
Property, plant and equipment, net	270,646	313,214

Impairment of US$6,054,204 and US$522,222 were recognized for the years ended December 31, 2021 and 2020, respectively.

Depreciation expense recognized for the years ended December 31, 2021 and 2020 were US$50,779,609 and US$55,541,140, respectively.

The carrying amount of buildings pledged by the Company to secure the borrowings as of December 31, 2021 and 2020 were US$44,509,532 and US$48,821,571, respectively. In addition, the carrying amount of machinery and equipment pledged by the Company to secure the borrowings as of December 31, 2021 and 2020 were US$70,938,402 and US$97,268,322, respectively.

The carrying amount of machinery and equipment that was frozen due to the court order as of December 31, 2021 was US$911,026.

9. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	December 31, 2021
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	434	(330)	104
Patent	232	(232)	-
Total finite-lived intangible assets	666	(562)	104
Indefinite-lived intangible assets:
Trademark and manufacturing license	142,292	-	142,292
Total indefinite-lived intangible assets	142,292	-	142,292
Total intangible assets	142,958	(562)	142,396

	December 31, 2020
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	US$’000	US$’000	US$’000
Finite-lived intangible assets:
Computer software	300	(268)	32
Patent	226	(225)	1
Total finite-lived intangible assets	526	(493)	33
Indefinite-lived intangible assets:
Trademark and manufacturing license	138,437	-	138,437
Total indefinite-lived intangible assets	138,437	-	138,437
Total intangible assets	138,963	(493)	138,470

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No impairment charges were recognized on intangible assets for the years ended December 31, 2021 and 2020, respectively.

Amortization expense of intangible assets were US$44,815 and US$27,117 for the years ended December 31, 2021 and 2020, respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

US$’000

For the year ending December 31, 2022	50
2023	50
2024	1
2025	1
2026	1
2027 and thereafter	1
Total	104

10.	LAND USE RIGHTS, NET

Land use right consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Land use rights	172,560	167,884
Less: accumulated amortization	(23,208)	(19,134)
Land use rights, net	149,352	148,750

During the year ended December 31, 2019, the Company obtained three operating lease arrangements for land use rights with a fair value of RMB 615,419,000 or US$88,380,366 through the acquisition of FAW Jilin. One land is for commercial land use and expires in 2050. The other two lands are for industrial use and expire in 2061 and 2062, respectively. The land use rights provided a total area of 13 million square feet.

During the year ended December 31, 2020, the Company entered into an operating lease arrangement for land use right with a local government of Shandong for an initial term of 50 years. The land is located in Yantai, and the land is for industrial use.

Amortization expense of land use right were US$3,487,707 and US$2,645,468 for the years ended December 31, 2021 and 2020, respectively.

11. GOODWILL

On December 27, 2019 (the “Acquisition Date”), Baoya completed an acquisition of FAW Jilin. Pursuant to the related Agreement and Plan of Merger, the purchase price was US$214,414,363 (RMB 1,500,000,000).

Baoya accounted for the acquisition using the purchase method of accounting for business combinations under ASC 805, Business Combinations. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities based on their estimated fair value as of the Acquisition Date.

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Fair value measurement was prepared by the reputable independent appraiser. The estimates are based on complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives and the expected future cash flows and related discount rates, can materially impact the consolidated financial statements. Significant inputs used for the model included the amount of cash flows, the expected period of the cash flows and the discount rates.

The allocation of the purchase price was based on the fair values as of the Acquisition Date of the assets acquired and liabilities assumed, as follows:

	US$’000	RMB’000
Assets acquired:
Cash and cash equivalents	235,165	1,645,169
Accounts and notes receivable	111,511	780,105
Other receivable	262	1,829
Inventory	30,766	215,232
Property, plant and equipment, net	273,142	1,910,844
Equity investment	4,773	33,391
Intangible assets	129,315	904,663
Land use right	87,970	615,419
Prepayments and other assets, current and non-current	53,820	376,512
Total assets acquired	926,724	6,483,164
Liabilities and equity assumed
Short-term borrowing	(28,589)	(200,000)
Accounts and notes payable	(160,346)	(1,121,745)
Contract liabilities	(11,904)	(83,276)
Accounts and other liabilities	(20,830)	(145,725)
Long-term payables	(249,417)	(1,744,870)
Accrued post-employment and termination benefits	(73,634)	(515,130)
Other payable, current and non-current	(81,749)	(571,898)
Noncontrolling interest	(88,575)	(619,653)
Total liabilities and equity assumed	(715,044)	(5,002,297)
Net assets acquired	211,680	1,480,867
Goodwill	2,735	19,133
Total purchase price	214,415	1,500,000

Goodwill of US$2,734,935 (RMB 19,133,060) was represented the excess of the purchase price over the fair value of the net assets acquired as of the Acquisition Date and was primarily attributable to the expected synergies from integrating FAW Jilin’s technology into the automotive segment as well as the acquired workforce. For the years ended December 31, 2021 and 2020, the goodwill was US$3,010,378 and US$2,928,813, respectively. The change was due to foreign currency translation adjustments during the year ended December 31, 2021. There were no accumulated impairment losses as of December 31, 2021 and 2020.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Deductible value-added tax input	57,090	50,070
Others	1,739	240
Total	58,829	50,310

Non-current deductible value-added tax input mainly consists of VAT which will not be deducted within one year.

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13. ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Accounts payable	29,153	41,584
Notes payable	9,632	12,619
Total	38,785	54,203

Notes payable consisted of bank note payable provided by the Company to its suppliers. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payable are generally payable within six months. These notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of funds at the bank as a guarantee deposit, which is classified on the consolidated balance sheet as restricted cash.

14. CONTRACT LIABILITIES

Contract liabilities primarily consisted of advance payments from customers prior to the transfer of goods or services by the Company. The payment amounts and timing vary depending on the vehicle model, the energy product and the location of delivery. Contract liabilities are included in current liabilities until refunded or until they are applied towards the revenue.

	December 31,
	2021	2020
	US$’000	US$’000

Contract liabilities - beginning of year	5,594	6,032
A change in time frame for a performance obligation satisfied	(14,667)	(4,509)
Advance received	15,164	3,717
Translation adjustment	163	354
Contract liabilities - subtotal	6,254	5,594
Less: contract liabilities to related parties	(1,796)	(2,110)
Contract liabilities - end of year	4,458	3,484

15. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consisted of the following:

	December 31,
	2021	2020
	US$’000	US$’000

Payroll payable	7,747	5,830
Accrued post-employment and termination benefits - current portion	10,828	11,631
Business and other taxes payable	661	1,256
Accrued expenses	18,529	22,197
Other payable secured by acceptance draft	4,168	17,719
Other payable	7,517	7,149
Total	49,450	65,782

16. LONG-TERM PAYABLE

In May 2016, the Company entered two loans with unrelated non-financial institutions. The purpose of the borrowing was solely for the development of the Electric Vehicle industry in Xiangyang, PRC, and cannot be used for any other purposes. The loans bear no interest, and the maturity date was determined depending on the development status. Due to the nature of the loans, the Company was subject to the fulfillment of covenants relating to the Company’s consolidated statement of financial position performance and results, which are commonly found in lending arrangements in the industry. The Company regularly monitors its compliance with these covenants. The carrying value of the borrowings approximates its fair value as of December 31, 2021 and 2020. As of December 31, 2021 and 2020, the outstanding principal were US$109,287,411 (RMB 694,598,000) and US$106,326,328 (RMB 694,598,000), respectively. The difference in the principal was primarily due to the change in the currency exchange rate.

The covenants associated with the loans were that the loan proceeds need to be repaid if the project does not meet the conditions for applying for government subsidies as stipulated in the contract within five consecutive years after the year of the project began. The Company started the project in July 2017, and a five-year period would end in 2022 (from 2018 to 2022). Due to the production interruption in 2019, the Company’s eligibility for the government subsidy is remote. As a result, the loans was reclassified as current portion as of December 31, 2021 and the amount is due by July 2022.

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17. ACCRUED POST-EMPLOYMENT AND TERMINATION BENEFITS

The Company paid post-employment obligations to its retired employees. In addition, the Company was committed to make periodic benefits payments to certain former employees, who were terminated or early retired. These benefits were only applicable to the qualifying employees.

The Company has three defined benefits, non-contributory retirement or termination plans that cover qualifying employees. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For the years ended December 31, 2021 and 2020, the Company made cash payments of US$11,848,936 (RMB 76,460,000) and US$11,286,257 (RMB 77,900,000), respectively, to settle part of the defined benefit plans, details of the movements of the defined benefit plans during the year are presented below.

The Company’s net obligation in respect to defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The actuarial valuation of the present value of the defined benefit obligations as of December 31, 2021 and 2020 were prepared by an independent firm of actuaries, Willis Towers Watson, a member of China Association of Actuaries.

In accordance with ASC 715-30, Benefit Plans–Pension, the following components have been included in the net obligation recognized for a period by the Company: (i) service cost; (ii) interest cost; (iii) expected return on plan assets, if any; (iv) amortization of any prior service cost or credit included in accumulated other comprehensive income; and (v) gain or loss (including the effects of changes in financial assumptions), which includes, to the extent recognized, amortization of the net gain or loss included in accumulated other comprehensive income. The present value of the defined benefit obligations, and the related service costs were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	2021	2020

Discount rate	2.50% - 3.25%	3.00% - 3.75%
Mortality rate	(2010-2013) - CL5/CL6 up 2 years
Annual withdrawal rate	3.00%	3.00%
Annual increase rate of supplemental medical benefits	6.00%	6.00%
Annual increase rate of social insurance, housing fund and EAP	8.00%	8.00%

Movements in the present value of the retirement and supplemental benefit obligations during the years are as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Beginning of year	80,734	85,165
Interest costs	2,202	2,296
Benefits paid	(11,849)	(11,286)
Service costs	60	54
Actuarial (gains) loss arising from changes in financial assumptions	1,523	(569)
Translation adjustment	2,124	5,074
End of year	74,794	80,734

The amount of retirement and supplemental benefit obligations recognized in the consolidated balance sheets are determined as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Beginning of year	74,794	80,734
Less: net amount due within one year	(10,828)	(11,631)
Net amount due after one year	63,966	69,103

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For the years ended December 31, 2021 and 2020, the non-current liabilities were US$63,965,985 and US$69,103,127, respectively.

For the years ended December 31, 2021 and 2020, the current portion of the accrued post-employment and termination benefits were US$10,828,076 and US$11,630,719, respectively. The amounts were included in accruals and other current liabilities (Note 15) and presented on the consolidated balance sheets.

The following amounts were recorded in the consolidated statements of operations as components of the net periodic benefit cost:

	December 31,
	2021	2020
	US$’000	US$’000

Service costs	60	54
Interest costs	2,202	2,296
Net periodic benefit cost	2,262	2,350

The following amounts were recorded in the consolidated statements of comprehensive loss:

	December 31,
	2021	2020
	US$’000	US$’000

Actuarial (gain) loss arising from changes in financial assumptions	888	-
Past service costs	-	-
Amortization recognized in net period benefit cost	-	-
Total	888	-

Expected future benefit payments for each of the next five years is as follows:

US$’000

For the year ending December 31, 2022	10,828
2023	10,159
2024	9,302
2025	8,556
2026	7,713
Total	46,558

18. ORDINARY SHARES

In July 2021, Chijet Inc. was incorporated in the Cayman Islands. In May 2022, Chijet became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of 500,000,000 authorized shares of Chijet were designated as Ordinary Shares. Each Ordinary Share is entitled to one vote. Upon the Reorganization, Chijet issued ordinary shares to shareholders of Baoya in exchange for respective equity interests that they held in Baoya immediately before the Reorganization. Share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

Each ordinary share has US$0.0001 par value. As of December 31, 2021 and 2020, Chijet had issued and outstanding ordinary shares of 266,102,827 and 266,102,827, respectively. The ordinary shares are held in stock certificate.

During the year ended December 31, 2020, one of the long-term payable due to minority equity interest holder of FAW Jilin of US$83,916,677 (RMB 593,400,000) had been forgiven and converted to capital contribution by noncontrolling interest shareholder.

Statutory Reserves and Restricted Net Asset

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in PRC.

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The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital but are not distributable as cash dividends.

Because the Company’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Company’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Company’s entities in the PRC (mainland) not available for distribution, were US$140,826,719 and US$140,826,719, as of December 31, 2021 and 2020, respectively.

19. INCOME TAXES

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, Chijet Inc. is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Company’s subsidiary, Baoya Technology Holdings Limited is incorporated in the BVI and under the current laws of the BVI, Baoya Technology Holdings Limited is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Baoyaev Group Limited, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Composition of income tax benefits for the periods presented are as follow:

December 31,
	2021	2020
	US$’000	US$’000

Current income tax expenses (benefits)	-	-
Deferred income tax expenses (benefits)	-	-
Income tax expenses	-	-

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Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	December 31,
	2021	2020
	US$’000	US$’000

Loss before income tax expenses	(62,552)	(58,466)
Income tax benefits computed at the PRC statutory income tax rate of 25%	(15,638)	(14,617)
Effect of exempted revenue on taxes	(17,352)	(14,488)
Effect of additional deduction for qualified R&D expenses	(2,313)	(548)
Effect of changes in asset value	1,999	3,261
Non-deductible expenses	182	164
Changes in valuation allowance and others	33,122	26,228
Income tax expenses	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets (liabilities) consisted of the following components:

	December 31,
	2021	2020
	US$’000	US$’000
Deferred tax assets
Net operating loss carryforwards	179,577	181,911
Accrued warranty	72	300
Accrued expenses	9,984	6,142
Investment loss	627	612
Inventory impairment	6,435	4,128
Fixed assets impairment provision	1,757	232
Bad debts	24	63
Accrued payroll	18,640	20,183
Depreciation	360	285
Subtotal	217,476	213,856

Fair value change of fixed assets	(14,337)	(15,811)
Fair value change of intangible assets	(4,433)	(4,425)
Total deferred tax liabilities	(18,770)	(20,236)

Net deferred tax assets	198,706	193,620
Less: valuation allowance	(198,706)	(193,620)
Deferred tax assets, net of valuation allowance	-	-

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of US$710,164,536 (RMB 4,527,796,034) that will expire in one to five years for deduction against future taxable profits. US$134,708,452 (RMB 856,166,511) and US$151,600,034 (RMB 990,357,539) were expired in 2021 and 2020, respectively.

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20. RELATED PARTIES

The principal related parties with which the Company had transactions during the years presented are as follows:

(a)	Relationship:

Name of Entity or Individual	Relationship with the Company
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	Affiliate
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	Affiliate
Zhang Jiannong	Shareholder
Jinan Tangqing Investment Co., Ltd.	Principal owner (Disposed on September 1, 2021)
Mu Hongwei	Principal Owner/Director
Wang Qingjun	Shareholder
China FAW Co., Ltd.	Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	Non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun FAW Yanfeng Visteon Electronics Co., Ltd.	Affiliate of non-controlling interest shareholder
Changchun Fuvian Daituo Auto Trim System Co., Ltd. Jilin Branch	Affiliate of non-controlling interest shareholder
Changchun Jiangsen Automatic Control Automobile Trimming System Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Group Import & Export Co., Ltd.	Affiliate of non-controlling interest shareholder
China FAW Technology Center	Affiliate of non-controlling interest shareholder
FAW Bestune Car Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Bus (Dalian) Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Logistics Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW Mould Manufacturing Co., Ltd.	Affiliate of non-controlling interest shareholder
FAW-Volkswagen Automobile Co., Ltd.	Affiliate of non-controlling interest shareholder
Machinery Industry Ninth Design and Research Institute Co., Ltd.	Affiliate of non-controlling interest shareholder
Qiming Information Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Qingjian Group Co., Ltd.	Affiliate of non-controlling interest shareholder
Sichuan FAW Toyota Motor Co., Ltd. Changchun Fengyue Company	Affiliate of non-controlling interest shareholder
Sichuan FAW Toyota Motor Co., Ltd.	Affiliate of non-controlling interest shareholder

(b)	The following table consists of the total amount of transactions that have been entered into with related parties:

i)	For the year ended December 31, 2021

	US$’000
	Sales of goods	Purchase of goods	Accounts receivable	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	1,705	-	-	634	-	-
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	362	3,307	-	-	2,293	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	-	132,080

Shareholder
Zhang Jiannong	-	-	-	-	-	-	713

Principal owner (Disposed on September 1, 2021)
Jinan Tangqing Investment Co., Ltd.	-	-	-	-	-	-	1,835

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	-	264

Shareholder
Wang Qingjun	-	-	-	-	-	-	311

Non-controlling interest shareholder
China FAW Co., Ltd.	-	631	-	76,271	724	65	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	-	5,926

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	-	418	-	705
Changchun FAW Yanfeng Visteon Electronics Co., Ltd.	-	508	-	-	154	-	-
China FAW Group Co., Ltd.	-	-	-	-	-	-	28,155
China FAW Group Import & Export Co., Ltd.	6,332	187	21	-	76	796	29
China FAW Technology Center	412	-	8	-	-	-	-
FAW Bestune Car Co., Ltd.	7,822	9,297	-	-	597	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	-	847	-
FAW Finance Co., Ltd.	-	-	-	45	-	-	188,452
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	-	3,035	-	102
FAW Logistics Co., Ltd.	-	42	-	-	3,105	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	-	45,138	-	-
FAW-Volkswagen Automobile Co., Ltd.	316	-	71	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	39	10,160	278	-	3,535	-	-
Qiming Information Technology Co., Ltd.	-	354	-	-	943	-	939
Qingjian Group Co., Ltd.	-	-	-	-	857	-	-

Other	-	117	30	52	147	88	71

Total	15,283	26,308	408	76,368	61,656	1,796	359,582

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ii)	For the year ended December 31, 2020

	US$’000
	Sales of goods	Purchase of goods	Accounts receivable	Amounts due from related parties	Accounts payable	Contract liabilities	Amounts due to related parties
Affiliate
Jilin FAW Baosteel Auto Steel Parts Co., Ltd.	-	673	-	-	306	-	1
Jilin Jiqi-Longshan Automobile Chassis Co., Ltd	1,033	-	-	-	-	-	-
Yantai Guofeng Investment Holding Group Co., Ltd.	-	-	-	-	-	-	179,924

Shareholder
Zhang Jiannong	-	-	-	-	-	-	694

Principal owner (Disposed on September 1, 2021)
Jinan Tangqing Investment Co., Ltd.	-	-	-	-	-	-	1,785

Principal Owner/Director
Mu Hongwei	-	-	-	-	-	-	257

Shareholder
Wang Qingjun	-	-	-	-	-	-	303

Non-controlling interest shareholder
China FAW Co., Ltd.	38	517	1	86,651	546	-	-
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	-	-	-	-	-	-	5,459

Affiliate of non-controlling interest shareholder
Changchun FAW International Logistics Co., Ltd.	-	-	-	-	407	-	686
Changchun Fuvian Daituo Auto Trim System Co., Ltd. Jilin Branch	-	-	-	-	14,695	-	-
China FAW Co., Ltd. Comprehensive Deepening Reform Committee Office	-	-	-	53,301	-	-	-
China FAW Group Co., Ltd.	-	-	-	-	-	-	27,392
China FAW Group Import & Export Co., Ltd.	2,912	49	-	-	459	1,213	28
China FAW Technology Center	1,138	-	-	-	-	-	-
FAW Bestune Car Co., Ltd.	17,857	18,248	3,519	-	2,178	-	-
FAW Bus (Dalian) Co., Ltd.	-	-	-	-	-	824	-
FAW Finance Co., Ltd.	-	-	-	376	-	-	176,454
FAW Logistics (Changchun Lushun) Storage and Transportation Co., Ltd.	-	-	-	-	2,952	-	99
FAW Logistics Co., Ltd.	-	133	-	-	7,750	-	-
FAW Mould Manufacturing Co., Ltd.	-	-	-	-	33,073	-	-
FAW-Volkswagen Automobile Co., Ltd.	411	-	-	-	-	-	-
Machinery Industry Ninth Design and Research Institute Co., Ltd.	66	2,886	430	-	11,687	-	-
Qiming Information Technology Co., Ltd.	-	63	-	-	1,040	-	1,356
Qingjian Group Co., Ltd.	-	-	-	-	997	-	63

Other	560	21	91	16	435	73	121

Total	24,015	22,590	4,041	140,344	76,525	2,110	394,622

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(c)	The following table consists of the financing that have been entered into with related parties:

i)	For the year ended December 31, 2021

	US$’000
	Interest expenses	Financing with related parties
Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	8,545	116,431

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	256	5,307

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	7,295	181,171

Total	16,096	302,909

ii)	For the year ended December 31, 2020

	US$’000
	Interest expenses	Financing with related parties
Affiliate
Yantai Guofeng Investment Holding Group Co., Ltd.	11,725	168,384

Non-controlling interest shareholder
Dezhou Economic and Tech Development Zone Jingtai Investment Co., Ltd.	194	5,110

Affiliate of non-controlling interest shareholder
FAW Finance Co., Ltd.	8,401	176,262

Total	20,320	349,756

During the years ended December 31, 2021 and 2020, Baoya entered loans with Yantai Guofeng Investment Holding Group Co., Ltd. The loans are bearing an interest rate of 6.5%. The loans are mature on December 9, 2023. Pursuant to the loan agreements, if Baoya met certain development conditions, part of the loan could be transferred to a government subsidy, and the relevant interest will be waived. For the years ended December 31, 2021 and 2020, the principal amount converted to government subsidies were US$55,788,870 (RMB 360,000,000) and US$57,952,537 (RMB 400,000,000).

During the years ended December 31, 2021 and 2020, FAW Jilin entered pledged loans with FAW Finance Co., Ltd. The loans are bearing rates between 3.915% and 4.75%. The loans will mature gradually from 2022 to 2025. Pursuant to the agreements, FAW Jilin will make four installment payments of US$45,292,808 (RMB 287,867,500) each for the remaining principal balance. The carrying amount of buildings pledged by the Company to secure the borrowings as of December 31, 2021 and 2020 were US$44,509,532 and US$48,821,571, respectively. In addition, the carrying amount of machinery and equipment pledged by the Company to secure the borrowings as of December 31, 2021 and 2020 were US$70,938,402 and US$97,268,322, respectively.

21. COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Capital commitments

As of December 31, 2021, the Company had several capital commitments with a total contract amount of US$89,942,886 (RMB 571,650,000). Where US$31,331,984 (RMB 199,136,688) is due within one year. The capital commitment includes but is not limited to construction, equipment, and molding and tooling.

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(b)	Operating lease commitments

Operating lease commitments contracted for at the balance sheet dates but not recognized in the consolidate dated financial statements was US$2,041,561 (RMB 12,975,552). Where US$1,231,608 (RMB 7,827,731) is due within one year.

(c)	Parts purchase commitment

During the year ended December 31, 2021, the Company entered several trial production and development agreements for tooling fee for a total of approximate US$1.5 million (RMB 9.7 million). Pursuant to the agreement, the Company shall order a certain quantity in a certain period from the supplier. In addition, the Company shall pay an initial deposit upon receipt of the VAT invoice from the supplier. The remaining balance will be amortized based on certain units at the price of parts and components for certain period after agreed-upon date. At the end of the period, when the tooling fee has not been fully amortized, the supplier will issue the VAT invoice to the Company for the residual balance.

Prior to year ended December 31, 2019, the Company entered into various agreements with various suppliers for production and development. The balance of contractual commitment was approximately $24.9 million (RMB 159.0 million) and $24.2 million (RMB 159.0 million) as of December 31, 2021 and 2020, respectively. The Company expects to meet the commitment. However, the fulfillment of commitment cannot be guaranteed. If the Company cannot fulfill the commitment before the due date, there should be a loss to be recognized. However, the loss amount, if any, cannot be reasonably estimated as of December 16, 2022.

Contingencies

(a)	Legal proceedings

The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FAW Jilin was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of FAW Jilin in December 2019. These legal proceedings include the CO23 and other models in FAW Jilin’s EOP project. Additionally, there were a lot of labor disputes arising from the corporate reorganization in 2003, including but not limited to loss of files, labor relationships, default in social insurance, and other labor disputes. In recent years, there has been a risk of not being able to complete the agreed-upon payments for the auto molding that have not been produced for a long time. As a result, there may be a substantial risk of litigation. Furthermore, there is a risk that the Company cannot fulfill the settlement agreements arising from the corporate reorganization that entered in 2021 and 2020. As of the date of this report, most of these legal proceedings were settled. The settlement amounts were accrued and included in Accrued and Other Current Liabilities.

On October 2022, one of FAW Jilin’s supplier filed a lawsuit in district court against FAW Jilin, claiming FAW Jilin failed to pay its bills, in the amount of approximately USD $154,000. The Company intended to defend against the lawsuit. As of December 16, 2022, the Company estimated the amount of probable loss was not material taken the financial statement as a whole.

Other than the unpaid contract amount that the Company assumed from FAW Jilin Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 31, 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from China FAW Group Corporation (“FAW Group”), FAW Group also agreed in the FAW Jilin Acquisition Agreement that, it will indemnify damages and loss arising from the following case:

In 2017, FAW Jilin’s three independent dealers in Beijing have been fined a total of US$5,349,528 (RMB 34,000,000) by Beijing’s Chaoyang District Market Supervision Administration for selling vehicles that failed to meet emission standards. As the third party, FAW Jilin has not been judged to be liable for joint and several compensations, but as the manufacturer, FAW Jilin may faces the risk of being claimed by the dealer. As of the reporting date, and the possibility and amount of contingency cannot be estimated given the current status.

22. SUBSEQUENT EVENT

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued and no subsequent events, other than noted below, occurred that require accrual or disclosure.

In June 2022, Chijet issued 53,879,310 shares of common stock in exchange for 17.245% stake in Shandong Baoya New Energy Co., Ltd. from two shareholders. In addition, Chijet acquired 67.927% stake in Shandong Baoya New Energy Co., Ltd. from seven individuals and institutional shareholders through Baoya New Energy (Shandong) Co., Ltd., a wholly-owned subsidiary of Chijet in a total consideration of 7 Renminbi. For financial reporting purposes, the acquisition of Shandong Baoya New Energy Co., Ltd. represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Accordingly, the consolidated financial statements of Chijet Inc. and subsidiaries reflect the accounting of the combined acquired subsidiaries at historical carrying values, except that equity reflects the equity of Chijet Inc. Such acquisition shall be deemed as business reorganization.

On July 12, 2022, Chijet entered into a definitive Business Combination Agreement (the “DMAQ BCA”) with Deep Medicine Acquisition Corp., (“DMAQ”) a blank check, special purpose acquisition company incorporated as a Delaware corporation. On September 6, 2022, the DMAQ BCA was amended to extend the due diligence period until and ending on September 20, 2022, which was subsequently extended to September 30, 2022 pursuant to the second amendment of the DMAQ BCA, dated September 16, 2022. On September 26, 2022, Chijet was informed by DMAQ that the DMAQ BCA was terminated and neither Chijet nor DMAQ should be obligated to pay any penalties pursuant to the terms of the DMAQ BCA.

F-88

On October 25, 2022, Chijet entered into a definitive Business Combination Agreement (the “JWAC BCA”) with Jupiter Wellness Acquisition Corp., (“JWAC”) a blank check, special purpose acquisition company incorporated as a Delaware corporation, each of the referenced holders of Chijet’s outstanding capital shares (collectively, the “Sellers”) and certain other parties formed in connection with the transactions contemplated by the JWAC BCA, including Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Chijet (“Pubco”). Pursuant to the JWAC BCA, subject to the terms and conditions set forth therein, at the closing of the JWAC BCA (the “Closing”), (a) Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”) will merge with and into JWAC, with JWAC continuing as the surviving entity and a wholly-owned subsidiary of Pubco (the “Merger”), and with shareholders of JWAC receiving substantially equivalent securities of Pubco, and (b) immediately prior to the Merger, Pubco will acquire all of the issued and outstanding ordinary shares of Chijet (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco and Chijet shall surrender for no consideration its shares in Pubco, with Chijet likewise becoming a wholly-owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”). In the Share Exchange, Pubco shall issue and deliver to the Sellers an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), with each Pubco Ordinary Share valued at the redemption price of JWAC shares, subject to adjustment as set forth in the JWAC BCA, and all upon the terms and subject to the conditions set forth in the JWAC BCA. In addition, the issuance to certain of the Sellers (the “Earnout Participants”) of Exchange Shares having a value of Six Hundred and Seventy Four Million U.S. Dollars ($674,000,000), with each of such shares being valued at the redemption price (such Pubco ordinary shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the earnings thereof, the “Earnout Shares”), and each of the Earnout Participants shall have the contingent right to receive a pro rata portion of such Earnout Shares and earnings thereon (such pro rata allocation based on the number of Purchased Shares owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants) based on Pubco and its subsidiaries achieving certain financial performance metrics over for calendar years 2023, 2024 and 2025 or meeting certain stock price metrics from the closing until 30 trading days after the date on which Pubco files its annual report for the calendar year ended December 31, 2023, 2024 and 2025, respectively with the SEC. To the extent that any such Earnout Shares are not earned, they (along with income thereon) will be redistributed pro rata to the holders of contingent value right (“CVR”).

On December 5, 2022, the Company entered into an unsecured promissory note in the principal amount of $1,380,000 with Jupiter Wellness Acquisition Corp. (“JWAC”), a Delaware blank check company. The company also entered into a business combination agreement with JWAC , among others, on October 25, 2022. The Note is non-interest bearing and payable in cash upon the closing of the Company’s initial business combination. In the event that the Company fails to complete an initial business combination prior to the deadline set forth in its governing document, no payment will be due under the Note and the principal balance of this Note will be forgiven.

In connection with the issuance of the Note, on December 5, 2022, the Company deposited an aggregate of $1,380,000 into the trust account of JWAC for its public stockholders, which enables the Company to further extend the period of time it has to consummate its initial business combination by three months from December 8, 2022 to March 8, 2023 (the “Extension”). The Extension is the first of up to two three-month extensions permitted under the Company’s governing documents.

23. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

The Company did not pay any dividend for the periods presented. As of December 31, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As of December 31, 2021 and 2020, the parent company’s share of losses of an investee exceed the carrying amount of an investment accounted for by the equity method. As a result, the parent company discontinued applying the equity method in accordance with ASC 323-10-35-20.

F-89

CHIJET INC.

CONDENSED BALANCE SHEETS

(Amounts in thousands of US$, except for number of shares and per share data)

ASSETS	December 31, 2021	December 31, 2020
Current assets:
Total current assets	$-	$-

Total assets	$-	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Investments in subsidiaries	$-	$-
Amounts due to related parties	8	-
Total current liabilities	8	-

Total liabilities	8	-

Stockholders’ equity:
Ordinary share	27	27
Accumulated deficit	(35)	(27)

Total stockholders’ equity	(8)	-

Total liabilities and stockholders’ equity	$-	$-

F-90

CHIJET INC.

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

	For the Year Ended December 31,
	2021	2020

Revenues	$-	$-
Cost of revenue	-	-
Gross loss	-	-

Operating expenses:

Selling, general and administrative	8	-
Total operating expenses	8	-

Loss from operations	(8)	-

Other expense:
Loss on equity investment	-	-
Total other expense, net	-	-

Loss from operations before income taxes	(8)	-

Provision for income tax benefits (expenses)	-	-

Net loss	(8)	-

Other comprehensive income (loss)
Foreign currency adjustments	-	-

Comprehensive loss	$(8)	$-

F-91

CHIJET INC.

CONDENSED STATEMENT OF CASH FLOWS

(Amounts in thousands of US$, except for number of shares and per share data)

For the Year Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(8)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on equity investment	-	-
Changes in operating assets and liabilities:
Amounts due to related party	8	-

Net cash used in operating activities	-	-

Cash flows from investing activities:
Net cash used in investing activities	-	-

Cash flows from financing activities:
Net cash provided by financing activities	-	-

Net change in cash, cash equivalents, and restricted cash	-	-

Effects of currency translation on cash, cash equivalents, and restricted cash	-	-

Cash, cash equivalents, and restricted cash, beginning of period	-	-

Cash, cash equivalents, and restricted cash, end of period	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

F-92

Annex A

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and among

JUPITER WELLNESS ACQUISITION CORP.,
as JWAC,

CHIJET MOTOR COMPANY, INC.,
as Pubco,

CHIJET MOTOR (USA) COMPANY, INC.,
as Merger Sub,

CHIJET INC.,
as the Company,

THE SHAREHOLDERS OF THE COMPANY NAMED HEREIN,
as the Sellers,

and

MU HONGWEI,
in the capacity as the Seller Representative

Dated as of October 25, 2022

i

5.3. Governmental Approvals	A-21
5.4. Non-Contravention	A-22
5.5. Capitalization	A-22
5.6. Merger Shares and Exchange Shares; Pubco Warrants	A-23
5.7. Pubco and Merger Sub Activities	A-24
5.8. Pubco SEC Filings	A-24
5.9. Absence of Certain Changes	A-25
5.10. Compliance with Laws	A-25
5.11. Actions; Orders; Permits	A-25
5.12. Taxes and Returns	A-26
5.13. Employees and Employee Benefit Plans	A-26
5.14. Properties	A-26
5.15. Material Contracts	A-26
5.16. Transactions with Affiliates	A-27
5.17. Investment Company Act; JOBS Act	A-27
5.18. Certain Business Practices	A-27
5.19. Insurance	A-28
5.20. Finders and Brokers	A-28
5.21. Information Supplied	A-28
5.22. Independent Investigation	A-28

Article VI. representations and warranties of THE COMPANY	A-29
6.1. Incorporation and Standing	A-29
6.2. Authorization; Binding Agreement	A-29
6.3. Capitalization	A-30
6.4. Subsidiaries	A-31
6.5. Governmental Approvals	A-31
6.6. Non-Contravention	A-31
6.7. Financial Statements	A-32
6.8. Absence of Certain Changes	A-33
6.9. Compliance with Laws	A-33
6.10. Company Permits	A-33
6.11. Litigation	A-33
6.12. Material Contracts	A-34
6.13. Intellectual Property	A-35
6.14. Taxes and Returns	A-37
6.15. Real Property	A-38
6.16. Personal Property	A-39
6.17. Title to and Sufficiency of Assets	A-39
6.18. Employee Matters	A-39
6.19. Benefit Plans	A-40
6.20. Environmental Matters	A-41
6.21. Transactions with Related Persons	A-42
6.22. Insurance	A-43
6.23. Top Customers and Suppliers	A-43
6.24. Certain Business Practices	A-43
6.25. Investment Company Act	A-44
6.26. Finders and Brokers	A-44
6.27. Information Supplied	A-44
6.28. Independent Investigation	A-44

ii

Article VII. representations and warranties of THE SELLERS	A-45
7.1. Organization and Standing	A-45
7.2. Authorization; Binding Agreement	A-45
7.3. Ownership	A-45
7.4. Governmental Approvals	A-45
7.5. Non-Contravention	A-46
7.6. No Litigation	A-46
7.7. Investment Representations	A-46
7.8. Finders and Brokers	A-47
7.9. Information Supplied	A-47
7.10. Independent Investigation	A-47

Article VIII. COVENANTS	A-48
8.1. Access and Information	A-48
8.2. Conduct of Business of the Company, Pubco, Merger Sub and the Sellers	A-49
8.3. Conduct of Business of JWAC	A-51
8.4. Annual and Interim Financial Statements	A-54
8.5. JWAC Public Filings	A-54
8.6. No Solicitation	A-54
8.7. No Trading	A-55
8.8. Notification of Certain Matters	A-55
8.9. Efforts	A-56
8.10. Further Assurances	A-57
8.11. The Registration Statement	A-57
8.12. Change of Recommendation	A-59
8.13. Public Announcements	A-60
8.14. Confidential Information	A-61
8.15. Post-Closing Board of Directors and Executive Officers	A-62
8.16. Indemnification of Directors and Officers; Tail Insurance	A-62
8.17. Trust Account Proceeds	A-63
8.18. PIPE Investment	A-63

Article IX. survival and indemnification	A-63
9.1. No Survival	A-63

Article X. Closing conditions	A-63
10.1. Conditions to Each Party’s Obligations	A-63
10.2. Conditions to Obligations of the Company, Pubco, Merger Sub and the Sellers	A-65
10.3. Conditions to Obligations of JWAC	A-66
10.4. Frustration of Conditions	A-68

Article XI. TERMINATION AND EXPENSES	A-68
11.1. Termination	A-68
11.2. Extension Costs	A-69
11.3. Effect of Termination	A-70
11.4. Fees and Expenses	A-70

Article XII. WAIVERs And releases	A-70
12.1. Waiver of Claims Against Trust	A-70
12.2. Release and Covenant Not to Sue	A-71

iii

Article XIII. MISCELLANEOUS	A-72
13.1. Notices	A-72
13.2. Binding Effect; Assignment	A-74
13.3. Third Parties	A-75
13.4. Governing Law; Jurisdiction	A-75
13.5. WAIVER OF JURY TRIAL	A-75
13.6. Specific Performance	A-76
13.7. Severability	A-76
13.8. Amendment	A-76
13.9. Waiver	A-76
13.10. Entire Agreement	A-76
13.11. Interpretation	A-77
13.12. Counterparts	A-77
13.13. No Recourse	A-78
13.14. Legal Representation	A-78
13.15. Seller Representative	A-79

Article XIV DEFINITIONS	A-80
14.1. Certain Definitions	A-80
14.2. Section References	A-91

INDEX OF ANNEXES AND EXHIBITS

Annex	Description

Annex I	List of Sellers

Exhibit	Description

Exhibit A	Lock-Up Agreements
Exhibit B	Support Agreement
Exhibit C	Insider Letter Amendment
Exhibit D	Form of Amended and Restated Registration Rights Agreement

iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of October 25, 2022 (the “Effective Date”) by and among (i) Jupiter Wellness Acquisition Corp., a Delaware corporation (together with its successors, “JWAC”), (ii) Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (as defined below) (“Pubco”), (iii) Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) Chijet Inc., a Cayman Islands exempted company (the “Company”), (v) each of the holders of the Company’s outstanding capital shares named on Annex I hereto (collectively, the “Sellers”), and (vi) Mu Hongwei, in the capacity as the representative from and after the Closing for the Earnout Participants (as defined below) in accordance with the terms and conditions of this Agreement (the “Seller Representative”). JWAC, Pubco, Merger Sub, the Company, the Sellers and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, certain capitalized terms used herein are defined in Article XIV hereof;

WHEREAS, the Company, indirectly through its subsidiaries, engages in the business of developing, manufacturing and selling electric vehicles;

WHEREAS, Pubco is a newly-incorporated Cayman Islands exempted company that is currently wholly owned by the Company and Merger Sub is a newly-incorporated Delaware corporation that is wholly owned by Pubco;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby: (a) Pubco will acquire all of the issued and outstanding shares of the Company from the Sellers in exchange for ordinary shares of Pubco and the Company shall surrender for no consideration its shares in Pubco, such that the Company becomes a wholly owned subsidiary of Pubco and the Sellers become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity, as a result of which, (i) JWAC shall become a wholly owned subsidiary of Pubco; and (ii) each issued and outstanding security of JWAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco (and with the holders of JWAC Class A Common Stock receiving one (1) CVR for each share of JWAC Class A Common Stock held, with the Sponsor, I-Bankers Securities, Inc. (“I-Bankers”) and any other holders of JWAC Private Units, JWAC Working Capital Units or JWAC Private Shares waiving their right to receive CVRs for their JWAC Private Shares (and any shares of JWAC Class B Common Stock or shares of JWAC Class A Common Stock issued upon conversion thereof) pursuant to the Support Agreement) (the “Merger” and, together with the Share Exchange and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain Sellers are entering into Lock-Up Agreements with Pubco, copies of which are attached as Exhibit A hereto (the “Lock-Up Agreements”), which Lock-Up Agreements will become effective as of the Closing;

WHEREAS, simultaneously with the execution and delivery of this Agreement, JWAC, the Company, Pubco, the Sponsor, I-Bankers and any other holder of JWAC Private Units, JWAC Working Capital Units or JWAC Private Shares have entered into a support agreement, a copy of which is attached as Exhibit B hereto (the “Support Agreement”), pursuant to which, the Sponsor, I-Bankers and such other holders agreed to (a) vote in favor of, and otherwise support, the Transactions, (b) waive their anti-dilution rights in JWAC’s Organizational Documents with respect to any shares of JWAC Class B Common Stock that they own, (c) waive their right to receive CVRs for their JWAC Private Shares or any shares of JWAC Class B Common Stock (or shares of JWAC Class A Common Stock issued upon conversion thereof), and (d), with respect to Sponsor, to comply with the requirements of Section 11.2 hereof to issue the Membership Interests (as defined below);

A-1

WHEREAS, simultaneously with the section and delivery of this Agreement, JWAC and Pubco have entered into an amendment to the Insider Letter with the Sponsor, I-Bankers, the directors and members of the management team of JWAC and any other holder of JWAC Private Shares, a copy of which is attached as Exhibit C hereto (the “Insider Letter Amendment”), to, among other matters, have Pubco assume the rights and obligations of JWAC thereunder with respect to the Pubco Securities issued in replacement for the JWAC Securities; and

WHEREAS, the boards of directors of JWAC, Pubco, Merger Sub and the Company have each (a) determined that the Transactions are fair, advisable and in the best interests of their respective companies and shareholders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledges and agreed, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

MERGER

1.1 Merger. At the Merger Effective Time, immediately following the consummation of the Share Exchange, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, JWAC and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into JWAC with JWAC being the surviving entity, at which time the separate corporate existence of Merger Sub shall cease and JWAC shall continue as the surviving corporation. JWAC, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to JWAC for periods after the Merger Effective Time shall include the Surviving Corporation).

1.2 Merger Effective Time. JWAC and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”), for the merger of Merger Sub with and into JWAC (the time of such filings, or such later time as may be specified in the Certificate of Merger, being the “Merger Effective Time”). For the avoidance of doubt, the Merger Effective Time shall in all events be after the time at which the Share Exchange has been consummated in accordance with Article II.

1.3 Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of the Surviving Corporation (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub as set forth in this Agreement to be performed after the Merger Effective Time, and all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties, immunities and obligations of JWAC (as the Surviving Corporation) shall continue unaffected by the Merger, and the Surviving Corporation shall continue its existence as a wholly owned Subsidiary of Pubco.

A-2

1.4 Organizational Documents of Surviving Corporation. At the Merger Effective Time, Certificate of Incorporation of JWAC, as amended and restated prior to the Merger Effective Time in accordance with this Section 1.4, and the Bylaws of JWAC, both as in effect immediately prior to the Merger Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation. Promptly after the Effective Date, the Parties agree to negotiate in good faith (i) a mutually acceptable amended and restated Certificate of Incorporation and (ii) a mutually acceptable amended and restated Bylaws of JWAC, both in customary forms suitable for a wholly owned subsidiary of a company publicly listed in the United States. The amended and restated Certificate of Incorporation of JWAC shall be filed with the Secretary of State of the State of Delaware and shall be effective prior to the filing and the effectiveness of the Certificate of Merger.

1.5 Directors and Officers of the Surviving Corporation. At the Merger Effective Time, the board of directors and executive officers of the Surviving Corporation shall be such directors and officers of the Company or its Subsidiaries designated by the Company, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.6 Effect of Merger on Issued Securities of JWAC. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of JWAC, Pubco or Merger Sub (other than the filing of documents required by the Secretary of State of the State of Delaware or as otherwise required pursuant to applicable Law):

(a) JWAC Units. At the Merger Effective Time, every issued and outstanding JWAC Unit shall be automatically detached, and the holder thereof shall be deemed to hold one (1) share of JWAC Class A Common Stock and one (1) JWAC Right in accordance with the terms of the applicable JWAC Unit, which underlying JWAC Securities shall be converted in accordance with the applicable terms of this Section 1.6 below.

(b) JWAC Class A Common Stock. At the Merger Effective Time, every issued and outstanding share of JWAC Class A Common Stock (other than those described in Section 1.6(g) below) that is not redeemed or converted in the Redemption (including any PIPE Shares) shall become and be converted automatically into the right to receive one (1) Pubco Ordinary Share and one (1) CVR (with the holders of JWAC Private Units, JWAC Working Capital Units and/or JWAC Private Shares waiving their right to receive CVRs for their JWAC Private Shares (or shares of JWAC Class A Common Stock issued upon conversion of JWAC Class B Common Stock) pursuant to the Support Agreement, and for the avoidance of doubt, with the holders of JWAC Rights not receiving any CVRs for their JWAC Rights), following which, all shares of JWAC Class A Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of JWAC Class A Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of JWAC Class A Common Stock shall be exchanged for a certificate (if requested) representing the same number of Pubco Ordinary Shares and CVRs (subject to the waivers under the Support Agreement) upon the surrender of such certificate in accordance with Section 1.7. Each certificate formerly representing shares of JWAC Class A Common Stock (other those described in Section 1.6(g) below) shall thereafter represent only the right to receive the same number of Pubco Ordinary Shares and CVRs (subject to the waivers under the Support Agreement).

A-3

(c) JWAC Class B Common Stock. At the Merger Effective Time, every issued and outstanding share of JWAC Class B Common Stock (other than those described in Section 1.6(g) below) shall become and be converted automatically into one Pubco Ordinary Share, following which, all shares of JWAC Class B Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of JWAC Class B Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of JWAC Class B Common Stock shall be exchanged for a certificate (if requested) representing the same number of Pubco Ordinary Shares upon the surrender of such certificate in accordance with Section 1.7. Each certificate formerly representing shares of JWAC Class B Common Stock (other those described in Section 1.6(g) below) shall thereafter represent only the right to receive the same number of Pubco Ordinary Shares. For the avoidance of doubt, shares of JWAC Class B Common Stock will not receive any CVRs in the Merger, even if they are converted into shares of JWAC Class A Common Stock at or prior to the Closing.

(d) JWAC Preferred Stock. At the Merger Effective Time, every issued and outstanding share of JWAC Preferred Stock (other than those described in Section 1.6(g) below), if any, shall become and be converted automatically into one Pubco Preferred Share, following which, all shares of JWAC Preferred Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of JWAC Preferred Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of JWAC Preferred Stock shall be exchanged for a certificate representing the same number of Pubco Preferred Shares upon the surrender of such certificate in accordance with Section 1.7. Each certificate formerly representing shares of JWAC Preferred Stock (other those described in Section 1.6(g) below) shall thereafter represent only the right to receive the same number of Pubco Preferred Shares.

(e) JWAC Warrants. At the Merger Effective Time, each outstanding JWAC Warrant shall be converted into one Pubco Warrant. At the Merger Effective Time, the JWAC Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the JWAC Warrants, except that they shall represent the right to acquire Pubco Ordinary Shares in lieu of shares of JWAC Common Stock. At or prior to the Merger Effective Time, Pubco shall take all corporate actions necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of Pubco Ordinary Shares for delivery upon the exercise of such Pubco Warrants.

(f) JWAC Rights. At the Merger Effective Time, each issued and outstanding JWAC Right shall be automatically converted into the number of Pubco Ordinary Shares that would have been received by the holder thereof if such JWAC Right had been converted upon the consummation of a Business Combination in accordance with JWAC’s Organizational Documents, the IPO Prospectus and the Rights Agreement into shares of JWAC Class A Common Stock, but for such purposes treating it as if such Business Combination had occurred at the Merger Effective Time and the shares of JWAC Class A Common Stock issued upon conversion of the JWAC Rights had then automatically been converted into Pubco Ordinary Shares in accordance with Section 1.6(b) above, except that, for the avoidance of doubt, holders of JWAC Rights shall not be entitled to receive any CVRs with respect to the JWAC Rights. At the Merger Effective Time, the JWAC Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing JWAC Rights outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such JWAC Rights, except as provided herein or by Law. Each certificate formerly representing JWAC Rights shall thereafter represent only the right to receive Pubco Ordinary Shares as set forth herein.

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(g) Cancellation of Capital Stock Owned by JWAC. At the Merger Effective Time, if there are any shares of capital stock of JWAC that are owned by JWAC as treasury shares or by any direct or indirect Subsidiary of JWAC, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(h) Transfers of Ownership. If any certificate for securities of JWAC is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to JWAC or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of JWAC in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of JWAC or any agent designated by it that such tax has been paid or is not payable.

(i) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Corporation, Pubco or any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7 Effect of Merger on Merger Sub and Pubco Capital Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or any equityholder of JWAC, Pubco or Merger Sub, (a) all of the shares of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (b) all of the shares of Pubco issued and outstanding immediately prior to the Merger Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

1.8 Surrender of JWAC Certificates. All securities issued upon the surrender of JWAC Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of JWAC Securities shall also apply to the Pubco Securities so issued in exchange.

1.9 Lost, Stolen or Destroyed JWAC Certificates. In the event any certificates shall have been lost, stolen or destroyed, Pubco shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 1.6; provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

1.10 Tax Consequences. The Parties hereby agree and acknowledge that, for U.S. federal income Tax purposes, the Merger and the Share Exchange, taken together, are intended to qualify as an exchange described in Section 351 of the Code. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and Tax advice with respect to the Transactions, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger and the Share Exchange, taken together, does not qualify under Section 351 of the Code.

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1.11 Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of JWAC and Merger Sub, the officers and directors of JWAC and Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
SHARE EXCHANGE

2.1 Exchange of Company Shares. At the Closing, immediately prior to the Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, the Sellers shall sell, transfer and deliver to Pubco, and Pubco shall purchase, acquire and accept from the Sellers, all of the issued and outstanding Company Shares held by the Sellers (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws). Simultaneously, the Company shall surrender for no consideration its share in Pubco. At or prior to the Closing, the Company will terminate any issued and outstanding Company Convertible Securities, without any consideration, payment or Liability therefor.

2.2 Exchange Consideration. Subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, Pubco shall issue and deliver to the Sellers an aggregate number of Pubco Ordinary Shares (the “Exchange Shares”) with an aggregate value (the “Exchange Consideration”) equal to One Billion Six Hundred Million U.S. Dollars ($1,600,000,000), with each Pubco Ordinary Share valued at the Redemption Price, and with each Seller receiving its pro rata share of the applicable Exchange Shares based on the number of Purchased Shares owned by such Seller, divided by the total number of Purchased Shares owned by all Sellers (such percentage being each such Seller’s “Pro Rata Share”); provided, that the Exchange Consideration delivered to the Earnout Participants is subject to the Earnout Shares being subject to vesting and potential surrender after the Closing and related transfer restrictions while unvested in accordance with Section 2.3.

2.3 Earnout, Escrow and CVRs.

(a) Earnout Generally. Of the Pubco Ordinary Shares to be issued by Pubco to the Sellers identified on Annex I hereto as Earnout Participants (the “Earnout Participants”) in the Share Exchange, a number of Pubco Ordinary Shares equal in value to Six Hundred and Seventy Four Million U.S. Dollars ($674,000,000), with each such Pubco Ordinary Share being valued at the Redemption Price (such Pubco Ordinary Shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, and together with the Earnings thereof, the “Earnout Shares”), shall be issued and registered by Pubco in the name of the Earnout Participants, but shall be unvested and subject to potential surrender and cancellation in accordance with this Section 2.3. Additionally, the Earnout Participants agree that until the Earnout Shares have become vested in accordance with Section 2.3(c), (i) all Earnings related to such Earnout Shares shall be held in a segregated escrow account (the “Escrow Account”), and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the Earnings thereon) (the “Earnout Transfer Restrictions”). Otherwise, the Earnout Shares shall have the same rights as the Pubco Ordinary Shares. Each of the Earnout Participants agrees that the Earnout Shares shall vest and no longer be subject to potential cancellation and become free of the Earnout Transfer Restrictions, and that each of the Earnout Participants shall have the contingent right to receive a pro rata portion of the Earnings (such pro rata allocation based on the number of Purchased Shares owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants (such percentage being each such Earnout Participant’s “Earnout Percentage”)) based on the consolidated gross revenue of Pubco and its Subsidiaries (including the Target Companies) (the “Gross Revenues”) during the calendar years ending each of December 31, 2023, December 31, 2024 and December 31, 2025 (each such calendar year, an “Earnout Year”) and the price of the Pubco Ordinary Shares during certain specified periods after the Closing.

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(b) Escrow Agreement.

(i) At or prior to the Closing, Pubco, the Seller Representative and American Stock Transfer & Trust Company, LLC (or such other escrow agent mutually acceptable to JWAC and the Company), as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to JWAC and the Company (the “Escrow Agreement”), pursuant to which the Earnings shall be held in the Escrow Agent and disbursed therefrom in accordance with the terms of this Section 2.3 and the Escrow Agreement. The Earnout Participants shall be shown as registered owners of the escrowed Earnout Shares on the register of members of Pubco, subject to the Earnout Transfer Restrictions, and shall be entitled to exercise voting rights with respect to the Earnout Shares, but any Earnings on the Earnout Shares while unvested shall be deposited into and retained in the Escrow Account until disbursed therefrom in accordance with the terms of this Section 2.3 and the Escrow Agreement. The Earnout Shares shall be allocated among the Earnout Participants pro rata based on their respective Earnout Percentages, and any Earnings that are disbursed to Earnout Participants in accordance with the terms of this Section 2.3 and the Escrow Agreement shall also be allocated amongst them based on their respective Earnout Percentages.

(ii) Within five (5) Business Days after a final determination described in Section 2.3(e) below that any Earnout Shares have become vested and earned by the Earnout Participants, Pubco and the Seller Representative shall provide joint written instructions to (i) the Escrow Agent to disburse the applicable Earnings thereon to the Earnout Participants, and (ii) Pubco’s transfer agent to remove the Earnout Transfer Restrictions on the Earnout Shares.

(iii) If at the end of a Price Measurement Period and the final determination in accordance with Section 2.3(e) below with respect to all potential Earnout Shares in the Earnout Tranche that could be earned by the Earnout Participants during such Price Measurement Period or Earnout Year that it applies to (whether from meeting a Price Earnout Milestone or Revenue Earnout Milestone), there are any Earnout Shares in the Earnout Tranche that have not been earned by the Earnout Participants during such Price Measurement Period or Earnout Year that it applies to, then the Earnout Participants hereby agree that the remaining Earnout Shares in such Earnout Tranche shall be surrendered for no consideration by the Earnout Participants, such surrendered Earnout Shares shall be cancelled by Pubco and returned to Pubco’s authorized but unissued share capital (and subsequent reissuance and delivery to the CVR Rights Agent in accordance with the terms of this Section 2.3 and the CVR Agreement), and within five (5) Business Days after such final determination, Pubco and the Seller Representative shall provide joint written Instructions to the Escrow Agent to disburse the Earnings for the Earnout Shares in such Earnout Tranche to Pubco.

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(c) Vesting or Surrender of Earnout Shares. The Earnout Shares will vest and no longer be subject to potential surrender or the Earnout Transfer Restrictions, and the Earnout Participants will be entitled to receive the Earnings thereon, as follows:

(i) Up to a maximum of thirty percent (30%) of the total Earnout Shares (without giving effect to any prior surrenders of Earnout Shares), together with any Earnings on such Earnout Shares (the “First Tranche”), shall become vested and deemed earned by the Earnout Participants in accordance with their respective Earnout Percentages, and no longer subject to potential surrender or the Earnout Transfer Restrictions, as follows:

(A) in the event that (the “First Tranche Revenue Earnout Milestone”) the Gross Revenues (including the Target Companies for such full period, including periods prior to the Closing) as reported in the audited financial statements set forth in Pubco’s annual report on Form 20-F or 10-K for the calendar year ended December 31, 2023 as filed with the SEC, multiplied by the RMB Exchange Rate Adjustment (the “2023 Revenue”), exceeds $528,000,000 (the “2023 Minimum Revenue”), then, without duplication of clause (B) below, a number of Earnout Shares (along with Earnings thereon) equal to (a) 100% of the First Tranche multiplied by (b) a fraction equal to the lesser of (I) (x) the 2023 Revenue minus the 2023 Minimum Revenue, divided by (y) $801,000,000 and (II) one (1) shall become vested and deemed earned by the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions; or

(B) in the event that (the “First Tranche Price Earnout Milestone”) the closing price of the Pubco Ordinary Shares on the Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like and the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “First Tranche Price Measurement Period”) from the Closing through and including the thirtieth (30th) Trading Day after the date on which Pubco files its annual report on Form 20-F or 10-K for the calendar year ended December 31, 2023 with the SEC (the date of such filing, the “2023 Filing Date”), then, without duplication of clause (A) above, 100% of the First Tranche shall become vested and deemed earned by the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions.

(ii) Up to a maximum of thirty percent (30%) of the total Earnout Shares (without giving effect to any prior surrenders of Earnout Shares), together with any Earnings on such Earnout Shares (the “Second Tranche”), shall become vested and deemed earned by the Earnout Participants in accordance with their respective Earnout Percentages, and no longer subject to potential surrender or the Earnout Transfer Restrictions, as follows:

(A) in the event that (the “Second Tranche Revenue Earnout Milestone”) the Gross Revenues as reported in the audited financial statements set forth in Pubco’s annual report on Form 20-F or 10-K for the calendar year ended December 31, 2024 as filed with the SEC, multiplied by the RMB Exchange Rate Adjustment (the “2024 Revenue”), exceeds $870,000,000 (the “2024 Minimum Revenue”), then, without duplication of clause (B) below, a number of Earnout Shares (along with Earnings thereon) equal to (a) 100% of the Second Tranche multiplied by (b) a fraction equal to the lesser of (I) (x) the 2024 Revenue minus the 2024 Minimum Revenue, divided by (y) $2,206,000,000 and (II) one (1) shall become vested and deemed earned by the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions; or

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(B) in the event that (the “Second Tranche Price Earnout Milestone”) the closing price of the Pubco Ordinary Shares on the Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like and the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “Second Tranche Price Measurement Period”) from the 2023 Filing Date until the thirtieth (30th) Trading Day after the date on which Pubco files its annual report on Form 20-F or 10-K for the calendar year ended December 31, 2024 with the SEC (the date of such filing, the “2024 Filing Date”), then, without duplication of clause (A) above, 100% of the Second Tranche shall become vested and deemed earned by and payable to the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions.

(iii) Any remaining Earnout Shares not included in the First Tranche or the Second Tranche, together with any Earning on such Earnout Shares (the “Final Tranche”, and each of the First Tranche, the Second Tranche and the Final Tranche, an “Earnout Tranche”), shall become vested and deemed earned by the Earnout Participants in accordance with their respective Earnout Percentages, and no longer subject to potential surrender or the Earnout Transfer Restrictions, as follows:

(A) in the event that (the “Final Tranche Revenue Earnout Milestone” and, each of the First Tranche Revenue Earnout Milestone, the Second Tranche Revenue Earnout Milestone and the Final Tranche Revenue Earnout Milestone, a “Revenue Earnout Milestone”) the Gross Revenues as reported in the audited financial statements set forth in Pubco’s annual report on Form 20-F or 10-K for the calendar year ended December 31, 2025 as filed with the SEC, multiplied by the RMB Exchange Rate Adjustment (the “2025 Revenue”), exceeds $1,616,000,000 (the “2025 Minimum Revenue”), then, without duplication of clause (B) below, a number of Earnout Shares (along with Earnings thereon) equal to (a) 100% of the Final Tranche multiplied by (b) a fraction equal to the lesser of (I) (x) the 2025 Revenue minus the 2025 Minimum Revenue, divided by (y) $3,215,000,000 and (II) one (1) shall become vested and deemed earned by the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions; or

(B) in the event that (the “Final Tranche Price Earnout Milestone” and, each of the First Tranche Price Earnout Milestone, the Second Tranche Price Earnout Milestone and the Final Tranche Price Earnout Milestone, a “Price Earnout Milestone” and each of a Price Earnout Milestone and a Revenue Earnout Milestone, an “Earnout Milestone”) the closing price of the Pubco Ordinary Shares on the Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like and the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “Final Tranche Price Measurement Period” and, each of the First Tranche Price Measurement Period, the Second Tranche Price Measurement Period and the Final Tranche Price Measurement Period, a “Price Measurement Period” and, the period from the Closing until the Final Tranche Price Measurement Period, the “Price Earnout Period”) from the 2024 Filing Date until the thirtieth (30th) Trading Day after the date on which Pubco files its annual report on Form 20-F or 10-K for the calendar year ended December 31, 2025 with the SEC (the date of such filing, the “2025 Filing Date”, and each of the 2023 Filing Date, the 2024 Filing Date and the 2025 Filing Date, a “Filing Date”), then, without duplication of clause (A) above, 100% of the Final Tranche shall become vested and deemed earned by the Earnout Participants (in accordance with their Earnout Percentages), and shall no longer be subject to potential surrender or the Earnout Transfer Restrictions.

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(d) Distributions of Earnings and CVR Property. Any Earnings that are determined to have become vested and earned by the Earnout Participants in accordance with this Section 2.3, will be disbursed from the Escrow Account to the Earnout Participants in accordance with this Section 2.3 and the Escrow Agreement. Any Earnout Shares (and Earnings thereon) that are determined to have been surrendered by the Earnout Participants in accordance with this Section 2.3 will be, with respect to Pubco Ordinary Shares, cancelled by Pubco and returned to Pubco’s authorized but unissued share capital (with any other securities or property included within the surrendered Earnout Shares or Earnings being held in reserve by Pubco), and then promptly thereafter reissued by Pubco as newly issued Pubco Ordinary Shares, and other securities or property included within the surrendered Earnout Shares that are being held in reserve by Pubco shall be delivered, to the CVR Rights Agent for distribution to the holders of CVRs in accordance with the terms of this Section 2.3 and the CVR Agreement (such newly reissued Pubco Ordinary Shares and other securities or property included within the surrendered Earnout Shares that are delivered to the CVR Rights Agent, the “CVR Property”). Pursuant to the CVR Agreement, the CVR Property will be distributed by the CVR Rights Agent to the holders of CVRs promptly after the CVR Rights Agent’s receipt of the CVR Property, with the CVR Property (including each type of security or property included in the CVR Property) being allocated among all holders of CVRs pro rata, based on their respective number of CVRs held.

(e) Determination of Earnout.

(i) Pubco’s Chief Financial Officer (the “CFO”) shall monitor the closing price of the Pubco Ordinary Shares on the Trading Market on each Trading Day during the Price Earnout Period, and as promptly as practicable (but in any event within ten (10) Business Days) after the end of (A) each calendar month during the Price Earnout Period and (B) each Price Measurement Period, the CFO will prepare and send to the Seller Representative and Pubco’s Board of Directors (each, a “Reviewing Party”), with a copy to the Escrow Agent and the CVR Rights Agent, a written statement (each, a “Price Earnout Statement”) that sets forth (i) the closing price of the Pubco Ordinary Shares on the Trading Market on each Trading Day during the prior sixty (60) Trading Days (or if lesser, such number of Trading Days since the Closing) as of such calendar month or Price Measurement Period then ended and (ii) whether a Price Earnout Milestone has been achieved during such sixty (60) Trading Day period. Each Reviewing Party will have twenty (20) days after its receipt of a Price Earnout Statement to review it, and each Reviewing Party and its Representatives on its behalf may make inquiries to the CFO and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the Price Earnout Statement arising in the course of their review thereof, and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Reviewing Party has any objections to a Price Earnout Statement, then it shall deliver to the CFO and the other Reviewing Party, along with a copy to the Escrow Agent and the CVR Rights Agent, a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Reviewing Party within twenty (20) days following the date of delivery of such Price Earnout Statement, then such Reviewing Party will have waived its right to contest such Price Earnout Statement and the calculation of the closing price of the Pubco Ordinary Shares on the Trading Market on each Trading Day during the applicable portion of the Price Earnout Period (and whether a Price Earnout Milestone has been achieved) as set forth therein. If such written statement is delivered by a Reviewing Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Reviewing Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Reviewing Party the Reviewing Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 2.3(e)(iii) below.

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(ii) As soon as practicable (but in any event within ten (10) Business Days) after each Filing Date, the CFO will prepare and deliver to the Reviewing Parties, with a copy to the Escrow Agent and the CVR Rights Agent, a written statement (each, a “Revenue Earnout Statement” and any of a Price Earnout Statement or a Revenue Earnout Statement, an “Earnout Statement”) that sets forth the CFO’s determination in accordance with the terms of this Section 2.3 of the Gross Revenue for the Earnout Year then ended, the applicable RMB Exchange Rate Adjustment and whether the applicable Revenue Earnout Milestone has been satisfied for such Earnout Year. Each Reviewing Party will have twenty (20) days after its receipt of a Revenue Earnout Statement to review it, and each Reviewing Party and its Representatives on its behalf may make inquiries to the CFO and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the Revenue Earnout Statement arising in the course of their review thereof, and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Reviewing Party has any objections to a Revenue Earnout Statement, such Reviewing Party shall deliver to the CFO and the other Reviewing Party, along with a copy to the Escrow Agent and the CVR Rights Agent, a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Reviewing Party within twenty (20) days following the date of delivery of such Revenue Earnout Statement, then such Reviewing Party will have waived its right to contest such Revenue Earnout Statement and the determination of the Gross Revenue and RMB Exchange Rate Adjustment for such Earnout Year (and whether the Revenue Earnout Milestone has been satisfied for such Earnout Year) as set forth therein. If such written statement is delivered by a Reviewing Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Reviewing Parties do not reach a final resolution within such ten (10) Business Day period, then, upon the written request of either Reviewing Party, the Reviewing Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 2.3(e)(iii) below.

(iii) If a dispute with respect an Earnout Statement is submitted in accordance with this Section 2.3(e) to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 2.3(e)(iii). Each Reviewing Party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Reviewing Party in connection with resolving any dispute hereunder before the Independent Expert, will be borne by Pubco. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. Each Reviewing Party will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Reviewing Party will be entitled, as part of its presentation, to respond to the presentation of the other Reviewing Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 2.3(e)(iii). It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Each Reviewing Party will request that the Independent Expert’s determination be made within thirty (30) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Reviewing Parties and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(f) Covenants Regarding Financial Reporting. Pubco hereby agrees that for each of its 2023, 2024 and 2025 fiscal years, it will (i) not change its fiscal year end from December 31 of such year, and (ii) report its consolidated revenues and other financial information in U.S. dollars in accordance with PCAOB standards.

(g) Changes in Business. Subject to the requirements of this Section 2.3 (including Section 2.3(f)), each of Pubco and its Subsidiaries, including the Target Companies, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the Gross Revenues, the share price of the Pubco Ordinary Shares or otherwise the ability of the Earnout Participants to earn the Earnout Shares in accordance with this Section 2.3, and the Earnout Participants will not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, Pubco shall not, and shall cause its Subsidiaries, including the Target Companies, to not, take or omit to take any action that is in bad faith and has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Earnout Milestones.

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2.4 Surrender of Purchased Shares and Disbursement of Exchange Consideration.

(a) At the Closing, Pubco shall cause the Exchange Shares to be issued to each Seller in exchange for such Seller’s Pro Rata Share of the Exchange Shares in accordance with Section 2.2.

(b) At the Closing, each Seller will deliver to Pubco their Purchased Shares, including any certificates representing Company Shares (“Company Certificates”), along with applicable share power or transfer forms reasonably acceptable to Pubco and the Company will update its register of members accordingly.

2.5 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Ordinary Share will be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Ordinary Share (after aggregating all fractional Pubco Ordinary Shares that would otherwise be received by such Person) shall instead have the number of Pubco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Pubco Ordinary Share.

2.6 Seller Consent Each Seller, as a shareholder or other security holder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which the Company is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Organizational Documents, any other agreement in respect of the Company to which any Seller is a party or bound and all applicable Laws.

2.7 Termination of Certain Agreements. Without limiting the provisions of Section 12.2, The Company and the Sellers hereby agree that, effective at the Closing, (a) any shareholders, voting or similar agreement among the Company and any of the Sellers or among the Sellers with respect to the Company’s capital shares, and (b) any registration rights agreement between the Company and its shareholders, in each case of clauses (a) and (b), shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect. Further, each Seller and the Company hereby waive any obligations of the parties under the Company Organizational Documents or any agreement described in clause (a) above with respect to the Transactions and the Ancillary Documents, and any failure of the parties to comply with the terms thereof in connection with the Transactions and the Ancillary Documents.

Article III
CLOSING

3.1 Closing. Subject to the satisfaction or waiver (by the Party for whose benefit the applicable condition exists, in such Party’s sole discretion) of the conditions set forth in Article X, the consummation of the Transactions (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP (“EGS”), 1345 Avenue of the Americas, New York, NY 10105, on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as JWAC and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

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Article IV
REPRESENTATIONS AND WARRANTIES OF JWAC

Except as set forth in (i) the disclosure schedules delivered by JWAC to the Company, Pubco and the Sellers on the Effective Date (the “JWAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR on or after November 1, 2021 and at least two (2) Business Days prior to the Effective Date (excluding any risk factors, forward-looking statements or similar predictive statements), JWAC represents and warrants to the Company, Pubco and the Sellers, as of the Effective Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

4.1 Organization and Standing. JWAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. JWAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. JWAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not reasonably be expected to result in a Material Adverse Effect on JWAC. JWAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. JWAC is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. JWAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of JWAC and (b) other than the Required Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of JWAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. JWAC’s board of directors, at a duly called and held meeting, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of JWAC and JWAC’s stockholders in accordance with the DGCL, (ii) approved and adopted this Agreement, (iii) recommended that JWAC’s stockholders vote in favor of the approval of this Agreement, the Merger, and the other Stockholder Approval Matters in accordance with the DGCL (the “JWAC Recommendation”) and (iv) directed that this Agreement and the Stockholder Approval Matters be submitted to the JWAC stockholders for their approval, provided that, for the avoidance of doubt, each of the foregoing shall be subject to the provisions of Section 8.11(f). This Agreement has been, and each Ancillary Document to which JWAC is a party shall be when delivered, duly and validly executed and delivered by JWAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of JWAC, enforceable against JWAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

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4.3 Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of JWAC is required to be obtained or made in connection with the execution, delivery or performance by JWAC of this Agreement and each Ancillary Document to which it is a party or the consummation by JWAC of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as expressly contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on JWAC.

4.4 Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by JWAC of this Agreement and each Ancillary Document to which it is a party, the consummation by JWAC of the transactions contemplated hereby and thereby, and compliance by JWAC with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of JWAC’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, to the Knowledge of JWAC, conflict with or violate any Law, Order or Consent applicable to JWAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by JWAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of JWAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any JWAC Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on JWAC.

4.5 Capitalization.

(a) JWAC is authorized to issue 111,000,000 shares of capital stock, of which 100,000,000 shares are JWAC Class A Common Stock, 10,000,000 shares are JWAC Class B Common Stock and 1,000,000 shares are JWAC Preferred Stock. The issued and outstanding JWAC Securities as of the Effective Date are set forth on Schedule 4.5(a). As of the Effective Date, there are no issued or outstanding shares of JWAC Preferred Stock. All outstanding shares of JWAC Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, JWAC’s Organizational Documents or any Contract to which JWAC is a party. None of the outstanding JWAC Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, JWAC does not have any Subsidiaries or own any equity interests in any other Person.

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(b) Except as set forth in Schedule 4.5(a) or Schedule 4.5(b) there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of JWAC or (B) obligating JWAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any capital shares, or (C) obligating JWAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of JWAC to repurchase, redeem or otherwise acquire any shares of JWAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(b), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which JWAC is a party with respect to the voting of any shares of JWAC.

(c) All Indebtedness of JWAC as of the Effective Date is disclosed on Schedule 4.5(c). Other than as set forth on Schedule 4.5(c), no Indebtedness of JWAC contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by JWAC or (iii) the ability of JWAC to grant any Lien on its properties or assets.

(d) Since the date of formation of JWAC, and except as contemplated by this Agreement, JWAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and JWAC’s board of directors has not authorized any of the foregoing.

4.6 SEC Filings; JWAC Financials; Internal Controls .

(a) JWAC, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed by JWAC with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s web site through EDGAR, JWAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) JWAC’s annual reports on Form 10-K for each fiscal year of JWAC beginning with the first year JWAC was required to file such a form, (ii) JWAC’s quarterly reports on Form 10-Q for each fiscal quarter that JWAC filed such reports to disclose its quarterly financial results in each of the fiscal years of JWAC referred to in clause (i) above, (iii) all other forms, reports, registration statements (including JWAC’s Registration Statements on Form S-1, which was originally filed on November 1, 2021 and made effective on December 6, 2021), prospectuses and other documents (other than preliminary materials) filed by JWAC with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b) As of the Effective Date, (A) the JWAC Common Stock and the JWAC Rights are listed on Nasdaq, (B) JWAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such JWAC Securities, (C) there are no Actions pending or, to the Knowledge of JWAC, threatened against JWAC by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such JWAC Securities on Nasdaq and (D) such JWAC Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(c) The financial statements and notes of JWAC contained or incorporated by reference in the SEC Reports (the “JWAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of JWAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

(d) Except as and to the extent reflected or reserved against in the JWAC Financials, JWAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the JWAC Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since JWAC’s formation in the ordinary course of business. JWAC does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the Effective Date, no financial statements other than those of JWAC are required by GAAP to be included in the financial statements of JWAC.

(e) Since the IPO, JWAC has not received from its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of JWAC, (ii) “material weakness” in the internal controls over financial reporting of JWAC or (iii) fraud, whether or not material, that involves management or other employees of JWAC who have a significant role in the internal controls over financial reporting of JWAC.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of JWAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, since the IPO, (i) JWAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of JWAC’s financial reporting and the preparation of JWAC’s financial statements for external purposes in accordance with GAAP and (ii) JWAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to JWAC is made known to JWAC’s principal executive officer and principal financial officer by others within JWAC, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

(g) JWAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

4.7 Absence of Certain Changes. As of the Effective Date, except as set forth in Schedule 4.7, JWAC has, since its formation, (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) not been subject to a Material Adverse Effect.

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4.8 Compliance with Laws. JWAC is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on JWAC, and JWAC has not received written notice alleging any violation of applicable Law in any material respect by JWAC.

4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of JWAC, threatened Action to which JWAC is subject which would reasonably be expected to have a Material Adverse Effect on JWAC. There is no material Action that JWAC has pending against any other Person. JWAC is not subject to any material Orders of any Governmental Authority, nor, to the Knowledge of JWAC, are any such Orders pending. JWAC holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on JWAC.

4.10 Taxes and Returns.

(a) JWAC has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the JWAC Financials have been established in accordance with GAAP. Schedule 4.10(a) sets forth each jurisdiction where JWAC files or is required to file a Tax Return. There are no claims, assessments. audits, examinations, to the Knowledge of JWAC, investigations or other Actions pending against JWAC in respect of any material Tax, and JWAC has not been notified in writing of any material proposed Tax claims or assessments against JWAC (other than, in each case, claims or assessments for which adequate reserves in the JWAC Financials have been established in accordance with GAAP). There are no Liens with respect to any Taxes upon any of JWAC’s assets, other than Permitted Liens. JWAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by JWAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. JWAC is not, and never has been, a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes.

(b) Since the date of its formation, JWAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

4.11 Employees and Employee Benefit Plans. Except as set forth on Schedule 4.11, JWAC does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Except as set forth on Schedule 4.11, neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions and the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of JWAC; or (b) result in the acceleration of the time of payment or vesting of any such payment or benefit.

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4.12 Properties. JWAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. JWAC does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Schedule 4.13(a) or as disclosed in the SEC Reports, other than this Agreement and the Ancillary Documents, there are no Contracts to which JWAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by JWAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of JWAC or any of its current or future Affiliates, any acquisition of material property by JWAC or any of its current or future Affiliates, or restricts in any material respect the ability of JWAC or any of its current or future Affiliates from engaging in business as currently conducted by it or from competing with any other Person (each, a “JWAC Material Contract”). All JWAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each JWAC Material Contract: (i) the JWAC Material Contract (other than those set forth on Schedule 4.14) was entered into at arms’ length and in the ordinary course of business; (ii) is legal, valid, binding and enforceable in all material respects against JWAC and, to the Knowledge of JWAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) JWAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by JWAC, or permit termination or acceleration by the other party, under such JWAC Material Contract; and (iii) to the Knowledge of JWAC, no other party to any JWAC Material Contract is in breach or default in any material respect and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by JWAC under any JWAC Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the Effective Date under which there are any existing or future Liabilities or obligations between JWAC, on the one hand, and any (a) present or former director, officer, employee, manager, direct equityholder or Affiliate of JWAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of JWAC’s outstanding capital stock as of the Effective Date, on the other hand.

4.15 Investment Company Act; JOBS Act. JWAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. JWAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.16 Finders and Brokers. Except as set forth on Schedule 4.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from JWAC, Pubco, the Target Companies, the Sellers or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of JWAC. If applicable, Schedule 4.16 sets forth, as of the Effective Date, the amounts of any such fees or commissions that are due or would, upon the Closing, be due.

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4.17 Certain Business Practices.

(a) Neither JWAC, nor, to the Knowledge of JWAC, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of JWAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder JWAC or assist it in connection with any actual or proposed transaction.

(b) The operations of JWAC are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving JWAC with respect to the any of the foregoing is pending or, to the Knowledge of JWAC, threatened.

(c) None of JWAC or any of its directors or officers, or, to the Knowledge of JWAC, any other Representative acting on behalf of JWAC is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba, Iran, North Korea, and the Crimea region of Ukraine); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and JWAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

4.18 Insurance. Schedule 4.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by JWAC relating to JWAC or its business, properties, assets, directors (as related to JWAC), officers (as related to JWAC) and employees (as related to JWAC), copies of which have been provided to Pubco. All premiums due and payable under all such insurance policies have been timely paid and JWAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of JWAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by JWAC. JWAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably be likely to result in a Material Adverse Effect on JWAC.

4.19 Information Supplied. None of the information supplied by JWAC expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to JWAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when supplied by DMCA or when such filing is made, if made by JWAC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by JWAC expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when supplied by DMCA or when such filing is made, if made by JWAC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, JWAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, the Target Companies, the Sellers or any of their respective Affiliates.

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4.20 Independent Investigation. Effective as of the completion of JWAC’s due diligence review of the Target Companies as referenced in Section 2.2, JWAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies, Pubco and Merger Sub for such purpose. JWAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation, including the investigation to be undertaken following the Effective Date as referenced in Section 2.2, and the express representations and warranties of the Company, the Sellers, Pubco and Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to JWAC pursuant hereto, and the information provided by or on behalf of the Company, the Sellers, Pubco or Merger Sub for the Registration Statement; and (b) none of the Company, the Sellers, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to the Target Companies, the Sellers, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to JWAC pursuant hereto.

4.21 Trust Account. As of the Effective Date, JWAC has an amount of assets in the Trust Account equal to approximately One Hundred Twenty-Seven Million Seven Hundred Sixty-Seven Thousand Dollars ($127,767,000). The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of JWAC and the Trustee, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. As of the Effective Date the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. As of the Effective Date there are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to the Knowledge of JWAC, that would entitle any Person (other than (i) in respect of deferred underwriting commissions set forth in Schedule 4.21 or Taxes, (ii) the holders of JWAC Securities prior to the Merger Effective Time who shall have elected to redeem their JWAC Common Stock pursuant to JWAC’s Organizational Documents or in connection with an amendment thereof to extend JWAC’s deadline to consummate a Business Combination or (iii) if JWAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, JWAC in limited amounts to permit JWAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then JWAC’s public shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released, except to pay Taxes from any interest income earned in the Trust Account, and to redeem JWAC Common Stock pursuant to JWAC’s Organizational Documents, or in connection with an amendment thereof to extend JWAC’s deadline to consummate a Business Combination. As of the Effective Date, there are no Actions pending or, to the Knowledge of JWAC, threatened with respect to the Trust Account.

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Article V

REPRESENTATIONS AND WARRANTIES OF PUBCO

Except as set forth in the disclosure schedules delivered by Pubco to JWAC and the Company on the Effective Date (the “Pubco Disclosure Schedules”), each Section of which qualifies the correspondingly numbered representation or warranty if specified therein and such other representation or warranty where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure, Pubco hereby represents and warrants to JWAC, the Company and the Sellers, as of the Effective Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

5.1 Incorporation and Standing. Pubco is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to JWAC and the Company accurate and complete copies of the Organizational Documents of Pubco and Merger Sub, each as currently in effect. Neither Pubco nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Each of Pubco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and, subject to filing the Amended Pubco Charter, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco and Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement (including the filing of the Amended Pubco Charter), on the part of Pubco or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are expressly contemplated by this Agreement, including the Amended Pubco Charter, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

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5.4 Non-Contravention. The execution and delivery by Pubco and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the filing of the Amended Pubco Charter, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.5 Capitalization.

(a) As of the Effective Date, (i) the share capital of Pubco is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, of which one (1) Pubco Ordinary Share is issued and outstanding, which is owned by the Company, and (ii) Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco.

(b) As of immediately prior to the Closing Date and the consummation of the Merger and the Share Exchange, and following the filing of the Amended Pubco Charter, (i) the authorized share capital of Pubco will be $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, of which one (1) Pubco Ordinary Share will be issued and outstanding, which will be owned by the Company, and (ii) Merger Sub will be authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares will be issued and outstanding, and all of which will be owned by Pubco.

(c) Prior to giving effect to the Transactions, other than Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. As of immediately prior to the Closing, Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act.

(d) All outstanding Pubco Ordinary Shares as of the Effective Date are, and as of the Closing Date all of the Pubco Ordinary Shares issued in connection with the consummation of the Transactions will be, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Organizational Documents of Pubco or Merger Sub or any Contract to which Pubco or Merger Sub is a party. None of the outstanding securities of Pubco or Merger Sub have been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, Merger Sub does not have any Subsidiaries and Pubco does not have any Subsidiaries other than Merger Sub, and, other than as set forth herein, neither Pubco nor Merger Sub own any equity interests in any other Person.

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(e) There are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of Pubco or Merger Sub or (B) obligating Pubco or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any capital shares, or (C) obligating Pubco or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of Pubco or Merger Sub to repurchase, redeem or otherwise acquire any shares of Pubco or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders’ agreements, voting trusts or other agreements or understandings to which Pubco or Merger Sub is a party with respect to the voting of any shares of Pubco or Merger Sub.

(f) All Indebtedness of Pubco and Merger Sub as of the Effective Date is disclosed on Schedule 5.5(f). Other than as set forth on Schedule 5.5(f), no Indebtedness of JWAC contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Pubco or Merger Sub or (iii) the ability of Pubco or Merger Sub to grant any Lien on its properties or assets.

(g) Since the date of formation of Pubco and Merger Sub, and except as contemplated by this Agreement, neither Pubco nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and neither Pubco’s or Merger Sub’s respective board of directors has not authorized any of the foregoing.

5.6 Merger Shares and Exchange Shares; Pubco Warrants.

(a) All Merger Shares to be issued and delivered in accordance with Article I, and the shares of Pubco Ordinary Shares to be issued on any exercise of the Pubco Warrants (collectively, the “Merger Securities”) shall be, upon issuance and delivery of such Merger Securities, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Merger Securities, each holder thereof shall have good and valid title thereto, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the provisions of this Agreement and any Liens incurred by the holder thereof, and (iii) the issuance and sale of such Merger Securities pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

(b) Upon their issuance, the Pubco Warrants shall be duly authorized and validly issued and shall constitute the valid and binding obligation of Pubco to issue the Pubco Ordinary Shares upon exercise, enforceable against Pubco in accordance with their respective terms, subject to the Enforceability Exceptions. As of the Closing Date, Pubco shall have reserved out of its authorized and unissued share capital a number of Pubco Ordinary Shares to permit full exercise of the Pubco Warrants, and shall at all time retain in reserve out of its authorized and unissued share capital a number of Pubco Ordinary Shares to permit full exercise of any remaining unexercised Pubco Warrants for as long as such Pubco Warrants remain exercisable.

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(c) All Exchange Shares to be issued and delivered in accordance with Article II to the Sellers shall be, upon issuance and delivery of such Exchange Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Exchange Shares each Seller shall have good and valid title to its portion of such Exchange Shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the provisions of this Agreement and any Liens incurred by the Sellers, and (iii) the issuance and sale of such Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.7 Pubco and Merger Sub Activities. Since their formation, Pubco and Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, or as set forth in the Disclosure Schedules, and, other than their respective Organizational Documents, this Agreement and the Ancillary Documents to which they are a party, Pubco and Merger Sub are not party to or bound by any Contract.

5.8 Pubco SEC Filings. The representations and warranties in this Section 5.8 shall be deemed given by Pubco on and as of the Closing Date.

(a) Pubco has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed by Pubco with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, all of which forms, reports, schedules, statements, registration statements, prospectuses and other documents (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other filings Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 5.8, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) As of the Closing Date (A) the Pubco Ordinary Shares are listed on Nasdaq; (ii) Pubco has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Pubco Ordinary Shares, (C) there are no Actions pending or, to the Knowledge of Pubco, threatened against Pubco by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Pubco Ordinary Shares on Nasdaq and (D) such Pubco Ordinary Shares are in compliance with all of the applicable corporate governance rules of Nasdaq.

(c) The financial statements and notes of Pubco contained or incorporated by reference in the filings and reports referenced in Section 5.8(a) (the “Pubco Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Pubco at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

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(d) Except as and to the extent reflected or reserved against in the Pubco Financials, Pubco has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Pubco Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since Pubco’s formation in the ordinary course of business. Pubco does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the Closing Date, no financial statements other than those of Pubco are required by GAAP to be included in the financial statements of Pubco.

(e) Pubco has not received from its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Pubco, (ii) “material weakness” in the internal controls over financial reporting of Pubco or (iii) fraud, whether or not material, that involves management or other employees of Pubco who have a significant role in the internal controls over financial reporting of Pubco.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of Pubco’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, (i) Pubco has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Pubco’s financial reporting and the preparation of Pubco’s financial statements for external purposes in accordance with GAAP and (ii) Pubco has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Pubco is made known to Pubco’s principal executive officer and principal financial officer by others within Pubco, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

(g) Pubco has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

5.9 Absence of Certain Changes. As of the Effective Date, except as set forth in Schedule 5.9, Pubco and Merger Sub have, since their respective formation, conducted no business other than their respective formation and activities related to this Agreement and the Transactions.

5.10 Compliance with Laws. Each of Pubco and Merger Sub is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on Pubco or Merger Sub and neither Pubco and Merger Sub has received written notice alleging any violation of applicable Law in any material respect by Pubco and Merger Sub.

5.11 Actions; Orders; Permits. There is no pending or, to the Knowledge of Pubco, threatened Action to which Pubco or Merger Sub is subject which would reasonably be expected to have a Material Adverse Effect on either Pubco or Merger Sub. There is no material Action that Pubco or Merger Sub has pending against any other Person. Neither Pubco nor Merger Sub is subject to any material Orders of any Governmental Authority, nor, to the Knowledge of Pubco, are any such Orders pending. Each of Pubco and Merger Sub hold all material Permits necessary to lawfully conduct their respective business as presently conducted, and to own, lease and operate their respective assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Pubco or a Material Adverse Effect on Merger Sub.

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5.12 Taxes and Returns.

(a) Each of Pubco and Merger Sub has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Pubco Financials have been established in accordance with GAAP. Schedule 5.12(a) sets forth each jurisdiction where Pubco or Merger Sub file or are required to file a Tax Return. There are no claims, assessments. audits, examinations, to the Knowledge of Pubco, investigations or other Actions pending against Pubco or Merger Sub in respect of any material Tax, and neither Pubco nor Merger Sub has been notified in writing of any material proposed Tax claims or assessments against Pubco or Merger Sub (other than, in each case, claims or assessments for which adequate reserves in the Pubco Financials have been established in accordance with GAAP). There are no Liens with respect to any Taxes upon any of Pubco or Merger Sub’s assets, other than Permitted Liens. Neither Pubco nor Merger Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Pubco or Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Other than each other, neither Pubco nor Merger Sub are not, and have never been, a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes.

(b) Since the date of their respective formations, each of Pubco and Merger Sub has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

5.13 Employees and Employee Benefit Plans. Except as set forth on Schedule 5.13, neither Pubco nor Merger Sub (a) has any paid employees or (b) maintains, sponsors, contributes to or otherwise has any Liability under, any Benefit Plans. Except as set forth on Schedule 5.13, neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions and the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Pubco or Merger Sub; or (b) result in the acceleration of the time of payment or vesting of any such payment or benefit.

5.14 Properties. Neither Pubco nor Merger Sub owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. Neither Pubco nor Merger Sub owns or leases any material real property or Personal Property.

5.15 Material Contracts.

(a) Except as set forth on Schedule 5.15(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which Pubco or Merger Sub is a party or by which any of their respective properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by Pubco or Merger Sub on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of Pubco or Merger Sub or any of their respective current or future Affiliates, any acquisition of material property by Pubco or Merger Sub or any of their respective current or future Affiliates, or restricts in any material respect the ability of Pubco or Merger Sub or any of their respective current or future Affiliates from engaging in business as currently conducted by it or from competing with any other Person (each, a “Pubco Material Contract”). All Pubco Material Contracts have been made available to the Company other than those that are exhibits to Pubco’s filings and reports referenced in Section 5.8(a).

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(b) With respect to each Pubco Material Contract: (i) The Pubco Material Contract is legal, valid, binding and enforceable in all material respects against Pubco or Merger Sub, as applicable, and, to the Knowledge of Pubco, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) neither Pubco nor Merger Sub is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Pubco or Merger Sub, or permit termination or acceleration by the other party, under such Pubco Material Contract; and (iii) to the Knowledge of Pubco, no other party to any Pubco Material Contract is in breach or default in any material respect and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Pubco or Merger Sub under any Pubco Material Contract.

5.16 Transactions with Affiliates. Schedule 5.16 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the Effective Date under which there are any existing or future Liabilities or obligations between Pubco or Merger Sub, on the one hand, and any (a) present or former director, officer, employee, manager, direct equityholder or Affiliate of Pubco or Merger Sub, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Pubco’s or Merger Sub’s outstanding capital stock as of the Effective Date, on the other hand.

5.17 Investment Company Act; JOBS Act. Neither Pubco nor Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. Pubco constitutes an “emerging growth company” within the meaning of the JOBS Act.

5.18 Certain Business Practices.

(a) Neither Pubco and Merger Sub, nor, to the Knowledge of Pubco, any of their respective Representatives acting on either of their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of Pubco or Merger Sub, as applicable, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Pubco or Merger Sub or assist it in connection with any actual or proposed transaction.

(b) The operations of Pubco and Merger Sub are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Pubco or Merger Sub with respect to the any of the foregoing is pending or, to the Knowledge of Pubco, threatened.

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(c) None of Pubco, Merger Sub or any of their respective directors or officers, or, to the Knowledge of Pubco, any other Representative acting on behalf of Pubco or Merger Sub is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba, Iran, North Korea, and the Crimea region of Ukraine); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); neither Pubco nor Merger Sub has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

5.19 Insurance. Schedule 5.19 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Pubco or Merger Sub relating to Pubco or Merger Sub or their respective business, properties, assets, directors (as related to Pubco or Merger Sub), officers (as related to Pubco or Merger Sub) and employees (as related to Pubco or Merger Sub), copies of which have been provided to JWAC. All premiums due and payable under all such insurance policies have been timely paid and Pubco and Merger Sub are otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Pubco, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Pubco or Merger Sub. Pubco and Merger Sub have reported to their respective insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably be likely to result in a Material Adverse Effect on Pubco and or a Material Adverse Effect on Merger Sub.

5.20 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from JWAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or Merger Sub.

5.21 Information Supplied. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to JWAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of JWAC, the Target Companies, the Sellers or any of their respective Affiliates.

5.22 Independent Investigation. Each of Pubco and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and JWAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and JWAC for such purpose. Each of Pubco and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, the Sellers and JWAC set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the JWAC Disclosure Schedules) and in any certificate delivered to Pubco or Merger Sub pursuant hereto, and the information provided by or on behalf of the Company, the Sellers or JWAC for the Registration Statement; and (b) none of the Company, the Sellers, JWAC or their respective Representatives have made any representation or warranty as to the Target Companies, the Sellers, JWAC or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the JWAC Disclosure Schedules) or in any certificate delivered to Pubco or Merger Sub pursuant hereto.

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Article VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to JWAC and Pubco on the Effective Date (the “Company Disclosure Schedules”), each Section of which qualifies the correspondingly numbered representation or warranty if specified therein and such other representation or warranty where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure, the Company hereby represents and warrants to JWAC and Pubco, as of the Effective Date and as of the Closing (unless otherwise set forth below with respect to the representations and warranties which are given only as of a specific date), as follows:

6.1 Incorporation and Standing. The Company is a company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing (to the extent that such concept applies) in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except if the failure to be so qualified or licensed or be in good standing would not be material to the Target Companies taken as a whole. Schedule 6.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business as of the Effective Date. The Company has provided to JWAC accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and shareholders of the Company in accordance with the Company Organizational Documents, the Laws of the Cayman Islands and any other applicable Law, and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, in each case, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

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6.3 Capitalization.

(a) The authorized share capital of the Company is $50,000 divided into 500,000,000 shares of nominal or par value of $0.0001 each. The issued and outstanding share capital of the Company consists of 266,102,827 Company Shares, and there are no other issued or outstanding equity interests of the Company. The Sellers are the legal (registered) and beneficial owners, in the aggregate, of all of the Purchased Shares, with each Seller owning the Company Shares set forth on Schedule 6.3(a), all of which Company Shares are owned by the Sellers free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. After giving effect to the Share Exchange, Pubco shall own all of the issued and outstanding equity interests of the Company free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Laws of the Cayman Islands, any other applicable Law, the Company Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b) No Target Company currently has, and no Target Company has had, since its formation, any stock option or other equity incentive plans. Except as set forth on Schedule 6.3(b), there are no Company Convertible Securities or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which any Target Company or, to the Knowledge of the Company, any of their respective shareholders are a party or bound relating to any equity securities of any Target Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 6.3(b), there are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting of any Target Company’s equity interests. Except as set forth in the relevant Target Company’s Organizational Documents, there are no outstanding contractual obligations of any Target Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has any Target Company granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of each Target Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the Transactions, no equity interests of any Target Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of any Target Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials or as set forth on Schedule 6.3(c), since January 1, 2019, no Target Company has declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of such Target Company, the board of directors of such Target Company has not authorized any of the foregoing and the board of directors of such Target Company or of the Company has not authorized any of the foregoing.

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6.4 Subsidiaries. Schedule 6.4 sets forth the name of each direct and indirect Subsidiary of the Company, and with respect to each such Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable); were offered, sold and delivered in compliance with all applicable securities Laws and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the applicable Subsidiary’s Organizational Documents or any Contract to which such Subsidiary is a party or by which such Subsidiary or its securities are bound; and are owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by the applicable Subsidiary’s Organizational Documents or applicable securities Laws). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 6.4, no Target Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. No Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Target Company to provide funds to, or make any loan or capital contribution to any other Person.

6.5 Governmental Approvals. Except as otherwise described in Schedule 6.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Company.

6.6 Non-Contravention. Except as otherwise described in Schedule 6.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

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6.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the (i) audited consolidated balance sheets of the Target Companies as of December 31, 2021 (the “Balance Sheet Date”), and December 31, 2020, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended and (ii) reviewed and unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of March 31, 2022, and the related reviewed and unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the three (3) month period then ended True and correct copies of the Company Financials have been provided to JWAC. The Company Financials (i) were prepared from the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, and (v) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Since the Balance Sheet Date, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) As of the Effective Date, the Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 6.7(c), and in such amounts (including principal and any accrued but unpaid interest with respect to such Indebtedness), as set forth on Schedule 6.7(c). Except as disclosed on Schedule 6.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

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(d) No Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning of Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Target Companies as of the Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of any Target Company to JWAC or Pubco or their respective Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

6.8 Absence of Certain Changes. Except as set forth on Schedule 6.8 or for actions expressly contemplated by this Agreement, each Target Company: (a) since December 31, 2019 to the Effective Date, has conducted its business only in the ordinary course of business consistent with past practice, (b) since December 31, 2019, has not been subject to a Material Adverse Effect and (c) since December 31, 2019, has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 8.2 ) if such action were taken on or after the Effective Date without the consent of JWAC.

6.9 Compliance with Laws. Except as set forth on Schedule 6.9, no Target Company is or since the date of its formation, has been in conflict or non-compliance with, or in default or violation of, any applicable Laws, except as would reasonably be expected to result in a Material Adverse Effect on the applicable Target Company, nor has any Target Company received, since the date of its formation, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

6.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to JWAC true, correct and complete copies of all material Company Permits. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and since January 1, 2019, no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.

6.11 Litigation. Except as described on Schedule 6.11, as of the Effective Date, there is no (a) Action of any nature currently pending or, to the Knowledge of the Company, threatened, against any Target Company (and no such Action has been brought or, to the Knowledge of the Company, threatened since the date of formation of the applicable Target Company); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since the date of its formation, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders in their capacity as such, its business, equity securities or assets. The items listed on Schedule 6.11, if finally determined adverse to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. Since the date of its formation, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

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6.12 Material Contracts.

(a) Schedule 6.12(a) sets forth a true, correct and complete list of, and the Company has made available to JWAC (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound (each Contract required to be set forth on Schedule 6.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit in any material respect the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices other than those entered into in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $1,500,000, other than those incurred in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $1,500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $1,500,000 per year or $3,000,000 in the aggregate;

(viii) is with any Top Customer or Top Vendor;

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(ix) obligates any Target Company to provide continuing indemnification or a guarantee of obligations of a third party after the Effective Date in excess of $1,500,000;

(x) is between any (A) Target Company and (B) any directors, officers or employees of a Target Company (other than at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any other Related Person, including all non-competition, severance and indemnification agreements;

(xi) obligates any Target Company to make any capital commitment or expenditure in excess of $1,500,000 (including pursuant to any joint venture);

(xii) relates to a material settlement of any Action entered into within three (3) years prior to the Effective Date or under which any Target Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney; or

(xiv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company were the registrant.

(b) Except as disclosed in Schedule 6.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Target Companies, taken as a whole, in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

6.13 Intellectual Property.

(a) Schedule 6.13(a)(i) sets forth as of the Effective Date all Patents and Patent applications, trademarks and service mark registrations and applications, copyright registrations and applications and domain name registrations owned by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the title of the item, if applicable, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. Schedule 6.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions that are material to the Target Companies’ businesses as currently conducted (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public generally with license, maintenance, support and other fees of less than $20,000 per year, which are not required to be listed, although such licenses that are material to the Target Companies’ businesses as currently conducted are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any material Intellectual Property. Each Target Company owns, free and clear of all Liens (other than Permitted Liens) all Company IP. Except as set forth on Schedule 6.13(a)(iii), all material Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, except for fees and costs payable to file, apply for, register, patent or maintain Company Registered IP.

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(b) Each Target Company has a valid and enforceable license to use all material Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. Other than Company IP, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions for material Intellectual Property necessary to operate the Target Companies as presently conducted. Each Target Company has performed all material obligations imposed on it in the applicable Company IP Licenses, has made all material payments required under the applicable Company IP Licenses to date, and such Target Company is not in material breach or material default thereunder. The continued use by the Target Companies of the material Intellectual Property that is the subject of the Company IP Licenses in the same or similar manner that it is currently being used is not prohibited by such Company IP Licenses in material respects. To the Knowledge of the Company, all registrations for material Copyrights, Patents and Trademarks that are owned by any Target Company are valid and in force.

(c) To the Knowledge of the Company, no Action is pending or threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Intellectual Property currently owned, licensed, used or held for use by the Target Companies, except for any Action relating to applications for Intellectual Property. During the past three (3) years, no Target Company has received any written or to the Knowledge of the Company, oral notice or claim that is currently pending, asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person in material respects is or may be occurring or has or may have occurred, in each case, as a consequence of the business activities of any Target Company. There are no Orders to which any Target Company is a party or is otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any material Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in any material respects in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past three (3) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect as a result of the ownership, use or license of any material Intellectual Property owned by a Target Company. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by any Target Company and material to the Target Companies’ businesses as currently conducted (“Company IP”) in any material respect.

(d) All employees and independent contractors of a Target Company who develop material Intellectual Property for such Target Company have assigned to such Target Company such material Intellectual Property arising from the services performed for a Target Company by such Persons. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a Target Company have claimed in writing any ownership interest in any material Intellectual Property owned by a Target Company. The Company has made available to JWAC true and complete copies of templates of written Contracts used by the Target Companies under which employees and independent contractors of a Target Company assigned the material Intellectual Property developed for a Target Company by such employees and independent contractors to such Target Company. Each Target Company has taken commercially reasonable security measures for the purposes of protecting the secrecy and confidentiality of the material Trade Secrets included in Company IP.

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(e) To the Knowledge of the Company, during the past three (3) years, (i) no Person has obtained unauthorized access in any material respects to third party personal information and data regarding individuals that are protected by applicable data privacy Law, in the possession of a Target Company and (ii) nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Target Company has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of such personal information and its own privacy policies and guidelines.

(f) The consummation of any of the Transactions will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments by a Target Company under, or release of source code for software included in Company IP because of: (i) any Contract providing for the license granted by a Target Company to a third party to use material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ material rights under such Contracts or Company IP Licenses to the same or similar extent that the Target Companies would have been able to exercise had the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

6.14 Taxes and Returns Except as set forth on Schedule 6.14:

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) Within the past three (3) years, no claim has ever been made against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any material proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

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(e) Each Target Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return outside of the ordinary course of business.

(g) No Target Company has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(h) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) as a transferee or successor or (ii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Target Company with respect to any period following the Closing Date.

(i) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the Effective Date or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(j) No Target Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes.

6.15 Real Property. Schedule 6.15 contains a complete and accurate list of all premises currently leased or subleased by any Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto as of the Effective Date, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to JWAC a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable against the applicable Target Company party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

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6.16 Personal Property. Except as set forth in Schedule 6.16, all items of Personal Property with a book value or fair market value of greater than One Hundred Thousand Dollars ($100,000) are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company.

6.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, and with respect to assets owned by any applicable Target Company, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the consolidated balance sheet of the Target Companies and (d) Liens set forth on Schedule 6.17. The assets (including Intellectual Property rights and contractual rights) of each Target Company constitute all of the assets, rights and properties that are used in the operation of the businesses of the applicable Target Company as it is now conducted or that are used or held by the applicable Target Company for use in the operation of its businesses and are adequate and sufficient for the operation of the businesses of the applicable Target Company as currently conducted.

6.18 Employee Matters.

(a) Except as set forth in Schedule 6.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and, to the Knowledge of the Company, there are no activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 6.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has, to the Knowledge of the Company, provided any Target Company written or oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 6.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

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(c) Schedule 6.18(c) hereto sets forth a complete and accurate list as of the Effective Date of all employees (with names redacted) of the Target Companies showing for each as of such date (i) the employee’s staff identification number job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2021, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2022. Except as set forth on Schedule 6.18(c), (A) no employee is a party to a written employment Contract with a Target Company, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Knowledge of the Company, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 6.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to JWAC by the Company.

(d) Schedule 6.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such independent contractor, date of retention and rate of remuneration. Except as set forth on Schedule 6.18(d), each such independent contractor is a party to a written contract with a Target Company and has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s Contract. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last three (3) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor’s engagement is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

6.19 Benefit Plans.

(a) Set forth on Schedule 6.19(a) is a true and complete list of each material Foreign Plan of each Target Company (each, a “Company Benefit Plan”). Except as set forth on Schedule 6.19(a), no Target Company maintains or contributes to (or has an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each material Company Benefit Plan which covers any current or former officer, director, individual consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to JWAC accurate and complete copies, if applicable, of: (i) the current plan documents and related trust agreements or annuity Contracts (including any amendments thereto), and written descriptions of any material Company Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all material communications in the past three (3) years with any Governmental Authority concerning any matter that is still pending or for which any Target Company has any outstanding material Liability.

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(c) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to any Target Company has occurred; (iii) no Action that would result in a material Liability to the Target Companies is pending, to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit Plan have been timely made. No Target Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the applicable Target Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not materially exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(e) The consummation of the Transactions and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of any Target Company.

(f) Except to the extent required by applicable Law, no Target Company provides material health or life insurance benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

6.20 Environmental Matters. Except as set forth in Schedule 6.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws (“Environmental Permits”), and no Action is pending or, to the Knowledge of the Company, threatened to revoke, modify in any material respect, or terminate any such Environmental Permit.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material in each case that would reasonably be expected to give rise to any material Liability. No Target Company has assumed, contractually or by operation of Law, any outstanding material Liabilities or obligations under any Environmental Laws.

(c) No Action is pending to the Knowledge of the Company, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

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(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation of any Target Company under applicable Environmental Laws. To the Knowledge of the Company, no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) To the Knowledge of the Company, there is no investigation by any Governmental Authority of the business, operations, or currently owned, operated, or leased property of a Target Company pending or threatened in writing that could reasonably be expected to result in a Target Company incurring material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls, in each case that could reasonably be expected to result in a Target Company incurring any material Liability or obligation under applicable Environmental Laws.

(g) The Company has provided to JWAC all material environmental site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently owned, leased, or operated properties of any Target Company, in each case that are in the Company’s possession.

6.21 Transactions with Related Persons. Except as set forth on Schedule 6.21, no Target Company nor any officer or director of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document. Except as set forth on Schedule 6.21, or as contemplated by or provided for in any Ancillary Document, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. Except as set forth on Schedule 6.21, or as contemplated by or provided for in any Ancillary Document, the assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other material obligation or commitment to any Related Person.

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6.22 Insurance.

(a) Schedule 6.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to JWAC. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. Since January 1, 2020, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Since January 1, 2020, no Target Company has made any insurance claim in excess of $100,000. Since January 1, 2020, each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2020, no Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23 Top Customers and Suppliers. Schedule 6.23 lists, by dollar volume received by or paid to the Target Companies, as applicable, for the twelve (12) months ended on December 31, 2021, the ten (10) largest customers (with names redacted but with customer identification numbers provided in lieu thereof) of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Vendors”), along with the amounts of such dollar volumes. The relationships of each Target Company with the Top Customers and Top Vendors are good commercial working relationships and (i) no Top Vendor or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, has given any Target Company any written notice to cancel or otherwise terminate, any material relationships of such Person with a Target Company, and (ii) no Top Vendor or Top Customer has during the last twelve (12) months decreased materially or, to the Knowledge of the Company, threatened in writing to (A) stop, decrease or limit materially, or modify materially its material relationships with a Target Company or (B) stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Knowledge of the Company, no Top Vendor or Top Customer intends to refuse to pay any material amount due to any Target Company or seek to exercise any remedy against any Target Company, and (iv) no Target Company has within the past twelve (12) months been engaged in any material dispute with any Top Vendor or Top Customer.

6.24 Certain Business Practices.

(a) Since January 1, 2019, no Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Since January 1, 2019, no Target Company, nor any of their respective Representatives acting on their behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) Since January 1, 2019, the operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions that govern the operations of the Target Company, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that have jurisdiction over the Target Companies, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

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(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba, Iran, North Korea, and the Crimea region of Ukraine); or (iii) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and no Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, or any other country comprehensively sanctioned by OFAC (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine) or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

6.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

6.26 Finders and Brokers. Except as set forth in Schedule 6.26, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from JWAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

6.27 Information Supplied. None of the information supplied or to be supplied by the any Target Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to JWAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by any Target Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of JWAC or its Affiliates.

6.28 Independent Investigation. The Company has conducted its own respective independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of JWAC, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of JWAC, Pubco and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of JWAC, Pubco and Merger Sub set forth in this Agreement (including the related portions of the JWAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of JWAC, Pubco or Merger Sub for the Registration Statement; and (b) none of JWAC, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to JWAC, Pubco or Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the JWAC Disclosure Schedules) or in any certificate delivered to Company pursuant hereto.

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Article VII
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby severally, and not jointly, represents and warrants to JWAC and Pubco, as of the Effective Date and as of the Closing, as follows:

7.1 Organization and Standing. Such Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

7.2 Authorization; Binding Agreement. Such Seller has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform such Seller’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which such Seller is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by such Seller and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Ownership. Such Seller is as of the Effective Date, and on the Closing Date will be, the record and beneficial owner and holder of, and the owner of good, valid and marketable title to, the Purchased Shares set forth opposite such Seller’s name on Annex I, free and clear of any and all Liens (other than those imposed by applicable securities Laws or the Company Organizational Documents). There are no proxies, voting rights, shareholders’ agreements or other agreements, to which such Seller is a party or by which such Seller is bound, with respect to the voting or transfer of any of such Seller’s Purchased Shares other than this Agreement. None of the Purchased Shares held by such Seller is subject to pre-emptive or similar rights, either pursuant to any Company Organizational Document, requirement of Law or any contract, and no Person has any pre-emptive rights or similar rights to purchase or receive any Purchased Shares or other interests in the Company from such Seller. Upon delivery of such Seller’s Purchased Shares to Pubco on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such Purchased Shares and good, valid and marketable title to such Purchased Shares, free and clear of all Liens (other than those imposed by applicable securities Laws or those incurred by Pubco), will pass to Pubco.

7.4 Governmental Approvals. No Consent of or with any Governmental Authority on the part of such Seller is required to be obtained or made in connection with the execution, delivery or performance by such Seller of this Agreement or any Ancillary Documents or the consummation by such Seller of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to materially impair or delay the ability of Seller to consummate the Transactions.

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7.5 Non-Contravention. The execution and delivery by such Seller of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by such Seller of the transactions contemplated hereby and thereby, and compliance by such Seller with any of the provisions hereof and thereof, will not, (a) if such Seller is an entity, conflict with or violate any provision of such Seller’s Organizational Documents, (b) conflict with or violate any Law, Order or Consent applicable to such Seller or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Seller under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Seller under, (viii) give rise to any obligation to obtain any third party consent or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which such Seller is a party or such Seller or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of such Seller to consummate the Transactions. If such Seller is an entity, the governing or managing body or persons of such Seller has authorized the execution and delivery of this Agreement by such Seller and has approved this Agreement and the Transactions.

7.6 No Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened, nor any Order is outstanding, against or involving such Seller, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of such Seller to consummate the transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which such Seller is or is required to be a party.

7.7 Investment Representations.

(a) Such Seller: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Exchange Shares for itself for investment purposes only, and not with a view towards any resale or distribution of such Exchange Shares; (c) has been advised and understands that the Exchange Shares (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been and shall not be registered under the Securities Act or any applicable state securities Laws and, therefore, must be held indefinitely and cannot be resold unless such Exchange Shares are registered under the Securities Act and all applicable state securities Laws, unless exemptions from registration are available and such Seller has complied with the requirements set forth in Section 7.7(b), and (iii) are subject to additional restrictions on transfer pursuant to such Seller’s Lock-Up Agreement (if applicable); (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) acknowledges that unless otherwise agreed Pubco is under no obligation hereunder to register the Exchange Shares under the Securities Act. Such Seller does not have any Contract with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to the Exchange Shares. By reason of such Seller’s business or financial experience, or by reason of the business or financial experience of such Seller’s “purchaser representatives” (as that term is defined in Rule 501(h) under the Securities Act), such Seller is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. Such Seller has carefully read and understands all materials provided by or on behalf of Pubco, JWAC or their respective Representatives to such Seller or such Seller’s Representatives pertaining to an investment in Pubco and has consulted, as such Seller has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for such Seller. Such Seller acknowledges that the Exchange Shares are subject to dilution for events not under the control of such Seller. Such Seller has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Seller and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco, JWAC or their respective Representatives. Such Seller acknowledges and agrees that, except as set forth in Article IV (including the related portions of the JWAC Disclosure Schedules) and Article V, no representations or warranties have been made by Pubco, Merger Sub, JWAC or any of their respective Representatives, and that such Seller has not been guaranteed or represented to by any Person, (i) any specific amount or the event of the distribution of any cash, property or other interest in Pubco or (ii) the profitability or value of the Exchange Shares in any manner whatsoever. Such Seller: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with such Seller’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

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(b) In addition to the requirements of Section 7.7(a), such Seller understands and agrees that if the Exchange Shares are to be sold pursuant to an exemption from registrations under the Securities Act, then (i) such Seller shall be required to have delivered to Pubco, at the cost of such Seller, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Exchange Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be accepted by Pubco, (ii) the Exchange Shares are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of such Seller who agree to sell or otherwise transfer the Exchange Shares only in accordance with this Section 7.7(b) and who is an accredited investor as such term is defined in Rule 501(a) of Regulation D under the Securities Act, (d) the Exchange Shares are sold pursuant to Rule 144, or (e) the Exchange Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule), and such Seller shall have delivered to Pubco, at the cost of such Seller, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in corporate transactions, which opinion shall be accepted by Pubco; (ii) any sale of such Exchange Shares made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Exchange Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither Pubco nor any other person is under any obligation to register such Exchange Shares under the Securities Act or any state securities Laws or to comply with the terms and conditions of any exemption thereunder (in each case).

(c) Such Seller understands that the Exchange Shares, until such time as the Exchange Shares have been registered under the Securities Act, or may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Exchange Shares may bear a standard Rule 144 legend and a stop-transfer order may be placed against transfer of the certificates for such Exchange Shares.

7.8 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from JWAC, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Seller.

7.9 Information Supplied. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to JWAC’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by such Seller expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, such Seller does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of JWAC or its Affiliates.

7.10 Independent Investigation. Such Seller has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of JWAC, Pubco and Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of JWAC, Pubco and Merger Sub for such purpose. Such Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of JWAC, Pubco and Merger Sub set forth in this Agreement (including the related portions of the JWAC Disclosure Schedules) and in any certificate delivered to such Seller pursuant hereto, and the information provided by or on behalf of JWAC, Pubco or Merger Sub for the Registration Statement; and (b) none of JWAC, Pubco, Merger Sub or their respective Representatives have made any representation or warranty as to JWAC, Pubco, Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the JWAC Disclosure Schedules) or in any certificate delivered to such Seller pursuant hereto.

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Article VIII
COVENANTS

8.1 Access and Information.

(a) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Closing (the “Interim Period”), subject to Section 8.14, each of the Company, Pubco and Merger Sub (collectively with the Target Companies, the “Company Entities”) shall give, and shall cause their respective Representatives to give, JWAC and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company Entities as JWAC or its Representatives may reasonably request regarding the Company Entities and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) in each case, if the financial statements or other documents already exist) and cause each of the Representatives of any Company Entity to reasonably cooperate with JWAC and its Representatives in their investigation; provided, however, that JWAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company Entities. JWAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any Company Entity regarding any Company Entity, its business or the Transactions and the Ancillary Documents without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company Entities shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law or (iii) the disclosure of which would constitute a waiver of attorney-client, attorney work product or other legal privilege.

(b) During the Interim Period, subject to Section 8.14, JWAC shall give, and shall cause its Representatives to give, the Company Entities and their respective Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to JWAC or its Subsidiaries, as the Company Entities or their respective Representatives may reasonably request regarding JWAC, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) in each case, if the financial statements or other documents already exist) and cause each of JWAC’s Representatives to reasonably cooperate with the Company Entities and their respective Representatives in their investigation; provided, however, that the Company Entities and their Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of JWAC or any of its Subsidiaries. Notwithstanding the foregoing, JWAC shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law or (iii) the disclosure of which would constitute a waiver of attorney-client, attorney work product or other legal privilege.

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8.2 Conduct of Business of the Company Entities and the Sellers.

(a) Unless JWAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or any Ancillary Document or as set forth on Schedule 8.2, or as required by applicable Law (including COVID-19 Measures), the Company Entities shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company Entities and their respective businesses, assets and employees, and (iii) use commercially reasonable efforts necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided, that no action by any Company Entity with respect to matters specifically prohibited or restricted by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b) Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.2, or as required by applicable Law (including COVID-19 Measures), during the Interim Period, without the prior written consent of JWAC (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company Entities shall, and each shall cause their respective Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, prepay, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $1,500,000 individually or $3,000,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $1,500,000 individually or $3,000,000 in the aggregate, in each case, except for hedging or over-the-counter derivatives transactions in the ordinary course of business;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any material Action relating to Taxes, file any material amended Tax Return or claim for a material refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

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(vii) transfer or license to any Person, other than the license of Intellectual Property in the ordinary course of business, or otherwise permit to lapse or fail to preserve, any material Company Registered IP or other Company IP, or disclose any material Trade Secrets included in Company IP to any Person who has not entered into a written confidentiality agreement and is not otherwise subject to confidentiality obligations;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Party’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the transactions contemplated hereby but excluding any Action between two or more Parties as required to enforce this Agreement or any Party’s rights or obligations hereunder), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials or the consolidated financial statements of Pubco, as applicable;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case, except for transactions in the ordinary course of business;

(xvi) make any capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $1,000,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or complete any such plan or the transactions set forth therein;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate, other than pursuant to the terms of a Company Material Contract or other Contract not required to be disclosed as a Company Material Contract in existence as of the Effective Date or entered into in the ordinary course of business or in accordance with the terms of this Section 8.2 during the Interim Period, or pursuant to a Company Benefit Plan;

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(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than licensing of Intellectual Property in the ordinary course of business or suffer or incur any Lien on any their respective assets in excess of $500,000 individually or $1,000,000 in the aggregate;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of any Company Entity;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);

(xxiv) change their principal place of business or jurisdiction of organization; or

(xxv) authorize or agree to do any of the foregoing actions.

(c) Without limiting Sections 8.2(a) and 8.2(b), during the Interim Period, without the prior written consent of JWAC, (i) the Company shall not issue any Company Securities, and (ii) no Seller shall sell, transfer or dispose of any Company Securities owned by such Seller, in either case of clauses (i) and (ii), unless the recipient or transferee of such Company Securities (the “New Seller”) executes and delivers to JWAC and the Company Parties a joinder agreement in form and substance reasonably acceptable to JWAC and Pubco to become bound by the terms and conditions of this Agreement as a Seller hereunder (a “Joinder”), as well as execute and deliver to JWAC and the Company Parties any Ancillary Documents which such New Seller would have been required to be a party or bound if such New Seller were a Seller on the Effective Date. The Parties shall make any appropriate adjustments to Annex I and each Seller’s Pro Rata Share and Earnout Percentage to account for such New Seller.

8.3 Conduct of Business of JWAC.

(a) Unless the Company and Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or any Ancillary Document or as set forth on Schedule 8.3, or as required by applicable Law, JWAC shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to JWAC and its Subsidiaries and their respective businesses, assets and employees, and (iii) use commercially reasonable efforts to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided, that no action by JWAC with respect to matters specifically prohibited or restricted by any provision of Section 8.3(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.3(b). Notwithstanding anything to the contrary in this Section 8.3, nothing in this Agreement shall prohibit or restrict JWAC from extending one or more times, in accordance with the JWAC Charter and IPO Prospectus, or by amendment to the JWAC Charter, the deadline by which it much complete its Business Combination as set forth in Section 11.2 (each, an “Extension”), and no consent of any other Party shall be required in connection therewith.

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(b) Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by any PIPE Investment) or any Ancillary Document or as set forth on Schedule 8.3, or as required by applicable Law, during the Interim Period, without the prior written consent of the Company and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), JWAC shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 8.3(b)(iv) shall not prevent JWAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Transactions, including any PIPE Investment in accordance with Section 8.18, up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes, settle any material Action relating to Taxes, file any amended Tax Return or claim for material refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to JWAC or JWAC’s ability to consummate the Transactions;

(vii) terminate, waive or assign any material right under any material agreement to which it is a party;

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(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting JWAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the transactions contemplated hereby but excluding any Action between two or more Parties as required to enforce this Agreement or any Party’s rights or obligations hereunder), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, JWAC or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the JWAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $200,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or complete any such plan or the transactions set forth therein (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $200,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the Effective Date or entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

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(xx) change their principal place of business or jurisdiction of organization; or

(xxi) authorize or agree to do any of the foregoing actions.

8.4 Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each calendar month completed after the Effective Date and within forty-five (45) calendar days following the end of each three-month quarterly period completed after the Effective Date, the Company shall deliver to JWAC an unaudited monthly management account or an unaudited quarterly consolidated income statement and consolidated balance sheet, as applicable, of the Target Companies for the applicable calendar month or quarterly period, as applicable. From the Effective Date through the Closing Date, the Company will also promptly deliver to JWAC copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

8.5 JWAC Public Filings. During the Interim Period, JWAC will use its commercially reasonable efforts to remain current with its reporting obligations pursuant to the Securities Act and the Exchange Act and to and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Merger to maintain the listing of the JWAC Common Stock and the JWAC Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Ordinary Shares.

8.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to any Company Entity, the Sellers and their respective Affiliates, a transaction (other than the Transactions) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to JWAC and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination for JWAC, and in each case, other than transfers of the Purchased Shares among the Sellers or to an employee of a Target Company who becomes a Seller as long as such employee will sign a Joinder and execute and deliver any other documents required by Section 8.2(c) hereof.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company, Pubco and JWAC, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates (or with respect to any Seller, any Target Company) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

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(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives (or with respect to the Company, any Seller) of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.7 No Trading. The Company Entities and the Sellers each acknowledge and agree that each of them is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of JWAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company Entities and the Sellers each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of JWAC, communicate such information to any third party, take any other action with respect to JWAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to the Company, any Seller): (a) fails to comply with any material covenant or agreement to be complied with or satisfied by it or its Affiliates (or, with respect to the Company, any Seller) hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is required in connection with the Transactions or (ii) any material non-compliance with any Law by such Party or its Affiliates (or, with respect to the Company, any Seller); (c) receives any notice or other communication from any Governmental Authority in connection with the Transactions; (d) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article X not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any material Action against such Party or any of its Affiliates (or, with respect to the Company, any Seller), or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party (or, with respect to the Company, any Seller) with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

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8.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.

(b) In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the Effective Date, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the Transactions and shall use all commercially reasonable efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or with respect to the Company, any Seller) receives any notice from such Governmental Authorities in connection with the Transactions, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for one or more Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or the Ancillary Documents.

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(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to Pubco, during the Interim Period, the Company, Pubco and Merger Sub shall take all reasonable actions necessary to cause Pubco to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

8.10 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.11 The Registration Statement.

(a) As promptly as practicable after the Effective Date, JWAC and Pubco shall jointly prepare, and Pubco shall (at the sole cost and expense of JWAC with respect to any applicable SEC filing fees and/or registration fees) file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of JWAC Securities prior to the Merger Effective Time, which Registration Statement will also contain a proxy statement of JWAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from JWAC shareholders for the matters to be acted upon at the Special Stockholder Meeting and providing the Public Stockholders an opportunity in accordance with JWAC’s Organizational Documents and the IPO Prospectus to have their JWAC Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from JWAC shareholders to vote, at a special meeting of JWAC stockholders to be called and held for such purpose (the “Special Stockholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including, to the extent required, the issuance of the Exchange Shares and the PIPE Shares), by the holders of JWAC Common Stock in accordance with JWAC’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (B) to the extent required by the Federal Securities Laws or the Laws of the Cayman Islands, the adoption of the Amended Pubco Charter, (C) the adoption and approval of a new equity incentive plan for Pubco, which will be in form and substance reasonably acceptable to the Company and JWAC and which will provide that the total awards under such equity incentive plan will be a number of Pubco Ordinary Shares equal to five percent (5%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing, (D) the appointment of the members of the Post-Closing Pubco Board, in each case in accordance with Section 8.15 hereof, (E) such other matters as the Company, Pubco and JWAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (E), collectively, the “Stockholder Approval Matters”, and (F) the adjournment of the Special Stockholder Meeting, if necessary or desirable in the reasonable determination of JWAC.

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(b) Subject to the provisions of Section 8.11(f), JWAC, acting through the JWAC Board (or a committee thereof), shall (i) make the JWAC Recommendation and include such JWAC Recommendation in the Proxy Statement and (ii) use its commercially reasonable efforts to solicit from its stockholders proxies or votes in favor of the approval of the Stockholder Approval Matters, and (iii) take all other action necessary or advisable to secure the approval of the Stockholder Approval Matters. If on the date for which the Special Stockholder Meeting is scheduled, JWAC has not received proxies and votes representing a sufficient number of shares to obtain the Stockholder Approval Matters, whether or not a quorum is present, JWAC may make one or more successive postponements or adjournments of the Special Stockholder Meeting. In connection with the Registration Statement, JWAC and Pubco will file with the SEC financial and other information about the Transactions in accordance with applicable Law, JWAC’s Organizational Documents, Pubco’s Organizational Documents, the Laws of the Cayman Islands, the DGCL and the rules and regulations of the SEC and Nasdaq. JWAC and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Entities shall provide JWAC with such information concerning the Company Entities and the Target Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Parties shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) JWAC and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Stockholder Meeting and the Redemption. Each of JWAC, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company Parties and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. JWAC and Pubco shall amend or supplement the Registration Statement and Pubco shall (at the sole cost and expense of JWAC) file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to JWAC’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and JWAC’s Organizational Documents.

(d) JWAC and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. JWAC and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that JWAC, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Stockholder Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

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(e) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, JWAC and Pubco shall distribute the Registration Statement to JWAC’s shareholders and, JWAC shall call the Special Stockholder Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(f) JWAC and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, JWAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Stockholder Meeting and the Redemption.

8.12 Change of Recommendation.

(a) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required Stockholder Approval, the JWAC Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that in response to a Intervening Event, making a JWAC Change of Recommendation is necessary for the JWAC Board to comply with its fiduciary duties under applicable Law, the JWAC Board may, prior to obtaining the Required Stockholder Approval, make a JWAC Change of Recommendation; provided, however, that JWAC shall not be entitled to make, or agree or resolve to make, a JWAC Change of Recommendation unless (i) JWAC delivers to Pubco a written notice (an “Intervening Event Notice”) advising Pubco that the JWAC Board proposes to take such action and containing the material facts underlying the JWAC Board’s determination that an Intervening Event has occurred and that to make a JWAC Change of Recommendation is necessary for the JWAC Board to comply with its fiduciary duties under applicable Law and (ii) at or after 5:00 p.m., New York time, on the fourth (4th) Business Day immediately following the day on which JWAC delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m., New York time, on the fourth (4th) Business Day immediately following the day on which JWAC delivered the Intervening Event Notice (it being understood that any material development with respect to a Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the JWAC Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that making a JWAC Change of Recommendation is necessary for the JWAC Board to comply with its fiduciary duties under applicable Law. If requested by the Company, JWAC shall, and shall use its commercially reasonable efforts to cause its Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with the Company Parties and their Representatives to make such adjustments in the terms and conditions of this Agreement so that a JWAC Change of Recommendation is not necessary for JWAC Board to comply with the JWAC Board’s fiduciary duties under applicable Law.

(b) JWAC agrees that, unless this Agreement is terminated in accordance with the terms herein, its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Stockholder Meeting for the purpose of obtaining the Required Stockholder Approval shall not be affected by any JWAC Change of Recommendation, and JWAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Stockholder Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement (including the Stockholder Approval Matters) as required herein, regardless of whether or not there shall be any JWAC Change of Recommendation.

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8.13 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of JWAC, Pubco and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days after the execution of this Agreement), JWAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with a draft of which provided to the Company for review and comment no later than two (2) Business Days after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which JWAC shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

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8.14 Confidential Information.

(a) The Company Entities and the Sellers agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any JWAC Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the JWAC Confidential Information without JWAC’s prior written consent; and (ii) in the event that the Company Entities, any Seller or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any JWAC Confidential Information, (A) provide JWAC to the extent legally permitted with prompt written notice of such requirement so that JWAC or an Affiliate thereof may seek, at JWAC’s cost, a protective Order or other remedy or waive compliance with this Section 8.14(a), and (B) in the event that such protective Order or other remedy is not obtained, or JWAC waives compliance with this Section 8.14(a), furnish only that portion of such JWAC Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such JWAC Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company Entities and the Sellers shall, and shall cause their respective Representatives to, promptly deliver to JWAC or destroy (at JWAC’s election) any and all copies (in whatever form or medium) of JWAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (x) Pubco and its Representatives shall be permitted to disclose any and all JWAC Confidential Information to the extent required by the Federal Securities Laws and (y) Pubco shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of JWAC disclosed to such Person until such information ceases to be a Trade Secret, subject to any disclosure as may be required pursuant to clause (ii) of the first sentence of this Section 8.14(a).

(b) JWAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that JWAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.14(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 8.14(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, JWAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at JWAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, JWAC and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, and (y) JWAC shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret, subject to any disclosure as may be required pursuant to clause (ii) of the first sentence of this Section 8.14(b).

(c) For the avoidance of doubt, the obligations set forth in this Section 8.14 are in addition to and shall not supersede any continuing obligations with respect to any JWAC Confidential Information or Company Confidential Information under any existing confidentiality agreements.

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8.15 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) two (2) persons that are designated by JWAC prior to the Closing (the “JWAC Directors”), each of whom shall be required to qualify as an independent director under Nasdaq rules, (ii) four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two (2) of whom shall be required to qualify as an independent director under Nasdaq rules; and (iii) one (1) person that is mutually agreed upon and designated by JWAC and the Company prior to the Closing (the “Independent Director”), who shall be required to qualify as an independent director under Nasdaq rules. At or prior to the Closing, Pubco will provide each JWAC Director, Company Director and the Independent Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such JWAC Director, Company Director or Independent Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

8.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each Company Entity, each Target Company and JWAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in JWAC’s Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and JWAC, in each case as in effect on the Effective Date, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Merger Effective Time, Pubco shall cause the Organizational Documents of each Company Entity and JWAC to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the Effective Date in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.16 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of JWAC’s directors and officers, JWAC shall be permitted prior to the Merger Effective Time to obtain and fully pay the premium for a “tail” insurance policy (at an aggregate cost that is borne by JWAC of no higher than 200% of the annual premium of JWAC’s directors’ and officers’ liabilities insurance policy as of the Effective Date) that provides coverage for up to a six-year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than JWAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and JWAC shall, for a period of six (6) years after the Merger Effective Time, maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and JWAC shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance. The D&O Indemnified Parties are intended third party beneficiaries of this Agreement for purposes of this Section 8.16 and shall have the right to enforce this Section 8.16 as though a party to this Agreement.

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8.17 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Pubco or JWAC from any PIPE Investment shall first be used to pay (i) JWAC’s accrued Expenses, including JWAC’s deferred Expenses of the IPO and (ii) any loans owed by JWAC to Sponsor for Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of JWAC. Such amounts, as well as any Expenses that are required or permitted to be paid by delivery of Pubco Securities, will be paid at the Closing. Any remaining cash will be transferred to a Target Company or Pubco and used for working capital and general corporate purposes.

8.18 PIPE Investment. Without limiting anything to the contrary contained herein, during the Interim Period, JWAC may, but shall not be required to (and if requested by JWAC, Pubco will), enter into and consummate subscription agreements with investors relating to a private equity investment in JWAC or Pubco to purchase shares of JWAC or Pubco (“PIPE Shares”) in connection with a private placement, and/or enter into backstop or redemption waiver arrangements with potential investors, in either case on terms mutually agreeable to the Company, JWAC and Pubco, acting reasonably (a “PIPE Investment”), and, if JWAC elects to seek a PIPE Investment, Pubco, JWAC and the Company shall, and shall use commercially reasonable efforts to cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by JWAC).

Article IX

SURVIVAL AND INDEMNIFICATION

9.1 No Survival.

(a) All representations and warranties of the Parties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents and instruments furnished pursuant to this Agreement on or after the Effective Date), shall terminate at, and not survive, the Closing and no claim (including any Fraud Claim) for indemnification may be made with respect thereto.

(b) The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are contemplated to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

Article X

CLOSING CONDITIONS

10.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and JWAC of the following conditions:

(a) Required Stockholder Approval. The Stockholder Approval Matters that are submitted to the vote of the shareholders of JWAC at the Special Stockholder Meeting in accordance with the Proxy Statement shall have been approved by the Required Stockholder Approval.

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(b) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws set forth in Schedule 10.1(b) shall have expired or been terminated.

(c) Requisite Regulatory Approvals. All Consents required to be obtained from any Governmental Authority in order to consummate the Transactions, including those as set forth in Schedule 10.1(c), shall have been obtained or made.

(d) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(e) Net Tangible Assets. JWAC shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to the Closing (after giving effect to the Redemption and any PIPE Investment) or upon the Closing after giving effect to the Transactions (including the Redemption and any PIPE Investment).

(f) Pubco Charter Amendment. At or prior to the Closing, Pubco shall have amended and restated the memorandum and articles of association of Pubco in a form acceptable to JWAC and the Company (the “Amended Pubco Charter”).

(g) Foreign Private Issuer Status. Each of the Company and JWAC shall have received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(h) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(i) Nasdaq Listing. The Exchange Shares to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq, subject only to the official notice of issuance, and, as of immediately following the Closing, Pubco shall satisfy any applicable initial and continuing listing requirements of Nasdaq and Pubco shall not have received any notice of non-compliance therewith.

(j) No Action. There shall not be any Action brought by a third party that is not an Affiliate of the Parties to enjoin or otherwise restrict the consummation of the Closing.

(k) Joinder by New Sellers. Any Person who has acquired any equity securities of the Company, or any other equity or debt interests in the Company which could be exchanged or converted into any equity securities of the Company, and who is therefore a “New Seller”, shall have executed a joinder to this Agreement as contemplated in Section 8.2(c), and shall otherwise have satisfied the conditions of Section 8.2(c) such that, as of the Closing, the Sellers own 100% of the issued and outstanding equity securities of the Company.

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10.2 Conditions to Obligations of the Company Entities and the Sellers. In addition to the conditions specified in Section 10.1, the obligations of the Company Entities and the Sellers to consummate the Transactions are subject to the satisfaction or written waiver (by the Company and Pubco) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of JWAC set forth in this Agreement and in any certificate delivered by or on behalf of JWAC pursuant hereto shall be true and correct on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), (ii) with respect to the JWAC Fundamental Representations, immaterial inaccuracies, and (iii) for all representations and warranties of JWAC other than the JWAC Fundamental Representations, any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, JWAC.

(b) Agreements and Covenants. JWAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to JWAC since the Effective Date which is continuing and uncured.

(d) Certain Ancillary Documents. The Sponsor Support Agreement and the Insider Letter Amendment shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. JWAC shall have delivered to the Company and Pubco a certificate, dated the Closing Date, signed by an executive officer of JWAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 10.2(a), 10.2(b) and 10.2(c) with respect to JWAC.

(ii) Secretary Certificate. JWAC shall have delivered to the Company and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of JWAC’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Merger Effective Time), (B) the resolutions of JWAC’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which JWAC is or is required to be a party or otherwise bound.

(iii) Good Standing. JWAC shall have delivered to the Company and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for JWAC certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of JWAC’s jurisdiction of organization and from each other jurisdiction in which JWAC is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Amended and Restated Registration Rights Agreement Amendment. The Company and Pubco shall have received a copy of the Amended and Restated Registration Rights Agreement to, among other matters, have Pubco assume the registration obligations of JWAC under the Founder Registration Rights Agreement and have such rights apply to the Pubco Securities, and to join the Sellers as parties thereto, in substantially the form attached as Exhibit D hereto (the “Amended and Restated Registration Rights Agreement”), duly executed by JWAC, the holders of a majority of the “Registrable Securities” pursuant to the Founder Registration Rights Agreement, and by the Sellers joining thereto.

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(v) Escrow Agreement. The Company shall have received a copy of the Escrow Agreement, in form and substances reasonably acceptable to the Company, duly executed by Pubco, the Seller Representative and the Escrow Agent.

(vi) CVR Agreement. The Company shall have received a copy of the CVR Agreement, in form and substance reasonably acceptable to the Company, duly executed by Pubco and the CVR Rights Agent.

(f) Appointment to the Board. The Company Directors and the Independent Director shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.15.

(g) Minimum Cash Condition. Upon the Closing, JWAC shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, net of JWAC’s unpaid Expenses or Liabilities, at least equal to Ten Million U.S. Dollars ($10,000,000).

10.3 Conditions to Obligations of JWAC. In addition to the conditions specified in Section 10.1, the obligations of JWAC to consummate the Transactions are subject to the satisfaction or written waiver (by JWAC) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company Entities and the Sellers set forth in this Agreement and in any certificate delivered by or on behalf of the Company Entities or any Seller pursuant hereto shall be true and correct on and as of the Effective Date and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), (ii) with respect to the Company and Sellers Fundamental Representations, immaterial inaccuracies, and (iii) for all representations and warranties of the Company Pubco, Merger Sub and the Sellers other than the Company and Sellers Fundamental Representations, any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company Entities or any Seller, as applicable.

(b) Agreements and Covenants. The Company Entities and the Sellers shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company or Pubco since the Effective Date which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. JWAC shall have received a certificate from the each Company Entity, dated as the Closing Date, signed by an executive officer of each Company Entity in such capacity, certifying as to the satisfaction of the conditions specified in Sections 10.3(a), 10.3(b) and 10.3(c), as applicable to each Company Entity.

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(ii) Seller Certificate. JWAC shall have received a certificate from each Seller, dated as the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Sections 10.3(a) and 10.3(b) with respect to such Seller.

(iii) Secretary Certificates. The Company and Pubco shall each have delivered to JWAC a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Merger Effective Time), (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iv) Good Standing. The Company shall have delivered to JWAC good standing certificates (or similar documents applicable for such jurisdictions) for each Company Entity and each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company Entity’s or the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Company Entity or Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions. Pubco shall have delivered to JWAC good standing certificates (or similar documents applicable for such jurisdictions) for each of Pubco and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Pubco’s and Merger Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or Merger Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v) Employment Agreements. JWAC shall have received employment agreements, in each case effective as of the Closing, in form and substance acceptable to JWAC and the Company, between each of the persons set forth on Schedule 10.3(e)(v) hereto and the applicable Company Entity or Target Company, as noted in Schedule 10.3(e)(v), each such employment agreement duly executed by the parties thereto.

(vi) Amended and Restated Registration Rights Agreement Amendment. JWAC shall have received a copy of the Amended and Restated Registration Rights Agreement, duly executed by Pubco and the Sellers a party thereto.

(vii) Termination of Convertible Securities. Solely to the extent that any Company Convertible Securities is then issued and outstanding, JWAC shall have received evidence reasonably acceptable to JWAC that any issued and outstanding Company Convertible Securities have been terminated, without any consideration, payment or Liability therefor. Solely to the extent that any Company Convertible Securities is then issued and outstanding, JWAC shall have received evidence reasonably acceptable to JWAC that any issued and outstanding Company Convertible Securities have been terminated, without any consideration, payment or Liability therefor.

(viii) Share Certificates and Transfer Instruments. JWAC shall have received copies of each Seller’s Company Certificates and other instruments or documents representing the Purchased Shares, if applicable, together with executed instruments of transfer in respect of the Purchased Shares in favor of Pubco (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

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(ix) Termination of Certain Contracts. JWAC shall have received evidence reasonably acceptable to JWAC that the Contracts set forth on Schedule 10.3(e)(ix) involving any of the Company Entities or the Target Companies and/or Sellers or other Related Persons shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(x) Non-Competition Agreement. JWAC shall have received from the Company copies of Non-Competition and Non-Solicitation Agreements in favor of Pubco, JWAC and the Company, in form and substance acceptable to JWAC and the Company (each, a “Non-Competition Agreement”) executed by Pubco, the Company and those Sellers set forth on Schedule 10.3(e)(x) hereto.

(xi) Escrow Agreement. JWAC shall have received a copy of the Escrow Agreement, in form and substances reasonably acceptable to JWAC, duly executed by Pubco, the Seller Representative and the Escrow Agent.

(xii) CVR Agreement. JWAC shall have received a copy of the CVR Agreement, in form and substance reasonably acceptable to JWAC, duly executed by Pubco and the CVR Rights Agent.

(f) Appointment to the Board. The JWAC Directors and the Independent Director shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.15.

10.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to any Company Entity, any Target Company or any Seller) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article XI

TERMINATION AND EXPENSES

11.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of JWAC and the Company;

(b) by written notice by JWAC to the Company, or by the Company to JWAC, if any of the conditions to the Closing set forth in Article X have not been satisfied or waived by December 6, 2022 (as extended pursuant to the provisions of Section 11.2, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to any Company Entity or any Seller) of any representation, warranty, covenant or obligation under this Agreement was the proximate cause of, or proximately resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by JWAC to the Company, or by the Company to JWAC if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to any Company Entity or any Seller) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

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(d) by written notice by the Company to JWAC, if (i) there has been a breach by JWAC of any of JWAC’s representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of JWAC shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) to be satisfied (provided that for purposes of this Section 11.1(d), any reference to the Closing Date in, or any applicability of the Closing Date to, any such representations, covenants or agreements shall be deemed a reference to the Effective Date or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii)), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to JWAC by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if at such time the Company Entities or any Seller is in material uncured breach of this Agreement which would result in a failure of any condition set forth in Section 10.3(a) or Section 10.3(b) from being satisfied;

(e) by written notice by JWAC to the Company, if (i) there has been a breach by the Company Entities or any Seller of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) to be satisfied (provided that for purposes of this Section 11.1(e), any reference to the Closing Date in, or any applicability of the Closing Date to, any such representations, covenants or agreements shall be deemed a reference to the Effective Date or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii)), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by JWAC or (B) the Outside Date; provided, that JWAC shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if at such time JWAC is in material uncured breach of this Agreement ; which would result in a failure of any condition set forth in Section 10.2(a) or Section 10.2(b) from being satisfied;

(f) by written notice by JWAC to the Company, if there shall have been a Material Adverse Effect on the Company or Pubco following the Effective Date which is uncured and continuing; or

(g) by written notice by JWAC to the Company, or by the Company to JWAC if the Special Stockholder Meeting is held (including any adjournment or postponement thereof) and has concluded, JWAC’s stockholders have duly voted, and the Required Stockholder Approval was not obtained.

11.2 Extension Costs. The Parties acknowledge and that agree if an “Extension” as defined in Section 8.3(a) is comprised of the fact that, if JWAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, pursuant to JWAC’s Organizational Documents, JWAC may extend such date by up to an additional six (6) months, to be in two extensions of three (3) months each, provided that at the time of each such extension, pursuant to JWAC’s Organizational Documents and the Trust Agreement, JWAC is required, five (5) days prior to the applicable Extension deadline to deposit into the Trust Account the sum of $1,380,000, and therefore a total of $2,760,000 for both three (3) month Extensions (the “Extension Amount”), which Extension Amount will then be utilized as set forth in JWAC’s Organizational Documents and the Trust Agreement. On the third (3rd) Business Day following the later of such dates as may be applicable (the “Funding Date”), the Company shall fund the Extension Amount by purchasing from the Sponsor, and JWAC shall cause the Sponsor to sell and issue to the Company in accordance with this paragraph, for a purchase price equal to the Extension Amount, such amount or number of limited liability company membership interests in the Sponsor (“Membership Interests”) as will cause the value of the Company’s interest in shares of JWAC Common Stock held by the Sponsor and allocable to such Membership Interests to be equal to the Extension Amount, with each share of JWAC Common Stock being valued at $10.00 for this purpose. On the Funding Date, the Company will cause the Extension Amount to be deposited in an account designated by the Sponsor and JWAC and the relevant Membership Interests will be issued and delivered to the Company or its designee promptly thereafter, provided that prior to and as a condition of such issuance the Company or such designee, as applicable, shall execute a joinder to join any limited liability company operating agreement or similar agreement of the Sponsor then in effect. Upon an effective Extension pursuant to this paragraph, the Outside Date will be automatically extended to the last day of such Extension period.

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11.3 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 11.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 11.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.13, 8.14, 11.2, 11.4, 12.1, Article XIII and this Section 11.3 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 12.1). Without limiting the foregoing, and except as provided in Section 11.4 and this Section 11.3 (but subject to Section 12.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 13.6), the Parties’ sole right with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions shall be the right, if applicable, to terminate this Agreement pursuant to Section 11.1.

11.4 Fees and Expenses. Subject to Section 11.3 and Section 12.1, unless otherwise provided for in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to JWAC, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any expenses incurred in connection with an Extension.

Article XII

WAIVERS AND Releases

12.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. Each of the Company Entities and each Seller and the Seller Representative understands that JWAC has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by JWAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of JWAC’s public stockholders (including overallotment shares acquired by JWAC’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, JWAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of JWAC Common Stock (or Pubco Ordinary Shares upon the Merger) in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to JWAC’s Organizational documents to extend JWAC’s deadline to consummate a Business Combination, (b) to the Public Stockholders if JWAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (provided such date may be extended by up to an additional six (6) months), subject to further extension by amendment to JWAC’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $50,000 for dissolution expenses, and (d) to JWAC after or concurrently with the consummation of a Business Combination, in each case, subject to the Trust Agreement. For and in consideration of JWAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company Entities and each Seller and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company Entities or any Seller or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom made directly or indirectly to Public Stockholders (“Public Stockholder Distributions”), or make any claim against the Trust Account (including any Public Stockholder Distributions), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between JWAC or any of its Representatives, on the one hand, and the Company Entities or any Seller or the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company Entities, each Seller and the Seller Representative, each on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any Public Stockholder Distributions) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with JWAC or its Representatives and will not seek recourse against the Trust Account (including any Public Stockholder Distributions) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with JWAC or its Affiliates). The Company Entities and each Seller and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by JWAC and its Affiliates to induce JWAC to enter in this Agreement, and each of the Company Entities and each Seller and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. Notwithstanding anything herein to the contrary in this Section 12.1, but otherwise subject to the terms of this Agreement, (A) the Company Entities or any Seller or the Seller Representative or any of their respective Affiliates may commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to JWAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against JWAC or its Representatives, against assets or funds held outside of the Trust Account (including any funds released from the Trust Account and assets that are acquired with such funds other than the Public Stockholder Distributions); provided that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account or any amounts contained therein or Public Stockholder Distributions, and (B) nothing in this Section 12.1 shall limit or prohibit the Company Entities, any Seller or the Seller Representative or any of their respective Affiliates from pursuing a claim against JWAC for specific performance or other equitable relief. This Section 12.1 shall survive termination of this Agreement for any reason.

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12.2 Release and Covenant Not to Sue.

(a) Effective as of the Closing, to the fullest extent permitted by applicable Law, each Seller, on behalf of itself and its Affiliates that owns any share or other equity interest in or of such Seller (the “Seller Releasing Persons”), hereby releases and discharges the Company Entities and the Target Companies from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Seller Releasing Person now has, has ever had or may hereafter have against any of the Company Entities or any of the Target Companies as a result of such Seller’s capacity as a holder of capital shares or other securities of the Company or its Subsidiaries and arising either (x) on or prior to the Closing Date or (y) on account of or arising out of any matter occurring on or prior to the Closing Date. Notwithstanding anything herein to the contrary, the releases and restrictions set forth in this Section 12.2(a) shall not apply to any claims a Seller Releasing Person may have against any party with respect to (i) any rights under this Agreement or any of the Ancillary Documents, (ii) any rights to indemnification, fee reimbursement or exculpation under (x) any Organizational Documents of the Target Companies, (y) any (A) Company Material Contract in effect as of the Effective Date which is disclosed to JWAC and any (B) Contract that is not a Company Material Contract but is in effect as of the Effective Date and, in either the case of clauses (A) or (B), not required by this Agreement to be terminated as of the Closing, or (z) any Contract that is entered into after the Effective Date in accordance with this Agreement, or (iii) any rights under applicable employment Laws (including common law). From and after the Closing, each Seller Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Target Companies or their respective Affiliates, based upon any matter purported to be released hereby.

(b) On the Effective Date, JWAC, the Company, the Sponsor, I-Bankers and any other holder of JWAC Private Units, JWAC Working Capital Units or JWAC Private Shares entered into the Support Agreement, which provides, among other things, that effective as of the Closing, the Sponsor, I-Bankers and any other holder of JWAC Private Units, JWAC Working Capital Units or JWAC Private Shares on behalf of itself and its Affiliates (the “Sponsor Releasing Persons”), shall release and discharge JWAC from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Sponsor Releasing Person now has, has ever had or may hereafter have against JWAC as a result of such person’s capacity as a holder of capital shares or other securities of JWAC and arising either (x) on or prior to the Closing Date or (y) on account of or arising out of any matter occurring on or prior to the Closing Date, provided that releases and restrictions shall not apply to any claims a Sponsor Releasing Person may have against any party with respect to any rights under this Agreement, any of the Ancillary Documents or any Contract set forth in Schedule 12.2(b) or any rights to indemnification, fee reimbursement or exculpation. The Support Agreement also provides that, from and after the Closing, each Sponsor Releasing Person shall irrevocably covenant to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against JWAC or its Affiliates, based upon any matter purported to be released therein.

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Article XIII

MISCELLANEOUS

13.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to JWAC at or prior to the Closing, to:

Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, Florida 33477, U.S.A.

Attn: Brian S. John, CEO

Telephone No.: (561) 599-0080

Email: bjohn@jupiterwellness.com

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st floor

New York, NY 10036

Attn: Gregory Sichenzia

           Arthur Marcus

Facsimile No: (212) 930 9725

Telephone No: (212) 930 9700

Email: gsichenzia@srf.law

           amarcus@SRF.LAW

If to the Company at or prior to the Closing, to:

Chijet Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Xinjian Wang

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

           Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

           mgray@egsllp.com

and

Jincheng Tongda & Neal Law Firm

42/F, Central Tower, No.5 Xiancun Road

Zhujiang New Town, Guangzhou 510623

People’s Republic of China

Attn: Bruce Zhao

Facsimile No.: +86 020-38565608

Telephone No.: +86 020-38565688

Email: zhaohua@jtn.com

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If to Pubco or Merger Sub at or prior to the Closing, to:

Chijet Motor Company, Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Xinjian Wang

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

          Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

           mgray@egsllp.com

and

Jincheng Tongda & Neal Law Firm

42/F, Central Tower, No.5 Xiancun Road

Zhujiang New Town, Guangzhou 510623

People’s Republic of China

Attn: Bruce Zhao

Facsimile No.: +86 020-38565608

Telephone No.: +86 020-38565688

Email: zhaohua@jtn.com

If to any Seller, to: the address of such Seller as set forth underneath such Seller’s signature on the signature page hereto with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

           Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

           mgray@egsllp.com

and

Jincheng Tongda & Neal Law Firm

42/F, Central Tower, No.5 Xiancun Road

Zhujiang New Town, Guangzhou 510623

People’s Republic of China

Attn: Bruce Zhao

Facsimile No.: +86 020-38565608

Telephone No.: +86 020-38565688

Email: zhaohua@jtn.com

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If to the Seller Representative, to: Mu Hongwei No. 8, Beijing South Road Economic & Technological Development Zone Yantai, Shandong, CN-37 264006 People’s Republic of China

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

          Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

            mgray@egsllp.com

and

Jincheng Tongda & Neal Law Firm

42/F, Central Tower, No.5 Xiancun Road

Zhujiang New Town, Guangzhou 510623

People’s Republic of China

Attn: Bruce Zhao

Facsimile No.: +86 020-38565608

Telephone No.: +86 020-38565688

Email: zhaohua@jtn.com

If to Pubco, JWAC or the Company after the Closing, to:

Chijet Motor Company, Inc.

No. 8, Beijing South Road

Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Attn: Xinjian Wang

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Barry I. Grossman, Esq.

          Matthew A. Gray, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

Email: bigrossman@egsllp.com

           mgray@egsllp.com

and

Jincheng Tongda & Neal Law Firm

42/F, Central Tower, No.5 Xiancun Road

Zhujiang New Town, Guangzhou 510623

People’s Republic of China

Attn: Bruce Zhao

Facsimile No.: +86 020-38565608

Telephone No.: +86 020-38565688

Email: zhaohua@jtn.com

13.2 Binding Effect; Assignment. Subject to Section 13.3, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of its rights or any of its obligations hereunder, including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from the purported assignor’s due performance of its obligations hereunder, without the prior written consent of Pubco, the Company, JWAC and the Seller Representative and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect.

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13.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 8.16, and EGS and JTN set forth in Section 13.14, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party. For the avoidance of doubt, no stockholder of Pubco after the Closing (in his, her or its capacity as such) is a third party beneficiary of this Agreement or shall have any rights hereunder.

13.4 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof, provided, however, that to the extent that the laws of the State of Delaware are required to apply with respect to the Merger or any other actions hereunder, the laws of the State of Delaware shall so apply, without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court therefrom) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the Transactions, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 13.1. Nothing in this Section 13.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

13.5 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5. Each of the Parties acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective Party and that such Party has discussed the legal consequences and import of this waiver with legal counsel. Each of the Parties further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

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13.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, restraining order or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by JWAC, Pubco, the Company, the Seller Representative and Sellers holding in the aggregate a Pro Rata Share in excess of fifty percent (50%); provided that no amendment, supplementation or modification shall affect a Seller in a manner materially and disproportionately adverse to the other Sellers without the prior written consent of such Seller.

13.9 Waiver. Each of JWAC, Pubco and the Company on behalf of itself and its Affiliates, and each Seller on its behalf, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any Seller Representative Provision shall also require the prior written consent of the Seller Representative.

13.10 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

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13.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP, based on the accounting principles used by the applicable Person, provided that any accounting term with respect to any Target Company shall be interpreted in accordance with the Accounting Principles; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) the word “day” means calendar day unless Business Day is expressly specified;(i) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (j) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (k) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (l) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to JWAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of JWAC and its Representatives and JWAC and its Representatives have been given access to the electronic folders containing such information, or such information or documentation was made available or otherwise provided to JWAC, its Affiliates or any of their Representatives in-person or by email.

13.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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13.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement (including pursuant to a Joinder) or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

13.14 Legal Representation. Recognizing that each of EGS and Jincheng Tongda & Neal Law Firm (“JTN”) has acted as legal counsel to Sellers, the Seller Representative, their respective Affiliates, Pubco, Merger Sub and the Target Companies prior to the Closing, and that EGS and/or JTN may act as legal counsel to the Sellers, the Seller Representative and their respective Affiliates after the Closing, JWAC, Pubco and the Company (on its own behalf and on behalf of each Target Company) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with EGS and/or JTN representing Sellers, the Seller Representative and/or their Affiliates after the Closing as such representation may relate to JWAC, any Target Company or any of the Transactions or any of the Ancillary Documents, including any disputes arising out of, or related to, this Agreement. All communications involving attorney-client confidences between any Seller, the Seller Representative, any of their respective Affiliates or any Target Company and EGS and/or JTN in the course of the preparations, planning, negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Sellers and the Seller Representative. Accordingly, the Target Companies shall not have access to any such communications, or to the files of EGS or JTN relating to such engagement if the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) Sellers and the Seller Representative shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Target Companies shall be a holder thereof, (ii) to the extent that files of EGS or JTN in respect of such engagement constitute property of the client, only Sellers and the Seller Representative (and not the Target Companies) shall hold such property rights and (iii) EGS and JTN shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Target Companies by reason of any attorney-client relationship between EGS or JTN and any of the Target Companies or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between JWAC, the Target Companies or any of their Affiliates and a third party (other than a Party or any of its Affiliates) after the Closing, the Target Companies may assert the attorney-client privilege to prevent disclosure of confidential attorney-client communications by EGS or JTN to such third party.

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13.15 Seller Representative.

(a) Each Earnout Participant, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Mu Hongwei, in the capacity as the Seller Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations with respect to the vesting or surrender of the Earnout Shares under Section 2.3; (ii) acting on behalf of such Person under the Escrow Agreement; (iii) waiving on behalf of such Person any provisions of Section 2.3 or the provisions of the Escrow Agreement (the “Seller Representative Provisions”) (provided, that any such action, if material to the rights and obligations of the Earnout Participants in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Earnout Participants unless otherwise agreed by each Earnout Participant who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Provision; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Earnout Participants under this Agreement and to distribute the same to the Earnout Participants; and (viii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Provision. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and Pubco, shall be binding upon each Earnout Participant and his, her or its respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 13.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including Pubco, JWAC and the Company, may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Earnout Participants under any Seller Representative Provisions. Pubco, JWAC and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Earnout Participant shall have any cause of action against Pubco, JWAC or the Company. Pubco, JWAC and the Company shall not have any Liability to any Earnout Participant for any allocation or distribution among the Earnout Participants by the Seller Representative of payments made to or at the direction of the Seller Representative.

(c) The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Provision as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Company shall (and after the Closing, Pubco and the Company shall jointly and severally) indemnify, defend and hold the Seller Representative harmless from and against any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees, incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Provision, including the reasonable out-of-pocket fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of Pubco and the Company, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Seller Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 13.15 shall survive the Closing and continue indefinitely.

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(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Earnout Participants, then the Earnout Participants shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Earnout Participants holding in the aggregate an Earnout Percentage in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify Pubco, the Company and JWAC in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

Article XIV

DEFINITIONS

14.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP, as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, complaint, arbitration, governmental inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of JWAC prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Lock-Up Agreements, the Non-Competition Agreements, the Amended Pubco Charter, the Amended and Restated Registration Rights Agreement, the Support Agreement and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or individual consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or Beijing, PRC are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York and Beijing, PRC are generally open for use by customers on such day.

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“Cayman Act” means the Cayman Islands Companies Act (As Revised), as amended.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company and Sellers Fundamental Representations” means the representations and warranties contained in Sections 6.1 (Organization and Standing), 6.2 (Authorization; Binding Agreement), 6.3 (Capitalization), 6.4 (Subsidiaries), 6.26 (Finders and Brokers), 7.1 (Organization and Standing), 7.2 (Authorization; Binding Agreement), 7.3 (Ownership) and 7.8 (Finders and Brokers).

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company Entities, the Target Companies or the Sellers or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by JWAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by any of the Company Entities, the Sellers or their respective Representatives to JWAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any capital shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Organizational Documents” means the Articles of Association and the Memorandum of Association of the Company.

“Company Securities” means, collectively, the Company Shares and the Company Convertible Securities.

“Company Shares” means the ordinary shares of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast fifty percent (50%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive fifty percent (50%) or more of the profits, losses, or distributions of the Controlled Person; or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

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“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“CVR” means a contingent value right (which may not be evidenced by a certificate or other instrument) representing the right of a holder of a CVR to receive, in the event that any Earnout Shares (or Earnings thereon) are surrendered by the Earnout Participants in accordance with Section 2.3, from Pubco a pro rata portion of the CVR Property, pursuant to the terms and conditions of the CVR Agreement.

“CVR Agreement” means a Contingent Value Rights Agreement, in form and substance reasonably acceptable to JWAC and the Company, to be entered into prior to or in connection with the Closing, by and between Pubco and the CVR Rights Agent.

“CVR Rights Agent” means American Stock Transfer & Trust Company, LLC, in its capacity as the rights agent under the CVR Agreement, or such other rights agent appointed prior to the Closing by the Company and JWAC, or any successor or replacement rights agent under the CVR Agreement in accordance with the terms thereof.

“Earnings” means any dividends or distributions or other income paid or otherwise accruing to the Earnout Shares during the time such Earnout Shares have not either yet vested or been surrendered by the Earnout Participants, as of the relevant date.

“Environmental Law” means any Law in effect on or prior to the Effective Date any way relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

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“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Foreign Plan” means any plan, fund (including any superannuation fund) or other similar program or arrangement established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of December 6, 2021, by and among JWAC, Sponsor and the other “Holders” named therein.

“Fraud Claim” means any claim based on actual and intentional fraud with respect to this Agreement or the transactions contemplated hereby.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

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“Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any Party for the prior two (2) years) expert accounting firm appointed by Pubco and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date; provided, that if the Independent Expert does not accept its appointment or Pubco and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Pubco or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with its procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in Section 2.3(e).

“Independent Expert Notice Date” means the date that either Pubco or the Seller Representative receives written notice under Section 2.3(e)(i) or 2.3(e)(ii) from the other referring such dispute to the Independent Expert.

“Insider Letter Agreement” means that certain letter agreement, dated as of December 6, 2021, by and among JWAC, its officers and directors, the Sponsor and I-Bankers.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, intellectual property rights in Software and other intellectual property.

“Intervening Event” means any Event (a) that is materially adverse to the business, assets, operations or prospects of the Company Entities, taken as a whole, and (b) that does not relate to an Alternative Proposal or any Acquisition Transaction; provided, however, that any Event arising from or related to conditions of the financial, banking, capital or securities markets generally in any country, including changes in interest rates in any country and changes in exchange rates for the currencies of any countries, changes in the general economy, effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures, or the timing of any approval or clearance of any Governmental Authority required for the consummation of the Transactions shall be excluded for purposes of determining whether an Intervening Event has occurred.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of JWAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of JWAC, dated as of December 6, 2021, and filed with the SEC on December 8, 2021 (File Nos. 333-260667 and 261513).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“JWAC Board” means the Board of Directors of JWAC.

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“JWAC Change of Recommendation” shall mean any withholding, withdrawal, qualification, amendment or modification of the JWAC Recommendation.

“JWAC Charter” means the Amended and Restated Certificate of Incorporation of JWAC, as amended and in effect under the DGCL; provided, that references herein to the JWAC Charter for periods after the Merger Effective Time includes the certificate of incorporation of the Surviving Corporation.

“JWAC Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of JWAC.

“JWAC Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of JWAC.

“JWAC Common Stock” means collectively, the JWAC Class A Common Stock and the JWAC Class B Common Stock.

“JWAC Confidential Information” means all confidential or proprietary documents and information concerning JWAC or any of its Representatives; provided, however, that JWAC Confidential Information shall not include any information which, (i) at the time of disclosure by the Company Entities, any Seller or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by JWAC or its Representatives to by the Company Entities, any Seller or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such JWAC Confidential Information. For the avoidance of doubt, from and after the Closing, JWAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“JWAC Fundamental Representations” means the representations and warranties contained in Sections 4.1 (Organization and Standing), 4.2 (Authorization; Binding Agreement), 4.5 (Capitalization) and 4.16 (Finders and Brokers).

“JWAC Preferred Stock” means shares of preferred stock, par value $0.0001 par value per share, of JWAC.

“JWAC Private Shares” means any shares of JWAC Class A Common Stock included as part of a JWAC Private Unit or JWAC Working Capital Unit.

“JWAC Private Units” means the units issued by JWAC in a private placement transaction simultaneously with the IPO consisting of one (1) share of JWAC Class A Common Stock and one (1) JWAC Right.

“JWAC Public Units” means the units issued in the IPO (including overallotment units acquired by JWAC’s underwriter) consisting of one (1) share of JWAC Class A Common Stock and one (1) JWAC Right.

“JWAC Rights” means one right that was included as part of each JWAC Unit entitling the holder thereof to receive one-eight (1/8th) of a share of JWAC Common Stock upon the consummation by JWAC of its Business Combination.

“JWAC Securities” means the JWAC Units, the JWAC Common Stock, the JWAC Preferred Stock, the JWAC Warrants and the JWAC Rights, collectively.

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“JWAC Units” means the JWAC Public Units, the JWAC Private Units and the JWAC Working Capital Units.

“JWAC Warrants” means the warrants issued to JWAC’s underwriter at the time of the consummation of the IPO, entitling the holder thereof to purchase one (1) share of JWAC Class A Common Stock per warrant at a purchase price of $12.00 per share.

“JWAC Working Capital Units” means the units into which working capital loans extended to JWAC by the Sponsor or affiliates of the Sponsor or certain of the Company’s officers or directors may be convertible.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of Hongwei Mu, Shengwang Liu or Xinjian Wang after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (on voting, sale, transfer, disposition), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

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“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the Transactions; provided, however, that any fact, event, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, epidemic, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19); (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to JWAC, the consummation and effects of the Redemption; (vii) the announcement or the existence of, express compliance with or performance under, this Agreement or the transactions contemplated hereby; (viii) any action not otherwise required by this Agreement or the Ancillary Documents or applicable Law that is taken at the express written request of JWAC and in accordance with such instructions; or (ix) any changes after the Effective Date in applicable Law, excluding GAAP or any other accounting principles (or authoritative interpretations thereof); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iv) and (ix) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to JWAC, the amount of the Redemption or the failure to obtain the Required Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to JWAC.

“Merger Shares” means the Pubco Ordinary Shares and Pubco Preferred Shares issued or to be issued pursuant to the closing of the Merger as set forth in Article I.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other Action that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, and patent applications (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

A-87

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business, (b) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Target Companies’ use or occupancy of such real property for the operation of their business, (d) other Liens imposed by operation of Law or arising in the ordinary course of business for amounts which are not due and payable or as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (e) Liens incurred or deposits made in the ordinary course of business in connection with social security, (f) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, including statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, (g) licenses of Intellectual Property in the ordinary course of business, (h) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; or (i) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pubco Charter” means the memorandum and articles of association of Pubco, as amended and in effect under the Cayman Act.

“Pubco Financials” means the financial statements of Pubco and Merger Sub on a consolidated basis.

“Pubco Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Pubco, together with any successor securities after the Closing,

“Pubco Preferred Shares” means the preference shares, par value $0.0001 per share, of Pubco, which have the same rights and preferences as the shares of JWAC Preferred Stock, if any, for which they are exchanged in the Merger.

“Pubco Securities” means the Pubco Ordinary Shares, the Pubco Preferred Shares and the Pubco Warrants, collectively.

“Pubco Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Pubco Ordinary Share at a purchase price of $12.00 per share, which have substantially the same terms as the shares of JWAC Warrants for which they are exchanged in the Merger.

“Redemption Price” means an amount equal to price at which each share of JWAC Class A Common Stock (or after the Merger, Pubco Ordinary Share) is redeemed or converted pursuant to the Redemption (as equitably adjusted for share splits, share dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the Transactions, including any payments by JWAC hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

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“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions required by Environmental Law to (i) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Stockholder Approval” means the approval of the Stockholder Approval Matters by holders of the issued and outstanding shares of JWAC in accordance with the Organizational Documents of JWAC.

“Rights Agreement” means the Rights Agreement, dated as of December 6, 2021, by and between JWAC and American Stock Transfer & Trust Company, LLC.

“RMB Exchange Rate Adjustment” means a fraction equal to (i) the exchange rate of U.S. dollars to Chinese yuan renminbi used to calculate the Gross Revenues for the consolidated audited financial statements of Pubco that were filed with the SEC for the applicable Earnout Year, divided by (ii) six and five tenths (6.5).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code and object code.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Jupiter Wellness Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

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“Target Company” means the Company and each of its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, and improvements (whether or not patentable or subject to copyright, trademark, or trade secret protection), in each case, to the extent the foregoing are confidential and protected by applicable Law.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which the Trading Market is open for trading and Pubco Ordinary Shares are available to trade on the Trading Market.

“Trading Market” means from and after the Closing, at any particular time of determination, the principal securities exchange or securities market on which the Pubco Ordinary Shares are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to third party professional advisors (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any of the Target Companies; (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any of the Target Companies at the Closing pursuant to any agreement to which any of the Target Companies is a party prior to the Closing which become payable (including if subject to continued employment) solely as a result of the execution of this Agreement or the consummation of the Transactions; and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on JWAC, Pubco, Merger Sub or a Target Company in connection with the Transactions.

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“Trust Account” means the trust account established by JWAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of December 6, 2021, by and between JWAC and the Trustee, as it may be amended (including to accommodate the Merger).

“Trustee” means American Stock Transfer & Trust Company, LLC, in its capacity as trustee under the Trust Agreement.

14.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
2023 Filing Date	2.3(c)(i)(B)	CVR Property	2.3(d)
2023 Minimum Revenue	2.3(c)(i)(A)	D&O Indemnified Person	8.16(a)
2023 Revenue	2.3(c)(i)(A)	D&O Tail Insurance	8.16(b)
2024 Filing Date	2.3(c)(ii)(B)	DGCL	1.2
2024 Minimum Revenue	2.3(c)(ii)(A)	Earnout Milestone	2.3(c)(iii)(B)
2024 Revenue	2.3(c)(ii)(A)	Earnout Participants	2.3(a)
2025 Filing Date	2.3(c)(iii)(B)	Earnout Percentage	2.3(a)
2025 Minimum Revenue	2.3(c)(iii)(A)	Earnout Shares	2.3(a)
2025 Revenue	2.3(c)(iii)(A)	Earnout Statement	2.3(e)(ii)
Acquisition Proposal	8.6(a)	Earnout Tranche	2.3(c)(iii)
Agreement	Preamble	Earnout Transfer Restrictions	2.3(a)
Alternative Transaction	8.6(a)	Earnout Year	2.3(a)
Amended and Restated Registration Rights Agreement	10.2(d)(iv)	Effective Date	Preamble
Amended Pubco Charter	10.1(f)	EGS	3.1
Antitrust Laws	8.9(b)	Enforceability Exceptions	4.2
Balance Sheet Date	6.7(a)	Environmental Permits	6.20(a)
Business Combination	12.1	Escrow Account	2.3(a)
Certificate of Merger	1.2	Escrow Agent	2.3(b)(i)
CFO	2.3(e)(i)	Escrow Agreement	2.3(b)(i)
Closing	3.1	Exchange Consideration	2.2
Closing Date	3.1	Exchange Shares	2.2
Closing Filing	8.13(b)	Expenses	11.4
Closing Press Release	8.13(b)	Extension	8.3(a)
Company	Preamble	Extension Amount	11.2
Company Benefit Plan	6.19(a)	Federal Securities Laws	8.7
Company Certificates	2.4(a)	Filing Date	2.3(c)(iii)(B)
Company Directors	8.15(a)	Final Tranche	2.3(c)(iii)
Company Disclosure Schedules	Article VI	Final Tranche Price Earnout Milestone	2.3(c)(iii)(B)
Company Entities	8.1(a)	Final Tranche Price Measurement Period	2.3(c)(iii)(B)
Company Financials	6.7(a)	Final Tranche Revenue Earnout Milestone	2.3(c)(iii)(A)
Company IP	6.13(c)	First Tranche	2.3(c)(i)
Company IP Licenses	6.13(a)	First Tranche Price Earnout Milestone	2.3(c)(i)(B)
Company Material Contract	6.12(a)	First Tranche Price Measurement Period	2.3(c)(i)(B)
Company Permits	6.10	First Tranche Revenue Earnout Milestone	2.3(c)(i)(A)
Company Real Property Leases	6.15	Funding Date	11.2
Company Registered IP	6.13(a)	Gross Revenues	2.3(a)

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Term	Section	Term	Section
I-Bankers	Recitals	Pubco Financials	5.8(c)
Independent Director	8.15(a)	Pubco Material Contract	5.15(a)
Insider Letter Amendment	Recitals	Public Certifications	4.6(a)
Interim Period	8.1(a)	Public Stockholder Distributions	12.1
Intervening Event Notice	8.12(a)	Public Stockholders	12.1
Intervening Event Notice Period	8.12(a)	Purchased Shares	2.1
Joinder	8.2(c)	Redemption	8.11(a)
JTN	13.14	Registration Statement	8.11(a)
JWAC	Preamble	Related Person	6.21
JWAC Directors	8.15(a)	Released Claims	12.1
JWAC Disclosure Schedules	Article IV	Revenue Earnout Milestone	2.3(c)(iii)(A)
JWAC Financials	4.6(c)	Revenue Earnout Statement	2.3(e)(ii)
JWAC Material Contract	4.13(a)	Reviewing Period	2.3(e)(i)
JWAC Recommendation	4.2	Rule 144	7.7(b)
Lock-Up Agreement	Recitals	SEC Reports	4.6(a)
Membership Interests	11.2(a)	Second Tranche	2.3(c)(ii)
Merger	Recitals	Second Tranche Price Earnout Milestone	2.3(c)(ii)(B)
Merger Effective Time	1.2	Second Tranche Price Measurement Period	2.3(c)(ii)(B)
Merger Securities	5.6(a)	Second Tranche Revenue Earnout Milestone	2.3(c)(ii)(A)
Merger Sub	Preamble	Seller Releasing Persons	12.2(a)
New Seller	8.2(c)	Seller Representative	Preamble
Non-Competition Agreement	10.3(e)(x)	Seller Representative Provisions	13.15(a)
Non-Recourse Parties	13.13	Sellers	Preamble
OFAC	4.17(c)	Share Exchange	Recitals
Outside Date	11.1(b)	Signing Filing	8.13(b)
Party(ies)	Preamble	Signing Press Release	8.13(b)
PIPE Investment	8.18	Special Stockholder Meeting	8.11(a)
PIPE Shares	8.18	Specified Courts	13.4
Post-Closing Pubco Board	8.15(a)	Sponsor Releasing Persons	12.2(a)
Price Earnout Milestone	2.3(c)(iii)(B)	Stockholder Approval Matters	8.11(a)
Price Earnout Period	2.3(c)(iii)(B)	Support Agreement	Recitals
Price Measurement Period	2.3(c)(iii)(B)	Surviving Corporation	1.1
Price Earnout Statement	2.3(e)(i)	Top Customers	6.23
Pro Rata Share	2.2	Top Vendors	6.23
Proxy Statement	8.11(a)	Transactions	Recitals
Pubco	Preamble
Pubco Disclosure Schedules	Article V

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW}

A-92

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

JWAC:

JUPITER WELLNESS ACQUISITION CORP.

By:	/s/ Brian John
Name:	Brian S. John
Title:	CEO

Pubco:

CHIJET MOTOR COMPANY, INC.

By:	/s/ Hongwei Mu
Name:	Hongwei Mu (慕宏伟)
Title:	Director

Merger Sub:

CHIJET MOTOR (USA) COMPANY, INC.

By:	/s/ Qingjun Wang
Name:	Qingjun Wang (王庆军)
Title:	Chief Executive Officer

{Signature Page to Business Combination Agreement}

The Company:

CHIJET INC.

By:	/s/ Hongwei Mu
Name:	Hongwei Mu (慕宏伟)
Title:	Director

{Signature Page to Business Combination Agreement}

The Sellers:

EUROAMER KAIWAN TECHNOLOGY COMPANY LIMITED

By:	/s/ Lichun Wu
[Signature]

If Entity, Print Name and Title of Signatory:
Lichun Wu (吳立春), Director

Address for Notice:
12/F, ASIA TRADE CENTRE, 79 LEI MUK ROAD,
KWAI CHUNG, NT, Hong Kong

{Signature Page to Business Combination Agreement}

The Sellers:

CHIJET HOLDINGS LIMITED

By:	/s/ Hongwei Mu
[Signature]

If Entity, Print Name and Title of Signatory:
Hongwei Mu (慕宏伟), Director

Address for Notice:
Sertus Chambers, P.O. Box 905, Quastisky Building,
Road Town, Tortola, British Virgin Islands

{Signature Page to Business Combination Agreement}

The Sellers:

SUNRISE 18 LIMITED

By:	/s/ Hiuwa Chan
[Signature]

If Entity, Print Name and Title of Signatory:
Hiuwa Chan (陳曉華), CEO

Address for Notice:
FLAT/RM 910 9/F 655 NATHAN ROAD MONG KOK
KL, HONG KONG

{Signature Page to Business Combination Agreement}

The Sellers:

HONG KONG YEDA INTERNATIONAL HOLDINGS CO., LIMITED

By:	/s/ Zhidong Pan
[Signature]

If Entity, Print Name and Title of Signatory:
Zhidong Pan (潘志楝), Director

Address for Notice:
Rooms 1318-19, Hollywood Plaza,610 Nathan Road, Mongkok,Kowloon, Hong Kong

{Signature Page to Business Combination Agreement}

The Sellers:

HONG KONG GUOTAI INTERNATIONAL HOLDINGS CO., LIMITED

By:	/s/ Xia Yu
[Signature]

If Entity, Print Name and Title of Signatory:
Xia Yu (於霞), Director

Address for Notice:
Room A, 17 / F, Jiazhao commercial building, 75-77
Wyndham Street, Central, Hong Kong

{Signature Page to Business Combination Agreement}

The Seller Representative:

/s/ Mu Hongwei
Mu Hongwei, solely in the capacity as the Seller Representative hereunder

{Signature Page to Business Combination Agreement}

ANNEX I

List of Sellers

The following persons (including their respective estates, heirs, assigns or successors) are Sellers for purposes of this Agreement:

Seller Name	Number of Company Shares Held by Seller	Pro Rata Share	Earnout Percentage
Euroamer Kaiwan Technology Company Limited*	115,038,859	43.2310%	55.2754%
Chijet Holdings Limited*	93,080,558	34.9791%	44.7246%
Sunrise 18 Limited	4,104,100	1.5423%	0%
Hong Kong Yeda International Holdings Co., Limited	26,939,655	10.1238%	0%
Hong Kong Guotai International Holdings Co., Limited	26,939,655	10.1238%	0%
TOTAL	266,102,827	100.0000%	100.0000%

* Earnout Participants

Annex B

Form of Amended and Restated Memorandum and Articles of Association of Pubco

[To be provided]

B-1

Annex C

Chijet Motors 2023 Stock Incentive Plan

[To be provided]

C-1

Annex D

Opinion of Stanton Park Advisors LLC

Opinion of Financial Advisor to Jupiter Wellness Acquisition Corp.

Stanton Park Advisors, LLC (“Stanton Park”) was retained by Jupiter Wellness Acquisition Corp. (“JWAC”) to provide its opinion as to the fairness, from a financial point of view, to the shareholders of JWAC regarding the Business Combination. On October 24, 2022, Stanton Park delivered its opinion to JWAC’s board of directors, to the effect that, based on financial, business and operating information available to it as of September 30, 2022, the total consideration to be paid by JWAC in the Business Combination is fair to the JWAC shareholders from a financial perspective.

The summary of the opinion in this proxy statement/solicitation consent/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex E to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Stanton Park in preparing its opinion. However, neither Stanton Park’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/solicitation consent/prospectus are intended to be, and do not constitute, advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed Business Combination or otherwise, including, without limitation, whether any such shareholder should redeem its shares or any party should participate in the Private Placement.

The opinion was addressed to the JWAC Board for the use and benefit of the members of the JWAC Board (in their capacities as such) in connection with its evaluation of the Business Combination. Stanton Park’s opinion was just one of the several factors the JWAC Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus.

Stanton Park’s opinion only addressed whether, as of the date of the opinion, the Business Combination in the aggregate pursuant to the Merger Agreement was fair, from a financial point of view, to JWAC. It did not address any other terms, aspects, or implications of the Business Combination, the Merger Agreement or any related or other transaction or agreement, including, without limitation, (i) other than assuming the consummation thereof, the Private Placement; (ii) the shareholder support agreement and the lock-up agreements to be entered into in connection with the Merger Agreement, (iii) any term or aspect of the Business Combination that is not susceptible to financial analysis, (iv) the fairness of the Business Combination, or all or any portion of the Merger shares, to any security holders of JWAC, Chijet, Inc. (“Chijet”) or any other person or any creditors or other constituencies of JWAC, Chijet or any other person, (v) the appropriate capital structure of JWAC or Chijet or whether JWAC should be issuing debt or equity securities or a combination of both in the Business Combination, (vi) any capital raising or financing transaction contemplated by JWAC, including, without limitation, the Private Placement, nor (vi) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Business Combination, or any class of such persons, relative to the Merger shares, or otherwise. Stanton Park did not express any opinion as to what the value of shares of JWAC Common Stock, Class B Common Stock or any other security of JWAC actually will be when issued in the Business Combination or the prices at which shares of JWAC Common Stock, Class B Common Stock, or any other securities of JWAC or Chijet could trade, be purchased or sold at any time.

Stanton Park’s opinion did not address the relative merits of the Business Combination as compared to any alternative transaction or business strategy that might have existed for JWAC, or the merits of the underlying decision by the board of directors of JWAC or JWAC to engage in or consummate the Business Combination. The financial and other terms of the Business Combination were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from Stanton Park. In addition, Stanton Park was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving JWAC.

1 Subject to additional review by Stanton Park Advisors

D-1

Stanton Park was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of JWAC, Chijet or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Business Combination, or (c) advise the board of directors of JWAC, JWAC or any other party with respect to alternatives to the Business Combination.2 Stanton Park’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of Stanton Park’s opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on Stanton Park’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Stanton Park did not assume any obligation to update, review, or reaffirm its opinion to JWAC or any other person or otherwise to comment on or consider events occurring or coming to Stanton Park’s attention after the date of its opinion.

Stanton Park received a fee of $15,000 for its opinion, no portion of which was contingent upon the completion of the Business Combination. In addition, JWAC agreed to reimburse certain of Stanton Park’s expenses and to indemnify Stanton Park and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Stanton Park previously performed a valuation of Chijet for DMAQ.

In connection with its analysis, Stanton Park has made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Stanton Park also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. Stanton Park’s procedures, investigations, and financial analyses included, but were not limited to historical and projected financial statements, Chijet’s investor presentation, industry and market research, discussions with the management teams of JWAC and Chijet, and other documents related to the Business Combination and Chijet. Stanton Park performed certain valuation analyses using generally accepted valuation and analysis techniques, including a discounted cash flow analysis. Stanton Park conducted such other analyses and considered such other factors as it deemed appropriate.

Stanton Park

Stanton Park is a valuation advisory and consulting firm based in Boston, Massachusetts and Menlo Park, California. Stanton Park’s valuator for this opinion, Mr. Jon Taylor has over 20 years of business valuation, merger & acquisition advisory, and capital raising experience.

Mr. Taylor has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes. Mr. Taylor is a certified valuation analyst with the national association of certified valuators and analysts.

Overview of Industry

Stanton Park estimated the probability of each of Chijet’s indications success based on a review of studies, which analyzed historical data.

D-2

Mordor Intelligence, CHINA ELECTRIC VEHICLES MARKET - GROWTH, TRENDS, COVID-19 IMPACT, AND FORECASTS (2022-2027)3

Stanton Park considered the Chinese electric vehicles market industry, which Electric vehicles in China have seen rapid development due to increasing manufacturing companies, growing charging infrastructure, and government initiatives. The Chinese electric vehicles market is segmented by vehicle type and by drivetrain type. By Vehicle Type, the market is segmented into passenger cars and commercial vehicles. By drivetrain type, the market is segmented into battery electric vehicles and plug-in hybrid electric vehicles. For each segment, the market sizing and forecasting have been done on the basis of value (USD billion).

The Chinese government has given a considerable amount of tax exemption or had lifted taxes on the buying of EVs. These initiatives by the government have engrossed a lot of buyers to purchase EVs in this country. For instance, in April 2020, the Chinese government introduced a 10% service tax waiver for electric vehicles to boost the demand in the market. China represents about 40% of the global battery electric vehicle (BEV) market. The vehicle manufacturers such as Toyota and Honda have been dominating the hybrid vehicle segment in China, with their models such as Toyota Corolla Hybrid and Honda Accord Hybrid. In the first three quarters of 2019, Corolla Hybrid sold 38,540 units in China, which accounted for a nearly 20% increase in total hybrid deliveries during the period.

Such events are assisting China to formulate a resolute and optimistic prospect for the development of electric vehicles in the country, which is anticipated to propel the market.

However, the market was negatively impacted by COVID-19 in 2020. The market growth was disrupted owing to lockdowns and reduced income of the population in China. A halt in manufacturing and sales activities and the disrupted supply chain hampered the market growth in 2020.

Comparable Public Companies Selected for Analysis

In the market approach to valuation, Stanton Park selected five publicly traded companies that operate in the electric car industry. Stanton Park determined that these companies have similar suppliers, customers, and face similar business and economic risks relative to Chijet:

●	Canoo Inc.
●	NIO Inc.
●	Xpeng Inc.
●	Kandi Technologies Group Inc.
●	Li Auto Inc.

D-3

Valuation Methodology – Income Approach

The income and market approaches are most appropriate when conducting a valuation rather than the asset-based approach. The asset-based approach to valuation is normally only used when the subject company does not appear to be able to continue operations as a going-concern or when the company is expected to be liquidated. This approach is very complex and time consuming due to the fact that it requires an appraisal of all assets and liabilities, tangible and intangible, of the business using the defined standard of value. Therefore, it is not used normally in conjunction with the appraisal of an operating business that is anticipated to carry on as a going concern. In Stanton Park’s valuation of Chijet, Stanton Park primarily relied on the income approach to determine the intrinsic value of Chijet.

Overview of Key Assumptions and Inputs

Stanton Park’s equity value calculation assumes a debt-free, cash-free balance sheet.

To determine an appropriate discount rate, Stanton Park calculated the weighted average cost of capital, or WACC, of Chijet. The WACC approximates the expected return on invested capital within the industry. To calculate the WACC, Stanton Park calculated the cost of equity and after-tax cost of debt relying on the Capital Asset Pricing Model, or CAPM, to develop the cost of equity using the Duff & Phelps Cost of Capital Navigator. CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market.

CAPM calculates the required or expected rate of return of a particular asset through a risk-free rate, a risk premium based on the associated risk of the asset, and a beta based on comparable public companies, which measure the volatility of the asset relative to the overall market. The CAPM formula is as follows:

Return on Asset = Risk-Free Rate + Beta (Return on Market – Risk-Free Rate)

Chijet, Inc
Weighted Average Cost of Capital Analysis

Cost of Equity
Risk-Free Rate (1)	3.50%
Beta (1)	1.94
Equity Risk Premium (1)	6.0%
Company Size Premium (1)	1.2%
Company Specific Premium	-
Cost of Equity (2)	16.4%

Cost of Debt
Pre-Tax Cost of Debt	6.0%
Tax Rate	25.0%
After-Tax Cost of Debt	4.500%

Weighted Average Cost of Capital(WACC):

Debt-to-Equity Ratio	20.00%
WACC	14.0%

(1) Duff & Phelps Cost of Capital Navigator

(2) Based on CAPM (Risk-Free Rate + Beta * (Return on Market – Risk Free Rate)

Conclusion & Opinion

Stanton Park’s analysis provided that the purchase price for an 85.1717 percent equity stake in Chijet of $1,600,000,000 (rounded) is fair to the shareholders of JWAC. Based on Stanton Park’s analysis, it is their opinion that the Business Combination is “fair” to shareholders of JWAC from a financial perspective.

D-4

Annex E

CVR Agreement

[To be provided]

E-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud or the consequences of committing a crime.

Chijet’s Proposed Articles that will be in effect upon completion of the Business Combination provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted under the laws of the Cayman Islands, in the absence of willful neglect or default. In connection with the Closing, Chijet intends to enter into indemnification agreements with each post-Closing director of Chijet.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of October 25, 2022, by and among (i) JWAC, (ii) Pubco, (iii) Merger Sub, (iv) Chijet and (v) the Sellers thereto (included as Annex A to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

3.1	Amended and Restated Memorandum and Articles of Association of Pubco.

3.2*	Form of Proposed Charter of Pubco to be effective upon Closing (included as Annex B to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

3.3*	Form of CVR Agreement (included as Annex E to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

4.1*	Specimen Common Stock Certificate.

4.2	Rights Agreement, dated January 4, 2021, by and between JWAC and American Stock Transfer & Trust Company, as rights agent.

5.1*	Opinion of Maples and Calder (Cayman) LLP.

8.1*	Tax Opinion of Ellenoff Grossman & Schole LLP.

10.1	Support Agreement dated, October 25, 2022, among JWAC, Jupiter Wellness Sponsor LLC, Chijet, Pubco, I-Bankers Securities, Inc. and Join Surplus International Ltd.

10.2	Form of Lock-up Agreement dated as of October 25, 2022, among Chijet and the Holders named therein.

10.3*	Form of Non-Competition and Non-Solicitation Agreement.

10.4	Form of Amended and Restated Registration Rights Agreement.

10.5	Amendment to Insider Letter dated as of October 25, 2022, among JWAC, Pubco, Jupiter Wellness Sponsor LLC, I-Bankers Securities, Inc., Join Surplus International Ltd., and the Insiders name therein.

10.6*#	Form of Chijet Motors 2023 Stock Incentive Plan (included as Annex C to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

10.7*	English Translation of Loan Agreement between Yantai Guofeng Investment Holdings Groups Co., Ltd. and Shandong Baoya New Energy Automobile Co., Ltd., dated December 10, 2019.

10.8*	English Translation of Loan Agreements between FAW Finance Co. Ltd. and FAW Jilin Automobile Co., Ltd., dated January 29, 2019, May 21, 2019, August 29, 2019, October 29, 2019, November 27, 2019 and December 12, 2019, respectively.

10.9*	English Translation of Business Contract of EP Car Body-in-White Trial Production between Rizhengsheng Auto Technology (Changzhou) Co. Ltd. and Shandong Baoya New Energy Automobile Co., Ltd. dated April 18, 2022.

10.10*	English Translation of Development Agreement between Jiangxi Dekai Carlight Co. Ltd. and Shandong Baoya New Energy Automobile Co., Ltd. dated May 8, 2021.

10.11*	English Translation of Component Development Technology Agreement between Shandong Sanjian Construction Engineering Management Co. Ltd. and Shandong Baoya New Energy Automobile Co., Ltd. dated February 26, 2021.

10.12*	English Translation of Supply Agreement between Harbin Dongan Automobile Power Co., Ltd. and Shandong Baoya New Energy Automobile Co., Ltd. dated May 14, 2021.

II-1

Exhibit
Number	Description

21.1	Subsidiaries of Pubco.

23.1*	Consent of MaloneBailey, LLP, independent registered accounting firm of JWAC.

23.2*	Consent of UHY LLP, independent registered accounting firm of Chijet.

23.3*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).

23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1).

23.5	Consent of Stanton Park Capital LLC.

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

99.1*	Form of Proxy Card for Stockholders.

99.2	Opinion of Stanton Park Capital LLC (included as Annex E to the proxy statement/prospectus, which is part of this Registration Statement, and incorporated herein by reference).

99.3	Consent of Zhang Jiannong to be named as a director.

99.4	Consent of Wu Lichun to be named as a director.

99.5	Consent of Simon Pang to be named as a director.

99.6	Consent of Wen Li to be named as a director.

99.7	Consent of John Chiang to be named as a director.

99.8	Consent of Ying Liu to be named as a director.

107.1*	Calculation of Registration Fee Table.

# Indicates management contract or compensatory plan or arrangement.

* To be filed by amendment.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-2

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____, State of _____, on the ___th day of               , 2022.

Chijet Motor Company, Inc.

By:	/s/
Name:	Mu Hongwei
Title:	President
(principal executive officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mu Hongwei and Liu Shengwang his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign one or more Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Chijet Motor Company, Inc. and to file the same, with any and all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/	President	____, 2022
Name: Mu Hongwei	(principal executive officer)

/s/	Chief Financial Officer	____, 2022
Name: Liu Shengwang	(principal financial and accounting officer)

/s/	Director	____, 2022
Name: Mu Hongwei

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Chijet Motor Company, Inc. has signed this proxy statement/prospectus in the City of Newark, Delaware, on the ___th day of December, 2022.

Puglisi & Associates

By:	/s/
Name:	Donald J. Puglisi
Title:	Managing Director

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